Form 20-F
period 2005-06-30
Great Panther Resources LTD
filed 2005-07-15
CIK 1300050

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 333-78481

GREAT PANTHER RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 15,818,677 common shares, without par value, issued and outstanding as of December 31, 2004.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO ____

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 X ITEM 18. ____

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

adit: A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the Periodic Table.

andesite: A fine-grained brown or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the Periodic Table.

breccia: A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

chloritization: A form of alteration of a rock involving the replacement by, conversion into, or introduction of chloride.

crosscuts: Mine openings or passageways that intersect a vein or ore bearing structure at an angle.

epithermal: Applied to hydrothermal deposits formed at low temperature and pressure.

felsic: Applied to an igneous rock having abundant light-colored materials.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth's crust.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

mineral claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

ore: That part of a mineral deposit which could be economically and legally extracted.

quartz: A common rock forming mineral consisting of silicon and oxygen.

rhyolite: a fine-grained volcanic (intrusive) rock of granitic composition.

sulfidation: The reaction of a metal or alloy with a sulfur-containing species to produce a sulfur compound that forms on or beneath the surface of the metal or alloy.

stockwork: A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

vein: A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

CONVERSION TABLE

From	To	Multiply By
Cubic metres Feet Metres Miles Kilometres Acres	Cubic feet Metres Feet Kilometres Miles Hectares	35.494 0.305 3.281 1.609 0.621 0.405

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Great Panther" mean Great Panther Resources Limited, and our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and/or our subsidiary New Age Investments Inc., unless otherwise indicated. unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2004. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below as at December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, is derived from our audited financial statements which are included in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2004	2003	2002	2001	2000

Net Sales or Operating Revenue	-	-	-	-	30,000
Direct Costs and other	321,643	81,000	97,393	91,000	92,924
General & Administrative Expenses	899,947	191,151	173,935	177,285	111,119
Amortization and Asset Write-down	2,719	1,970	409,667	38,645	97,107
Income (Loss) From Operations	(1,224,309)	(274,121)	(680,995)	(306,930)	271,150)
Loss for the period	(1,183,414)	(273,738)	(680,906)	(305,339)	(256,610)
(Loss) per Common Share - basic and diluted	(0.09)	(0.16)	(0.49)	(0.04)	(0.04)
Total Assets	5,498,574	1,001,244	34,099	507,442	129,900
Net Assets (liabilities)	4,870,461	703,813	(291,428)	283,478	94,640
Capital Stock	7,068,595	2,089,939	1,152,233	872,056	552,056
Number of Common Shares (adjusted to reflect consolidation of common shares)	15,818,677	4,213,132	1,442,698	1,104,698	784,698
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2004	2003	2002	2001	2000

Net Sales or Operating Revenue	-	-	-	-	30,000
Direct Costs and other	321,643	81,000	97,393	91,000	92,924
General & Administrative Expenses	2,610,190	191,151	173,935	192,285	111,119
Amortization and Asset Write-down	2,719	1,970	409,667	38,645	97,107
Income (Loss) From Operations	(2,934,552)	(274,121)	(680,995)	(321,930)	(271,150)
Loss for the period	(2,893,657)	(273,738)	(680,906)	(320,339)	(256,610)
(Loss) per Common Share - basic and diluted	(0.22)	(0.16)	(0.49)	(0.05)	(0.04)
Total Assets	3,789,696	1,014,974	39,254	507,442	129,900
Net Assets (liabilities)	3,161,583	717,543	(286,273)	283,478	94,640
Capital Stock	13,279,800	8,301,144	7,363,438	7,083,261	6,763,261
Number of Common Shares (adjusted to reflect consolidation of common shares)	15,818,677	4,213,132	1,442,698	1,104,698	784,698
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Disclosure of Exchange Rate History

On July 12, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.2048.

For the past five fiscal years ended December 31, 2004 and for the period between December 1, 2004 and May 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
December 31, 2000	$1.4855	not applicable
December 31, 2001	$1.5487	not applicable
December 31, 2002	$1.5704	not applicable
December 31, 2003	$1.4008	not applicable
December 31, 2004	$1.3017	not applicable
December 31, 2004	not applicable	$1.1856 / $1.2401
January 31, 2005	not applicable	$1.1982 / $1.2422
February 28, 2005	not applicable	$1.2294 / $1.2562
March 31, 2005	not applicable	$1.2017 / $1.2463
April 30, 2005	not applicable	$1.2146 / $1.2568
May 31, 2005	not applicable	$1.2373 / $1.2703

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company's common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Associated with Mining

As our properties are in the exploration and development stage there can be no assurance that we will establish commercial discoveries on our properties.

Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are in our early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Exploration activities are also subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of our company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of our mining activities and may be fined if convicted of an offence under such legislation.

The mining industry is highly competitive and there is no assurance that we will be successful in acquiring mineral claims, as a result of which we may be required to cease operations.

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourselves. The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of base or precious metals should drop significantly, the economic prospects of operations in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that our mineral exploration and development activities will be successful and if we are not successful in these activities our business will fail.

Mining and mineral exploration has substantial operational risks which could prevent us from achieving profitable operations.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have an interest will be subject to all the hazard and risks normally incidental to exploration, development and production of base, precious and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The nature of these risks is such that liabilities could exceed policy limits, in which we could incur significant costs that could prevent us from becoming profitable.

Our projects are located in Mexico where mining exploration activities may be affected in varying degrees by political and government regulations which could have a negative impact on our ability to continue our operations.

The projects in which we have interests are located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for us to obtain any required financing for our projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, we may not be able to continue our operations in that country. We do not carry political risk insurance.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, they could reduce or eliminate profitability for our company.

Our operations may involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and it is anticipated that we will maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or which we may elect not to insure ourselves against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of us resulting in a decline in the value of our securities. In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

There can be no assurance that title to any property interest acquired by us or our subsidiary is secured.

Although we have taken reasonable precaution to ensure that legal title to our properties is properly documented, there can be no assurance of title to any property interest acquired by us or our subsidiary that such title will ultimately be secured. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Our operating activities since our inception have consisted primarily of identifying prospective properties and acquiring the interest in those properties that we currently hold through systematic exploration programs. As a result, we have not earned any revenues to date. We have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain any recoverable reserves. We anticipate that we will incur increased operating costs without realizing any revenues during the period when we are exploring our properties. For the year ending December 31, 2005, we expect to spend approximately $2 million on the exploration of the properties in which we hold our interests and $1,200,000 to $1,500,000 in the operation of our company. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. The report of independent registered public accounting firm on our 2004 annual financial statements includes an additional explanatory paragraph that states that conditions or events exist which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash and short-term investments in the amount of $1,923,972 as of December 31, 2004, and approximately $881,434 as of May 31, 2005. We estimate our average monthly operating expenses to be approximately $100,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable mineral deposits. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2005, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

Our properties are in the pre-exploration stage, are not commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral properties are in the early exploration stage and are not commercially viable at this time. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered. There is also no assurance that if found, commercially viable properties will be brought into commercial production. If we are not able to locate sufficient quantities of commercially viable ore and bring our properties into commercial production, we will not be able to continue operations and as a result our shareholders may lose any investment in our company.

There is substantial risk that no commercially exploitable minerals will be found and our business will fail.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the minerals claims that we have an option to acquire contain commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which we have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss your investment.

Not all of our directors and officers have direct training or experience in metals exploration or mining and as a result, they may not be fully aware of any of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm. As a result, we may have to suspend or cease operations which will result in the loss of your investment.

Financing Risks

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future. Failure to obtain such financing may result in a delay or indefinite postponement of further exploration and development of our projects.

We have limited financial resources and have no assurances that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

Virtually all of the goods and services required by us in connection with our operations in Mexico and costs for the further acquisition of interests in our properties, will be paid for in Mexican pesos or United States dollars. Prices for goods and services offered to members of the mining industry in Mexico, when quoted in Mexican pesos, are, for the most part, adjusted so as to remain competitive with prices offered in respect of the same goods and services in the United States and Canada. Nonetheless, an increase in the value of the Mexican pesos or of the United States dollar relative to the Canadian dollar, which is not followed by such an adjustment, may affect the ability of our company to carry out our exploration and development programs and may substantially increase the costs of such programs.

Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

Factors beyond our control may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

We are dependant on the services of certain key officers, namely Robert Archer, Kaare Foy and Ing. Francisco Ramos Sanchez, and the loss of these certain key personnel may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel. Loss of any of these people would have a material adverse effect on us. Currently we do not have any contracts with our key employees and we do not have key-man life insurance.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these director and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

Risks Relating to an Investment in our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations. Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for gold and silver exploration companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Our by-laws indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue incentive stock options to our employees, directors, officers and consultants.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We have also granted, and in the future may grant, to directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options have been and may in future be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange, when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding common share purchase warrants and options exercisable into 4,585,714 common shares which, if exercised, would represent approximately 20.21% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We will require significant additional funding to meet our business objectives. Capital will need to be available to help maintain and to expand exploration on our principal exploration property. We may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically slow exploration efforts and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity, there is no limit to the number of authorized common shares, and we have no current plans to obtain financing through means other than equity financing.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and continued in the Yukon Territory under the Business Corporations Act (Yukon), and then continued to British Columbia on July 9, 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2004 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the U.S. shareholders will be subject to the following adverse tax consequences:

-

they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

-	they will be required to pay interest on taxes allocable to prior periods; and
-	the tax basis of our capital shares will not be increased to fair market value at the date of their date.

We do not expect to declare or pay any dividends

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4 Information on Great Panther

A. History and Development of Great Panther

We were originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. Since that time, we have had the following name changes:

-	in 1980, to Lodestar Energy Inc.
-	in 1985, to Controlled Environmental Farming Int'l Ltd.
-	in 1987, to International Controlled Investments Inc.
-	in 1991, to New Age Ventures Inc.
-	in January 1998, to Great Panther Inc.
-	in October 2003, to Great Panther Resources Limited.

On March 22, 1996 we continued under the Business Corporation Act (Yukon). On July 9, 2004, we continued to British Columbia under the Business Corporation Act (British Columbia).

We have an office located at Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Our telephone number is 604-608-1766, and our facsimile number is 604-608-1744.

Our company is currently a reporting issuer under the securities laws of British Columbia and Alberta.

On June 28, 2005 , we held our annual and special general meeting, at which Kaare G. Foy, Robert A. Archer, Malcolm A. Burne, and John T. Kopcheff were elected as our directors, KPMG LLP, Chartered Accountants was elected auditor for the year, and our rolling 10% incentive stock option plan was approved by shareholders.

On June 18, 1980, our common shares were listed on the TSX Venture Exchange (formerly known as the CDNX, and the Vancouver Stock Exchange). Our trading symbol is "GPR", and we are classified by the TSX Venture Exchange as a Tier 2 company.

On December 31, 2004, we entered into a letter of intent to acquire up to an 80% interest in certain mineral properties located in the Cerro Colorado Mining District of Pima County in southern Arizona. On February 4, 2005, we elected not to proceed with this proposed acquisition.

In May 2005, we received title for an additional 2,184 hectares staked by us in the Guadalupe y Calvo Mining District of southwest Chihuahua State, Mexico, increasing to 12,274.7 hectares the size of our San Antonio Project.

B. Business Overview

We are engaged in the business of acquiring, exploring and developing mineral resource properties that have a potential for success, based upon the recommendation of our technical director and professional advisors, and the assessment of our board of directors.

We have the following property interests:

San Antonio Project

The exploration and exploitation concessions comprising the San Antonio project cover an area of 12,274.7 hectares, and are located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162km S-SW of the city of Hidalgo de Parral, Chihuahua, and 265km SW of the city of Chihuahua.

We are currently conducting a search for precious and base metals on these concessions.

Topia Mine Project

The property consists of three groups of exploitation concessions covering a total area of 1,555 hectares and one group of exploration concessions covering a total of 4,844 hectares, for a grand total of 6,399 hectares. The largest group of exploitation concessions, the Topia group, consists of 39 claims covering 1,275 hectares. In addition to the Topia group are two satellite claim groups known as the Las Papas group and the Jarillal group and cover approximately 228 hectares and 52 hectares, respectively. The exploration concessions completely surround the Topia group.

We are currently conducting a search for precious and base metals on these concessions.

Virimoa Project

The two Virimoa concessions are located in the Topia Mining District of Durango, Mexico, and comprise 148 hectares of exploitation concessions.

We are currently conducting a search for precious and base metals on these concessions.

Production

None of our properties are currently in production.

Revenues

To date we have not received any revenues from our property interests. To the extent that we do not receive any cash flow from our mineral property revenues, we are highly dependent on external sources of financing to maintain a positive cash flow.

Market Prices of Gold

The market prices of gold, silver and other precious metals have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of minerals. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Seasonality of our Business

Our business is not expected to be seasonal and its mining and milling operations will be carried out year round.

Sources and Availability of Raw Materials

Other than water and power, both of which are readily available and do not experience any material price volatility, we do not require any raw materials with which to carry out our business.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Governmental Regulations

The mining industry in Mexico is controlled by the Secretaria de Economia - Directiron General de Mines which is located and administered from Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. Mexican law grants concessions under the denominations of exploration or exploitation. The construction of processing plants requires further governmental approval.

The holder of an exploration concession is granted the exclusive right to explore a designated area. Exploration concessions are granted for a period of six years from the date of their recording in the Public Registry of Mining. Exploration concessions are not renewable after the end of the initial term. The holder of an exploration concession must file an application for an exploitation concession before the end of the six year term. If the concessionaire does not comply with this requirement, the concession will be cancelled. Exploitation concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the exploration concession holder as a matter of law if all regulations have been complied with. During the final five years of exploitation, the concession holder may apply for one additional 50 year period, which is automatically granted provided all other concession terms had been complied with.

In accordance with the Federal Duties Law ("LFD") the holder of an exploration concession is obligated to pay an exploration duty based upon the number of hectares covered by the concession area. These fees are determined per hectare as follows:

1. during the first year, 2.0230 Mexican Pesos (approximately $0.24) per hectare;

2. from the second to the fourth year, 6.01 Mexican Pesos (approximately $0.71) per hectare; and

3. the fifth and subsequent years, 12.43 Mexican Pesos (approximately $1.46) per hectare.

The holder of an exploitation concession must pay biannual duties in January and July of each year as described under the LFD. These duties are in the following amounts:

1. during the first and second year, 25.06 Mexican Pesos (approximately $2.95) per hectare;

2. the third and fourth year, 50.34 Mexican Pesos (approximately $5.92) per hectare; and

3. the fifth and subsequent years, 8.29 Mexican Pesos (approximately $0.98) per hectare.

Concessionaires for both exploration and exploitation must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file each May, proof of the work performed. Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the Concessionaire of any such default granting the Concessionaire a specified time frame in which to remedy the default.

The investment in exploration work must be at least equal to the amount resulting from applying the following table to the number of hectares covered by the exploration concession or by the grouping of mining concessions:

Surface Area (hectares)	Minimum Annual Expenditure (Mexican Pesos)	Additional Minimum Annual Expenditure Per Hectare (Mexican Pesos)
		1st Year	2nd to 4th Year	5th and 6th Year
From 1 to 30	--	5.00	20.00	30.00
From 31 to 100	--	10.00	40.00	60.00
From 101 to 500	500.00	20.00	60.00	120.00
From 501 to 1,000	1,500.00	18.50	57.00	120.00
From 1,001 to 5,000	3,000.00	17.00	55.00	120.00
From 5,001 to 50,000	10,500.00	15.50	53.00	120.00
From 50,001 onwards	100,000.00	14.00	50.00	120.00

In the case of groupings of exploration concessions, the additional fee per hectare is applied based on the date of issuance of the oldest concession which is part of the grouping.

There are no limitations on the total amount of surface covered by exploration or exploitation concessions or on the amount of land held by an individual or company. Excessive accumulation of land is regulated indirectly through the duties levied on the property and the production requirements as outlined above.

Mexican mining law does not require royalties to the Government, except for the discovery premium related to National Mineral Reserves, Concessions in Marine Zones and Allotments to the Council of Mineral Resources.

C. Organizational Structure

As at the date of this annual report, we have two wholly-owned subsidiaries. They are:

1.	New Age Investments Inc., a company incorporated in the Province of Alberta. This company is presently inactive; and
2.

Minera Mexicana el Rosario, S.A. de C.V., a company incorporated in the United States of Mexico. This Mexican subsidiary holds our Mexican property interests. This Mexican subsidiary was acquired by us on February 5, 2004.

D. Property, Plants and Equipment

We rent executive and administrative office space at located at 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $2,941 per month.

Our Mexican subsidiary rents office space at Avenue La Junta, Col. Obrera, Chihuahua, Chihuahua C.P. 31350, Mexico, for the sum of 1,425 Mexican Pesos (approximately $164) per month.

We believe that our current office arrangements provide adequate space for our foreseeable future needs.

At present, our activities are focused on the acquisition, exploration and development of precious and base metal properties located in Mexico.

Our Mineral Properties/Projects

San Antonio Project

The Santo Niño and San Taco concessions described below form part of the larger San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. It consists of seven contiguous concessions covering an aggregate of 12,274.7 hectares. The five exploitation concessions, covering in the aggregate 643.7 hectares, are held under option. The San Antonio exploration concession covers 9,447 hectares, which surrounds the five exploitation concessions under option. The Iran exploration concession, comprising 2,184 hectares, is contiguous with the northwest corner of the San Antonio concession. Both of these were staked and are owned 100% by our Mexican subsidiary.

Acquisition - Santo Nino Concessions

Effective February 11, 2004, we entered into the "Santo Nino Option Agreement", which granted us the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Mr. Alfredo Rodriguez Chávez, as optionor, by making staged cash payments totalling US $165,000 as follows:

(a) US $20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(b) US $50,000 in five payments of US $10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement;

(c) US $95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

As of May 31, 2005, we have made the US $20,000 payment in accordance with (a) above and made the first and second US $10,000 payments of five payments in accordance with (b) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

Acquisition - San Taco Concessions

Effective February 28, 2004, we entered into the "San Taco Option Agreement", which granted us the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Carlos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., as optionor, by making staged cash payments totalling US $965,000 as follows:

(a) US $50,000 within 30 days of the signing of the option agreement;

(b) US $75,000 by the first anniversary of the date of signing the option agreement;

(c) US $100,000 by the second anniversary of the date of signing the option agreement;

(d) US $740,000 by the third anniversary of the date of signing the option agreement.

As of May 31, 2005, we have made the US $50,000 payment in accordance with (a) above and the US $75,000 payment in accordance with (b) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

Location and Accessibility

The San Antonio project is located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162km S-SW of the city of Hidalgo de Parral, Chihuahua, and 265km SW of the city of Chihuahua, and consists of the following:

Concession	Size (hectares)	Expiry Date
San Taco	495.7	23/11/2004 *
Sary	36	06/09/2051
Hortensia	9	21/11/2049
Piedra Verde	23	21/11/2038
Santo Niño	80	21/04/2036
San Antonio	9,447	15/04/2010
Iran	2,184	09/05/2011

* Application to change from an exploration concession to an exploitation concession was filed on October 22, 2004 but the new title has not yet been granted. The concession remains in good standing until the new title takes effect.

Road access to the San Antonio project is via paved highway from Hidalgo de Parral to the town of Guadalupe y Calvo, a distance of 255km, and then to Baborigame via a maintained unsurfaced road, a distance of 90km, and then via 33km of logging and ranch roads to a small ranch in the Arroyo San Antonio near the center of the project area. Straight line distance from Baborigame to the project area is 9km.

History

The San Antonio prospect lies within the Guadalupe y Calvo mining region. Earliest recorded mining activity in the region is the discovery in 1835 of the veins in the San Juan Nepocemo area west of Baborigame. Various Au-Ag vein deposits were subsequently discovered and commercial mining continued without interruption until 1940. Since then, only small scale artesenal mining has been conducted in the region. The San Antonio project lies outside of the areas of significant mine development, and little is known of the exploration history of the project. The numerous workings in the Arroyo San Antonio attest to minor production from the project area.

Neither significant nor modern exploration programs are known to have been conducted at the property. Anaconda, Barrick Gold and Hemlo Gold made reconnaissance visits to the property in the 1990's. In the 1980's the Consejo de Recursos Minerales conducted site specific visits to the Sary, Piedra Verde, and Santo Niño claims. The property was visited by Robert Archer, President of our subsidiary, in May of 2003. Mr. Archer collected ten reconnaissance rock chip samples from mine workings and altered outcrops in the Arroyo San Antonio.

The property had not been subjected to exploration drilling prior to our acquisition of the claims.

Mineralization

Numerous epithermal veins and mineralized structural zones are exposed in the Arroyo San Antonio. It is not clear if these structures are faults that juxtaposed rock types, or alternatively the structures formed along pre-existing lithologic contacts. Mineralized structures vary from 1 to 200 cm wide. All of these mineralized structures lie within a much broader zone of pervasive chloritization that is continuously exposed along the Arroyo San Antonio.

Geologic and mineral occurrence maps indicate that within the project area at least 12 mineralized structures or veins have been explored or exploited, and numerous others of unknown extent and importance are present.

Sary Zone

The Sary showing comprises a mineralized fault zone that dips vertically or steeply to the S-SW. The Sary structure is exposed in a small mine working on the hillside east of the Arroyo San Antonio. The workings comprise a short adit perpendicular to the structure, and development/exploration drifts to the east and west along the structure. The workings were entered and sampled.

Arroyo Zone

A prominent zone of mineralization is exposed in the Arroyo San Antonio where the projection of the Hortencia vein intersects the arroyo, where two faults come in contact.

Piedra Verde

The Piedra Verde mine is developed on a fault bounded clast-supported breccia zone. The mineralized structure is exposed on surface and in small workings on the hillside immediately south of the Arroyo San Antonio.

The workings comprise a short adit perpendicular to the structure, and development/exploration drifts to the northwest and southeast along the structure. The workings were entered and sampled.

Santo Niño Vein

The Santo Niño mine is developed on a brecciated and quartz veined fault zone. It is exposed at surface on both sides of the Arroyo San Antonio and in the mine workings developed on the northwest side of the arroyo. The workings were entered and sampled.

Santo Niño Stockwork

A zone of stockwork quartz-calcite-pyrite-chalcopyrite microveinlets cutting chloritic fine grained andesite breccia is exposed along the Arroyo San Antonio upstream (S-SW) of the Santo Niño mine. The zone is exposed in outcrops along the arroyo over a length in excess of 30m. Some of the veinlets contain bladed calcite, a textural feature common at high levels of epithermal systems.

El Cordon

The El Cordon showing comprises a shallow prospect at arroyo level and a 20m adit and open stope developed 30m above arroyo level. The working is developed along a fault breccia that is localized along the contact of an andesite dike that crosscuts a quartz eye rich felsic volcanic. The fault breccia is cut by white sugary quartz veinlets.

Exploration

Our 2004 exploration program on the San Antonio project consisted of geological mapping and sampling, prospecting and soil sampling. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation had already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July, 2004 identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. Phase One of the exploration program, completed in December, 2004, provided numerous diamond drill targets on the high grade vein system. A diamond drill program which commenced in February, 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

In addition to the sampling described above, alteration studies are being conducted in order to help direct us towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary.

Topia Mine Project

Acquisition

Effective February 18, 2004, we entered into the Topia Option Agreement, which granted us the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico from Cia Minera des Canelas y Topia, as optionor, by making cash payments totalling US $1,426,919 as follows:

(a) US $100,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(b) US $150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

(c) US $200,000 on the date of signing of the purchase agreement, to take place no later than 2 months following the date the Company notifies the optionor of its decision to exercise the option;

(d) Three annual payments of US $300,000, US $300,000 and US $376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $1,094,759 (certain interest charges may apply) upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. US $200,148 is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

As of May 31, 2005, we have made the US $100,000 payment in accordance with (a) above, exercised our option to acquire 100% and made the US $150,000 payment in accordance with (b) above.

Other than discussed above, there are no other Net Smelter Return royalties, or other royalties payable, and there are no work commitments.

Location and Accessibility

The property consists of three groups of exploitation concessions covering a total area of 1,555 hectares and one group of exploration concessions covering a total area of 4,844 hectares. The largest group of exploitation concessions, the Topia group, consists of 39 claims covering 1,275 hectares. Two satellite claim groups known as the Las Papas group and the Jarillal group cover approximately 228 hectares and 52 hectares, respectively. In addition to the exploitation concessions, the Topia 2 group consists of 14 exploration concessions, staked and owned 100% by our Mexican subsidiary.

The Topia and the Topia 2 groups are located in the municipality of Topia in the west central part of Durango State, Mexico; the Las Papas group is about 10 kilometres northeast of the town of Topia; and

the Jarillal group is near the town of Torance about six kilometres east of Topia. Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Topia, a distance of approximately 150 km. Total driving time from Durango is about 8 hours. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour.

The property is located within the Sierra Madre Occidental Mountain Range. The terrain is quite steep and rugged with elevations ranging from approximately 600m in the river valleys in the western portion of the property rising to nearly 2000m in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50cm of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year round basis. Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra.

Mineralization

The veins of the Topia district have formed along the northeast series of faults. Mineralized veins are limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesites. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 300 metres but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres.

The workings on the site are named according to the vein worked and the name of the portal such as the Madre Vein on the Tres Varones level. Although some of the different veins are connected by crosscuts, in general the individual veins have been developed individually on several levels. This has resulted in numerous adits being used for production purposes.

The Victoria portal is one exception to this whereby it was designed to be the focal point of the operation for veins east of the Victoria Fault. The Victoria portal is located at the 1450 metre elevation well below most of the productive stopes. This adit crosses through the Victoria fault within a few hundred metres of its mouth and then extends 1700 metres to the north intersecting the Oliva, Madre, Cantanranas and Argentina veins all on the eastern side of the Victoria fault. It is at an elevation well below the mill requiring production ore to be hauled up the steep, narrow dirt roads. The ore dump at the Victoria portal has been washed out and will require some major repairs before it can be used again. This level also drains many of the upper levels with about 10 litres per second of water flowing out the portal. In operating times this water was pumped up to the mill for use as process water.

The principle ore source at Topia has been the Veta Madre or mother vein. This vein has been mined over a strike length of more than three kilometres. Early work was focussed primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1522m elev.), the Tres Varones (1580m elev.) and Don Benito (1622m elev.) levels. Although longitudinal sections are available for most of the other veins, the long section of the Veta Madre best shows the lateral extent of the mineralization and mine workings at Topia.

One of the prospects for ore is between the Tres Varones and Cocinera levels of the Veta Madre. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level. However, these small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept. This intercept is west of a major dyke and about 200 metres west of any workings. There is also potential to the east where mineralization is thought to extend however there are no drill intercepts in this area. The

Veta Madre is also unexplored in the area of the Victoria fault but the owner expressed concern that the vein was faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

The Veta Cantanranas is the closest vein to the Veta Madre and in fact splays to the north from the Veta Madre looking toward the east. The Cantanranas vein tends to dip steeply to the south, somewhat different than the almost vertical Veta Madre. It has been stoped between sections 200 West and 2600 East and may extend to the Hormiguera mine at 3200 East. The gaps in stope locations on this vein may be due to the overlap of the Madre vein stopes. The combination and then splaying of these two veins makes following them difficult at times and there may be some instances where lost portions of economic veins remain in the walls.

The Argentina vein is located immediately north of the mill and has been exploited between sections 900 East and 1600 East from six main levels. Vertically the stopes are located between 1600 and 1900 metres. Peñoles had postulated potential strike extensions to this vein and some drilling was done to test these theories. Four holes were drilled to the east from surface, in 1986 and in 1987.

The Argentina vein is the northern limit of surface exposure of Topia andesites as rhyolite outcrop is found making exploration of strike extensions difficult. There is potential for the Argentina vein to continue west of the Victoria fault similar to the Madre and Cantanranas veins.

The Animas vein is south of the Madre vein and due to the lower surface elevation there seems to be mineralized sections missing due to the level of erosion. Other veins in this area and possible continuations may be the Oliva, La Dura, and Dos Amigos veins. To the north there are other minor veins stoped such as the Santa Cruz and Santa Juliana. Like the major veins all of these veins contain small remnant blocks beside, below and above existing stopes as well as the potential for strike extensions. The numerous faults and splays make following the veins difficult and there is potential for better veins in the wall rock in places where the wrong vein has been followed.

The Las Papas area is located about seven kilometres northeast of Topia. There are 3 known veins with mainly minor underground development and only the Vicente vein has been stoped. At Las Papas the veins occupy both the vein and main fault orientation seen at Topia. Another significant difference in this area is that the Ag:Au ratio is much lower being between 10 and 20 to one instead of the 300 to 1 seen typically at Topia.

Most of the exploration on the Topia property is by tunneling on veins found in either crosscuts or on surface. In the Peñoles era veins were both mapped and sampled but in the last ten years little geological work seems to have been maintained. In total over 24 kilometres of horizontal tunnels exist on the various veins and connecting them.

Mineral Resource and Mineral Reserve Estimation

There are no known resources or reserves on the property that meet the standards of National Instrument 43-101 Standards of Disclosure for Mineral Projects, adopted by securities regulators in Canada. The larger tonnage blocks tend to be inferred areas peripheral to any workings.

It will take time to rehabilitate workings to access the small blocks of reserves apparent in the existing workings. These small blocks will have to be evaluated as quickly as possible to determine the cost associated with each block to see if it is actually "ore" or not. Diamond drilling into some of the peripheral areas should indicate vein location.

Exploration

In 2004, we began an aggressive one-year advanced exploration program, budgeted at US $1 million, in order to determine the viability of putting the mine back into production. The diamond drill program conducted between June, 2004 and February, 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area.

The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the ultimate goal of successfully re-opening the mine. The results of the drilling were used in conjunction with an assessment of the tailings recovery potential in an independent scoping study conducted in December, 2004 and finalized in January, 2005. The scoping study recommended that we exercise our option to acquire a 100% interest in the property, which was formalized in February, 2005, and proceed with the strategic development for the resumption of mining.

The underground rehabilitation of the Topia Mine also began in December, 2004. The success of our ongoing diamond drill program, as well as the assessment of other readily accessible areas, provided the focus needed to start cleaning adits and preparing stopes for development.

The drilling on the project was contracted to BDW International Drilling of Mexico, S.A. de C.V. Ongoing geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V.

Virimoa Project

Acquisition

Effective January 19, 2005, we signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property, also located in the Topia Mining District, State of Durango, Mexico from Minera Acero del Fuego, S.A. de C.V., as optionor. Under the terms of the option agreement, we must compensate the optionor of the Virimoa Property by making four cash payments totalling US $300,000 over a period of three years. In a concurrent agreement, we are required to issue a total of 300,000 common shares (in four stages tied to the cash payments) to the optionor. If we exercise this option, the optionor will retain a 2% NSR, half of which can be purchased by us for US $1 million.

Location and Accessibility

The property consists of two exploitation concessions covering a total area of 148 hectares in the municipality of Canelas in the west central part of Durango State, Mexico. The Virimoa Property is about 17 kilometres south of the town of Topia and is accessible from there by gravel road. Otherwise, access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Canelas, a distance of approximately 150 km. Total driving time from Durango is 8 hours. Canelas contains numerous stores, restaurants and small hotels. A small airstrip on the north side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour.

Exploration

In March, 2005, fieldwork commenced on this property with initial exploration comprising detailed and extensive channel sampling and mapping being focused on an exposure of intense iron oxide alteration. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April, 2005. Results are pending.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2004 and December 31, 2003 should be read in conjunction with our consolidated financial statements and related notes included therein in this registration statement in accordance with Item 8 - "Financial Information".

Critical Accounting Estimates

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.

Mineral properties

The amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values. We capitalize all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leases or options for mineral properties and the likelihood that we will continue exploration or exercise the option to acquire the property. We do not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

Going concern

The consolidated financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Subsequent to December 31, 2004, the Company raised gross cash proceeds of $1,027,125 from the exercise of "B" and "C" warrants.

Stock-based compensation

We account for employee stock-based compensation, beginning January 1, 2003, and non-employee stock based compensation under the fair value method. Pursuant to this method, we estimate the fair value of stock options and warrants granted using an option pricing model. Assumptions used in an option pricing model include estimates of future market price volatility, expected life and dividends. Although management used available historical information and current information to arrive at such estimates, different assumptions will create different option and warrant values.

A. Operating Results

We reported a loss of $1,183,414 and cash outflows from operations of $972,438 for the year ended December 31, 2004 compared with losses of $273,738 and $680,906 and cash outflows from operations of $283,256 and $275,497 for the previous two years, respectively.

We are in the exploration stage and still in the process of determining the existence of economically recoverable mineral reserves on most of its mineral properties. As at December 31, 2004, we had no producing properties, and consequently no sales. Great Panther generates some interest revenue from its interest bearing short-term investments.

Expenses consist primarily of general and administrative expenses, director fees and management fees. General and administrative expenses for the year ended December 31, 2004 totalled $899,947 (including stock-based compensation) as compared to $191,151 and $173,935 for 2003 and 2002, respectively. Director fees for the year ended December 31, 2004 totalled $247,643 (including stock-based compensation) as compared to nil for 2003 and 2002. Management fees for the year ended December 31, 2004 totalled $74,000 as compared to $81,000 and $99,000 for 2003 and 2002, respectively. Expenses increased in 2004 over 2003 largely as a result of the stock-based compensation expense recorded in 2004, increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the exploration work being carried out on the Mexican mineral properties, the increase in investor relations activities and related travel and an overall increase in activity in the Company.

-

$393,850 in stock-based compensation expense incurred in 2004 is a non-cash charge that was allocated as to $204,308 to director fees, representing the fair value of options granted to directors, as to $43,046 to accounting and audit expenses, representing the fair value of options granted to an officer, as to $124,053 to consulting expense, representing the fair value of options granted to officers and consultants, and as to $22,443 to salaries expense, representing the fair value of options granted to an employee.

30
-

A $57,664 increase in accounting and audit fees, in addition to the increase relating to the stock-based compensation expense of $43,046, is largely a result of the costs associated with filing our Form 20-F registration statement with the Securities and Exchange Commission in the United States.

-

A $186,602 increase in consulting fees, in addition to the increase relating to the stock-based compensation expense of $124,053, is largely due to an increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the general investigation work being carried out on the Mexican mineral properties and the entering into a consulting agreement.

-

The $31,345 increase in the filing fees expense in 2004 is the result of indirect costs associated with the acquisition of the Mexican subsidiary, the financings and the enrolment with Standard & Poor's.

-

The $103,386 increase in the investor relations expense in 2004 is the result of efforts to improve overall shareholder and investor communications, including the attendance at additional investment conferences.

-

The $38,055 increase in the legal expense in 2004 is the result of costs associated with our Form 20-F registration statement filing and the related filings subsequent to acceptance, preparation of stock option documents, consulting and investor relations agreements and continuation documents from the Yukon to British Columbia.

-

The $67,369 increase in the travel expense in 2004 is the result of travel costs associated with the attendance at additional investment conferences, our European promotional efforts and additional travel by directors.

Great Panther spent $3,233,392 on its mineral properties during the year ended December 31, 2004, which included acquisition costs, options payments, staking costs and exploration costs.

B. Liquidity and Capital Resources

We have no operations that generate cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond our control.

In order to finance its exploration activities and corporate overhead, we are dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of our securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund our activities.

We have financed our activities through brokered and non-brokered private placements and a short form offering. Debt financing has not been used to fund property acquisitions and exploration and we have no current plans to use debt financing.

Cash and Financial Conditions

We had a cash balance of $173,122 and a short-term investment balance of $1,750,850 at December 31, 2004 as compared to $917,753 and $6,850, respectively, at December 31, 2003. The Company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

We had working capital of $2,001,783 as at December 31, 2004 compared with working capital of $698,384 as at the December 31, 2003. Working capital, together with the 2005 warrant exercises described below and limited additional financing, should be adequate to fund our activities and to cover corporate overhead for the next fiscal year.

We have no debt, do not have any unused lines of credit or other arrangements in place to borrow funds and no off-balance sheet arrangements. We do not use hedges or other financial derivatives.

Investing Activities

During 2004, our cash outflows from investing activities was $3,526,089, of which $1,776,410 was for exploration costs that were deferred and $1,750,000 was for the purchase of a short-term investment in the form of a guaranteed investment certificate, compared with cash outflows from investing activities of $nil during 2003.

There were no material differences in the actual use of proceeds from the Company's previous disclosure in this regard.

Financing Activities

On January 14, 2004, we issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share and one non-transferable Series C share purchase warrant. Each whole warrant entitled the holder to acquire one common share at $0.45 for a period of twelve months.

On March 29, 2004, the Company closed the financing under its short form offering document having an effective date of March 10, 2004, and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share and one-half of one non-transferable Series D share purchase warrant. Each whole warrant entitled the holder to acquire one common share at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the Series D share purchase warrants were granted an extension of their expiration date by the TSX Venture Exchange of an additional six months. We issued to Canaccord Capital Corporation, the private placement agent, 535,714 agent's warrants with each agent's warrant entitling the holder to acquire one common share at $0.62 for a period of twelve months. We also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent's units valued at $0.56 per unit. Each agent's unit consists of one common share and one-half of one non-transferable warrant with each whole agent's warrant entitling the holder to acquire one common share at $0.62 per share for a period of twelve months. The fair value of agent's warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

On April 23, 2004, we issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share and one-half of one non-transferable Series E share purchase warrant. Each whole warrant entitled the holder to acquire one common share at $0.62 for a period of twelve months. Subsequent to the year ended

December 31, 2004, the Series E share purchase warrants were granted an extension of their expiration date by the TSX Venture Exchange of an additional five months. We issued to Canaccord Capital Corporation, the private placement broker, 450,000 agent's warrants with each agent's warrant entitling the holder to acquire one common share at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent's warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

A total of 291,960 warrants were exercised and converted into shares at various times throughout the year, for an aggregate of $131,382.

As at December 31, 2004, we had 15,818,677 common shares issued and outstanding.

Outstanding Share Data as at May 31, 2005

Subsequent to the year end, we granted options, under our stock option plan, to acquire 325,000 common shares with an exercise price of $0.45 per share expiring February 27, 2010 and 100,000 common shares with an exercise price of $0.45 per share expiring May 2, 2006.

Subsequent to the year end, Series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000 and Series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $514,125.

The warrant exercises subsequent to the year end increased the issued and outstanding common shares to 18,101,177 as at May 31, 2005, or 22,686,891 on a fully diluted basis. If we were to issue all 4,585,714 common shares issuable upon conversion of all rights to purchase our common shares, we would raise approximately $2,626,343.

Reconciliation to United States Generally Accepted Accounting Principles

Differences between Canadian GAAP and US GAAP include:

-

Under Canadian GAAP, mineral property acquisition and exploration costs are capitalized. Under US GAAP, exploration costs are expensed as incurred unless commercial feasibility is established. Under US GAAP, mining properties are reviewed by management of our company for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable.

-

United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quote market price over the exercise price, at the date the stock options are granted. As of December 31, 2002, $15,000 in compensation cost would have been recorded under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS123.

-

Under Canadian GAAP, our company follows the recommendation of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, our company recognizes an expense for options granted on or after January 1, 2003. Our company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. On the exercise of stock options, share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus.

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2004, other comprehensive income includes foreign currency translation gains of $nil (2003: $ nil; 2002: $ nil).

In December 2004, United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS 153"). This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" ("APB 29") is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. We believe the adoption of this statement will have no impact on our financial statements.

In December 2004, FASB issued a revision to SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123R"). This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS 123. This statement is effective for fiscal years beginning after June 15, 2005. We have not yet determined the impact to our financial statements from the adoption of this statement.

C. Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we expended approximately $3,233,392 on the exploration of our various mining properties.

D. Trend Information

Our business is the exploration for and development of precious metals deposits, principally gold and silver, so the price of these commodities has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of gold and silver has been positive and have remained steady at relatively high historical prices. Management believes that the current trend will continue for the foreseeable future. History has shown, however, that there can be no such assurances.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We do not have any required expenditures pursuant to any contractual obligations. The contracts pursuant to which we have the right to acquire further interests in our mineral properties are option agreements, whereby we may or may not elect to expend further funds on our properties.

G. Safe Harbor

Not applicable

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with Great Panther	Present Position with Mexican Subsidiary	Present Position with Alberta Subsidiary
Kaare G. Foy, B.Ec.	Chairman Chief Financial Officer Director	Director	Director
Robert A. Archer, P.Geo.	President Chief Executive Officer Director	President	n/a
Malcolm A. Burne	Director	n/a	Director
John T. Kopcheff, B.Sc. (Hons.)	Director	n/a	n/a
Wendy Ratcliffe	Secretary	Director	n/a
Ing. Francisco Ramos Sanchez	Vice President, Operations	Vice President, Operations	n/a
Robert Brown, P.Eng.	Vice President, Exploration	n/a	n/a
Ing. J. Jesús Rico Aguilera	n/a	General Manager, Topia Mine	n/a

Business Experience, Function and Area of Experience

Kaare G. Foy

As a Chairman, CFO and director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of Great Panther and its subsidiaries.

Following graduation from Monash University in Australia, Mr. Foy became an Associate of the Australian Society of Accountants and a Member of the Australian Institute of Directors. In 1995, he emigrated to reside permanently in Canada. For most of his career, he has specialized in company "turnarounds," and has more than 20 years' experience serving on the boards of directors of publicly listed companies in Australia, Canada and the United Kingdom, including Loscam Materials Handling Limited in Australia, Greenchip Investments PLC in the United Kingdom, and Cangold Limited in Canada.

Mr. Foy is also the CFO and a director of Cangold Limited, the President of Oceanic Management Limited and a director of Central Asia Gold Limited and Covik Development Corp.

Robert A. Archer

As President, Chief Executive Officer and director, Mr. Archer is responsible for the day to day operations of Great Panther and for the development of our strategic direction. Also, as the President of our Mexican subsidiary, Mr. Archer is responsible for the management and supervision of its affairs and business in Mexico.

Robert Archer has more than twenty-three years' experience working for mining companies throughout North America, namely Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc.

Mr. Archer is the President of R. A. Archer & Associates, Platoro Resource Corp. and Pacific Bullion Resources Ltd. He is also President and a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. Mr. Archer was formerly the President of Consolidated Magna Ventures Ltd.

Malcolm A. Burne

Director since June 3, 1987 to the present and member of our Audit Committee, Mr. Burne was also Chairman, President Chief Executive Officer from June 3, 1987 until April 27, 2004.

He has been a self-employed business banker since 1962. Malcolm Burne is the Executive Chairman of Golden Prospect PLC, a mineral investments and gold fund company listed on the A. I. M. Exchange in London, United Kingdom. Mr. Burne also holds Board positions with publicly listed companies in Australia, Canada and Europe, namely Golden Prospect PLC, Reliance Mining Limited, Samson Exploration NL, Mano River Resources Inc., Greenchip Investments PLC, White Knight Investments PLC, Jubilee Platinum PLC and Central Asia Gold Limited.

John T. Kopcheff

Mr. Kopcheff has been a director of our company since August 2001. As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of Great Panther, and is Chairman of Great Panther's Audit Committee.

He is Managing Director of Victoria Petroleum NL, an oil and gas company publicly listed on the main board of the Australian Stock Exchange.

Wendy Ratcliffe

Ms. Ratcliffe has been our company Secretary since August 2001. She is responsible for internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for Great Panther and its subsidiaries. Ms. Ratcliffe is also Secretary of Cangold Limited.

Ing. Francisco Ramos Sanchez

Mr. Ramos Sánchez is responsible for our day to day operations in Mexico.

Mr. Ramos Sánchez has been the Vice President, Operations of our subsidiary since June 1998. With more than 27 years of experience in the mining industry, Mr. Ramos Sánchez is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. Mr. Ramos Sánchez has consulted for a number of junior to mid-size companies from Canada, Mexico and the United States, and has contacts in the mining industry in Mexico. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V.

Robert Brown

Robert Brown is responsible for overseeing all exploration activities undertaken by Great Panther, and has particular experience in the immediate area of Great Panther's projects in the Sierra Madre Region of Mexico.

Mr. Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 28 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 13 years Mr. Brown held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration.

Ing. J. Jesús Rico Aguilera

Mr. Rico Aguilera is a Mexican mining engineer with a Masters degree in Business Administration from the University of Guanajuato. Mr. Rico Aguilera has almost 30 years experience in the mining industry, primarily for Peñoles. Significantly, Ing. Rico started his career in Topia in 1976 as a shift boss, and then worked his way up through Peñoles at ten different mines, to the position of General Manager. In 1985 he returned to Topia for a four-month interval. Mr. Rico Aguilera has extensive experience in all aspects of underground mining and milling of high grade silver-lead-zinc deposits in Mexico and, more specifically, has an intimate knowledge of the multiple veins at Topia.

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2004. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last three financial years ended, the following persons were or are our executive officers:

Name	Principal Position	From	To

Malcolm A. Burne	President and Chief Executive Officer	n/a	April 27, 2005

Robert A. Archer	President and Chief Executive Officer	April 27, 2005	Present

Kaare G. Foy	Chairman Chief Financial Officer	April 27, 2005 June 10, 1996	Present Present

Ing. Francisco Ramos Sánchez	Vice President, Operations	April 30, 2004	Present

Robert F. Brown	Vice President, Exploration	April 30, 2004	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Malcolm A. Burne	2004 2003 2002	11,500 (1) nil nil	nil nil nil	nil nil nil	150,000 (2) nil nil	nil nil nil	nil nil nil	nil 5,000 (4) 15,000 (4)
Robert A. Archer	2004 2003 2002	8,835 (1) N/A N/A	nil N/A N/A	nil N/A N/A	150,000 (2) N/A N/A	nil N/A N/A	nil N/A N/A	117,624 (5) N/A N/A
Kaare G. Foy	2004 2003 2002	11,500 (1) nil nil	nil nil nil	nil nil nil	150,000 (2) nil nil	nil nil nil	nil nil nil	117,461 (6) 134,461 (6) 145,387 (6)
Ing. Francisco Ramos Sánchez	2004 2003 2002	nil N/A N/A	nil N/A N/A	nil N/A N/A	100,000 (2) N/A N/A	nil N/A N/A	nil N/A N/A	82,335 (7) N/A N/A
Robert F. Brown	2004 2003 2002	nil N/A N/A	nil N/A N/A	nil N/A N/A	100,000 (3) N/A N/A	nil N/A N/A	nil N/A N/A	40,360 (8) N/A N/A

(1) Directors' fees.

(2) These incentive stock options are exercisable at a price of $045 per common share until August 8, 2009.

(3) These incentive stock options are exercisable at a price of $045 per common share until May 25, 2009.

(4) Management fees paid to Malcolm A. Burne.

(5) Of this amount, $60,693 was paid as a consulting fee to R.A. Archer & Associates and $56,931 was paid as a consulting fee to Platoro Resource Corp., companies wholly-owned by Robert A. Archer.

(6) These amounts were paid on the following basis

(a) for 2004: $74,000 was paid as a management fee to Oceanic Management Limited, a company wholly-owned by Kaare G. Foy; and $43,461 was paid to Oceanic Management Limited for rent, secretarial and other services;

(b) for 2003: $76,000 was paid as a management fee to Oceanic Management Limited, a company wholly-owned by Kaare G. Foy; and $58,461 was paid to Oceanic Management Limited for accounting, rent, secretarial and other services;

(c) for 2002: $84,000 was paid as a management fee to Oceanic Management Limited, a company wholly-owned by Kaare G. Foy; and $61,387 was paid to Oceanic Management Limited for accounting, rent, secretarial and other services;

(7) Consulting fees.

(8) Consulting fees paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

Compensation of Directors

Other than as disclosed in the Summary Compensation Table above, no cash compensation was paid to any of our directors for services as a director during the fiscal year ended December 31, 2004. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

C. Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 28, 2005.

Our by-laws also permit the directors to add additional directors to the board between annual general meetings as long as the number appointed does not exceed more than one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

Our officers are re-elected at a directors' meeting following each annual general meeting

The members of our audit committee include Kaare G. Foy, John T. Kopcheff and Malcolm A. Burne. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

D. Employees

During the fiscal years ended December 31, 2004, 2003 and 2002, we did not have any employees other than our directors and officers.

For the fiscal year ended, December 31, 2004, our Mexican subsidiary had one employee.

Other than as disclosed above, we do not currently have any paid employees, have not experienced a significant change in the number of people we employ, or entered into a collective bargaining arrangement with any labor union or association.

E. Share Ownership

Our authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series.

As of May 31, 2005, we had the following securities issued and outstanding:

-	18,101,177 common shares; and
40
-	incentive stock options for the purchase of up to 1,300,000 of our common shares.

Of the above securities, our directors and officers owned the following common shares as of May 31, 2005:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Ing. J. Jesús Rico Aguilera	75,000 (2)	0.39%
Robert A. Archer	1,475,000 (3)	7.60%
Robert Brown	125,000 (4)	0.64%
Malcolm A. Burne	535,489 (3)	2.76%
Kaare G. Foy	442,500 (3)	2.28%
John T. Kopcheff	255,000 (3)	1.31%
Wendy Ratcliffe	125,000 (5)	0.64%
Ing. Francisco Ramos Sanchez	1,250,000 (6)	6.44%

(1) Based on 18,101,177 common shares issued and outstanding, and 1,300,000 shares issuable upon the exercise of issued and outstanding incentive stock options which are exercisable within 60 days of May 31, 2005.

(2) Includes incentive stock options to purchase up to 75,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010.

(3) Includes incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 and 25,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010.

(4) Includes incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring May 25, 2009 and 25,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010.

(5) Includes incentive stock options to purchase up to 70,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009, 30,000 of our common shares at an exercise price of $0.52 per share expiring April 5, 2009 and 25,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010.

(6) Includes incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 and 25,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the common shares at the date of grant, as determined under the policies of the TSX Venture Exchange. Options may be granted under our stock option plan for an exercise period of up to five years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the year ended December 31, 2004, and subsequently, we granted the following stock options:

Name	Number of Options	Exercise Price	Expiry Date
Reginald Arthur Advocaat	100,000	$0.45	May 2, 2006
Ing. J. Jesús Rico Aguilera	75,000	$0.45	February 27, 2010
Robert A. Archer	150,000 25,000	$0.45 $0.45	February 8, 2009 February 27, 2010
Robert Brown	100,000 25,000	$0.45 $0.45	May 25, 2009 February 27, 2010
Malcolm A. Burne	150,000 25,000	$0.45 $0.45	February 8, 2009 February 27, 2010
Kaare G. Foy	150,000 25,000	$0.45 $0.45	February 8, 2009 February 27, 2010
Scott F. Gibson & Company Inc.	200,000	$0.52	April 30, 2005
Peter Karelse	75,000 (1)	$0.45	February 27, 2010
John T. Kopcheff	150,000 25,000	$0.45 $0.45	February 8, 2009 February 27, 2010
Nora Luz Pena Mendoza	20,000 30,000	$0.45 $0.52	February 8, 2009 April 5, 2009
Donald A. Mosher	200,000	$0.52	April 30, 2005
Wendy Ratcliffe	70,000 30,000 25,000	$0.45 $0.52 $0.45	February 8, 2009 April 5, 2009 February 27, 2010
Ing. Francisco Ramos Sanchez	100,000 25,000	$0.45 $0.45	February 8, 2009 February 27, 2010

(1) On March 14, 2005, Peter Karelse resigned and his incentive stock options were cancelled 30 days after his resignation.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 31, 2005, we had 18,101,177 common shares issued and outstanding, and the following table sets forth persons known to us to be the beneficial owners of more than five (5%) of those common shares:

Name	Amount Owned (1)	Percentage of Class
Robert Archer	1,475,000	7.60%
Ing. Francisco Ramos Sanchez	1,250,000	6.44%%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) The percentages are based upon all 18,101,177 issued and outstanding common shares, and 1,300,000 common shares that may be issued upon the exercise of incentive stock options.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 31, 2005, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 18,101,177 common shares issued and outstanding. Of those common shares, 16,391,395 common shares were registered to Canadian residents (93 shareholders), 243,547 common shares were registered to residents of the United States (183 shareholders) and 1,466,235 common shares were registered to residents of other foreign countries (69 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2004 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2004, amounts due to related parties consisted of:

(a) $37,654 to directors, officers and companies controlled by directors or an officer of our company. The balance is payable on demand, unsecured and without interest.

(b) $97,718 for geological consulting costs provided to us by an officer and companies controlled by a director or an officer of our company.

(c) $186,065 for consulting, rent and office services provided to us by an officer and companies controlled by directors or an officer of our company.

These transactions were in the normal course of operations.

ITEM 8 Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report
-	Report of Independent Registered Public Accounting Firm dated April 15, 2005.
-	Consolidated balance sheets for the fiscal years ended December 31, 2004 and 2003.
-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2004, 2003 and 2002.
-	Consolidated statements of cash flows for the fiscal years ended December 31, 2004, 2003 and 2002.
-	Notes to consolidated financial statements

The audited financial statements as at December 31, 2004 and 2003, and for each of the years ended December 31, 2004, 2003 and 2002 can be found under Item 17 "Financial Statements".

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our company's financial statements since the financial year ended December 31, 2004.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

On June 18, 1980, our common shares were listed on the TSX Venture Exchange (formerly known as the CDNX, and the Vancouver Stock Exchange). Our trading symbol is "GPR", and we are classified by the TSX Venture Exchange as a Tier 2 company.

Our common shares trade on the TSX Venture Exchange. Our symbol is "GPR".

On October 2, 2003, our common share capital was consolidated on the basis of one new common share for each ten old common shares.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2000	$0.55	$0.08
December 31, 2001	$0.23	$0.03
December 31, 2002	$0.14	$0.04
December 31, 2003	$0.60	$0.01*
December 31, 2004	$0.77	$0.33

* Our common shares were consolidated during this period. Figures for previous periods have not been restated.

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2003	$0.05	$0.03
June 30, 2003	$0.05	$0.01
September 30, 2003	$0.05	$0.01
December 31, 2003	$0.60	$0.38 *
March 31, 2004	$0.77	$0.50
June 30, 2004	$0.72	$0.40
September 30, 2004	$0.47	$0.33
December 31, 2004	$0.45	$0.35

* Our common shares were consolidated during this period. Figures for previous periods have not been restated.

The high and low market prices for our common shares for each of the most recent six months, from December, 2004 through May, 2005 were as follows:

Month Ended	High	Low
December 31, 2004	$0.45	$0.37
January 31, 2005	$0.50	$0.40
February 28, 2005	$0.47	$0.36
March 31, 2005	$0.55	$0.45
April 30, 2005	$0.50	$0.42
May 31, 2005	$0.52	$0.43

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is "GPR" and our CUSIP number is 39115T 106.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable.

ITEM 10 Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004.

C. Material Contracts

Our material contracts entered into up to the date of filing our Registration Statement on Form 20-F are incorporated by reference from our Registration Statement on Form 20-F, which was filed on August 10, 2004.

Since the date of filing our Registration Statement on Form 20-F, we have entered into the following additional material contracts:

Effective January 19, 2005, we signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property, also located in the Topia Mining District, State of Durango, Mexico from Minera Acero del Fuego, S.A. de C.V., as optionor. Under the terms of the option agreement, we must compensate the optionor of the Virimoa Property by making four cash payments totalling US $300,000 over a period of three years. In a concurrent agreement, we are required to issue a total of 300,000 common shares (in four stages tied to the cash payments) to the optionor. If we exercise this option, the optionor will retain a 2% NSR, half of which can be purchased by us for US $1 million.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if.

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm's length- or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above).

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions". For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to non-qualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a non-qualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our office at 2100, 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 by making an appointment.

I. Subsidiary Information

As at the date of this annual report, we have two wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. and New Age Investments Inc.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Our mineral properties are all currently at the exploration stage and our operations are limited to exploring those properties. Therefore, our market risks are minimal. Some of our property exploration requirements and expenditures are either due in United States currency or Mexican currency. As a Canadian company, however, the reporting and functional currency of our Company and our subsidiaries is the Canadian dollar. Therefore, we may become exposed to some exchange rate risk. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our exchange rate risk.

ITEM 12 Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2004. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's chief executive and chief financial officers. Based upon that evaluation, our chief executive and chief financial officers concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive and chief financial officers, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting that were identified in connection with the evaluation described above that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 Reserved

ITEM 16A Audit Committee Financial Expert

Our board of directors has determined that one member of our company's audit committee, Mr. Kaare G. Foy, possesses the educational and professional qualifications as well as the experience to qualify as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. However, Mr. Foy is not "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. In addition, we believe that the other members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

ITEM 16B Code of Ethics

Code of Ethics

Effective June 30, 2005, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president and chief executive officer (being our principal executive officer) and our company's chairman and chief financial officer (being our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended December 31, 2004 were $50,606 and for the fiscal year ended December 31, 2003 were $11,550.

Audit Related Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed for assurance and related services by KPMG LLP, Chartered Accountants, relating to our financial statements and which are not reported under the caption "Audit Fees" above, were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $2,390 and $nil, respectively.

All Other Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $nil and $nil, respectively.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG LLP, Chartered Accountants, is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or
-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and pre-approved by the audit committee.

The audit committee has considered the nature and amount of the fees billed by KPMG LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG LLP, Chartered Accountants, independence.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17 Financial Statements

Financial Statements Filed as Part of the Annual Report:
-	Report of Independent Registered Public Accounting Firm dated April 15, 2005.
-	Consolidated balance sheets for the fiscal years ended December 31, 2004 and 2003.
-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2004, 2003 and 2002.
-	Consolidated statements of cash flows for the fiscal years ended December 31, 2004, 2003 and 2002.
-	Notes to consolidated financial statements

Consolidated Financial Statements

(Expressed in Canadian dollars)

Great panther resources limited

Years ended December 31, 2004, 2003 and 2002

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of independent registered public accounting firm

To the Directors Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited as of December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Great Panther Resources Limited as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 2(h) to the consolidated financial statements, the Company changed its method of accounting for employee stock-based compensation.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

April 15, 2005

Great Panther Resources Limited

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2004 and 2003
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$173,122	$917,753
Short-term investments	1,750,850	6,850
Amounts receivable	267,797	59,947
Prepaid expenses and deposits	50,154	11,265

	2,241,923	995,815
Mineral properties (note 4)	3,233,392	-
Equipment, net of accumulated amortization of $31,889
(2003 - $29,170)	23,259	5,429

	$5,498,574	$1,001,244

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$202,486	$87,961
Due to related parties (note 6)	-	34,983
Due to officers and directors (note 7)	37,654	174,487

	240,140	297,431
Long-term liabilities:
Future income tax liability (note 5 and 11)	387,973	-

	628,113	297,431

Shareholders' equity:
Capital stock (note 8)	7,068,595	2,089,939
Contributed surplus (note 8(c))	702,679	69,498
Advances on share subscriptions (note 8(f))	-	261,775
Deficit	(2,900,813)	(1,717,399)

	4,870,461	703,813

	$5,498,574	$1,001,244

Continuing operations (note 1)

Subsequent events (notes 4, 8 and 12)

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002
	2004	2003	2002

Expenses:
General and administrative (schedule)	$899,947	$191,151	$173,953
Director fees:
Incurred	43,335	-	-
Stock-based compensation	204,308	-	-
Management fees	74,000	81,000	99,000
Amortization	2,719	1,970	2,076

	1,224,309	274,121	275,011

Other income (expenses):
Gain on sale of short-term investments	14,870	-	-
Gain on disposal of equipment	-	-	1,607
Write-down of interests in oil and gas properties	-	-	(407,591)
Interest income	26,025	383	89

	40,895	383	(405,895)

Loss for the year	(1,183,414)	(273,738)	(680,906)

Deficit, beginning of year	(1,717,399)	(1,443,661)	(762,755)

Deficit, end of year	$(2,900,813)	$(1,717,399)	$(1,443,661)

Loss per share (note 2(k))	$(0.09)	$(0.16)	$(0.49)
Weighted average number of common shares	13,443,920	1,748,248	1,380,211

outstanding

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002
	2004	2003	2002

Cash flows used in operating activities:
Loss for the year	$(1,183,414)	$(273,738)	$(680,906)
Items not involving cash:
Amortization	2,719	1,970	2,076
Foreign exchange	(38,509)	-	-
Non-employee stock-based compensation	167,099	-	-
Employee stock-based compensation	226,751	-	-
Gain on sale of short-term investments	(14,870)	-	-
Gain on disposal of equipment	-	-	(1,607)
Write-down of interests in oil and gas properties	-	-	407,591
Changes in non-cash operating working capital:
Amounts receivable	(207,850)	(57,666)	491
Prepaid expenses and deposits	(38,889)	2,601	(12,631)
Accounts payable and accrued liabilities	114,525	43,577	9,016

Net cash used in operating activities	(972,438)	(283,256)	(275,970)

Cash flows used in investing activities:
Proceeds from disposal of short-term investments	20,870	-	-
Purchase of short-term investments	(1,750,000)	-	-
Proceeds from disposal of equipment	-	-	3,256
Purchase of equipment	(20,549)	-	(3,655)
Investment in interests in oil and gas properties	-	-	(9,815)
Mineral properties	(1,776,410)	-	-

Net cash used in investing activities	(3,526,089)	-	(10,214)

Cash flows from financing activities:
Issue of shares for cash, net of issue costs	3,925,712	795,370	106,000
Advances on share subscriptions	-	261,775	-
Increase (decrease) in amounts due to officers
and directors	(136,833)	130,284	64,109
Increase (decrease) in due to related parties	(34,983)	9,877	28,438

Net cash from financing activities	3,753,896	1,197,306	198,547

Increase (decrease) in cash and cash equivalents	(744,631)	914,050	(87,637)

Cash and cash equivalents, beginning of year	917,753	3,703	91,340

Cash and cash equivalents, end of year	$173,122	$917,753	$3,703

Supplementary cash flow information:
Income taxes paid	$-	$-	$-
Interest paid	-	-	-
Non-cash financing and investing transactions:
Shares issued on settlement of accounts payable,
due to related parties and due to directors (note 7(b)(v))	-	211,834	-
Shares issued and increase in mineral properties on	1,456,982	-	-
acquisition	261,775	-	-
Shares issued in exchange for prior year share
subscription advances	261,775	-	-

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

1. Nature of continuing operations:

Great Panther Resources Limited (the "Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation. All share and per share information in these consolidated financial statements has been retroactively restated to reflect this consolidation.

The Company is in the business of acquiring, exploring and developing mineral resource properties and is directing substantially all of its efforts towards the exploration and related development of the properties. None of the properties were in production at the balance sheet date and therefore has not generated revenues from these principal business activities.

During the year ended December 31, 2004, the Company incurred a loss of approximately $1,183,000 (2003 - $274,000; 2002 - $681,000) and used cash for operations of approximately $972,000 (2003 - $283,000; 2002 - $276,000). In addition, as at December 31, 2004 the Company had an accumulated deficit of approximately $2,901,000 and a positive working capital balance of $2,001,783.

Notwithstanding these continued losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Subsequent to December 31, 2004, the Company raised gross cash proceeds of $1,027,125 from the exercise of "B" and "C" warrants (note 12).

2. Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, the measurement principles of which materially conform with those established in the United States, except as explained in note 13.

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexicana el Rosario, S.A. de C.V. ("MMR"). MMR was acquired on February 5, 2004 (note 5). All material intercompany balances and transactions have been eliminated.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment of mineral properties and assumptions used in determining the fair value of non-cash stock-based compensation. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(d) Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

(e) Interests in oil and gas properties

The Company followed the full cost method of accounting for its interests in oil and gas exploration activities. Its initial investment and contributions to its proportional share of the costs of exploring for and developing oil and gas reserves were capitalized. On an on-going basis, the Company evaluated the status of its interests in oil and gas properties, based on results to date, to determine the nature of future exploration and development work that was warranted. When there was little prospect of further work on the property being carried out, the amounts capitalized related to that property were written down to their estimated recoverable amount.

During the year ended December 31, 2002, all capitalized costs incurred related to interests in oil and gas properties were written down to nil to reflect the uncertainty of the underlying value and recoverability of reserves.

(f) Mineral properties:

The amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values. The Company capitalizes all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(f) Mineral properties (continued):

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leases or options for mineral properties and the likelihood that the Company will continue exploration or exercise the option to acquire the property. The Company does not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

(g) Equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other equipment is provided at 20% per annum on the declining balance basis and 10 years on a straight-line basis at a subsidiary operation.

The Company assesses equipment for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is required if the carrying amount of the long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use or eventual disposition. The amount of the loss is measured by the amount by which its carrying value exceeds its fair value.

(h) Stock-based compensation:

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX-V") policies (note 8(e)).

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based non-employee compensation awards.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(h) Stock-based compensation (continued):

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003. There were no stock options issued during the year ended December 31, 2003 and accordingly, no compensation expense was recorded. The Company has disclosed the pro forma effect of accounting for 2002 employee award grants under the fair value method in note 8(e).

(i) Foreign currency translation:

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(j) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management's estimation, more likely than not to be realized.

(k) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive. The loss per share amounts have been restated to reflect the ten for one share consolidation which occurred during the 2003.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(l) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. Interests in oil and gas properties:

Effective June 28, 2001, the Company entered into the Kingfisher Prospect, San Joaquin Basin, California Participation Agreement ("Kingfisher Prospect") and the Raven Prospect, San Joaquin Basin, California Participation Agreement ("Raven Prospect") (collectively the "Agreements") with Victoria Petroleum USA, Inc. (formerly Kestrel Energy California, Inc.) ("Victoria") whereby it acquired a 10%, before payout, investment working interest and 7.5%, after payout, investment working interest in the Kingfisher and Raven Prospects (the "Prospects"), oil and gas exploratory projects in the San Joaquin Basin, California. Pursuant to the Agreements, the Company was required to pay an initial investment of $243,956 (US$150,000) in drilling costs for each Prospect and 10% of all the costs related to the exploratory drilling at the Prospects. The costs incurred in the years ended up to December 31, 2002 are as follows:

2002

Initial investment in and additional drilling costs	$325,653
Prospect and land fee	32,639
Well deepening costs	39,647
Leasehold costs	9,652

407,591
Write-off of investment	(407,591)

$-

During the year ended December 31, 2002, the Company wrote off the capitalized costs totalling $407,591 relating to the Kingfisher Prospect as a result of management's evaluation of the status of its interest in the Prospects and prospects of further work on the property being carried out and the resulting estimated future net cash flows from the Prospects.

During the year ended December 31, 2003, the Company assigned, for no consideration, all its interest in the Kingfisher Prospect to Victoria who will bear and pay all unpaid and future costs in respect of the Kingfisher Prospect.

Victoria is a wholly owned subsidiary of Victoria Petroleum N.L. which is a related party. Included in due to related parties (note 6) is nil (2003 - nil: 2002 - $170,436 (US$108,035)) owing to Victoria for the Company's share of exploratory drilling costs.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

4. Mineral properties:

		Santo	San	Topia
	San	Nino	Taco	Main Block	Topia	Total
	Antonio	(a)	(b)	(c)	II to IV	2004	2002/2003

Balance, beginning of year	$-	$-	$-	$-	$-	$-	$-

Acquisition (note 5)	-	68,542	403,634	1,050,973	-	1,523,149	-
Option payments	-	38,762	64,461	127,280	-	230,503	-
Staking	-	-	-	-	12,602	12,602	-
Analysis	3,564	6,456	6,196	46,883	-	63,099	-
Drilling	-	-	-	732,494	-	732,494	-
Field costs	-	656	656	4,259	-	5,571	-
Geology	17,065	37,834	97,585	281,096	6,102	439,682	-
Land taxes	3,191	10,784	3,198	68,569	1,043	86,785	-
Mine rehabilitation	-	-	-	8,588	-	8,588
Miscellaneous	11	1,109	213	4,034	-	5,367
Project administration	9,469	6,025	4,141	99,797	6,120	125,552	-

	33,300	170,168	580,084	2,423,973	25,867	3,233,392	-

Balance, end of year	$ 33,300	$170,168	$580,084	$2,423,973	$ 25,867	$ 3,233,392	$-

(a) Santo Nino Project:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

(i) US$20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(ii) US$50,000 in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement;

(iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

During the year ended December 31, 2004, the Company made the US$20,000 payment in accordance with (i) above and made the first US$10,000 of five payments in accordance with (ii) above and the second US$10,000 payment subsequent to December 31, 2004.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on this concession.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

4. Mineral properties: (continued)

(b) San Taco Project:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option, the Company must make payments totalling US$965,000 as follows:

(i) US$50,000 within 30 days of the signing of the option agreement;

(ii) US$75,000 by the first anniversary of the date of signing the option agreement;

(iii) US$100,000 by the second anniversary of the date of signing the option agreement;

(iv) US$740,000 by the third anniversary of the date of signing the option agreement.

During the year ended December 31, 2004, the Company made the US$50,000 payment in accordance with (i) above and subsequent to December 31, 2004, made the US$75,000 payment in accordance with (ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

(c) Topia Mine Project:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option, the Company must make payments totalling US$1,426,919 as follows:

(i) US$100,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(ii) US$150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

(iii) US$200,000 on the date of signing of the purchase agreement, to take place no later than 2 months following the date the Company notifies the optionor of its decision to exercise the option;

(iv) Three annual payments of US$300,000, US$300,000 and US$376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply) upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. US$200,148 is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

4. Mineral properties (continued):

(c) Topia Mine Project (continued):

During the year ended December 31, 2004, the Company made the US$100,000 payment in accordance with (i) above. The Company exercised its option to acquire 100% subsequent to December 31, 2004 and made the US$150,000 payment in accordance with (ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

5. Acquisition:

On February 5, 2004, the Company completed the acquisition of 100% of the issued and outstanding shares of Minera Mexicana EI Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States, for cash consideration of $50,000 and the issuance of 2,250,000 common shares with a market value of $1,030,500. The 2,250,000 common shares are held in escrow and subject to release over a three-year period (note 8(b)(x)). The Company incurred costs related to the acquisition of $22,167.

At the time of acquisition, MMR had no current or prior period operations and only held a current receivable balance and letters of intent agreements to enter into option agreements related to the Santo Nino, San Taco and Topia Mine projects (note 4).

The cost of the purchase was allocated to the assets and liabilities as at February 5, 2004 as follows:

Assets acquired:
Current assets	$6,000
Mineral property agreements	1,523,149

1,529,149

Liabilities assumed:
Future income tax liabilities	(426,482)

$1,102,667

Consideration given:
Share consideration	1,030,500
Cash and costs of acquisition	72,167

$1,102,667

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

6. Due to related parties:

The amounts due to related parties are as follows:

	2004	2003	2002

Victoria Petroleum USA, Inc. (formerly Kestrel
Energy California, Inc.) (a)	$-	$-	$170,436
Victoria Petroleum N.L.	-	34,983	13,334

	$-	$34,983	$183,770

(a) Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $158,664 owing to Victoria Petroleum USA, Inc. in exchange for 158,664 post consolidation common shares at a value of $1 per share in 2003.

(b) Included in bank charges and interest in general and administrative expenses for the year ended December 31, 2004 is $543 (2003 - $4,003; 2002 - $6,815) in interest paid to related parties.

7. Due to officers and directors:

Amounts are due to certain officers and directors of the Company in respect of cash advances, management fees and reimbursement of costs and do not bear interest, are unsecured, and have no specified terms of repayment. Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $48,750 owing to directors in exchange for 48,750 post consolidation common shares at a value of $1 per share in 2003.

8. Capital stock:

(a) Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

At the Annual and Special Meeting of Shareholders of the Company held on June 26, 2003, the shareholders approved by special resolution a consolidation of the Company's common shares whereby every ten common shares of the Company before consolidation became one common share after consolidation. The stock consolidation has been reflected in these consolidated financial statements, and all applicable references as to the number of shares and per share information have been restated.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(b) Issued:

The continuity of the Company's issued share capital is as follows:

	Number
	of common	Stated
	shares	value

Balance, December 31, 2001	1,104,698	$872,056
Special warrants converted to common shares (i)	183,000	174,177
Private placement at $0.50 per share (ii)	100,000	50,000
Private placement at $1.00 per unit (iii)	50,000	50,000
Exercise warrants at $1.20 per share	5,000	6,000

Balance, December 31, 2002	1,442,698	$1,152,233
Debt settlement (iv)	211,834	211,834
Private placement at $0.35 per unit, net of costs (v)	725,000	243,178
Private placement at $0.35 per unit, net of costs (vi)	1,833,600	552,192
Issue of warrants for financing services	-	(69,498)

Balance, December 31, 2003	4,213,132	2,089,939
Private placement at $0.37 per unit, net of costs (vii)	2,280,500	838,077
Short form offering at $0.56 per unit, net of costs (viii)	3,783,085	1,853,621
Private placement at $0.50 per unit, net of costs (ix)	3,000,000	1,364,407
Exercise of "A" warrants at $0.45 per share	272,500	122,625
Exercise finders' warrants at $0.45 per share	14,460	6,507
Exercise agents' warrants at $0.45 per share	5,000	2,250
Consideration on acquisition (note 5)	2,250,000	1,030,500
Issue of warrants for financing services	-	(242,602)
Reclass from contributed surplus on exercise of warrants	-	3,271

Balance, December 31, 2004	15,818,677	$7,068,595

(i) On August 7, 2001, the Company issued by private placement 5,030,000 special warrants for $0.10 per special warrant and incurred related costs of $8,823. Each special warrant entitled the holder to one common share and one-half of one common share purchase warrant convertible at any time until August 2, 2002. Each whole common share purchase warrant entitled the holder to acquire an additional share at a price of $0.12 for a period of two years until August 2, 2003.

On October 18, 2001, 3,200,000 of the special warrants were converted into common shares. On August 2, 2002, the remaining 1,830,000 special warrants were converted into common shares.

(ii) On July 15, 2002, the Company issued by private placement 100,000 common shares at a cost of $0.50 per share.

(iii) On September 26, 2002, the Company issued by private placement 50,000 units at $1.00 per unit. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at $1.20 per share until September 27, 2004.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(b) Issued (continued):

(iv) Pursuant to Debt Settlement Agreements effective April 29, 2003, the Company settled $211,834 of outstanding debt to related parties (note 6), directors (note 7) and other creditors through the issuance of 211,834 common shares of the Company at $1.00 per share.

(v) On October 23, 2003, the Company issued by private placement 725,000 units at $0.35 per unit for gross proceeds of $253,750 and paid cash issue costs of $10,572. Each unit consists of one common share of the Company and one half of one non-transferable series A share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued 29,000 finder's warrants with each finder's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The fair value of the finders' warrants of $4,562 is recorded as a cost of financing and is included in contributed surplus.

(vi) On December 23, 2003, the Company issued by private placement 1,715,000 units at $0.35 per unit for gross proceeds of $600,250 and paid cash issue costs of $48,058. Each unit consists of one common share of the Company and one non-transferable series B share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. During the year ended December 31, 2004, the series B share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional three months. The Company issued the private placement agent 257,250 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The Company also issued the agent 50,000 common shares at a price of $0.35 per share as a corporate finance fee in connection with this private placement. The private placement agent elected to be paid half of its commission in the amount of $24,010 in the form of 68,600 agent's units. Each agent's unit consists of one common share of the Company and one non-transferable warrant with each agent's warrant entitling the holder to acquire one common share of the Company at $0.45 per share for a period of twelve months. The fair value of agent's warrants, including agent's warrants underlying the agent's units, of $64,936 is recorded as a cost of financing and is included in contributed surplus.

(vii) On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series C share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months. Directors of the Company participated by acquiring 150,000 units.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(b) Issued (continued):

(viii) On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series D share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series D share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional two months. The Company issued the private placement agent 535,714 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent's units valued at $0.56 per unit. Each agent's unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent's warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. The fair value of agent's warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

(ix) On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series E share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the series E share purchase warrants were granted an extension of their expiration date by the TSX-V of an additional one month. The Company issued the private placement broker 450,000 agent's warrants with each agent's warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent's warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

(x) Included in issued capital stock are 1,687,500 (2003 - nil; 2002 - nil) common shares held in escrow. During the year ended December 31, 2004 562,500 (2003 - nil; 2002 - nil) were released pursuant to the escrow agreement.

(c) Contributed surplus:

Balance, December 31, 2001 and 2002	$-
Issue of warrants for financing services	69,498

Balance, December 31, 2003	69,498
Issue of warrants for financing services	242,602
Reclassification to common shares on exercise of warrants	(3,271)
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751

Balance, December 31, 2004	$702,679

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(d) Share purchase warrants:

The continuity of share purchase warrants for 2004 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2003	Issued	Exercised	Expired	Balance December 31, 2004

Purchase warrants	1.20	Sep 27, 2004	25,000	-	-	(25,000)	-
Series A warrants	0.45	Oct 22, 2004	362,500	-	(272,500)	(90,000)	-
Finders' warrants	0.45	Oct 22, 2004	29,000	-	(14,460)	(14,540)	-
Series B warrants	0.45	Dec 22, 2004	1,715,000	-	-	-	1,715,000
(extended to)		Mar 22, 2005
Agent's warrants	0.45	Dec 22, 2004	325,850	-	(5,000)	(320,850)	-
Series C warrants	0.45	Jan 13, 2005	-	2,280,500	-	-	2,280,500
Series D warrants	0.62	Mar 28, 2005	-	1,785,714	-	-	1,785,714
(extended to)		May 27, 2005
Agents' warrants	0.62	Mar 28, 2005	-	591,543	-	-	591,543
Series E warrants	0.62	Apr 22, 2005	-	1,500,000	-	-	1,500,000
(extended to)		May 27, 2005
Agents' warrants	0.62	Apr 22, 2005	-	450,000	-	-	450,000

			2,457,350	6,607,757	(291,960)	(450,390)	8,322,757

The continuity of share purchase warrants for 2003 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2002	Issued	Exercised	Expired	Balance December 31, 2003

Purchase warrants	$1.20	Aug 2, 2003	251,500	-	-	(251,500)	-
Purchase warrants	1.20	Sep 27, 2004	25,000	-	-	-	25,000
Series A warrants	0.45	Oct 22, 2004	-	362,500	-	-	362,500
Finders' warrants	0.45	Oct 22, 2004	-	29,000	-	-	29,000
Series B warrants	0.45	Dec 22, 2004	-	1,715,000	-	-	1,715,000
Agents' warrants	0.45	Dec 22, 2004	-	325,850	-	-	325,850

			276,500	2,432,350	-	(251,500)	2,457,350

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(d) Share purchase warrants (continued):

The continuity of warrants for 2002 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2001	Issued	Exercised	Expired	2002

Series E warrants	$1.20	Apr 8, 2002	325,000	-	(5,000)	(320,000)	-
Purchase warrants	1.20	Aug 2, 2003	251,500	-	-	-	251,500
Purchase warrants	1.20	Sep 27, 2004	-	25,000	-	-	25,000

			576,500	25,000	(5,000)	(320,000)	276,500

(e) Stock options:

Pursuant to the policies of the TSX-V, the Company may grant incentive stock options to its officers, directors, employees and consultants. TSX-V policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the outstanding issue of the Company at the time of granting and may not exceed 5% of the outstanding issue to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of stock options is determined by the board of directors of the Company by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is made at the time of granting of the options at the discretion of the board of directors unless otherwise specified. Once approved and vested, the options are exercisable at any time.

The continuity of common share stock options for 2004 is as follows:

		Balance				Balance
Exercise		December 31,			Cancelled/	December 31,
price	Expiry date	2003		Granted	expired	2004

$1.00	June 4, 2006	40,000			(40,000)	-
1.60	August 20, 2006	30,000			(30,000)	-
0.45	February 8, 2009	-		790,000		790,000
0.52	April 5, 2009	-		60,000		60,000
0.52	April 30, 2009	-		400,000		400,000
0.45	May 25, 2009	-		100,000		100,000

		70,000		1,350,000	(70,000)	1,350,000

Weighted average exercise price	$1.26	$0.47	$1.26	$0.47

As at December 31, 2004, 1,250,000 options with a weighted average exercise price of $0.47, were exercisable.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(e) Stock options (continued):

The continuity of common share stock options for 2003 is as follows:

		Balance			Balance
Exercise		December 31,		Expired/	December 31,
price	Expiry date	2002	Granted	exercised	2003

$1.00	December 4, 2003	30,000	-	(30,000)	-
1.00	June 4, 2006	40,000	-	-	40,000
1.60	August 20, 2006	30,000	-	-	30,000
1.60	August 15, 2003	20,000	-	(20,000)	-
1.60	August 20, 2006	10,000	-	(10,000)	-

		130,000	-	(60,000)	70,000

Weighted average exercise price		$1.28	$ -	$1.30	$1.26

The continuity of common share stock options for 2002 is as follows:

		Balance			Balance
Exercise		December 31,		Cancelled/	December 31,
price	Expiry date	2001	Granted	exercised	2002

$1.60	August 20, 2002	20,000	-	(20,000)	-
1.00	December 4, 2003	30,000	-	-	30,000
1.00	June 4, 2006	40,000	-	-	40,000
1.60	August 20, 2006	30,000	-	-	30,000
1.60	August 15, 2003	-	20,000	-	20,000
1.60	August 20, 2006	-	10,000	-	10,000

		120,000	30,000	(20,000)	130,000

Weighted average exercise price		$1.25	$1.60	$1.60	$1.28

The Company applies the fair value based method of accounting for stock options granted after January 1, 2003. During the year ended December 31, 2003, the Company recorded no compensation expense for the fair value of stock options as no stock options were granted during the year. The weighted average fair value of options granted during 2004 was $0.29. The average fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	2.9%
Dividend yield	0%
Expected life	2.4 years
Volatility	96%

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

8. Capital stock (continued):

(e) Stock options (continued):

Had the Company used the fair value based method of accounting for stock-based compensation granted and vested during 2002, the Company's pro forma net loss and net loss per share would have been as follows (pro forma diluted loss per share is the same as pro forma basic loss per share because the effect on pro forma basic loss per share of outstanding options and warrants would be anti-dilutive):

2002

Loss for the year:
As reported	$(680,906)
Pro forma	(683,454)

Basic net loss per share:
As reported	$(0.49)
Pro forma	(0.49)

The compensation costs reflected in the 2002 pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.07%, a dividend yield of 0%, an expected volatility rate of 100% and expected lives of stock options of 4 years. The 2002 pro forma disclosure omits the effects of awards granted before January 1, 2002.

(f) Advances on share subscription:

As at December 31, 2004, the Company received a total of nil (2003 - $261,775; 2002 - nil) in advances on share subscription to be applied to future private placements.

9. Related party transactions:

(a) Amounts due to related parties consist of $37,654 (2003 - $174,487; 2002 - $92,953) due to directors, officers and companies controlled by directors or an officer of the Company. The balance is payable on demand, unsecured and without interest.

(b) Included in mineral properties (note 4) are amounts totalling $97,718 (2003 - nil; 2002 - nil) for geological consulting costs provided to the Company by an officer and companies controlled by a director or an officer of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

(c) Included in expenses are amounts totalling $186,065 (2003 - $43,462; 2002 - $43,387) for consulting, rent and office provided to the Company by an officer and companies controlled by directors or an officer of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

10. Financial instruments:

As at December 31, 2004, 2003 and 2002, in all material respects, the carrying amounts for the Company's cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, due to related parties and due to officers and directors approximate fair value due to the short term nature of these instruments. The fair value of short-term investments is $1,752,215 at December 31, 2004 (2003 - $20,580; 2002 - 12,005).

11. Income taxes:

The Company's effective tax rate differs from the statutory tax rate as the benefit of the current year's loss has not been recognized.

The significant components of the Company's future income tax assets are as follows:

	2004	2003

Future income tax assets:
Equipment, resource properties and other	$1,596,474	$1,427,498
Capital and operating losses	1,344,139	1,032,535

Total future income tax assets	2,940,613	2,460,033

Valuation allowance	(2,940,613)	(2,460,033)

Future income tax assets, net of allowance	-	-
Future income tax liabilities:
Mineral properties (note 5)	(387,973)	-

Net future income tax liabilities	$(387,973)	$-

At December 31, 2004, the Company has Canadian operating losses of $2,647,000 (2003 - $1,918,000) and capital losses of $1,989,000 (2003 - $1,989,000). The capital losses are without expiry, and the operating losses expire at various dates to 2011.

12. Subsequent events:

(a) Subsequent to December 31, 2004, the Company granted options to acquire 325,000 common shares with an exercise price of $0.45 per share and expiring February 27, 2010.

(b) Subsequent to December 31, 2004, series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000.

(c) Subsequent to December 31, 2004, series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $514,125.

(d) Subsequent to December 31, 2004, on January 19, 2005, the Company signed a letter of intent for an option to acquire a 100% interest in the Virimoa Gold Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner, Minera Acero del Fuego, S.A. de C.V., a private Mexican company. If the option is exercised, Acero del Fuego will retain a 2% NSR, half of which can be purchased for US$1,000,000. The letter of intent was accepted for filing by the TSX-V.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of United States generally accepted accounting principles ("U.S. GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP follows:

(a) Short-term investments:

Short-term investments include investments in marketable securities consisting of equity securities which are classified as available-for-sale and are reported at fair value in accordance with Statement of Financial Accounting Standards Board No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The fair values are based on quoted market prices. Any unrealized gains and losses and the related tax effects are excluded from earnings and reported as a net amount in the accumulated other comprehensive income section of shareholders' equity until realized. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

Under U.S. GAAP, during the year ended December 31, 2004 unrealized losses of $65 would be reported as other comprehensive losses and during the years ended December 31, 2003 and 2002 unrealized gains of $8,575 and $5,155, respectively, would be reported as other comprehensive income. For marketable securities sold during the year ended December 31, 2004, the unrealized gains reported for U.S. GAAP were reclassified from other comprehensive income and recorded as realized gains in the income statement.

(b) Mineral properties:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of U.S. GAAP requires mineral property exploration expenditures and periodic option payments relating to mineral properties, for which commercial feasibility has not yet been established, and administrative expenses to be expensed as incurred. In addition, land use costs are expensed as incurred. Accordingly, for the year ended December 31, 2004, the Company has expensed all mineral property exploration expenditures of $1,710,243 (2003 - nil; 2002 - nil) and land use costs of nil (2003 - nil; 2002 - nil) incurred for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property acquisition and exploration costs are reported as investing activities in the statements of cash flows. For U.S. GAAP, mineral property acquisition costs would be characterized as investing activities in the statements of cash flows and mineral property exploration costs would be characterized as operating activities in the statements of cash flows.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles: (continued):

(c) Income taxes:

As described in note 2(j), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 "Accounting for Income Taxes" (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. For each of the years ended December 31, 2004, 2003 and 2002, future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of U.S. GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

(d) Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(h). Statement of Financial Accounting Standards Board No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective for US GAAP purposes for fiscal years beginning after December 15, 1995. The statement encourages entities to adopt a fair value methodology of accounting for all stock-based compensation.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001. As a result, compensation expense of $15,000 was recognized during the year ended December 31, 2001 under U.S. GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options to employees be expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated. The cumulative effect of stock options granted to employees for the period from implementation of SFAS 123 to December 31, 2002 would have been a $91,627 increase in the deficit and contributed surplus.

SFAS 123 requires the fair value of the stock options granted to non-employees be expensed.

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles: (continued):

(d) Stock-based compensation (continued):

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield	-	n/a	-
Expected stock price volatility	96%	n/a	100%
Risk-free interest rate	2.9%	n/a	4.2%
Expected life of options	2.4 years	n/a	4 years

The weighted average fair value of options granted during the year ended December 31, 2004 was $0.29 (2003 - nil; 2002 - $0.16).

(e) Development stage:

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage company as the Company is devoting its efforts in establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these financial statements.

(f) Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999.

In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the U.S. GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(g) Reconciliation:

The effect of the measurement differences between Canadian GAAP and U.S. GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i) Assets:

	2004	2003

Assets, under Canadian GAAP	$5,498,574	$1,001,244
Adjustment for unrealized gains (losses) on
investments (note 13 (a))	1,365	13,730
Adjustment for mineral property exploration costs
(note 13(b))	(1,710,243)	-

Assets, under U.S. GAAP	$3,789,696	$1,014,974

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles:
(continued):

(g) Reconciliation (continued):

(ii) Share capital and contributed surplus:

	2004	2003

Share capital and contributed surplus, under
Canadian GAAP	$7,771,274	$2,159,437
Adjustment for stock-based compensation for
employees (note 13(d))	15,000	15,000
Reversal of recapitalization of deficit (note 13(f))	6,211,205	6,211,205

Share capital and contributed surplus, under
U.S. GAAP	$13,997,479	$8,385,642

(iii) Deficit and other comprehensive income:

	2004	2003

Deficit, under Canadian GAAP	$(2,900,813)	$(1,717,399)
Adjustment for mineral property exploration
costs (note 13(b))	(1,710,243)	-
Adjustment for stock-based compensation for
employees (note 13(d))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 13(f))	(6,211,205)	(6,211,205)

Deficit, under U.S. GAAP	$(10,837,261)	$(7,943,604)

Other comprehensive income, under
Canadian GAAP	$-	$-
Adjustment for unrealized gains (losses) on
investments (note 13 (a))	1,365	13,730

Other comprehensive income, under U.S. GAAP	$1,365	$13,730

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles:
(continued):

(g) Reconciliation (continued):

(iv) Loss and loss per share:

	Years ended December 31,
	2004	2003	2002

Loss for the year, under Canadian GAAP	$(1,183,414)	$(273,738)	$(680,906)
Adjustment for mineral property exploration
costs (note 13(b))	(1,710,243)	-	-

Loss for the year, under U.S. GAAP	(2,893,657)	(273,738)	(680,906)

Comprehensive income
Unrealized gains (losses) on investments
(note 13 (a))	(65)	8,575	5,155
Reclassification upon realization (note 13(a))	(12,300)	-	-

Comprehensive loss for the year, under
U.S. GAAP	$(2,906,022)	$(265,163)	$(675,751)

Basic and diluted loss per share, under
U.S. GAAP	$(0.22)	$(0.16)	$(0.49)

Weighted average number of common
shares, basic and diluted	13,443,920	1,748,248	1,380,211

(v) Cash flows:

	Years ended December 31,
	2004	2003	2002

Cash used in operating activities, under
Canadian GAAP	$(972,438)	$(283,256)	$(275,970)
Adjustment for mineral property exploration
costs (note 13(b))	(1,710,243)	-	-

Cash used in operating activities, under U.S. GAAP	$(2,682,681)	$(283,256)	$(275,970)

Cash used in investing activities, under
Canadian GAAP	$(3,526,089)	$-	$(10,214)
Adjustment for mineral property exploration
costs (note 13(b))	1,710,243	-	-

Cash used in investing activities, under
U.S. GAAP	$(1,815,846)	$-	$(10,214)

Cash provided by financing activities, under
Canadian GAAP	$3,753,896	$1,197,306	$198,547

Cash provided by financing activities, under U.S. GAAP	$3,753,896	$1,197,306	$198,547

Increase (decrease) in cash under U.S .GAAP	$(744,631)	$914,050	$(87,637)
Cash, beginning of year under U.S. GAAP	917,753	3,703	91,340

Cash, end of year under U.S. GAAP	$173,122	$917,753	$3,703

Great Panther Resources Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

13. Reconciliation between Canadian and United States generally accepted accounting principles:
(continued):

(h) Recent and future pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS 153"). This statement addresses the measurement of exchanges on non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" ("APB 29") is based on the principle that exchanges on non-monetary assets should be measured on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. The Company believes the adoption of this statement will have no impact on our financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123R"). This statement supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS 123. This statement is effective for fiscal years beginning after June 15, 2005. The Company has not yet determined the impact to its financials statements from the adoption of this statement.

Great Panther Resources Limited

Consolidated Schedules of General and Administrative Expenses

(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Accounting and audit:
Incurred	$84,664	$27,000	$29,175
Stock-based compensation	43,046	-	-
Automobile	2,452	11,266	10,578
Bank charges and interest	6,515	5,429	8,169
Consulting:
Incurred	189,140	2,538	6,000
Stock-based compensation	124,053	-	-
Courier	4,071	670	1,235
Due diligence	(507)	46,190	-
Filing fees	45,179	13,834	8,365
Foreign exchange	(33,504)	(12,161)	(1,744)
General exploration expense	60,562	-	-
Investor relations	110,741	7,355	18,052
Legal	57,446	19,391	9,127
Office costs	18,000	18,000	18,000
Office supplies	14,065	2,177	3,965
Parking	196	1,990	2,006
Printing	17,383	3,299	4,900
Rent	27,191	25,462	25,387
Salaries:
Incurred	22,564	-	-
Stock-based compensation	22,443	-	-
Storage	833	9,595	14,098
Telephone	5,265	77	79
Transfer agent fees	9,780	8,039	3,948
Travel	68,369	1,000	12,595

	$899,947	$191,151	$173,935

ITEM 18 Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:
1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.	Instruments Defining Rights of Security Holders
2.1	Form of Series A Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.2	Form of Series B Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.3	Form of Series C Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.4	Form of Series D Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.5	Form of Series E Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
2.6	Stock Option Plan (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
4.	Material Contracts
4.1

Share Purchase Agreement dated December 9, 2003 with Robert A. Archer and Ing. Francisco Ramos Sánchez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2

Option Agreement dated February 11, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Eduardo Rodriguez Chávez, acting in representation of Alfredo Rodriguez Chávez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

89
4.3

Agreement dated February 18, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.4

Agreement dated February 28, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project). *
8.	Subsidiaries
8.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
8.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
11.	Code of Ethics
11.1	Code of Ethics *
12.	302 Certification
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer. *
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Kaare G. Foy. *
13.	906 Certification
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer. *
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Kaare G. Foy. *
14.	Additional Exhibits
14.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
14.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT PANTHER RESOURCES LIMITED

Per: /s/ Robert A. Archer

Robert A. Archer
President and Chief Executive Officer

Dated : July 14, 2005