Form 20-F
period 2005-12-31
Great Panther Resources LTD
filed 2006-07-03
CIK 1300050

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

2100-1177 West Hastings Street

Vancouver, British Columbia, Canada V6E 2K3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Class	Name of Each Exchange on Which Registered

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

There were 47,349,431 common shares, without par value, issued and outstanding as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                           [ ] YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ YES	[	] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES	[	] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [	]	Accelerated filer [	]	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	[	] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[	] YES	☒ NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                                                                          [ ] YES [ ] NO

GLOSSARY OF TERMS

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

As used in this annual report, the terms "we", "us", "our", and "Great Panther" mean Great Panther Resources Limited, and our subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V. and/or New Age Investments Inc., unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information
A.	Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2005. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below as at December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, is derived from our audited financial statements which are included in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2005	2004(1)	2003	2002	2001	2000

Net Sales or Operating Revenue	-	-	-	-	-	30,000
Director, management and other fees	270,576	321,643	81,000	97,393	91,000	92,924
General & Administrative and mineral property exploration expenses	4,585,650	2,610,190	191,151	173,935	177,285	111,119
Amortization and Asset Write-down	416,213	2,719	1,970	409,667	38,645	97,107
Income (Loss) From Operations	(4,868,805)	(2,934,522)	(274,121)	(680,995)	(306,930)	271,150)
Loss for the period	(5,231,685)	(2,893,657)	(273,738)	(680,906)	(305,339)	(256,610)
(Loss) per Common Share – basic and diluted	(0.22)	(0.22)	(0.16)	(0.49)	(0.04)	(0.04)
Total Assets	19,218,970	3,788,331	1,001,244	34,099	507,442	129,900
Net Assets (liabilities)	13,382,428	3,160,218	703,813	(291,428)	283,478	94,640
Capital Stock	21,536,440	7,068,595	2,089,939	1,152,233	872,056	552,056
Number of Common Shares (adjusted to reflect consolidation of common shares)	47,349,431	15,818,677	4,213,132	1,442,698	1,104,698	784,698
Long-Term Debt	746,127	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-	-
(1)

The financial information has been restated to reflect a change in our company's accounting policy to expense mineral exploration expenditures prior to commercial feasibility of mine operations being established.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2005	2004	2003	2002	2001	2000

Net Sales or Operating Revenue	-	-	-	-	-	30,000
Director, management and other fees	270,576	321,643	81,000	97,393	91,000	92,924
General & Administrative and mineral property exploration expenses	4,585,650	2,610,190	191,151	173,935	192,285	111,119
Amortization and Asset Write-down	416,213	2,719	1,970	409,667	38,645	97,107
Income (Loss) From Operations	(4,868,805)	(2,934,552)	(274,121)	(680,995)	(321,930)	(271,150)
Loss for the period	(5,231,685)	(2,893,657)	(273,738)	(680,906)	(320,339)	(256,610)
(Loss) per Common Share – basic and diluted	(0.22)	(0.22)	(0.16)	(0.49)	(0.05)	(0.04)
Total Assets	19,219,795	3,789,696	1,014,974	39,254	507,442	129,900
Net Assets (liabilities)	13,383,253	3,161,583	717,543	(286,273)	283,478	94,640
Capital Stock	27,747,645	13,279,800	8,301,144	7,363,438	7,083,261	6,763,261
Number of Common Shares (adjusted to reflect consolidation of common shares)	47,349,431	15,818,677	4,213,132	1,442,698	1,104,698	784,698
Long-Term Debt	746,127	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-	-

Disclosure of Exchange Rate History

On June 5, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.1011.

For the past five fiscal years ended December 31, 2005 and for the period between December 1, 2005 and May 31, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

	Year/Month End	Average	Low/High
	December 31, 2000	$1.4850	not applicable
	December 31, 2001	$1.5484	not applicable
	December 31, 2002	$1.5704	not applicable
	December 31, 2003	$1.4015	not applicable
	December 31, 2004	$1.3015	not applicable
	December 31, 2005	$1.2116	not applicable
	December 31, 2005	not applicable	$1.1507 / $1.1730
	January 31, 2006	not applicable	$1.1436 / $1.1726
	February 28, 2006	not applicable	$1.1379 / $1.1577
	March 31, 2006	not applicable	$1.1320 / $1.1722
	April 30, 2006	not applicable	$1.1203 / $1.1718
	May 31, 2006	not applicable	$1.0989 / $1.1232
B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Despite exploration work on our mineral claims, and a 47-year-history of continuous production at the Topia Mine, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are in the early stages of exploration at San Antonio and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

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

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. There is no assurance that we will be able to acquire the mineral interests, or recruit and retain the qualified personnel, that we have decided to pursue. If we are unable to effectively compete in the mineral industry for mineral interests and personnel, our business will not be successful.

Mining and mineral exploration has substantial operational risks which could prevent us from achieving profitable operations.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have an interest will be subject to all of the hazards and risks normally incidental to exploration, development and production of base, precious and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The nature of these risks is such that liabilities could exceed policy limits of our insurance coverage, in which case we could incur significant costs that could prevent us from becoming profitable.

Our projects are located in Mexico where mining exploration activities may be affected in varying degrees by political and government regulations, which could have a negative impact on our ability to continue our operations.

The projects in which we have interests are located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Our operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for us to obtain any required financing for our projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, we may not be able to continue our operations in that country. We do not carry political risk insurance.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on our company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, could reduce or eliminate profitability for our company.

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

Although we have taken reasonable precaution to ensure that legal title to our properties is properly documented, there can be no assurance that our company's, or our subsidiary's, property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Our operating activities since 2004 have consisted primarily of locating and acquiring the interest in the properties that we currently hold. As a result, we have not earned significant revenues to date. Although we have prepared internal mining plans and cash flow analyses for the Topia Mine, we have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain a sufficient amount of recoverable reserves. We recognize that if we are unable to generate significant revenues from our mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our company’s management team, there is no history upon which to base any assumption as to the likelihood that our company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

The fact that we have not earned significant revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any significant revenues since embarking upon our exploration, acquisition and development activities in Mexico, and we will, in all likelihood, continue to incur operating expenses without significant revenues until our mining properties are sufficiently developed to sustain commercial production. As a result, we may need to undertake further financing. There can be no assurance that we will be able to successfully explore and develop our mining properties or that viable reserves exist on our properties for extraction. If we are unable to generate sufficient cash inflow to support our business activities during the fiscal year ending December 31, 2006, we may be forced to delay, scale back, or eliminate our exploration activities.

Because we have not generated significant revenue from our business and we cannot anticipate when we will be able to do so, we may need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if it is required. The most likely source of future funds presently available to our company is through the sale of equity capital. All of these circumstances raise doubt about its ability to continue as a going concern. The report of the independent registered public accounting firm on our 2005 annual financial statements includes an additional explanatory paragraph that states that conditions or events exist which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our properties are in the exploration stage, are not commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral properties are in the early exploration stage and are not commercially viable at this time. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered. There is also no assurance that if found, commercially viable properties will be brought into commercial production. If we are not able to locate sufficient quantities of commercially viable ore and bring our properties into commercial production, we will not be able to continue operations and, as a result, our shareholders may lose any investment in our company.

There is substantial risk that no commercially exploitable minerals will be found and our business will fail.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the mineral claims that we have an option to acquire contain commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claims, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

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

Risks Associated with our Business

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

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert Archer, our President, CEO and a director, Kaare Foy, our chairman, CFO and a director and Ing. Francisco Ramos Sanchez, our Vice President, Operations. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

We are currently without a proven and reliable source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We have also granted, and in the future may grant, to directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options have been and may in future be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange, when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2005 there are also outstanding common share purchase warrants and options exercisable into 25,316,742 common shares which, if exercised, would represent approximately 53% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

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

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and continued in the Yukon Territory under the Business Corporations Act (Yukon), and then continued to British Columbia under the Business Corporations Act (British Columbia) on July 9, 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2005 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S.

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

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4	Information on the Company
A.	History and Development of Great Panther

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

We have offices located at Suites 2100 and 2700, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Our telephone number is 604-608-1766, and our facsimile number is 604-608-1744.

Our company is currently a reporting issuer under the securities laws of British Columbia and Alberta.

On June 18, 1980, our common shares were listed on the TSX Venture Exchange (formerly known as the CDNX, and the Vancouver Stock Exchange). Our trading symbol is "GPR", and until February 27, 2005, we were classified by the TSX Venture Exchange as a Tier 2 company.

On October 2, 2003, we consolidated our common shares whereby every ten common shares before consolidation became one common share after consolidation.

On February 11, 2004, we entered into an option agreement granting our company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying NSR and no work commitments. We made cash payments totaling US$20,000 during the year ended December 31, 2004 and cash payments totalling US$20,000 during year ended December 31, 2005 in accordance with the option agreement. Subsequent to December 31, 2005, we paid an additional instalment of US$10,000 to the vendor.

On February 28, 2004, we entered into an option agreement granting our company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying NSR and no work commitments. We made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 during the 2005 fiscal year in accordance with the option agreement.

On December 31, 2004, we entered into a letter of intent to acquire up to an 80% interest in certain mineral properties located in the Cerro Colorado Mining District of Pima County in southern Arizona. On February 4, 2005, we elected not to proceed with this proposed acquisition.

On January 4, 2005, we signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Dulango, Mexico. Terms of the agreement call for our company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares (100,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

In May 2005, we received title for an additional 2,184 hectares staked by us in the Guadalupe y Calvo Mining District of southwest Chihuahua State, Mexico, increasing the size of our San Antonio Project to 12,274.7 hectares.

On June 28, 2005, we held our annual and special general meeting, at which Kaare G. Foy, Robert A. Archer, Malcolm A. Burne, and John T. Kopcheff were elected as our directors, KPMG LLP, Chartered Accountants was elected auditor for the year, and our rolling 10% incentive stock option plan was approved by shareholders.

On June 30, 2005, we entered into an agreement to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. Upon signing the agreement, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% NSR. We have the option of paying out the debt in full at any time.

On July 12, 2005 we incorporated Metalicos de Durango, S.A. de C.V. and on October 5, 2005 we incorporated Minera de Villa Seca, S.A. de C.V. These two operational subsidiaries of our company are responsible for the day-to-day affairs and operations of the Topia Mine and Guanajuato Mine respectively.

On October 25, 2005, we signed a formal purchase agreement to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The total purchase price is US$7,250,000 which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At December 31, 2005, we had paid US$3,650,000 of the total purchase price to the vendor.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost.

On February 28, 2006, the TSX Venture Exchange changed our classification from a Tier 2 company to a Tier 1 company.

On March 1, 2006, we purchased a 100% interest in the Arco Iris concession. The agreement required a cash payment of US$20,000 upon signing of the purchase agreement (paid) and additional staggered payments totalling US$280,000. The 100 hectare Arco Iris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

On April 25, 2006, we signed a Letter of Intent for an option to acquire a 100% interest in the Km 66 Project in eastern Durango State, Mexico. The project consists of 17 concessions comprising 3,508 hectares and hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. The property is bisected by paved highway approximately 100 kilometres from Peñoles' smelter at Torreon (66 km from the Bermejillo intersection, hence the name) and so infrastructure is excellent.

The most comprehensive work completed on the project to date was conducted by Coeur d'Alene Mines during 1997 and 1998, wherein they completed 81 reverse circulation holes (7,515 metres & 3,614 samples) and 21 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples.

Terms of the agreement call for the company to make 6 staged cash payments and share issuances totaling US$3,000,000 (US$20,000 paid) and 500,000 shares, over a period of 4 years, to the property owners. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% of which can be purchased for US$500,000.

On June 1, 2006 we closed a private placement offering (the "Offering"), with Jennings Capital Inc. (“Jennings”), as underwriter, of 5,000,000 units of the company ("Units"), on an underwritten basis, at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Jennings elected to exercise the overallotment option to sell up to an additional 2,500,000 units at a price of $2.00 per unit for gross aggregate proceeds of $15,000,000.

Each Unit comprises one common share and one-half of one transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring October 2, 2006. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the company has the right to accelerate the expiry date of the warrants if the closing price of the company's common shares on the TSX Venture Exchange exceeds $3.35 for a period of 20 consecutive trading days.

Jennings was paid a commission of $958,750 and received broker warrants equal to 6.5% of the number of units issued under the Offering. Proceeds from the Offering will be used to accelerate the ongoing exploration and development activities on the Guanajuato and Topia Mines, for evaluation of potential acquisitions and for general corporate purposes.

B. Business Overview

We are engaged in the business of acquiring, exploring and developing mineral resource properties that have a potential for success, based upon the recommendation of our technical director and professional advisors, and the assessment of our board of directors.

We have the following property interests:

San Antonio Project

The exploration and exploitation concessions comprising the San Antonio project cover an area of 12,274.7 hectares, and are located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162 kilometres south-southwest of the city of Hidalgo de Parral, Chihuahua, and 265 kilometres southwest of the city of Chihuahua.

Our exploration work completed in 2005 has outlined the presence of a gold-copper system more than 14 square kilometres in size. The work to date has enhanced our understanding of the geological setting and outlined several targets worthy of follow-up exploration. We are currently reviewing all data with our consultants and formulating plans for the next phase of exploration.

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

We had conducted extensive work on the Topia property as far back as 2004. The diamond drill program conducted between June 2004 and February 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine.

In December 2005, we commenced limited production at the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

Virimoa Project

The two Virimoa concessions are located in the Topia Mining District of Durango, Mexico, and comprise 148 hectares of exploitation concessions. The property lies approximately 17 kilometres southwest of our Topia Silver-Lead-Zinc Mine and is approximately 30 kilometres west of La Cienega, Mexico's largest gold mine.

In March, 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration comprising detailed and extensive channel sampling and mapping focused on an exposure of intense iron oxide alteration. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April, 2005. The diamond drill program has outlined the presence of multiple zones of gold-silver-copper-zinc mineralization across a width of more than 250 metres. We will continue to test the property in subsequent programs, including an induced polarization geophysical program which we plan to conduct in the near future.

Guanajuato Project

The Guanajuato Mines property is located in the State of Guanajuato, Mexico, outside of the colonial city and state capital, Guanajuato. The city is located 380 kilometres northwest of Mexico City. The property consists of three principal mines, the Valenciana, Cata and Rayas which are situated on the Veta Madre (Mother Lode) structure that trends northwest-southeast through the district for at least 25 kilometres.

Although areas of the 1,200 tonne per day plant continue to be refurbished, we have just initiated the commissioning of the processing plant to bring it back into production. The commissioning of the crushing, milling and flotation equipment involves systematic testing of all components of the circuits from both a mechanical and metallurgical standpoint. This process will allow us to optimize the efficiency of the plant and maximize recoveries of silver and gold in the concentrate. We are currently developing a new mine plan and is evaluating various areas of the mine for near-term production potential. We are also working on establishing a new resource that will ultimately be compliant with National Instrument 43-101, Standards of Disclosure for Mineral Projects, adopted by securities regulators in Canada.

Production

In December 2005, we commenced limited production at the Topia Silver-Lead-Zinc Mine in Durango, Mexico. This is currently our only property in production.

Revenues

To date we have not received significant revenues from our property interests and as such we will continue to be dependent on external sources of financing to maintain a positive cash flow.

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

Governmental Regulations

The mining industry in Mexico is controlled by the Secretaria de Economia – Dirección General de Minas which is located and administered from Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. Mexican law grants concessions under the denominations of exploration or exploitation. The construction of processing plants requires further governmental approval.

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

In accordance with the Federal Duties Law ("LFD") the holder of an exploration concession is obligated to pay an exploration duty based upon the number of hectares covered by the concession area. These fees are determined per hectare as follows:

1. during the first year, 2.0230 Mexican Pesos (approximately $0.20) per hectare;

2. from the second to the fourth year, 6.01 Mexican Pesos (approximately $0.59) per hectare; and

3. the fifth and subsequent years, 12.43 Mexican Pesos (approximately $1.21) per hectare.

The holder of an exploitation concession must pay biannual duties in January and July of each year as described under the LFD. These duties are in the following amounts:

1. during the first and second year, 25.06 Mexican Pesos (approximately $2.45) per hectare;

2. the third and fourth year, 50.34 Mexican Pesos (approximately $4.92) per hectare; and

3. the fifth and subsequent years, 8.29 Mexican Pesos (approximately $0.81) per hectare.

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

C.	Organizational Structure

As at the date of this annual report, we have four wholly-owned subsidiaries. They are:

1.	New Age Investments Inc., a company incorporated in the Province of Alberta. This company is presently inactive.

2.

Minera Mexicana el Rosario, S.A. de C.V., a company incorporated in the United States of Mexico. This Mexican subsidiary holds our Mexican property interests. This Mexican subsidiary was acquired by us on February 5, 2004.

3.

Metalicos de Durango, S.A. de C.V., a company incorporated in the United States of Mexico on July 12, 2005. This operational subsidiary is responsible for the day-to-day affairs and operations of the Topia Mine.

4.

Minera de Villa Seca, S.A. de C.V., a company incorporated in the United States of Mexico on October 5, 2005. This operational subsidiary is responsible for the day-to-day affairs and operations of the Guanajuato Mine.

D.	Property, Plants and Equipment

We rent executive and administrative office space at 2100/2700-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $7,771 per month.

Our Mexican subsidiary, Minera Mexican el Rosario, S.A. de C.V. (“MMR”), rents office space at Avenue La Junta, Col. Obrera, Chihuahua, Chihuahua C.P. 31350, Mexico, for the sum of 8,050 Mexican Pesos (approximately $918) per month.

Our Mexican subsidiary Minera de Villa Seca, S.A. de C.V., maintains office space at Hacienda de Bustos, Mineral de Cata, Guanajuato, GTO C.P. 36010. No rent is paid as the premises are owned by MMR.

Our Mexican subsidiary, Metalicos de Durango S.A. de C.V., maintains office space at Boulevard La Sierra No. 1, Topia, Dgo. 34541. No rent is paid as the premises are owned by MMR.

We believe that our current office arrangements provide adequate space for our foreseeable future needs.

At present, our activities are focused on the acquisition, exploration and development of precious and base metal properties located in Mexico.

Our Mineral Properties/Projects

San Antonio Project

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of three contiguous mining concessions covering in the aggregate 11,711 hectares. These concessions were staked and are owned 100% by MMR.

Acquisition - Santo Nino Concessions

Effective February 11, 2004, we entered into the Santo Nino Option Agreement, which granted us the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Mr. Alfredo Rodriguez Chávez, as optionor, by making staged cash payments totalling US $165,000 as follows:

(a) US $20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(b) US $50,000 in five payments of US $10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement;

(c) US $95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

As of May 31, 2006, we have made the US $20,000 payment in accordance with (a) above and have made three of the five US $10,000 payments in accordance with (b) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

Acquisition - San Taco Concessions

Effective February 28, 2004, we entered into the San Taco Option Agreement, which granted us the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Carlos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., as optionor, by making staged cash payments totalling US $965,000 as follows:

(a) US $50,000 within 30 days of the signing of the option agreement;

(b) US $75,000 by the first anniversary of the date of signing the option agreement;

(c) US $100,000 by the second anniversary of the date of signing the option agreement;

(d) US $740,000 by the third anniversary of the date of signing the option agreement.

As of December 31, 2005 we have made the US $50,000 payment in accordance with (a) above and, the US $75,000 payment in accordance with (b) above.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost and the expense was recognized in the year ended December 31, 2005.

Location and Accessibility

The San Antonio project is located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162km S-SW of the city of Hidalgo de Parral, Chihuahua, and 265km SW of the city of Chihuahua, and consists of the following active concessions:

Concession	Size (hectares)	Expiry Date
Santo Niño	80	21/04/2036
San Antonio	9,447	15/04/2010
Iran	2,184	09/05/2011

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

Exploration

Our 2005 exploration program at San Antonio continued on with the geological mapping and sampling, prospecting and soil sampling from the prior year. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation had already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July, 2004 identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. Phase One of the exploration program, completed in December, 2004, provided numerous diamond drill targets on the high grade vein system. A diamond drill program which commenced in February, 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

In addition to the sampling described above, alteration studies are being conducted in order to help direct us towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

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

(c) US $540,165 on the date of signing of the purchase agreement;

(d) Three annual payments of US $300,000, US $300,000 and US $346,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

As of June 30, 2005, we have made the US $100,000 payment in accordance with (a) above, exercised our option to acquire 100% of the rights to the assets and the Topia Mining concessions and made the US $150,000 payment in accordance with (b) above and paid the US $540,165 upon the signing of the purchase agreement in accordance with (c) above.

Other than discussed above, there are no other Net Smelter Return royalties, or other royalties payable, and there are no work commitments.

Location and Accessibility

The property consists of three groups of exploitation concessions covering a total area of 1,555 hectares and one group of exploration concessions covering a total area of 4,844 hectares. The largest group of exploitation concessions, the Topia group, consists of 39 claims covering 1,275 hectares. Two satellite claim groups known as the Las Papas group and the Jarillal group cover approximately 228 hectares and 52 hectares, respectively. In addition to the exploitation concessions, the Topia 2 group consists of 14 exploration concessions, staked and owned 100% by our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

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

Exploration

The Company had conducted extensive work on the Topia property as far back as 2004. The diamond drill program conducted between June 2004 and February 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine.

As known from previous mining, three of these areas (Las Trancas, Don Benito and Hormiguera) represent portions of the same veins that extend for more than four kilometres across the property, while the two other areas represent parallel vein systems approximately one kilometre to the northwest (Argentina) and two kilometres to the southeast (El Rosario). Several other veins are known and have yet to be drilled.

The intersections obtained are typical of vein deposits in general and the widths and grades are consistent with those mined in the past at Topia. Based upon the success of the drilling in the Argentina area, the Company began the rehabilitation of the underground workings here. Other areas such as El Rosario are proving to have similar potential. The drill program provided the Company with sufficient confidence that the veins have excellent continuity and therefore the potential to provide resources for a renewed mining effort.

The drilling on the project was contracted to BDW International Drilling of Mexico, S.A. de C.V. Ongoing geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V.

Virimoa Project

Acquisition

On January 4, 2005, we signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property, also located in the Topia Mining District, State of Durango, Mexico from Minera Acero del Fuego, S.A. de C.V., as optionor. Under the terms of the option agreement, we must compensate the optionor of the Virimoa Property by making four cash payments totalling US$300,000 (US$50,000 paid) over a period of three years. In a concurrent agreement, we are required to issue a total of 300,000 common shares (100,000 issued) to the optionor. If we exercise this option, the optionor will retain a 2% NSR, half of which can be purchased by us for US$1 million.

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

Exploration

In March, 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration comprising detailed and extensive channel sampling and mapping focused on an exposure of intense iron oxide alteration. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April, 2005.

Surface sampling at the Virimoa Property returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres. The zone includes two higher grade intervals averaging 4.71 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end. This work has not only confirmed previous sampling results of 1.08 g/t gold, 20.5 g/t silver and 1.66% zinc obtained by the vendor across the same exposure but the consistency of the results is quite remarkable. Great Panther's sampling however, extended and improved upon the higher grade zone at the southeast end, which was previously reported as returning 3.38 g/t Au, 26.2 g/t Ag and 4.93% Zn over 16 metres.

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite veinlets and veins that can locally exceed several tens of centimetres in width. Disseminated pyrite is common between the veinlets. Intense iron oxide and argillic alteration of the host andesitic volcanics is exposed for more than 350 metres across the major structural trend, including the zone reported above. Along strike, however, the zone disappears under cover, such that its length is not yet known.

Great Panther's sampling was conducted along an irregular but continuous traverse line along the bank of a creek and the mineralization reported above actually comprised 57 continuous five-metre chip samples representing a total length of 285 metres. It is believed to represent a horizontal straight line distance of 250 metres, estimated to be close to the true width of the zone. Samples were assayed at ALS Chemex Labs in Vancouver by fire assay and either atomic absorption (in the case of the Au and Zn) or gravimetric (for Ag) finish.

A short diamond drilling program, completed in 2005, has outlined the presence of multiple zones of gold-silver-copper-zinc mineralization across a width of more than 250 metres. The drilling, comprising 856 metres in four holes, was designed to complete a cross section under a zone of mineralization exposed on surface that returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres from continuous channel sampling. As reported on April 26, 2005 this zone included two higher grade intervals averaging 4.71 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end.

Holes 05-VIR01 and 02 were drilled from the same location under the “southeast zone”, with holes 05-VIR03 and 04 being drilled behind them in order to complete a line across the entire mineralized area. Hole 05-VIR04 was drilled under the “northwest zone”. The distribution of grade and extent of the mineralization along strike has not yet been tested. More than a dozen discrete zones have been outlined, many of which contain copper mineralization not observed on surface. Although gold and zinc grades were lower in the drilling than on surface, the drilling displayed a marked zonation to the mineralization from higher copper in the northwest to higher gold and zinc in the southeast and this zonation likely also holds true in a vertical sense. Silver values are more consistent throughout but the best correlation is seen with copper, whereas the weakest correlation is observed between copper and zinc, as seen in the table below. As such, copper-silver mineralization may be stronger at depth whereas gold and zinc appear to be enriched at higher levels. As the surface mineralization was sampled in a creek exposure in a valley, the mineralization strikes into the hill on both sides, thereby preserving the upper levels of the system and, hopefully the gold-zinc enriched portion. This hypothesis will be tested in subsequent programs and an induced polarization (IP) geophysical program will be conducted in the near future in order to trace the mineralized zone under areas covered by overburden.

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite and chalcopyrite+/-tetrahedrite veinlets and veins with disseminated pyrite in between. These veins carry higher grades, such as 11.1 g/t Au, 458 g/t Ag, 9.47% Cu and 0.45 % Zn over 0.3m in

Hole 05-VIR01 and 8.71 g/t Au, 544 g/t Ag, 6.95 % Cu and 3.28 % Zn over 0.3m in Hole 05-VIR02 but elsewhere mineralization is much more consistent giving wide zones of lower grade material that may be amenable to bulk tonnage mining methods. Intense iron oxide and sericite alteration of the host dacite volcanics is exposed for more than 350 metres on surface before the zone disappears under cover.

Guanajuato Mines Project

Acquisition

On October 25, 2005 we signed a formal purchase with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to purchase 100% of the ownership rights in a group of producing silver-gold mines in the Guanajuato Mining District. The total purchase price is US$7,250,000, which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. On October, 2005, the Company announced the signing of the formal purchase agreement for a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. At December 31, 2005 we had paid US$3,650,000 of the total purchase price to the vendor.

As of May 31, 2006, the remaining balance of the original purchase outstanding is US$362,500.

Location and Accessibility

The Santa Fe project is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1600 to 2200 meters. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates 2327500N, 265500E). The Santa Fe property consists of 1,107.28Ha, made up of 28 non-contiguous exploitation claims.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll free-ways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Santa Fe project are accessed from city streets.

History

The Guanajuato Mining District was founded in 1548.

•	1548: The first silver vein at San Bernabé (La Luz) was discovered by a local mule driver. Silver ore was hand mined and transported by mule to Zacatecas to be milled.
•

1550: Juan de Rayas discovered the Veta Madre system at the site where the present day Rayas shaft is located. This triggered an exploration rush which saw the discovery of the La Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

•

1726: Production was very limited in early years as the method of extracting ores was the fire method where the rock face was heated with a fire and then quickly quenched with water, the rapid cooling resulting in the shattering of the rocks. It was not until gun powder was introduced by Don Jose de Sardeneta y Legaspi in 1726 that production became significant. Construction began on the Rayas shaft.

•

1760-1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed numerous exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

•

1771: The dream of the Guanajuato miners became a reality with the discovery of immense masses of silver sulphides, mixed with ruby silver and native silver. After various fortunate discoveries, Antonio Obregón y Alcocer became famous, and was considered to be one of the richest men in the world. He was honoured with the title of Count Valenciana because, at the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 metres.

•	1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227m.
•	1810-1868: Production stopped as the result of the War of Independence
•	1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.
•	1868: The Valenciana mine was reopened by British investment capital.
•	1936: Peñoles S.A. tested the Veta Madre with four diamond drill holes.
•

1939: The Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting with no mineral reserves and no working capital, the new Cooperative had a difficult time carrying out exploration and mining with outdated equipment.

•	1947-1949: The Fresnillo Company completed a diamond drilling program consisting of nine holes, which intersected the Veta Madre 80m to 150m below the lowest existing workings.
•

1968: The Fresnillo Company acquired the adjacent claims and incorporated Cebada a Negociación Minera Santa Lucía and the Peregrina Mine; in the same year, Fresnillo discovered the Torres-Cedros orebody during an exploration and drilling program.

•	1973: The contracting company Tormex, S.A. completed a photogeological study in the area of the Cebada mine holdings (Figure 3). The SCMMSFG discovered the Clavo de Rayas “bonanza” oreshoot.
•

1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver. The Cebada mine is not a part of the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato holdings.

•	2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.
•	2004: A Canadian company MexGold Resources (Gammon Lake Resources) purchases the near-by El Cubo mine.

Since discovery to 1990 total production from the Guanajuato Mining District was estimated to be approximately 35,000 t silver (1.12 billion oz Ag) and 175 t gold (5.63 million oz Au).

Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato has completed various drill programs since 1939. Most of the historic drill log and drill assay data exists at the mine but not in a readily accessible form. This report will only concentrate on the last phase of drilling completed in 1992 that was utilized for the estimation of the Cata mine resources in the 1992 Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato report. The authors were able to review the results of eight drill holes that were used for the resource estimation.

Mineralization

Three major fault systems with associated mineralization occur in the Guanajuato Mining District; La Luz, Sierra, and the Veta Madre systems, the largest being the 25 km long Veta Madre. The principal mineralizing event is thought to be late Oligocene in age +27 Ma, which has created three identifiable stages of mineralization according to Clark (2005); “1) pre-ore, 2) ore, 3) post-ore and the ore can be divided into three zones; upper ore, lower ore, and deep ore.” The upper ore is defined as being >2,100m a.s.l., lower ore is found between 2,100m and 1,700m a.s.l. and deep ore as being <1,700m a.s.l.

All historic descriptions of the mineralization contain the term “ore”. In most cases, the terminology applies to previously mined mineralization. Historic authors have generally agreed that there are three separate zones of mineralization; upper ore, lower ore and deep ore. Normally this categorization refers to areas now mined out but in other cases, it refers to horizons of un-mined material that may contain mineralization that would not be considered as “ore” as defined by NI 43- 101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. The authors have chosen to use the same language to be consistent with the historic documentation and are not implying that the mineralization will ever become ore that can be mined at a profit.

The Veta Madre systems strike northwesterly and dip 450 to 650SW. The bulk of the mining production has come from a five-kilometre section of the Veta Madre stretching between the Valenciana shaft of our company’s ground in the northwest to the Sirena shaft on Peñoles ground in the southeast. In this five kilometre area, the vein stockwork averages approximately 20m in width but can be as wide as 90m. Most of the historic production has come from the economically important lower ore level (2,100m to 1,700m a.s.l.) and is typically associated with faults and both footwall and hanging wall stockwork vein systems.

The argentiferous mineralization is hosted in quartz veins with gangue mineralogy of quartz, calcite, pyrite, adularia, and sericite. The principal silver bearing mineralization is acanthite (argentite), aguilarite and naumannite while gold occurs as free gold and as electrum. The gold to silver ratios vary from approximately 1:70 to 1:200. Base metal mineralization is not common; when it occurs it is observed as chalcopyrite, sphalerite and galena. The exception is the “deep ore” in the Rayas mine which is associated with chalcopyrite and galena.

The economic mineralization is hosted in quartz-carbonate-adularia veins and stockwork systems with identifiable “ore-shoots” that carry the bulk of the economic mineralization. The ore shoots are discontinuous, 10-40m wide and typically equal in vertical dimensions to strike length. The discontinuous nature of the ore-shoots has made ongoing underground and surface exploration challenging and not necessarily well understood. On average, approximately 20% of the volume of the individual veins becomes ore. The higher grade portions of the veins range in width from less than a meter up to 90m in width, historic average grade in the Veta Madre are 450g/t Ag and 2.5g/t Au.

Mineral Resource and Mineral Reserve Estimates

There are currently no resource estimates conforming to NI 43-101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. The most recent, noncompliant, resource estimate was made in 2000 by Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato with most of the resource located below the current water level in the mine.

Exploration

The Company commenced a surface diamond drilling program in 2005. The drilling program intersected bonanza grade silver and above average gold within the Veta Madre vein structure. Highlights of the program include 692 g/t silver and 5.17 g/t gold over 5.8 metres and 1,096 g/t silver and 4.15 g/t gold over 2.5 metres.

The drilling, comprising 1,163.3 metres in six holes, was designed to duplicate and surround a lone 1989 drill hole (#317) that intersected a 5.35 metre wide zone grading 3.34 g/t Au and 81.5 g/t Ag, including 10.65 g/t gold and 165 g/t silver over 1.55 metres. The drilling was completed under and northwest of the Guanajuatito ramp along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine (now owned by Great Panther).

The holes were drilled on four section lines at 50 metre intervals, covering a strike length of 150 metres. Two styles of mineralization were noted in the drill holes: silver-gold mineralization in the Veta Madre itself and a previously unrecognized zone of gold-arsenic-antimony mineralization in the hanging wall. Both zones are epithermal in nature, and likely represent separate pulses of mineralization.

In this part of the mine complex, the Veta Madre is manifested as a silica breccia at the contact between the hanging wall diorite and the footwall sediments. Hole GTTO-05-004 was drilled to test the zone of mineralization in hole 317, mentioned above. Hole 004 intersected a 7.3 metre wide vein breccia, interpreted as the Veta Madre, of which 5.8 metres (4.1 metre true width) assayed 692 g/t silver and 5.17 g/t gold. Fifty metres along strike to the southeast, hole GTTO-05-005 intersected a 3.4 metre thick section of the same Veta Madre breccia, with a 2.5 metre (1.77 metre true width) portion assaying 1,096 g/t silver and 4.15 g/t gold. A further 50 metres along strike to the southeast, hole GTTO-05-006 intersected 7.5 metres of the Veta Madre breccia with a 1.5 metre (1.06 metre true width) portion assaying 209 g/t silver and 1.55 g/t gold. The most northwesterly holes, GTTO-05-001 & 002, as well as GTTO-05-003, drilled 50 metres updip from hole 004, did not intersect the Veta Madre breccia. Details of significant intersections are listed below.

The gold-arsenic-antimony mineralization consists of a 10-30 metre thick (estimated true width) zone of quartz-pyrite veinlets within an extensive stockwork/breccia in the hanging wall diorite and was intersected in all six holes. Although gold values in this zone were mostly below 1 g/t in the drilling, the holes may be too high in the epithermal system, with the possibility of better mineralization at depth. As such, the hanging wall diorite breccia is a significant, previously un-assayed, gold target which will be followed up by surface and underground mapping, rock geochemistry and further drilling. Elsewhere in the mine, stockwork/breccia zones can achieve thicknesses of 30 metres or more and have historically provided substantial tonnages of silver-gold mineralization amenable to bulk underground mining methods.

The Company concluded that the Veta Madre breccia forms the more appealing target as the drill holes show that it continues with excellent widths and grades below previous workings at the Guanajuatito ramp. The aforementioned intersections occurred at a vertical depth of 100 -120 metres below surface. The Veta Madre is known to extend more than 700 metres vertically (approximately 1,000 metres down dip) from surface. Mineralized “shoots” within the structure are often continuous to depth, which bodes well for these new intersections as there has been no drilling or underground development below them. The Guanajuatito ramp provides easy access to this high grade mineralization and only a minor amount of mining has taken place in the past. The underground workings here will be re-sampled and surveyed as part of the Company's ongoing silver-gold resource evaluation.

An extensive underground sampling program is continuing at Guanajuato. Preliminary sampling in the first quarter of 2006 has returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver to gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of old stopes in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. Consequently, it is presently unknown just how representative these grades may be from a mining standpoint.

Significantly, the sampling came from 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres. Grades from the various stopes were comparable. Five of these stopes lie within 200 metres of the Valenciana shaft and there has only been limited development below this level, approximately 150 metres, to the bottom of the shaft. The sixth stope, number 1414, lies 400 metres southeast of the shaft and has been partially developed between the 285 and 320 metre levels. There has been no development above this for at least 100 metres and there does not appear to have been any work done below it at all, suggesting that the mineralization is totally open to depth.

At present, the Company has insufficient information to determine the extent of this mineralization or to quantify any potential volumes. The most important issue in doing this is to evaluate the safety level of any procedure that could be implemented to extract this material from the historic workings. Any mining below these levels, however, would be in virgin rock and could be developed using modern techniques and safety standards.

In addition, initial surface rock sampling on the Promontorio claim, southeast of the Rayas Shaft, has identified a gold-rich zone of mineralization along more than 100m of the Veta Madre structure. Two channel samples across this zone returned 5.2 g/t Au over 3.2m and 7.6 g/t Au across 3.0m. A further 100m along strike to the southeast of the above, an exposure of silica breccia and a footwall shear were sampled over a 25 by 45 metre area, yielding anomalous to "ore-grade" (as defined by the current operators) gold and silver values. In the Promontorio area the Veta Madre and associated stockwork and shear zones form topographic dip slopes making for easy drill targets and are readily accessible for potential surface exploitation. Elsewhere in the mine complex, these mineralized stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used.

Initial evaluation of underground workings near the Promontorio Shaft, and approximately 150m vertically below these surface outcrops, indicates the presence of similar gold-dominated mineralization. Compilation of the underground data is ongoing, as will be the evaluation of the extent of former mining, and re-sampling of stopes and levels. There is more than 300 metres of strike length to the southeast of Promontorio that has apparently seen only limited exploration and underground development, such that the potential for previously unrecognized mineralization in this area is excellent. Overall, the property encompasses more than four kilometres of strike length on the Veta Madre structure, much of which has seen little to no exploration.

ITEM 4A	Unresolved Staff Comments

None

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.

Mineral properties, plant and equipment and change in accounting policy

We changed our accounting policy for mineral property exploration expenditures in the fourth quarter of 2005. Prior to September 30, 2005, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. We changed our policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. This change has been applied retroactively and has reduced mineral properties and increased the loss for the year ended December 31, 2004 by $1,710,243 increasing the deficit to $4,611,056 as at December 31, 2004. This change has also increased the loss per share by $0.11 for the year ended December 31, 2004 to $0.22. This change in policy had no effect on the opening deficit as at January 1, 2004.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Once commercial production has commenced, these costs are amortized using the units-of-production method based on proven and probable reserves. If the mineral deposit proves to be uneconomical or otherwise determined to have a value less than its carrying amount, then previously capitalized costs are written down in the period in which such determination is made. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to six years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

The management of the Company regularly reviews the carrying value of its mineral properties. In determining the carrying value of the property, some factors considered include current base and precious metal prices, accessibility to the property and estimating mineral potential with limited available information.

The management of the Company regularly reviews the carrying value of its plant and equipment. In determining the current carrying value, the management of the Company regularly reviews the market value of similar items that are available for purchase, availability of replacement parts, existing maintenance and service records and observing the overall efficiency of the items.

Going concern

The consolidated financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Subsequent to December 31, 2005 and to May 31, 2006 we have raised gross cash proceeds of approximately $5,600,000 from the exercise of warrants and options, closed a $2,020,000 million convertible loan private placement and raised gross cash proceeds of $15,000,000 through a private placement.

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

Reclamation and remediation

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. We recognize the fair value of future reclamation and remediation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. We continually review our accrued liabilities, if any, as evidence becomes available indicating that our remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

A.	Operating Results

We reported a loss of $5,231,685 for the year ended December 31, 2005 compared to a loss of $2,893,657 for the year ended December 31, 2004 and a loss of $273,738 for the year ended December 31, 2003. The increased loss this year over the previous two years can be largely attributed to the increased General & Administrative costs and the cost associated with the write down of the San Taco project.

During the year ended December 31, 2005, we incurred General & Administrative expenses of $2,245,252 compared to $899,947 for the year ended December 31, 2004 and $191,151 for the year ended December 31, 2003. This increase in General & Administrative costs can be largely attributed to the growth of our company, our expanding operations in Mexico and the our transformation into a mining company from one exclusively focused on exploration. These additional expenditures include the hiring of additional employees and consultants to oversee various geological and administrative functions, renting additional office space for an expanded workforce and, incurring additional travel costs in dealing with our additional projects.

Key elements of our General & Administrative expenses for the year ended December 31, 2005 include the following:

-

$357,298 in stock-based compensation expense was incurred in 2005 as a non-cash charge that was allocated as follows: $98,496 to Director Fees, representing the fair value of options granted to directors; $48,366 to Accounting and Audit expenses, representing the fair value of options granted to an officer; and $210,436 to Consulting Expense, representing the fair value of options granted to officers and consultants. For the fiscal year ended December 31, 2004, $210,434 in stock based compensation was allocated (representing fair value of the options granted) as follows: $43,335 to Director Fees, $43,046 to Accounting and Audit expense and $$124,053 to Consulting Expense. No stock based compensation was incurred in 2003.

-

$240,514 in Accounting and Audit fees was incurred in 2005, an increase of $112,804 from 2004 and $213,514 from 2003, which increase is largely due to the complexity of auditing additional foreign subsidiaries and the addition of accounting personnel.

-

$679,425 in Consulting Fees was incurred in 2005, an increase of $366,232 from 2004 and $676,887 from 2003, which increase is largely due to the incorporation of two Mexican subsidiaries that are responsible for the day-to-day affairs and operations of the Topia Mine and Guanajuato Mine.

-

$275,974 in General Exploration and Mine expenses was incurred in 2005, an increase of $215,412, which increase is largely due to our expanded exploration activities during the year. No exploration expense was recognized in 2003.

-	$201,910 in Travel expenses were incurred in 2005, an increase of $133,541 from 2004 and $199,910 from 2003, which increase is largely due to managing the Mexican operations.

During the year ended December 31, 2005 we incurred Director’s Fees of $158,496 (which included $98,496 as stock-based compensation) compared to $247,643 (which included $204,308 as stock-based compensation) for the year ended December 31, 2004 and “nil” for the year ended December 31, 2003. We also incurred Management Fees of $112,800 for the year ended December 31, 2005 compared to

$74,000 for the year ended December 31, 2004 and $81,000 for the year ended December 31, 2003. The increase in Management Fees was primarily attributable to an adjustment in fees to properly reflect fair value of the service received.

We expensed $357,011 as interest expense during the year ended December 31, 2005 (nil – 2004, nil - 2003). This expense relates to the debt associated with the Topia and Guanajuato acquisition, which were discounted by 26.8% when recognized on our balance sheet.

We also incurred additional costs in promoting our company through an active investor relations program. We incurred $219,609 in Investor Relations Expense for the year ended December 31, 2005, an increase of $108,868 compared to the year ended December 31, 2004. Investor relation expenses in 2003 were $7,355. The costs associated with this program included travel expenses, printing costs and general office costs. These additional costs were part of an overall strategy to communicate management’s vision for our company as the Company grew in 2004 and 2005.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost. This write down, recognized in the year ended December 31, 2005, also contributed largely to the increased loss recognized this year. There were no write down of our mineral exploration properties in 2004 and 2003.

During the year ended December 31, 2005 we changed our accounting policy with respect to exploration expenditures whereby, exploration expenses incurred prior to determination of the feasibility of mining operations, periodic payments and administrative expenditures are expensed as incurred. This change has resulted in additional costs that would have otherwise been capitalized. We expensed $2,340,398 in the year ended December 31, 2005 compared to $1,710,243 in the year ended December 31, 2004. Continued strong precious metal and base metal prices and our ability to attract investors have allowed us to fund additional exploration activity during the year ended December 31, 2005 relative to the year ended December 31, 2004.

We generated some interest revenue from our interest bearing short-term investments.

The total assets of our company increased by $15,430,639 as at December 31, 2005 compared to December 31, 2004, due in large part to the acquisitions of the Topia and Guanajuato mines. These acquisitions also resulted in increased liabilities for our company as the purchase payments are staggered over a three-year period.

As at December 31, 2005, we had an accumulated deficit of $9,842,741 compared to an accumulated deficit of $4,611,056 at December 31, 2004.

During the year, we were able to raise net cash proceeds of $15,088,875 through three private placements. The funds raised were used primarily to acquire and refurbish the Topia and Guanajuato mines, to fund our exploration activities in Mexico and to serve as working capital for our other activities which include overhead costs.

B.	Liquidity and Capital Resources

We have no operations that generate cash flow. Our financial success relies on our management's ability to find economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond our control.

In order to finance our exploration activities and corporate overhead, we are dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards our company in particular, so that funds can be raised through the sale of our securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund our activities.

Cash and Financial Conditions

We had a cash balance of $3,094,547 and a short-term investment balance of $2,200,850 at December 31, 2005 as compared to $173,122 and $1,750,850, respectively, at December 31, 2004. Our company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

We had working capital of $1,407,474 as at December 31, 2005 compared with working capital of $2,001,783 as at the December 31, 2004. Working capital, together with the 2006 warrant exercises described below and limited additional financing, should be adequate to fund our activities and to cover corporate overhead for the next fiscal year.

The company does not have any unused lines of credit nor other arrangements in place, to borrow funds and no off-balance sheet arrangements. We do not use hedges or other financial derivatives.

Investing Activities

For the year ended December 31, 2005, our net cash outflow from investing activities was $6,708,661. The acquisition of the Topia and Guanajuato mine sites, along with additional capital assets purchased during the year, contributed $6,258,661 to this outflow of funds.

We also incurred $2,340,398 on mineral property exploration during the year compared to $1,710,243 in 2004. The increase in direct exploration costs can largely be attributed to the increased availability of funds in 2005. In addition, we were also very active in seeking quality exploration projects in Mexico during the year.

During the year, we also increased our short-term investments by $450,000. This increase is a direct result of the excess cash in our bank account at December 31, 2005. The investment is in the form of a guaranteed investment certificate.

Financing Activities

On July 19, 2005, we issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of our company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of our company at $0.62 for a period of twelve months. We also issued 175,700 finder’s warrants entitling the holder to acquire one common share of our company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

On October 5, 2005, we issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of our company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of our company at $0.62 for a period of twelve months. We also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of our company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed surplus.

On December 20, 2005, we issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of our company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of our company at $0.90 for a period of two years. We also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of our company at $0.90 for a period of two years. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. We also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of our company at $0.90 for a period of two years. The fair value of agent’s options and the agent’s warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus.

As at December 31, 2005, we had 47,349,431 common shares issued and outstanding.

Outstanding Share Data as at June 5, 2006

As at June 5, 2006, we had 63,707,172 common shares issued and outstanding.

Subsequent to December 31, 2005, we granted to directors, officers, employees and consultants incentive stock options to purchase an aggregate of 2,355,000 common shares. The options are exercisable until January 5, 2011 at an exercise price of $0.90 per share.

Subsequent to December 31, 2005, we released the remaining 1,012,500 common shares of our company previously held in escrow. These shares formed part of the original 2,250,000 shares issued on the acquisition of our Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

Subsequent to December 31, 2005, we closed the private placement of the $2.02 million convertible loan note. The note is unsecured, bears interest at 8% per annum payable quarterly, and matures on March 9, 2010. Prior to maturity, the principal amount of the note, or any portion thereof, is convertible into common shares of our company at a conversion price of $1.32 per share. The conversion price exceeded the market price of our common shares at the date of the agreement of $1.17. The fair value of the convertible feature of the note has been calculated by our management as $1,006,000.

Reconciliation to United States Generally Accepted Accounting Principles

Differences between Canadian GAAP and U.S. GAAP include:

-

Under US GAAP, Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"), allows for the intrinsic value based method for accounting for stock-option grants whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As of December 31, 2002, $15,000 in compensation cost would have been recorded under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS123.

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

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under U.S. GAAP. For the three year ended December 31, 2005, no significant other comprehensive income existed.

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

In May 2005, the FASB issued SFAS No. 154, ‘Accounting Changes and Error Corrections,” which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transaction phase as of the effective date of the Statement.

In March 2005, the FASB issued Interpretation No.47, “Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies the term “conditional asset retirement obligation” as used in

FASB Statement No. 143 refers to the fact that a legal obligation to perform an asset retirement activity is unconditional even though uncertainly exists and the timing and (or) method settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored in the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. To date, the adoption of FIN 47 has not impacted the Company’s consolidated financial statements.

C.	Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we expended approximately $4,050,000 on the exploration of our various mining properties.

D.	Trend Information

Our business is the exploration for and development of precious metals deposits, principally gold and silver, so the price of these commodities has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of gold and silver has been positive and has remained steady at relatively high historical prices. Management believes that the current trend will continue for the foreseeable future. History has shown, however, that there can be no such assurances.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of our company:

		Payments by Period
Contractual Obligations		Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Topia Mine Acquisition		$2,048,6400	1,055,200	993,440	-	-
Guanajuato Mine Acquisition		4,186,800	4,186,800	-	-	-
Capital Lease		-	-	-	-	-
Operating Lease		-	-	-	-	-
Other Long-Term Liabilities		-	-	-	-	-
Total Long-Term Debt		$6,235,440	5,242,000	993,440	-	-
G.	Safe Harbor

Not applicable

ITEM 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name and Age	Present Position with Great Panther	Present Position with Minera Mexican el Rosario	Present Position with Alberta Subsidiary	Present Position with Metalicos de Durango	Present Position with Minera de Villa Seca
Kaare G. Foy, B.Ec.	Executive Chairman, Chief Financial Officer, Director	Director	Director	Director	Director
Robert A. Archer, P.Geo.	President, Chief Executive Officer, Director	President	n/a	Director	Director
Malcolm A. Burne	Director	n/a	Director	n/a	n/a
John T. Kopcheff, B.Sc. (Hons.)	Director	n/a	n/a	n/a	n/a
Wendy Ratcliffe,	Secretary	Director	n/a	n/a	n/a
Ing. Francisco Ramos Sanchez	Vice President - Operations	Vice President - Operations	n/a	Director	Director
Robert Brown, P.Eng.	Vice President - Exploration	n/a	n/a	n/a	n/a
Ming Jang	Financial Controller	Financial Controller	Financial Controller	Financial Controller	Financial Controller

Business Experience, Function and Area of Experience

Kaare G. Foy

As our Executive Chairman, Chief Financial Officer and a director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of our company and our subsidiaries.

Following graduation from Monash University in Australia, Mr. Foy became an Associate of the Australian Society of Accountants and a Member of the Australian Institute of Directors. In 1995, he emigrated to reside permanently in Canada. For most of his career, he has specialized in company "turnarounds," and has more than 20 years experience serving on the boards of directors of publicly listed companies in Australia, Canada and the United Kingdom, including Loscam Materials Handling Limited in Australia, Greenchip Investments PLC in the United Kingdom, and Cangold Limited in Canada.

Mr. Foy is also the Chief Financial Officer and a director of Cangold Limited, the President of Oceanic Management Limited and a director of Central Asia Gold Limited and Covik Development Corp.

Robert A. Archer

As our President, Chief Executive Officer and a director, Mr. Archer is responsible for the day-to-day operations of our company and for the development of our strategic direction. Also, as the President of our Mexican subsidiary, Mr. Archer is responsible for the management and supervision of its affairs and business in Mexico.

Robert Archer has more than 23 years experience working for mining companies throughout North America, namely Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc.

Mr. Archer is the President of R. A. Archer & Associates, Platoro Resource Corp. and Pacific Bullion Resources Ltd. He is also President and a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. Mr. Archer was formerly the President of Consolidated Magna Ventures Ltd.

Malcolm A. Burne

Mr. Burne was our Chairman, President and Chief Executive Officer from June 3, 1987 until April 27, 2004. Mr. Burne has been a director since June 3, 1987 and is also a member of our Audit Committee.

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

John T. Kopcheff

Mr. Kopcheff has been a director of our company since August 2001. As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of our company, and is Chairman of our Audit Committee.

He is Managing Director of Victoria Petroleum NL, an oil and gas company publicly listed on the main board of the Australian Stock Exchange.

Wendy Ratcliffe

Ms. Ratcliffe has been our company Secretary since August 2001. She is responsible for internal accounting and record keeping, general administration and making all necessary filings and financial reporting for our company and our subsidiaries. Ms. Ratcliffe is also Secretary of Cangold Limited.

Ing. Francisco Ramos Sanchez

Mr. Ramos Sánchez has been our Vice President, Operations since April 30, 2004. Mr. Ramos Sánchez is responsible for our day-to-day operations in Mexico.

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

Robert Brown

Mr. Brown has been our Vice President, Exploration since April 30, 2004. Mr. Brown is responsible for overseeing all exploration activities undertaken by our company, and has particular experience in the immediate area of our company's projects in the Sierra Madre Region of Mexico.

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

Ming Jang

Mr. Jang is a Certified General Accountant and has held numerous senior management positions in various organizations including most recently, acting Chief Financial Officer of Cabo Mining Enterprises Corp., one of Canada’s largest exploration and drilling services companies. Prior to Cabo, Mr. Jang served as Chief Operating Officer for a non-profit organization and as Finance and Administration Manager for Loomis Armored Cars.

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.	Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2005. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last three financial years ended, the following persons were or are our executive officers:

Name	Principal Position	From	To

Malcolm A. Burne	President and Chief Executive Officer	n/a	April 27, 2005

Robert A. Archer	President and Chief Executive Officer	April 27, 2005	Present

Kaare G. Foy	Chairman Chief Financial Officer	April 27, 2005 June 10, 1996	Present Present

Ing. Francisco Ramos Sánchez	Vice President, Operations	April 30, 2004	Present

Robert F. Brown	Vice President, Exploration	April 30, 2004	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Malcolm A. Burne	2005 2004 2003	N/A 11,500 (1) nil	N/A nil nil	N/A nil nil	N/A 150,000 (3) nil	N/A nil nil	N/A nil nil	N/A nil 5,000 (5)
Robert A. Archer	2005 2004 2003	15,000 (1) 8,835 (1) N/A	nil nil N/A	nil nil N/A	125,000 (2) 150,000 (3) N/A	nil nil N/A	N/A N/A N/A	170,880 (6) 117,624 (7) N/A
Kaare G. Foy	2005 2004 2003	15,000 (1) 11,500 (1) nil	nil nil nil	nil nil nil	125,000 (2) 150,000 (3)(4) nil	nil nil nil	N/A nil nil	195,897 (8) 145,961 (9) 134,461 (10)
Ing. Francisco Ramos Sánchez	2005 2004 2003	nil nil N/A	nil nil N/A	nil nil N/A	100,000 (2) 100,000 (3) N/A	nil nil N/A	N/A nil N/A	102,076 (11) 82,335 (11) N/A
Robert F. Brown	2005 2004 2003	nil nil N/A	nil nil N/A	nil nil N/A	75,000 (2) 100,000 (3) N/A	nil nil N/A	nil nil N/A	84,407 (12) 40,360 (12) N/A
(1)	Directors' fees.

(2)	Exercisable at $0.45 per share until 2010.
(3)	Exercisable at $0.45 per share until February 8, 2009.
(4)	Exercised as to 80,000 common shares on November 18, 2005 and as to 70,000 common shares on March 28, 2006.
(5)	Management fees paid to Malcolm A. Burne.

(6)	Consulting fees paid to Platoro Resource Corp., a company controlled by Robert A. Archer.
(7)

Of this amount, $60,693 was paid as a consulting fee to R.A. Archer & Associates and $56,931 was paid as a consulting fee to Platoro Resource Corp., both of which are companies controlled by Robert A. Archer.

(8)

Of this amount, $112,080 was paid as a management fee; $12,800 was paid as a consulting fee; and $71,017 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(9)	Of this amount, $74,000 was paid as a management fee and $71,961 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited.
(10)	Of this amount, $76,000 was paid as a management fee and $58,461 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited.
(11)	Consulting fees paid to Francisco Ramos Sánchez.
(12)	Consulting fees paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.

Compensation of Directors

During the financial year ended December 31, 2005, the remuneration paid to directors in their capacity as directors of our company was as follows:

Kaare G. Foy	$15,000
Robert A. Archer	$15,000
Malcolm A. Burne	$15,000
John T. Kopcheff	$15,000

We have an incentive stock option plan in which directors are eligible to participate. During the financial year ended December 31, 2005, each of Kaare G. Foy, Robert A. Archer, Malcolm A. Burne and John T. Kopcheff, was granted an option to purchase 25,000 common shares of our company exercisable at $0.45 per share until February 27, 2010, and an option to purchase 100,000 common shares exercisable at $0.45 per share until July 26, 2010.

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

As at December 31, 2005 there were no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Subsequent to December 31, 2005, we entered into the following consulting services contracts with certain of our directors, or companies controlled by them:

1.

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp., a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of our company. Under the agreement Platoro Resource Corp. has agreed to provide to our company the continued services of Robert A. Archer as President and Chief Executive Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, we have agreed to pay Platoro Resource Corp. a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of our company. The amount of the daily fee will be reviewed by our company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Platoro Resource Corp. is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro Resource Corp. in that year. In the event of a change of control of our company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of our company, then Platoro Resource Corp. is entitled to receive from our company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

2.

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited, a company controlled by Kaare G. Foy, the Executive Chairman, Chief Financial Officer and a director of our company. Under the agreement Oceanic Management Limited has agreed to provide to our company the continued services of Kaare G. Foy as Executive Chairman and Chief Financial Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, our company has agreed to pay Oceanic Management Limited a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of our company. The amount of the daily fee will be reviewed by our company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Oceanic Management Limited is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic Management Limited in that year. In the event of a change of control of our company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman and Chief Financial Officer of our company, then Oceanic Management Limited is entitled to receive from our company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

3.

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sànchez, the Vice President, Operations of our company. Under the agreement our company continues the engagement of Mr. Ramos as Vice President, Operations to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, our company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of our company. The amount of the daily fee will be reviewed by our company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year. In the event of a change of control of our company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Ramos ceasing to be the Vice President, Operations of our company, then Mr. Ramos is entitled to receive from our company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

D.	Employees

During the fiscal years ended December 31, 2005, 2004 and 2003, we did not have any employees other than our directors and officers.

For the fiscal year ended, December 31, 2005, our Mexican subsidiaries had the following number of employees:

Subsidiary	Employees
Minera Mexicana el Rosario, S.A. de C.V.	Nil
Metalicos de Durango, S.A. de C.V.	Nil
Minera de Villa Seca, S.A. de C.V.	Nil

Other than as disclosed above, we do not currently have any paid employees, have not experienced a significant change in the number of people we employ, or entered into a collective bargaining arrangement with any labour union or association.

E.	Share Ownership

Our authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series.

As of June 5, 2006, we had the following securities issued and outstanding:

-	63,707,172 common shares; and
-	incentive stock options for the purchase of up to 4,322,720 of our common shares.

Of the above securities, our directors and officers owned the following common shares as of June 5, 2006:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Robert A. Archer, President & CEO	1,691,000 (2)	1.9%
Robert F. Brown, VP Exploration	275,000 (3)	0.3%
Malcolm A. Burne, Director	740,033 (4)	0.8%
Kaare G. Foy, Director & CFO	770,400(5)	0.9%
John T. Kopcheff, Director	400,000(6)	0.5%
Wendy M. Ratcliffe, Corporate Secretary	175,000(7)	0.2%
Francisco Ramos Sanchez, VP Operations	1,400,000 (8)	1.6%
Ming Jang, Financial Controller	494,000 (9)	0.6%

(1)           Based on 63,707,172 common shares issued and outstanding, and 23,625,254 shares issuable upon the exercise of issued and outstanding incentive stock options and warrants which are exercisable within 60 days of June 5, 2006.

(2)           Includes incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 (150,000), February 27, 2010 (25,000), July 26, 2010 (100,000); incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011; warrants to purchase 10,000 of our common shares at an exercise price of $0.62 per share expiring June 28, 2006. Also included are 30,000 common shares and warrants to purchase 30,000 common shares at an exercise price of $0.90 per share expiring December 20, 2007 owned by Platoro Resource Corp., a company controlled by Robert A. Archer.

(3)           Includes incentive stock options to purchase up to 175,000 of our common shares at an exercise price of $0.45 per share expiring May 25, 2009 (100,000), February 27, 2010 (25,000) and July 26, 2010 (50,000) and incentive stock options to purchase 100,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011.

(4)           Includes incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 (150,000), February 27, 2010 (25,000), July 26, 2010 (100,000); incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011; warrants to purchase 10,000 of our common shares at an exercise price of $0.62 per share expiring June 28, 2006. Also included are 55,900 common shares owned by Lionheart Management Limited, a company controlled by Malcom A. Burne.

(5)          Includes incentive stock options to purchase up to 25,000 of our common shares at an exercise price of $0.45 per share expiring February 27, 2010; incentive stock options to purchase up to 205,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011. Also included are 199,000 common shares and warrants to purchase 199,000 of our common shares at an exercise price of $0.90 per share expiring December 20, 2007 owned by Oceanic Management, a company controlled by Kaare G. Foy.

(6)           Includes incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 (150,000), February 27, 2010 (25,000), July 26, 2010 (100,000); incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011.

(7)           Includes incentive stock options to purchase up to 120,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 (70,000), February 27, 2010 (25,000) and July 26, 2010 (25,000); incentive stock options to purchase up to 30,000 of our common shares at an exercise price of $0.52 expiring April 5, 2009; and incentive stock options to purchase 25,000 of our common shares at an exercise price of $0.90 expiring January 5, 2011.

(8)           Includes incentive stock options to purchase up to 200,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 (100,000), February 27, 2010 (25,000) and July 26, 2010 (75,000); and incentive stock options to purchase 125,000 of our common shares at an exercise price of $0.90 expiring January 5, 2011.

(9)          Includes incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring July 11, 2006; incentive stock options to purchase our common shares at an exercise price of $0.90 per share expiring January 5, 2011; warrants to purchase 60,000 of our common shares at $0.62 expiring October 4, 2006; and warrants to purchase 30,000 of our common shares at an exercise price $0.90 expiring December 20, 2007.

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

During the year ended December 31, 2005, and subsequently, we granted the following stock options:

Name		Number of Options	Exercise Price	Expiry Date
Ing. J. Jesús Rico Aguilera		75,000 75,000 75,000	$0.45 $0.45 $0.90	February 27, 2010 July 26, 2010 January 5, 2011
Robert A. Archer		25,000 100,000 125,000	$0.45 $0.45 $0.90	February 27, 2010 July 26, 2010 January 5, 2011
Robert Brown		100,000 25,000 50,000 100,000	$0.45 $0.45 $0.45 $0.90	May 25, 2009 February 27, 2010 July 26, 2010 January 5, 2011
Malcolm A. Burne		25,000 100,000 125,000	$0.45 $0.45 $0.90	February 27, 2010 July 26, 2010 January 5, 2011
Kaare G. Foy		150,000 25,000 100,000 205,000	$0.45 $0.45 $0.45 $0.90	February 8, 2009 February 27, 2010 July 26, 2010 January 5, 2011
John T. Kopcheff		150,000 25,000 100,000 125,000	$0.45 $0.45 $0.45 $0.90	February 8, 2009 February 27, 2010 July 26, 2010 January 5, 2011
Wendy M. Ratcliffe		25,000 25,000 25,000	$0.45 $0.45 $0.90	February 27, 2010 July 26, 2010 January 5, 2011
Francisco Ramos Sanchez		25,000 75,000 125,000	$0.45 $0.45 $0.90	February 27, 2010 July 26, 2010 January 5, 2011
Ming Jang		100,000 100,000	$0.45 $0.90	July 11, 2010 January 5, 2011
Reginal Advocaat		100,000 50,000	$0.45 $0.90	May 2, 2006 January 5, 2011
Adrian Bray		75,000 50,000	$0.45 $0.90	July 26, 2010 January 5, 2011
Craig Mackay		75,000 50,000	$0.45 $0.90	August 30, 2010 January 5, 2011
Luis Gutierrez		50,000 50,000	$0.45 $0.90	August 30, 2010 January 5, 2011
ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

As of June 5, 2006, we had 63,707,172 common shares issued and outstanding. There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

As of May 31, 2006, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 56,173,297 common shares issued and outstanding. Of those common shares, 54,396,401 common shares were registered to Canadian residents (230 shareholders), 857,954 common shares were registered to residents of the United States (507 shareholders) and 918,942 common shares were registered to residents of other foreign countries (34 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2005 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2005, we entered into the following transactions with related parties:

1.

Paid or accrued consulting fees totalling $170,880 (2004 - $111,757) to a company controlled by a director of our company, $84,407 (2004 - $40,360) to a company controlled by an officer of our company and $102,076 (2004 - $82,335) to an officer of our company respectively.

2.	Paid or accrued office rental and administration totalling $78,388 (2004 - $43,462) to a company controlled by a director of our company.
ITEM 8	Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

-	Report of Independent Registered Public Accounting Firm dated March 27, 2006, except as to notes 1, 12 (e) and (f) which are as of June 5, 2006.
-	Consolidated balance sheets for the fiscal years ended December 31, 2005 and 2004.

-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2005, 2004 and 2003.
-	Consolidated statements of cash flows for the fiscal years ended December 31, 2005, 2004 and 2003.
-	Notes to consolidated financial statements

The audited financial statements as at December 31, 2005 and 2004, and for each of the years ended December 31, 2005, 2004 and 2003 can be found under Item 17 "Financial Statements".

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

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our company's financial statements since the financial year ended December 31, 2005.

ITEM 9	The Offer and Listing
A.	Offer and Listing Details

Price History

On June 18, 1980, our common shares were listed on the TSX Venture Exchange (formerly known as the CDNX, and the Vancouver Stock Exchange). Our common shares trade on the TSX Venture Exchange under the symbol "GPR", and we are classified by the TSX Venture Exchange as a Tier 1 company.

On October 2, 2003, our common share capital was consolidated on the basis of one new common share for each ten old common shares.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2001	$0.23	$0.04

December 31, 2002	$0.14	$0.03
December 31, 2003*	$0.60	$0.01
December 31, 2004	$0.77	$0.33
December 31, 2005	$1.17	$0.36

* Our common shares were consolidated on October 2, 2003 on the basis of one new common share for each ten old common shares. Figures for previous periods have not been restated.

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2004	$0.77	$0.44
June 30, 2004	$0.72	$0.40
September 30, 2004	$0.47	$0.33
December 31, 2004	$0.45	$0.35
March 31, 2005	$0.55	$0.36
June 30, 2005	$0.53	$0.41
September 30, 2005	$0.65	$0.46
December 31, 2005	$1.17	$0.53
March 31, 2006	$1.90	$0.80

The high and low market prices for our common shares for each of the most recent six months, from September, 2005 through March, 2006 were as follows:

Month Ended	High	Low
December 31, 2005	$1.17	$0.66
January 31, 2006	$1.19	$0.80
February 28, 2006	$1.18	$0.93
March 31, 2006	$1.90	$1.09

April 30, 2006	$2.40	$1.77
May 31, 2006	$2.40	$2.40

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the TSX Venture Exchange under the symbol "GPR" and our CUSIP number is 39115T 106.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information
A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004.

C.	Material Contracts

Our material contracts entered into up to the date of filing our Registration Statement on Form 20-F are incorporated by reference from our Registration Statement on Form 20-F, which was filed on August 10, 2004.

Since the date of filing our Registration Statement on Form 20-F, we have entered into the following additional material contracts:

On January 4, 2005, we signed a letter of intent with Minera Acero del Fuego, S.A. de C.V. for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The project consists of two concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. Terms of the agreement call for our company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares (100,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

On June 30, 2005, we entered into an agreement with Compañia Minera de Canelas y Topia S.A. de C.V (the “vendor”) to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. We exercised our option to acquire the mine, which includes a 200 tonne per day mill and complete mining infrastructure, after a 7,436 metre surface diamond drilling program completed by our company in 2004-05 indicated that the property had significant potential to host additional resources.

Upon signing the agreement for the Topia Silver-Lead-Zinc Mine, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% Net Smelter Return royalty. We have the option of paying out the debt in full at any time.

On October 25, 2005, we signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The three principal mines in the Company’s acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. The total purchase price is US$7,250,000 which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At December 31, 2005, we had paid US$3,650,000 of the total purchase price to the vendor.

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

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the "CRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

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
(b)	persons with whom the non-resident holder did not deal at arm's length; or
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

As at the date of this annual report, we have four wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) New Age Investments Inc.; (iii) Metalicos de Durango, S.A. de C.V.; and (iv) Minera de Villa Seca, S.A. de C.V.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

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

At December 31, 2005, the Company has not entered into any derivatives or other financial instruments to mitigate the risk of foreign currency fluctuations.

ITEM 12	Description of Securities Other Than Equity Securities
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2005. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's chief executive and chief financial officers. Based upon that evaluation, our chief executive and chief financial officers concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report.

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

Our board of directors has determined that one member of our company's audit committee, Mr. Kaare G. Foy, possesses the educational and professional qualifications as well as the experience to qualify as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. The disclosure regarding Mr. Foy in Item 6A is hereby incorporated by reference. However, Mr. Foy is not "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. In addition, we believe that the other members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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
Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2005. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the year ended December 31, 2005 were $80,000 compared to $29,500 for the year ended December 31, 2004.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $nil for the year ended December 31, 2005 compared to $590 for the year ended December 31, 2004.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $3,175 for the year ended December 31, 2005 compared to $2,930 for the year ended December 31, 2004.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $18,200 for the year ended December 31, 2005 compared to $21,000 for the year ended December 31, 2004.

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17	Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 3, 2006, except as to notes 1, 12 (e) and (f) which are as of June 5, 2006.
-	Consolidated balance sheets for the fiscal years ended December 31, 2005 and 2004.
-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2005, 2004 and 2003.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2005, 2004 and 2003 .
-	Notes to consolidated financial statements