Form 20-F
period 2006-12-31
Great Panther Resources LTD
filed 2007-05-11
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

There were 69,797,348 common shares, without par value, issued and outstanding as of December 31,
2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. [   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[X] YES [   ] NO

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
[X] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):

Large accelerated filer [   ]        Accelerated filer [X ]        Non-accelerated filer [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
[   ] YES [X] NO

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

Feasibility Study: A detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

felsic: Applied to an igneous rock having abundant light-colored materials.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth's crust.

Indicated Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. i

Inferred Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.ii

Measured Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves, a Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

ore: That part of a mineral deposit which could be economically and legally extracted.

Probable Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a proven mineral reserve, is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

CONVERSION TABLE

From	To	Multiply By

Cubic metres	Cubic feet	35.494
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1           Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Name	Position	Business Address
Robert A. Archer	President & CEO	Vancouver, BC
Kaare G. Foy	Executive Chairman & CFO	Vancouver, BC
Malcolm A. Burne	Director	London, UK
John T. Kopcheff	Director	Perth, Australia
A. Michael Turko	Director	Vancouver, BC
Francisco Ramos Sanchez	Vice President, Operations	Queretaro, QT
Robert F. Brown	Vice President, Exploration	Vancouver, BC
Wendy M. Ratcliffe	Corporate Secretary	Vancouver, BC
Ming Jang	Financial Controller	Vancouver, BC
Javier Ramirez Vargas	Mine General Manager	Topia, DGO
Jesus Rico Aguilera	Mine General Manager	Guanajuato, GTO

B. Advisers

Name	Position	Business Address
Michael Sikula	Legal Adviser	West Vancouver, BC
Enrique Del Bosque	Legal Adviser	Mexico City, Mexico

C. Auditors

Name	Position	Business Address
KPMG LLP	Auditors	Vancouver, BC

ITEM 2           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our Company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2006. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below as at December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, is derived from our audited financial statements which are included in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars, unless otherwise stated.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2006	2005	2004(1)	2003	2002
Sales or Operating Revenue	7,069,442	-	-	-	-
Cost of Sales	7,119,047	-	-	-	-
Director, management and other fees	1,098,350	270,576	321,643	81,000	97,393
General & Administrative and mineral property exploration expenses	11,940,780	4,585,650	2,610,190	191,151	173,935
Amortization, asset write-down and depletion of mineral properties, plant and equipment	1,421,769	416,213	2,719	1,970	409,667
Income (Loss) From Operations	(14,510,504)	(4,868,805)	(2,934,522)	(274,121)	(680,995)
Loss for the period	(15,084,437)	(5,231,685)	(2,893,657)	(273,738)	(680,906)
(Loss) per Common Share – basic and diluted	(0.25)	(0.22)	(0.22)	(0.16)	(0.49)
Total Assets	32,132,259	19,218,970	3,788,331	1,001,244	34,099
Net Assets	28,549,831	13,382,428	3,160,218	703,813	(291,428)
Capital Stock	46,393,145	21,536,440	7,068,595	2,089,939	1,152,233
Number of Common Shares (adjusted to reflect consolidation of common shares)	69,797,348	47,349,431	15,818,677	4,213,132	1,442,698
Long-Term Debt	1,628,887	746,127	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2006	2005	2004	2003	2002	2001
Sales or Operating Revenue	7,069,442	-	-	-	-	-
Cost of Sales	7,119,047	-	-	-	-	-
Director, management and other	1,098,350	270,576	321,643	81,000	97,393	91,000
fees
General & Administrative and mineral property exploration expenses	11,940,780	4,585,650	2,610,190	191,151	173,935	192,285
Amortization, asset write-down and depletion of mineral property, plant and equipment	1,421,769	416,213	2,719	1,970	409,667	38,645
Income (Loss) From Operations	(14,510,504)	(4,868,805)	(2,934,552)	(274,121)	(680,995)	(321,930)
Loss for the period	(14,934,638)	(5,231,685)	(2,893,657)	(273,738)	(680,906)	(320,339)
(Loss) per Common Share – basic and diluted	(0.25)	(0.22)	(0.22)	(0.16)	(0.49)	(0.05)
Total Assets	32,132,259	19,219,795	3,789,696	1,014,974	39,254	507,442
Net Assets	27,693,630	13,383,253	3,161,583	717,543	(286,273)	283,478
Capital Stock	52,604,350	27,747,645	13,279,800	8,301,144	7,363,438	7,083,261
Number of Common Shares (adjusted to reflect consolidation of common shares)	69,797,348	47,349,431	15,818,677	4,213,132	1,442,698	1,104,698
Long-Term Debt	2,485,088	746,127	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-	-

Disclosure of Exchange Rate History

On April 18, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.1712.

For the past five fiscal years ended December 31, 2006 and for the period between December 1, 2006 and March 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High
December 31, 2002	$1.5704	not applicable
December 31, 2003	$1.4015	not applicable
December 31, 2004	$1.3015	not applicable
December 31, 2005	$1.2116	not applicable
December 31, 2006	$1.1341	not applicable
December 31, 2006	not applicable	$1.1415 / $1.1652
January 31, 2007	not applicable	$1.1750 / $1.1845
February 28, 2007	not applicable	$1.1586 / $1.1852
March 31, 2007	not applicable	$1.153 / $1.181

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

Risks Associated with Mining

As our properties are in exploration, development and mining stages there is no assurance as to the full extent that we will be establishing commercial discoveries on our properties.

Despite a 48-year history of continuous production at the Topia Mine, extensive exploration work on our mineral claims and current commercially profitable operations there, the full extent of the ore bodies has yet to be established in accordance with Canadian NI 43-101.

Similarly, at the Guanjuato Mine Complex, with its estimates of historic production ranging from 700 million ounces to 1.5 billion ounces of silver and 4 to 7 million ounces of gold since 1548, with extensive exploration work done to date, with current physical mining and with the production of increasing quantities of silver and gold concentrates, it is nevertheless too early to determine the full extent of the ore bodies in accordance with Canadian NI 43-101.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Mining and exploration activities are also subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our Company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of our Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of our mining activities and may be fined if convicted of an offence under such legislation.

Mining and mineral exploration has substantial operational risks, which could prevent us from achieving profitable operations.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have an interest will be subject to all of the hazards and risks normally incidental to exploration, development and production of base, precious and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The nature of these risks is such that liabilities could exceed policy limits of our insurance coverage, in which case we could incur significant costs that could prevent us from becoming profitable. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially viable ore body which can be legally and economically exploited.

Our projects are located in Mexico where mining and exploration activities may be affected in varying degrees by political and government regulations, which could have a negative impact on our ability to continue our operations.

Mining and exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Our operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for us to obtain any required financing for our projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, we may not be able to continue our operations in that country. We do not carry political risk insurance.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time-to-time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on our Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.

While we maintain appropriate insurance for liability and property damage, we may become subject to liability for hazards that cannot be insured against, which if such liabilities arise, could reduce or eliminate profitability for our Company.

Our operations may involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and it is anticipated that we will maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or which we may elect not to insure ourselves against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of us resulting in a decline in the value of our securities. In the course of mining and exploration of our mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

There can be no assurance that title to any property interest acquired by us or our subsidiary is secured.

Although we have taken reasonable precaution to ensure that legal title to our properties is properly documented, there can be no assurance that our Company's, or our subsidiaries’, property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only recently begun mining and further development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities since 2004, have consisted primarily of locating and acquiring the interest in the properties that we currently hold. In the first part of 2006, we commenced production at the Topia Mine and limited production at the Guanajuato Mine Complex, and only increased production at both locations in the second half of 2006. For the year ended 2006, we generated $7,069,442 in revenue compared to $0 for the twelve month period ending December 31, 2005. Although we have prepared internal mining plans and cash flow analyses for the Topia Mine and Guanajuato Mine Complex, we have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain a sufficient amount of recoverable reserves. We recognize that if we are unable to generate significant revenues from our mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

The fact that we have only recently generated significant revenues for one year raises some doubt about our ability to continue as a going concern.

We have generated revenues for one year since beginning our mining and exploration activities in Mexico. We may continue to incur greater operating expenses than revenues until all our mining properties are sufficiently developed to sustain commercial production and as a result, we may need to undertake further financing. There can be no assurance that we will be able to successfully mine, develop and explore our mining properties or that viable reserves exist on our properties for extraction. If we are unable to generate sufficient cash inflow to support our business activities during the fiscal year ending December 31, 2007, we may be forced to delay, scale back, or eliminate our mining and exploration activities.

Because we have only recently begun to earn revenue from our business, we may need to raise additional funds for the further exploration and development of our mining claims and to respond to unanticipated requirements or expenses. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if it is required. The most likely source of future funds presently available to our Company is through the sale of equity capital. All of these circumstances raise some doubt about its ability to continue as a going concern. The report of the independent registered public accounting firm on our 2006 annual financial statements includes an additional explanatory paragraph that states that conditions or events exist, which raise some doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our properties are in the production, development and exploration stages; however, they have not all been proven commercially viable at this time and there is no assurance that commercially viable quantities of ore will continue to be discovered.

Our mineral properties are in the early production, development, and/or exploration stages and are not all commercially viable at this time. Despite extensive exploration work on our mineral properties and a long history of continuous production at both the Topia and Guanajuato mines, no known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101 on any of the mineral properties. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at our exploration sites, or that our exploration properties will be brought into commercial production. If we are not able to continue to locate sufficient quantities of commercially viable ore and bring our exploration properties into commercial production, we may not be able to continue operations and, as a result, our shareholders may lose any investment in our Company.

There is substantial risk that no commercially exploitable minerals will be found at our exploration properties and our business may fail.

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

Not all of our directors and officers have direct training or experience in metals exploration or mining and as a result, they may not be fully aware of any of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm. As a result, we may have to suspend or cease operations which would result in the loss of your investment.

Risks Associated with our Business

We have limited financial resources and there can be no assurance that we will be able to obtain adequate financing in the future. Failure to obtain such financing may result in a delay or indefinite postponement of further exploration, development and mining of our projects.

We have limited financial resources and we have no assurances that additional funding will be available to be used for working capital, to further develop the Company’s mines and exploration properties, to fulfil certain contractual obligations and to fund corporate overhead costs. Although we have been successful in the past in obtaining financing through the sale of equity securities and, recently, through the sale of minerals, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable, or that our sale of minerals will generate sufficient revenues. Failure to obtain such additional financing could result in a delay or indefinite postponement of mining activities, exploration and development of our projects and the possibility of loss of such properties.

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

Variations in the market prices of metals may affect our ability to raise funding to continue exploration, development and mining of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

Factors beyond our control may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over the last two years, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may affect our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

We are dependant on the services of certain key officers, namely Robert Archer, Kaare Foy and Ing. Francisco Ramos Sanchez, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in Mexico, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert A. Archer, our President, CEO and a director, Kaare G. Foy, our Chairman of the Board, CFO and a director and Ing. Francisco Ramos Sanchez, our Vice President, Operations. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

Risks Relating to an Investment in our Securities

Trading in our common shares on the Toronto Stock Exchange (TSX) is limited and any sporadic trading may make it difficult for our shareholders to sell their shares or liquidate their investments.

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

We have granted, and in the future may grant, to directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options have been and may in future, be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are currently without a proven and reliable source of revenue and may be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs and mining operations, may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2006, there are also outstanding common share purchase warrants and options exercisable into 20,380,078 common shares which, if exercised, would represent approximately 23% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We may require significant additional funding to meet our business objectives which includes expanding our current mining facilities and operations, further developing our existing exploration properties and acquiring additional mineral properties. We may not be able to obtain additional financing on reasonable terms, or at all, depending on market conditions and the market sentiment towards the Company. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically reduce mining and exploration activities, and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity as there is no limit to the number of authorized common shares. There are no other plans to obtain financing, if needed, other than through equity financing.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and continued in the Yukon Territory under the Business Corporations Act (Yukon), and then continued to British Columbia under the Business Corporations Act (British Columbia) on July 9, 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2007 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

We have offices located at Suites 350 and 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Our telephone number is 604-608-1766, and our facsimile number is 604-608-1744.

Our Company is currently a reporting issuer under the securities laws of British Columbia, Alberta and Ontario.

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

On February 11, 2004, we entered into an option agreement granting our Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying NSR and no work commitments. We made cash payments totaling US$20,000 during the year ended December 31, 2004, cash payments totalling US$20,000 during year ended December 31, 2005 and cash payments totaling US$30,000 during the year ended December 31, 2006. Subsequent to December 31, 2006, the Company paid an additional US$95,000 thus fulfilling all conditions of the option agreement.

On February 28, 2004, we entered into an option agreement granting our Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying NSR and no work commitments. We made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 during the 2005 fiscal year in accordance with the option agreement. The Company elected not to make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

On December 31, 2004, we entered into a letter of intent to acquire up to an 80% interest in certain mineral properties located in the Cerro Colorado Mining District of Pima County in southern Arizona. On February 4, 2005, we elected not to proceed with this proposed acquisition.

On June 13, 2005, we signed an option agreement to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. Terms of the agreement call for our Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares (100,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

In May 2005, we received title for an additional 2,184 hectares staked by us in the Guadalupe y Calvo Mining District of southwest Chihuahua State, Mexico, increasing the size of our San Antonio Project to 12,274.7 hectares.

On June 30, 2005, we entered into an agreement to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. Upon signing the agreement, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% NSR. We have the option of paying out the debt in full at any time. During 2006, a total of US$628,507 was paid in respect of the Topia Mine debt, being US$328,507 to La Cienega subsidiary of Peñoles and US$300,000 to the vendor, Cia Minera de Canelas y Topia S.A. de C.V (“Canelas”). As at December 31, 2006, a total of US$1,135,986 was owing by us on the Topia Mine, namely US$486,067 to La Cienega, and US$646,919 to Canelas.

On July 12, 2005 we incorporated Metalicos de Durango, S.A. de C.V. and on October 5, 2005 we incorporated Minera de Villa Seca, S.A. de C.V. These two operational subsidiaries of our Company are responsible for the day-to-day affairs and operations of the Topia Mine and Guanajuato Mine respectively.

On October 25, 2005, we signed a formal purchase agreement to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The total purchase price is US$7,250,000 which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At December 31, 2005, we had paid US$3,650,000 of the total purchase price to the vendor. At December 31, 2006, we had made the final payment for the Guanajuato Properties.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost.

On February 28, 2006, the TSX Venture Exchange elevated our classification from a Tier 2 company to a Tier 1 company.

On March 8, 2006, we purchased a 100% interest in the Arcoiris concession. The agreement required a cash payment of US$20,000 upon signing of the purchase agreement (paid) and additional staggered payments totalling US$280,000 (US$80,000 paid) over a three year period. The 100 hectare Arcoiris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

On May 24, 2006, we announced the purchase of 3.88 hectares of land adjacent to the plant at our Guanajuato Silver-Gold Mine Complex from Sociedad Cooperativa Minero Metalurgica Santa Fe de Guanajuato for a total of US $690,425. A payment of US$ 201,825 was made at the time of signing of the purchase agreement. The remaining US$488,600 was paid during the 5-month period that followed. On June 1, 2006 we closed a private placement offering (the "Offering"), with Jennings Capital Inc. (“Jennings”), as underwriter, of 5,000,000 units of the Company ("Units"), on an underwritten basis, at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Jennings elected to exercise the overallotment option to sell up to an additional 2,500,000 units at a price of $2.00 per unit for gross aggregate proceeds of $15,000,000.

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

Jennings was paid a commission of $958,750 and received broker warrants equal to 6.5% of the number of units issued under the Offering. Proceeds from the Offering have been and will continue to be used to accelerate the ongoing exploration and development activities on the Guanajuato and Topia Mines, for evaluation of potential acquisitions and for general corporate purposes.

On June 15, 2006, we held our annual and special general meeting, at which Kaare G. Foy, Robert A. Archer, Malcolm A. Burne, and John T. Kopcheff were elected as our directors, KPMG LLP, Chartered Accountants was elected auditor for the year, and our rolling 10% incentive stock option plan was approved by shareholders.

On June 23, 2006, we paid a cash instalment of US$50,000 and issued a second share allotment of 50,000 to its June 15, 2005 option agreement with Minera Aciero del Fuego S.A. de C.V. to purchase the Virimoa Property. The shares were subject to a holding period, which expired October 21, 2006.

On July 7, 2006, Great Panther appointed Mr. A. Michael Turko to its board of directors.

On September 11, 2006, we signed an option agreement to acquire a 100% interest in the Mapimi Project in eastern Durango State, Mexico. The project consists of 17 concessions comprising 3,508 hectares and hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. The property is bisected by paved highway approximately 100 kilometres from Peñoles' smelter at Torreon and as such, the infrastructure is considered excellent. Terms of the agreement call for the Company to make 6 staged cash payments and share issuances totalling US$3,000,000 (US$100,000 paid) and 500,000 shares, over a period of 4 years. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% of which, up to 2%, can be purchased for US$500,000.

On November 13, 2006, our common shares began trading on the TSX with the trading symbol “GPR”. Subsequently, we were de-listed from the TSX Venture Exchange.

On December 7, 2006, we signed a letter of intent with Altair Ventures Inc. whereby Altair has the option to earn 70% interest in our San Antonio property. The terms of the agreement stipulate that Altair will make three staged payments and share issuances to Great Panther totalling US$200,000 and 200,000 shares over a period of 3 years. Over the same period, Altair must spend a total of US$1,000,000 in exploration on the project. Great Panther will be the operator of the exploration program.

B.           Business Overview

We are an active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. Our current activities are focused on the mining of precious and base metals from our two wholly owned mines in Mexico. In addition, we are also involved in the acquisition, exploration and development of other properties in Mexico that have a potential for success, based upon the recommendation of our technical director and professional advisors, and the assessment of our board of directors.

We have the following property interests:

C.           Primary Mining Properties

Topia Mine

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

In December 2005, we commenced limited production at the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. In the second half of 2006, we commissioned our second ball mill increasing the plant’s production from 120 to 170 tonnes per day. We anticipate commissioning the plant’s third ball mill in 2007, which would increase the plant’s potential capacity to 300 tonnes per day.

More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. During the year, ongoing westward development of the mine continued to demonstrate high grades of silver-lead-zinc. In addition, new underground drilling and sampling has shown that the deeper portions of the Madre, La Dura, and Animas veins are also increasingly rich in gold. Although vein widths are narrow in this part of the district, the Company is continuing to use a resuing method of mining that significantly reduces dilution, such that the grades reported from sampling are very close to head grades reported at the plant. The increase in gold grades in some of these veins will obviously enhance the economics of their development, particularly as they have been found to be up to ten times the historical gold grades at Topia.

In order to increase production and maximize efficiencies in this area, Great Panther purchased a 100% interest in a strategic claim in March 2006 that is contiguous with the existing Topia Mine Property. The 100 hectare Arcoiris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company was developing on its own ground. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

Immediately behind the plant, a decline ramp from the main access adit (tunnel), Level 'A', has intersected the western edge of previous stoping on the Argentina vein. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of multiple parallel, thick and high grade silver-lead-zinc veins. A cross-cut from the ramp intersected the main vein wherein 3 channel samples returned grades of 2,060 to 2,640 g/t Ag and 29 to 36% combined Pb-Zn over 1.0 metre. The vein in the end of the westernmost stope is still approximately 1.0 metre wide and consists of quartz-barite with bands of galena and sphalerite (sampling in progress). The distance from here to the closest surface drill hole (A04-02 from Great Panther's 2004 program that returned grades of 708g/t Ag, 4.0% Pb and 4.2% Zn over 1.8 metres) is approximately 300 metres, part of which contains former reserve blocks of Peñoles (now classified as Historical Resources). This represents a large block of potential high grade resources and will be targeted by an underground drill program. Small scale production from the Argentina vein began in FY07-Q1 and will build as the veins are developed on multiple levels.

Production - Topia Mine

During the first quarter of the fiscal year, the Company reached a significant milestone in its transition to becoming a primary silver producer with the first shipment of concentrates from the Topia Mine in March 2006. Production increased throughout the year and the commissioning of a second ball mill raised the plant’s capacity from 120 to 170 tonnes per day (tpd). The Company anticipates a further increase in the plant’s throughput to 200 tpd by mid-2007 and to 300 tpd by early 2008.

For the year, throughput at the plant was 22,445 tonnes at a head grade of 340 g/t Ag, 0.66 g/t Au, 3.23% Pb and 3.93% Zn, or 25.3 oz/t Ag Eq. Average recoveries of 86.6% for Ag, 83.0% Au, 85.8% Pb and 84.7% Zn were realized which resulted in the production of 208,005 oz Ag, 406 oz Au, 1,381,637 lbs Pb and 1,636,139 lbs Zn for a silver equivalent production of 483,775 ounces.

A summary of production at Topia for 2006 is as follows:

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	TOTAL

Tonnes milled	3,699.7	4,592.2	6,948.3	7,204.8	22,445.0

Gold ounces	69.2	85.4	106.4	145.0	406.0
Silver ounces	40,138.3	52,859.1	49,085.8	65,921.6	208,004.8
Lead tonnes	121.3	145.2	153.0	208.5	628.0
Zinc tonnes	130.8	166.4	201.8	244.8	743.8

Silver equivalent ounces (Ag eq)	90,381	115,672	121,166	156,556	483,775

In addition to the material processed for the Company’s account, an additional 5,912 tonnes were processed for various local miners. This custom milling uses up some of the excess plant capacity, helping to lower overall costs and increase efficiencies.

Production costs at Topia were reduced throughout the year and have continued to decline in 2007. Production costs were CDN$3,715,363 for FY06. The Company also incurred costs with the direct purchase of minerals from various independent miners.

Guanajuato Mine Complex

The Guanajuato Silver-Gold Mine Complex in Guanajuato, Mexico consists of three principal mines, the Valenciana, Cata and Rayas. These mines occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato Mine District. Silver was discovered in the area in 1548 with estimates of historical production ranging from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Limited drilling was completed on the property in the 1980's and 1990's which indicated that silver-gold mineralization continues to depth under the existing workings. Based upon this work, a "reserve" and "resource" estimation, representing a possibility of 4.7 million ounces of silver and 38,000 ounces of gold was completed in 2000. This resource and reserve estimate is considered to be part of the global resource of 2,750,000 tonnes grading 1.56 g/t Au and 176 g/t Ag, established by the previous owners of the property. Neither of these disclosures follows the requirements for reserves and resources outlined in NI 43-101 and both are regarded as historical in nature.

Mining at Guanajuato has been conducted since the year 1600, initially by the Spaniards but since 1939 by a mining cooperative. Production by the latter, from whom the Company bought the property, had dwindled to about 200 tonnes per day by 2005, despite the plant capacity of 1,200 tonnes per day. It stopped completely in August of that year and Great Panther took possession of the mine in December 2005.

Mining is currently being conducted in the San Vicente North and Guanajuatito areas, both of which are accessible by ramps. San Vicente North is adjacent to the southeast side of the old Animas Mine, where surface drilling by Great Panther in 2006 intersected zones of previously unknown high grade silver-gold mineralization. Similarly, mining at Guanajuatito is pursuing a zone of high grade mineralization intersected by the Company’s surface drilling in late 2005. As such, both of these areas are expected to play a significant role in the near term production plans of the Company. Furthermore, that this mineralization is located near surface underscores the probability that the upper levels of the Guanajuato Mine Complex have not been mined out.

In May 2006, the Company purchased an additional 3.88 hectares of real estate adjacent to the plant at the Guanajuato Silver-Gold Mine Complex in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby. Great Panther already owns the land occupied by the plant and administration facilities and the Company has now received clear title to the new property.

From Q4 2005 to year-end 2006, the surface diamond drilling program at Guanajuato totaled 6,753 metres in 34 holes and was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

Production - Guanajuato Mine Complex

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 on easily accessible low grade stockwork zones. The development of high grade zones did not proceed as quickly as originally anticipated however, and only in Q1 2007 did these reach the point where they were contributing to production. As such, the average head grades at Guanajuato remained low for 2006. With increasing production from the higher grade zones in 2007, the average grade for the mine has improved.

The plant at Guanajuato contains three ball mills, each of which has a nominal rating of 400 tpd. The Company initiated production with one ball mill and brought a second on stream in November 2006 such that the plant was running at an average of 700 tpd by year-end. It is anticipated that the third ball mill will be commissioned in mid-2007, effectively raising plant capacity to 1,200 tpd, although this rate will also depend upon the level of mine production. The aforementioned delays in the feed of higher grade ore from the mine meant that the plant did not operate to its full capacity during 2006. Total throughput for the period of operation in 2006 amounted to 86,111 tonnes at an average grade of 58 g/t Ag and 0.55 g/t Au, or 2.7 oz/t of silver equivalent (Ag Eq) for Ag Eq production of 155,085 ounces.

A summary of production at Guanajuato for 2006 is as follows:

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	TOTAL
Tonnes milled	-	10,072.0	36,106.3	39,932.0	86,110.6
Gold ounces	-	180.6	387.4	419.7	987.7
Silver ounces	-	13,735.3	39,245.9	52,498.8	105,480.0
Silver equivalent ounces (Ag eq)	-	22,986	58,616	73,484	155,085

At Guanajuato, total production costs for FY06 totalled CDN$3,403,684. The Company anticipates 2007 production costs at Guanajuato to be lower with the achievement of higher grades.

D.           Primary Exploration Properties

Mapimi Project

The Mapimi Project (formerly Km66) is an advanced stage exploration project that hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. If continued work proves successful, it could be developed quickly with the goal of defining a new resource amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. The property consists of 17 concessions in northeast Durango State and is bisected by a paved highway approximately 100 kilometres from Peñoles' smelter at Torreon, so infrastructure is considered excellent.

On September 11, 2006, the Company signed an Option Agreement for the right to earn a 100% interest in the 3,508 hectare property, subject to a 3% Net Smelter Return (“NSR”). Terms of the agreement call for the Company to make staged cash payments of US$3,000,000 and share issuances totalling 500,000 shares, over a period of 4 years. If the option is exercised, the Company can purchase up to 2% of the NSR, for US$500,000 per 0.5% .

On September 28, 2006, the Company filed a NI 43-101 compliant resource estimate for the property prepared by Wardrop Engineering (“Wardrop”) of Vancouver, B.C., which is available for viewing on the

Company’s website at www.greatpanther.com or under the Company’s profile at www.sedar.com. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

The resource estimate was based upon a comprehensive exploration program completed on the property by Coeur d'Alene Mines during 1997 and 1998, wherein they drilled 81 reverse circulation holes (7,515 metres & 3,614 samples) and 22 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples. Coeur d'Alene returned the property to the vendor in 1998 due to depressed mineral prices prevailing at that time. The resource includes 2,643,600 tonnes of oxide material at a grade of 51 g/t Ag, 0.11 g/t Au, 0.73% Pb and 0.98% Zn for a silver equivalent grade of 113 g/t and 2,326,200 tonnes of sulphide mineralization at a grade of 68 g/t Ag, 0.16 g/t Au, 0.90% Pb and 1.69% Zn for a silver equivalent grade of 169 g/t. As the grade of sulphide mineralization is 50% higher than the 40-60 metre-thick oxide zone, the Company expects the overall grade of the resource to increase over time as the deposit is extended to depth.

A first phase exploration program is underway and consists of detailed geological mapping and re-sampling of outcrops, adits and trenches; an airborne geophysical survey and ground induced polarization geophysical survey; and a 5,000 metre core drilling program, which commenced in December 2006.

San Antonio Project

The exploration and exploitation concessions comprising the San Antonio project cover an area of 12,274.7 hectares, and are located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162 kilometres south-southwest of the city of Hidalgo de Parral, Chihuahua, and 265 kilometres southwest of the city of Chihuahua.

Multiple targets have been identified by Great Panther at San Antonio within a variety of geological settings, including gold-copper veins, breccias and stockworks, as well as silver-lead-zinc veins. A total of 20 separate mineralized structures have been identified to date. Underground sampling by the Company in 2004 along the Santo Nino Zone returned an average grade of 7.75 g/t gold over an average width of 3.03 metres along a 25 metre strike length. Great Panther previously had an option to acquire a 100% interest in the Santo Niño concession and, subsequent to year-end has exercised that right and is in the process of transferring the title. The Company now owns a 100% undivided interest in the entire San Antonio package. (During the year, the Company elected to discontinue exploration of the San Taco property, which previously formed part of the project).

On December 7, 2006, the Company signed a Letter of Intent with Altair Ventures Incorporated by which Altair was granted an option to earn a 70% interest in the San Antonio property. Pursuant to the Letter of Intent, Altair may exercise the option by making staged cash payments of US$200,000, (of which $20,000 has been received by the Company since December 31, 2006), issuing 200,000 Altair common shares to the Company and incurring a minimum US$1 million of exploration expenditures over a three-year period.

Virimoa Project

The two Virimoa concessions are located in the Topia Mining District of Durango, Mexico. The project consists of two mining concessions comprising 148 hectares and hosts a zone of intense alteration,

exposed for more than 350 metres. The Virimoa property is situated in the heart of the Sierra Madre Mineral Belt and is centrally located between several significant deposits. It lies approximately 17 kilometres southwest of the Company’s Topia Silver-Lead-Zinc Mine, which can be used for logistical support, and was identified as a result of Great Panther’s ongoing regional evaluation around the mine. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, Mexico’s largest gold mine, currently in production and owned by Compañía Minera Peñoles.

In March 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration comprising detailed and extensive channel sampling and mapping focused on an exposure of intense iron oxide alteration. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which was conducted in April, 2005. The diamond drill program outlined the presence of multiple zones of gold-silver-copper-zinc mineralization across a width of more than 250 metres.

On June 13, 2005, the Company signed an Option Agreement to purchase a 100% interest in the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. Terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 shares, over a period of three years. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1 million.

There was no work conducted on the Virimoa Project in 2006 as the Company focused its efforts on getting its two mines into production.

E.           Revenues

The Company recognizes revenue from the sale of concentrates based on the market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date of delivery. Revenue is recorded gross of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates are subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

For the year ended December 31, 2006, we earned $7,069,442 in revenue from our Topia and Guanajuato mining operations. Prior years’ revenues were nil.

Market Prices of Gold

The market prices of gold, silver and other precious metals have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of minerals. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Seasonality of our Business

Our business is not expected to be seasonal and our mining and milling operations will be carried out year round.

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

Concessionaires for both exploration and exploitation must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file each May, proof of the work performed. Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the Concessionaire of any such default, granting the Concessionaire a specified time frame in which to remedy the default.

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

F.           Organizational Structure

As at the date of this annual report, we have five wholly-owned subsidiaries. They are:

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

5.	Minera Exploraciones el Rosario, S.A. de C.V., a company incorporated subsequent to December 31, 2006 is responsible for the exploration and further development of the Company’s mineral properties.

G.           Property, Plant and Equipment

We rent executive and administrative office space located at Suite 350 and Suite 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $9,688 per month.

Our Mexican subsidiary, Minera Mexican el Rosario, S.A. de C.V. (“MMR”), rents office space at Camino del Amanecer 409, Los Remedios, Durango, DGO, Mexico, for the sum of $7,280 Mexican Pesos (approximately $918) per month.

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

At present, our activities are focused on the mining, exploration, development and acquisition of precious and base metal properties located in Mexico.

Our Mineral Properties/Projects

1. Topia Mine

a. Acquisition

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

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return. After the debt is repaid, there is no further NSR.

Other than discussed above, there are no other Net Smelter Return royalties, or other royalties payable, and there are no work commitments.

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totalling US$280,000 (US$80,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

b. Location and Accessibility

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

The Topia and the Topia 2 groups are located in the municipality of Topia in the west central part of Durango State, Mexico; the Las Papas group is about 10 kilometres northeast of the town of Topia; and the Jarillal group is near the town of Torance about six kilometres east of Topia. Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Topia, a distance of approximately 150 km. Total driving time from Durango City is about 8 hours. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour.

The property is located within the Sierra Madre Occidental Mountain Range. The terrain is quite steep and rugged with elevations ranging from approximately 600m in the river valleys in the western portion of the property rising to nearly 2,000m in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50cm of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year-round basis. Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra.

c. Mineralization

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

The Victoria portal is one exception to this, whereby it was designed to be the focal point of the operation for veins east of the Victoria Fault. The Victoria portal is located at the 1,450 metre elevation well below most of the productive stopes. This adit crosses through the Victoria fault within a few hundred metres of its mouth and then extends 1,700 metres to the north intersecting the Oliva, Madre, Cantanranas and Argentina veins, all on the eastern side of the Victoria fault. It is at an elevation well below the mill requiring production ore to be hauled up the steep, narrow dirt roads. The ore dump at the Victoria portal has been washed out and will require some major repairs before it can be used again. This level also drains many of the upper levels with about 10 litres per second of water flowing out the portal. In operating times this water was pumped up to the mill for use as process water.

(i) Veta Madre

The principle ore source at Topia has been the Veta Madre (“Mother Vein” or “Mother Lode”). This vein has been mined over a strike length of more than three kilometres. Early work was focussed primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1,522m elev.), the Tres Varones (1,580m elev.) and Don Benito (1,622m elev.) levels. Although longitudinal sections are available for most of the other veins, the long section of the Veta Madre best shows the lateral extent of the mineralization and mine workings at Topia.

One of the prospects for ore is between the Tres Varones and Cocinera levels of the Veta Madre. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level. However, these small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept. This intercept is west of a major dyke and about 200 metres west of any workings. There is also potential to the east where mineralization is thought to extend. However, there are no drill intercepts in this area. The Veta Madre is also unexplored in the area of the Victoria fault but the owner expressed concern that the vein was faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

(ii) Veta Cantanranas

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

(iii) Mina Argentina

The Argentina vein is located immediately north of the mill and has been exploited between sections 900 East and 1,600 East from six main levels. Vertically the stopes are located between 1,600 and 1,900 metres. Peñoles had postulated potential strike extensions to this vein and some drilling was done to test these theories. Four holes were drilled to the east from surface, in 1986 and in 1987.

The Argentina vein is the northern limit of surface exposure of Topia andesites as rhyolite outcrop is found making exploration of strike extensions difficult. There is potential for the Argentina vein to continue west of the Victoria fault similar to the Madre and Cantanranas veins.

(iv) Animas Vein

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

(v) Las Papas

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

Most of the exploration on the Topia property is by tunneling on veins found in either crosscuts or on surface. In the Peñoles era veins were both mapped and sampled, but in the last ten years little geological work seems to have been maintained. In total over 24 kilometres of horizontal tunnels exist on the various veins and connecting them.

d. Mineral Resource Estimation

On December 28, 2006, Wardrop Engineering (“Wardrop”) of Vancouver, B.C. delivered a NI43-101 compliant resource estimate for our Topia Silver-Lead-Zinc Mine. Wardrop used a US$60 Gross Metal Value (GMV) cut-off grade rather than silver equivalents due to the high value of base metals in the mineralization, reflecting current commodity prices. Silver equivalents can be calculated by dividing the GMV above by the silver price of US$11.56 used in the estimation. Doing this would yield a total Measured Resource of 1,185,219oz of Ag Equivalent, an Indicated Resource of 2,440,384oz of Ag equivalent, and an Inferred Resource of 1,418,900oz of Ag Equivalent. The following table indicates the amount of each of the four commodities represented by the Wardrop resource figures.

The Table below uses the terms “Measured Resources”, “Indicated Resources” and “Inferred Resources” We advise U.S. investors that while these terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in this category will ever be converted into reserves.

Payable Metal from Wardrop Resource:

Category	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag Eq grade (oz/t diluted)	Ag Eq ozs (total)
Measured Resources	848,584	1,518	5,858,988	5,319,835	22.14	1,185,219

Indicated Resources	1,695,588	3,083	12,135,379	11,315,905	21.90	2,440,384
Inferred Resources	1,022,111	1,582	6,921,932	6,451,895	19.79	1,418,900

In order to bring these resources into a reserve category, Wardrop will have to conduct a more detailed analysis of the costs at the Topia Mine and this will be carried out in 2007.

e. Exploration

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

Along the Animas vein, on Level 1550, underground channel sampling returned 1.62g/t Au, 338g/t Ag, 2.28% Pb, 1.53% Zn over 30 metres strike length, with an average width of 0.31m (average of 16 samples); and 1.4g/t Au, 429g/t Ag, 1.14% Pb, 6.23% Zn over 35 metres strike length, with an average width of 0.55m (average of 11 samples).iii

In 2006, mine development continued along the Dos Amigos Vein system. New sampling of this vein from the east end of the ramp has returned average grades of 924 g/t Ag, 21.78% Pb and 16.16% Zn along a 30 metre strike length. Although the vein has an average width of only 0.21 metres along this length, we are use a mining method called 'resuing' which reduces dilution and maximizes the grade of the material being recovered.

Along strike of this high grade mineralization and to the northeast, lie the old La Dura Mine workings that are part of the Company’s property. Recent sampling from the Dos Amigos Vein at the southwest end of La Dura has returned 475 g/t Ag, 1.01 g/t Au, 3.92% Pb and 5.09% Zn over a strike length of 89 metres and an average width of 0.36 metres. Slightly lower grade mineralization continues for another 108 metres to the northeast, returning average grades of 265 g/t Ag, 1.19 g/t Au, 0.62% Pb and 1.21% Zn over an average width of 0.52 metres.

There has been no underground development for approximately 200 metres between the southwest end of the La Dura Mine and the ramp mentioned above, so the potential to find more high grade mineralization is considered excellent. Collectively, the aforementioned results represent more than 750 metres of strike length along the Dos Amigos Vein and the mineralization is open to depth along this entire distance.

Continuing development on this vein system will include stations for an underground drill program, which will enable the Company to more easily and quickly determine the overall potential of the vein and to delineate a new resource that can be added to the mine plan.

During the year, ongoing westward development of veins continued to demonstrate high grades of silver-lead-zinc through underground sampling, with deeper portions of the Madre, La Dura, and Animas veins increasingly rich in gold with the westward development of the mine.

Systematic sampling on the deeper portions of the Animas vein conducted during the year demonstrated high grades of silver-lead-zinc and returned the following results (mine levels are named according to their elevation above mean sea level; therefore level 1380 is 50 metres below level 1430):

Level 1430: 1.47g/t Au, 186g/t Ag, 2.02% Pb, 4.43% Zn over 25 metres strike length with an average width of 0.19m (average of 5 channel samples).

Level 1420: 3.03g/t Au, 878g/t Ag, 3.19% Pb, 2.74% Zn over 38 metres strike length with an average width of 0.32m (average of 13 channel samples).

Level 1400: 5.08g/t Au, 679g/t Ag, 7.07% Pb, 6.32% Zn over 45 metres strike length with an average width of 0.42m (average of 16 channel samples).

Level 1390: 6.84g/t Au, 279g/t Ag, 2.17% Pb, 0.19% Zn over 15 metres strike length with an average width of 0.5m (average of 4 channel samples).

Level 1380: 5.92g/t Au, 304g/t Ag, 4.35% Pb, 12.72% Zn over 10 metres strike length with an average width of 0.45m (average of 3 channel samples).

The increase in gold grades in some of these veins will obviously enhance the economics of their development, particularly as historical gold grades at Topia have averaged less than 1.0g/t.

In addition, many of the sampled sections reported above represent the complete length of the current exposure, so the potential to extend the development of these veins is wide open. The deeper levels of the Animas vein are virtually untouched over a strike length of 1,000m and will be drill tested over the next six months.

Along the Animas vein, on Level 1550, underground channel sampling returned 1.62g/t Au, 338g/t Ag, 2.28% Pb, 1.53% Zn over 30 metres strike length, with an average width of 0.31m (average of 16 samples); and 1.4g/t Au, 429g/t Ag, 1.14% Pb, 6.23% Zn over 35 metres strike length, with an average width of 0.55m (average of 11 samples).

Along the La Dura vein, mine development on Level 1495, returned 4.96g/t Au, 242g/t Ag, 8.32% Pb and 2.42% Zn over 38 metres strike length with an average width of 0.49m (average grade of 16 samples). Exploration potential exists above Level 1495 for approximately 150 metres vertical as this part of the La Dura vein was not previously developed.

The deepest access level on the Madre vein is the 1420 Level where sampling returned average grades of 5.7g/t Au, 49g/t Ag, 0.17% Pb, 0.18% Zn over a horizontal length of 45 metres and an average width of 0.32m (average grade of 12 samples). Further sampling is being completed with the recent cleaning and safety inspection of this level.

Immediately behind the plant, a decline ramp from the main access adit, Level 'A', has intersected the western edge of previous stoping on the Argentina vein. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of multiple parallel, thick and high grade silver-lead-zinc veins. A cross-cut from the ramp intersected the main vein wherein 3 channel samples returned grades of 2,060-2,640 g/t Ag and 29-36% combined Pb-Zn over 1.0 metre. The vein in the end of the westernmost stope is still approximately 1.0 metre wide and consists of quartz-barite with bands of galena and sphalerite. The distance from here to the closest surface drill hole (A04-02 from Great Panther's 2004 program that returned grades of 708g/t Ag, 4.0% Pb and 4.2% Zn over 1.8 metres) is approximately 300 metres, part of which contains former reserve blocks of Peñoles (now classified as Historical Resources). This represents a large block of potential high grade resources and will be targeted by the underground drill program.

An underground diamond drilling program in the deeper portions of the La Dura vein also is continuing to demonstrate high grades of silver, gold, lead and zinc, up to 55.7 oz/t silver equivalent* (Ag Eq). In particular, gold grades up to 7.21g/t in the drilling are significantly higher than the historical average (less than 1.0g/t) for the Topia Mine.

Eleven principal mineralized vein structures have been defined on the Topia Mine property, of which development and exploitation is presently taking place on five, including La Dura. Surface and underground drilling over the course of 2007 will target nine of the eleven veins in an effort to expand the Topia Mine mineral resource and the number of veins being developed and exploited. The recent nine-hole, 637.3 metre underground drilling program at La Dura is part of the plan to test a 165 metre vertical interval (between the 1420 and 1585 levels) along a 600 metre strike length. These holes represent a 200m horizontal by 50m vertical portion of that block. To date, there has been no exploitation below the 1625 level in this part of the La Dura Mine. (Note: Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains).

Underground drill holes UT06-001 to 005 tested the La Dura vein and a series of splays and parallel veins within a zone complicated by cross faulting. One such vein in the hanging wall, called La Dura Alto, is the most consistent of these in terms of grade and continuity. Significant results from the first five holes include 0.6m @ 5.96g/t gold, 191g/t silver, 4.35% lead and 4.85% zinc (29.9 oz/t Ag Eq) in UT06-001; and 1.3m @ 3.03g/t gold, 194g/t silver, 3.51% lead and 11.4% zinc (41.0 oz/t Ag Eq) in UT06-004, both on the main La Dura vein.

Holes UT06-006 to 008 successfully located the La Dura vein, with continuing high grades, east of a major fault and 85 metres below previous workings. Significant results from these holes include 0.55m @ 2.88g/t gold, 609g/t silver, 5.84% lead and 11.1% zinc (55.7 oz/t Ag Eq) in UT06-006; and 1.05m @ 1.24g/t gold, 539g/t silver, 10.1% lead and 4.21% zinc (39.0 oz/t Ag Eq) in UT06-008 (farthest east). Drill hole UT06-009 was used as an engineering hole and as such was not oriented to intersecting veins.

Highlights of La Dura Underground Drilling:

Drill Hole	From (m)	To (m)	Width (m)	True width (m)	Vein	Au (g/t)	Ag (g/t)	Pb(%)	Zn (%)	Ag Eq.
UT06-001	0.00	0.60	0.60	0.50	La Dura	5.96	191	4.35	4.85	29.9
UT06-002	3.25	3.45	0.20	0.20	La Dura	5.53	422	4.25	4.30	35.3

	28.50	28.85	0.35	0.35	La Dura alto	0.77	396	10.10	0.80	25.7
UT06-003	36.60	37.00	0.40	0.30	La Dura alto	0.80	216	3.35	10.10	35.5
UT06-004	5.60	6.90	1.30	0.90	La Dura	3.03	194	3.51	11.40	41.0
UT06-005	3.00	3.50	0.50	0.50	La Dura	3.27	162	0.60	1.83	14.5
	26.60	26.70	0.10	0.10	La Dura alto	7.21	195	7.02	2.33	28.2
UT06-006	31.45	32.00	0.55	0.45	La Dura	2.88	609	5.84	11.10	55.7
UT06-007	23.00	23.65	0.65	0.65	La Dura	2.97	201	6.71	8.83	38.1
	104.55	105.60	1.05	0.50	La Dura	1.24	539	10.10	4.21	39.0

*Note: Silver Equivalents (Ag Eq) were calculated using prices of US$575/oz for Au, US$12.00/oz for Ag, US$0.60/lb for Pb and US$1.50/lb for Zn; and recoveries of 85%, 87%, 90% and 87%, respectively.

Production from the Argentina vein is anticipated to begin in the near future and will build as the veins are developed on multiple levels, allowing the Company to achieve its production targets next year.

With so many prospective areas under development, underground drilling will continue into 2007.

The drilling on the project was contracted to BDW International Drilling of Mexico, S.A. de C.V. Ongoing geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V.

2. Guanajuato Mine Complex

a. Acquisition

On October 25, 2005 we signed a formal purchase with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to purchase 100% of the ownership rights in a group of producing silver-gold mines in the Guanajuato Mining District. The total purchase price is US$7,250,000, which includes 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. In 2006, we paid the remaining balance of US$3,625,000.

On May 15, 2006, we announced the purchase of 3.88 hectares of real estate adjacent to the plant at our Guanajuato Silver-Gold Mine Complex. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006, for a total of US$690,425. A payment of US$201,825 was made at the time of the signing of the purchase agreement and the remaining balance of US$488,600 was paid in the second half of 2006. The Company has received clear title to the property. The decision to buy the extra land was taken in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby.

b. Location and Accessibility

The Guanajuato Mine Complex is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates 2327500N, 265500E). The Guanajuato Mine Complex consists of 1,107.28Ha, made up of 28 non-contiguous exploitation claims.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll free-ways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Santa Fe project are accessed from city streets.

The Guanajuatito ramp provides easy access to the mineralization throughout the Guanajuatito-Encarnación area where only a minor amount of mining has taken place in the past.

c. History

The Guanajuato Mining District was founded in 1548.

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

  1810-1868: Production stopped as the result of the War of Independence

  1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

  1868: The Valenciana mine was reopened by British investment capital.

  1936: Peñoles S.A. tested the Veta Madre with four diamond drill holes.

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

  2004: A Canadian company MexGold Resources (Gammon Lake Resources) purchased the near-by El Cubo mine.

Since discovery to 1990, total production from the Guanajuato Mining District was estimated to be approximately 35,000 tonnes silver (1.12 billion oz Ag) and 175 tonnes gold (5.63 million oz Au).

Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato has completed various drill programs since 1939. Most of the historic drill log and drill assay data exists at the mine but not in a readily accessible form. The last phase of drilling completed in 1992, was utilized for the estimation of the Cata mine resources in the 1992 Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato report.

d. Mineralization

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

e. Mineral Resource and Mineral Reserve Estimates

There are currently no reserve or resource estimates conforming to NI 43-101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. The most recent, noncompliant, resource estimate was made in 2000 by Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato with most of the resource located below the current water level in the mine.

f. Exploration

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

The Company concluded that the Veta Madre breccia forms the more appealing target as the drill holes show that it continues with excellent widths and grades below previous workings at the Guanajuatito ramp. The aforementioned intersections occurred at a vertical depth of 100 -120 metres below surface. The Veta Madre is known to extend more than 700 metres vertically (approximately 1,000 metres down dip) from surface. Mineralized “shoots” within the structure are often continuous to depth, which bodes well for these new intersections, as there has been no drilling or underground development below them. The Guanajuatito ramp provides easy access to this high grade mineralization and only a minor amount of mining has taken place in the past. The underground workings here will be re-sampled and surveyed as part of the Company's ongoing silver-gold resource evaluation.

An extensive underground sampling program continued through 2006 at Guanajuato. Preliminary sampling in the first quarter of 2006 has returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver-to-gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of old stopes in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here, and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. Consequently, it is presently unknown just how representative these grades may be from a mining standpoint.

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

In addition, initial surface rock sampling on the Promontorio claim, southeast of the Rayas Shaft, has identified a gold-rich zone of mineralization along more than 100 metres of the Veta Madre structure. Two channel samples across this zone returned 5.2 g/t Au over 3.2m and 7.6 g/t Au across 3.0m. A further 100 metres along strike to the southeast of the above, an exposure of silica breccia and a footwall shear were sampled over a 25 by 45 metre area, yielding anomalous to "ore-grade" (as defined by the current operators) gold and silver values. In the Promontorio area the Veta Madre and associated stockwork and shear zones form topographic dip slopes making for easy drill targets and are readily accessible for potential surface exploitation. Elsewhere in the mine complex, these mineralized stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used.

Initial evaluations of underground workings near the Promontorio Shaft, and approximately 150 metres vertically below these surface outcrops, indicated the presence of similar gold-dominated mineralization. Compilation of the underground data is ongoing, as will be the evaluation of the extent of former mining, and re-sampling of stopes and levels. There is more than 300 metres of strike length to the southeast of Promontorio that has apparently seen only limited exploration and underground development, such that the potential for previously unrecognized mineralization in this area is excellent. Overall, the property encompasses more than four kilometres of strike length on the Veta Madre structure, much of which has seen little to no exploration.

In June 2006, we commenced the first phase of our underground diamond drilling program, which is to comprise of a minimum of 3,000 metres in approximately 45 holes. The purpose of the drilling was to better define zones of silver-gold mineralization for production purposes and for the preparation of a NI43-101 compliant resource. The drilling focused mainly on San Vicente North.

In October 2006, we commenced a second phase of our diamond drilling program and completed extensive underground sampling at the limits of the silver-gold mineralization in the Guanajuatito Mine. The work to date in this northwest area of the Guanajuato Mine Complex has included the collection of more than 1,000 underground channel samples and is leading to a better understanding of the distribution of silver-gold mineralization. It has been observed that, while the Veta Madre quartz breccia is fairly consistent and is present in almost every hole, silver and gold grades vary somewhat, with higher grades tending to cluster in pockets with lower grade material in between, a typical feature of precious metal vein deposits. As such, even low grade intersections of vein material in drill holes spaced 50 metres apart are important as they indicate the continuity of the zone. Continued detailed sampling underground and/or follow-up drilling on a closer spacing will be needed to better define the actual grade of the zone.

Further underground development is already underway and this part of the mine is providing about 150 tonnes per day to the mill. Underground mapping and sampling is continuing in this area and the surface drilling is continuing in the Animas and Promontorio area in the Cata and Rayas shaft areas to the southeast. Results for these areas will be released in due course.

While all eight holes in the Animas drilling intersected silver-gold mineralization, the most significant results include 1.5 metres averaging 505g/t silver and 1.98g/t gold within 4.5 metres averaging 219g/t silver and 0.86g/t gold in GTT-06-020, and 2.1 metres of 658 g/t silver and 1.7 g/t gold in hole GTT-06-023. Mineralization in these holes, as well as that of hole GTT-06-21, is hosted within a portion of the Veta Madre structure that extends into the footwall shale. Approximately 125 metres further south from GTT-06-20 and 21, GTT-06-022 intersected 230g/t silver and 1.28g/t gold over 3.0 metres in a hanging wall stockwork. Fifty and seventy metres, respectively, deeper than hole 22, GTT-06-026 intersected 121g/t silver and 1.05g/t gold over 7.8 metres, and GTT-06-024 intersected 89g/t silver and 0.33 g/t gold over 9.0 metres. Both the intersections in GTT-06-024 and 026 as well as the narrower intersections in GTT-06-025 and 027 are within stockwork zones in hangingwall rocks.

In early 2006, we commenced a Phase II surface diamond drilling program designed to test three separate areas along a 4 kilometres of strike length along of the Veta Madre. The drill program was to follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as to test the Animas, and Garrapata areas which are farther along strike to the southeast. The 6,753 metres drilled in 34 holes was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries accentuate the previous lack of exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

In the Guanajuatito-Encarnación area, results of the diamond drilling program provided further definition of a new zone of silver-gold mineralization. Extensive underground sampling also confirmed the extension of the silver-gold mineralization. Both the drilling and sampling were part of a comprehensive, ongoing exploration program at Guanajuato to help better understand and delineate the silver-gold mineralization in area. A total of 3,205 metres was completed under and northwest of the Guanajuatito ramp, and in the adjacent Encarnación area along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine (now owned by Great Panther). The program was initially designed to surround the 2005 drilling that intersected 692 g/t silver and 5.17 g/t gold over 5.8 metres and 1,096 g/t silver and 4.15 g/t gold over 2.5 metres. A total of nineteen holes have now been drilled in this area at approximately 50 metre intervals, covering a strike length of 400 metres and a vertical extent of 100 to 150 metres.

The work in the northwest area of the Guanajuato Mine Complex has included the collection of more than 1,000 underground channel samples and is leading to a better understanding of the distribution of silver-gold mineralization. It has been observed that, while the Veta Madre quartz breccia is fairly consistent and is present in almost every hole, silver and gold grades vary somewhat, with higher grades tending to cluster in pockets with lower grade material in between, a typical feature of precious metal vein deposits. This is illustrated on the level plan maps on the Company’s website. As such, even low grade intersections of vein material in drill holes spaced 50 metres apart are important as they indicate the continuity of the zone. Continued detailed sampling underground and/or follow-up drilling on a closer spacing will be needed to better define the actual grade of the zone.

Significant results from the 2006 drilling include 2.87 metres of 651g/t silver and 3.16g/t gold in hole GTT-06-015, located approximately 50m vertically below GTT-05-005 (1,096 g/t silver and 4.15 g/t gold over 2.5 metres). Drill hole GTT-06-015 helps define a high grade zone of silver-gold mineralization below the Guanajuatito ramp in the section 2800N area. Drill hole GTT-06-014 intersected 9.5m of anomalous Veta Madre mineralization including 6.0 metres of 111g/t silver and 1.55g/t gold under the Guanajuatito level +45 (mining formerly took place above level +45). Drill hole GTT-06-010 intersected 6.0m of anomalous Veta Madre with 1.0 metre of 82g/t silver and 0.35g/t gold. GTT-06-010 is 40 metres vertically below the high grade GTT-05-004 (692 g/t silver and 5.17 g/t gold over 5.8 metres). Drill hole GTT-06-013 intersected 8.2m of anomalous Veta Madre, while GTT-06-019 intersected a broad zone of silica breccia with 1.0 metre of 77g/t silver and 0.59g/t gold. This hole is 60m northwest of former mining on the Encarnación sublevel 45.

As in the 2005 drilling, two styles of mineralization were noted in the 2006 holes: silver-gold mineralization in the Veta Madre itself and a zone of gold-arsenic-antimony stockwork mineralization in the hanging wall. Although only the Veta Madre style has returned grades of an economic level so far, the stockwork style often contains anomalous levels of gold and will be evaluated underground to better understand the distribution of the mineralization.

Highlights of Diamond Drilling:

Hole No.	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)
GTTO-05-004*	131.7	137.5	5.8	4.1	692	5.17
GTTO-05-005*	110.5	113.0	2.5	1.77	1,096	4.15
GTTO-05-006*	113.5	115.0	1.5	1.06	209	1.55
GTT-06-010	160.0	161.0	1.0	0.9	82	0.35
GTT-06-013	156.7	158.5	1.8	1.5	22	0.55
GTT-06-004	167.0	176.5	9.5	8.1	90	1.13
Includes	169.0	176.0	6.0	5.1	111	1.55
GTT-06-015	168.83	171.7	2.87	2.4	651	3.16
GTT-06-016	218.5	220.4	1.9	1.6	127	0.91
GTT-06-019	220.5	221.5	1.0	0.9	77	0.59

* designates results released Dec 1, 2005.

The continued drilling and sampling have helped us better define a zone of silver-gold mineralization (the Guanajuatito Zone) that appears to plunge off to the southwest. This zone is approximately 200 metres along strike and could extend for at least 400 metres down-plunge as it appears to join up with mineralization intersected in deep drilling from the 1980's. Structurally, this appears to be a new trend to mineralization in the mine complex and may be related to the contact between a dioritic intrusive that forms the hanging wall in the Guanajuatito area and the "Guanajuato Conglomerate" which is the hanging wall unit along strike to the southeast.

Plan maps for the Guanajuatito +45 level and Encarnación +15 level (all mine levels are referenced to the '0 metre' elevation at the access to the Rayas shaft) have been included on the Company’s website. Re-sampling of these levels (2450N - 2750N sections) returned some excellent values associated with the Veta Madre silica breccia. Mineralized intersections in GTT-06-013, 014 and 019 imply further potential in this area and have helped to define the western limits to the Encarnación Zone, which appears to follow the more common southeast plunge and is open to depth. Continued evaluation of this part of the mine will be conducted from underground as is will be more cost-efective than drilling from surface.

On the Guanajuatito +45 level, 31.6% of the samples assayed greater than 55 g/t silver equivalent (AgE) using US$525/oz gold and US$10.50/oz silver. These samples averaged 178 g/t AgE (143 g/t AgE using an 80% historic mill recovery rate). On the Encarnación +15 level, 57.1% of the samples assayed greater than 55 g/t silver equivalent (AgE) using the same prices. These samples averaged 231 g/t AgE (185 g/t

AgE using an 80% historic mill recovery rate). On both levels, the higher grade values cluster into distinct zones as seen on the level plans.

The Guanajuatito ramp provides easy access to the mineralization throughout the Guanajuatito-Encarnación area where only a minor amount of mining has taken place in the past. Further underground development is already underway and this part of the mine is providing about 150 tonnes per day to the mill. Underground mapping and sampling is continuing in this area and the surface drilling is continuing in the Animas and Promontorio area in the Cata and Rayas shaft areas to the southeast. Results for these areas will be released in due course.

The second portion of the 2006 drill program focused on testing a gap in historical production, known as the Animas area, between the Cata Mine and San Vicente North Ramp. It represents a section of the Veta Madre vein structure approximately 175 metres in strike length by 150 metres vertical, immediately below surface and accessible by ramp. As such, the newly defined mineralization presents an immediate target for stope development and mining.

While all eight holes in the Animas drilling intersected silver-gold mineralization, the most significant results include 1.5 metres averaging 505g/t silver and 1.98g/t gold within 4.5 metres averaging 219g/t silver and 0.86g/t gold in GTT-06-020, and 2.1 metres of 658 g/t silver and 1.7 g/t gold in hole GTT-06-023. Mineralization in these holes, as well as that of hole GTT-06-21, is hosted within a portion of the Veta Madre structure that extends into the footwall shale. Approximately 125 metres further south from GTT-06-20 and 21, GTT-06-022 intersected 230g/t silver and 1.28g/t gold over 3.0 metres in a hanging wall stockwork. Fifty and seventy metres, respectively, deeper than hole 22, GTT-06-026 intersected 121g/t silver and 1.05g/t gold over 7.8 metres, and GTT-06-024 intersected 89g/t silver and 0.33 g/t gold over 9.0 metres. Both intersections in GTT-06-024 and 026 as well as the narrower intersections in GTT-06-025 and 027 are within stockwork zones in hangingwall rocks. The latter two were the deepest of the eight holes and may represent a pinching of the zone at this point. Highlights of Diamond Drilling:

Hole No.	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)
GTT-06-020	33.0	37.5	4.5	4.5	219	0.86
Including	36.0	37.5	1.5	1.5	505	1.98
GTT-06-021	37.1	44.5	7.4	5.2	37	0.18
GTT-06-022	56.5	59.5	3.0	3.0	230	1.28
GTT-06-023	102.9	105.0	2.1	2.1	658	1.7
GTT-06-024	124.35	143.5	9.15	9.0	89	0.33
GTT-06-025	197.0	198.0	1.0	0.7	163	0.3
GTT-06-026	115.3	124.0	8.7	7.8	121	1.05
GTT-06-027	172.5	173.5	1.0	0.7	19	0.98

As there still remains a portion of the Animas area that is inaccessible for surface drilling, additional holes to test this gap are being completed in an underground drill program.

The styles of mineralization at Animas are somewhat different from the quartz breccia at Guanajuatito in the northwest end of the property. At Animas, gold-silver mineralization is hosted in quartz-carbonate stockwork zones in hanging wall conglomerate; in the Veta Madre silica breccia located along the contact between the hanging wall conglomerate and footwall shales; and in silica flooded (stockwork and breccia) footwall shale. These styles of mineralization are well displayed in the surface drilling and in underground workings in the various shallow levels of San Vicente North.

Mining is currently being conducted in the San Vicente North Ramp area, on levels 55, 75 and 100 adjacent to the southeast side of Animas, and access to the area is readily available by cross cutting and extending drifts northward from the ramp development. As such, this area is expected to play a significant role in the near term production plans of the Company. Furthermore, the fact that the Animas mineralization is located virtually from surface down to about the 170 metre level underscores the fact that the upper levels of the Guanajuato Mine Complex have not been mined out. The third portion of the 2006 drill program focused on an unexplored area along strike from the mine workings at the Promontorio shafts. The area represents a section of the Veta Madre vein structure approximately 150 metres in strike length by 150 metres vertical, immediately below surface and accessible by the San Vicente South Ramp. As such, the newly defined mineralization presents an immediate target for stope development and mining.

While all seven holes in the Promontorio drilling intersected silver-gold mineralization, the most significant results include 149g/t silver and 2.2g/t gold across 5.4 metres of the Veta Madre in hole GTT-06-031; and 141g/t Ag and 0.54g/t Au across 2.24 metres of the Veta Madre in GTT-06-034, located 40 metres northwest of hole 31. Another 120m northwest of GTT-06-034, near the Promontorio shaft, GTT-06-028 intersected 92g/t Ag and1.08g/t Au across 3.65 metres.

Parallel zones to the Veta Madre are also well developed, including a hanging wall silica stockwork developed in conglomerate. Apparently, this zone was partially exploited in the past as holes GTT-06-030 and 032 were unexpectedly lost in unrecorded stopes. However, the remaining hangingwall stockwork in GTT-06-032 assayed 43g/t Ag and 0.95g/t Au across 4.9 metres.

Of particular note is that a footwall stockwork is locally developed in the porphyritic diorite. This new zone has been traced for approximately 150m of strike length with notable intersections of 92g/t Ag and 0.53g/t Au across 4.3 metres in GTT06-028 and 197g/t Ag and 0.57g/t Au across 1.52 metres in GTT-06-034.

Hole No.	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)	Zone/Comments
GTT-06-028	69.75	73.4	3.65	3.65	31	1.08	Vetra Madre
	76.2	80.5	4.3	4.3	92	0.53	FW stkwk
GTT-06-029	64.7	71.5	6.8	4.8	44	0.78	HW stkwk
Includes	66.15	67.2	1.05	0.7	185	2.31
GTT-06-031	134.5	139.9	5.4	5.4	149	2.02	Vetra Madre
GTT-06-032	115.05	128.7	13.6	9.5	45	0.35	Upper HW stkwk
	155.95	162.05	6.1	4.9	43	0.95	HW stkwk
GTT-06-033	122.5	129.5	7.0	4.9	59	0.21	HW stkwk
	131.5	137.5	6.0	4.2	80	1.85	Vetra Madre
	146.5	148.5	2.0	1.4	123	0.44	FW stkwk
GTT-06-034	125.7	128.5	2.8	2.24	141	0.54	Vetra Madre

140.3	142.2	1.9	1.52	197	0.57	FW stkwk

Additional holes in the Promontorio area will be completed by the underground drill commencing in early 2007.

The styles of mineralization at Promontorio, as seen in the surface drilling and surface outcroppings, include silver-gold mineralization hosted in several quartz-carbonate stockwork zones in the hanging wall conglomerate; silica breccia in the Veta Madre located along the contact between the conglomerate and footwall diorite porphyry; and in silica flooded (stockwork and breccia) footwall diorite. Detailed geological mapping and rock sampling of underground workings in this part of the mine are ongoing.

In early 2006, preliminary returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver to gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

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

Significantly, the sampling came from 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres. Grades from the various stopes were comparable. Five of these stopes lie within 200 metres of the Valenciana shaft and there has been only limited development below this level to the bottom of the shaft, approximately 150 metres below. The sixth stope, number 1414, lies 400 metres southeast of the shaft and has been partially developed between the 285 and 320 metre levels. There has been no development above this for at least 100 metres and there does not appear to have been any work done below it at all, suggesting that the mineralization is totally open to depth. Longitudinal sections of the mine are available for viewing on the Company's website at www.greatpanther.com.

The Company is continuing to better determine the extent of this mineralization or to quantify any potential volumes. The most important issue in doing this is in evaluating the safety level of any procedure that could be implemented to extract this material from the historic workings. Any mining below these levels, however, would be in virgin rock and could be developed using modern techniques and safety standards.

With these grades, this material would not need to be processed at the on-site plant, but would be shipped directly to the smelter for processing, thereby decreasing the production costs and increasing the net value.

The Valenciana Mine has always been known for its high grades. Mineralization was first discovered here by the Spanish in 1768, and the ore was so rich that Valenciana quickly became the most productive silver mine in the world in the second half of the 18th century (Elizabeth Emma Ferry, Cultural Anthropology, 2002). Of the 3 operating shafts on Great Panther's property, Valenciana is the deepest, at 500 metres, and limited diamond drilling in the 1980's suggest that the mineralization continues below this for at least another 200 metres.

As underground development progresses throughout the mine complex, an underground diamond drilling program will be conducted as a continuation of the Phase II surface diamond drilling program. A 3,000 metre/45 hole program was to help better define zones of silver-gold mineralization for production purposes and for the preparation of a NI43-101 compliant resource.

Initially, drilling was focused on the San Vicente North (“SVN”) area, on the northwest side of the Rayas Shaft. This was followed by at least 500 metres in 6 holes in the Guanajuatito - Encarnación area in the northwest part of the mine property then 900 metres in 10 holes on the 275 metre level of the Rayas Shaft area.

At San Vicente North, 1,650 metres of drilling, in 28 holes, are currently planned to better define the silver-gold mineralization within a flexure in the Veta Madre Structural Zone in this area. The flexure is approximately 150 metres long and the mineralized silica breccia, along with silicified zones and stockworks in the hanging wall and footwall rocks, are approximately 40 metres thick. This presents a zone of significant size potential for bulk tonnage underground development. Although this area has been partially mined by the previous operator, much of it has only been cross-cut by tunnels, thereby providing easy and quick access for future development.

The SVN drilling will be conducted on the 55, 75, 100 and 120 metre levels and will primarily target a zone of stockwork mineralization in the hangingwall conglomerate that appears to average approximately 30 metres wide by 100 metres along strike and 90 metres down-dip. This zone has been defined through an extensive program of channel sampling and geological mapping of the SVN area initiated by Great Panther in 2005 (and is ongoing). The program is being conducted on 12 levels from the 0 to 190 metre levels of SVN in order to confirm and expand upon the previous operator's sampling, and establish a comprehensive geological / structural understanding of the Guanajuato Mine. This channel sampling has focused on cross-cutting tunnels, stope walls, and pillars, and samples were spaced to represent as best as possible the geological units, structures and mineralization.

Of the 1,921 channel samples taken to date in this area, 620 (32.3%) had silver equivalent (AgE) values greater than 74.6g/t AgE (2.4oz/t AgE). These 620 samples averaged 220g/t AgE (4.9oz/t AgE) with a range of 74.6g/t AgE (2.4oz/t AgE) to 6,376g/t AgE (205oz/t). Silver equivalent values were calculated by using a 50:1 silver to gold ratio. To place2 the above values in context, previous operational costs (to 2005) at Guanajuato were in the neighbourhood of $30US/tonne or approximately 110g/t AgE (3.53 oz/t AgE). A review of the detailed sampling and geological maps revealed that the higher values grouped into zones within the main silica breccia (Veta Madre) or within adjacent footwall and hangingwall stockworks (see schematic map on website). This is highly encouraging as it allows the Company to further define distinct zones by core drilling between the levels.

To the southeast of the flexure the Veta Madre mineralized zone has been extensively exploited over 5-10 metre widths. However, to the northwest of the flexure the Veta Madre is observed as being 5-10 metres wide in stopes on level 55 but is otherwise undeveloped and unexplored for approximately 200 metres horizontally and to the 190 level, 135 metres below.

Presently, stopes are being developed on the 55 level of SVN to exploit the mineralization outlined in the sampling and mapping program. As these levels are accessible by ramp from surface, development and mining costs will be reduced.

In addition to the SVN area, extensive underground sampling and geological mapping has taken place in the Guanajuatito-Encarnación area, where surface drilling is still underway, and in the Pozo de Niño area on the 275-280 levels of the Rayas Mine.

3. Mapimi Project

a. Acquisition

On September 11, 2006, the Company signed an option agreement to purchase 100% of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase option the Company must make staged payments totaling US$3,000,000 (US$100,000 paid) and issue 500,000 common shares (200,000 shares issued) over a four year period. The vendors retain a 3% NSR of which, each 0.5% up to a maximum of 2% can be purchased by the Company for US$500,000.

The Concessions are valid for 50 years from the time of grant and most are valid until 2053.

b. Location and Accessibility

The Property is situated in the northern plateau region of Durango State. It is located approximately 66 kilometres west of the town of Bermejillo and 100 kilometres north-west from the city of Torreon and San Pedro de las Colonias, in Coahuila State. The property is easily accessible and the infrastructure is considered excellent, since the property is bisected by paved highway approximately 100 kilometres from Peñoles’ smelter at Torreon.

Airports are situated in the city of Torreon as well as the city of Durango. Both airports have scheduled daily flights to and from Mexico City, Mazatlan, Monterrey and Houston, Texas.

The municipality of Mapimi is on an electrical power grid and has telephone services provided by TelMex. Water and drainage systems are also present.

c. History

In 1995, Minera Apolo, S.A. de C.V. (“Apolo”) acquired the property and optioned the property to Coeur d’Alene Mines Inc. in late 1996. Between 1997 and 1998, Coeur D’Alene carried out regional and geological mapping in some areas of the property. They completed a total of 397 metres of trenching, a gravity survery, 81 reverse circulation drill hoes, 22 diamond drill holes and 422 surface channel samples.

d. Mineralization

Mineralization at Mapimi includes lead, zinc, and silver minerals with lesser amounts of gold and copper minerals. The mineralization at Mapimi is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes, and shows a strong similarity to the historic Real de Angeles District in Zacatecas State, Mexico. An upper, oxidized portion (~40-60m) of the mineralization at Mapimi consists of jarosite and hematite; with sulphides consisting of pyrite, silver sulfosalts, sphalerite and galena at depth.

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 meters but is open in all directions. So far 18 breccia bodies have been identified in 5 main sectors. The focus during the late 1990's was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. As the topography of the area is very subdued, other breccias may well have been overlooked and the extensive property contains excellent potential for additional mineralization.

e. Mineral Resource and Reserve Estimate

During the year, the Company commissioned Wardrop Engineering (“Wardrop”) of Vancouver, B.C. to prepare a NI 43-101 compliant resource estimate for the property. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

The resource estimate was based upon a comprehensive exploration program completed on the property by Coeur d'Alene Mines during 1997 and 1998, wherein they drilled 81 reverse circulation holes (7,515 metres & 3,614 samples) and 22 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples. Coeur d'Alene dropped the property in 1998. The resource includes 2,643,600 tonnes of oxide material at a grade of 51 g/t Ag, 0.11 g/t Au, 0.73% Pb and 0.98% Zn for a silver equivalent grade of 113 g/t and 2,326,200 tonnes of sulphide mineralization at a grade of 68 g/t Ag, 0.16 g/t Au, 0.90% Pb and 1.69% Zn for a silver equivalent grade of 169 g/t. As the grade of sulphide mineralization is 50% higher than the 40-60 metre-thick oxide zone, the Company expects the overall grade of the resource to increase over time as the deposit is extended to depth.

We advise U.S. investors that while these terms “Resource Estimate” and “Inferred Mineral Resource” are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in this category will ever be converted into reserves.

f. Exploration

Mapimi is viewed as an advanced stage exploration project that could be developed quickly with the goal of defining a new resource amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. A first phase exploration program is in the implementation stage and consists of an airborne geophysical survey and ground induced polarization geophysical survey follow-up; detailed geological mapping and re-sampling of outcrops, adits and trenches; followed by a 1,000 meter core drilling program.

On December 16, 2006, we announced the beginning of a 5,000 metre diamond drilling program. Initially, the program will focus on confirming previous Coeur d’Alene drilling results in the Palmitas and La Gloria zones. Great Panther geologists have also been re-mapping the surface geology, re-sampling surface trenches and completing plans, sections and a 3D model of the above zones.

4. San Antonio Project

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of three contiguous mining concessions covering in the aggregate 11,711 hectares. These concessions were staked and are owned 100% by MMR.

a. Acquisition - Santo Nino Concessions

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

The Company made cash payments totaling US$30,000 during the year ended December 31, 2006. Subsequent to December 31, 2006, the Company paid an additional US$95,000 thus fulfilling all conditions of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

On December 7, 2006, we signed a Letter of Intent with Altair Ventures Incorporated (“Altair”) by which Altair was granted an option to earn a 70% interest in the San Antonio Property.

Pursuant to the Letter of Intent, Altair may exercise its right to earn a 70% interest in the property by making staggered cash payments of US$200,000 (US$10,000 paid to date), issuing 200,000 Altair common shares to the Great Panther and incurring a minimum of US$1,000,000 of exploration expenditures over a three-year period.

b. Acquisition - San Taco Concessions

Effective February 28, 2004, we entered into the San Taco Option Agreement, which granted us the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Carlos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., as optionors, by making staged cash payments totalling US $965,000 as follows:

(a) US $50,000 within 30 days of the signing of the option agreement;

(b) US $75,000 by the first anniversary of the date of signing the option agreement;

(c) US $100,000 by the second anniversary of the date of signing the option agreement;

(d) US $740,000 by the third anniversary of the date of signing the option agreement.

As of December 31, 2005 we had made the US $50,000 payment in accordance with (a) above and, the US $75,000 payment in accordance with (b) above.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property, and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property ($403,634) was expensed as part of the write down of property cost and the expense was recognized in the year ended December 31, 2005.

During 2006, we elected to discontinue exploration of the San Taco property and abandoned the project.

c. Location and Accessibility

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

d. History

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

e. Mineralization

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

(i) Sary Zone

The Sary showing comprises a mineralized fault zone that dips vertically or steeply to the S-SW. The Sary structure is exposed in a small mine working on the hillside east of the Arroyo San Antonio. The workings comprise a short adit perpendicular to the structure, and development/exploration drifts to the east and west along the structure. The workings were entered and sampled.

(ii) Arroyo Zone

A prominent zone of mineralization is exposed in the Arroyo San Antonio where the projection of the Hortencia vein intersects the arroyo, where two faults come in contact.

(iii) Piedra Verde

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

(iv) Santo Niño Vein

The Santo Niño mine is developed on a brecciated and quartz veined fault zone. It is exposed at surface on both sides of the Arroyo San Antonio and in the mine workings developed on the northwest side of the arroyo. The workings were entered and sampled.

(v) Santo Niño Stockwork

A zone of stockwork quartz-calcite-pyrite-chalcopyrite microveinlets cutting chloritic fine grained andesite breccia is exposed along the Arroyo San Antonio upstream (S-SW) of the Santo Niño mine. The zone is exposed in outcrops along the arroyo over a length in excess of 30m. Some of the veinlets contain bladed calcite, a textural feature common at high levels of epithermal systems.

(vi) El Cordon

The El Cordon showing comprises a shallow prospect at arroyo level and a 20m adit and open stope developed 30m above arroyo level. The working is developed along a fault breccia that is localized along the contact of an andesite dike that crosscuts a quartz eye rich felsic volcanic. The fault breccia is cut by white sugary quartz veinlets.

f. Exploration

Our 2005 exploration program at San Antonio continued with the geological mapping and sampling, prospecting and soil sampling from the prior year. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation had already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July,

2004 identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. Phase One of the exploration program, completed in December, 2004, provided numerous diamond drill targets on the high grade vein system. A diamond drill program which commenced in February, 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

In addition to the sampling described above, alteration studies are being conducted in order to help direct us towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

No field work was done on the property in 2006.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

5. Virimoa Project

a. Acquisition

On June 13, 2005, we entered into an option agreement to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property, also located in the Topia Mining District, State of Durango, Mexico from Minera Acero del Fuego, S.A. de C.V., as optionor. Under the terms of the option agreement, we must compensate the optionor of the Virimoa Property by making four cash payments totalling US$300,000 (US$50,000 paid) over a period of three years. In a concurrent agreement, we are required to issue a total of 300,000 common shares (100,000 issued) to the optionor. If we exercise this option, the optionor will retain a 2% NSR, half of which can be purchased by us for US$1 million.

On June 23, 2006, we paid a second cash instalment of US$30,000 and issued a share allotment of 50,000 pursuant to our June 13, 2005, option agreement with Minera Aciero del Fuego, S.A. de C.V.

b. Location and Accessibility

The property consists of two exploitation concessions covering a total area of 148 hectares in the municipality of Canelas in the west central part of Durango State, Mexico. The Virimoa Property is about 17 kilometres south of the town of Topia and is accessible from there by gravel road. Otherwise, access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Canelas, a distance of approximately 150 km. Total driving time from Durango is 8 hours. Canelas contains numerous stores, restaurants and small hotels. A small airstrip on the north side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, Mexico’s largest gold mine, currently in production and owned by Compaña Minera Peñoles.

c. Exploration

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

Great Panther's sampling was conducted along an irregular but continuous traverse line along the bank of a creek and the mineralization reported above actually comprised 57 continuous five-metre chip samples representing a tot al length of 285 metres. It is believed to represent a horizontal straight line distance of 250 metres, estimated to be close to the true width of the zone. Samples were assayed at ALS Chemex Labs in Vancouver by fire assay and either atomic absorption (in the case of the Au and Zn) or gravimetric (for Ag) finish.

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

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite and chalcopyrite+/-tetrahedrite veinlets and veins with disseminated pyrite in between. These veins carry higher grades, such as 11.1 g/t Au, 458 g/t Ag, 9.47% Cu and 0.45 % Zn over 0.3m in Hole 05-VIR01 and 8.71 g/t Au, 544 g/t Ag, 6.95 % Cu and 3.28 % Zn over 0.3m in Hole 05-VIR02, but elsewhere mineralization is much more consistent, giving wide zones of lower grade material that may be amenable to bulk tonnage mining methods. Intense iron oxide and sericite alteration of the host dacite volcanics is exposed for more than 350 metres on surface before the zone disappears under cover.

In 2006, no field work was done on the property.

ITEM 4A        Unresolved Staff Comments

None

ITEM 5           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements.

Mineral properties, plant and equipment and change in accounting policy

Our policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2006, the Company did not have a reliable estimate of reserves and therefore did not use units-of-productions method.

Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

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

Stock-based compensation

We account for employee non-cash stock-based compensation, beginning January 1, 2003, and non-employee non-cash stock based compensation under the fair value method. Pursuant to this method, we estimate the fair value of stock options and warrants granted using the Black-Scholes option pricing model. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

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

A.           Operating Results

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $7,069,442. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $405,000 in the first quarter to approximately $3.8 million by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations.

Total production for both mines for the year was 638,860 ounces of Silver Equivalent (oz of Ag Eq), including 313,484 oz Ag; 1,394 oz Au; 1,381,637 lbs Pb and 1,636,139 lbs Zn. (In calculating Ag Eq, the Company used prices of US$525/oz for gold, US$0.50/lb for lead, US$1.20/lb for zinc, and US$10.25/oz and US$10.50/oz for silver for the first and second semesters, respectively, of 2006). Throughput at Topia plant increased from a nominal 20 tpd in January 2006 to 160 tpd by December 31, 2006. Guanajuato commenced production in June 2006 at 400 tpd and reached a throughput of 700 tpd by December 31, 2006.

The Company incurred significant start-up costs at both Topia and Guanajuato, and as a result, cash costs, which included all direct and indirect production costs, were higher in the first months of operation and declined throughout the year. General site preparation costs and ongoing repair and maintenance expenditures increased the Company’s production costs for the year. Site preparation costs were necessary to ensure a safe work environment and to prepare specific areas for mining. Although there are future benefits associated with these expenditures, the Company elected to expense these costs as incurred. General repairs and maintenance costs were also higher that anticipated as much of these costs relate to the general start-up of operations. Overall cost of sales for the 2006 fiscal year was $7,119,047 and amortization and depletion of mineral property, plant and equipment was $1,415,231. As efficiencies are created in the Company’s operations, and with much of these start-up costs associated with bringing both operations back into production now behind us, management anticipates significantly improved margins in the 2007 fiscal year.

Overall general & administrative expenses (“G&A”) incurred, excluding non-cash stock-based compensation expense, was $4,073,923 for FY06 compared to $1,986,450 (FY05) and 710,405 (FY04). This increase is reflective of the growth of the Company in the past twelve months. During the year, the Company’s employee base grew from approximately 90 to more than 390 by the end of the FY06. Much of the increase in G&A expenditures can be attributed to the growth of the operations at Topia and Guanajuato. In addition, during FY06, the Company also maintained an accounting office in Mexico that handles many of the accounting and taxation issues specific to Mexico.

Accounting and audit related costs in FY06 was $390,020 compared to $192,148 and $84,664 in FY05 and FY04 respectively. This increased cost is largely attributed to the complexity of the Company’s audit process with full operating subsidiaries in Mexico. The Company also added additional personnel in both Mexico and Canada as the growth of the Company’s accounting functions necessitated the increase in staffing levels. Additional costs were also incurred as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act, as regulatory requirement required by the United States Securities and Exchange Commission.

Consulting fees for the year increased from $468,989 in fiscal year 2005 to $690,164 in fiscal year 2006 with the addition of technical and professionally qualified personnel necessitated by the growth of the Company’s Mexican operations.

Insurance costs increased during the fiscal year with coverage of the Company’s property, plant and equipment coverage for a 12-month period while in FY05, insurance coverage was for a partial period. This resulted in an increase in insurance costs from approximately $12,000 in FY05 to $186,000 in FY06.

During FY06, the Company implemented an aggressive marketing strategy to promote the Company in the United States and Europe and, in so doing, incurred approximately $869,000 in investor relations services. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

During FY06, the Company graduated to the Toronto Stock Exchange (“TSX”) trading under the symbol “GPR”. As a result, the Company incurred an additional $225,000 in related filing and legal fees during this period relative to FY05. The transfer onto TSX is expected to increase the Company’s exposure to institutional and retail investors in both domestic and international markets.

With the growth in the Company, an increase in office supplies, telephone costs and rent were incurred during the year. These costs directly relate to the initial set up of administrative offices at Topia and Guanajuato, and maintaining an administrative location in Durango. In addition, the Vancouver office has experienced substantial growth with additional staff necessitating the move to additional larger premises.

The development of the Company’s mining operations resulted in an increase in travel and related expenses associated with overseeing and managing activities in Mexico. Travel costs for FY06 were $287,973 compared to $201,910 and $68,369 for FY 05 and FY04 respectively.

Mineral property exploration costs in FY06 were $3,968,083 compared to $2,340,398 and $1,710,243 in FY05 and FY04, respectively. The increased costs are largely attributed to the Company’s ongoing development of its mineral properties to better define its resources. With the high demand for qualified drillers, geologists and other mining related personnel, many companies like Great Panther are incurring higher than normal costs for these services because of the general shortage of qualified individuals.

Interest expense was $830,236 for FY06, compared to $27,251 in FY05 and $14,870 in FY04. The increase is a result of the interest accreted on debts. On the purchase of the Company’s mineral properties, the Company was required by Canadian GAAP to discount the carrying value of the debt by an effective rate of interest. The effective rate of interest was estimated to be 26.8% .

The Company also incurred non-cash stock-based compensation expenses of $4,672,774 for FY06 compared to $357,298 and $393,850 for FY05 and FY04, respectively. The substantial growth of the Company, and the need to attract and retain quality individuals, resulted in this additional expense.

Overall, the loss for the twelve months ended December 31, 2006 (“FY06”) was $15,084,437 compared to $5,231,685 and $2,893,657 for the twelve month periods ending December 31, 2005 (“FY05”) and December 31, 2004, (“FY04”), respectively for the above noted reasons.

During the year, the Company raised gross cash proceeds of $15 million through one private placement and $2,020,000 from the issuance of a convertible note. In addition, the Company received proceeds of approximately $10.1 million through the exercising of warrants and options.

The Company’s working capital at December 31, 2006 was $12,533,156 compared to $1,407,474 at December 31, 2005. Working capital, together with the anticipated exercise of warrants and options, should be adequate to fund the Company’s activities and to cover corporate overhead for the next fiscal year.The total assets of our Company were $32,132,259 as at December 31, 2006 compared to assets of $19,218,970 as at December 31, 2005. The increase can be largely attributed to an increase in cash and cash equivalents over the twelve month period as a result of the financing activities during the year. The Company also increased its amounts receivable as the Company accrued revenue related to the 2006 fiscal year. In addition, there was a general increase in mineral property, plant and equipment over the year with the purchase of the Arcoiris mineral concessions, the Fundiciones land purchase and the purchase of machinery to operate the mines.

The Company saw a general decrease in its liabilities. Liabilities for the period ended December 31, 2006 was $3,582,428 compared to $5,836,542. The decrease is a result of the full settlement of debt associated with the Guanajuato mine, and partial settlement of the Topia obligation. The Company issued a convertible note payable in 2006 with a face value of $2,020,000.

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 7(b)). Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible note issued in 2006.

Applying US GAAP, the convertible note at December 31, 2006 would be recorded at its face value of $2,020,000 and no value would be assigned to an equity component of the convertible note. In addition, accretion on the calculated debt discount on the convertible note under Canadian GAAP aggregating $149,799 (2005 and 2004 - Nil) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.

The Company’s subsidiary, Minera de Villa Seca, S.A. de C.V., is being reviewed by the Social Security Institution primarily for fees which it views may be owing by a contractor of the Company during the period March to October 2006. The Company has determined that it is not possible to assess the outcome of this review, but the Company does not expect that the outcome will have a material impact on its financial position, if any.

B.           Liquidity and Capital Resources

Fiscal year 2006 marked the Company’s transition from exploration to production and revenues. Our financial success will rely on our ability to continue to generate sufficient revenue through operations and on management's ability to find additional economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond our control.

In order to finance our exploration, development, and production activities as well as corporate overhead, we are dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards our Company in particular, so that funds can be raised through the sale of our securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund our activities.

1. Cash and Financial Conditions

At December 31, 2006, the Company had cash and cash equivalents of $9,208,048 compared to $5,295,397 as at December 31, 2005. The Company’s financial instruments are all fully cashable at any time, so there are no restrictions on availability of funds. The increase in cash and cash equivalents is a direct result of the additional financing activities completed during the year. The Company also increased its cash and cash equivalents by approximately $5 million from $2.4 million in 2005 to $7.4 million in 2006, as excess funds were placed in guaranteed investment certificates.

The Company’s working capital at December 31, 2006 was $12,533,156 compared to $1,407,474 at December 31, 2005. Working capital, together with the anticipated exercise of warrants and options, should be adequate to fund the Company’s activities and to cover corporate overhead for the next fiscal year. Subsequent to December 31, 2006 to April 18, 2007, we have raised gross cash proceeds of approximately $899,113 from the exercise of warrants and options.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

2. Investing Activities

For the twelve months ended December 31, 2006, the Company’s net cash outflows from investing activities of $5,736,570 compared to an outflow of $6,258,661 for the twelve month period ended December 31, 2005. This difference is due to the continual rehabilitation of, and investment in, the Company’s mines.

Much of the Company’s resources have been directed to the purchase of capital assets and the modernization and preparation of the mine sites for future development.

3. Financing Activities

On January 9, 2006, we granted incentive stock options to directors, officers, employees and consultants incentive stock options to purchase an aggregate of 2,355,000 common shares. The options are exercisable until January 5, 2011 at an exercise price of $0.90 per share.

On January 26, 2006, we entered a 24-month consulting agreement with B& D Capital. The agreement is for an initial period of 24 months and is renewable there after. As compensation for services provided by B&D Capital we will pay a monthly fee of $4,000 and have granted the option to purchase a total of 200,000 common shares at $0.90 until December 31, 2007.

On February 28, 2006, we released the remaining 1,012,500 common shares of our Company previously held in escrow. These shares formed part of the original 2,250,000 shares issued on the acquisition of our Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

On March 8, 2006, we completed a private placement of a $2.02 million convertible loan note with City Natural Resource High Yield Trust PLC. The note is unsecured, bears interest at 8% per annum payable quarterly, and matures on March 9, 2010. Prior to maturity, the principal amount of the note, or any portion thereof, is convertible into common shares of our Company at a conversion price of $1.32 per share. The conversion price exceeds the market price of our common shares at the date of the agreement of $1.17. The fair value of the convertible feature of the note was calculated by our management as $1,006,000, using the Black-Scholes model as required by Canadian GAAP.

On June 1, 2006, we issued by private placement 7,500,000 units at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

On December 7, 2006 we granted incentive stock options to directors, officers, employees and consultants to purchase an aggregate of up to 2,295,000 shares. The options, granted under the Company's Amended and Restated Incentive Stock Option Plan, are exercisable until December 6, 2011 at $2.65 per share.

On December 8, 2006 we signed a letter of intent with Altair Ventures Inc. (TSX-V: AVX.P) whereby Altair will have the option to earn a 70% interest in our San Antonio Property. Terms of the agreement call for Altair to make staged payments and share issuances to Great Panther totalling US$200,000 and 200,000 shares over 3 years.

4. Reconciliation to United States Generally Accepted Accounting Principles

A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)           Income taxes:

As described in note 2(m), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. For each of the years ended December 31, 2006, 2005 and 2004, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

(b)           Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2006.

(c)           Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(d)           Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 7(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible note issued in 2006

Applying US GAAP, the convertible note at December 31, 2006 would be recorded at its face value of $2,020,000 and no value would be assigned to an equity component of the convertible note. In addition, accretion on the calculated debt discount on the convertible note under Canadian GAAP aggregating $149,799 (2005 and 2004 - Nil) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2006		December 31, 2005

	Canadian	US	Canadian	US

	GAAP	GAAP	GAAP	GAAP

Convertible note payable	1,163,799	2,020,000		-

Share capital	46,393,145	52,604,350	21,536,440	27,747,645

Contributed surplus	6,077,864	6,092,864	1,638,819	1,653,819

Equity component of

convertible note	1,006,000			-

Deficit	(24,927,178)	(31,003,584)	(9,842,741)	(16,068,946)

(e)           Income statement presentation:

The consolidated statement of operations includes a write down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operations expense.

(f)           Recent accounting pronouncements:

(i)           On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so or a new standard specifically indicates otherwise. This is a change from the preceding practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made after December 31, 2005, and the adoption of this standard had no significant effect on the Company’s results of operations or financial position.

(ii)          In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)         In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)          In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements for periods ending after November 15, 2006. The adoption of this interpretation did not result in any adjustments being recognized in the consolidated financial statements.

(g)           Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

          (i) Share capital and contributed surplus:

	2006	2005

Share capital and contributed surplus, under
Canadian GAAP	$52,471,009	$23,175,259

Adjustment for stock-based compensation for
employees (note 13(b))	15,000	15,000

Reversal of recapitalization of deficit (note 13(c))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$58,697,214	$29,401,464

          (ii) Deficit:

	2006	2005
Deficit, under Canadian GAAP	$(24,927,178)	$(9,842,741)
Adjustment for stock-based compensation for
employees (note 13(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 13(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 13(a))	149,799	-
Deficit, under US GAAP	$(31,003,584)	$(16,068,946)

          (ii) Loss and loss per share:

	2006	2005	2004
			(Restated)

Loss for the year, under
Canadian GAAP	$(15,084,437)	$(5,231,685)	$(5,231,685)

Interest accreted on convertible
loan note (note 13(d))	149,799	-	-
Loss for the year, under US GAAP	$(14,934,638)	$(5,231,685)	$(2,893,657)

Basic and diluted loss per share, under
US GAAP	$(0.25)	$(0.22)	$(0.22)
Weighted average number of common
shares, basic and diluted	59,720,424	23,986,543	13,443,920

C.           Research and Development

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we spent approximately $719,406 on due diligence for various other mining properties.

D.           Trend Information

Our business is mining of precious metals deposits, principally gold and silver, so the price of these commodities has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of gold and silver has been positive and has remained steady at relatively high historical prices. Management believes that the current trend will continue for the foreseeable future. History has shown, however, that there can be no such assurances.

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of our Company:

Payments by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Topia Mine Acquisition	$1,323,741	$1,323,741	-	-	-
Arcoiris Acquisition	$ 233,060	$ 116,530	$ 116,530	-	-
Capital Lease	-	-	-	-	-
Operating Lease	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total Long-Term Debt	$1,556,801	$1,440,271	$ 116,530	-	-

G.           Safe Harbor

Not applicable

ITEM 6           Directors, Senior Management and Employees

A.           Directors Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexican el Rosario	Present Position Alberta Subsidiary	Present Position Metalicos de Durango	Present Position Minera de Villa Seca	Present Position Minera Exploraciones el Rosairo
Kaare G. Foy	Executive Chairman, CFO, Director	Director	Director	Director	Director	Director
Robert A. Archer	President, CEO, Director	President	n/a	Director	Director	Director
Malcolm A. Burne	Director	n/a	Director	n/a	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a	n/a	n/a
A. Michael Turko	Director	n/a	n/a	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	Director	n/a	n/a	n/a	n/a
F. Ramos Sanchez	Vice President - Operations	Vice President - Operations	n/a	Director	Director	Director
Robert Brown	Vice President - Exploration	n/a	n/a	n/a	n/a	Director

Name	Present Position Great Panther	Present Position Minera Mexican el Rosario	Present Position Alberta Subsidiary	Present Position Metalicos de Durango	Present Position Minera de Villa Seca	Present Position Minera Exploraciones el Rosairo
Ming Jang	Financial Controller	Financial Controller	Financial Controller	Financial Controller	Financial Controller

Business Experience, Function and Area of Experience

Kaare G. Foy

As our Executive Chairman, Chief Financial Officer and a director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of our Company and our subsidiaries.

Following graduation from Monash University in Australia, Mr. Foy became an Associate of the Australian Society of Accountants and a Member of the Australian Institute of Directors. In 1995, he emigrated to reside permanently in Canada. For most of his career, he has specialized in company "turnarounds," and has more than 30-years experience serving on the boards of publicly listed companies in Australia, Canada and the United Kingdom, including Loscam Materials Handling Limited in Australia, and Greenchip Investments PLC in the United Kingdom.

Mr. Foy is also Executive Chairman and Chief Financial Officer and a director of Cangold Limited and Monarch Energy Limited, the President of Oceanic Management Limited, a director of CGA Mining Limited and a director of Golden Prospect Precious Metals Limited, an AIM-listed company.

Robert A. Archer

As our President, Chief Executive Officer and a director, Mr. Archer is responsible for the day-to-day operations of our Company and for the development of our strategic direction. Also, as the President of our Mexican subsidiary, he is responsible for the management and supervision of its affairs and business in Mexico.

Mr. Archer has more than 27-years experience working for mining companies throughout North America, namely Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc. He also served as President of Consolidated Magna Ventures Ltd.

Mr. Archer is the President of R. A. Archer & Associates and Platoro Resource Corp. He also serves as President and Chief Executive Officer and is a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. He is also a non-executive director of Altair Ventures Incorporated, a company also publicly listed on the TSX Venture Exchange

Malcolm A. Burne

Mr. Burne was our Chairman, President and Chief Executive Officer from June 3, 1987 until April 27, 2004. Mr. Burne has been a director since June 3, 1987. As a non-executive director, he is also a member of our Audit Committee.

He has been a self-employed business banker since 1962. Malcolm Burne is a director and Executive Chairman of Ambrian Capital PLC, Samson Exploration NL and Jubilee Platinum PLC. He also holds Board positions with publicly listed companies in Australia, Canada and Europe, including Mano River

Resources Inc. and Golden Prospect Precious Metals Limited, a mineral investments and gold fund company listed on the AIM Exchange in London, United Kingdom.

Mr. Burne is an independent director.

John T. Kopcheff

Mr. Kopcheff has been a director of our Company since August 2001. As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of our Company, and is Chairman of our Audit Committee.

He is Managing Director of Victoria Petroleum NL, an oil and gas company publicly listed on the main board of the Australian Stock Exchange.

Mr. Kopcheff is an independent director.

A. Michael Turko

Mr. Turko was appointed to the Board of Directors of the Company on July 7, 2006 and is a member of the Company’s Audit Committee.

Mr. Turko obtained his Bachelor of Science (Geology) degree at the University of British Columbia in 1981. In 1993 he became President and CEO of Gulf Shores Resources Ltd., a company listed on the TSX Venture Exchange, with interests in petroleum properties in the North Sea, Texas, Alberta, Manitoba and Newfoundland, a position he currently holds. Mr. Turko also controls several successful private oil and gas companies, and was recently appointed President and CEO of Monarch Energy Limited, a company listed on the TSX Venture Exchange.

Mr. Turko is an independent director.

Wendy Ratcliffe

Ms. Ratcliffe has been our Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our Company and our subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited and Monarch Energy Limited, companies listed on the TSX Venture Exchange.

Ing. Francisco Ramos Sanchez

Ing. Ramos has been our Vice President, Operations since April 30, 2004, and is responsible for our day-to-day operations in Mexico.

Ing. Ramos has been the Vice President, Operations of our subsidiary MMR, since June 1998. With more than 30-years of experience in the mining industry, Ing. Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies from Canada, Mexico and the United States. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V.

Ing. J. Jesús Rico Aguilera

Ing. Rico is a Mexican mining engineer with a Masters degree in Business Administration from the University of Guanajuato. He has almost 30 years experience in the mining industry, primarily for Peñoles. Significantly, Ing. Rico started his career in Topia in 1976 as a shift boss, and then worked his way up through Peñoles at ten different mines, to the position of General Manager. In 1985, he returned to Topia for a four-month interval. He has extensive experience in all aspects of underground mining and milling of high-grade silver-lead-zinc deposits in Mexico and, more specifically, has an intimate knowledge of the multiple veins at Topia.

Ing. Javier Ramirez Vargas

Ing. Ramirez is a Mexican mining engineer with almost 30 years of mining experience. A graduate from the University of Guanajuato, he took the role of Mine Manager at our Topia Mine in early 2006, and brings a wealth of experience to our Company. Prior to joining us, he worked for Plata Panamerica S.A., Real del Monte y Pachua, S.A., Baztan del Cobre, S.A., Cia Baramin S.A., and Minera la Calentan, among which he served as Mine Superintendent and Mine Manager.

Robert Brown

Mr. Brown has been our Vice President, Exploration since April 30, 2004. He is responsible for overseeing all exploration activities undertaken by our Company, and has particular experience in the immediate area of our Company's projects in the Sierra Madre Region of Mexico.

Mr. Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 28-years of experience in the mining industry includes 15-years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 13 years, he held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration.

Ming Jang

Mr. Jang has been our Financial Controller since July 2005. He is a Certified General Accountant and has held numerous senior management positions in various organizations including most recently, acting Chief Financial Officer of Cabo Mining Enterprises Corp., one of Canada’s largest exploration and drilling services companies. Prior to Cabo, he served as Chief Operating Officer for a non-profit organization and as Finance and Administration Manager for Loomis Armored Cars.

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.           Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2006. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last three financial years ended, the following persons were or are our executive officers:

Name	Principal Position	From	To
Malcolm A. Burne	President and Chief Executive Officer	n/a	April 27, 2005
Robert A. Archer	President and Chief Executive Officer	April 27, 2005	Present
Kaare G. Foy	Chairman Chief Financial Officer	April 27, 2005 June 10, 1996	Present Present
Ing. Francisco Ramos Sánchez	Vice President, Operations	April 30, 2004	Present
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Malcolm A. Burne	2006 2005 2004	N/A N/A 11,500 (1)	N/A N/A nil	N/A N/A nil	N/A N/A 150,000 (3)	N/A N/A nil	N/A N/A nil	N/A N/A nil
Robert A. Archer	2006 2005 2004	30,000 (1) 15,000 (1) 8,835 (1)	nil nil nil	nil nil nil	275,000 (10) 125,000 (2) (17) 7150,000 (3) (16)	nil nil nil	N/A N/A N/A	197,750 (6) 170,880 (6) 117,624 (7)
Kaare G. Foy	2006 2005 2004	30,000 (1) 15,000 (1) 11,500 (1)	nil nil nil	nil nil nil	355,000 (13) 125,000 (2) (18) 150,000 (3)(4)	nil nil nil	N/A N/A nil	291,560 (5) 180,464 (8) 145,961 (9)
Ing. Francisco Ramos Sánchez	2006 2005 2004	nil nil nil	nil nil nil	nil nil nil	225,000 (14) 100,000 (2) 100,000 (3)	nil nil nil	N/A N/A nil	162,628 (11) 102,076 (11) 82,335 (11)
Robert F. Brown	2006 2005 2004	nil nil nil	nil nil nil	nil nil nil	175,000 (15) 75,000 (2) (19) 100,000 (3)	nil nil nil	nil nil nil	109,950 (12) 84,407 (12) 40,360 (12)

(1)	Directors' fees.

(2)	Exercisable at $0.45 per share until 2010.

(3)	Exercisable at $0.45 per share until February 8, 2009.

(4)	Exercised as to 80,000 common shares on November 18, 2005 and as to 70,000 common shares on March 28, 2006.

(5)	Of this amount, $190,500 was paid as a management fee and $ 101,060 was paid for rent and other services to Oceanic Management, a company controlled by Kaare G. Foy

(6)	Consulting fees paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(7)

Of this amount, $60,693 was paid as a consulting fee to R.A. Archer & Associates and $56,931 was paid as a consulting fee to Platoro Resource Corp., both of which are companies controlled by Robert A. Archer.

(8)

Of this amount, $112,080 was paid as a management fee; $12,800 was paid as a consulting fee; and $78,388 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(9)	Of this amount, $74,000 was paid as a management fee and $71,961 was paid for accounting, rent, secretarial and other services to Oceanic Management.

(10)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.

(11)	Consulting fees paid to Francisco Ramos Sánchez.

(12)	Consulting fees paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.

(13)	Of this amount, 205,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011

(14)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 100,000 are exercisable at $2.65 until December 6, 2011

(15)	Of this amount, 100,000 are exercisable at $0.90 until January 5, 2011 and 75,000 are exercisable at $2.65 until December 6, 2011.

(16)	Exercised as to 70,000 common shares on September 15, 2006 and as to 80,000 common shares on December 19, 2006.

(17)	Exercised as to 25,000 common shares on December 19, 2006.

(18)	Exercised as to 100,000 common shares on April 28, 2006.

(19)	Exercised as to 20,000 common shares on September 12, 2006, and as to 20,000 common shares on January 17, 2007.

Compensation of Directors

During the financial year ended December 31, 2006, the remuneration paid to directors in their capacity as directors of our Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
A. Michael Turko	$15,000

We have an incentive stock option plan in which directors are eligible to participate. During the financial year ended December 31, 2006, Kaare G. Foy was granted the option to purchase 205,000 common shares of our Company exercisable at $0.90 per share until January 5, 2011 and 150,000 common shares exercisable at $2.65 per share until December 6, 2011. Robert A. Archer was granted the option to purchase 125,000 common shares of our Company exercisable at $0.90 per share until January 5, 2011 and 150,000 common shares exercisable at $2.65 per share until December 6, 2011. Malcolm A. Burne was granted the option to purchase 125,000 common shares of our Company exercisable at $0.90 per share until January 5, 2011 and 50,000 common shares exercisable at $2.65 per share until December 6, 2011. John T. Kopcheff was granted the option to purchase 125,000 common shares of our Company exercisable at $0.90 per share until January 5, 2011 and 50,000 common shares exercisable at $2.65 per share until December 6, 2011. A. Michael Turko, was granted an option to purchase 50,000 common shares of our Company exercisable at $2.65 per share until December 6, 2011.

C.           Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 15, 2006.

Our by-laws also permit the directors to add additional directors to the board between annual general meetings as long as the number appointed does not exceed one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

Our officers are re-elected at a directors' meeting following each annual general meeting

The members of our audit committee include John T. Kopcheff, Malcolm A. Burne and A. Michael Turko. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

In 2006, we entered into the following consulting services contracts with certain of our directors, or companies controlled by them:

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp., a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of our Company. Under the agreement, Platoro Resource Corp. agreed to provide to our Company the continued services of Robert A. Archer as President and Chief Executive Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, we agreed to pay Platoro Resource Corp. a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of our Company. On January 8, 2007, a resolution was passed by the board of directors, increasing Mr. Archer’s daily fee to $1,000 for each day of service. The amount of the daily fee is to be reviewed by our Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Platoro Resource Corp. is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro Resource Corp. in that year. In the event of a change of control of our Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of our Company, then Platoro Resource Corp. is entitled to receive from our Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited, a company controlled by Kaare G. Foy, the Executive Chairman, Chief Financial Officer and a director of our Company. Under the agreement Oceanic Management Limited has agreed to provide to our Company the continued services of Kaare G. Foy as Executive Chairman and Chief Financial Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, we agreed to pay Oceanic Management Limited a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of our Company. On January 8, 2007, a resolution was passed by the board of directors, increasing Mr. Foy’s daily fee to $1,000 per day of services. The amount of the daily fee will be reviewed by our Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Oceanic Management Limited is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic Management Limited in that year. In the event of a change of control of our Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman and Chief Financial Officer of our Company, then Oceanic Management Limited is entitled to receive from our Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sànchez, the Vice President, Operations of our Company. Under the agreement our Company continues the engagement of Mr. Ramos as Vice President, Operations to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, our Company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of our Company. Mr. Ramos’ agreement was amended on January 8, 2007 to increase his daily fee to $800 per day. The amount of the daily fee will be reviewed by our Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year. In the event of a change of control of our

Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Ramos ceasing to be the Vice President, Operations of our Company, then Mr. Ramos is entitled to receive from our Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

D.           Employees

During the fiscal year ended December 31, 2006, we had 63 direct employees as outlined below. The majority of the Company’s workers are independent contractors rendering services to the different subsidiaries.

For the fiscal year ended, December 31, 2006, our Mexican subsidiaries had the following number of employees:

Subsidiary	Employees
Minera Mexicana el Rosario, S.A. de C.V.	Nil
Metalicos de Durango, S.A. de C.V.	35
Minera de Villa Seca, S.A. de C.V.	28

We do not currently have a collective bargaining arrangement with any labour union or association.

E.           Share Ownership

Our authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series.

As of April 18, 2007, we had the following securities issued and outstanding:

-	70,828,862 common shares;

-	incentive stock options for the purchase of up to 6,566,700 of our common shares; and

-	warrants for the purchase of up to 12,901,864 of our common shares.

Of the above securities, our directors and officers owned the following common shares as of April 18, 2007:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Robert A. Archer, President & CEO	1,765,100 (2)	1.95%
Robert F. Brown, VP Exploration	310,000 (3)	0.34%
Malcolm A. Burne, Director	790,033(4)	0.87%
Kaare G. Foy, Director & CFO	668,600(5)	0.74%
John T. Kopcheff, Director	530,000(6)	0.59%
Wendy M. Ratcliffe, Corporate Secretary	225,000(7)	0.25%

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Francisco Ramos Sanchez, VP Operations	1,500,000 (8)	1.66%
Ming Jang, Financial Controller	444,000 (9)	0.49%
A. Michael Turko, Director	50,000	0.06%

(1)           Based on 70,828,862 common shares issued and outstanding, and 19,468,564 shares issuable upon the exercise of issued and outstanding incentive stock options and warrants which are exercisable within 60 days of April 18, 2007.

(2)           Includes 1,330,100 of our common shares owned by Robert A. Archer, 30,000 of our common shares owned by Platoro Resource Corp., a company controlled by Robert A. Archer, incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring July 26, 2010, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011; incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011 and warrants to purchase up to 30,000 of our common shares by Platoro Resource Corp. at an exercise price of $0.90 per share expiring December 20, 2007.

(3)           Includes incentive stock options to purchase up to 135,000 of our common shares at an exercise price of $0.45 per share expiring May 25, 2009 as to 100,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 10,000, incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 75,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(4)           Includes 284,133 of our common shares owned by Malcolm A. Burne, 55,900 of our common shares owned by First Investors Guarantee Ltd, a company controlled by Malcolm A. Burne, incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 150,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 100,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(5)           Includes 42,400 of our common shares owned by Kaare G. Foy, 246,200 of our common shares owned by Oceanic Management Limited, a company controlled by Kaare G. Foy, incentive stock options to purchase up to 25,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009, incentive stock options to purchase up to 205,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(6)           Includes 80,000 of our common shares, incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 150,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 100,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(7)           Includes incentive stock options to purchase up to 120,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 70,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 25,000, incentive stock options to purchase up to 30,000 of our common shares at an exercise price of $0.52 per share expiring April 5, 2009, incentive stock options to purchase up to 25,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(8)           Includes 1,075,000 of our common shares, incentive stock options to purchase up to 200,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 100,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 75,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(9)           Includes 164,000 of our common shares, incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring July 11, 2010; incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011; incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011 and warrants to purchase up to 30,000 of our common shares at an exercise price of $0.90 per share expiring December 20, 2007.

(10)         Includes incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the common shares at the date of grant, as determined under the policies of the Toronto Stock Exchange. Options may be granted under our stock option plan for an exercise period of up to five years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the year ended December 31, 2006, and subsequently, we granted the following stock options:

Name	Number of Options	Exercise Price	Expiry Date
Ing. J. Jesús Rico Aguilera	75,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Robert A. Archer	125,000 150,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Robert Brown	100,000 75,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Malcolm A. Burne	125,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Kaare G. Foy	205,000 150,000	$0.90 $2.65	January 5, 2011 December 6, 2007

John T. Kopcheff	125,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Wendy M. Ratcliffe	25,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Francisco Ramos Sanchez	125,000 100,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Ming Jang	100,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Michael Turko	50,000	$2.65	December 6, 2011
Michael Baybak	400,000 400,000	$0.90 $2.65	January 14, 2008 January 14, 2008
Reginald Advocaat	50,000 50,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Adrian Bray	50,000 25,000	$0.90 $2,65	January 5, 2011 December 6, 2011
Craig Mackay	50,000 25,000	$0.90 $0.90	January 5, 2011 December 6, 2011
Alistair Barrett	25,000	$2.65	December 6, 2011
Bill Vanderwall	100,000	$2.65	December 6, 2011
Suzanne Simpson	25,000	$2.65	December 6, 2011
Laura Gildea	25,000	$2.65	December 6, 2011
David Hladky	25,000	$2.65	December 6, 2011
Rebeca Castanos	100,000	$2.65	December 6, 2011
Martyn Winborn	50,000	$2.65	December 6, 2011
Javier Malchor Ramirez Vargas	150,000	$2.65	December 6, 2011
Armando Cordero Cabrera	75,000 25,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Juan Rogelio Gallardo	75,000 25,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Arturo Gil	75,000 25,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Luis Martin Bravo Gutierrez	50,000(1)	$0.90	January 5, 2011
Jose Augusto Montoya Martinez	75,000 25,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Sergio Alberto Montoya Martinez	100,000 25,000	$0.90 $2.65	January 5, 2011 December 6, 2011
Scott Gibson	150,000	$0.90	December 31, 2007
Don Mosher	200,000	$0.90	December 31, 2007
Roxana Ortega Damas	15,000	$2.65	December 6, 2011
Ing. Carlos Alonso Bueno Flores	50,000	$2.65	December 6, 2011
Raymundo Garza Fuentes	15,000	$2.65	December 6, 2011
Ing. Refugio Garcia	75,000	$2.65	December 6, 2011
Consuelo Ortega Gomez	15,000	$2.65	December 6, 2011
Micaela Ortega Gomez	50,000	$2.65	December 6, 2011
Tiburcio Rubio Lopez	15,000	$2.65	December 6, 2011
Arturo Gil Loya	15,000	$2.65	December 6, 2011
Ing. Pedro Humberto Reyna Luna	75,000	$2.65	December 6, 2011
Francisco Javier Millan	15,000	$2.65	December 6, 2011
Nora Pena	15,000	$2.65	December 6, 2011

Ing.Jose Rosario Navarro Rodriguez	50,000	$2.65	December 6, 2011
Alba Suarez Julio	15,000	$2.65	December 6, 2011
Colmenero Sandoval Arturo	15,000	$2.65	December 6, 2011
Gallardo Flores Rodrigo	15,000	$2.65	December 6, 2011
Gonzales Barrera Rocio Adriana	25,000	$2.65	December 6, 2011
Guerrero Razo Carolina	15,000	$2.65	December 6, 2011
Hernandez Torres Cesar Arturo	15,000(2)	$2.65	December 6, 2011
Manjarrez Guerra Irma	15,000	$2.65	December 6, 2011
Mares Alejandro	15,000(2)	$2.65	December 6, 2011
Medina Mendoza Francisco	25,000	$2.65	December 6, 2011
MoralesGranados Enrique	15,000	$2.65	December 6, 2011
Moran Lopez Jose Mauro Pablo	15,000(2)	$2.65	December 6, 2011
Palmas Espinosa Ana Karina	15,000	$2.65	December 6, 2011
Preciado Huerta Angelica Fatima	15,000	$2.65	December 6, 2011
Puente Solis Ivan Rafael	15,000	$2.65	December 6, 2011
Quintero Reyes Martin	15,000	$2.65	December 6, 2011
Rocha Rocha Aristeo	15,000	$2.65	December 6, 2011
Rocha Santana Blanca Patricia	15,000	$2.65	December 6, 2011
Rodriguez Olmos Fernando	15,000	$2.65	December 6, 2011
Salas Morales Ramiro	25,000	$2.65	December 6, 2011
Valadez Perez Jose Luis	15,000	$2.65	December 6, 2011
Vargas Gonzales Francisco	15,000	$2.65	December 6, 2011
Vazquez Villegas Ma Del Carmen	15,000	$2.65	December 6, 2011
Velazquez Leon Cozett	15,000	$2.65	December 6, 2011
Venegas Sanchez Gonzalo	15,000	$2.65	December 6, 2011
Arturo Loya Cano	75,000	$2.65	March 11, 2012
Carlos Contreras	15,000	$2.65	March 11, 2012
Betty Joy LeBlanc	50,000	$2.65	March 11, 2012
Paula Mariana Fregonese	25,000	$2.65	March 11, 2012

(1)           During the year ended December 31, 2006, the incentive stock options were cancelled 30 days after resignation.

(2)           Subsequent to December 31, 2006, the incentive stock options were cancelled 30 days after resignation.

ITEM 7           Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of April 18, 2007, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 70,828,862 common shares issued and outstanding. Of those common shares, 65,958,494 common shares were registered to Canadian residents (94 shareholders); 4,218,532 common shares were registered to residents of the United States (200 shareholders); and 651,836 common shares were registered to residents of other foreign countries (361 shareholders). There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.           Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2006 fiscal year to the date of this annual report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual's family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2006, we entered into the following transactions with related parties:

1.

Paid or accrued consulting fees totalling $197,750 (2005 - $170,880; 2004 - $111,757) to a company controlled by a director of our Company, $162,628 (2005 - $84,407; 2004 - $40,360) to a company controlled by an officer of our Company and $190,500 (2005 - $102,076; 2004 - $82,335) to a director of our Company respectively.

2.	Paid or accrued office rental and administration totalling $101,060 (2005 - $78,388; 2004 - $43,462) to a company controlled by a director of our Company.

ITEM 8           Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

-	Report of Independent Registered Public Accounting Firm dated March 16, 2007.

-	Consolidated balance sheets for the fiscal years ended December 31, 2006, and 2005.

-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2006, 2005, and 2004.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2006, 2005 and 2004.

-	Notes to consolidated financial statements

The audited financial statements as at December 31, 2006 and 2005, and for each of the years ended December 31, 2006, 2005 and 2004 can be found under Item 17 "Financial Statements".

Legal Proceedings

The Company is aware of legal proceedings in which The Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (“the Cooperativa”), as principal defendant, and the Company, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”) and one of MMR’s officers have been named as secondary defendants in a lawsuit filed by several dissident members of the Cooperativa. The lawsuit alleges that the sale of the Guanajuato mine assets should be nulled on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa.

The Company’s legal representatives have reviewed the basis of their claim and have concluded that the sale of the assets by the Cooperativa to MMR met the requirements set out by the bylaws of the Cooperativa and, as such, the lawsuit is without merit.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our Company's financial statements since the financial year ended December 31, 2006.

ITEM 9           The Offer and Listing

A.           Offer and Listing Details

Price History

On June 18, 1980, our common shares were listed on the TSX Venture Exchange (formerly known as the CDNX, and the Vancouver Stock Exchange). Our common shares traded on the TSX Venture Exchange under the symbol "GPR", and we were classified by the TSX Venture Exchange as a Tier 2 company.

On October 2, 2003, our common share capital was consolidated on the basis of one new common share for each ten old common shares.

On February 28, 2006, we were elevated to Tier 1 of the TSX Venture Exchange.

On November 3, 2006, we received conditional approval for our TSX listing.

On November 14, 2006, our common shares became listed on the TSX.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low

December 31, 2001	$0.23	$0.04

December 31, 2002	$0.14	$0.03

December 31, 2003*	$0.60	$0.01

December 31, 2004	$0.77	$0.33

Year Ended	High	Low

December 31, 2005	$1.17	$0.36

December 31, 2006	$2.79	$0.90

* Our common shares were consolidated on October 2, 2003 on the basis of one new common share for each ten old common shares. Figures for previous periods have not been restated.

The high and low market prices for our common shares for each full financial quarter for the three most recent full fiscal years were as follows:

Quarter Ended	High	Low

March 31, 2004	$0.77	$0.44

June 30, 2004	$0.72	$0.40

September 30, 2004	$0.47	$0.33

December 31, 2004	$0.45	$0.35

March 31, 2005	$0.55	$0.36

June 30, 2005	$0.53	$0.41

September 30, 2005	$0.65	$0.46

December 31, 2005	$1.17	$0.53

March 31, 2006	$1.90	$0.80

June 30, 2006	$2.55	$1.40

September 30, 2006	$2.22	$1.48

December 31, 2006	$2.79	$1.52

March 31, 2007	$2.36	$1.77

The high and low market prices for our common shares for each of the most recent six months, from October, 2006 through February, 2007 were as follows:

Month Ended	High	Low

October 31, 2006	$2.15	$1.52

November 30, 2006	$2.79	$1.96

December 31, 2006	$2.64	$2.17

January 31, 2007	$2.53	$2.01

February 28, 2007	$2.53	$2.06

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares trade on the Toronto Stock Exchange (TSX) under the symbol "GPR" effective November 14, 2006. Our CUSIP number is 39115T 106.

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

Upon signing the agreement for the Topia Silver-Lead-Zinc Mine, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% Net Smelter Return (“NSR”) royalty, until the debt is fully repaid, at which time the NSR ceases. We have the option of paying out the debt in full at any time.

On October 25, 2005, we signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The three principal mines in the Company’s acquisition, the Valenciana, Cata and Rayas, occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato District. The total purchase price was US$7,250,000 which included 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). At December 31, 2006, all payments and other contractual obligations have been met.

On September 11, 2006, we signed a letter of intent to acquire 100% in the Mapimi Project (formerly “Km66”). The agreement is subject to a 3% NSR to the present property owners. Each 0.5% of the NSR, up to a maximum of 2%, can be purchased for $500,000. As part of the agreement, Great Panther is required to make 6 staged cash payments and share issuances totaling $3,000,000 and 500,000 shares over the subsequent 4 years.

On December 7, 2006 we signed a Letter of Intent with Altair Ventures Incorporated (“Altair”) by which Altair was granted an option to earn a 70% interest in the San Antonio Property. Pursuant to the Letter of Intent, Altair may exercise its right to earn 70% interest in the property by making staggered cash payments of US$200,000 (US$10,000 has been paid), issuing 200,000 Altair common shares to Great Panther (100,000 have been issued) and incurring a minimum of US$1,000,000 of exploration expenditures over a three-year period.

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

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if:

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

I.           Subsidiary Information

As at the date of this annual report, we have five wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) New Age Investments Inc.; (iii) Metalicos de Durango, S.A. de C.V.; (iv) Minera de Villa Seca, S.A. de C.V.; and (v) Minera Exploraciones El Rosario, S.A. de C.V. The latter company was incorporated subsequent to December 31, 2006 and is responsible for the exploration and further development of the Company’s mineral properties.

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

At December 31, 2006, the Company has not entered into any derivatives or other financial instruments to mitigate the risk of foreign currency fluctuations.

ITEM 12           Description of Securities Other Than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

PART II

ITEM 13           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15           Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures have concluded that, as at December 31, 2006, the Company's disclosure controls and procedures were not fully effective, due to material weaknesses in the Company's internal control over financial reporting described below under "Internal Control over Financial Reporting".

Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting, and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance to Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer have commenced the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, pursuant to the requirements of Multilateral Instrument 52-109 and Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management has concluded that, as of December 31, 2006, material weaknesses existed in the Company's internal control over financial reporting. An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. Management has concluded that material weaknesses existed in the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 resulting in a lack of accuracy and timely submission of financial reporting from its Mexican operations, including a lack of timely and accurate reconciliations of certain balance sheet items. Management has determined that the material weakness was caused by personnel constraints within the Company, evidenced by insufficient supervision by management. Such material weakness could result in a failure to detect breakdowns in the effective operation of underlying controls and could result in material misstatements in the financial statements.

In addition, management has also concluded that, as of December 31, 2006, a material weakness also existed in the Company’s segregation of duties within the accounting and financing department. Certain duties within the accounting and finance departments were not properly segregated due to the limited number of individuals employed in this area. In addition, authorization of routine and top-side journal entries was identified as a weakness within the Company’s accounting and finance departments. None of the segregation of duty authorization or authorization deficiencies has resulted in a misstatement to the financial statements. These deficiencies however, may be considered a material weakness resulting in a more than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected.

In the preparation of the consolidated financial statements for the year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weaknesses described above.

Management has concluded that it needs to assign specific control monitoring responsibilities among senior executives to correct this material weakness and build capacity of its staff in its operations. Management plans to recruit and train staff so as to remedy the above noted material weakness.

The Company is not a "large accelerated filer" as defined in the rules promulgated by the U.S. Securities and Exchange Commission. Accordingly, this management internal control report is not accompanied by an attestation report of the Company's auditors.

Changes in Internal Control Over Financial Reporting

No changes were made in the Company's internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16           Reserved

ITEM 16A        Audit Committee Financial Expert

Our board of directors has determined that one member of our Company's audit committee, Mr. John T. Kopcheff, possesses the educational and professional qualifications as well as the experience to qualify as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B. The disclosure regarding Mr. Kopcheff in Item 6A is hereby incorporated by reference. Mr. Kopcheff is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. In addition, we believe that the other members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

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

ITEM 16C        Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2006. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2006 annual financial statements included in this annual report for the year ended December 31, 2006 were $150,000 compared to $80,000 for the year ended December 31, 2005, and $29,500 for the year ended December 31, 2004.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $27,500 for the year ended December 31, 2006, compared to $nil for the year ended December 31, 2005 and $590 for the year ended December 31, 2004.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $3,400 for the year ended December 31, 2006, compared to $3,175 for the year ended December 31, 2005, and compared to $2,930 for the year ended December 31, 2004.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $nil for the year ended December 31, 2006 compared to $18,200 for the year ended December 31, 2005, and $21,000 for the year ended December 31, 2004.

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

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E         Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17           Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 16, 2007.

-	Consolidated balance sheets for the fiscal years ended December 31, 2006 and 2005.

-	Consolidated statements of operations and deficit for the fiscal years ended December 31, 2006, 2005, and 2004.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2006, 2005 and 2004.

-	Notes to consolidated financial statements

Consolidated Financial Statements
(Expressed in Canadian dollars)

GREAT PANTHER RESOURCES LIMITED

Years ended December 31, 2006, 2005 and 2004

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Panther Resources Limited as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 13 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 16, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$9,208,048	$5,295,397
Amounts receivable, net (note 3)	4,120,584	1,001,121
Inventory	605,127
Prepaid expenses and deposits	821,614	183,912
	14,755,373	6,480,430
Office equipment, net of accumulated amortization
of $51,006 (2005 - $44,468)	113,817	99,865
Mineral properties, plant and equipment (note 5)	17,263,069	12,638,675

	$32,132,259	$19,218,970

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$911,928	$231,866
Income taxes payable	127,475	-
Current portion of long-term debt (note 7)	1,182,814	4,841,090
	2,222,217	5,072,956
Long-term debt (note 7(a))	104,127	746,127
Convertible payable note (note 7(b))	1,163,799	-

Asset retirement obligations (note 5(iii))	92,285	-

Future income taxes (note 10)	-	17,459
	3,582,428	5,836,542

Shareholders’ equity:
Capital stock (note 8)	$46,393,145	$21,536,440
Contributed surplus (note 8)	6,077,864	1,638,819
Equity component of convertible note	1,006,000	-
Shares to be issued on exercise of warrants	-	49,910
Deficit	(24,927,178)	(9,842,741)
	28,549,831	13,382,428

Continuing operations (note 1)
Commitments and contingencies (notes 4, 5, 6 and 7)
Subsequent events (notes 6 and 12)
	$32,132,259	$19,218,970

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	“Kaare G. Foy”
Chief Executive Officer	Chief Financial Officer

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Mineral sales	$7,069,442	$-	$-
Cost of sales	7,119,047	-	-
Amortization and depletion of mineral properties,
plant and equipment	1,415,231	-	-
	(1,464,836)	-	-

Expenses:
General and administrative
Incurred (schedule)	4,073,923	1,986,450	710,405
Stock-based compensation	3,898,774	258,802	189,542
Mineral property exploration
expenditures (notes 2(f) and 6)	3,968,083	2,340,398	1,710,243
Director fees:
Incurred	135,000	60,000	43,335
Stock-based compensation	774,000	98,496	204,308
Management fees	189,350	112,080	74,000
Amortization	6,538	12,579	2,719
	13,045,668	4,868,805	2,934,552
	(14,510,504)	(4,868,805)	(2,934,552)

Other income (expenses):
Interest income	366,319	27,251	14,870
Interest expense	(830,236)	(357,011)	-
Write-down of San Taco mineral property
acquisition costs (note 5)	-	(403,634)	-
Gain on sale of investment	-	-	26,025
	(463,917)	(733,394)	40,895

Loss before provision for income taxes	(14,974,421)	(5,602,199)	(2,893,657)

Income tax recovery (expense)	(110,016)	370,514	-

Loss for the year	(15,084,437)	(5,231,685)	(2,893,657)

Deficit, beginning of year	(9,842,741)	(4,611,056)	(1,717,399)

Deficit, end of year	$(24,927,178)	$(9,842,741)	$(4,611,056)

Diluted and basic loss per share (note 2(n))	$(0.25)	$(0.22)	$(0.22)
Weighted average number of common
shares outstanding	59,720,424	23,986,543	13,443,920

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows used in operating activities:
Loss for the year	$(15,084,437)	$(5,231,685)	$(2,893,657)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	1,415,231	-	-
Amortization	6,538	12,579	2,719
Foreign exchange	(12,395)	(119,478)	(38,509)
Stock-based compensation	4,672,774	357,298	393,850
Shares issued for mineral exploration
expenditures	613,000	50,000	-
Future income tax recovery	(17,459)	(370,514)	-
Write-down of mineral property acquisition costs	-	403,634	-
Interest accretion on debt discount	378,363	357,011	-
Interest accretion on convertible note payable	149,799	-	-
Gain on sale of short-term investment	-	-	(14,870)
Changes in non-cash operating working capital:
Amounts receivable	(3,119,463)	(733,324)	(207,850)
Inventory	(605,127)	-	-
Prepaid expenses and deposits	(637,702)	(133,758)	(38,889)
Accounts payable and accrued liabilities	680,062	29,380	114,525
Income taxes payable	127,475	-	-
Net cash used in operating activities	(11,433,341)	(5,378,857)	(2,682,681)
Cash flows from financing activities:
Due to directors and related parties	-	(37,654)	(171,816)
Issuance of shares for cash, net of issue costs	13,866,639	13,874,042	3,925,712
Proceeds on issuance of convertible note
payable	2,020,000	-	-
Repayment of long-term debt	(4,897,504)	-	-
Proceeds received in advance and on exercise
of warrants	9,224,170	1,136,555	-
Proceeds on exercise of options	869,257	36,000	-
Net cash from financing activities	21,082,562	15,008,943	3,753,896
Cash flows used in investing activities:
Mineral properties expenditures	(5,716,080)	(852,655)	-
Acquisition of subsidiary	-	-	(66,167)
Invested in short-term investments	-	-	-
Proceeds from disposal of short-term investments	-	-	15,410
Purchase of net assets of Topia mine	-	(888,405)	-
Purchase of net assets of Guanajuato mines	-	(4,428,416)	-
Purchase of equipment	(20,490)	(89,185)	(20,549)
Net cash used in investing activities	(5,736,570)	(6,258,661)	(71,306)
Increase (decrease) in cash and cash equivalents	3,912,651	3,371,425	999,909
Cash and cash equivalents, beginning of year	5,295,397	1,923,972	924,063
Cash and cash equivalents, end of year	$9,208,048	$5,295,397	$1,923,972

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Supplementary cash flow information:
Income taxes paid	$-	$-	$-
Interest expense paid	-	-	-
Interest income received	302,074	27,251	14,870
Non-cash financing and investing transactions:
Shares issued and increase in mineral
properties on acquisition	-	-	1,456,982
Shares issued in exchange for prior year
share subscription advances	-	-	261,775
Warrants and options issued for financing fee	251,500	606,083	242,602
Assumption of debt on purchase of
net assets of Topia mine	-	1,430,937	-
Assumption of debt on purchase of
net assets of Guanajuato mines	-	3,918,747	-
Assumption of debt on purchase of Arcoiris
Concession (note 4(c))	231,260	-	-
Mineral property addition upon recognition
of asset retirement obligation	92,285	-	-
Shares issued and funds received
in prior years	49,910	-	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.	Nature of continuing operations:

Great Panther Resources Limited (the Company) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. The underlying value and the recoverability of amounts shown for exploration stage properties is dependent upon the existence of economically recoverable mineral resources, the ability of the company to obtain financing necessary to complete exploration and development of the mineral property interest and future profitable production or proceeds from the disposition of mineral property interests.

During the years ended December 31, 2006 and 2005, the Company incurred losses of approximately $15,084,000 and $5,232,000, respectively, and used cash in operations of approximately $11,433,000 and $5,379,000, respectively. As at December 31, 2006, the Company had an accumulated deficit of approximately $24,927,000 and a working capital balance of $12,533,156.

Notwithstanding these continuing losses and operating cash flow deficiencies, these consolidated financial statements have been prepared by management on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize on its assets and discharge its liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Management plans to raise funds through equity financings if additional funds are required in the next fiscal year. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(a)	Basis of presentation (continued):

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 13.

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

	(d)	Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

	(e)	Inventory:

Inventory consists of concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing and mill processing costs and an allocation of overhead and general and administrative costs. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average costs and replacement costs.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(f)	Mineral properties, plant and equipment and change in accounting policy:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures are capitalized.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2006, the Company did not have a reliable estimate of reserves and therefore did not use units-of-productions method.

Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

	(g)	Office equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other office equipment is provided at 20% per annum on the declining balance basis for the office equipment of the parent and 10 years on a straight-line basis for office equipment at its subsidiaries.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(h)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

	(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

	(j)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on the market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(k)	Reclamation and remediation:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

	(l)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

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

	(m)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(n)	Loss per share:

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

	(o)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

3.	Amounts receivable, net:

	2006	2005

Value added tax recoverable	$3,002,521	$1,118,568
Other	1,268,063	32,553
	4,270,584	1,151,121
Allowance for doubtful amounts	(150,000)	(150,000)

	$4,120,584	$1,001,121

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision for any amounts which may not be recoverable.

4.	Acquisitions:

(a)	Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

(i) US$100,000 upon registration of the option agreement and expensed as mineral exploration costs;

(ii)

US$150,000 upon notification to option or of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totaling CAD$851,721;

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

4.	Acquisitions (continued):

	(a)	Topia Mine (continued):

		(iii)	three annual payments of US$300,000 (paid), US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and

(iv)

the Company has also agreed to assume the debt currently encumbering the property, totaling US$814,594 (US$325,527 paid upon signing of the purchase agreement). The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of the US$1,761,493 (CAD$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability of $1,323,741 (note 7(a)) at December 31, 2006 is being accreted to its face value over a period of up to two years.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253

$2,319,342

Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937

$2,319,342

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 6).

(b)	Guanajuato Mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisted of staged cash payments to the end of 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The payments had been discounted at the Company estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. As at December 31, 2006, no remaining obligations remained.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

4.	Acquisitions (continued):

(b)	Guanajuato Mine (continued):

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378

$8,347,163

Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747

$8,347,163

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 6).

Legal proceedings exist in which The Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the Cooperativa), Minera Mexicana el Rosario, S.A. de C.V. (MMR) and one of MMR’s officers have been named as defendants in a lawsuit filed by several members of the Cooperativa. The lawsuit alleges that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The claimants are also seeking unspecified damages, lost profits and payment of expenses and lawyers fees.

The Company’s legal representatives have reviewed the basis of their claim and have concluded that the sale of the assets by the Cooperativa to MMR met the requirements set out by the bylaws of the Cooperativa and, as such, management believes the lawsuit is without merit.

(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totaling US$280,000 (US$80,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement requires cash payments of Pesos$2,250,000 (CAD$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos$5,447,029 (CAD$538,166) (paid). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005

Topia Mine (note 4(a)):
Mineral properties	$1,577,851	$1,320,489
Plant and equipment (i)	5,002,155	2,396,847
Building and mobile equipment	383,086	319,253
Asset retirement obligations (iii)	52,734	-
	7,015,826	4,036,589
Accumulated depreciation and depletion	(615,898)	-
	6,399,928	4,036,589

Guanajuato Mines (note 4(b)):
Mineral properties	$3,750,000	$3,750,000
Plant and equipment (i)	4,248,128	2,235,444
Building and mobile equipment	1,075,714	811,722
Land	2,480,539	1,736,378
Asset retirement obligations (iii)	39,551	-
	11,593,932	8,533,544
Accumulated depreciation and depletion	(799,333)	-
	10,794,599	8,533,544
Other mineral properties – Santo Nino and San Taco (ii)	68,542	68,542
	$17,263,069	$12,638,675

(i)

After acquisition of the Topia Mine and Guanajuato Mine in fiscal year 2005 (note 4(a) and 4(b), the Company incurred plant rehabilitation expenditures of $539,519 and $160,444, and acquired mine equipment of $126,755 and $25,937, respectively, which have been capitalized to plant and equipment in 2005. Plant facilities, building and plant rehabilitation expenditures were not amortized in 2005 as the plants were not in service in 2005 to allow for plant maintenance and upgrading subsequent to their acquisition.

(ii)

During the year ended December 31, 2005, the Company elected to discontinue exploration of the San Taco property. The fair value of the property as at December 31, 2005 was determined to be nil and as a result, the carrying value of $403,634 was written off in 2005 resulting in the recovery of future income taxes of $102,813.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.	Mineral properties, plant and equipment (continued):

	(iii)	The Company’s asset retirement obligation relate to site-restoration and clean-up costs related to its Topia and Guanajuato mines.

A reconciliation of the provision for asset retirement obligations is as follows:

	2006	2005

Beginning balance - January 1, 2006	$-	$-
Liabilities incurred in the current period	92,285	-
Accretion expense	-	-

	$92,285	$-

The provision for asset retirement obligations are based upon the following assumptions:

• The total undiscounted cash flow required to settle the obligation is approximately US$175,000;

• Asset retirement obligation payments are expected to occur during fiscal year 2011; and

• A credit adjusted risk-free rate of 26.8% has been used to discount cash flows.

(iv)

The Company’s subsidiary, Minera de Villa Seca, S.A. de C.V., is being reviewed by the Social Security Institution primarily for fees which it views may be owing by a contractor of the Company during the period March to October 2006. The Company has determined that it is not possible to assess the outcome of this review, but the Company does not expect that the outcome will have a material impact on the Company’s financial position.

6.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for 2006 is as follows:

						Property
		Santo	San	Topia		Topia
	San	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa	Mapimi
	Antonio	(a)	(b)	note 4	(a)	note (4	(a)	note 4	(b)	(c)	(d)	2006

Exploration expenses:
Option payments	$-	$11,495	$-	$-		$-		$-		$192,337	$625,639	$829,471
Analysis	1,288	-	-	64,493		-		286,744		-	-	352,525
Drilling	-	-	-	206,977		-		620,092		-	24,951	852,020
Field costs	768	-	-	228,253		-		43,061		-	-	272,082
Geology	16,782	11,307	-	352,364		44,188		848,183		-	107,207	1,380,031
Miscellaneous	-	-	-	-		-		3,625		-	-	3,625
Project administration	16,006	-	-	127,244		-		126,059		-	9,020	278,329
	34,844	22,802	-	979,331		44,188		1,927,764		192,337	766,817	3,968,083

Cumulative expenses,
beginning of year	199,026	364,131	425,465	2,345,809		123,956		414,803		177,451	-	4,050,641

Cumulative expenses,
end of year	$233,870	$386,933	$425,465	$3,325,140		$168,144		$2,342,567		$369,788	$766,817	$8,018,724

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

The continuity of the expenditures on the mineral properties for 2005 is as follows:

				Property
		Santo	San	Topia		Topia
	San	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa
	Antonio	(a)	(b)	note 4	(a)	note (4	(a)	note 4	(b)	(c)	2005

Exploration expenses:
Option payments	$4,099	$24,492	$93,516	$-		$-		$-		$-	$122,107
Analysis	18,553	9,414	2,814	78,142		14,909		7,571		14,952	146,355
Drilling	13,986	160,900	85,176	423,324		-		353,057		80,209	1,116,642
Field costs	906	1,851	1,058	31,928		556		776		850	37,925
Geology	86,907	62,971	62,298	288,302		75,529		47,059		77,834	700,900
Land taxes	11,277	1,640	1,886	44,171		6,813		-		-	65,787
Project administration	29,998	1,237	2,267	106,942		282		6,340		3,606	150,672
	165,726	262,505	249,015	972,809		98,089		414,803		177,451	2,340,398

Cumulative expenses,
beginning of year	33,300	101,626	176,450	1,373,000		25,867		-		-	1,710,243

Cumulative expenses,
end of year	$199,026	$364,131	$425,465	$2,345,809		$123,956		$414,803		$177,451	$4,050,641

The continuity of the expenditures on the mineral properties for 2004 is as follows:

			Property
		Santo	San	Topia		Topia
	San	Nino	Taco	Main Block		II to IV
	Antonia	(a)	(b)	note 4	(a)	note (4	(a)	2004

Exploration expenses:
Option payments	$-	$38,762	$64,461	$127,280		$-		$230,503
Staking	-	-	-	-		12,602		12,602
Analysis	3,564	6,456	6,196	46,883		-		63,099
Drilling	-	-	-	732,494		-		732,494
Field costs	-	656	656	4,259		-		5,571
Geology	17,065	37,834	97,585	281,096		6,102		439,682
Land taxes	3,191	10,784	3,198	68,569		1,043		86,785
Mine rehabilitation	-	-	-	8,588		-		8,588
Miscellaneous	11	1,109	213	4,034		-		5,367
Project administration	9,469	6,025	4,141	99,797		6,120		125,552
	33,300	101,626	176,450	1,373,000		25,867		1,710,243

Cumulative expenses,
beginning of year	-	-	-	-		-		-

Cumulative expenses,
end of year	$33,300	$101,626	$176,450	$1,373,000		$25,867		$1,710,243

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

	(a)	Santo Nino Project:

On February 11, 2004, the Company entered into an option agreement (the Santo Nino Option Agreement) which grants the Company the right and option to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

Subsequent to December 31, 2006, the Company satisfied all conditions of the Santo Nino Option Agreement by making cumulative cash payments totaling US$165,000 over a three year period.

On December 7, 2006, the Company entered into a letter of intent for an option agreement with Altair Ventures Incorporated (Altair). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named San Antonio, Iran, Chirpa, and Santo Nino by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

	(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

	(c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totaling US$300,000 and issue 300,000 common shares of the Company as follows:

(i) US$20,000 (paid) and issuance of 100,000 common shares (issued) upon registration of the option agreement;

(ii) US$30,000 (paid) and issuance of 50,000 (issued) common shares on the first anniversary of registration of the option agreement.

(iii) US$50,000 and issuance of 50,000 common shares on the second anniversary of registration of the option agreement.

(iv) US$200,000 and issuance of 100,000 common shares on the third anniversary of registration of the option agreement.

If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.	Mineral property exploration expenditures (continued):

	(d)	Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

		(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;

		(ii)	US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

		(iii)	US$200,000 and issuance of 200,000 common shares by the first anniversary of the date of signing the option agreement; and

		(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement.

		(iiv)	US$700,000 by the third anniversary of the date of signing the option agreement.

		(iiiv)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

7.	Long-term debt:

(a)	Long-term debt:

	2006	2005

Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$489,067 (Cienega debt), without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 per shipment, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008.	$569,886	$947,373

Topia mine acquisition (note 4(a)) carrying value of US$646,919 (Caneles debt), without interest and discounted at an effective interest rate of 26.8% per annum, payable in two payments of US$300,000 and US$346,919 due June 2008 and 2009 respectively. Terms of the agreement requires retirement of the Caneles debt upon full payment of the Cienega debt.	753,855	1,101,267

Guanajuato mine acquisition (note 4(b))	-	4,186,880

Arcoiris concession acquisition carrying value of US$200,000 (note 4(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments over three years.	233,060	-
	1,556,801	6,235,440
Less: unamortized discount	(269,860)	(648,223)
	1,286,941	5,587,217
Current portion	1,182,814	4,841,090

	$104,127	$746,127

The face value of annual gross principal repayments on long term debt based on management’s future estimates of payments, including those under the Topia Mine Net Smelter Royalty, are as follows:

2007	$1,441,161
2008	115,640

$1,556,801

Interest accreted on long-term debt totaled $378,363 in 2006 (2005 - $357,011).

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

7.	Long-term debt (continued):

	(b)	Convertible note payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CAD$1.32 per share at the holders’ option at any time. The conversion feature of the note had a fair value of $1,006,000 using a Black- Scholes valuation model upon issue of the note. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. Interest accreted on the note payable during 2006 was $149,799.

The continuity of the convertible loan note is as follows:

	2006	2005
Convertible note – face value	$2,020,000	$-
Less. unamortized discount	(856,201)	-
	$1,163,799	$-

8.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:
The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2003	4,213,132	$2,089,939

Private placement at $0.37 per unit, net of costs (i)	2,280,500	838,077
Short form offering at $0.56 per unit, net of costs (ii)	3,783,085	1,853,621
Private placement at $0.50 per unit, net of costs (iii)	3,000,000	1,364,407
Exercise of "A" warrants at $0.45 per share	272,500	122,625
Exercise of finders’ warrants at $0.45 per share	14,460	6,507
Exercise of agents’ warrants at $0.45 per share	5,000	2,250
Consideration on Acquisition (note 4)	2,250,000	1,030,500
Issue of warrants for financing services	-	(242,602)
Reclass from contributed surplus on exercise of options	-	3,271

Balance carried forward, December 31, 2004	15,818,677	7,068,595

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

	Number of	Stated
	common shares	value

Balance brought forward, December 31, 2004	15,818,677	7,068,595

Private placement at $0.45 per unit, net of costs (iv)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (v)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (vi)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	-	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	-	27,241

Balance, December 31, 2005	47,349,431	21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (vii)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	$46,393,145

No preferred shares have been issued.

(i)

On January 14, 2004, the Company issued by private placement 2,280,500 units at a price of $0.37 per unit for gross proceeds of $843,785 and paid issue costs of $5,708. Each unit consists of one common share of the Company and one non-transferable series “C” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.45 for a period of twelve months. Directors of the Company participated by acquiring 150,000 units.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

(ii)

On March 29, 2004, the Company closed the financing under its Short Form Offering Document having an Effective Date of March 10, 2004 and issued 3,571,428 units at a price of $0.56 per unit for gross proceeds of $2,000,000 and paid issue costs of $48,907. Each unit consists of one common share of the Company and one-half of one non-transferable series “D” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series “D” share purchase warrants was extended by an additional two months. The Company issued the private placement agent 535,714 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued the agent 100,000 common shares at a price of $0.60 per share as a corporate finance fee. The agent was paid commissions of $97,472 in cash and $62,528 in the form of 111,657 agent’s units valued at $0.56 per unit. Each agent’s unit consists of one common share of the Company and one-half of one non-transferable warrant with each whole agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 per share for a period of twelve months. The fair value of agent’s warrants of $132,802 is recorded as a cost of financing and is included in contributed surplus.

(iii)

On April 23, 2004, the Company issued by private placement 3,000,000 units at a price of $0.50 per unit for gross proceeds of $1,500,000 and paid issue costs of $15,593. Each unit consists of one common share of the Company and one-half of one non-transferable series “E” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. Subsequent to the year ended December 31, 2004, the expiry date of the series “E” share purchase warrants was extended by an additional one month. The Company issued the private placement broker 450,000 agent’s warrants with each agent’s warrant entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The broker was paid a commission of $120,000. The fair value of agent’s warrants of $109,800 is recorded as a cost of financing and is included in contributed surplus.

(iv)

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross proceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder’s warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(b)	Issued (continued):

(v)

On October 5, 2005, the Company issued by private placement 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed surplus. An officer of the Company participated by acquiring 120,000 units.

(vi)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty four months. The fair value of agent’s options and the agent’s warrants of $426,500 is recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

(vii)

On June 1, 2006, the Company issued by private placement 7,500,000 units at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

Included in issued capital stock as at December 31, 2006 are nil common shares (2005 - 1,012,500) held in escrow. During the year ended December 31, 2006, 1,012,500 (2005 - 675,000; 2004 - 562,500 shares) were released pursuant to time-based provisions of the escrow agreement.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(c)	Contributed surplus:

Stated
value

Balance, December 31, 2003	$69,498

Issue of warrants for financing activities	242,602
Reclassification to common shares on exercise of warrants	(3,271)
Stock-based compensation for non-employee awards	167,099
Stock-based compensation for employee awards	226,751

Balance, December 31, 2004	702,679

Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation for non-employee awards	258,802
Stock-based compensation for employee awards	98,496

Balance, December 31, 2005	1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation for non-employee awards	3,898,774
Stock-based compensation for employee awards	774,000

Balance, December 31, 2006	$6,077,864

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the Exchange), is authorized to grant incentive stock options (options) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding common shares to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(d)	Stock options and warrants (continued):

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

As at December 31, 2006, all share options are fully vested.

The continuity of common stock options for 2005 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2004	Granted	expired	Exercised	2005

0.45	February 8, 2009	790,000	-	-	(80,000)	710,000
0.52	April 5, 2009	60,000	-	-	-	60,000
0.52	April 30, 2009	400,000	-	(400,000)	-	-
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	-	250,000	-	-	250,000
0.45	May 2, 2006	-	100,000	-	-	100,000
0.45	July 11, 2010	-	100,000	-	-	100,000
0.45	August 30, 2010	-	125,000	-	-	125,000
0.45	July 26, 2010	-	700,000	-	-	700,000
0.60	September 13, 2006	-	747,260	-	-	747,260
0.60	September 29, 2007	-	125,000	-	-	125,000
0.45	October 4, 2006	-	416,500	-	-	416,500

		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760

Weighted average exercise price		$ 0.47	$ 0.46	$ 0.52	$ 0.45	$ 0.46

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(d)	Stock options and warrants (continued):

The continuity of common stock options for 2004 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2003	Granted	expired	Exercised	2004

1.00	June 4, 2006	40,000		(40,000)	-	-
1.60	August 20, 2006	30,000		(30,000)	-	-
0.45	February 8, 2009	-	790,000	-	-	790,000
0.52	April 5, 2009	-	60,000	-	-	60,000
0.52	April 30, 2009	-	400,000	-	-	400,000
0.45	May 25, 2009	-	100,000	-	-	100,000

		70,000	1,350,000	(70,000)	-	1,350,000

Weighted average exercise price		$ 1.26	$ 0.47	$ 1.26	$ -	$ 0.47

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2006, the Company recorded compensation expense for the fair value of employee stock options of $774,000 (2005 - $98,496, 2004 - $226,754) for stock options that were granted during the year. The weighted average fair value of options granted during 2006 was $1.66 (2005 - $0.45, 2004 - $0.45) . The fair value per option was determined using the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	3.8%	3.0%	2.5%
Dividend yield	0.0%	0.0%	0.0%
Expected life	2.0 years	2.0 years	2.0 years
Volatility	79.1%	70.0%	111.1%

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. During the year ended December 31, 2006, the Company recorded compensation expense for the fair value at stock options of $3,898,774 (2005 - $258,802, 2004 - $167,099) granted during the year. The weighted average fair value of options granted during the year was $1.88 (2005 - $0.51, 2004 - $0.49) .. The average fair value per option was determined using the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	3.8%	3.4%	3.2%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.1 years	4.1 years	2.7 years
Volatility	61.6%	82.0%	84.3%

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(e)	Warrants:

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December				December 31,
			31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.65	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-
			21,882,982	4,811,253	(12,898,357)	-	13,795,878

The continuity of warrants for 2005 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2004	Issued	Exercised	Expired	2005

Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	-	(1,140,000)	(575,000)	-
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	-	(1,142,500)	(1,138,000)	-
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	-	(96,000)	(1,689,714)	-
Agents' Warrants	0.62	Mar. 28, 2005	591,543	-	-	(591,543)	-
Series "E" Warrants	0.62	May 27, 2005	1,500,000	-	-	(1,500,000)	-
Agents' Warrants	0.62	Apr. 22, 2005	450,000	-	-	(450,000)	-
Series "F" Warrants	0.62	June 28, 2006	-	1,039,861	-	-	1,039,861
Agents' Warrants	0.62	June 28, 2006	-	127,500	-	-	127,500
Series "F" Warrants	0.62	July 18, 2006	-	1,139,611	-	-	1,139,611
Finders' Warrants	0.62	July 18, 2006	-	48,200	-	-	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	-	4,034,000	-	-	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	-	2,147,500	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	-	4,103,200	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	-	410,320	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	-	8,096,800	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	-	735,990	-	-	735,990
			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.	Capital stock (continued):

(e)	Warrants (continued):

The continuity of warrants for 2004 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2003	Issued	Exercised	Expired	2004

Purchase Warrants	1.20	Sept.27, 2004	25,000	-	-	(25,000)	-
Series "A" Warrants	0.45	Oct.22, 2004	362,500	-	(272,500)	(90,000)	-
Finders' Warrants	0.45	Oct.22, 2004	29,000	-	(14,460)	(14,540)	-
Series "B" Warrants	0.45	Dec.22, 2004	1,715,000	-	-	-	1,715,000
(extended to)		Mar. 22, 2005
Agents' Warrants	0.45	Dec.22, 2004	325,850	-	(5,000)	(320,850)	-
Series "C" Warrants	0.45	Jan. 13, 2005	-	2,280,500	-	-	2,280,500
Series "D" Warrants	0.62	Mar. 28, 2005	-	1,785,714	-	-	1,785,714
(extended to)		May 27, 2005
Agents' Warrants	0.62	Mar. 28, 2005	-	591,543	-	-	591,543
Series "E" Warrants	0.62	Apr. 22, 2005	-	1,500,000	-	-	1,500,000
(extended to)		May 27, 2005
Agents' Warrants	0.62	Apr. 22, 2005	-	450,000	-	-	450,000
			2,457,350	6,607,757	(291,960)	(450,390)	8,322,757

9.	Related party transactions:

The Company entered into the following transactions with related parties:

(a)

Paid or accrued consulting fees totaling $197,750 (2005 - $170,880; 2004 - $111,757) to a company controlled by a director of the Company, $162,628 (2005 - $84,407; 2004 - $40,360) to a company controlled by an officer of the Company and $190,500 (2005 - $102,076; 2004 - $82,335) to a director of the Company respectively.

(b) Paid or accrued office rental and administration totaling $101,060 (2005 - $78,388; 2004 - $43,462) to a company controlled by a director of the Company.

10.	Income taxes:

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2006	2005

Net income (loss) before tax	$(14,974,421)	$(5,602,199)
Canadian income tax rate	34.12%

Income tax recovery expected	(5,109,272)	(1,911,470)
Items not deductible	1,766,992	121,910
Difference in tax rates	809,932	252,662
Benefit of tax attributes not recognized and other items	2,642,364	1,166,384

	$110,016	$(370,514)

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

10.	Income taxes (continued):

	2006	2005	2004
Current	$127,475	$-	$-
Deferred	(17,459)	(370,514)	-
	$110,016	$(370,514)	$-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Future income tax assets:
Mineral property, plant and equipment and related debt	$1,033,103	$1,403,250
Office equipment financing and other	442,343	506,882
Capital losses	300,285	344,170
Non-capital losses	6,095,103	2,700,003
Total future income tax assets	7,870,834	4,954,305

Valuation allowance	(7,585,674)	(4,686,604)
Future income tax assets, net of allowance	285,160	267,701

Future income tax liabilities:
Mineral properties	(285,160)	(285,160)
	$-	$(17,459)

At December 31, 2006, the Company had operating losses of $20,988,000 (2005 - $8,795,000; 2004 - $2,805,000) and capital losses of $1,934,816 (2005 - $1,989,000; 2004 - $1,989,000). The operating losses at December 31, 2006 includes $7,285,000 (2005 - $3,881,000; 2004 - $2,647,000) in Canada and $13,703,000 (2005 - $4,914,000; 2004 - $158,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2026.

11.	Financial instruments:

(a)	Fair value:

The carrying value of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value due to the short- term nature of the items. The fair value of long-term debt to third parties approximate their carrying value as their term reflect estimated market terms at December 31, 2006.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

11.	Financial instruments (continued):

	(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements of instruments to fix interest rates.

	(c)	Concentration of credit risk and business concentrations:

The Company earns substantially all of its revenue from one customer.

To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

The Company operates in one segment, being the exploration and development of mineral properties. Substantially all mineral properties, plant and equipment is located in Mexico. The remaining office equipment is located in Canada.

12.	Subsequent events:

Subsequent to December 31, 2006 the Company received proceeds of $798,312 from the exercise of 807,014 warrants and 112,500 options.

13.	Reconciliation between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Income taxes:

As described in note 2(m), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. For each of the years ended December 31, 2006, 2005 and 2004, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

	(b)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(b)	Stock-based compensation (continued):

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non- employee awards are accounted for under the fair value method under both Canadian and US GAAP There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2006.

	(c)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(d)	Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 7(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible note issued in 2006 Applying US GAAP, the convertible note at December 31, 2006 would be recorded at its face value of $2,020,000 and no value would be assigned to an equity component of the convertible note. In addition, accretion on the calculated debt discount on the convertible note under Canadian GAAP aggregating $149,799 (2005 and 2004 - Nil) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable	1,163,799	2,020,000		-
Share capital	46,393,145	52,604,350	21,536,440	27,747,645
Contributed surplus	6,077,864	6,092,864	1,638,819	1,653,819
Equity component of
convertible note	1,006,000			-
Deficit	(24,927,178)	(31,003,584)	(9,842,741)	(16,068,946)

(e)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

(f)	Recent accounting pronouncements:

(i)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so or a new standard specifically indicates otherwise. This is a change from the preceding practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made after December 31, 2005 and the adoption of this standard had no significant effect on the company’s results of operations or financial position.

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(f)	Recent accounting pronouncements (continued):

(ii)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements for periods ending after November 15, 2006. The adoption of this interpretation did not result in any adjustment being recognized in the consolidated financial statements.

	(f)	Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i) Share capital and contributed surplus:

	2006	2005

Share capital and contributed surplus, under
Canadian GAAP	$52,471,009	$23,175,259
Adjustment for stock-based compensation for
employees (note 13(b))	15,000	15,000
Reversal of recapitalization of deficit (note 13(c))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$58,697,214	$29,401,464

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

13.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(g)	Reconciliation (continued):

(ii)	Deficit:

	2006	2005

Deficit, under Canadian GAAP	$(24,927,178)	$(9,842,741)
Adjustment for stock-based compensation for
employees (note 13(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 13(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 13(a))	149,799	-

Deficit, under US GAAP	$(31,003,584)	$(16,068,946)

(iii)	Loss and loss per share:

	2006	2005	2004

Loss for the year, under
Canadian GAAP	$(15,084,437)	$(5,231,685)	$(2,893,657)
Interest accreted on convertible
loan note (note 13(d))	149,799	-

Loss for the year, under US GAAP	$(14,934,638)	$(5,231,685)	$(2,893,657)

Basic and diluted loss per share, under
US GAAP	$(0.25)	$(0.22)	$(0.22)
Weighted average number of common
shares, basic and diluted	59,720,424	23,986,543	13,443,920

GREAT PANTHER RESOURCES LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Accounting and audit	$390,020	$192,148	$84,664
Automobile	-	5,503	2,452
Bad debt expense	-	150,000	-
Bank charges and interest	41,633	12,673	6,515

Consulting	690,164	468,989	189,140
Filing fees	245,899	22,949	45,179
Foreign exchange	(10,358)	19,294	(33,504)
General exploration and mine expenses	382,870	275,974	60,562

Insurance	185,795	11,537	-
Investor relations	869,047	219,609	110,741
Legal	254,605	126,769	57,446
Office costs	155,766	17,540	22,593

Office supplies	336,811	124,403	14,065
Printing	40,901	19,879	17,383
Rent	140,936	70,570	27,191
Salaries	-	17,387	22,564

Telephone	28,272	13,278	5,265
Transfer agent fees	33,589	16,038	9,780
Travel	287,973	201,910	68,369

	$4,073,923	$1,986,450	$710,405

Form 52-109F1

Certification of Annual Filings

I, Kaare G. Foy, Chief Financial Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 30, 2007

“Kaare G. Foy”
Kaare G. Foy
Chief Financial Officer

Form 52-109F1

Certification of Annual Filings

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 30, 2007

“Robert A. Archer”
Robert A. Archer
President and Chief Executive Officer

ITEM 18           Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19            Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.	Instruments Defining Rights of Security Holders

2.1	Form of Series A Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.2	Form of Series B Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.3	Form of Series C Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.4	Form of Series D Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.5	Form of Series E Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.6	Stock Option Plan (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.	Material Contracts

3.1

Share Purchase Agreement dated December 9, 2003 with Robert A. Archer and Ing. Francisco Ramos Sánchez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.2

Option Agreement dated February 11, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Eduardo Rodriguez Chávez, acting in representation of Alfredo Rodriguez Chávez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.3

Agreement dated February 18, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.4

Agreement dated February 28, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.	Subsidiaries

4.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.3	Metalicos de Durango, S.A. de C.V.

4.4	Minera de Villa Seca, S.A. de C.V.

4.5	Minera Exploraciones el Rosario, S.A. de C.V.

5.	Code of Ethics

5.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Kaare G. Foy.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Kaare G. Foy.

8.	Additional Exhibits

8.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT PANTHER RESOURCES LIMITED

Per: /s/ Kaare G. Foy

Kaare G. Foy
Chairman and Chief Financial Officer
(Principal Financial Officer)

Dated : May 8, 2007

__________________________________________

i This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.

ii This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000

iii October 12, 2006 press release.