Form 20-F
period 2007-12-31
Great Panther Resources LTD
filed 2008-04-03
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

There were 80,744,352 common shares, without par value, issued and outstanding as of December 31, 2007.

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

Large accelerated filer [   ]        Accelerated filer [X]        Non-accelerated filer [   ]

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

As used in this annual report, the terms "we", "us", "our", and "Great Panther" mean Great Panther Resources Limited, and our subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., Exploraciones Mineras el Rosario S.A. de C.V. and/or New Age Investments Inc., unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1               Identity of Directors, Senior Management and Advisers

       A. Directors and Senior Management

Name	Position	Business Address

Robert A. Archer	President & CEO	Vancouver, BC

Kaare G. Foy	Executive Chairman	Vancouver, BC

Malcolm A. Burne	Director	London, UK

John T. Kopcheff	Director	Perth, Australia

A. Michael Turko	Director	Vancouver, BC

Raakel S. Iskanius	Chief Financial Officer	Vancouver, BC

Charles P. Brown	Chief Operating Officer	Vancouver, BC

Francisco Ramos Sanchez	VP, Business Development	Queretaro, Mexico

Robert F. Brown	Vice President, Exploration	Vancouver, BC

Wendy M. Ratcliffe	Corporate Secretary	Vancouver, BC

       B. Advisers

Name	Position	Business Address
Michael Sikula	Legal Adviser	West Vancouver, BC
Enrique Del Bosque	Legal Adviser	Mexico City, Mexico

       C. Auditors

Name	Position	Business Address
KPMG LLP	Auditors	Vancouver, BC

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.        Selected Financial Data

The following financial data summarizes selected financial data for our Company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2007. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below as at December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, is derived from our audited financial statements which are included in this Annual Report on Form 20-F. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects". The data is presented in Canadian dollars, unless otherwise stated.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2007	2006	2005	2004	2003
Sales or Operating Revenue	17,487,070	7,069,442	-	-	-
Cost of Sales	16,116,633	7,119,047	-	-	-
General & administrative, mineral property exploration expenses, accretion, and stock- based compensation	12,627,670	13,049,488	4,836,932	2,931,833	272,151
Amortization and depletion of mineral properties, plant and equipment	3,603,668	1,421,769	12,579	2,719	1,970
Income (Loss) From Operations	(14,860,901)	(14,520,862)	(4,849,511)	(2,934,522)	(274,121)
Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)	(2,893,657)	(273,738)
(Loss) per Common Share – basic and diluted	(0.27)	(0.25)	(0.22)	(0.22)	(0.16)
Total Assets	31,053,110	32,132,259	19,218,970	3,788,331	1,001,244
Net Assets	21,196,469	28,549,831	13,382,428	3,160,218	703,813
Capital Stock	56,988,447	46,393,145	21,536,440	7,068,595	2,089,939
Number of Common Shares (adjusted to reflect consolidation of common shares)	80,744,352	69,797,348	47,349,431	15,818,677	4,213,132
Long-Term Debt	4,117,236	2,450,740	5,587,217	-	-
Cash Dividends per Common Share		-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2007	2006	2005	2004	2003
Sales or Operating Revenue	17,487,070	7,069,442	-	-	-
Cost of Sales	16,116,633	7,119,047	-	-	-
General & administrative, mineral property exploration expenses, accretion, and stock- based compensation	12,627,670	13,049,488	4,836,932	2,931,833	272,151
Amortization, asset write-down and depletion of mineral property, plant and equipment	3,603,668	1,421,769	416,213	2,719	1,970
Income (Loss) From Operations	(14,860,901)	(14,520,862)	(5,253,145)	(2,934,552)	(274,121)
Loss for the period	(19,323,049)	(14,934,638)	(5,231,685)	(2,893,657)	(273,738)
(Loss) per Common Share – basic and diluted	(0.27)	(0.25)	(0.22)	(0.22)	(0.16)
Total Assets	31,053,110	32,132,259	19,218,970	3,789,696	1,014,974
Net Assets	19,155,080	27,693,630	13,382,428	3,161,583	717,543
Capital Stock	63,199,652	52,604,350	27,747,645	13,279,800	8,301,144
Number of Common Shares (adjusted to reflect consolidation of common shares)	80,744,352	69,797,348	47,349,431	15,818,677	4,213,132
Long-Term Debt	6,158,625	3,306,941	5,587,217	-	-
Cash Dividends per Common Share		-	-	-	-

Disclosure of Exchange Rate History

On March 20, 2008, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.0269.

For the past five fiscal years ended December 31, 2007 and for the period between December 1, 2007 and February 29, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars and based upon the exchange rate as determined above:

Year/Month End	Average	Low/High

December 31, 2003	$1.4015	not applicable

December 31, 2004	$1.3015	not applicable

December 31, 2005	$1.2116	not applicable

December 31, 2006	$1.1341	not applicable

December 31, 2007	$1.0740	not applicable

September 30, 2007	not applicable	$1.0222/$1.0287to

October 31, 2007	not applicable	$0.9725/$.09786

November 30, 2007	not applicable	$0.9617/$0.9716

December 31, 2007	not applicable	$0.9990/$1.0076

January 31, 2008	not applicable	$1.0060/$1.0149

February 29, 2008	not applicable	$0.9952/$1.0035

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

Similarly, at the Guanajuato Mine Complex, with its estimates of historic production ranging from 700 million ounces to 1.5 billion ounces of silver and 4 to 7 million ounces of gold since 1548, with extensive exploration work done to date, with current physical mining and with the production of increasing quantities of silver and gold concentrates, it is nevertheless too early to determine the full extent of the ore bodies in accordance with Canadian NI 43-101.

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

Since we have only recently begun mining and further development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from 2004 through 2006, consisted primarily of locating and acquiring the interest in the properties that we currently hold. In the first part of 2006, we commenced production at the Topia Mine and limited production at the Guanajuato Mine Complex, and only increased production at both locations in the second half of 2006. 2007 was the first year in which both mines were in full production. For the year ended 2007, we generated $17,487,070 in revenue, compared to $7,069,442 and $0 for the twelve month periods ending December 31, 2006 and 2005, respectively. Although we have prepared internal mining plans and cash flow analyses for the Topia Mine and Guanajuato Mine Complex, we have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain a sufficient amount of recoverable reserves. We recognize that if we are unable to generate significant revenues from our mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

The fact that we have generated significant revenues for only two years raises some doubt about our ability to continue as a going concern.

We have generated revenues for two years since beginning our mining and exploration activities in Mexico. We may continue to incur greater operating expenses than revenues until all our mining properties are sufficiently developed to sustain commercial production and as a result, we may need to undertake further financing. There can be no assurance that we will be able to successfully mine, develop and explore our mining properties or that viable reserves exist on our properties for extraction. If we are unable to generate sufficient cash inflow to support our business activities during the fiscal year ending December 31, 2008, we may be forced to delay, scale back, or eliminate our mining and exploration activities.

Because we have only recently begun to earn revenue from our business, we may need to raise additional funds for the further exploration and development of our mining claims and to respond to unanticipated requirements or expenses. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if it is required. The most likely source of future funds presently available to our Company is through the sale of equity capital. All of these circumstances raise some doubt about its ability to continue as a going concern. The report of the independent registered public accounting firm on our 2007 annual financial statements includes an additional explanatory paragraph that states that conditions or events exist, which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

We are dependant on the services of certain key officers, namely Robert Archer, Kaare Foy and Charles Brown, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in Mexico, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert A. Archer, our President, CEO and a director, Kaare G. Foy, Executive Chairman and Charles Brown, our Chief Operating Officer. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

As our operating expenses currently exceed our revenue from mineral sales, we may be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs and mining operations, may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2007, there are also outstanding common share purchase warrants and options exercisable into 10,378,074 common shares which, if exercised, would represent approximately 11.4% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We may require significant additional funding to meet our business objectives which include expanding our current mining facilities and operations, further developing our existing exploration properties and acquiring additional mineral properties. We may not be able to obtain additional financing on reasonable terms, or at all, depending on market conditions and the market sentiment towards the Company. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically reduce mining and exploration activities, and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity as there is no limit to the number of authorized common shares. There are no other plans to obtain financing, if needed, other than through equity financing.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2008 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

On February 11, 2004, we entered into an option agreement granting our Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totaling US$165,000 with no underlying NSR and no work commitments. We made cash payments totaling US$20,000 during the year ended December 31, 2004, cash payments totaling US$20,000 during year ended December 31, 2005, cash payments totaling US$30,000 during the year ended December 31, 2006 and cash payments totaling US$95,000 during the year ended December 31, 2007, thus fulfilling all conditions of the option agreement.

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

On June 30, 2005, we entered into an agreement to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Silver-Lead-Zinc Mine located in the Municipality of Topia, State of Durango, Mexico. Upon signing the agreement, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 owed) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% NSR. We have the option of paying out the debt in full at any time. During 2006, a total of US$628,507 was paid in respect of the Topia Mine debt, being US$328,507 to La Cienega subsidiary of Peñoles and US$300,000 to the vendor, Cia Minera de Caneles y Topia S.A. de C.V (“Caneles”). During 2007, a total of US$1,135,986 was paid in respect of the Topia Mine debt, being US$486,067 to La Cienega and US$646,919 to Caneles. All debt with respect to the Topia Mine has been repaid at December 31, 2007.

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

On February 28, 2006, the TSX Venture Exchange elevated our classification from a Tier 2 company to a Tier 1 company.

On March 8, 2006, we purchased a 100% interest in the Arcoiris concession. The agreement required a cash payment of US$20,000 upon signing of the purchase agreement (paid) and additional staggered payments totalling US$280,000 (US$180,000 paid) over a three year period. The 100 hectare Arcoiris concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own Topia Mine Property. In addition, the new claim contains much of the Don Antonio vein, from which Peñoles produced silver-lead-zinc in the past.

On May 24, 2006, we announced the purchase of 3.88 hectares of land adjacent to the plant at our Guanajuato Silver-Gold Mine Complex from Sociedad Cooperativa Minero Metalurgica Santa Fe de Guanajuato for a total of US $690,425. A payment of US$201,825 was made at the time of signing of the purchase agreement. The remaining US$488,600 was paid during the 5-month period that followed.

On June 1, 2006 we closed a private placement offering (the "Offering"), with Jennings Capital Inc. (“Jennings”), as underwriter, of 5,000,000 units of the Company ("Units"), on an underwritten basis, at a price of $2.00 per Unit to raise gross proceeds of $10,000,000. Jennings elected to exercise the over-allotment option to sell up to an additional 2,500,000 units at a price of $2.00 per unit for gross aggregate proceeds of $15,000,000.

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

On July 7, 2006, Great Panther appointed Mr. A. Michael Turko to its board of directors.

On September 11, 2006, we signed an option agreement to acquire a 100% interest in the Mapimi Project in eastern Durango State, Mexico. The project consists of 17 concessions comprising 3,508 hectares and hosts significant silver-lead-zinc-gold mineralization with excellent potential for a large bulk tonnage deposit. The property is bisected by paved highway approximately 100 kilometres from Peñoles' smelter at Torreon and as such, the infrastructure is considered excellent. Terms of the agreement call for the Company to make 6 staged cash payments and share issuances totalling US$3,000,000 (US$300,000 paid) and 500,000 shares (400,000 issued), over a period of 4 years. If the option is exercised, the vendors will retain a 3% NSR, each 0.5% of which, up to 2%, can be purchased for US$500,000.

On November 13, 2006, our common shares began trading on the TSX with the trading symbol “GPR”. Subsequently, we were de-listed from the TSX Venture Exchange.

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”) whereby Altair has the option to earn 70% interest in four of our mining claims: San Antonio, Santo Nino, Iran, and Chirpa. The terms of the agreement stipulate that Altair will make three staged payments and share issuances to Great Panther totalling US$200,000 and 200,000 shares over a period of 3 years. Over the same period, Altair must spend a total of US$1,000,000 in exploration on the project. Great Panther will be the operator of the exploration program. The agreement required Altair make a cash payment of US$30,000 upon signing of the agreement (received) and issue 100,000 shares (received).

On May 30, 2007, the Company chose to forfeit all rights and options to the Virimoa Property located in the Topia Mining District, State of Durango. No payments were made in 2007 with respect to the option agreement.

On August 2, 2007, we paid a cash instalment of US$100,000 with respect to its May 8, 2006 option agreement to purchase the Arcoiris Concession.

On August 28, 2007, issued a second share allotment of 200,000 and on September 6, 2007, we paid a cash instalment of US$200,000 with respect to its September 11, 2006 option agreement to purchase the Mapimi Project. The shares were subject to a holding period, which December 29, 2007.

On December 27, 2007, we signed an agreement to purchase of 0.2804 hectares of land adjacent to our Guanajuato Silver-Gold Mine Complex from Sociedad Cooperativa Minero Metalurgica Santa Fe de Guanajuato for a total of US$320,530. Payment will be made in two instalments, US$45,790 and US$274,740, on March 31, 2008 and June 30, 2008, respectively.

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

More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. During 2007, ongoing exploration development of the mine continued to demonstrate high grades of silver-lead-zinc in relatively narrow veins. In addition, new underground drilling and chip-sampling has demonstrated very good potential on the yet unmined parts of the Don Benito and La Dura veins.

Vein widths are typically narrow, (0.2 to 1.0 meter). The Company is successfully utilizing a resuing method of stope mining whereby the waste material adjacent to the vein is mined first to provide the waste-rock floor onto which the narrow vein is cleanly mined.

Immediately behind the plant, a decline ramp from the main access adit (tunnel), Level 'A', has intersected the Argentina vein both on and above the Level 2. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of wider high grade silver-lead-zinc veins. A sub-level above Level 2 has been driven “on-vein” to explore the immediate area around the intersection of the closest surface drill hole (A04-04 from Great Panther's 2004 program that returned grades of 644 g/t Ag, 11.9% Pb and 3.1% Zn over 0.96 metres and 571 g/t Ag, 8.4% Pb, and 2.6%Zn over 0.40 metres in 2 closely spaced veins). The Level 2 and associated sub-level will provide the base for stope preparation and stoping during 2008.

Deeper drilling from surface of the Argentina Vein was underway at the end of 2007 to outline the deeper potential to support further development of the mine to Levels 3, 4 and 5.

Production - Topia Mine

The production capacity of the processing plant has been increased to 200 tonnes per day (tpd) with the commissioning of the third and largest mill.

For the year, throughput at the plant was 33,605 tonnes at a head grade of 300 g/t Ag, 0.71 g/t Au, 2.44% Pb and 3.04% Zn, or 21.85 oz Ag Eq per tonne.

Average recoveries of 86.1% for Ag, 84.3% Au, 89.6% Pb and 82.9% Zn were realized which resulted in the production of 279,441 oz Ag, 643 oz Au, 1,619,560 lbs Pb and 1,867,712 lbs Zn for a silver equivalent production of 625,726 ounces.

A summary of production at Topia for 2007 is as follows:

	FY07-Q1	FY07-Q2	FY07-Q3	FY07-Q4	TOTAL

Tonnes milled	8,161	7,407	9,509	8,528	33,605

Silver ounces	72,437	58,270	65,884	82,850	279,441
Gold ounces	148	126	128	241	643
Lead tonnes	204	153	184	194	735
Zinc tonnes	252	189	204	202	847

Silver equivalent ounces (Ag eq oz)	171,891	133,522	148,490	171,823	625,726

In addition to the material processed for the Company’s account, an additional 11,143 tonnes were processed for various local miners. Custom milling utilizes excess capacity and provides additional income

Cash cost of sales was CDN$6,212,737 for 2007. This includes costs the Company incurred in the direct purchase of minerals from various independent miners.

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

In addition to the Rayas and Cata Mines, mining is currently being conducted in the San Vicente North, Promontorio and Guanajuatito areas, which are accessible by ramps. San Vicente North is adjacent to the southeast side of the old Animas Mine, where surface drilling by Great Panther in 2006 intersected zones of previously unknown high grade silver-gold mineralization. Mining at Guanajuatito is pursuing a zone of high grade mineralization intersected by the Company’s surface drilling in late 2005 and 2006. At Promontorio, development is progressing to access an area from where encouraging drill intersections were reported during 2007. Mining at the Cata Mine is focused on an area below the previously worked Cata Clavo where recent drilling results indicate that the high grade mineralization extends at depth.

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

From Q4 2005 to year-end 2007, the surface diamond drilling program at Guanajuato totaled 14,619 metres in 86 holes and was highly successful in identifying and delineating new zones of silver-gold mineralization. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings and the utilization of existing infrastructure means that these zones can be developed quickly and cost-effectively.

In December 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below our tailings dam at the Guanajuato Mine Complex in order to protect the area from any possible development. The Company has received clear title to the new property.

Production - Guanajuato Mine Complex

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 on easily accessible low grade stockwork zones. The development of high grade zones did not proceed as quickly as originally anticipated however, and only in 2007 did these reach the point where they were contributing to production. As such, the average head grades at Guanajuato remained low for 2006 and only slowly improved through most of 2007. With increasing production from the higher grade areas of the mines and the vigilant implementation of grade control procedures, the average grade for the mine improved significantly such that in December, grades were more than twice what they were at the start of the year.

The plant at Guanajuato contains three ball mills and the Company initiated production with one ball mill, brought a second on stream in November 2006, and commissioned the third ball mill in 2007. A metallurgical testwork program, directed by a senior Canadian metallurgist, was initiated in the fourth quarter of 2007 to assess the plant upgrades necessary to improve plant recovery and concentrate quality. Improvements are already being experienced as a result of this program.

Total throughput for 2007 amounted to 203,968 tonnes at an average grade of 108 g/t Ag and 0.80 g/t Au, or 4.76 oz of silver equivalent (Ag Eq oz) per tonne of ore mined. The recovered Ag Eq oz mill production totaled 710,903 Ag Eq oz.

A summary of production at Guanajuato for 2007 is as follows:

	FY07-	FY07-	FY07-	FY07-
	Q1	Q2	Q3	Q4	TOTAL
Tonnes milled	49,761	48,403	60,031	45,773	203,968

Silver ounces	106,646	131,683	155,272	127,624	521,225
Gold ounces	798	903	1,147	946	3,794

Silver equivalent
ounces (Ag Eq oz)	146,552	176,828	212,617	174,906	710,903

At Guanajuato, total production costs for FY07 totalled CDN$9,903,896. The Company anticipates 2007 production costs, on a per silver ounce basis, at Guanajuato to be lower with the achievement of higher grades.

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

A first phase exploration program is underway and consists of detailed geological mapping and re-sampling of outcrops, adits and trenches; an airborne geophysical survey and ground induced polarization geophysical survey; and a 5,000 metre core drilling program, which commenced in December 2006 has increased the confidence level of the resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc.

In March, 2008 Wardrop delivered an updated NI 43-101 compliant mineral resource estimate for the La Gloria / Las Palmitas Zones on the Company’s Mapimi. The new estimate effectively upgraded the previous resource of 22.3 million silver equivalent ounces (Ag Eq Oz) from the Inferred to the Indicated category and added an additional 6.3 million Ag Eq Oz in the Inferred category for a global resource of 28.6 million recoverable Ag Eq oz.

The final report itself will be posted on the Company’s website and on SEDAR once it is received from Wardrop (anticipated by early April 2008).

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

On February 2, 2007, the Company entered into an agreement with Altair Ventures Incorporated by which Altair was granted an option to earn a 70% interest in the San Antonio property. Altair may exercise the option by making staged cash payments of US$200,000, (of which $30,000 has been received by the Company during 2007), issuing 200,000 Altair common shares (of which 100,000 have been issued) to the Company and incurring a minimum US$1 million of exploration expenditures over a three-year period. Highlights of 2007 fieldwork are discussed in further detail in section G of this document.

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

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property. No field work was conducted on the property during 2007.

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

For the year ended December 31, 2007, we earned $17,487,070 in revenue from our Topia and Guanajuato mining operations. Revenues for 2006 were $7,069,442.

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

In accordance with the Federal Duties Law ("LFD") the holder of an exploration or exploitation concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area. These fees are determined per hectare as follows:

1.	during the first and second year, 4.60 Mexican Pesos (approximately $0.41) per hectare;

2.	from the third and fourth year, 6.88 Mexican Pesos (approximately $0.62) per hectare;

3.	the fifth and six year, 14.24 Mexican Pesos (approximately $1.28) per hectare;

4.	the seventh and eight year, 28.64 Mexican Pesos (approximately $2.58) per hectare;

5.	the ninth and tenth year, 57.26 Mexican Pesos (approximately $5.15) per hectare and;

6.	the eleventh year and subsequent years, 100.79 Mexican Pesos (approximately $9.07) per hectare.

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

The investment in exploration work must be at least equal to the amount resulting from applying the following table to the number of hectares covered by the exploration concession or by the grouping of mining concessions:

Surface Area (hectares)	Minimum Annual Expenditure (Mexican Pesos)	Additional Minimum Annual Expenditure Per Hectare (Mexican Pesos)
		1st Year	2nd to 4th Year	5th and 6th Year
From 1 to 30	--	7.93	31.72	47.57
From 31 to 100	--	15.86	63.43	95.15
From 101 to 500	792.90	31.72	95.15	190.30
From 501 to 1,000	2,378.70	29.34	90.39	190.30
From 1,001 to 5,000	4,757.40	26.96	87.22	190.30
From 5,001 to 50,000	16,650.90	24.58	84.05	190.30
From 50,001 onwards	158,580.00	22.20	79.29	190.30

In the case of groupings of exploration concessions, the additional fee per hectare is applied based on the date of issuance of the oldest concession which is part of the grouping.

The investment in exploitation work must be at least equal to the amount resulting from applying the following table to the number of hectares covered by the exploitation concession or by the grouping of concessions:

Surface Area (hectares)	Minimum Annual Expenditure (Mexican Pesos)	Additional Minimum Annual Expenditure Per Hectare (Mexican Pesos)

From 1 to 30	--	47.57
From 31 to 100	--	95.15
From 101 to 500	792.90	190.30
From 501 to 1,000	2,378.70	380.59
From 1,001 to 5,000	4,757.40	761.18
From 5,001 onwards	16,650.90	1,522.37

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

2.

Metalicos de Durango, S.A. de C.V., a company incorporated in the United States of Mexico on July 12, 2005. This operational subsidiary is responsible for the day-to-day affairs and operations of the Topia Mine.

3.

Minera de Villa Seca, S.A. de C.V., a company incorporated in the United States of Mexico on October 5, 2005. This operational subsidiary is responsible for the day-to-day affairs and operations of the Guanajuato Mine.

4.

Minera Exploraciones el Rosario, S.A. de C.V., a company incorporated in the United States of Mexico on February 20, 2007 is responsible for the exploration and further development of the Company’s mineral properties.

5.	New Age Investments Inc., a company incorporated in the Province of Alberta. This company is presently inactive.

G.        Property, Plant and Equipment

We rent executive and administrative office space located at Suite 350 and Suite 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $11,200 per month.

Our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), rents office space at Camino del Amanecer 409, Los Remedios, Durango, DGO, Mexico, for the sum of $7,280 Mexican Pesos (approximately $660) per month.

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

We rent land for the tailings dam located in Topia, DGO, Mexico, for the sum of US$1,060 (approximately CAD$1,051) per month.

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

All payments due to the optionor have been made as of December 31, 2007.

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return. After the debt is repaid, there is no further NSR. As of December 31, 2007, the remaining debt balance is fully paid.

Other than discussed above, there are no other Net Smelter Return royalties, or other royalties payable, and there are no work commitments.

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totalling US$280,000 (US$180,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

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

The Victoria portal is one exception to this, whereby it was designed to be the focal point of the operation for veins east of the Victoria Fault. The Victoria portal is located at the 1,450 metre elevation well below most of the productive stopes. This adit crosses through the Victoria fault within a few hundred metres of its mouth and then extends 1,700 metres to the north intersecting the Oliva, Madre, Cantanranas and Argentina veins, all on the eastern side of the Victoria fault. It is at an elevation well below the mill requiring production ore to be hauled up the steep, narrow dirt roads. The ore dump at the Victoria portal has been washed out and will require some major repairs before it can be used again. This level also drains many of the upper levels with about 10 litres per second of water flowing out the portal. In operating times this water was pumped up to the mill for use as process water. The Victoria adit is currently being rehabilitated in order to facilitate the development of production stopes on the Argentina Vein.

(i) Veta Madre

The principle ore source at Topia has been the Veta Madre (“Mother Vein” or “Mother Lode”). This vein has been mined over a strike length of more than three kilometres. Early work was focused primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1,522m elev.), the Tres Varones (1,580m elev.) and Don Benito (1,622m elev.) levels. Although longitudinal sections are available for most of the other veins, the long section of the Veta Madre best shows the lateral extent of the mineralization and mine workings at Topia.

One of the prospects for ore is between the Tres Varones and Cocinera levels of the Veta Madre. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level. However, these small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept. This intercept is west of a major dyke and about 200 metres west of any workings. There is also potential to the east where mineralization is thought to extend. However, there are no drill intercepts in this area. The Veta Madre is also unexplored in the area of the Victoria fault but the vein appears to be faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

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

(v) Las Papas

The Las Papas area is located about ten kilometres northeast of Topia. There are 3 known veins with minor underground development and only the Vicente vein has been stoped. At Las Papas the veins occupy both the vein and main fault orientation seen at Topia. Another significant difference in this area is that the Ag:Au ratio is much lower being between 10 and 20 to one instead of the 300 to 1 seen typically at Topia.

(vi) Previous Exploration

Most of the historical exploration on the Topia property has been conducted by tunneling on veins found in either crosscuts or on surface. In the Peñoles era, veins were both mapped and sampled, but in the subsequent ten years little geological work seems to have been maintained. In total over 24 kilometres of horizontal tunnels exist on the various veins and connecting them.

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

In order to bring these resources into a reserve category, Wardrop would have to conduct a more detailed analysis of the costs at the Topia Mine.

e. Exploration

The Company has conducted extensive work on the Topia property as far back as 2004. The diamond drill program conducted between June 2004 and February 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine.

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

The Animas vein has continued to demonstrate good gold grades. For example, hole ST07-36, returned 2.58 g/t Au over 2.50 metres, while individual samples in other holes returned assays up to 12.70 g/t Au.

During 2006, mining on the Animas vein was conducted on three levels, 1420, 1430, and 1550 (note that levels are named according to metres above mean sea level, so level 1550 is 130m higher than level 1420). Underground sampling from levels 1430 down to 1380 showing excellent gold grades was reported on October 12, 2006 and the surface drilling is designed to test the vein along strike and to depth. Drill holes ST06-030, 031, and 032 targeted the Animas vein east of the 1430 workings, and below the 1550 level. All three holes were successful, with the best intersection in ST06-032 of 2.43g/t gold, 315g/t silver, 0.9% lead, and 9.0% zinc over 0.4m (see summary of results in the table below. Drill hole ST06-033 was a test of the Animas vein at depth, and intersected the vein at approximately the 1300 metre level, well below existing workings, with 2.85 g/t gold and 42.9 g/t silver over 0.55m.

Approximately 350 metres along strike to the east of these holes, ST07-034 and 035 intersected the Animas vein at the 1400 level in a previously untested area, returning low grade values in both drill holes. A further 200 metres east, hole ST07-036 intersected a silicified breccia zone returning 2.58g/t gold over 2.50 metres, as mentioned above. This brecciation likely occurs along the Animas vein structure, and will be further drill tested, both for the extent of the brecciation, and veining.

Hole ST07-037 was drilled east of a major fault and no recognizable structures were identified. ST07-038 did not reach its primary target, the Veta Madre, but did intersect a parallel, although very narrow (0.08m) structure, potentially the Hipolito vein, which returned 0.57g/t gold, 1080g/t silver, 2.8% lead, and 1.1% zinc. Due to the high silver grade of this vein, it will be tested farther along strike to see if it widens out.

In addition to the Animas vein drilling, the eastern and depth extent of the Veta Madre was targeted by two holes. Hole ST07-039 was lost due to bad ground but ST07-040 intersected the Veta Madre, returning 5.08g/t gold, 149g/t silver, 2.6% lead and 0.8% zinc over 0.6m.

Highlights of Surface Drilling:

			Core
Drill Hole	From	To	width	True width	ZONE	Au	Ag	Pb	Zn
	(m)	(m)	(m)	(m)		g/t	g/t	%	%
ST06-030	62.50	62.90	0.35	0.32	Animas	1.89	170	0.35	0.15
ST06-032	94.40	94.80	0.40	0.20	Animas	2.43	315	0.90	9.00
ST06-033	184.00	184.55	0.55	0.39	Animas	2.85	43	0.33	0.24
including	184.45	184.55	0.10	0.07		12.70	185	1.80	1.30
ST07-036	58.00	60.50	2.50	2.25	Animas	2.58	6	<0.01	0.07
ST07-038	150.35	150.43	0.08	0.06	Hipolito	0.57	1,080	2.80	1.10
ST07-040	80.60	81.20	0.60	0.30	Veta Madre	5.08	149	2.60	0.80

During 2006, ongoing westward development of veins continued to demonstrate high grades of silver-lead-zinc through underground sampling, with deeper portions of the Madre, La Dura, and Animas veins increasingly rich in gold with the westward development of the mine.

Systematic sampling on the deeper portions of the Animas vein demonstrated high grades of silver-lead-zinc and returned the following results (mine levels are named according to their elevation above mean sea level; therefore level 1380 is 50 metres below level 1430):

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

Eleven principal mineralized vein structures have been defined on the Topia Mine property, of which development and exploitation is presently taking place on five, including La Dura. Surface and underground drilling over the course of 2007 will target nine of the eleven veins in an effort to expand the Topia Mine mineral resource and the number of veins being developed and exploited. The nine-hole, 637.3 metre underground drilling program at La Dura is part of the plan to test a 165 metre vertical interval (between the 1420 and 1585 levels) along a 600 metre strike length. These holes represent a 200m horizontal by 50m vertical portion of that block. To date, there has been no exploitation below the 1625 level in this part of the La Dura Mine. (Note: Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains).

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

Highlights of La Dura Underground Drilling:

Drill Hole	From (m)	To (m)	Width (m)	True width (m)	Vein	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq.
UT06-001	0.00	0.60	0.60	0.50	La Dura	5.96	191	4.35	4.85	29.9
UT06-002	3.25	3.45	0.20	0.20	La Dura	5.53	422	4.25	4.30	35.3
	28.50	28.85	0.35	0.35	La Dura alto	0.77	396	10.10	0.80	25.7
UT06-003	36.60	37.00	0.40	0.30	La Dura alto	0.80	216	3.35	10.10	35.5
UT06-004	5.60	6.90	1.30	0.90	La Dura	3.03	194	3.51	11.40	41.0
UT06-005	3.00	3.50	0.50	0.50	La Dura	3.27	162	0.60	1.83	14.5
	26.60	26.70	0.10	0.10	La Dura alto	7.21	195	7.02	2.33	28.2
UT06-006	31.45	32.00	0.55	0.45	La Dura	2.88	609	5.84	11.10	55.7
UT06-007	23.00	23.65	0.65	0.65	La Dura	2.97	201	6.71	8.83	38.1
UT06-008	104.55	105.60	1.05	0.50	La Dura	1.24	539	10.10	4.21	39.0

*Note: Silver Equivalents (Ag Eq) were calculated using prices of US$575/oz for Au, US$12.00/oz for Ag, US$0.60/lb for Pb and US$1.50/lb for Zn; and recoveries of 85%, 87%, 90% and 87%, respectively.

Production from the Argentina vein has begun on a small scale and will build as the veins are developed on multiple levels, allowing the Company to achieve its production targets.

Ongoing drilling from surface and underground in 2007 continued to extend high grade silver, gold, lead and zinc mineralization along strike and to depth on several of the veins that are currently being mined.

Surface drilling throughout the last two quarters of 2007 tested the down-dip and strike extensions of six veins. Highlights include down dip drilling on the Cantarranas vein, in hole ST07-061, which intersected 1,950g/t silver, 1.7g/t gold, 2.7% lead, and 3.01% zinc over 0.35 metres; and the strike extension of the Madre vein, in hole ST07-044, which intersected 502g/t silver, 3.78g/t gold, 3.91% lead, and 5.47% zinc over 0.40 metres.

Underground drilling in the 4th quarter of 2007 focused on the re-discovered Don Benito vein and was highlighted by an intersection of 749g/t silver, 5.67g/t gold, 3.71% lead and 4.96% zinc over 1.27 metres, in hole UT07-011, including a higher grade portion of 1,400g/t silver, 6.84g/t gold, 4.54% lead and 3.43% zinc over 0.55 metres. Holes UT07-010 to 013 (results compiled in table below) were all drilled from the same site along the Dos Amigos ramp area at approximately the 1500 level in a fan section, and intersected both the La Dura and the Don Benito veins (see maps on the company website at www.greatpanther.com). (Note: Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains).

Highlights of recent underground drilling:

				True
Drill	From		Width	Width			Au	Pb	Zn
Hole	(m)	To (m)	(m)	(m)	Vein	Ag g/t	g/t	%	%

UT07-010	9.80	9.95	0.15	0.15	La Dura	97	2.75	1.94	8.05
	13.60	13.75	0.15	0.15	La Dura	406	2.19	11.5	28.6
				0.83	Don
	67.03	67.90	0.87		Benito	35	1.39	0.12	0.81

				1.04	Don
UT07-011	34.32	35.59	1.27		Benito	749	5.67	3.71	4.96
				0.45	Don
including	35.04	35.59	0.55		Benito	1,400	6.84	4.54	3.43

UT07-012	6.70	7.07	0.37	0.21	La Dura	270	1.63	6.70	7.46
				0.38	Don
	46.77	47.43	0.66		Benito	222	2.80	1.14	2.04

UT07-013	9.87	10.02	0.15	0.09	La Dura	175	1.48	4.08	8.42
					Don
	39.60	39.95	0.35	0.20	Benito	769	10.10	6.65	4.25

Underground development on the Don Benito vein, accessed from La Dura level 1585, has opened 70 metres of continuous vein. Development to the east along 40 metres of strike returned 276g/t silver, 0.39g/t gold, 4.32% lead, and 2.69% zinc with an average width of 0.61 metres. Development to the west along 28 metres of strike returned 105g/t silver, 0.82g/t gold, 0.84% lead, and 2.48% zinc over an average width of 0.49 metres. Development along the vein is continuing.

From a review of historic maps, and re-mapping of old workings, the Don Benito vein is open from the 1585 level upward to at least the 1700 level and, considering the recent underground drilling along Don Benito from the 1500 level, it is open downwards to at least the 1450 level. This implies a vertical extent of at least 250 metres. The known strike extent of Don Benito is approximately 300-350 metres. Underground drilling is continuing on the 1500 level, and this month several surface drill holes will test the Don Benito vein between the 1585 and 1700 levels.

Underground development and exploitation is presently taking place on eight mineralized vein structures on the Topia Mine property. This includes initial development along the Don Benito vein, continued development along the Recompensa, Argentina, Madre, Cantarranas, La Dura, and Animas veins and commencement of development along the San Gregorio vein.

Surface drilling during the second half of 2007 tested the dip and strike extent of the Madre, La Dura, Animas, Cantarranas, and Oliva veins. During 2007 a total of 33 surface holes were completed totaling 7,422 metres. All of the surface and underground holes presented herein will be included in the new resource report being prepared by Wardrop Engineering and expected in April, 2008.

In the eastern portion of the Perla area, on the Madre vein, five surface holes were completed to test the dip and strike extension of mineralization towards the Carrizo fault. Drill hole ST07-044 intersected 502g/t silver, 3.78g/t gold, 3.91% lead, and 5.47% zinc over 0.40 metres, while ST07-040 intersected 149g/t silver, 5.08g/t gold, 2.6% lead and 0.8% zinc over 0.6 metres. The deeper holes, ST07-045 to 047, intersected the Madre vein but with modest gold and lower silver, lead and zinc values.

The down dip extension of the Cantarranas vein was tested in the Jicara area. Two holes were drilled with ST07-061 intersecting 1,950g/t silver, 1.7g/t gold, 2.7% lead, and 3.01% zinc over 0.35 metres, while the more easterly ST07-062 intersected an old stope. Further drilling is planned for 2008 as access is facilitated by the use of a short ramp from existing infrastructure.

Three holes were drilled to test the down dip extension of the La Dura vein below the 1585 level. The drill holes reflect the grade of the underground development in this area, with the best results from ST07-042, which returned 307g/t silver, 1.88g/t gold, 0.13% lead, and 0.48% zinc over 0.3 metres.

Further west along the La Dura vein, in the Dos Amigos area, holes ST07-056 & 057 intersected the La Dura vein at about the 1400 level, and also discovered a new vein named the La Dura Alta. The best results are from ST07-057 where the La Dura Alta vein returned 1,040g/t silver, 2.27g/t gold, 0.3% lead, and 0.5% zinc over 0.2 metres, and the La Dura vein returned 39g/t silver, 5.25g/t gold, 0.3% lead, and 0.35% zinc over 0.35 metres. Underground development and exploitation in this area is ongoing from the 1420 level and 1500 level ramp.

Both the surface and underground drilling in the western part of the Topia District continue to demonstrate higher gold grades in addition to silver, lead and zinc. Given the typically narrow veins at Topia, the higher gold content makes a significant contribution to the value of the mineralization.

Highlights of the recent surface drilling are summarized in the table below and a plan map of veins and mine areas can be found on the Company website. Presently the surface drilling is testing both the Santa Cruz and Argentina veins in the northern part of the district and underground development is also continuing in this area. Following this, the surface drill will test the Cantarranas vein in the Jicara area, following up on ST07-061, and will further test the Don Benito vein. Results of this drilling will be reported when assay data is compiled.

Highlights of recent surface drilling:

				True
Drill	From		Width	Width			Au	Pb	Zn
Hole	(m)	To (m)	(m)	(m)	Vein	Ag g/t	g/t	%	%
ST07-
040	80.60	81.20	0.60	0.20	Madre	149	5.08	2.60	0.80
ST07-
042	154.50	154.80	0.30	0.17	La Dura	307	1.88	0.13	0.48
ST07-
043	166.50	168.12	1.62	0.92	La Dura	179	1.12	0.13	0.12
including	167.68	168.12	0.44	0.25	La Dura	371	0.55	0.06	0.02
ST07-
044	182.45	182.85	0.40	0.26	Madre	502	3.78	3.91	5.47
ST07-
047	182.50	183.51	1.01	0.20	Madre	22	3.93	0.14	1.10
ST07-
050	67.68	68.03	0.35	0.20	Animas	114	2.58	0.40	0.74
ST07-					La Dura
056	82.00	82.20	0.20	0.16	Alta	111	2.79	0.30	0.50
ST07-					La Dura
057	105.10	105.30	0.20	0.14	Alta	1,040	2.27	0.30	0.50
	204.85	205.20	0.35	0.25	La Dura	39	5.25	0.30	0.35
ST07-
059	366.07	367.10	1.03	0.84	Cantarranas	118	1.14	0.07	0.23
ST07-
061	202.45	202.80	0.35	0.18	Catarranas	1,950	1.70	2.70	3.01

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

In December 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below our tailings dam at the Guanajuato Mine Complex. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006. The land was primarily purchased in order to protect the area from any possible development. The Company has received clear title to the new property.

b. Location and Accessibility

The Guanajuato Mine Complex is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates 2327500N, 265500E). The Guanajuato Mine Complex consists of 1,107.28Ha, made up of 28 non-contiguous concessions.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll free-ways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Guanajuato Mine are accessed from city streets.

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

  2004: A Canadian company MexGold Resources (Gammon Lake Resources) purchased the near-by El Cubo mine.

Since discovery to 1990, total production from the Guanajuato Mining District has been estimated to be approximately 35,000 tonnes silver (1.12 billion oz Ag) and 175 tonnes gold (5.63 million oz Au).

Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato has completed various small drill programs since 1939. Most of the historic drill log and drill assay data exists at the mine but not in a readily accessible form. The last phase of drilling completed in 1992, was utilized for the estimation of the Cata mine resources in the 1992 Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato report.

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

e. Mineral Resource and Mineral Reserve Estimates

There are currently no reserve or resource estimates conforming to NI 43-101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. The most recent, noncompliant, resource estimate was made in 2000 by Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato with most of the resource located in the lower levels of the mine.

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

In early 2006, preliminary sampling returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver to gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

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

The Company continued surface diamond drilling in 2007 and intersected four new silver-gold zones and provided further definition on the three previously known zones of silver-gold mineralization in the Promontorio area. All zones are sub-parallel and occur within 70 metres of the main Veta Madre. Having several zones within close proximity like this will significantly lower their development costs and plans are already in preparation for the exploitation of this area. The new mineralization lies between 70 and 150 metres below surface and is accessible by ramp.

This portion of the 2007 drill program comprised 2,135.8 metres in eleven holes (SG07-035 to SG07-045) and was focused on defining mineralization in the Promontorio / Garrapata area - the southern most area of exploitation in the Guanajuato Mine Complex. Previous results from this part of the mine were announced on Dec. 12, 2006. Mineralization in this area is now known to comprise at least seven parallel zones: the main Veta Madre, a hangingwall zone (‘HW’ – above the Veta Madre) and five footwall zones (‘FW’ – below the Veta Madre). The Veta Madre quartz breccia occurs at the fault contact between hangingwall conglomerates and a footwall mix of metasediments, metavolcanics, and intrusions. The hangingwall zones occur as quartz stockworks in the conglomerates. The footwall zones have been divided into the FW #1a, #1b, #1c, #2, and #3 zones and are associated with quartz stockworks and breccias. The FW #1 and #2 zones are hosted within diorite and quartz-feldspar porphyry intrusions, while the #3 zone occurs at the lower contact between the intrusions and footwall metasediments.

The HW zone was cut by drill holes SG07-035 to 037, and 040 to 045 and displays a higher gold:silver ratio than other zones. Examples of this include 21.2g/t gold and 52g/t silver over 0.88 metres in SG07-035; 11.1g/t gold and 13g/t silver over 1.15 metres in SG07-036; 9.95g/t gold and 477g/t silver over 1.05 metres in SG07-037; and 23.45g/t gold and 45g/t silver over 2.45 metres in SG07-043. The HW zone has been traced for more than 150 metres along strike and up to 100 metres down dip.

The Veta Madre itself was intersected in all holes except SG07-041, which was lost in an old stope. Signs of former mining along the Veta Madre were noted in seven of the eleven holes in this program, however no signs of previous mining were observed in the FW zones. Parts of the Veta Madre have been left in place as evidenced by several mineralized intersections, including 1.98g/t gold and 77g/t silver over 2.59 metres in SG07-038 and 2.39g/t gold and 202g/t silver over 3.55 metres in SG07-043. As such, an in situ and well mineralized portion of the the Veta Madre zone has been traced for more than 150 metres along strike and up to 150 metres down dip.

The FW #1a zone was described in the last Promontorio news release (Dec 12, 2006) as the footwall #1 zone in drill holes SG06-033 and 034. The 2007 drilling has added to this with intersections in holes SG07-036 through 040, 042, 044, and 045. FW #1a is located 5-10 metres below the Veta Madre. Noteable intersections include 18.28g/t gold and 104g/t silver over 2.16 metres in SG07-036; 4.58g/t gold and 312g/t silver over 3.09 metres in SG07-037; and 2.02g/t gold and 265g/t silver over 3.60 metres in SG07-040. The FW #1a zone has been traced for more than 100 metres along strike and up to 100 metre down dip.

The FW #1b zone is located only 5 metres below the FW #1a zone, and was intersected in holes SG07-035, 036, 039, 040, and 042 to 045. Highlights from this zone include 0.93g/t gold and 181g/t silver over 2.47 metres in SG07-039 and 2.35g/t gold and 430g/t silver over 2.42 metres in SG07-040. To date, the FW #1b zone has been traced for more than 50 metres along strike and up to 75 metres down dip.

The FW #1c zone is located 5-10 metres below the FW #1b zone, and was intersected in SG07-036, 039, 040, and 045. Noteable intersections include 0.78g/t gold and 266g/t silver over 5.61 metres in SG07-036 and 1.26g/t gold and 292g/t silver over 3.10 metres in SG07-040. This zone has been traced for 50 metres along strike and up to 75 metres down dip.

A new footwall zone (designated FW zone #2) has been discovered approximately 50 metres below the Veta Madre and was intersected in holes SG07-035, 038, 039, 040, 042, and 045. This zone appears to be significantly thicker than some of the others with intercepts such as 6.15 metres of 1.20g/t gold and 206g/t silver in hole SG07-042 and 5.60 metres of 0.71g/t gold and 115g/t silver in SG07-045. The FW zone #2 has been outlined for more than 50 metres along strike and up to 50 metres down dip.

A second new discovery (designated FW zone #3) lies approximately 70 metres below the Veta Madre and was intersected by holes SG07-042 and 043a, approximately 25 metres apart. These holes returned 2.97g/t gold and 175g/t silver over 1.10 metres and 1.55g/t gold and 194g/t silver over 2.31 metres, respectively.

There is no indication from drilling or a review of underground survey maps that the footwall zones have been previously mined. Drill hole spacing in this program was approximately 30 metres on average. At this spacing, the mineralized zones are observed to vary in thickness, and grades are also quite variable. Detailed drilling to further delineate and extend the zones will be required and will be carried out from existing underground workings that are now being re-habilitated.

The discovery of these new zones at Promontorio is significant, not only because of the near term potential for development but also because they imply that much of the footwall and hangingwall to the Veta Madre has been largely unexplored and, therefore, undeveloped. With more than 4 kilometres of strike length existing on the mine property, the potential for additional zones to be found is excellent.

Highlights of Diamond Drilling:

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au g/t	Ag g/t	Zone
SG07-035	77.17	79.50	2.33	1.49	1.44	27	HW
	83.30	84.18	0.88	0.56	21.20	52	HW

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au g/t	Ag g/t	Zone
	152.20	156.20	4.00	2.56	1.40	83	FW #2
SG07-036	102.25	103.40	1.15	0.58	11.10	13	HW
	118.08	120.24	2.16	1.08	18.28	104	FW #1a
	124.57	126.37	1.80	0.90	0.58	161	FW #1b
	134.40	140.01	5.61	2.81	0.78	266	FW #1c
SG07-037	58.85	59.90	1.05	0.96	9.95	477	HW
	65.10	69.90	4.80	4.37	0.56	114	Veta Madre
	76.86	79.95	3.09	2.81	4.58	312	FW #1a
SG07-038	68.11	70.70	2.59	2.51	1.98	77	Veta Madre
	71.75	72.91	1.16	1.13	1.91	16	FW #1a
SG07-039	91.80	93.48	1.68	0.96	0.55	197	FW #1a
	97.20	99.67	2.47	1.41	0.93	181	FW #1b
	110.00	111.10	1.10	0.63	1.04	112	FW #1c
	139.75	144.91	5.16	2.94	1.84	62	FW #2
SG07-040	55.15	57.20	6.33	3.61	1.61	57	HW
	76.95	77.90	0.95	0.78	3.29	37	Veta Madre
	83.40	87.00	3.60	2.95	2.02	265	FW #1a
	89.03	91.45	2.42	1.98	2.35	430	FW #1b
	93.75	96.85	3.10	2.54	1.26	292	FW #1c
SG07-042	112.40	114.65	2.25	0.95	0.74	162	Veta Madre
	122.72	125.10	2.38	1.00	0.41	157	FW #1a
	130.50	133.00	2.50	1.05	0.33	154	FW #1b
	158.80	164.95	6.15	2.58	1.20	206	FW #2
	182.60	183.70	1.10	0.46	2.97	175	FW #3
SG07-043	86.55	89.00	2.45	1.23	23.45	45	HW

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au g/t	Ag g/t	Zone
	93.60	95.85	2.25	1.13	2.02	21	HW
	107.30	108.23	0.93	0.47	3.50	60	Veta Madre
	112.55	116.10	3.55	1.78	2.39	202	Veta Madre
	136.80	139.00	2.20	1.10	1.40	14	FW #1b
SG07-043a	189.30	191.61	2.31	1.16	1.55	194	FW #3
SG07-044	126.00	127.60	1.60	1.13	0.64	189	FW #1a
	131.73	134.56	2.83	2.00	1.21	235	FW #1b
SG07-045	106.61	108.96	2.35	2.26	0.87	193	FW #1b
	132.15	137.75	5.60	5.38	0.71	115	FW #2

In September 2007 a deep underground drilling program commenced in the Guanajuato Mine. The program is designed to twin, then fill in between, diamond drill holes completed in the 1980’s and 1990’s by the previous owners that indicated the continuation of silver-gold mineralization for approximately 200 metres below the existing mine workings.

Intercepts reported from this historic drilling included 863 g/t Ag and 4.33 g/t Au over 3.30 metres, 347 g/t Ag and 1.69 g/t Au over 3.05 metres, 377 g/t Ag and 20.0 g/t Au over 0.40 metres and 141 g/t Ag and 7.4 g/t Au over 0.60 metres. As both the drill core and drill logs for these holes are incomplete and assay certificates were not kept at the time, the results cannot be used for NI 43-101 purposes and cannot be relied upon. This has been one of the major limiting factors in why the Company has not been able to produce a new NI 43-101 compliant resource for the Guanajuato Mine. Similarly, most of Great Panther’s surface drilling cannot be used for this purpose due to the inability of an independent engineer to validate the location of the boundaries of old mine workings around the holes. This limits the ability to calculate volumes, and therefore tonnages, of mineralized rock. New, deep holes will have no such limitations and can then be used to calculate a new NI 43-101 compliant resource.

Six drill stations have been prepared on the 345 level (345 metres below surface) just southeast of the Cata shaft. As several holes can be drilled from each station, 30 core holes are currently planned, representing 7,000 metres. The full 4.2 kilometre strike length of the Guanajuato orebody is open to depth and previous drilling indicates significant potential to expand the mine below the existing workings. As additional drill stations have yet to be prepared elsewhere in the mine, it is anticipated that this will be an ongoing program and the Company hopes to add a second drill once the underground infrastructure is in place to support it.

In addition, the final holes of the 2007 surface program expanded the previously discovered mineralization in the Promontorio area with intercepts such as 12.5 metres of 3.79 g/t gold and 71 g/t silver plus 4.41 metres of 6.26 g/t gold and 256 g/t silver in SG07-065, as well as intersecting new extensions of historic zones near the Cata plant such as 7.10 metres of 1.10 g/t gold and 155 g/t silver in hole SG07-54.

This portion of the 2007 drill program comprised 5,274 metres in twenty-three holes (SG07-046 to SG07-068) and tested the near surface parts of the Veta Madre system near the Tepeyac Shaft (south of the historic Valenciana workings), the Maravillas Shaft (north of the historic Cata workings) and additional drilling in the Promontorio Shaft area following up on the recent discovery of new mineralized zones in that area. A final tally of 7,408 metres of surface drilling has been completed in 2007 at Guanajuato in 34 holes.

While previous drilling in the Promontorio area showed that mineralization here comprises at least seven parallel zones - the main Veta Madre, a hangingwall zone (‘HW’ – above the Veta Madre) and five footwall zones (‘FW’ – below the Veta Madre) – the follow up drilling has indicated that some of these zones locally appear to coalesce into one large zone, or “clavo”. This is best displayed in the aforementioned hole SG07-65 where sampling above and below an old stope on the Veta Madre returned 3.79 g/t gold and 71 g/t silver over 12.5 metres plus 6.26 g/t gold and 256 g/t silver over 4.41 metres, respectively immediately adjacent to the stope. As this hole was drilled somewhat obliquely to the orientation of the vein, the true width of the zone, including the mined out portion appears to be 9.79 metres. Other significant parts of the Veta Madre have been left in place as evidenced by the intersection of 2.25 g/t gold and 96 g/t silver over 5.75 metres in SG07-064.

Also following up on the last round of Promontorio drilling, additional assays were received from several of the previously drilled holes in this area and some of the mineralized zones were widened in the process. The best example of this is hole SG07-43 where 11.20 metres grading 2.83 g/t gold and 47 g/t silver was sampled adjacent to an old stope on the Veta Madre. The footwall side of the same stope assayed 2.39 g/t gold and 202 g/t silver over 3.55 metres (previously reported). As such, the true width of this zone, including the mined out portion, appears to be 9.54 metres, consistent with the 9.79 metre width observed in hole 65.

The HW zone at Promontorio was expanded southward in this program, and highlighted with intersections of 0.77 g/t gold and 216 g/t silver over 2.2 metres in SG07-059 and 2.14 g/t gold and 152 g/t silver over 8.34 metres in SG07-063. The FW zones were not significantly expanded in this program, however, and may be a local feature, possibly related to a dilational part of the Veta Madre structure. Additional intersections can be found in the table below.

Drill holes SG07-053 to 058, inclusive, tested the area close to the old Maravillas Shaft, just north of the plant at Cata. Results here were highlighted by the aforementioned 7.10 metres of 1.10 g/t gold and 155 g/t silver in hole SG07-54, while holes 53 and 55 returned similar grades over narrower intervals. The Tepeyac area did not return any significant results.

Highlights of Diamond Drilling:

				True
	From		Length	Width	Au	Ag
DDH #	(m)	To (m)	(m)	(m)	(g/t)	(g/t)	Zone
PROMONTORIO ADDITIONAL ASSAYS
SG07-039	78.90	81.30	2.40	1.37	2.55	17	HW

SG07-042	135.15	144.00	8.85	3.72	1.10	144	FW #1c
and	150.25	154.35	4.10	1.72	1.09	159	FW #1d?

				True
	From		Length	Width	Au	Ag
DDH #	(m)	To (m)	(m)	(m)	(g/t)	(g/t)	Zone
							Veta Madre (HW part of
SG07-043	97.03	108.23	11.20	5.60	2.83	47	old stope)
and	108.23	112.55	4.32	2.16			OLD STOPE
							Veta Madre (FW part of
							old stope); previously
and	112.55	116.10	3.55	1.78	2.39	202	reported

SG07-043a	190.05	192.30	2.25	1.12	1.56	195	F.W. #3

SG07-045	98.59	99.79	1.20	1.15	0.57	174	FW #1b (reinterpreted)

PROMONTORIO NEW
DRILLING
SG07-059	83.91	85.00	1.09	0.93	1.72	28	HW
and	111.50	113.72	2.22	1.89	0.77	216	HW
and	181.70	182.78	1.08	0.92	2.53	37	FW 2

SG07-060	194.05	196.28	2.23	1.11	2.18	91	HW
and	206.05	207.50	1.45	0.72	3.25	33	HW
and	210.83	212.00	1.17	0.58	2.41	118	Veta Madre

SG07-061	133.50	134.65	1.15	1.09	0.99	162	HW

SG07-062	155.25	156.80	1.55	1.47	3.34	72	Veta Madre

SG07-063	118.25	122.80	4.55	3.19	1.92	69	HW
and	132.10	140.44	8.34	5.84	2.14	152	HW

				True
	From		Length	Width	Au	Ag
DDH #	(m)	To (m)	(m)	(m)	(g/t)	(g/t)	Zone

SG07-064	46.15	46.72	0.57	0.29	2.14	341	HW
and	164.40	170.15	5.75	2.88	2.25	96	Veta Madre
including	165.55	168.80	3.25	1.63	3.58	156	Veta Madre

SG07-065	187.20	199.70	12.50	6.25	3.79	71	Veta Madre
and	199.70	202.35	2.65	1.33			OLD STOPE
and	202.35	206.76	4.41	2.21	6.26	256	Veta Madre

SG07-066	239.35	240.55	1.20	0.60	4.54	16	Veta Madre

GARRAPATA SHAFT AREA (PROMONTORIO
NORTH)
SG07-067	328.70	331.64	2.94	2.06	1.89	561	Veta Madre

MARAVILLAS SHAFT AREA
SG07-053	94.07	94.70	0.63	0.63	1.26	115	Veta Madre

SG07-054	96.45	103.55	7.10	6.74	1.10	155	Veta Madre
including	96.45	99.90	3.45	3.28	2.03	261

SG07-055	94.80	97.40	2.60	2.21	1.47	155	Veta Madre

All of the mineralization intersected in the 2007 surface program lies between 70 and 160 metres vertically below surface. The Promontorio Zones represent approximately 150 metres of strike length and 200 metres of down-dip extension. They are accessible by ramp and existing underground workings are currently being re-habilitated. As soon as possible, detailed drilling to define and further extend the

Promontorio area mineralization will be carried out from underground. Mineralization in the Maravillas area will be assessed by the mine staff to determine how best to develop this area.

In November, 2007 the new underground development and deep diamond drilling at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico confirmed the depth extension of high grade gold and silver mineralization. New underground development on the 430 metre level, 13 metres below the old workings just southeast of the Cata Shaft, has cut the extension of a zone known as the Cata ‘Clavo’, while the first hole of the deep underground drilling program has intersected two silica breccia zones, approximately 13 metres apart, beginning at the 460 metre level.

The Cata ramp, which starts on the 345 level, has been extended from the 417 level (deepest previous workings) down to the 430 level to investigate the down-dip continuity of the Cata Clavo, and drifts and cross-cuts have been started on that level to sample the mineralization. Channel sampling (16 samples) of the advancing face of a central drift (#430-690 drift), driven parallel to the strike of the lower zone returned 0.63 g/t gold and 202 g/t silver over an average width of 3.63 metres and strike length of 38.3 metres. At the same time, a small cross-cut, driven perpendicular to the strike of the lower zone in the footwall direction, encountered continuous and higher grade mineralization that has been sampled on both walls (15 samples) over a length of 10.30 metres and averaged 8.16 g/t gold and 2,017 g/t silver. (Gold and silver assays are uncut and, due to the high values, some samples have been sent for re-assay, the results of which are pending). Adding this to the mineralization in the drift gives a minimum horizontal width of approximately 14 metres to the zone, which is still open in all directions. A plan map of the sampling can be found on the Company website at www.greatpanther.com.

The first hole of the deep underground program, EUG07-001, was drilled to test an area below the 417 level in the Cata Clavo, with the upper zone being 40 metres, and the lower zone 65 metres vertically below the 417 level, respectively. The upper zone is developed along the lower contact of a diorite intrusion and host sediments, while the lower zone is hosted entirely within the sediments. The zones consist of silicification, brecciation, and quartz vein flooding approximately 10-20 metres in thickness with bands of pyrite and argentite.

The Upper Zone returned 3.63 metres of 1.01 g/t gold and 279 g/t silver, including a core of 0.55 metres assaying 4.47 g/t gold and 1,250 g/t silver, while the Lower Zone returned 3.24 metres of 1.91 g/t gold and 609 g/t silver, including 1.25 metres of 2.97 g/t gold and 1,010 g/t silver. This compares favourably with historic hole 291, drilled in the late 1980’s by the previous owner of the mine, which reported only the lower zone of 3.65 metres of 3.92 g/t gold and 781 g/t silver. A drill section and longitudinal map are also posted on the Company web-site.

As the data from the historic drilling cannot be verified for NI 43-101 purposes, the Company can only use it as a guide in re-drilling this highly prospective area. As such, it is significant that there appears to be such a good correlation between the old intersection and the new drilling. Historic drill data indicates that the silver-gold mineralization in this area extends for at least 150 metres below the existing workings and over a strike length of approximately 300 metres.

The deep drilling at the Guanajuato Mine is testing the area between the 400 and 650 metre levels (dip length of 350 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling will be conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. This ongoing program, now budgeted at 16,000 metres in 68 holes, is expected to be completed in the 3rd quarter 2008. Mining development on the 430 metre level of the Cata Clavo is continuing and the ramp will be extended to lower levels of the Cata Mine area.

Details of drill hole intersections:

Hole #	From metres	To metres	Width metres	True Width metres	Gold g/t	Silver g/t	Zone
EUG07-001	132.83	136.46	3.63	3.29	1.01	279	Upper
including	135.15	135.70	0.55	0.50	4.47	1,250
	156.16	159.40	3.24	2.94	1.91	609	Lower
including	158.15	159.40	1.25	1.13	2.97	1,010

Further deep diamond drilling results from core drill-holes EUG07-002 to 007 confirmed the extension of high grade gold and silver mineralization to a depth of approximately 600 metres. This is 170 metres below the current lowest workings and highlights the potential for a major continuation of this world class orebody. Given the historical production of approximately one billion ounces of silver from the upper 400 metres of this deposit, the possibility of extending it by at least another 50% has major implications.

These six holes, plus the first hole reported in November 2007, were all drilled from the same underground drill site on the 345 level. They tested the down dip continuity, as well as the northwestern limit of the steeply southeast plunging Cata Clavo high grade ore shoot. Seven sub parallel zones of economic grade have been intersected in the drilling, and are named the Hanging Wall 1 (HW 1), Contact, Madre 1 through 4, and Footwall 1 (FW 1). The hanging wall rocks are intrusive diorite in contact with footwall argillites. The contact zone is located close to the diorite-argillite contact while the Madre 1-4 and FW-1 zones are within the argillite. All zones contain pyrite and argentite (silver sulphide), and are hosted within a package of intense silicification, brecciation, and quartz vein flooding up to 60 metres in thickness. The zones vary in thickness and grade from hole to hole but most are present in every hole.

The shallowest holes (EUG07-004 and 005) intersected the mineralized zones immediately under the 417 level, while EUG07-001, 006 and 007 tested the zones 60-70 metres down dip of the 417 level, and EUG07-002 tested the zones 200 metres down dip (~600 level). Hole EU07-003 was stopped prior to reaching the mineralized zones due to a temporary change in priorities but will be completed at a later date. The 417 level was the deepest level of previous mine workings, while current mining on the 430 level is the deepest exploitation in this part of the Guanajuato Mine Complex.

Hole EUG07-004 intersected 683g/t silver and 3.12g/t gold over 1.96 metres in the Contact zone, 1,033g/t silver and 2.88g/t gold over 1.47 metres in the Madre 1 zone and 329g/t silver and 0.92g/t gold over 8.38 metres in a composite of the Madre 2, 3, and 4 zones. At the same elevation, but further northwest, EUG07-005 intersected 1,810g/t silver and 20.6g/t gold over 0.26 metres in the Contact zone, and 203g/t silver and 0.82g/t gold over 5.05 metres in the Madre 2 zone.

The intermediate depth holes include EUG07-001 which was previously reported (November 29, 2007) as containing an Upper Zone (now interpreted as the Contact Zone) of 279 g/t silver and 1.01 g/t gold over 3.63 metres, including a core of 0.55 metres assaying 1,250 g/t silver and 4.47 g/t gold, and a Lower (Madre 2) Zone that returned 609 g/t silver and 1.91 g/t gold over 3.24 metres, including 1.25 metres of 1,010 g/t silver and 2.97 g/t gold. EUG07-001 was drilled to test an area below the 417 level in the Cata Clavo, with the upper zone being 40 metres, and the lower zone 65 metres vertically below the 417 level, respectively. EUG07-007 was drilled to the northwest and intersected 1.56 metres grading 324g/t silver and 1.2g/t gold in the Madre 1 zone and 1.74 metres grading 165g/t silver and 0.5g/t gold in the Madre 2 zone. EUG07-006 drilled farther to the northwest intersected the various zones but with low grades, and likely reflects the northwest limits of the Cata Clavo ore shoot. Drilling is continuing to the southeast.

The deepest hole in this series is EUG07-002, which intersected all seven zones near the interpreted northwestern edge of the Cata Clavo oreshoot, and was highlighted by a one metre intersection grading 5,773g/t silver and 15.45g/t gold in the HW 1 zone. This intersection lies at an approximate depth of 600 metres, 170 metres vertically below the current mine workings and 240 metres down-dip. This opens up a very large area at depth for resource development and exploitation.

The validation of the widely spaced and poorly sampled historical drill holes is important in that 1) those holes indicated a strike length of approximately 300 metres for the Cata mineralization, 2) similar results were obtained below the Rayas and Valenciana Mine and 3) most of the 4.2 kilometre strike length of the Great Panther property has not been explored to depth.

Highlights of drill hole intersections:

Hole #	From	To	Width	True	Silver	Gold	Zone
				Width	g/t	g/t
	(m)	(m)	(m)	(m)
EUG07-							Contact
001*	132.83	136.46	3.63	3.29	279	1.01
including*	135.15	135.70	0.55	0.50	1,250	4.47
	156.16	159.40	3.24	2.94	609	1.91	Madre 2
including*	158.15	159.40	1.25	1.13	1,010	2.97

EUG07-002	190.77	191.77	1.00	0.57	5,773	15.45	HW 1

EUG07-003	incomplete

EUG07-004	106.86	108.82	1.96	1.96	683	3.12	Contact
	121.96	122.66	0.70	0.70	1,168	5.12	Madre 1
	135.28	143.66	8.38	8.38	329	0.92	Composite
including	135.28	136.75	1.47	1.47	1,033	2.88	Madre 2
and	138.46	140.17	1.71	1.71	179	0.51	Madre 3
and	142.46	143.66	1.20	1.20	622	1.52	Madre 4

EUG07-005	102.32	102.58	0.26	0.24	145	0.37	HW 1
	109.00	109.26	0.26	0.24	1,810	20.60	Contact
	117.75	118.23	0.48	0.45	485	1.93	Madre 1
	126.03	131.10	5.07	4.77	203	0.82	Madre 2
including	126.03	127.75	1.72	1.62	324	1.16	Madre 2
EUG07-006	188.78	189.13	0.35	0.27	421	0.18	FW 1

Hole #	From	To	Width	True	Silver	Gold	Zone
				Width	g/t	g/t
	(m)	(m)	(m)	(m)

EUG07-007	105.72	105.92	0.20	0.17	210	1.17	HW 1

EUG07-007	141.24	142.80	1.56	1.36	324	1.20	Madre 1

EUG07-007	148.76	150.50	1.74	1.51	165	0.50	Madre 2

EUG07-007	191.01	191.60	0.59	0.51	134	0.46	FW 1

*previously reported.

Drill-holes EUG07-008 to 012 were all collared 50 metres southeast of holes EUG07-001 to 007 on the 345 level cross cut to test the down dip and strike continuity of the Cata Clavo. All drill holes intersected significant mineralization in multiple zones with some demonstrating excellent widths and others, excellent grades.

Hole EUG07-008 intersected 1.7 metres grading 395g/t silver and 2.13g/t gold in the HW1 zone but had to be abandoned prematurely due to technical reasons. Significant widths of mineralization were intersected in the Veta Madre zone in holes EUG07-009 and EUG07-010, while in EUG08-011 the Veta Madre consisted of several mineralized splays. EUG07-009 intersected 7.36 metres grading 135g/t silver and 0.47g/t gold, while EUG07-010 intersected 10.82 metres grading 174g/t silver and 0.75g/t gold (including 3.52 metres grading 362g/t silver and 1.58g/t gold) in the Veta Madre zone. Holes EUG07-008 to 010 were drilled to intersect the mineralized zones just below the existing workings on the 430 metre level in order to guide mine development in this area. EUG08-011, drilled below the previous three, intersected 0.33 metres grading 4,280g/t silver and 13.1g/t gold and 1.03 metres grading 176g/t silver and 6.01g/t gold in Veta Madre 1 and 2, respectively.

The HW1 zone was further tested to a vertical depth of 500 metres, in EUG08-012, with three intersections, the best of which returned 1.42 metres grading 1,482g/t silver and 5.14g/t gold. This interval matches well with the high grade intersection located 50 metres to the northwest and down dip in previously reported (Feb. 26, 2008) EUG07-002 which intersected 1.0 metre grading 5,773g/t silver and 15.45g/t gold in the HW1 zone. Highlights are detailed in the table below and maps and sections can be viewed on the Company’s website at www.greatpanther.com.

Holes EUG08-013 to 016 were also drilled from this second station and assays are being compiled. Drilling is now continuing from the third of six underground stations, located another 50 metres to the southeast of the second site. To date, every hole in the deep drilling at Cata has intersected good mineralization and the program is confirming wide spaced historic drill data that indicated the extension of silver-gold mineralization in this area for at least 150 metres below the existing workings and over a strike length of approximately 300 metres. Seven sub-parallel zones of economic note have now been identified within a system of intense silicification, brecciation, and quartz vein flooding up to 60 metres in thickness.

Highlights of drill hole intersections:

Hole #	From	To	Width	True	Silver	Gold	Zone
				Width
	(m)	(m)	(m)	(m)	(g/t)	(g/t)
EUG07-	90.05	91.75	1.70	1.70	395	2.13	HW 1
008

EUG07-	145.47	152.83	7.36	7.36	135	0.47	V. Madre
009

EUG07-	88.98	89.58	0.60	0.60	300	0.95	HW 1
010
	144.80	155.62	10.82	10.82	174	0.75	V. Madre
including	144.80	148.32	3.52	3.52	362	1.58	V. Madre

EUG08-	134.96	143.50	8.54	7.69	89	1.43	Contact
011
	145.38	145.71	0.33	0.30	4,280	13.10	V. Madre 1
	148.29	149.32	1.03	0.93	176	6.01	V. Madre 2

EUG08-	140.22	141.64	1.42	0.99	1,482	5.14	HW 1
012
	145.38	147.13	1.75	1.23	315	1.44	HW 1
	156.96	162.54	5.58	3.91	213	0.63	HW 1

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

c. History

In 1995, Minera Apolo, S.A. de C.V. (“Apolo”) acquired the property and optioned the property to Coeur d’Alene Mines Inc. in late 1996. Between 1997 and 1998, Coeur D’Alene carried out regional and geological mapping in some areas of the property. They completed a total of 397 metres of trenching, a gravity survey, 81 reverse circulation drill holes, 22 diamond drill holes and 422 surface channel samples.

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

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 meters but is open in all directions. More than 20 breccia bodies have been identified in 5 main sectors. The focus during the late 1990's was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. As the topography of the area is very subdued, other breccias may well have been overlooked and the extensive property contains excellent potential for additional mineralization.

e. Mineral Resource and Reserve Estimate

During 2006, the Company commissioned Wardrop Engineering (“Wardrop”) of Vancouver, B.C. to prepare a NI 43-101 compliant resource estimate for the property. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

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

In March, 2008 Wardrop delivered an updated NI 43-101 compliant mineral resource estimate for the La Gloria / Las Palmitas Zones on the Company’s Mapimi Project in northeastern Durango State, Mexico. The new estimate effectively upgraded the previous resource of 22.3 million silver equivalent ounces (Ag Eq Oz) from the Inferred to the Indicated category and added an additional 6.3 million Ag Eq Oz in the Inferred category for a global resource of 28.6 million recoverable Ag Eq Oz.

The new estimate includes the twenty-nine core holes, representing 6,298 metres, completed during Great Panther’s Phase I drilling program in the first half of 2007(see below in Exploration). This program consisted mostly of fill-in holes focused on the La Gloria Zone and adjacent Las Palmitas Zone in an effort to confirm, expand, and better delineate the previous Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59g/t Ag, 0.13g/t Au, 0.81% Pb and 1.31% Zn estimated in 2006 by Wardrop from reverse circulation and core drilling of Coeur d’Alene Mines Corp., completed in 1997-98 (GPR news release, September 18, 2006).

The 2007 Phase I drilling at Mapimi has increased the confidence level of the resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc. A breakdown of the resources by zone, type (oxide or sulphide) and category can be found in the tables below. The final report itself will be posted on the Company’s website and on SEDAR once it is received from Wardrop (anticipated by early April).

In the new resource estimate, Wardrop has used different parameters than in 2006, such that the new estimate is considered to be more robust. In keeping with the previously reported resource estimate, Wardrop has applied a cut-off grade of 50g/t silver equivalent (Ag Eq). Metal prices and recoveries used were US$9.55/oz and 76%, respectively, for silver, US$530/oz and 70% for gold, US$0.63/lb and 80% for lead and US$1.00/lb and 80% for zinc. Statistically higher grade samples were also removed by capping the assay data at 150g/t for silver, 3.0g/t for gold, and 4.5% for each of lead and zinc. Wardrop used Ordinary Kriging and Inverse Distance Squared to estimate the resource, with blocks of 5m X 5m X 5m being used for the three-dimensional model. Metallurgical recoveries used are the same as for the 2006 resource estimate, which were based upon tests conducted by Silver Standard Resources Inc. in 1999 as part of a property review.

The new resource represents a total of 22,297,800 Ag Eq Oz in the Indicated category and 6,305,000 in the Inferred category. The uncapped resource would represent a total of 23,661,200 Ag Eq Oz in the Indicated category and 6,714,200 in the Inferred category. With the benefit of the added drill holes, Wardrop has reinterpreted the geological model of the mineralized zones and, while this has increased the confidence level, it has placed greater physical constraints on the model and, in particular, reduced the interpreted size of the Las Palmitas Zone.

The delay in releasing the updated resource estimate was due to the fact that, as part of the review process, it was found that while Great Panther’s Phase I drilling compared favourably with the reverse circulation (RC) drilling completed by Coeur d’Alene, the latter’s diamond drilling returned significantly higher silver and lead grades. This apparent inconsistency necessitated the re-assaying of some of the Coeur d’Alene drill core and a thorough check of all databases, statistics, calculations and interpretations. The Company is now satisfied that all assays are valid and that the difference in assay levels between drilling programs is due to the fact that the Coeur d’Alene diamond drill holes were mostly drilled into what is now interpreted as a higher grade core of the mineralized zone, while their RC holes and Great Panther’s diamond drill holes were mostly drilled outside of this core, on a more systematic basis.

The effect of the higher commodity prices used in the current resource estimate compared to those used in 2006 is that lower grade material now becomes potentially economic, which thereby lowers the average grade of the resource while increasing the tonnage. Thus, the new resource represents an increase in tonnage of approximately 73% while the average grade of the Indicated and Inferred Resources is now 105g/t Ag Eq and 97g/t Ag Eq, respectively, compared to 139g/t Ag Eq in the 2006 resource. As such, the estimated recoverable ounces of silver equivalent have increased by approximately 28%.

Table 1: Resource Grades (Capped)

ROCK GROUP	GRADE GROUP	Density tonnes/m3	Tonnage	Au g/t	Ag g/t	Pb %	Zn %	Ag Eq g/t
OXIDE	INDICATED	2.48	4,272,400	0.09	32	0.46	0.95	99
	INFERRED	2.48	927,000	0.08	32	0.50	0.80	91
SULFIDE	INDICATED	2.66	2,313,400	0.11	22	0.30	1.50	118
	INFERRED	2.66	1,100,900	0.16	36	0.57	0.83	101
TOTAL INDICATED			6,585,900	0.09	28	0.41	1.14	105
TOTAL INFERRED			2,027,900	0.13	34	0.54	0.81	97

Table 2: Contained Metal and Recoverable Ag Eq

ROCK GROUP	GRADE GROUP	Tonnage	Au oz	Ag oz	Pb Lbs	Zn lbs	Ag Eq grams	Ag Eq ounces
OXIDE	INDICATED	4,272,400	12,036	4,349,036	43,260,764	89,815,540	420,944,817	13,535,203
	INFERRED	927,000	2,440	967,315	10,269,078	16,257,856	84,707,530	2,723,715
SULFIDE	INDICATED	2,313,400	7,794	1,652,527	15,542,659	76,382,524	272,518,009	8,762,637
	INFERRED	1,100,900	5,690	1,266,355	13,839,819	20,063,455	111,378,052	3,581,288
TOTAL INDICATED		6,585,900	19,831	6,001,563	58,803,423	166,198,064	693,462,827	22,297,840
TOTAL INFERRED		2,027,900	8,130	2,233,670	24,108,898	36,321,311	196,085,582	6,305,003

Great Panther’s 2007 Phase I drilling determined that the La Gloria and Las Palmitas Zones are structurally complex and fault-bounded on all sides, including to depth where a shallow dipping fault system appears to cut off the mineralization at depths of 100-200 metres. The La Gloria resource represents approximately 360 metres of strike length with widths of up to 150 metres and may still be open to the southwest. Las Palmitas extends for approximately 200 metres of strike length and is up to 50 metres wide. The width of both zones is greater near surface and appears to pinch at depth, a shape that lends itself well to open pit mining. The level of oxidation lies at 60 to 80 metres below surface.

The work to date on La Gloria and Las Palmitas has resulted in a well-defined resource that can now be modeled for extraction by open pit mining methods. An in-house scoping study has been initiated that will examine basic issues such as permitting, metallurgy, transportation, mining, milling and construction costs, etc. While this will lay the groundwork for later feasibility studies, it is still the Company’s objective to increase the size of the overall project resource by drilling targets outside of La Gloria/Las Palmitas. The Mapimi Project comprises approximately 15,000 hectares, much of which is still unexplored.

We advise U.S. investors that while these terms “Resource Estimate” and “Inferred Mineral Resource” are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in this category will ever be converted into reserves.

f. Exploration

Mapimi is viewed as an advanced stage exploration project that could be developed quickly with the goal of defining a new resource amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. A first phase exploration program was implemented in late 2006 and consisted of an airborne geophysical survey and ground induced polarization geophysical survey follow-up; detailed geological mapping and re-sampling of outcrops, adits and trenches; followed by a 6,000 meter core drilling program focused on confirming previous Coeur d’Alene drilling results in the Palmitas and La Gloria zones.

Highlights of the first 11 core holes (2,395 metres) Great Panther’s 2007 drilling program include 155 g/t Ag Eq over 46.75 metres (including 262 g/t Ag Eq over 16.00 metres and 208 g/t Ag Eq over 3.30 metres) in hole SK07-04 in the La Gloria Zone and 173 g/t Ag Eq over 62.40 metres in hole SK07-09, also in La Gloria. Drilling on the Las Palmitas Zone was highlighted by 147 g/t Ag Eq over 16.95 metres in hole SK07-01.

Additional details of the intersections, including individual assays for silver, gold, lead and zinc are presented in the table of results below. A plan map of the Las Palmitas and La Gloria Zones with drill hole locations is posted on the Great Panther website at www.greatpanther.com.

Multiple mineralized intervals have been detected within each of La Gloria and Las Palmitas. They appear to be steeply dipping and elongated northeast-southwest so holes are typically drilled at angles of 45-60 degrees. While the mineralization starts at surface, it has been intersected to vertical depths approaching 200 metres. To date, the holes have been drilled between grid sections 350N and 550N at a horizontal spacing of approximately 50 metres with respect to other Great Panther and Coeur d’Alene drill holes. They are also designed to intersect the mineralized zones at a similar vertical spacing. and are confirming previous results of Coeur d’Alene

The mineralization at Mapimi is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes intruding sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation. While the upper 40-60 metres is typically oxidized, deeper sulphide mineralization consists of pyrite, silver sulfosalts, sphalerite and galena. An alteration halo exhibiting strong silicification and disseminated pyrite extends outward for hundreds of metres around the silver-lead-zinc zones, providing a larger target that should be detectable by induced polarization (I.P.) geophysics.

As the topography of the area is very subdued and 95% of the property is overburden covered, there is a strong possibility that similar mineralized breccias may lie under cover and have been overlooked in the past. The current geophysical program is designed to detect such buried zones and provide additional targets for drill testing.

Highlights of recent drilling include:

CORE									Ag
HOLE	ZONE	FROM	TO	LENGTH	Au	Ag	Pb	Zn	Eq
		(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
SK07-001	Palmitas	55.05	72.00	16.95	0.17	119.30	1.59	0.10	147
	and	139.50	157.50	18.00	0.14	42.27	0.43	0.24	65

SK07-002	Palmitas	220.98	247.67	26.69	0.15	21.01	0.37	0.23	47

	La								155
SK07-004	Gloria	77.65	124.40	46.75	0.08	27.07	0.41	1.75
	including	95.00	111.00	16.00	0.13	59.38	0.94	2.72	262
	and	121.10	124.40	3.30	0.37	76.12	1.16	1.54	208

	La								114
SK07-005	Gloria	55.95	102.00	46.05	0.15	14.67	0.16	1.35

CORE									Ag
HOLE	ZONE	FROM	TO	LENGTH	Au	Ag	Pb	Zn	Eq
		(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
	La								126
SK07-006	Gloria	109.50	154.30	44.80	0.12	25.48	0.29	1.38

	La								49
SK07-008	Gloria	127.26	148.80	21.54	0.06	16.71	0.32	0.37

	La								70
SK07-009	Gloria	69.60	74.75	5.15	0.06	28.29	0.35	0.53
	and	82.60	145.00	62.40	0.12	32.51	0.33	1.96	173
	and	195.20	211.12	15.92	0.25	29.30	0.17	1.15	115

	La								79
SK07-010	Gloria	150.20	159.15	8.95	0.13	23.41	0.29	0.71
	and	191.90	200.80	8.90	0.36	50.70	0.61	0.82	124

	La								45
SK07-011	Gloria	20.95	33.25	12.30	0.02	9.67	0.12	0.49

*Silver equivalent ounces (Ag Eq Oz) for the intercepts above were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively. Wardrop Engineering used the same recoveries but different pricing in their 2006 resource estimation.

During February 2007, Great Panther contracted Aeroquest Limited to fly a 550 line kilometre airborne electromagnetic (EM) and magnetic geophysical survey over the Mapimi project. Numerous EM and magnetic targets were detected and field work to validate the various features is on-going. The interpretation of this survey, in conjunction with surface mapping, provided a geological framework for a detailed I.P. survey.

While some of the geophysical anomalies outlined by the airborne survey are directly related to regional geological features, others appear to be related to known mineralization or are spatially associated with zones of strong alteration. The cluster of rhyolite domes associated with the silver-lead-zinc mineralization in the La Gloria-Las Palmitas area has a magnetic response that is replicated in at least two other areas on the extensive 3,508-hectare property. Each of these anomalies is approximately one kilometer in diameter.

Highlights of the second batch of drill holes (SK07-012 to 019, representing 1,454 metres) include 168 g/t silver equivalent (Ag Eq) over 78.65 metres in hole SK07-012; 212 g/t Ag Eq over 21.95 metres in hole SK07-015; and 372 g/t Ag Eq over 32.93 metres in hole SK07-018. All eight holes were drilled in the La Gloria Zone.

Additional details of intersections from these eight holes, including individual assays for silver, gold, lead and zinc are presented in the table of results below. A plan map showing the new La Gloria drill-hole locations is posted on the Great Panther website at www.greatpanther.com.

Twenty three core holes, representing 4,745 metres, have been completed to date with assays pending on the last four holes. Results for holes SK07-001 to 011 were announced on April 16, 2007. Aside from the first three holes of the program, which were drilled into the smaller Las Palmitas Zone, drilling by Great Panther has focused on the La Gloria Zone in an effort to expand and better delineate mineralization intersected by Coeur d’Alene Mines Corp., in 1997-98. Data from Coeur’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million oz Ag Eq, contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Consistent with previous drilling, multiple mineralized intervals have been intersected within the latest holes at La Gloria. The mineralization consists of sphalerite, galena, pyrite and minor pyrrhotite in the matrix of hydrothermal breccias and as fracture fillings and disseminations in porphyritic rhyolite. Silver grades show an excellent correlation with lead, while zinc and gold do not correlate with any of the other metals. As relative grades of the four metals can be quite variable, silver equivalents are calculated primarily for comparative purposes.

The structural fabric of the Mapimi Project appears to be complex. The rhyolite intrudes sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation, a common host to many of the world class silver-lead-zinc deposits throughout the Mexican Silver Belt. Pre-mineral faulting and fracturing is intense within and adjacent to the mineralized zones, providing excellent porosity for mineralizing fluids. Post-mineral faulting is also common and offsets mineralized zones in places. While the La Gloria Zone appears to be fault-bounded to the northeast, it is still open to the southwest and Great Panther is currently testing the strike extent of the zone in that direction.

Highlights of recent drilling include:

HOLE	FROM	TO	LENGTH	Au	Ag	Pb	Zn	Ag Eq*
NUMBER	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)

SK07-012	42.50	121.15	78.65	0.21	20.3	0.20	2.04	168

SK07-013	90.30	96.80	6.50	0.39	40.3	0.25	0.53	88
and	115.20	141.40	26.20	0.04	9.9	0.13	0.54	50

SK07-014	30.15	52.65	22.50	0.03	6.4	0.04	1.85	134
and	90.30	96.80	6.50	0.34	44.4	0.43	1.01	127
and	115.20	141.40	26.20	0.07	16.2	0.14	1.70	135

SK07-015	53.00	58.50	5.50	0.02	114.0	1.18	0.71	169
and	87.65	92.40	4.75	0.04	24.8	0.42	1.17	111
and	117.70	139.65	21.95	0.05	10.5	0.14	2.89	212

SK07-016	79.15	84.06	4.91	0.21	51.0	0.68	2.15	212
and	132.00	135.68	3.68	0.12	61.1	0.92	1.13	154
and	149.10	156.90	7.80	0.22	42.0	0.21	0.90	107

SK07-017	8.98	58.20	49.22	0.18	69.1	0.74	0.07	84
and	92.60	121.96	29.36	0.17	14.7	0.26	1.76	145

SK07-018	18.30	36.54	18.24	0.07	19.9	0.31	1.41	123
and	83.30	107.23	23.93	0.06	17.5	0.21	5.12	372

SK07-019	17.88	57.58	39.70	0.10	62.7	1.00	0.31	100

HOLE	FROM	TO	LENGTH	Au	Ag	Pb	Zn	Ag Eq*
NUMBER	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)

and	105.75	108.60	2.85	0.27	25.6	0.30	1.95	171

*Silver equivalent grades (Ag Eq) for the intercepts above were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively. Wardrop Engineering used the same recoveries but different pricing in their 2006 resource estimation.

The third batch of ten core holes (2,449 metres) drilled by the Company on the Mapimi Project (formerly Km 66) in eastern Durango State, Mexico. Twenty nine core holes, representing 4,745 metres, have been completed to date ending the Phase 1 drilling program. Following up on the airborne geophysical program, 103 kilometres of grid were cut and 103 kilometres of induced polarization (I.P.) geophysical survey completed. The La Gloria zone is part of the southern tip of a 2400 metre long, by up to 1,200 metre wide northeast - southwest oriented I.P. anomaly. A second more northern I.P. anomaly with a length of 1,300 metres, by up to 700 metres wide and oriented northwest – southeast was also delineated (see web-site drawings).

Highlights of the third batch of drill holes in Great Panther’s 2007 drilling program include 166 g/t Ag Eq over 19.46 metres in hole SK07-020; 107 g/t Ag Eq over 36.6 metres, followed by 256 g/t Ag Eq over 55.6 metres in hole SK07-028; and 110 g/t Ag Eq over 47.52 metres in hole SK07-029, all in La Gloria zone. A new mineralized zone, named La Gloria East zone was partially delineated (open to the north), displayed erratic mineralization, but is associated with intense silicification, brecciation and rhyolite intrusions into the Caracol Formation sediments. Additional details of the intersections, including individual assays for silver, gold, lead and zinc are presented in the table of results below. A plan map showing the new La Gloria drill-hole locations is posted on the Great Panther website.

Multiple mineralized intervals have been detected within the La Gloria zone drill holes. They appear to be steeply dipping and elongated northeast-southwest so holes are typically drilled at angles of 45-60 degrees. While the mineralization starts at surface, it has been intersected to vertical depths approaching 200 metres. To date, the holes have been drilled between grid sections 10000N and 10300N at a horizontal spacing of approximately 50 metres with respect to other Great Panther and Coeur d’Alene drill holes. They are also designed to intersect the mineralized zones at a similar vertical spacing. The 2007 Great Panther results are confirming previous results of Coeur d’Alene and will be used in the upgrading of the NI 43-101 resource.

Highlights of recent drilling include:

Core Hole #	Zone	From	To	Core Width	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
SK07- 020	La Gloria	3.02	22.48	19.46	0.11	36	0.53	1.75	166
SK07- 020	La Gloria East	151.95	160.04	8.09	0.04	35	0.41	0.41	68

SK07- 021	La Gloria East	18.20	25.65	7.45	0.34	65	0.47	0.44	104
SK07- 021	La Gloria East	151.80	161.60	9.80	0.07	3	0.05	0.79	60

SK07- 022	La Gloria East	192.5	198.73	6.23	0.05	39	0.07	0.97	100
	La Gloria East	207	209.45	2.45	0.07	32	0.06	2.45	197

SK07- 023	La Gloria	96.50	101.55	5.05	0.03	15	0.18	0.55	55
SK07- 023	La Gloria	106.00	121.15	15.15	0.01	2	0.03	0.75	54

SK07- 024	La Gloria	52.70	60.25	7.55	0.06	36	0.93	0.49	89

SK07- 025	La Gloria	150.68	156.46	5.78	0.01	1	0.00	1.63	113
SK07- 025	La Gloria	175.00	179.94	4.94	0.27	20	0.80	0.60	88
SK07- 025	La Gloria	188.00	191.80	3.80	0.44	28	0.86	0.84	118

Core Hole #	Zone	From	To	Core Width	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)

SK07- 026	La Gloria East	60.35	69.61	9.26	0.05	23	0.50	0.81	88

SK07- 027	La Gloria East			N.S.R.

SK07- 028	La Gloria	0.00	36.60	36.60	0.21	65	0.87	0.39	107
	La Gloria	36.60	92.20	55.60	0.06	4	0.09	3.63	256
	La Gloria	135.00	148.18	13.18	0.13	14	0.50	1.13	106

SK07- 029	La Gloria	3.00	50.52	47.52	0.12	98	1.11	0.02	110
SK07- 029	La Gloria	55.20	68.20	13.00	0.04	7	0.09	2.01	147
SK07- 029	La Gloria East	184.40	189.25	4.85	0.19	23	0.12	1.22	111
SK07- 029	La Gloria East	254.50	262.54	8.04	0.10	17	0.18	0.58	62

*Silver equivalent ounces (Ag Eq Oz) were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively.

The Phase II diamond drilling program, which commenced in October 2007, is testing two large coincident geological, geochemical, and geophysical anomalies, namely the Central (Bulls Eye) and North Zones. The mineralization at La Gloria/Las Palmitas consists of disseminated pyrite, galena and sphalerite hosted within hydrothermal breccias and stockworks, brecciated sediments and rhyolite associated with a cluster of rhyolite domes. Similar host rocks and mineralization are now known to be areally extensive on the property and the widely spaced Phase II drilling has also intersected skarn alteration and mineralization to the north of La Gloria, suggesting that the latter zone may be only a peripheral portion of a much larger intrusive-related system.

The strong chargeability responses within the Bulls Eye anomaly are interpreted to represent alteration halos of widespread disseminated pyrite, containing more discrete zones of silver-gold-lead-zinc mineralization.

The La Gloria zone is part of the southern tip of the 2,000 metre long, by up to 800 metre wide Bulls Eye anomaly. In addition, the 1,000 metre by 700 metre North Zone displays skarn alteration and lead-zinc-copper sulphides on surface and at depth at the contact between rhyolite and limestone, suggesting the potential for higher grade, skarn and/or carbonate replacement style mineralization. Eighteen holes (numbers 30-47) have now been completed in the Phase II program and assay results are being compiled as they come in.

4. San Antonio Project

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of three contiguous mining concessions covering in the aggregate 11,711 hectares. These concessions were staked and are owned 100% by MMR.

The San Antonio property is 50 kilometers NNW of the Guadalupe y Calvo Mining District in southwest Chihuahua State, which has historically produced over 2 million ounces of gold; and 80 kilometers SSE of the Batopillas area (El Sauzal Mine of Kinross Gold, 2005 probable reserve of 1.7 million ounces gold). Geologically the Company is exploring in a 3 by 17 kilometer area “window” of Tertiary lower sequence andesite and felsic volcanics flanked by barren Tertiary upper sequence ignimbrites and conglomerates.

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

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”) whereby Altair may exercise its right to earn a 70% interest in the property by making staggered cash payments of US$200,000 (US$30,000 paid to date), issuing 200,000 Altair common shares (100,000 issued to date) to Great Panther and incurring a minimum of US$1,000,000 of exploration expenditures over a three-year period.

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

In 2007, Altair Ventures, under the terms of the aforementioned option agreement, conducted an exploration program with Great Panther as operator. The focus of the exploration effort was to fully evaluate the numerous gossans and alteration zones on the project using a combination of geological mapping, rock sampling, and PIMA surveys. All three techniques, plus satellite image analysis, will aid the Company in defining priority targets for more detailed sampling and appraisal as drill targets. Previous exploration, 2004 to 2006, included the collection of 1014 rock samples and 139 PIMA samples, plus core drilling of the Santo Nino zone.

Highlights from the initial 2007 sampling include 1.5 metres @ 7.5g/t gold, 11g/t silver; 0.3 meters @ 300g/t silver, 0.47% lead and 3.62% zinc; and 1.2 metres @ 268g/t silver, 0.29% lead, and 1.22% zinc. All three samples are from a newly discovered northeast oriented steeply southeast dipping vein system located ~800 meters south east of San Cayetano. The new discovery has been traced on surface for ~400 meters.

Seven (7) key areas of alteration / mineralization have been identified on the San Antonio project, including the Santo Nino zone (structurally controlled quartz vein / breccia with gold and copper mineralization), Gossan zone (silicified, iron oxides (after pyrite) and brecciated “domes”), Terras Amarillas zone (extensive argillic alteration, iron oxides, and silica veins), San Cayatano zone (argillic alteration with quartz-barite-galena-sphalerite-pyrite veins), La Gringa zone (argillic alteration with quartz-barite-galena-sphalerite-pyrite veins), La Chiripa zone (argillic alteration, iron oxides, and silica veins), and the El Rancho Blanco zone (located between La Chiripa and Terras Amarillas zones and presently being explored).

PIMA analysis of altered samples from the above areas shows two distinct populations, a high sulfidation epithermal system in the Gossan zone with alunite, dickite, prophylite and tourmaline; and the rest of the alteration zones being low sulfidation in nature with illite, smectite, sericite, chlorite minerals. In case studies, the hydroxyl low in the analysis of illite varies with mineralizing fluid temperature, and as the lower temperature mineralizing fluids are associated with precious metal deposition the Company has been reviewing illite analysis as a tool for targeting and discerning precious metal rich epithermal events.

Diamond drilling commenced on the San Antonio project in November, 2007. The program comprised approximately 1,500 metres in 9 holes and tested a district scale epithermal system that has been identified on the property.

Previous exploration project led to the recognition of a vertically-zoned, 12-kilometre long system of mineralization and alteration that appears to be gold-copper rich near the base, grading to silver-gold-lead-zinc in the upper portions.

Mapping and sampling in 2007 further defined five primary areas of alteration / mineralization: 1) the Breccia Gossan Zone (bulk tonnage, high sulphidation epithermal gold-copper system), 2) the San Cayetano Zone (low sulphidation quartz-barite-galena-sphalerite-pyrite, silver-gold vein), 3) the San Cayetano South Zone (low sulphidation quartz-galena-sphalerite-pyrite, silver-gold vein), 4) the La Gringa Zone (low sulphidation quartz-galena-sphalerite-pyrite, silver-gold vein) and 5) the La Gringa North Zone (low sulphidation quartz-galena-sphalerite-pyrite, gold-silver vein).

The Breccia Gossan Zone is a 2,000 by 800 metre area of intense silica and clay alteration interpreted to represent the middle to lower level of the mineralizing system at San Antonio, while the vein style mineralization in the other zones is thought to reflect the upper portions of the system. The focus of the 2007 diamond drilling program is to evaluate these five key areas on the project and determine how they are related.

A review of surface chip channel sampling in these areas from 2004/5 and 2007 includes 1.5 metres @ 7.5g/t gold, 11g/t silver; 0.3 metres @ 300g/t silver, 0.47% lead and 3.62% zinc; and 1.2 metres @ 268g/t silver, 0.29% lead, and 1.22% zinc, all from the San Cayetano South Zone. From the La Gringa North Zone, results from surface include 1.5 metres @ 0.19g/t gold, 289g/t silver, 0.51% lead, and 0.76% zinc; and 3.0 metres @ 0.99g/t gold, 23g/t silver, 0.26% lead, and 0.18% zinc. The San Cayetano Zone returned values of 1.0 metre @ 538g/t silver and 0.24% lead; and 1.2 metres @ 109g/t silver, 0.99% lead, and 0.35% zinc. Further details and a map of the project can be found on the Great Panther website at www.greatpanther.com.

At the time of this document, results of the diamond drilling program were not yet available. Field work on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

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

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property in Durango State. No field work was conducted on the property during 2007.

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

No field work was done on the property in 2006 or 2007.

ITEM 4A            Unresolved Staff Comments

None

ITEM 5               Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgements, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine (5 years) to which the assets relate. These estimates may change in circumstances where the assets’ useful life may change based upon new information.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company’s operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in these factors could cause a significant change in the reclamation obligation.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax liabilities.

A.        Operating Results

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $17,487,070 in 2007 compared to $7,069,442 in 2006, an increase of 147%. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $4,173,562 in the first quarter to approximately $5,267,117 million by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations. Combined output at Topia and Guanajuato was 1,336,629 silver equivalent ounces (Ag Eq oz) in 2007, compared with 638,860 Ag Eq oz in 2006. This increase in output along with increased metal prices during 2007 contributed to the year over year increase in the Company’s revenue. Silver, gold and lead prices increased over 16%, 15% and 100%, respectively, year over year.

Overall cost of sales for the 2007 fiscal year was $16,116,633 compared with $7,199,047 in 2006. Cost of sales increased primarily due to increased output. Cash costs per silver ounce remained relatively unchanged from 2006 levels (improvements in Guanajuato’s cost per ounce were offset by an increase in Topia’s cost per ounce). The Company anticipated improved efficiencies during 2007, however, smelting and refining rates increased in 2007 for both mines, compounded by increased production mining costs and lower ore grades from the Topia operations. As efficiencies are created in the Company’s operations, and with start-up costs associated with bringing both operations back into production now behind us, management anticipates improved margins in the 2008 fiscal year.

The production guidance for 2008 of 1.75 million Ag Eq oz, (1.10 million from Guanajuato and 0.65 million from Topia), represents an improvement over 2007 in excess of 30%. This projected increase is mainly the result of higher ore grades, with the mining being subject to strict grade control procedures and focused in drill delineated areas, and improved processing performance. Total costs are projected to be similar to 2007 levels and unit costs will be reduced accordingly.

Amortization and depletion of mineral properties, plant and equipment increased by $2,181,899 in 2007 to $3,603,668 compared with $1,421,769 in 2006. The increase is largely due to the fact that the Guanajuato plant facilities, building and plant rehabilitation were not in service during the first half of 2006 and as such, no amortization expense was recognized during that period. Capital additions during 2006 and 2007 have also resulted in increased amortization in 2007.

Mineral property exploration costs in 2007 were $6,803,104 compared to $3,968,083 and $2,340,398 in 2006 and 2005, respectively. The increased costs are largely attributed to the Company’s ongoing development of its mineral properties to better define its resources. The Company signed an option agreement for the Mapimi property in September 2006 and spent significant funds developing these resources in 2007. With the high demand for qualified drillers, geologists and other mining related personnel, many companies like Great Panther are incurring higher than normal costs for these services because of the general shortage of qualified individuals. The Company anticipates spending approximately $8.6 million on its 2008 exploration program which includes deep drilling at Guanajuato and continued work at Mapimi and Topia.

Overall, general & administrative expenses (“G&A”) (incurred) was $4,672,362 for 2007 compared to $4,408,631 in 2006 and $2,139,236 in 2005. This small increase is not reflective of the growth of the Company in the past twelve months. During the year, the Company added two new senior management positions and significantly increased the depth of the accounting and financial reporting department. The Vancouver office has experienced substantial growth in personnel necessitating the move to additional larger premises. The Company anticipates incurring approximately $5.2 million in general and administrative expenses in 2008. The increase over 2007 is largely due to a full year’s impact of the changes made in 2007 related to the Company’s growth, as described above.

Accounting, compliance and audit related costs in 2007 were significantly higher than in 2006. This increased cost is largely attributed to the complexity of the Company’s accounting and audit processes with full operating subsidiaries in Mexico. The Company added personnel in both Mexico and Canada as the growth of the Company’s accounting functions necessitated the increase in staffing levels. Additional costs were also incurred as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act (“Sox”), a regulatory requirement of the United States Securities and Exchange Commission. External audit costs increased in 2007 as an integrated audit, which includes an attestation of the effectiveness of internal controls, was required in 2007 pursuant to Sox.

Insurance costs increased during 2007 primarily due to the increased cost of insuring Mexican property, plant and equipment. The increase was a result of higher insurance rates in Mexico, in general, as well as capital additions made there.

The above increases were partially offset by lower investor relations costs in 2007 compared with 2006. During 2006, the Company graduated from the TSX Venture Exchange to the more senior TSX. The Company implemented an aggressive marketing strategy to promote the Company in the United States and Europe and, in so doing, incurred significant incremental costs in 2006 which were not incurred in 2007. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

The Company also incurred non-cash stock-based compensation expense of $1,129,500 in 2007 compared with $4,672,774 and $357,298 in 2006 and 2005, respectively. The Company grew exponentially in 2006 which resulted in the larger than usual expense in that year. Some stock-based compensation expense was incurred in 2007 as the Company continues to need to attract and retain quality individuals.

Interest expense was $1,035,577 in 2007, compared to $830,236 in 2006 and $357,011 in 2005. The increase over 2006 is due to the issuance of two 8% per annum convertible notes totaling $4.05 million in July 2007. Interest expense paid increased by $209,317 in 2007 compared with 2006. This was partially offset by a decrease in interest accretion.

The Company incurred a foreign exchange loss of $1,440,802 in 2007, compared to a gain of $10,358 in 2006 and a loss of $19,294 in 2005. The Canadian dollar strengthened relative to the Mexican peso during 2007. As such, a foreign exchange loss was incurred on the revaluation of the Mexican subsidiaries’ monetary assets and liabilities at the current exchange rate at year end.

The provision for income taxes was $2,571,473 in 2007, compared to $110,016 in 2006 and incomes taxes recoverable of $370,514 in 2005. The large increase is due to a future income tax liability of $2,421,504 being recorded in the fourth quarter of 2007. A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. The Company’s subsidiary MMR is forecast to pay flat tax. As the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under flat tax, this has given rise to an excess of book value over tax value which results in a future income tax liability. The Company is pursuing tax planning opportunities in Mexico to minimize taxes paid in the future.

Overall, the loss for the twelve months ended December 31, 2007 (“FY07”) was $19,700,861 compared to $15,084,437 and $5,231,685 for the twelve month periods ending December 31, 2006 and December 31, 2005, respectively, for the above-noted reasons.

B.        Liquidity and Capital Resources

The Company currently has mining operations that are generating cash flow, and towards the end of 2007, the economic viability of the operations began to be realized. The financial success of the Company relies on management’s ability to continue the successful exploration, development and operation of its mines, to develop its exploration properties and achieve profitable operations.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $5,357,977 as at December 31, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets and the rehabilitation of the mines. The decrease is partially offset by the proceeds of the exercise of warrants and options, a convertible note financing, and positive operational cash flow now being generated by the two mines.

The Company had working capital of $10,659,942 as at December 31, 2007 compared with working capital of $12,533,156 as at December 31, 2006. There is no assurance that working capital and the anticipated exercise of outstanding warrants, together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, was $12,483,969 in 2007 compared to $11,433,341 in 2006 and $5,378,857 in 2005. The increase in 2007 over 2006 of $1,050,628 was primarily due to a year over year increase in mineral property exploration expenditures. This was partially offset by increased revenue net of cost of sales (excluding amortization and depletion), as well as the timing of amounts receivable and payable.

Investing Activities

For the twelve months ended December 31, 2007, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $3,362,263 compared with $5,736,570 in 2006. A significant investment was made in 2006 in the rehabilitation and modernization of the Company’s two mines sites.

Financing Activities

For the twelve months ended December 31, 2007, the Company raised proceeds of $8,725,054 through the exercise of warrants, and $678,000 through the exercise of options.

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consists of 8% per annum unsecured convertible notes maturing July 14, 2011 that are convertible into common shares of the Company at the holder’s option at a price of $2.25.

The Company made repayments of long-term debt during the twelve months ended December 31, 2007 of $1,456,893.

Subsequent to December 31, 2007, the Company entered into an agreement to purchase two scoop trams for a total purchase price of US$866,923, to be financed over 24 months at an interest rate of 9.93% . The Company also received proceeds of $360,000 on the further exercise of options.

Reconciliation to United States Generally Accepted Accounting Principles

A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)        Income taxes:

The Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2007, there were no differences between enacted and substantially enacted rates. For each of the years ended December 31, 2006 and 2005, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

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

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2007.

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

(d)        Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 7(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2007 and 2006.

Applying US GAAP, the convertible notes at December 31, 2007 would be recorded at face value for a total of $6,070,000 and no value would be assigned to equity components of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP aggregating $377,812 (2006 - $149,799, 2005 - nil) for the year ended December 31, 2007 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006

	Canadian	US	Canadian	US

	GAAP	GAAP	GAAP	GAAP

Convertible note payable	4,028,611	6,070,000	1,163,799	2,020,000

Share capital	56,988,447	63,199,652	46,393,145	52,604,350

Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864

Equity component of convertible note	2,569,000	-	1,006,000	-

Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

(e)        Statement of operations presentation:

The consolidated statement of operations includes a write down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operations expense.

(f)        Recent accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(ii)

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Liabilities which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

  all business acquisitions would be measured at fair value

  most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

  non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

  goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(g)        Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i)	Share capital and contributed surplus:
		2007	2006

	Share capital and contributed surplus, under
	Canadian GAAP	$63,249,563	$52,471,009
	Adjustment for stock-based compensation for
	employees (note 13(b))	15,000	15,000
	Reversal of recapitalization of deficit (note 13(c))	6,211,205	6,211,205
	Share capital and contributed surplus, under
	US GAAP	$69,475,768	$58,697,214
(ii)	Deficit:
		2007	2006

	Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
	Adjustment for stock-based compensation for
	employees (note 13(b))	(15,000)	(15,000)
	Reversal of recapitalization of deficit (note 13(c))	(6,211,205)	(6,211,205)
	Interest accreted on convertible loan note (note 13(a))	527,611	149,799
	Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

(iii)	Loss and loss per share:
		2007	2006	2005

	Loss for the year, under
	Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)

	Interest accreted on convertible
	loan note (note 13(d))	377,812	149,799	-

	Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

	Basic and diluted loss per share, under
	US GAAP	$(0.27)	$(0.25)	$(0.22)

	Weighted average number of common
	shares, basic and diluted	72,227,455	59,720,424	23,986,543

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

F.        Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of our Company:

		Payments by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-Term Debt	$6,158,625	$88,625	$2,020,000	$4,050,000	-
Operating Leases	$178,000	$112,000	$66,000	-	-
Purchase Obligations	$3,600,000	$1,146,000	$1,636,000	$818,000
Total Long-Term Debt	$9,936,625	$1,346,625	$3,722,000	$4,868,000	-

G.        Safe Harbor

Not applicable.

ITEM 6               Directors, Senior Management and Employees

A.        Directors Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexican el Rosario	Present Position Alberta Subsidiary	Present Position Metalicos de Durango	Present Position Minera de Villa Seca	Present Position Exploraciones Minera el Rosairo
Kaare G. Foy	Executive Chairman, Director	Director	Director	Director	Director	Director
Robert A. Archer	President, CEO, Director	President	n/a	Director	Director	Director
Malcolm A. Burne	Director	n/a	Director	n/a	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a	n/a	n/a
A. Michael Turko	Director	n/a	n/a	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	Director	n/a	n/a	n/a	n/a
F. Ramos Sanchez	Vice President - Business Development	Director	n/a	Director	Director	Director
Robert Brown	Vice President - Exploration	n/a	n/a	n/a	n/a	Director
Charles Brown	Chief Operating Officer	Chief Operating Officer	n/a	Chief Operating Officer	Chief Operating Officer	n/a
Raakel Iskanius	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer

Business Experience, Function and Area of Experience

Kaare G. Foy

As our Executive Chairman and a director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of our Company and our subsidiaries.

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

Mr. Foy is also Executive Chairman and a director of Cangold Limited, Executive Chairman, Chief Financial Officer and a director of Monarch Energy Limited, the President of Oceanic Management Limited, and a director of Golden Prospect Precious Metals Limited, an AIM-listed company.

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

Mr. Archer is the President of R. A. Archer & Associates and Platoro Resource Corp. He also serves as President and Chief Executive Officer and is a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. He is also a non-executive director of Altair Ventures Incorporated, a company also publicly listed on the TSX Venture Exchange.

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

Mr. Turko obtained his Bachelor of Science (Geology) degree at the University of British Columbia in 1981. In 1993 he became President and CEO of Gulf Shores Resources Ltd., a company listed on the TSX Venture Exchange, with interests in petroleum properties in the North Sea, Texas, Alberta, Manitoba and Newfoundland, a position he currently holds. Mr. Turko also controls several successful private oil and gas companies, and was recently appointed President and Chief Executive Officer of Monarch Energy Limited, a company listed on the TSX Venture Exchange.

Mr. Turko is an independent director.

Wendy Ratcliffe

Ms. Ratcliffe has been our Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our Company and our subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited and Monarch Energy Limited, companies listed on the TSX Venture Exchange.

Ing. Francisco Ramos Sanchez

Ing. Francisco Ramos Sanchez was appointed as Vice President of Business Development in November 2007. He is responsible for seeking out new business opportunities for Great Panther and initiating planning and permitting issues for the advancement of the Mapimi Project in Durango. He was formerly Vice President of Operations from April 2004 through November 2007.

Prior to that, Ing. Ramos was the Vice President, Operations of our subsidiary MMR, since June 1998. With more than 30-years of experience in the mining industry, Ing. Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies from Canada , Mexico and the United States. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V.

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

Charles Brown

Mr. Brown has been our Chief Operating Officer since August 2007. He is a seasoned professional with more than 30 years experience successfully operating and developing mines both in Canada and internationally, from operating small gold mines in Ontario and Venezuela to being Managing Director of Tara Mines Ltd in Ireland, where he was responsible for one of the world's largest underground zinc mines.

Most recently he was the Project Manager for Newgold Inc. during its underground exploration and development program, leading to the completion of a positive feasibility study.

Mr. Brown graduated from Nottingham University, U.K. with an honours degree in Mining Engineering.

Raakel Iskanius

Ms. Iskanius has been our Chief Financial Officer since May 2007. As our CFO, Ms. Iskanius is responsible for all aspects of the Company's financial management, including financial reporting, analysis of operations and regulatory compliance.

Ms. Iskanius has more than 17 years of experience as a finance professional with the vast majority of her career spent in natural gas utility and multi-branch sectors. A Chartered Accountant, Ms. Iskanius has worked for companies across North America including Terasen Gas Inc., KPMG and The Loewen Group Inc.

Ms. Iskanius qualified as a Certified General Accountant in 1995 and received her Chartered Accountant designation in 1999.

Ms. Iskanius is also the Chief Financial Officer of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.        Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2007. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last three financial years ended, the following persons were or are our executive officers:

Name	Principal Position	From	To
Malcolm A. Burne	President and Chief Executive Officer	n/a	April 27, 2005
Robert A. Archer	President and Chief Executive Officer	April 27, 2005	Present
Kaare G. Foy	Executive Chairman Chief Financial Officer	April 27, 2005 June 10, 1996	Present May 22, 2007
Ing. Francisco Ramos Sánchez	Vice President, Business Development	April 30, 2004	Present
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Raakel Iskanius	Chief Financial Officer	May 22, 2007	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Malcolm A. Burne	2007 2006 2005	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert A. Archer	2007 2006 2005	30,000 (1) 30,000 (1) 15,000 (1)	nil nil nil	nil nil nil	nil 275,000 (6) 125,000 (2) (12)	nil nil nil	N/A N/A N/A	291,886 (4) 197,750 (4) 170,880 (4) (15)
Kaare G. Foy	2007 2006 2005	30,000 (1) 30,000 (1) 15,000 (1)	nil nil nil	nil nil nil	nil 355,000 (9) 125,000 (2) (13)	nil nil nil	N/A N/A nil	301,420 291,560 (3) 190,468 (5)
Ing. Francisco Ramos Sánchez	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	nil 225,000 (10) 100,000 (2)	nil nil nil	N/A N/A nil	264,783(7) 162,628 (7) 102,076 (7)
Robert F. Brown	2007 2006 2005	149,400 nil nil	nil nil nil	nil nil nil	nil 175,000 (11) 75,000 (2) (14)	nil nil nil	nil nil nil	113,095 (8) 109,950 (8) 84,407 (8)
Charles Brown	2007 2006 2005	180,000 N/A N/A	nil N/A N/A	nil N/A N/A	250,000 (18) N/A N/A	nil N/A N/A	nil nil nil	2,803 N/A N/A
Raakel Iskanius	2007 2006 2005	132,000 N/A N/A	nil N/A N/A	nil N/A N/A	250,000 (17) N/A N/A	nil N/A N/A	nil nil nil	30,869 (16) N/A N/A

(1)	Directors' fees.

(2)	Exercisable at $0.45 per share until 2010.

(3)	Of this amount, $190,500 was paid as a management fee and $ 101,060 was paid for rent and other services to Oceanic Management, a company controlled by Kaare G. Foy.

(4)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(5)

Of this amount, $112,080 was paid as a management fee; $78,388 was paid for consulting accounting, rent, secretarial and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(6)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.

(7)	Consulting fees paid to Francisco Ramos Sánchez.

(8)	Consulting fees and other benefits paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.

(9)	Of this amount, 205,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.

(10)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 100,000 are exercisable at $2.65 until December 6, 2011.

(11)	Of this amount, 100,000 are exercisable at $0.90 until January 5, 2011 and 75,000 are exercisable at $2.65 until December 6, 2011.

(12)	Exercised as to 25,000 common shares on December 19, 2006.

(13)	Exercised as to 100,000 common shares on April 28, 2006.

(14)	Exercised as to 20,000 common shares on September 12, 2006, 20,000 common shares on January 17, 2007, and 10,000 common shares on June 1, 2007.

(15)	Of this amount, $261,541 was paid for consulting fees and other benefits and $ 39,879 was paid for rent and other services to Oceanic Management, a company controlled by Kaare G. Foy.

(16)	Consulting fees paid to Raakel Iskanius.

(17)	Exercisable at $2,00; 150,000 until June 5, 2012 and 100,000 until September 10, 2012.

(18)	Exercisable at $2.00 until September 10, 2012.

Compensation of Directors

During the financial year ended December 31, 2007, the remuneration paid to directors in their capacity as directors of our Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
A. Michael Turko	$30,000

We have an incentive stock option plan in which directors are eligible to participate. No stock options were granted to directors during the year ended December 31, 2007.

C.        Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 28, 2007.

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

Our officers are re-elected at a directors' meeting following each annual general meeting.

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

The members of the nominating and corporate governance committee are A. Michael Turko, Malcolm A. Burne and John T. Kopcheff. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee are Malcolm A. Burne, John T. Kopcheff and A. Michael Turko. The compensation committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits.

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

On March 22, 2006, we entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited, a company controlled by Kaare G. Foy, the Executive Chairman and a director of our Company. Under the agreement Oceanic Management Limited has agreed to provide to our Company the continued services of Kaare G. Foy as Executive Chairman to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, we agreed to pay Oceanic Management Limited a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of our Company. On January 8, 2007, a resolution was passed by the board of directors, increasing Mr. Foy’s daily fee to $1,000 per day of services. The amount of the daily fee will be reviewed by our Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Oceanic Management Limited is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of our compensation committee or our independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic Management Limited in that year. In the event of a change of control of our Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman of our Company, then Oceanic Management Limited is entitled to receive from our Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

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

D.        Employees

During the fiscal year ended December 31, 2007, we had 134 (2006 – 63) direct employees as outlined below. Prior to 2007, the majority of the Company’s workforce was independent contractors rendering services to the different subsidiaries.

Company	2007	2006
Great Panther Resources Ltd.	15	Nil
Minera Mexicana el Rosario, S.A. de C.V.	Nil	Nil
Metalicos de Durango, S.A. de C.V.	46	35
Minera de Villa Seca, S.A. de C.V.	56	28
Exploraciones Mineras El Rosario, S.A.	17	N/A
de C.V.
TOTAL	134	63

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

As of March 20, 2008, we had the following securities issued and outstanding:

- 81,144,352 common shares;

- Incentive stock options for the purchase of up to 5,280,000 of our common shares; and

- warrants for the purchase of up to 4,101,374 of our common shares.

Of the above securities, our directors and officers owned the following common shares as of March 20, 2008:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Robert A. Archer, Director, President & CEO	1,790,100 (2)	1.98%
Charles P. Brown. COO	250,000 (3)	0.28%
Robert F. Brown, VP Exploration	260,000 (4)	0.29%
Malcolm A. Burne, Director	790,033 (5)	0.87%
Kaare G. Foy, Director & Executive Chairman	668,600 (6)	0.74%
Raakel Iskanius, CFO	260,000 (7)	0.29%
John T. Kopcheff, Director	530,000 (8)	0.59%
Wendy M. Ratcliffe, Corporate Secretary	225,000 (9)	0.25%
Francisco Ramos Sanchez, VP Operations	1,500,000 (10)	1.66%
A. Michael Turko, Director	50,000 (11)	0.06%

(1)        Based on 81,144,352 common shares issued and outstanding, and 9,381,374 shares issuable upon the exercise of issued and outstanding incentive stock options and warrants which are exercisable within 60 days of March 20, 2008.

(2)        Includes 1,355,100 of our common shares owned by Robert A. Archer, 60,000 of our common shares owned by Platoro Resource Corp., a company controlled by Robert A. Archer, incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.45 per share expiring July 26, 2010, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011; and incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(3)        Includes incentive stock options to purchase up to 250,000 of our common shares at an exercise price of $2.00 per share expiring September 10, 2012.

(4)        Includes incentive stock options to purchase up to 85,000 of our common shares at an exercise price of $0.45 per share expiring May 25, 2009 as to 60,000 and February 27, 2010 as to 25,000, incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 75,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(5)        Includes 284,133 of our common shares owned by Malcolm A. Burne, 55,900 of our common shares owned by First Investors Guarantee Ltd, a company controlled by Malcolm A. Burne, incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 150,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 100,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(6)        Includes 42,400 of our common shares owned by Kaare G. Foy, 246,200 of our common shares owned by Oceanic Management Limited, a company controlled by Kaare G. Foy, incentive stock options to purchase up to 25,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009, incentive stock options to purchase up to 205,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 150,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(7)        Includes 10,000 of our common shares, incentive stock options to purchase up to 250,000 of our common shares at an exercise price of $2.00 per share expiring June 5, 2012 as to 150,000 and September 10, 2012 as to 100,000.

(8)        Includes 80,000 of our common shares, incentive stock options to purchase up to 275,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 150,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 100,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(9)        Includes incentive stock options to purchase up to 120,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 70,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 25,000, incentive stock options to purchase up to 30,000 of our common shares at an exercise price of $0.52 per share expiring April 5, 2009, incentive stock options to purchase up to 25,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(10)        Includes 1,075,000 of our common shares, incentive stock options to purchase up to 200,000 of our common shares at an exercise price of $0.45 per share expiring February 8, 2009 as to 100,000, February 27, 2010 as to 25,000 and July 26, 2010 as to 75,000, incentive stock options to purchase up to 125,000 of our common shares at an exercise price of $0.90 per share expiring January 5, 2011, and incentive stock options to purchase up to 100,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

(11)        Includes incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $2.65 per share expiring December 6, 2011.

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

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Plan has become effective upon its adoption by the Board of Directors, in accordance with stock exchange requirements it will be submitted to shareholders of the Company for ratification at the next annual shareholders meeting. If ratified, the Plan will continue until the annual general meeting of shareholders in 2012. The Plan is subject to acceptance by the Toronto Stock Exchange.

During the year ended December 31, 2007, and subsequently, we granted the following stock options:

Name	Number of Options	Exercise Price	Expiry Date
Octavio Francisco Mendez Arellano	100,000 (1)	$2.00	June 5, 2012
Charles P. Brown	250,000	$2.00	September 10, 2012
Arturo Loya Cano	75,000	$2.65	March 11, 2012
Carlos Contreras	15,000	$2.65	March 11, 2012
Luis Ponce Fernandez	100,000	$2.00	June 5, 2012
Paula Mariana Fregonese	25,000	$2.65	March 11, 2012
Alyssa Gardner	50,000 (1)	$2.00	June 5, 2012

Name	Number of Options	Exercise Price	Expiry Date
Pablo Gomez	50,000	$2.00	September 10, 2012
David Hladky	75,000	$2.00	June 5, 2012
Raakel Iskanius	150,000 100,000	$2.00 $2.00	June 5, 2012 September 10, 2012
Betty Joy Leblanc	50,000 (1)	$2.65	March 11, 2012
Gustavo Alonso Almodovar Soriano	50,000	$2.00	September 10, 2012
William M. Vanderwall	50,000	$2.00	June 5, 2012
Deborah Young	100,000	$2.00	September 10, 2012

(1)        During the year ended December 31, 2007, the incentive stock options were cancelled 30 days after resignation.

ITEM 7               Major Shareholders and Related Party Transactions

A.        Major Shareholders

As of March 20, 2008, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 81,144,352 common shares issued and outstanding. Of those common shares, 75,449,084 common shares were registered to Canadian residents (97 shareholders); 4,643,432 common shares were registered to residents of the United States (230 shareholders); and 1,051,836 common shares were registered to residents of other foreign countries (67 shareholders). There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.        Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2007 fiscal year to the date of this annual report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual's family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2007, we entered into the following transactions with related parties:

	2007	2006	2005

Consulting fees paid or accrued to companies
controlled by directors of the Company	$539,000	$388,250	$295,760

Consulting fees paid or accrued to companies
controlled by officers of the Company	395,943	272,578	186,483

Cost recoveries received or accrued from a
company with a common director of
the Company	631,117	-	-

Office and administration fees paid or accrued
to a company controlled by a director of
the Company	39,879	101,060	78,388

As at December 31, 2007, $74,401 (2006 – nil; 2005 - $14,080) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $400,742 (2006 – nil, 2005 - nil).

ITEM 8               Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

-	Report of Independent Registered Public Accounting Firm dated March 20, 2008.

-	Consolidated balance sheets for the fiscal years ended December 31, 2007, and 2006.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Notes to consolidated financial statements

The audited financial statements as at December 31, 2007 and 2006, and for each of the years ended December 31, 2007, 2006, and 2005 can be found under Item 17 "Financial Statements".

Legal Proceedings

A legal proceeding was launched in 2006 by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the "Cooperativa") against the administration of the Cooperativa. Minera Mexicana el Rosario, S.A. de C.V. ("MMR") and one of MMR’s officers were named in the lawsuit. The lawsuit alleged that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The lawsuit was abandoned late in the second quarter of 2007 and was officially confirmed by the Court, after which the lawsuit cannot be re-initiated by the five dissidents.

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $347,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2007 is $516,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our Company's financial statements since the financial year ended December 31, 2007.

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

On February 28, 2006, we were elevated to Tier 1 of the TSX Venture Exchange.

On November 3, 2006, we received conditional approval for our TSX listing.

On November 14, 2006, our common shares became listed on the TSX.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low

December 31, 2003*	$0.60	$0.01

December 31, 2004	$0.77	$0.33

December 31, 2005	$1.17	$0.36

December 31, 2006	$2.79	$0.90

December 31, 2007	$2.53	$1.07

* Our common shares were consolidated on October 2, 2003 on the basis of one new common share for each ten old common shares. Figures for previous periods have not been restated.

The high and low market prices for our common shares for each full financial quarter for the three most recent full fiscal years were as follows:

Quarter Ended	High	Low

March 31, 2005	$0.55	$0.36

June 30, 2005	$0.53	$0.41

September 30, 2005	$0.65	$0.46

December 31, 2005	$1.17	$0.53

March 31, 2006	$1.90	$0.80

June 30, 2006	$2.55	$1.40

September 30, 2006	$2.22	$1.48

December 31, 2006	$2.79	$1.52

March 31, 2007	$2.36	$1.77

June 30, 2007	$2.20	$1.60

September 30, 2007	$2.15	$1.07

December 31, 2007	$1.75	$1.09

The high and low market prices for our common shares for each of the most recent six months, from October, 2007 through February, 2008 were as follows:

Month Ended	High	Low

September 30, 2007	$1.62	$1.30

October 31, 2007	$1.65	$1.16

November 30, 2007	$1.75	$1.09

December 31, 2007	$1.35	$1.10

January 31, 2008	$1.43	0.87

February 28, 2008	$1.68	$0.85

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

Since the date of filing our Registration Statement on Form 20-F, we have entered into the following additional material contracts:

On January 4, 2005, we signed a letter of intent with Minera Acero del Fuego, S.A. de C.V. for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The project consists of two concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. Terms of the agreement call for our Company to make four staged cash payments and share issuances totaling US$300,000 ($50,000 paid) and 300,000 shares (150,000 issued), over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000. The Option Agreement was signed on June 13, 2005. In May 2007, the Company chose to forfeit all rights and options to the property. No payments were made in 2007.

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

Upon signing the agreement for the Topia Silver-Lead-Zinc Mine, we paid a total of US$540,165 to the vendor and to two divisions of Peñoles, the latter being part of the assumed debt. The balance of the purchase price, approximately US$1.76 million, is divided between the vendor (US$946,000 paid) and La Cienega, a division of Peñoles. While the debt to the vendor will be paid in stages over the next three years, the debt to La Cienega will be paid effectively from the proceeds of production as a 10% Net Smelter Return (“NSR”) royalty, until the debt is fully repaid, at which time the NSR ceases. We have the option of paying out the debt in full at any time. As at December 31, 2007, no obligations remained.

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

On September 11, 2006, we signed a letter of intent to acquire 100% in the Mapimi Project (formerly “Km66”). The agreement is subject to a 3% NSR to the present property owners. Each 0.5% of the NSR, up to a maximum of 2%, can be purchased for US$500,000. As part of the agreement, Great Panther is required to make 6 staged cash payments and share issuances totaling US$3,000,000 (US$300,000 paid) and 500,000 shares (400,000 issued) over the subsequent 4 years.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000 (US$30,000 received), issuing a total of 200,000 shares of Altair (100,000 received) and fulfilling certain work commitments on the property over a three year period.

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

The discussion below does not address potential tax effects relevant to our cCompany or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our Ccompany who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our Ccompany are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our Ccompany and thereafter as gain from the sale or exchange of the common shares of our Ccompany. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

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

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the

Registrantour company. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

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

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant our company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we our company qualifies as a PFIC on his pro-rata share of our company’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

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

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are our company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we our company qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we our company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

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

If we are, our company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are our company is a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed

Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while our company is we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our Ccompany. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our Ccompany is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our Ccompany, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our Ccompany and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stockshares, gain from the sale or exchange of common shares of our Ccompany by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

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

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our Ccompany as if those shares had been sold.

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

I.        Subsidiary Information

As at the date of this annual report, we have five wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) New Age Investments Inc.; (iii) Metalicos de Durango, S.A. de C.V.; (iv) Minera de Villa Seca, S.A. de C.V.; and (v) Exploraciones Minera El Rosario, S.A. de C.V.

ITEM 11               Quantitative and Qualitative Disclosures About Market Risk

The Company has foreign operations which gives rise to foreign currency risk. Revenues are received in United States currency and expenditures are either due in United States currency or Mexican currency. As a Canadian company, however, the reporting and functional currency of our Company and our subsidiaries is the Canadian dollar. Therefore, are exposed to some exchange rate risk. At December 31, 2007, the Company has not entered into any derivatives or other financial instruments to mitigate the risk of foreign currency fluctuations.

ITEM 12               Description of Securities Other Than Equity Securities

A.        Debt Securities

Not applicable.

B.        Warrants and Rights

Not applicable.

PART II

ITEM 13               Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15               Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. The attestation report is included with the consolidated financial statements in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

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

ITEM 16B            Code of Ethics

Code of Ethics

Effective June 30, 2005 (amended August 2007), our Company's Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our Company’s Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller. Our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our Company's personnel shall be accorded full access to our president, the Board of Directors, or the Audit Committee with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our Company's personnel are to be accorded full access to our Company's board of directors and our audit committee if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

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

ITEM 16C            Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2007. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2007 annual financial statements included in this annual report for the year ended December 31, 2007 were $327,180 compared to $243,149 for the year ended December 31, 2006 (of which $93,149 was expensed in 2007), and $80,000 for the year ended December 31, 2005.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $nil for the year ended December 31, 2007, compared to $27,500 for the year ended December 31, 2006 and $nil for the year ended December 31, 2005.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $3,300 for the year ended December 31, 2007, compared to $3,400 for the year ended December 31, 2006, and compared to $3,175 for the year ended December 31, 2005.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $4,600 for the year ended December 31, 2007 compared to $nil for the year ended December 31, 2006, and $18,200 for the year ended December 31, 2005.

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

ITEM 16D.             Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E               Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17               Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 20, 2008.

-	Consolidated balance sheets for the fiscal years ended December 31, 2007, and 2006.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Notes to consolidated financial statements

ITEM 18               Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19               Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.	Instruments Defining Rights of Security Holders

2.1	Form of Series A Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.2	Form of Series B Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.3	Form of Series C Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.4	Form of Series D Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.5	Form of Series E Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004)

2.6*	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20- F, filed on August 10, 2004, amended March 7, 2008).

4.	Material Contracts

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

4.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

4.6	Letter of Intent dated January 4, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

4.7	Purchase Agreement dated June 30, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

4.8	Purchase Agreement dated October 25, 2005 between our Company and the Sociedad Coopertiva Minero Metalúrgics Santa Fe de Guanajuato.

4.9	Letter of Intent dated April 26, 2006 between our Company and Minera Apollo S.A. de C.V.

4.10	Letter of Intent dated December 7, 2006 between our Company and Altair Ventures Incorporated

4.11*	Option Agreement dated February 2, 2007 between our Company and Altair Ventures Incorporated

8.	Subsidiaries

8.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.3	Metalicos de Durango, S.A. de C.V.

8.4	Minera de Villa Seca, S.A. de C.V.

8.5	Exploraciones Minera el Rosario, S.A. de C.V.

11.	Code of Ethics

11.1*	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

15.	Additional Exhibits

15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

*        Filed herewith.

____________________________

i This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.

ii This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.

iii October 12, 2006 press release.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Great Panther Resources Limited
(Registrant)

/s/ Robert A. Archer
Robert A. Archer
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Raakel S. Iskanius
Raakel S. Iskanius
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: March 31, 2008

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007 and 2006
Expressed in Canadian Dollars

GREAT PANTHER RESOURCES LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR
FINANCIAL REPORTING

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 20, 2008	March 20, 2008

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Resources Limited

We have audited Great Panther Resources Limited’s (the "Company") internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 20, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
March 20, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,357,977	$9,208,048
Marketable securities	39,795	-
Amounts receivable, (note 5)	5,879,243	4,120,584
Income taxes recoverable	363,220	-
Inventories (note 6)	748,473	605,127
Prepaid expenses, deposits and advances	576,589	821,614
	12,965,297	14,755,373

Mineral properties, plant and equipment (note 8)	18,087,813	17,376,886

	$31,053,110	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,216,730	$911,928
Income taxes payable	-	127,475
Current portion of long-term debt (note 10(a))	88,625	1,182,814
	2,305,355	2,222,217
Long-term liabilities:
Long-term debt (note 10(a))	-	104,127
Convertible loan notes (note 10(b))	4,028,611	1,163,799
Asset retirement obligations (note 11)	1,101,171	92,285
Future income tax liability (note 14)	2,421,504	-
	9,856,641	3,582,428

Shareholders’ equity:
Capital stock (note 12)	56,988,447	46,393,145
Contributed surplus (note 12(c))	6,261,116	6,077,864
Equity component of convertible note (note 10(b))	2,569,000	1,006,000
Accumulated other comprehensive income	5,945	-
Deficit	(44,628,039)	(24,927,178)
	21,196,469	28,549,831

Continuing operations (note 1)
Commitments and contingencies (notes 7, 9, 10, 11 and 16)
Subsequent events (note 17)

	$31,053,110	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Revenues:
Mineral sales	$17,487,070	$7,069,442	$-
Cost of sales (excluding amortization
and depletion)	16,116,633	7,119,047	-
	1,370,437	(49,605)	-

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Accretion on asset retirement obligation	22,704	-	-
Mineral property exploration expenditures (note 9)	6,803,104	3,968,083	2,340,398
General and administrative	4,672,362	4,408,631	2,139,236
Stock-based compensation	1,129,500	4,672,774	357,298
	16,231,338	14,471,257	4,849,511
	(14,860,901)	(14,520,862)	(4,849,511)

Other income (expenses):
Interest income	207,892	366,319	27,251
Interest expense	(1,035,577)	(830,236)	(357,011)
Write-down of mineral property acquisition
costs	-	-	(403,634)
Foreign exchange gain (loss)	(1,440,802)	10,358	(19,294)
	(2,268,487)	(453,559)	(752,688)

Loss before provision for income taxes	(17,129,388)	(14,974,421)	(5,602,199)

Provision for income taxes (note 14)	(2,571,473)	(110,016)	370,514

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)

Other comprehensive income, net of tax:
Unrealized gain on marketable securities	5,945	-	-

Comprehensive loss for the year	$(19,694,916)	$(15,084,437)	$(5,231,685)

Diluted and basic loss per share (note 2(m))	$(0.27)	$(0.25)	$(0.22)

Weighted average number of common
shares outstanding	72,227,455	59,720,424	23,986,543

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Deficit, beginning of year	(24,927,178)	(9,842,741)	(4,611,056)

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)
Deficit, end of year	$(44,628,039)	$(24,927,178)	$(9,842,741)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash flows used in operating activities:
Loss for the year	$(19,700,861)	$(15,084,437)	$(5,231,685)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Foreign exchange gain on debt	(778)	(12,395)	(119,478)
Stock-based compensation	1,129,500	4,672,774	357,298
Shares issued for mineral exploration
expenditures	246,000	613,000	50,000
Future income tax	2,421,504	(17,459)	(370,514)
Write-down of mineral property acquisition costs	-	-	403,634
Interest accretion on debt discount	259,355	378,363	357,011
Interest accretion on convertible note payable	377,812	149,799	-
Accretion on asset retirement obligations	22,704	-	-
Changes in non-cash operating working capital:
Amounts receivable	(1,758,659)	(3,119,463)	(733,324)
Inventories	(143,346)	(605,127)	-
Prepaid expenses and deposits	245,025	(637,702)	(133,758)
Accounts payable and accrued liabilities	1,304,802	680,062	29,380
Income taxes	(490,695)	127,475	-
Net cash used in operating activities	(12,483,969)	(11,433,341)	(5,378,857)

Cash flows used in investing activities:
Marketable securities	(33,850)	-	-
Mineral properties and capital expenditures	(3,328,413)	(5,736,570)	(941,840)
Purchase of net assets of Topia mine	-	-	(888,405)
Purchase of net assets of Guanajuato mines	-	-	(4,428,416)
Net cash used in investing activities	(3,362,263)	(5,736,570)	(6,258,661)

Cash flows from financing activities:
Due to directors and related parties	-	-	(37,654)
Issuance of shares for cash, net of issue costs	-	13,866,639	13,874,042
Proceeds on issuance of convertible note	4,050,000	2,020,000	-
Repayment of long-term debt	(1,456,893)	(4,897,504)	-
Proceeds received on exercise of warrants	8,725,054	9,224,170	1,136,555
Proceeds on exercise of options	678,000	869,257	36,000
Net cash from financing activities	11,996,161	21,082,562	15,008,943

Increase (decrease) in cash and cash equivalents	(3,850,071)	3,912,651	3,371,425

Cash and cash equivalents, beginning of year	9,208,048	5,295,397	1,923,972

Cash and cash equivalents, end of year	$5,357,977	$9,208,048	$5,295,397

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Supplementary cash flow information:
Income taxes paid	$640,664	$-	$-
Interest expense paid	330,517	121,200	-
Interest income received	198,504	302,074	27,251

Non-cash financing and investing transactions:
Mineral property addition upon recognition
of asset retirement obligation	986,182	92,285	-
Warrants and options issued for financing fee	-	251,500	606,183
Assumption of debt on purchase of
net assets of Topia mine	-	-	1,430,937
Assumption of debt on purchase of
net assets of Guanajuato mines	-	-	3,918,747
Assumption of debt on purchase of mining	-	231,260	-
concession
Shares issued and funds received in prior years	-	49,910	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2007 and 2006, the Company recorded losses of approximately $19,701,000 and $15,084,000 respectively, and used cash in operations of approximately $12,484,000 and $11,433,000, respectively. As at December 31, 2007, the Company had an accumulated deficit of approximately $44,628,000 and a working capital balance of $10,660,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 18.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible note debentures and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

	(d)	Marketable securities:

Marketable securities are recorded at fair market value based on quoted market prices.

	(e)	Inventories:

Inventory consists of ore stockpiles and concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing, processing and overhead. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost.

	(f)	Mineral properties, plant and equipment:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine (5 years) to which the assets relate. As at December 31, 2007, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

(h)	Stock-based compensation:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

	(i)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

	(j)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

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

	(k)	Foreign currency translation:

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

	(l)	Income taxes:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(m)	Loss per share:

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

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

3.	Adoption of new accounting standards:

	(a)	Accounting Changes:

Effective January 1, 2007, the Company has adopted CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

	(b)	Financial Instruments:

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865 Hedges, Section 1530 Comprehensive Income and Section 3251 Equity.

In accordance with these new standards, all financial assets, except those classified as held-to-maturity and loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when realized. Those instruments classified as held- for-trading, have gains or losses included in earnings in the period in which they arise. The Company has classified its cash and cash equivalents as held-for-trading and therefore measures them at fair value, with unrealized gains and losses recorded in income. This change in accounting policy had no effect on the Company’s previous financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

3.	Adoption of new accounting standards (continued):

	(b)	Financial Instruments (continued):

The Company has classified its marketable securities as available-for-sale securities. This change in accounting policy had no effect as at January 1, 2007. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity.

4.	Recent accounting pronouncements:

	(a)	Capital Disclosures:

CICA Handbook Section 1535, Capital Disclosures, requires additional disclosures about how a company manages its capital. Such information includes quantitative and qualitative disclosure about the Company’s objectives, policies and processes for managing capital, as well as summary quantitative data about what it manages as capital. The Company will be also be required to disclose whether during the period it complied with externally imposed capital requirements and the consequences of non-compliance, if applicable. Such disclosures will be based on information provided internally by the Company’s key management personnel. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

	(b)	Financial Instruments – Presentation:

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company does not expect adoption of this section to have a significant effect on the presentation in the financial statements.

	(c)	Financial Instruments – Disclosures:

Section 3862, Financial Instruments – Disclosures, requires additional quantitative and qualitative disclosures about an entity’s financial assets and liabilities, and their associated risks. Such disclosures include the significance of financial instruments for an entity’s financial position and performance and the nature and extent of risks arising from financial instruments. Specific disclosures include the criteria for designating the classification of different types of financial instruments and determining when impairment is recorded against the related financial asset or when an allowance is used. The standard is effective for

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

4.	Recent accounting pronouncements (continued):

interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

(d)	Inventories:

Section 3031, Inventories, establishes standards for the measurement and disclosure of inventory. It provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company is evaluating the impact of the adoption of this Section on the financial statements.

(e)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	Amounts receivable:

	2007	2006

Value added tax recoverable	$3,037,482	$3,002,521
Trade accounts receivable	2,515,477	866,826
Other	436,284	401,237
	5,989,243	4,270,584
Allowance for doubtful amounts	(110,000)	(150,000)

	$5,879,243	$4,120,584

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2007	2006

Finished product	$311,357	$368,462
Ore stockpile	29,319	-
Materials and supplies	407,797	236,665

	$748,473	$605,127

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions:

	(a)	Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

		(i)	US$100,000 upon registration of the option agreement and expensed as mineral exploration costs (paid);

(ii)

US$150,000 upon notification to option or of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 on the date of the formal signing of the purchase agreement totaling CAD$851,721 (paid);

		(iii)	three annual payments of US$300,000, US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement (paid); and

(iv)

the Company also agreed to assume the debt encumbering the property, totaling US$814,594 (US$325,527 paid upon signing of the purchase agreement). The debt was repayable out of production from concentrate sales as a 10% Net Smelter Return. As at December 31, 2007, the remaining debt balance is fully repaid.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt was determined by discounting the face value of the US$1,761,493 (CAD$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. As at December 31, 2007, no remaining obligations remained.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253

$2,319,342

Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937

$2,319,342

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions (continued):

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 9).

(b)	Guanajuato Mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price of US$7,250,000 (paid) consisted of staged cash payments to the end of 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The remaining staged payments were discounted at the Company’s estimated current borrowing rate to the date of acquisition, to equal $3,918,747. As at December 31, 2006, no remaining obligations remained.

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

$8,347,163

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 9).

A legal proceeding was launched in 2006 by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the "Cooperativa") against the administration of the Cooperativa. Minera Mexicana el Rosario, S.A. de C.V. ("MMR") and one of MMR’s officers were named in the lawsuit. The lawsuit alleged that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The lawsuit was abandoned late in the second quarter of 2007 and was officially confirmed by the Court, after which the lawsuit cannot be re-initiated by the five dissidents.

(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The total purchase price of US$300,000 consists of staged cash payments of US$20,000 (paid) upon signing of the purchase agreement, US$80,000 (paid) upon registration of the agreement and US$100,000 each on the first (paid) and second anniversary date. The Arcoiris concession is a strategic claim that is contiguous

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.	Acquisitions (continued):

with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its Topia Mine Property.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement required cash payments of Pesos2,250,000 (CAD$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos5,447,029 (CAD$538,166) (paid). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

8.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	December 31,	December 31,
	2007	2006

Topia Mine (note 7(a)):
Mineral properties	$2,167,106	$1,577,851
Plant and equipment	5,660,608	5,002,155
Buildings and mobile equipment	393,346	383,086
Asset retirement obligations (note 11)	546,254	52,734
	8,767,314	7,015,826
Accumulated depreciation and depletion	(2,177,831)	(615,898)
	6,589,483	6,399,928

Guanajuato Mines (note 7(b)):
Mineral properties	3,978,063	3,750,000
Plant and equipment	4,828,025	4,248,128
Buildings and mobile equipment	1,752,370	1,075,714
Land	2,844,889	2,480,539
Asset retirement obligations (note 11)	532,213	39,551
	13,935,560	11,593,932
Accumulated depreciation and depletion	(2,753,990)	(799,333)
	11,181,570	10,794,599

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $123,957 (2006 -
$36,879)	248,218	113,817

	$18,087,813	$17,376,886

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San	Santo	San	Topia		Topia
		Antonio	Nino	Taco	Main Block		II to IV		Guanajuato		Virimoa	Mapimi
		(a)	(a)	(b)	note 7	(a)	note 7	(a)	note 7	(b)	(c)	(d)		2007

Option													$
payments:	Cash	$49,119	$102,721	$-	$-		$-		$-		$-	$216,623		368,463

	Shares	-	-	-	-		-		-		-	246,000		246,000

Analysis		19,588	-	-	51,098		-		293,759		-	160,448		524,893

Drilling		161,212	-	-	766,273		-		816,417		-	928,912		2,672,814

Field costs		315,688	-	-	111,448		-		3,007		-	171,758		601,901

Geology		31,582	-	-	323,649		-		750,145		-	459,351		1,564,727

Project
administration		30,132	-	-	16,490		-		52,024		-	133,577		232,223

Mine
exploration
costs		-	-	-	1,223,200		-		-		-	-		1,223,200

		607,321	102,721	-	2,492,158		-		1,915,352		-	2,316,669		7,434,221
Cost
Recoveries		(631,117)	-	-	-		-				-	-		(631,117)

		(23,796)	102,721	-	2,492,158		-		1,915,352		-	2,316,669		6,803,104
Cumulative
expenses,
beginning of
year		233,870	386,933	425,465	3,325,140		168,144		2,342,567		369,788	766,817		8,018,724

Cumulative
expenses,
end of year		$210,074	$489,654	$425,465	$5,817,298		$168,144		$4,257,919		$369,788	$3,083,486		$14,821,828

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006

Option
payments	$ -	$ 11,495	$ -	$ -	$ -	$ -	$192,337	$625,639	$ 829,471

Analysis	1,288	-	-	64,493	-	286,744	-	-	352,525

Drilling	-	-	-	206,977	-	620,092	-	24,951	852,020

Field costs	768	-	-	228,253	-	43,061	-	-	272,082

Geology	16,782	11,307	-	352,364	44,188	848,183	-	107,207	1,380,031

Project
administration	16,006	-	-	127,244	-	129,684	-	9,020	281,954

	34,844	22,802	-	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative
expenses,
beginning of
period	199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	-	4,050,641

Cumulative
expenses, end
of period	$233,870	$386,933	$425,465	$3,325,140	$168,144	$2,342,567	$369,788	$766,817	$8,018,724

The continuity of expenditures on mineral properties for the year ended December 31, 2005 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	2005
Option payments	$ 4,099	$ 24,492	$ 93,516	$ -	$ -	$ -	$ -	$ 122,107
Analysis	18,553	9,414	2,814	78,142	14,909	7,571	14,952	146,355
Drilling	13,986	160,900	85,176	423,324	-	353,057	80,209	1,116,652
Field costs	906	1,851	1,058	31,928	556	776	850	37,925
Geology	86,907	62,971	62,298	288,302	75,529	47,059	77,834	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	-	-	65,787
Project
administration	29,998	1,237	2,267	106,942	282	6,340	3,606	150,672

	165,726	262,505	249,015	972,809	98,089	414,803	177,451	2,340,398
Cumulative
expenses, beginning
of period	33,300	101,626	176,450	1,373,000	25,867	-	-	1,710,243
Cumulative
expenses, end of
period	$ 199,026	$ 364,131	$ 425,465	$2,345,809	$ 123,956	$ 414,803	$ 177,451	$4,050,641

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

	(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. US$30,000 was received upon signing of the agreement.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2007.

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

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, $50,000 was paid and 150,000 shares issued. No payments were made in 2007.

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures (continued):

(iii)	US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement;

(v)	US$700,000 by the third anniversary of the date of signing the option agreement; and

(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

10.	Long-term debt:

(a) Long-term debt:

	December 31,	December 31,
	2007	2006

Topia mine acquisition (note 7(a)) (“Cienega debt”), discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 per
shipment, whichever is higher and is secured by a general
security agreement over the assets of the Topia operations.
The debt was fully repaid as at December 31, 2007.	$-	$569,886

Topia mine acquisition (note 7(a)) (“Caneles debt”), without interest and discounted at an effective interest rate of 26.8%
per annum. Terms of the agreement required retirement of the
Caneles debt upon full payment of the Cienega debt. The debt
was fully repaid as at December 31, 2007.	-	753,855

Arcoiris concession acquisition, carrying value of US$100,000
(note 7(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged
payments over three years	99,130	233,060

	99,130	1,556,801
Less: unamortized discount	(10,505)	(269,860)
	88,625	1,286,941
Current portion	(88,625)	(1,182,814)

	$-	$104,127

Interest accreted on long-term debt totaled $259,355 in 2007 (2006 – $378,363).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

10.	Long-term debt (continued):

(b)	Convertible loan notes:

	December 31,	December 31,
	2007	2006

$2,020,000 note due March 9, 2010, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest
rate of 26.8%.	$1,398,507	$1,163,799

$4,050,000 million notes due July 14, 2011, interest rate of 8%
per annum payable quarterly. Discounted at an effective
interest rate of 25.1%.	2,630,104	-

	$4,028,611	$1,163,799

(i)

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. Interest accreted on the note payable during 2007 was $234,708 (2006 - $149,799).

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011 and is convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,563,000 using a Black- Scholes valuation model upon issue of the note. Interest accreted on the notes payable during 2007 was $143,104.

The fair value of the conversion feature of the notes has been recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

11.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2007	2006

Balance, beginning of year	$92,285	$-

Changes in cash flow estimates	986,182	92,285
Accretion expense	22,704	-

Balance, end of year	$1,101,171	$92,285

The provision for asset retirement obligations is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,289,000 (2006 - US$175,000).

•

The expected timing of payments is estimated as follows: US$1,698,000 in 2011, US$290,000 in 2012, and US$301,000 in 2013. This timing matches our remaining life estimate of the mines, which is estimated at 3 years in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (2006 – 26.8%) has been used to discount cash flows.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

	Number of	Stated
	common shares	value

Balance carried forward, December 31, 2004	15,818,677	$7,068,595

Private placement at $0.45 per unit, net of costs (i)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (ii)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (iii)	12,250,310	6,983,028
Exercise of "B" warrants at $0.45 per share	1,140,000	513,000
Exercise of "C" warrants at $0.45 per share	1,142,500	514,125
Exercise of "D" warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services	-	(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	-	27,241

Balance, December 31, 2005	47,349,431	21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (iv)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	$56,988,447

No preferred shares have been issued.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(b)	Issued (continued):

(i)

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

(ii)

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

(iii)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non-transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at $0.90 for a period of twenty-four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty-four months. The fair value of agent’s options and the agent’s warrants of $426,500 are recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by Directors, participated by acquiring an aggregate of 259,000 units.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

(iv)

On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

Included in issued capital stock as at December 31, 2007 are nil common shares (2006 – nil; 2005 - 1,012,500) held in escrow. During the year ended December 31, 2007, nil (2006 – 1,012,500; 2005 - 675,000) shares were released pursuant to time-based provisions of the escrow agreement.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2004	$702,679

Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation	357,298

Balance, December 31, 2005	1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774

Balance, December 31, 2006	6,077,864

Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance December 31, 2007	$6,261,116

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. The right to this cashless exercise feature is subject to approval by the board of directors. In the year ended December 31, 2007, 35,000 common shares were issued upon cashless exercises.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
price	Expiry date	2006	Granted	expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(190,000)	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$1.50	$2.09	$2.40	$0.90	$0.67	$1.71

As at December 31, 2007, all share options are fully vested. The weighted average remaining contractual life of the options is 3.0 years.

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		0.46	1.83	0.68	0.48	1.50

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of common stock options for 2005 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2004	Granted	expired	Exercised	2005

0.45	February 8, 2009	790,000	-	-	(80,000)	710,000
0.52	April 5, 2009	60,000	-	-	-	60,000
0.52	April 30, 2009	400,000	-	(400,000)	-	-
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	-	250,000	-	-	250,000
0.45	May 2, 2006	-	100,000	-	-	100,000
0.45	July 11, 2010	-	100,000	-	-	100,000
0.45	August 30, 2010	-	125,000	-	-	125,000
0.45	July 26, 2010	-	700,000	-	-	700,000
0.60	September 13, 2006	-	747,260	-	-	747,260
0.60	September 29, 2007	-	125,000	-	-	125,000
0.45	October 4, 2006	-	416,500	-	-	416,500

		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760

Weighted average exercise price		$0.47	$0.50	$0.52	$0.45	$0.46

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2007, the Company recorded compensation expense for the fair value of stock options of $1,129,500 (2006 - $4,672,774, 2005 - $357,298) for stock options that were granted during the year. The weighted average fair value of options granted during 2007 was $2.09 (2006 - $1.83, 2005 - $0.46) . The fair value per option was determined using the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	4.4%	3.8%	3.2%
Dividend paid	0.0%	0.0%	0.0%
Expected life	5.0 years	4.2 years	3.4 years
Volatility	64.0%	65.2%	78.0%

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

	(e)	Warrants:

The continuity of warrants for 2007 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(3,906,200)	-	-
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(200,920)	-	-
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(5,034,300)	-	-
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(553,084)	-	-
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(9,694,504)	-	4,101,374

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-

			21,882,982	4,811,253	(12,898,357)	-	13,795,878

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.	Capital stock (continued):

The continuity of warrants for 2005 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2004	Issued	Exercised	Expired	2005

Series "B" Warrants	0.45	Mar. 22, 2005	1,715,000	-	(1,140,000)	(575,000)	-
Series "C" Warrants	0.45	Jan. 13, 2005	2,280,500	-	(1,142,500)	(1,138,000)	-
Series "D" Warrants	0.62	Mar. 28, 2005	1,785,714	-	(96,000)	(1,689,714)	-
Agents' Warrants	0.62	Mar. 28, 2005	591,543	-	-	(591,543)	-
Series "E" Warrants	0.62	May 27, 2005	1,500,000	-	-	(1,500,000)	-
Agents' Warrants	0.62	Apr. 22, 2005	450,000	-	-	(450,000)	-
Series "F" Warrants	0.62	June 28, 2006	-	1,039,861	-	-	1,039,861
Agents' Warrants	0.62	June 28, 2006	-	127,500	-	-	127,500
Series "F" Warrants	0.62	July 18, 2006	-	1,139,611	-	-	1,139,611
Finders' Warrants	0.62	July 18, 2006	-	48,200	-	-	48,200
Series "G" Warrants	0.62	Sept. 13, 2006	-	4,034,000	-	-	4,034,000
Series "H" Warrants	0.62	Oct. 4, 2006	-	2,147,500	-	-	2,147,500
Series "I" Warrants	0.90	Nov. 30, 2007	-	4,103,200	-	-	4,103,200
Agents' Warrants	0.90	Nov. 30, 2007	-	410,320	-	-	410,320
Series "J" Warrants	0.90	Dec. 20, 2007	-	8,096,800	-	-	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	-	735,990	-	-	735,990

			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

13.	Related party transactions:

The Company entered into the following transactions with related parties:

	2007	2006	2005

Consulting fees paid or accrued to companies
controlled by directors of the Company	$539,000	$388,250	$295,760

Consulting fees paid or accrued to companies
controlled by officers of the Company	395,943	272,578	186,483

Cost recoveries received or accrued from a
company with a common director of the Company	631,117	-	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	39,879	101,060	78,388

As at December 31, 2007, $74,401 (2006 – nil; 2005 - $14,080) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $400,742 (2006 – nil, 2005 - nil) and were included in amounts receivable.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes:

Provision for income taxes:

	2007	2006	2005

Current income taxes	$149,969	$127,475	$-
Future income taxes	2,421,504	(17,459)	(370,514)

	$2,571,473	$110,016	$(370,514)

Income tax expense differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2007	2006	2005

Net income (loss) before tax	$(17,129,388)	$(14,974,421)	$(5,602,199)
Canadian income tax rate	34.12%	34.12%	34.12%

Income tax recovery expected	(5,844,547)	(5,109,272)	(1,911,470)
Permanent differences	(81,800)	1,766,992	121,910
Difference in tax rates	561,686	809,932	252,662
Benefit of tax attributes not recognized and
other items	7,936,134	2,642,364	1,166,384

	$2,571,473	$110,016	$(370,514)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Future income tax assets:
Mineral property, plant and equipment and related debt	$1,022,274	$1,033,103
Office equipment financing and other	430,454	442,343
Capital losses	261,141	300,285
Non-capital losses	3,717,141	6,095,103
Total future income tax assets	5,431,010	7,870,834

Valuation allowance	(5,431,010)	(7,585,674)
Future income tax assets, net of allowance	-	285,160

Future income tax liabilities:
Mineral properties	(2,421,504)	(285,160)

Future income tax liability	$(2,421,504)	$-

At December 31, 2007, the Company had operating losses of $13,170,509 (2006 - $20,988,000; 2005 - $8,795,000) and capital losses of $1,934,816 (2006 - $1,934,816; 2005 - $1,989,000). The operating losses at December 31, 2007 includes $12,365,275 (2006 - $7,285,000; 2005 - $3,881,000) in Canada and $805,233 (2006 - $13,703,000; 2005 - $4,914,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2027.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes (continued):

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under income tax or flat tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax.

15.	Financial instruments:

	(a)	Fair value:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. Marketable securities are recorded at fair value. The fair value of long-term debt payable to third parties approximates its carrying value as their interest rates reflect estimated market rates at December 31, 2007.

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

For the year ended December 31, 2007, an unrealized gain of $5,945 for marketable securities designated as available-for-sale has been recognized in other comprehensive income.

	(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements or instruments to fix interest rates.

	(c)	Credit risk:

The Company earns substantially all of its revenue from one customer. To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

16.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $347,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2007 is $516,000. This has

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

16.	Commitments and contingencies (continued):

not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

(b)	The Company is committed to making severance payments amounting to approximately $1,645,000 to certain Officers and management in the event that there is a change of control of the Company.

(c)	Commitments outstanding relating to laboratory and drilling services amount to $1,146,000 in 2008, $818,000 in 2009, $818,000 in 2010, and $818,000 in 2011.

(d)	The Company is committed to operating lease payments of $112,000 in 2008 and $66,000 in 2009.

17.	Subsequent events:

	(a)	Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Plan has become effective upon its adoption by the Board of Directors, in accordance with stock exchange requirements it will be submitted to shareholders of the Company for ratification at the next annual shareholders’ meeting. If ratified, the Plan will continue until the annual general meeting of shareholders in 2012. The Plan is subject to acceptance by the Toronto Stock Exchange.

	(b)	Subsequent to December 31, 2007, the Company entered into an agreement to purchase two scoop trams for a total purchase price of US$866,923, to be financed over 24 months at an interest rate of 9.93%.

	(c)	Subsequent to December 31, 2007, the Company received proceeds of $360,000 from the exercise of 400,000 options.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Income taxes:

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2007, there were no differences between enacted and substantially enacted rates. For each of the years ended December 31, 2006 and 2005, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

	(b)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(h). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995. For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation- Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non- employee awards are accounted for under the fair value method under both Canadian and US GAAP.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2007.

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

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 10(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2007 would be recorded at face value for a total of $6,070,000 and no value would be assigned to equity components of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP aggregating $377,812 (2006 - $149,799, 2005 - nil) for the year ended December 31, 2007 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable	4,028,611	6,070,000	1,163,799	2,020,000
Share capital	56,988,447	63,199,652	46,393,145	52,604,350
Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864
Equity component of
convertible note	2,569,000	-	1,006,000	-
Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

(e)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

	(f)	Recently adopted accounting pronouncements:

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

	(g)	Recent accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(ii)

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Liabilities which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

		(iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

			•	all business acquisitions would be measured at fair value

			•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(h)	Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i)	Share capital and contributed surplus:

	2007	2006

Share capital and contributed surplus, under
Canadian GAAP	$63,249,563	$52,471,009
Adjustment for stock-based compensation for
employees (note 18(b))	15,000	15,000
Reversal of recapitalization of deficit (note 18(c))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$69,475,768	$58,697,214

(ii)	Deficit:

	2007	2006

Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
Adjustment for stock-based compensation for
employees (note 18(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 18(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 18(d))	527,611	149,799

Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(iii)	Loss and loss per share:

	2007	2006	2005

Loss for the year, under
Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)
Interest accreted on convertible
loan note (note 18(d))	377,812	149,799	-

Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

Basic and diluted loss per share, under
US GAAP	$(0.27)	$(0.25)	$(0.22)
Weighted average number of common
shares, basic and diluted	72,227,455	59,720,424	23,986,543