Form 20-F/A
period 2007-12-31
Great Panther Resources LTD
filed 2009-02-06
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/ A1

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

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on April 3, 2008 is being filed for the following purposes:

  to restate revenue and cost of sales (excluding amortization and depletion) for the years ended December 31, 2007 and 2006 to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counterparties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements in Item 17 – Financial Statements and related disclosures in Item 3 – Key Information, Item 4 – Information on the Company, and Item 5 Operating and Financial Review and Prospects. The Company previously recoded treatment and refining costs in cost of sales. The effect of the restatement is to reduce revenue and cost of sales by $1,963,976 for the year ended December 31, 2007 and $736,408 for the year ended December 31, 2006. This restatement has no impact on the reported loss and loss per share for each of the years in the three years ended December 31, 2007;

  to reflect various disclosure revisions regarding the Company’s primary mining properties and exploration projects in Item 4 – Information on the Company;

  to amend the disclosure of changes in internal controls over financial reporting to reflect the period covered by the annual report rather than the quarter ended December 31, 2007 in Item 15 - Controls and Procedures;

  to further supplement our disclosure in Item 16A – Audit Committee Financial Expert.

  to add small-scale maps of the Company’s material properties (Exhibits 8.3 – Map of Topia Property, 8.4 – Map of Guanajuato Property, and 8.5 – Map of Mapimi Property) in Item 19- Exhibits;

  to revise the presentation of Selected Financial Data for 2005 in Item 3 – Key Information; and

  to provide updated principal executive and financial officer certifications in Exhibits 6.1, 6.2, 7.1, 7.2.

The amendment reflects comments received from the staff of the Securities and Exchange Commission and the Company’s response to such comments. This amendment does not reflect any events that have occurred after the annual report on Form 20-F was filed on April 3, 2008.

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

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2007 (restated)[1]	2006 (restated)[1]	2005	2004	2003
Sales or Operating Revenue	15,523,094	6,333,034	-	-	-
Cost of Sales	14,152,657	6,382,639	-	-	-
General & administrative,
mineral property exploration	12,627,670	13,049,488	4,836,932	2,931,833	272,151
expenses, accretion, and stock-
based compensation
Amortization and depletion of	3,603,668	1,421,769	12,579	2,719	1,970
mineral properties, plant and
equipment
Income (Loss) From Operations	(14,860,901)	(14,520,862)	(4,849,511)	(2,934,522)	(274,121)
Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)	(2,893,657)	(273,738)
(Loss) per Common Share – basic and diluted	(0.27)	(0.25)	(0.22)	(0.22)	(0.16)
Total Assets	31,053,110	32,132,259	19,218,970	3,788,331	1,001,244
Net Assets	21,196,469	28,549,831	13,382,428	3,160,218	703,813
Capital Stock	56,988,447	46,393,145	21,536,440	7,068,595	2,089,939
Number of Common Shares (adjusted to reflect consolidation of common shares)	80,744,352	69,797,348	47,349,431	15,818,677	4,213,132
Long-Term Debt	4,117,236	2,450,740	5,587,217	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2007 (restated)[1]	2006 (restated)[1]	2005	2004	2003
Sales or Operating Revenue	15,523,094	6,333,034	-	-	-
Cost of Sales	14,152,657	6,382,639	-	-	-
General & administrative, mineral property exploration expenses, accretion, and stock- based compensation	12,627,670	13,049,488	4,836,932	2,931,833	272,151
Amortization and depletion of mineral property, plant and equipment	3,603,668	1,421,769	12,579	2,719	1,970
Write-down of mineral property	-	-	403,634	-	-
Income (Loss) From Operations	(14,860,901)	(14,520,862)	(5,253,145)	(2,934,552)	(274,121)
Loss for the period	(19,323,049)	(14,934,638)	(5,231,685)	(2,893,657)	(273,738)
(Loss) per Common Share –	(0.27)	(0.25)	(0.22)	(0.22)	(0.16)
basic and diluted
Total Assets	31,053,110	32,132,259	19,218,970	3,789,696	1,014,974
Net Assets	19,155,080	27,693,630	13,382,428	3,161,583	717,543
Capital Stock	63,199,652	52,604,350	27,747,645	13,279,800	8,301,144
Number of Common Shares (adjusted to reflect consolidation of common shares)	80,744,352	69,797,348	47,349,431	15,818,677	4,213,132
Long-Term Debt	6,158,625	3,306,941	5,587,217	-	-
Cash Dividends per Common Share	-	-	-	-	-

1 Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see “Restatement” in Item 5.

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

Since we have only recently begun mining and further development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from 2004 through 2006, consisted primarily of locating and acquiring the interest in the properties that we currently hold. In the first part of 2006, we commenced production at the Topia Mine and limited production at the Guanajuato Mine Complex, and only increased production at both locations in the second half of 2006. 2007 was the first year in which both mines were in full production. For the year ended 2007, we generated $15,523,094 in revenue, compared to $6,333,034 and $0 for the twelve month periods ending December 31, 2006 and 2005, respectively. Although we have prepared internal mining plans and cash flow analyses for the Topia Mine and Guanajuato Mine Complex, we have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain a sufficient amount of recoverable reserves. We recognize that if we are unable to generate significant revenues from our mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

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

Vein widths are typically narrow, (0.2 to 1.0 metre). The Company is successfully utilizing a resuing method of stope mining whereby the waste material adjacent to the vein is mined first to provide the waste-rock floor onto which the narrow vein is cleanly mined.

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

A summary of production at Topia for 2007 is as follows:

	FY07-Q1	FY07-Q2	FY07-Q3	FY07-Q4	TOTAL

Tonnes milled	8,161	7,407	9,509	8,528	33,605

Silver ounces	72,437	58,270	65,884	82,850	279,441
Gold ounces	148	126	128	241	643
Lead tonnes	204	153	184	194	735
Zinc tonnes	252	189	204	202	847

Silver equivalent ounces (Ag eq oz) (1)	171,891	133,522	148,490	171,823	625,726

(1)

Silver equivalent ounces were established using commodity prices of US$600 per oz, US$12 per oz, US$0.60 per lb, and US$1.50 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Topia Mine. Average recoveries of 86.1% for Ag, 84.3% Au, 89.6% Pb and 82.9% Zn were realized which resulted in the production of 279,441 oz Ag, 643 oz Au, 1,619,560 lbs Pb and 1,867,712 lbs Zn for a silver equivalent production of 625,726 ounces.

In addition to the material processed for the Company’s account, an additional 11,143 tonnes were processed for various local miners. Custom milling utilizes excess capacity and provides additional income

Cash cost of sales was CDN$5,225,733 for 2007. This includes costs the Company incurred in the direct purchase of minerals from various independent miners.

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

a.           Geological Justification for Each of the Exploration Projects

Geological exploration at the Guanajuato Mine project is justified broadly based on the following. After a complete review of over 65 years of accumulated geological mapping, detailed sampling, and drilling by the former operator, the Company’s geological team outlined numerous areas in late 2005 for further detailed exploration either by surface or underground core drilling, detailed geological mapping and re-sampling. Key areas that were and continue to be explored are listed below. Core drilling related to immediate mine planning / exploitation is not considered in this review.

San Vicente and Animas: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. As this ore was readily accessible from surface, it was the first area to undergo geological mapping and re-sampling during 2005 and 2006. In 2006 a surface core drilling program intersected economically significant results leading to re-commencement of underground exploitation in 2007. Exploitation in the San Vicente and Animas areas is on-going.

Guanajuatito: The 2005 review of historic data revealed that underground sampling and surface core drilling with economically significant results had not been exploited. As such, the underground workings were re-mapped, and sampled to confirm previous results. On surface, a core drilling program was conducted in late 2005 and 2006. Based on the favourable results mining and mine development recommenced in 2007. The geology department at the Guanajuato Mine continues exploration activities with daily sampling, geological mapping and development underground core drilling.

Promontorio: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. Surface geological map and rock sampling was completed in 2005. Surface core drilling in 2006 intersected economically significant mineralization and was followed up in 2007 with more detailed core drilling. Mine development and exploitation into the Promontorio area commenced in early 2008 from two underground levels accessed from the San Vicente area.

Cata: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A deep underground drilling program, below the 1,700 metre elevation (previous lower level of exploitation), to in-fill and expand the previous operator’s drilling at Cata commenced in 2007 and is expected to be completed in October 2008. Economically significant mineralization has been intersected in many of the Cata deep drill holes, as reported in various news releases of 2007 and 2008. Several other areas of economic significance were underground-geologically mapped and re-sampled in 2006. As there has been no exploitation in these areas, the mine geological staff is presently conducting an 11-hole drill program to outline economically significant mineralization. Exploitation in the deepest parts of Cata, and below the previous operator’s work, re-commenced in 2007 and is ongoing with a program a ramping, sub-level development and cut-and-fill exploitation.

Valenciana: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A small program of underground geological mapping and sampling in 2006 confirmed the 2005 historic review. Of particular note are that multiple veins were mapped and extremely high grade silver-gold values were noted on the margins of old “Spanish” stopes. Due to logistical limitations in re-establishing services into Valenciana, detailed underground geological mapping and sampling was delayed until August 2008. Underground core drilling, below the 1,700 metre level, is expected to commence in March 2009.

Tepeyac: The 2005 review of historic data revealed that underground development above the 2,000 metre elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. A core drilling program consisting of eight (8) holes was completed during 2007 with no significant results.

Maravillas: The 2005 review of historic data revealed that underground development above the 2,000 metre elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre, along the west flank of the old “Spanish” Cata orebody workings, was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. Six (6) core holes were completed in 2007 with two (2) containing significant silver-gold mineralization in the Veta Madre. A follow up surface core drilling program of four (4) core-holes will be completed in early 2009.

Rayas: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. Exploitation is on-going with back filling of old stopes and mining of old pillars. Renewed exploration of the deep potential at Rayas, below the 1,650 level of previous exploitation, was delayed due to the need to de-water the deep portions of the Rayas area, and constraints due to equipment priorities. Presently an exploration cross cut is being driven so that deep underground drilling can commence below the area of exploitation. The cross cut will take another six (6) months to fully complete but drilling is expected to commence in October 2008 when the first drill station is completed.

b.           Exploration Timetable and Budget by Exploration Activity

Area	Total Metres	Time Frame	Cost ($USD)**
Underground Drilling:
Valenciana	8,000	Oct 09 to Sept 10	$1,200,000
Cata	3,000	ongoing to Oct 08	$450,000
Rayas	8,000	Oct 08 to Sept 09	$1,200,000
Surface Drilling:
Guanajuatito	2,500	Jan 09 to Mar 09	$375,000
Maravillas	500	Apr 09 only	$75,000
Underground Mapping and Sampling:
Valenciana		Aug 08 to Feb 09	$85,000
TOTAL			$3,385,000	USD

** Cost is all inclusive (drilling, geological personnel, assaying).

c.           Planned Phased Program

There is no phased program.

d.           Funding for Exploration Program

The exploration program at Guanajuato will be funded through cash flow from operations.

e.           Individuals Responsible for Conducting Proposed Exploration Work and Their Qualifications

Robert F. Brown, P. Eng

The exploration program will be guided by Robert F. Brown, P. Eng (Province of British Columbia, Canada) who is both the Company qualified person as defined under NI43-101 and Vice President of Exploration.

Mr. Brown gained insight into exploration geology and on-site mine geology working 15 years with LAC Minerals Ltd, a former Canadian mining company, and then another 14 years with various junior exploration companies, in Canada, Mexico, Ecuador, Peru, Argentina and Indonesia before joining the Company in 2004.

William Vanderwall, B.Sc.

The Company’s Exploration Manager, William Vanderwall, B.Sc. Geology will oversee the daily operations.

Mr. Vanderwall was appointed to the position of Exploration Manager, Mexico in November 2006. He is responsible for Great Panther's exploration activities in Mexico as well as the definition of new resources at the producing mines in Guanajuato and Topia, and at the advanced stage Mapimi project.

With 29 years in the gold and silver mining industry, having spent approximately equal time in production and exploration, Mr. Vanderwall is a proven mine-finder and production manager with a strong emphasis on safety, having worked his entire career without a lost time accident. He was most recently Mine Superintendent at the Getchell Mine in Nevada, a 1,000 ton per day high-grade underground gold mine owned by the two largest gold mining companies in the world. He has held the positions of Country Exploration Manager in Guatemala for Glamis Gold; Vice President of Exploration and Environmental Affairs in West Africa for International Tournigan Corporation, and Country Exploration Manager in Argentina for Sunshine Mining.

Mr. Vanderwall graduated from Arizona State University in 1979 magna cum laude with a B.Sc. in Geology with a minor in mathematics. He is a member of the Society for Mining, Metallurgy and Exploration, and the Society of Economic Geologists.

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

At Guanajuato, total production costs for FY07 totalled CDN$8,926,924. The Company anticipates 2007 production costs, on a per silver ounce basis, at Guanajuato to be lower with the achievement of higher grades.

Sampling - Collection, Preparation, Analytical Procedures, and Quality Assurance/Quality Control Protocols

Core and rock samples are brought to surface every day from various underground workings to two central gathering points. Mine channel samples are sorted in a secure building within the Guanajuato complex and hand delivered to an on-site, independently operated laboratory. Core samples are delivered to a large secure warehouse complex within the Guanajuato complex where they undergo detailed logging and are cut in half with a core saw, with half the core bagged for assay and the other half stored securely in a locked building. Exploration geologists add blank and standard samples into the sequence of bagged core, and deliver the samples to the laboratory.

Mine channel samples are collected daily by trained samplers under the supervision of mine geologists. Mine geologists mark up the underground locations where the samples are to be taken by the samplers. The samplers label the sample bags, collect the samples, and seal the bags underground. The samplers then carry the samples to surface and to the secure area. Mine geologists then sort the samples and add blank and standard samples into the sequence of samples, and deliver the samples to the laboratory.

In the core warehouse, geologists log the core. This includes detailed geotechnical measurements, geological logging following a standardized geological legend, and marking the core for core saw splitting. After the core is split the geologists describe in detail each sample to be taken, then label, tag, fill, and seal each sample bag with the appropriate core. Samples are delivered daily to the laboratory.

Rock and core geological and sample details are entered daily into a dedicated geological database located on the Guanajuato Mine computer server.

The Guanajuato assay laboratory was constructed in 2006-07 in an old warehouse within the Guanajuato Mine complex. It was designed by SGS Canada Inc., an internationally recognized analytical company (SGS Group). Laboratory equipment was procured from sources recommended by SGS, and construction was overseen by SGS. The Guanajuato Mine laboratory was the 101 st independent laboratory designed and built by SGS. The laboratory is owned by the Company and independently operated by SGS.

All samples collected at the mine are assayed at the on-site laboratory. All samples are assayed for silver and gold using a combination of fire assay and atomic absorption finish. Select samples including mine concentrate samples use a combination of fire assay and gravimetric finish for silver and gold assaying. Certain exploration samples are also analyzed for copper, lead, zinc, arsenic, and antimony using aqua regia digestion and atomic absorption finish. Assay results are stored in an onsite computer server, and e-mailed daily to the Guanajuato Mine computer server. Assays are then merged into the mine database.

Assay quality assurance is guaranteed by the company geologists inserting blank, standard and split samples into the sample sequence. Standard samples are inserted one every twenty samples, while blanks and splits are inserted one every 40 samples. This is apart from internal quality assurance measures taken by SGS.

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

On September 28, 2006, the Company filed a NI 43-101 compliant resource estimate for the property prepared by Wardrop Engineering (“Wardrop”) of Vancouver, B.C., which is available for viewing on the Company’s website at www.greatpanther.com or under the Company’s profile at www.sedar.com. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Using a 50 g/t AgEq cut-off grade, Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

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

E.           Revenues

The Company recognizes revenue from the sale of concentrates based on the market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date of delivery. Revenue is recorded net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates are subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

For the year ended December 31, 2007, we earned $15,523,094 in revenue from our Topia and Guanajuato mining operations. Revenues for 2006 were $6,333,034.

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

Our Mineral Properties/Projects

1.           Topia Mine

a.           Acquisition

Effective February 18, 2004, we entered into the Topia Option Agreement, which granted us the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (includes the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico from Cia Minera des Canelas y Topia, as optionor, by making cash payments totalling US $1,426,919 as follows:

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

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return. After the debt is repaid, there is no further NSR. As of December 31, 2007, the remaining debt balance is fully paid and there are no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

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

Refer to Exhibit 8.3 - Map of Topia Property.

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

d.           Mineral Resource Estimation

There are no known reserves on the property and the proposed program is exploratory in nature.

In February 2007, Wardrop Engineering submitted a 43-101 compliant report on Topia. Using a US$60 Gross Metal Value (GMV) cut-off grade, Wardrop estimated:

  Measured Mineral Resource of 53,500 tonnes grading 493g/t silver, 0.882g/t gold, 4.89% lead, and 4.44% zinc, with a GMV of US$256 per tonne,

  Indicated Resource of 111,500 tonnes grading 473g/t silver, 0.860 g/t gold, 4.86% lead, and 4.53% zinc, with a GMV of US$253 per tonne,

  Inferred Mineral Resource of 71,700 tonnes grading 443g/t silver, 0.686 g/t gold, 4.31% lead, and 4.02% zinc, with a GMV of US$229 per tonne.

The US$60 GMV cut-off grade was derived from actual operating cost at Topia, which includes mining and milling costs of US$40/tonne, concentrate handling cost of US$5/tonne, and General and Administrative costs of US$15/tonne. A new 43-101 report containing an increased resource estimate is scheduled for delivery in Q3 2008.

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

Highlights of La Dura Underground Drilling:

Drill Hole	From (m)	To (m)	Widt h (m)	True width (m)	Vein	Au (g/t)	Ag (g/t)	Pb (% )	Zn (%)	Ag Eq.
UT06-001	0.00	0.60	0.60	0.50	La Dura	5.96	191	4.35	4.85	29.9
UT06-002	3.25	3.45	0.20	0.20	La Dura	5.53	422	4.25	4.30	35.3
	28.50	28.85	0.35	0.35	La Dura alto	0.77	396	10.10	0.80	25.7
UT06-003	36.60	37.00	0.40	0.30	La Dura alto	0.80	216	3.35	10.10	35.5
UT06-004	5.60	6.90	1.30	0.90	La Dura	3.03	194	3.51	11.40	41.0
UT06-005	3.00	3.50	0.50	0.50	La Dura	3.27	162	0.60	1.83	14.5
	26.60	26.70	0.10	0.10	La Dura alto	7.21	195	7.02	2.33	28.2
UT06-006	31.45	32.00	0.55	0.45	La Dura	2.88	609	5.84	11.10	55.7
UT06-007	23.00	23.65	0.65	0.65	La Dura	2.97	201	6.71	8.83	38.1
UT06-008	104.55	105.60	1.05	0.50	La Dura	1.24	539	10.10	4.21	39.0

Note: Silver Equivalents (Ag Eq) were calculated using prices of US$575/oz for Au, US$12.00/oz for Ag, US$0.60/lb for Pb and US$1.50/lb for Zn; and recoveries of 85%, 87%, 90% and 87%, respectively.

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

Highlights of recent underground drilling:

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %

UT07-010	9.80	9.95	0.15	0.15	La Dura	97	2.75	1.94	8.05

	13.60	13.75	0.15	0.15	La Dura	406	2.19	11.5	28.6

				0.83	Don
	67.03	67.90	0.87		Benito	35	1.39	0.12	0.81

				1.04	Don
UT07-011	34.32	35.59	1.27		Benito	749	5.67	3.71	4.96

				0.45	Don
including	35.04	35.59	0.55		Benito	1,400	6.84	4.54	3.43

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %

UT07-012	6.70	7.07	0.37	0.21	La Dura	270	1.63	6.70	7.46

				0.38	Don
	46.77	47.43	0.66		Benito	222	2.80	1.14	2.04

UT07-013	9.87	10.02	0.15	0.09	La Dura	175	1.48	4.08	8.42

					Don
	39.60	39.95	0.35	0.20	Benito	769	10.10	6.65	4.25

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

Highlights of recent surface drilling:

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %
ST07-
040	80.60	81.20	0.60	0.20	Madre	149	5.08	2.60	0.80
ST07-
042	154.50	154.80	0.30	0.17	La Dura	307	1.88	0.13	0.48
ST07-
043	166.50	168.12	1.62	0.92	La Dura	179	1.12	0.13	0.12
including	167.68	168.12	0.44	0.25	La Dura	371	0.55	0.06	0.02
ST07-
044	182.45	182.85	0.40	0.26	Madre	502	3.78	3.91	5.47

Drill Hole	From (m)	To (m)	Width (m)	True Width (m)	Vein	Ag g/t	Au g/t	Pb %	Zn %
ST07-
047	182.50	183.51	1.01	0.20	Madre	22	3.93	0.14	1.10
ST07-
050	67.68	68.03	0.35	0.20	Animas	114	2.58	0.40	0.74
ST07-					La Dura
056	82.00	82.20	0.20	0.16	Alta	111	2.79	0.30	0.50
ST07-					La Dura
057	105.10	105.30	0.20	0.14	Alta	1,040	2.27	0.30	0.50
	204.85	205.20	0.35	0.25	La Dura	39	5.25	0.30	0.35
ST07-
059	366.07	367.10	1.03	0.84	Cantarranas	118	1.14	0.07	0.23
ST07-
061	202.45	202.80	0.35	0.18	Catarranas	1,950	1.70	2.70	3.01

f.           Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2007, total costs incurred on mineral properties, plant and equipment were $8,221,000. Total costs incurred on exploration were $5,985,000.

Planned costs for 2008 are approximately $6.4 million for capital investment and exploration.

g.           Source of Power and Water that can be Utilized at the Property

Topia is connected to the national power grid. Artesian springs located above Topia provide water year-round by gravity to the town. Most of the lower mine portals discharge water and the Victoria adit has provided enough water to supply milling activities in the past.

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

As at December 31, 2007, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

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

Refer to Exhibit 8.4 – Map of Guanajuato Property.

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

The economic mineralization is hosted in quartz-carbonate-adularia veins and stockwork systems with identifiable “ore-shoots” that carry the bulk of the economic mineralization. The ore shoots are discontinuous, 10-40m wide and typically equal in vertical dimensions to strike length. The discontinuous nature of the ore-shoots has made ongoing underground and surface exploration challenging and not necessarily well understood. On average, approximately 20% of the volume of the individual veins becomes ore. The higher grade portions of the veins range in width from less than a metre up to 90m in width, historic average grade in the Veta Madre are 450g/t Ag and 2.5g/t Au.

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

Highlights of Diamond Drilling:

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Zone

PROMONTORIO ADDITIONAL ASSAYS

SG07-039	78.90	81.30	2.40	1.37	2.55	17	HW

SG07-042	135.15	144.00	8.85	3.72	1.10	144	FW #1c

and	150.25	154.35	4.10	1.72	1.09	159	FW #1d?

SG07-043	97.03	108.23	11.20	5.60	2.83	47	Veta Madre (HW part of old stope)

and	108.23	112.55	4.32	2.16			OLD STOPE

and	112.55	116.10	3.55	1.78	2.39	202	Veta Madre (FW part of old stope); previously reported

SG07-043a	190.05	192.30	2.25	1.12	1.56	195	F.W. #3

SG07-045	98.59	99.79	1.20	1.15	0.57	174	FW #1b (reinterpreted)

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Zone

PROMONTORIO NEW
DRILLING
SG07-059	83.91	85.00	1.09	0.93	1.72	28	HW
and	111.50	113.72	2.22	1.89	0.77	216	HW
and	181.70	182.78	1.08	0.92	2.53	37	FW 2

SG07-060	194.05	196.28	2.23	1.11	2.18	91	HW
and	206.05	207.50	1.45	0.72	3.25	33	HW
and	210.83	212.00	1.17	0.58	2.41	118	Veta Madre

SG07-061	133.50	134.65	1.15	1.09	0.99	162	HW

SG07-062	155.25	156.80	1.55	1.47	3.34	72	Veta Madre

SG07-063	118.25	122.80	4.55	3.19	1.92	69	HW
and	132.10	140.44	8.34	5.84	2.14	152	HW

SG07-064	46.15	46.72	0.57	0.29	2.14	341	HW
and	164.40	170.15	5.75	2.88	2.25	96	Veta Madre
including	165.55	168.80	3.25	1.63	3.58	156	Veta Madre

SG07-065	187.20	199.70	12.50	6.25	3.79	71	Veta Madre
and	199.70	202.35	2.65	1.33			OLD STOPE

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Zone
and	202.35	206.76	4.41	2.21	6.26	256	Veta Madre

SG07-066	239.35	240.55	1.20	0.60	4.54	16	Veta Madre

GARRAPATA SHAFT AREA (PROMONTORIO
NORTH)
SG07-067	328.70	331.64	2.94	2.06	1.89	561	Veta Madre

MARAVILLAS SHAFT AREA
SG07-053	94.07	94.70	0.63	0.63	1.26	115	Veta Madre

SG07-054	96.45	103.55	7.10	6.74	1.10	155	Veta Madre
including	96.45	99.90	3.45	3.28	2.03	261

SG07-055	94.80	97.40	2.60	2.21	1.47	155	Veta Madre

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

Highlights of drill hole intersections:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver g/t	Gold g/t	Zone
EUG07-							Contact
001*	132.83	136.46	3.63	3.29	279	1.01
including*	135.15	135.70	0.55	0.50	1,250	4.47
	156.16	159.40	3.24	2.94	609	1.91	Madre 2
including*	158.15	159.40	1.25	1.13	1,010	2.97

EUG07-002	190.77	191.77	1.00	0.57	5,773	15.45	HW 1

EUG07-003	incomplete

EUG07-004	106.86	108.82	1.96	1.96	683	3.12	Contact
	121.96	122.66	0.70	0.70	1,168	5.12	Madre 1
	135.28	143.66	8.38	8.38	329	0.92	Composite
including	135.28	136.75	1.47	1.47	1,033	2.88	Madre 2
and	138.46	140.17	1.71	1.71	179	0.51	Madre 3
and	142.46	143.66	1.20	1.20	622	1.52	Madre 4

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver g/t	Gold g/t	Zone

EUG07-005	102.32	102.58	0.26	0.24	145	0.37	HW 1
	109.00	109.26	0.26	0.24	1,810	20.60	Contact
	117.75	118.23	0.48	0.45	485	1.93	Madre 1
	126.03	131.10	5.07	4.77	203	0.82	Madre 2
including	126.03	127.75	1.72	1.62	324	1.16	Madre 2
EUG07-006	188.78	189.13	0.35	0.27	421	0.18	FW 1

EUG07-007	105.72	105.92	0.20	0.17	210	1.17	HW 1
EUG07-007	141.24	142.80	1.56	1.36	324	1.20	Madre 1
EUG07-007	148.76	150.50	1.74	1.51	165	0.50	Madre 2
EUG07-007	191.01	191.60	0.59	0.51	134	0.46	FW 1

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

Highlights of drill hole intersections:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Zone
EUG07-	90.05	91.75	1.70	1.70	395	2.13	HW 1
008

EUG07-	145.47	152.83	7.36	7.36	135	0.47	V. Madre
009

EUG07-	88.98	89.58	0.60	0.60	300	0.95	HW 1
010
	144.80	155.62	10.82	10.82	174	0.75	V. Madre
including	144.80	148.32	3.52	3.52	362	1.58	V. Madre

EUG08-	134.96	143.50	8.54	7.69	89	1.43	Contact
011
	145.38	145.71	0.33	0.30	4,280	13.10	V. Madre 1
	148.29	149.32	1.03	0.93	176	6.01	V. Madre 2

EUG08-	140.22	141.64	1.42	0.99	1,482	5.14	HW 1

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Zone
012

	145.38	147.13	1.75	1.23	315	1.44	HW 1

	156.96	162.54	5.58	3.91	213	0.63	HW 1

g.           Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2007 total costs incurred on mineral properties, plant and equipment at the Guanajuato mines were $13,403,000. Total exploration costs were $4,258,000.

Planned costs for 2008 are approximately $4.1 million for capital investment and exploration.

h.           Source of Power and Water that can be Utilized at the Property

The electricity supply to the operations in our Guanajuato unit is provided through the national power grid administered by CFE. The water supply is carried out through groundwater of our mines and rainwater filtrations.

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

Refer to Exhibit 8.5 – Map of Mapimi Property.

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

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 metres but is open in all directions. More than 20 breccia bodies have been identified in 5 main sectors. The focus during the late 1990's was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. As the topography of the area is very subdued, other breccias may well have been overlooked and the extensive property contains excellent potential for additional mineralization.

e.           Mineral Resource and Reserve Estimate

There are no known reserves on the property and the proposed program is exploratory in nature. The Company does have a resource estimate as described below.

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

Table 1: Resource Grades (Capped)

ROCK GROUP	GRADE GROUP	Density tonnes/m3	Tonnage	Au g/t	Ag g/t	Pb %	Zn %	Ag Eq g/t
OXIDE	INDICATED	2.48	4,272,400	0.09	32	0.46	0.95	99
	INFERRED	2.48	927,000	0.08	32	0.50	0.80	91
SULFIDE	INDICATED	2.66	2,313,400	0.11	22	0.30	1.50	118
	INFERRED	2.66	1,100,900	0.16	36	0.57	0.83	101
TOTAL INDICATED			6,585,900	0.09	28	0.41	1.14	105
TOTAL INFERRED			2,027,900	0.13	34	0.54	0.81	97

Table 2: Contained Metal and Recoverable Ag Eq

ROCK GROUP	GRADE GROUP	Tonnage	Au	Ag	Pb	Zn	Ag Eq	Ag Eq
			oz	oz	Lbs	lbs	grams	ounces
OXIDE	INDICATED	4,272,400	12,036	4,349,036	43,260,764	89,815,540	420,944,817	13,535,203
	INFERRED	927,000	2,440	967,315	10,269,078	16,257,856	84,707,530	2,723,715
SULFIDE	INDICATED	2,313,400	7,794	1,652,527	15,542,659	76,382,524	272,518,009	8,762,637
	INFERRED	1,100,900	5,690	1,266,355	13,839,819	20,063,455	111,378,052	3,581,288
TOTAL INDICATED		6,585,900	19,831	6,001,563	58,803,423	166,198,064	693,462,827	22,297,840
TOTAL INFERRED		2,027,900	8,130	2,233,670	24,108,898	36,321,311	196,085,582	6,305,003

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

f.           Exploration

Mapimi is viewed as an advanced stage exploration project that could be developed quickly with the goal of defining a new resource amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. A first phase exploration program was implemented in late 2006 and consisted of an airborne geophysical survey and ground induced polarization geophysical survey follow-up; detailed geological mapping and re-sampling of outcrops, adits and trenches; followed by a 6,000 metre core drilling program focused on confirming previous Coeur d’Alene drilling results in the Palmitas and La Gloria zones.

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

Highlights of recent drilling include:

CORE HOLE	ZONE	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
SK07-001	Palmitas	55.05	72.00	16.95	0.17	119.30	1.59	0.10	147
	and	139.50	157.50	18.00	0.14	42.27	0.43	0.24	65

SK07-002	Palmitas	220.98	247.67	26.69	0.15	21.01	0.37	0.23	47

	La								155
SK07-004	Gloria	77.65	124.40	46.75	0.08	27.07	0.41	1.75
	including	95.00	111.00	16.00	0.13	59.38	0.94	2.72	262
	and	121.10	124.40	3.30	0.37	76.12	1.16	1.54	208

	La								114
SK07-005	Gloria	55.95	102.00	46.05	0.15	14.67	0.16	1.35

	La								126
SK07-006	Gloria	109.50	154.30	44.80	0.12	25.48	0.29	1.38

SK07-008	La	127.26	148.80	21.54	0.06	16.71	0.32	0.37	49

CORE HOLE	ZONE	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
	Gloria

	La								70
SK07-009	Gloria	69.60	74.75	5.15	0.06	28.29	0.35	0.53
	and	82.60	145.00	62.40	0.12	32.51	0.33	1.96	173
	and	195.20	211.12	15.92	0.25	29.30	0.17	1.15	115

	La								79
SK07-010	Gloria	150.20	159.15	8.95	0.13	23.41	0.29	0.71
	and	191.90	200.80	8.90	0.36	50.70	0.61	0.82	124

	La								45
SK07-011	Gloria	20.95	33.25	12.30	0.02	9.67	0.12	0.49

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

While some of the geophysical anomalies outlined by the airborne survey are directly related to regional geological features, others appear to be related to known mineralization or are spatially associated with zones of strong alteration. The cluster of rhyolite domes associated with the silver-lead-zinc mineralization in the La Gloria-Las Palmitas area has a magnetic response that is replicated in at least two other areas on the extensive 3,508-hectare property. Each of these anomalies is approximately one kilometre in diameter.

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

Highlights of recent drilling include:

HOLE NUMBER	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq* (g/t)

SK07-012	42.50	121.15	78.65	0.21	20.3	0.20	2.04	168

SK07-013	90.30	96.80	6.50	0.39	40.3	0.25	0.53	88
and	115.20	141.40	26.20	0.04	9.9	0.13	0.54	50

SK07-014	30.15	52.65	22.50	0.03	6.4	0.04	1.85	134
and	90.30	96.80	6.50	0.34	44.4	0.43	1.01	127

HOLE NUMBER	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq* (g/t)
and	115.20	141.40	26.20	0.07	16.2	0.14	1.70	135

SK07-015	53.00	58.50	5.50	0.02	114.0	1.18	0.71	169
and	87.65	92.40	4.75	0.04	24.8	0.42	1.17	111
and	117.70	139.65	21.95	0.05	10.5	0.14	2.89	212

SK07-016	79.15	84.06	4.91	0.21	51.0	0.68	2.15	212
and	132.00	135.68	3.68	0.12	61.1	0.92	1.13	154
and	149.10	156.90	7.80	0.22	42.0	0.21	0.90	107

SK07-017	8.98	58.20	49.22	0.18	69.1	0.74	0.07	84
and	92.60	121.96	29.36	0.17	14.7	0.26	1.76	145

SK07-018	18.30	36.54	18.24	0.07	19.9	0.31	1.41	123
and	83.30	107.23	23.93	0.06	17.5	0.21	5.12	372

SK07-019	17.88	57.58	39.70	0.10	62.7	1.00	0.31	100
and	105.75	108.60	2.85	0.27	25.6	0.30	1.95	171

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

Highlights of recent drilling include:

Core Hole #	Zone	From	To	Core Width	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
SK07- 020	La Gloria	3.02	22.48	19.46	0.11	36	0.53	1.75	166
SK07- 020	La Gloria East	151.95	160.04	8.09	0.04	35	0.41	0.41	68

SK07- 021	La Gloria East	18.20	25.65	7.45	0.34	65	0.47	0.44	104
SK07- 021	La Gloria East	151.80	161.60	9.80	0.07	3	0.05	0.79	60

SK07- 022	La Gloria East	192.5	198.73	6.23	0.05	39	0.07	0.97	100
	La Gloria	207	209.45	2.45	0.07	32	0.06	2.45	197

Core Hole #	Zone	From	To	Core Width	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
	East

SK07- 023	La Gloria	96.50	101.55	5.05	0.03	15	0.18	0.55	55
SK07- 023	La Gloria	106.00	121.15	15.15	0.01	2	0.03	0.75	54

SK07- 024	La Gloria	52.70	60.25	7.55	0.06	36	0.93	0.49	89

SK07- 025	La Gloria	150.68	156.46	5.78	0.01	1	0.00	1.63	113
SK07- 025	La Gloria	175.00	179.94	4.94	0.27	20	0.80	0.60	88
SK07- 025	La Gloria	188.00	191.80	3.80	0.44	28	0.86	0.84	118

SK07- 026	La Gloria East	60.35	69.61	9.26	0.05	23	0.50	0.81	88

SK07- 027	La Gloria East			N.S.R.

SK07- 028	La Gloria	0.00	36.60	36.60	0.21	65	0.87	0.39	107
	La Gloria	36.60	92.20	55.60	0.06	4	0.09	3.63	256
	La Gloria	135.00	148.18	13.18	0.13	14	0.50	1.13	106

Core Hole #	Zone	From	To	Core Width	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)

SK07- 029	La Gloria	3.00	50.52	47.52	0.12	98	1.11	0.02	110
SK07- 029	La Gloria	55.20	68.20	13.00	0.04	7	0.09	2.01	147
SK07- 029	La Gloria East	184.40	189.25	4.85	0.19	23	0.12	1.22	111
SK07- 029	La Gloria East	254.50	262.54	8.04	0.10	17	0.18	0.58	62

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

f.           Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2007, total exploration costs incurred were $3,083,000. Planned costs for 2008 are approximately $2.3 million for exploration

g.           Source of Power and Water that can be Utilized at the Property

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

The San Antonio property is 50 kilometres NNW of the Guadalupe y Calvo Mining District in southwest Chihuahua State, which has historically produced over 2 million ounces of gold; and 80 kilometres SSE of the Batopillas area (El Sauzal Mine of Kinross Gold, 2005 probable reserve of 1.7 million ounces gold). Geologically the Company is exploring in a 3 by 17 kilometre area “window” of Tertiary lower sequence andesite and felsic volcanics flanked by barren Tertiary upper sequence ignimbrites and conglomerates.

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

Highlights from the initial 2007 sampling include 1.5 metres @ 7.5g/t gold, 11g/t silver; 0.3 metres @ 300g/t silver, 0.47% lead and 3.62% zinc; and 1.2 metres @ 268g/t silver, 0.29% lead, and 1.22% zinc. All three samples are from a newly discovered northeast oriented steeply southeast dipping vein system located ~800 metres south east of San Cayetano. The new discovery has been traced on surface for ~400 metres.

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

A.           Operating Results

Restatement

These consolidated financial statements have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and revenue for the year ended December 31, 2007 by $1,963,976 (2006 - $736,408). This restatement has no impact on the reported loss and loss per share for each of the years in the three years ended December 31, 2007.

	2007		2006
	As originally reported	As restated	As originally reported	As restated
Mineral sales	$17,487,070	$15,523,094	$7,069,442	$6,333,034
Cost of sales (excluding amortization and depletion)	$16,116,633	$14,152,657	$7,119,047	$6,382,639

Operating Results

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $15,523,094 in 2007 compared to $6,333,034 in 2006, an increase of 145%. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $3.9 million in the first quarter to approximately $4.7 million by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations. Combined output at Topia and Guanajuato was 1,336,629 silver equivalent ounces (Ag Eq oz) in 2007, compared with 638,860 Ag Eq oz in 2006. This increase in output along with increased metal prices during 2007 were partially offset by increases in smelting and refining rates to contribute to the year over year increase in the Company’s revenue. Silver, gold and lead prices increased over 16%, 15% and 100%, respectively, year over year.

Overall cost of sales for the 2007 fiscal year was $14,152,657 compared with $6,382,639 in 2006. Cost of sales increased primarily due to increased output. Cash costs per silver ounce remained relatively unchanged from 2006 levels (improvements in Guanajuato’s cost per ounce were offset by an increase in

Topia’s cost per ounce). The Company anticipated improved efficiencies during 2007, however, higher smelting and refining rates compounded by increased production mining costs and lower ore grades from the Topia operations increased Topia’s cost per ounce. As efficiencies are created in the Company’s operations, and with start-up costs associated with bringing both operations back into production now behind us, management anticipates improved margins in the 2008 fiscal year.

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

Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable
(note (a)(iv))	4,028,611	6,070,000	1,163,799	2,020,000
Share capital	56,988,447	63,199,652	46,393,145	52,604,350
Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864
Equity component of convertible
note (note (a)(iv))	2,569,000	-	1,006,000	-
Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

Share capital and contributed surplus:

	2007	2006
Share capital and contributed surplus, under
Canadian GAAP	$63,249,563	$52,471,009
Adjustment for stock-based compensation for
employees (note (a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note (a)(iii))	6,211,205	6,211,205
Share capital and contributed surplus, under
US GAAP	$69,475,768	$58,697,214

Deficit:

	2007	2006
Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
Adjustment for stock-based compensation for
employees (note (a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note (a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note (a)(iv))	527,611	149,799
Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

Loss and loss per share:

	2007	2006	2005
Loss for the year, under Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)
Interest accreted on convertible
loan note (note (a)(iv))	377,812	149,799	-
Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

Basic and diluted loss per share, under
US GAAP	$(0.27)	$(0.25)	$(0.22)
Weighted average number of common
shares, basic and diluted	72,227,455	59,720,424	23,986,543

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

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

	(ii)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2 (i) . Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

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

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv)	Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 10 (b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

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

(v)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense .

(vi)	Mineral properties, plant, and equipment

Production facilities and mineral property costs are currently amortized over the estimated life of mine of 5 years. Management’s estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively. The Company expects to use the units-of-production method once estimates of reserves are available.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. This measurement difference is not material for all reporting periods.

(b)	Recently adopted United States accounting pronouncements:

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

(c)	Recently issued United States accounting pronouncements:

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

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non- controlling interests on the equity attributable to the controlling interest.

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

During our last three financial years ended, the following persons were or are our executive officers:

Name	Principal Position	From	To
Malcolm A. Burne	President and Chief Executive Officer	n/a	April 27, 2005
Robert A. Archer	President and Chief Executive Officer	April 27, 2005	Present
Kaare G. Foy	Executive Chairman Chief Financial Officer	April 27, 2005 June 10, 1996	Present May 22, 2007
Ing. Francisco Ramos Sánchez	Vice President, Business Development	April 30, 2004	Present
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Raakel Iskanius	Chief Financial Officer	May 22, 2007	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Malcolm A. Burne	2007 2006 2005	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert A. Archer	2007 2006 2005	30,000 (1) 30,000 (1) 15,000 (1)	nil nil nil	nil nil nil	nil 275,000 (6) 125,000 (2) (12)	nil nil nil	N/A N/A N/A	291,886 (4) 197,750 (4) 170,880 (4)
Kaare G. Foy	2007 2006 2005	30,000(1) 30,000(1) 15,000 (1)	nil nil nil	nil nil nil	nil 355,000 (9) 125,000 (2) (13)	nil nil nil	N/A N/A nil	301,420 (15) 291,560 (3) 190,468 (5)
Ing. Francisco Ramos Sánchez	2007 2006 2005	nil nil nil	nil nil nil	nil nil nil	nil 225,000 (10) 100,000 (2)	nil nil nil	N/A N/A nil	264,783(7) 162,628 (7) 102,076 (7)
Robert F. Brown	2007 2006 2005	149,400 nil nil	nil nil nil	nil nil nil	nil 175,000 (11) 75,000 (2) (14)	nil nil nil	nil nil nil	113,095 (8) 109,950 (8) 84,407 (8)
Charles Brown	2007 2006 2005	180,000 N/A N/A	nil N/A N/A	nil N/A N/A	250,000 (18) N/A N/A	nil N/A N/A	nil nil nil	2,803 N/A N/A
Raakel Iskanius	2007 2006 2005	132,000 N/A N/A	nil N/A N/A	nil N/A N/A	250,000 (17) N/A N/A	nil N/A N/A	nil nil nil	30,869 (16) N/A N/A

(1)	Directors' fees.

(2)	Exercisable at $0.45 per share until 2010.

(3)	Of this amount, $190,500 was paid as a management fee and $ 101,060 was paid for rent and other services to Oceanic Management, a company controlled by Kaare G. Foy.

(4)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

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

As of March 20, 2008, we had the following securities issued and outstanding:

-           81,144,352 common shares;

-           Incentive stock options for the purchase of up to 5,280,000 of our common shares; and

-           warrants for the purchase of up to 4,101,374 of our common shares.

Of the above securities, our directors and officers owned the following common shares as of March 20, 2008:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Robert A. Archer, Director, President & CEO	1,790,100 (2)	1.98%
Charles P. Brown. COO	250,000 (3)	0.28%
Robert F. Brown, VP Exploration	260,000 (4)	0.29%

Name Office Held	Number of Common Shares Beneficially Owned	Percentage (1)
Malcolm A. Burne, Director	790,033 (5)	0.87%
Kaare G. Foy, Director & Executive Chairman	668,600 (6)	0.74%
Raakel Iskanius, CFO	260,000 (7)	0.29%
John T. Kopcheff, Director	530,000 (8)	0.59%
Wendy M. Ratcliffe, Corporate Secretary	225,000 (9)	0.25%
Francisco Ramos Sanchez, VP Operations	1,500,000 (10)	1.66%
A. Michael Turko, Director	50,000 (11)	0.06%

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

Financial Statements filed as part of this Annual Report

-	Report of Independent Registered Public Accounting Firm dated March 20, 2008, except as to note 2(a), which is as of February 3, 2009.

-	Consolidated balance sheets for the fiscal years ended December 31, 2007, and 2006.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Notes to consolidated financial statements

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

The high and low market prices for our common shares for each full financial quarter for the three most recent full fiscal years were as follows:

Quarter Ended	High	Low

March 31, 2005	$0.55	$0.36

June 30, 2005	$0.53	$0.41

September 30, 2005	$0.65	$0.46

December 31, 2005	$1.17	$0.53

March 31, 2006	$1.90	$0.80

June 30, 2006	$2.55	$1.40

September 30, 2006	$2.22	$1.48

December 31, 2006	$2.79	$1.52

March 31, 2007	$2.36	$1.77

Quarter Ended	High	Low

June 30, 2007	$2.20	$1.60

September 30, 2007	$2.15	$1.07

December 31, 2007	$1.75	$1.09

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

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

ITEM 16           Reserved

ITEM 16A        Audit Committee Financial Expert

Our board of directors has determined that the Chair of the Company's audit committee, Mr. John T. Kopcheff BSc (Hons), SPE, AAPG, qualifies as an "audit committee financial expert" as that term is defined in Item 16A(b) of Form 20-F.

As the managing director of Victoria Petroleum N.L., since 1984, Mr. Kopcheff is responsible for the preparation of annual budgets, the review, approval and sign-off of quarterly and annual financial statements filed on the Australian Stock Exchange and Australian Securities Investment Commission, and the review of the financial statements with the auditors. Prior to joining Victoria Petroleum N.L., Mr. Kopcheff fulfilled various management roles at Earth Energy Resources Consultants and Exploration Logging International (a subsidiary of Baker Hughes Inc.) for which an integral part of his responsibilities included formulation of fiscal policy, preparation of budgets, forecasting, financial performance reporting and management of accounts.

Mr. Kopcheff qualifies as "independent" as the term is used in Section 803 of the AMEX Company Guide.

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

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E        Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17           Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 20, 2008, except as to note 2(a), which is as of February 3, 2009.

-	Consolidated balance sheets for the fiscal years ended December 31, 2007 and 2006.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006, and 2005.

-	Notes to consolidated financial statements

ITEM 18           Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19           Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.	Instruments Defining Rights of Security Holders

2.1	Form of Series A Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.2	Form of Series B Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.3	Form of Series C Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.4	Form of Series D Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.5	Form of Series E Warrant (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004)

2.6	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20- F, filed on August 10, 2004, amended March 7, 2008).

3.	Material Contracts

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

3.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

3.6	Letter of Intent dated January 4, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.7	Purchase Agreement dated June 30, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.8	Purchase Agreement dated October 25, 2005 between our Company and the Sociedad Coopertiva Minero Metalúrgics Santa Fe de Guanajuato.

3.9	Letter of Intent dated April 26, 2006 between our Company and Minera Apollo S.A. de C.V.

3.10	Letter of Intent dated December 7, 2006 between our Company and Altair Ventures Incorporated

3.11	Option Agreement dated February 2, 2007 between our Company and Altair Ventures Incorporated (incorporated by reference from our Annual Report on Form 20-F, filed on April 3, 2008)

4.	Subsidiaries

4.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.3	Metalicos de Durango, S.A. de C.V.

4.4	Minera de Villa Seca, S.A. de C.V.

4.5	Exploraciones Minera el Rosario, S.A. de C.V.

5.	Code of Ethics

5.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007).

8.	Additional Exhibits

8.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.3*	Map of Topia Property

8.4*	Map of Guanajuato Property

8.5*	Map of Mapimi Property

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

*	Filed herewith.

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

Date: February 3, 2009

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007 and 2006
Expressed in Canadian Dollars

Restated (Note 2(a))

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

The consolidated financial statements (as restated) have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

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

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

February 3, 2009	February 3, 2009

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
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

As discussed in note 2(a), the consolidated income statements for the years ended December 31, 2007 and 2006 have been restated.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2008, except as to note 2(a), which is as of February 3, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

 Vancouver, Canada

March 20, 2008, except as to note 2(a),
which is as of February 3, 2009

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 20, 2008, except as to note 2(a) which is as of February 3, 2009, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 20, 2008, except as to note 2(a),
which is as of February 3, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$ 5,357,977	$ 9,208,048
Marketable securities	39,795	-
Amounts receivable, (note 5)	5,879,243	4,120,584
Income taxes recoverable	363,220	-
Inventories (note 6)	748,473	605,127
Prepaid expenses, deposits and advances	576,589	821,614
	12,965,297	14,755,373

Mineral properties, plant and equipment (note 8)	18,087,813	17,376,886

	$ 31,053,110	$ 32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 2,216,730	$ 911,928
Income taxes payable	-	127,475
Current portion of long-term debt (note 10(a))	88,625	1,182,814
	2,305,355	2,222,217
Long-term liabilities:
Long-term debt (note 10(a))	-	104,127
Convertible loan notes (note 10(b))	4,028,611	1,163,799
Asset retirement obligations (note 11)	1,101,171	92,285
Future income tax liability (note 14)	2,421,504	-
	9,856,641	3,582,428

Shareholders’ equity:
Capital stock (note 12)	56,988,447	46,393,145
Contributed surplus (note 12(c))	6,261,116	6,077,864
Equity component of convertible note (note 10(b))	2,569,000	1,006,000
Accumulated other comprehensive income	5,945	-
Deficit	(44,628,039)	(24,927,178)
	21,196,469	28,549,831

Continuing operations (note 1)
Commitments and contingencies (notes 7, 9, 10, 11 and 16)
Subsequent events (note 17)

	$ 31,053,110	$ 32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	Restated	Restated
	Note 2(a)	Note 2(a)
Revenues:
Mineral sales	$15,523,094	$6,333,034	$-
Cost of sales (excluding amortization
and depletion)	14,152,657	6,382,639	-
	1,370,437	(49,605)	-

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Accretion on asset retirement obligation	22,704	-	-
Mineral property exploration expenditures (note 9)	6,803,104	3,968,083	2,340,398
General and administrative	4,672,362	4,408,631	2,139,236
Stock-based compensation	1,129,500	4,672,774	357,298
	16,231,338	14,471,257	4,849,511
	(14,860,901)	(14,520,862)	(4,849,511)

Other income (expenses):
Interest income	207,892	366,319	27,251
Interest expense	(1,035,577)	(830,236)	(357,011)
Write-down of mineral property acquisition
costs	-	-	(403,634)
Foreign exchange gain (loss)	(1,440,802)	10,358	(19,294)
	(2,268,487)	(453,559)	(752,688)

Loss before provision for income taxes	(17,129,388)	(14,974,421)	(5,602,199)

Provision for income taxes (note 14)	(2,571,473)	(110,016)	370,514

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)

Other comprehensive income, net of tax:
Unrealized gain on marketable securities	5,945	-	-

Comprehensive loss for the year	$(19,694,916)	$(15,084,437)	$(5,231,685)

Diluted and basic loss per share (note 2(n))	$(0.27)	$(0.25)	$(0.22)

Weighted average number of common
shares outstanding	72,227,455	59,720,424	23,986,543

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

(a) Restatement:

These consolidated financial statements have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and a decrease in revenues for the year ended December 31, 2007 by $1,963,976 (2006 - $736,408). This restatement has no impact on the reported loss and loss per share for each of the years in the three years ended December 31, 2007.

	2007		2006
	As originally		As originally
	reported	As restated	reported	As restated

Mineral sales	$17,487,070	$15,523,094	$7,069,442	$6,333,034
Cost of sales (excluding amortization and depletion)	$16,116,633	$14,152,657	$7,119,047	$6,382,639

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

(b)	Basis of presentation:

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

(c)	Use of estimates:

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

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e)	Marketable securities:

Marketable securities are recorded at fair market value based on quoted market prices.

(f)	Inventories:

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

(g)	Mineral properties, plant and equipment:

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

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine (5 years) to which the assets relate. As at December 31, 2007, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Management’s estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

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

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the sale related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(k)	Asset retirement obligations:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

9.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)		2007

Option										$
payments:	Cash	$49,119	$102,721	$-	$-	$-	$-	$-	$216,623		368,463

	Shares	-	-	-	-	-	-	-	246,000		246,000

Analysis		19,588	-	-	51,098	-	293,759	-	160,448		524,893

Drilling		161,212	-	-	766,273	-	816,417	-	928,912		2,672,814

Field costs		315,688	-	-	111,448	-	3,007	-	171,758		601,901

Geology		31,582	-	-	323,649	-	750,145	-	459,351		1,564,727

Project
administration		30,132	-	-	16,490	-	52,024	-	133,577		232,223

Mine
exploration
costs		-	-	-	1,223,200	-	-	-	-		1,223,200

		607,321	102,721	-	2,492,158	-	1,915,352	-	2,316,669		7,434,221
Cost
Recoveries		(631,117)	-	-	-	-		-	-		(631,117)

		(23,796)	102,721	-	2,492,158	-	1,915,352	-	2,316,669		6,803,104
Cumulative
expenses,
beginning of
year		233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817		8,018,724

Cumulative
expenses,
end of year		$210,074	$489,654	$425,465	$5,817,298	$168,144	$4,257,919	$369,788	$3,083,486		$14,821,828

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006

Option
payments	$-	$11,495	$-	$-	$-	$-	$192,337	$625,639	$829,471

Analysis	1,288	-	-	64,493	-	286,744	-	-	352,525

Drilling	-	-	-	206,977	-	620,092	-	24,951	852,020

Field costs	768	-	-	228,253	-	43,061	-	-	272,082

Geology	16,782	11,307	-	352,364	44,188	848,183	-	107,207	1,380,031

Project
administration	16,006	-	-	127,244	-	129,684	-	9,020	281,954

	34,844	22,802	-	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative
expenses,
beginning of
period	199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	-	4,050,641

Cumulative
expenses, end
of period	$233,870	$386,933	$425,465	$3,325,140	$168,144	$2,342,567	$369,788	$766,817	$8,018,724

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

The continuity of expenditures on mineral properties for the year ended December 31, 2005 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	2005
Option payments	$4,099	$24,492	$93,516	$-	$-	$-	$-	$122,107
Analysis	18,553	9,414	2,814	78,142	14,909	7,571	14,952	146,355
Drilling	13,986	160,900	85,176	423,324	-	353,057	80,209	1,116,652
Field costs	906	1,851	1,058	31,928	556	776	850	37,925
Geology	86,907	62,971	62,298	288,302	75,529	47,059	77,834	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	-	-	65,787
Project
administration	29,998	1,237	2,267	106,942	282	6,340	3,606	150,672

	165,726	262,505	249,015	972,809	98,089	414,803	177,451	2,340,398
Cumulative
expenses, beginning
of period	33,300	101,626	176,450	1,373,000	25,867	-	-	1,710,243
Cumulative
expenses, end of
period	$199,026	$364,131	$425,465	$2,345,809	$123,956	$414,803	$177,451	$4,050,641

(a)	Santo Nino Project:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
price	Expiry date	2006	Granted	expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(190,000)	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$1.50	$2.09	$2.40	$0.90	$0.67	$1.71

As at December 31, 2007, all share options are fully vested. The weighted average remaining contractual life of the options is 3.0 years.

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		$0.46	$1.83	$0.68	$0.48	$1.50

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

As at December 31, 2007, $74,401 (2006 – nil; 2005 – $14,080) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $400,742 (2006 – nil, 2005 - nil) and were included in amounts receivable.

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

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2007 is $516,000. This has not been provided for since management believes that this assessment is without merit and will not have a material impact on our financial position, results of operations or cash flows.

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

(b)	Subsequent to December 31, 2007, the Company entered into an agreement to purchase two scoop trams for a total purchase price of US$866,923, to be financed over 24 months at an interest rate of 9.93%.

(c)	Subsequent to December 31, 2007, the Company received proceeds of $360,000 from the exercise of 400,000 options.

18.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable
(note 18(a)(iv))	4,028,611	6,070,000	1,163,799	2,020,000
Share capital	56,988,447	63,199,652	46,393,145	52,604,350
Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864
Equity component of convertible
note (note 18(a)(iv))	2,569,000	-	1,006,000	-
Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

Share capital and contributed surplus:

	2007	2006

Share capital and contributed surplus, under
Canadian GAAP	$63,249,563	$52,471,009
Adjustment for stock-based compensation for
employees (note 18(a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note 18(a)(iii))	6,211,205	6,211,205

Share capital and contributed surplus, under
US GAAP	$69,475,768	$58,697,214

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

Deficit:

	2007	2006

Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
Adjustment for stock-based compensation for
employees (note 18(a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 18(a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 18(a)(iv))	527,611	149,799

Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

Loss and loss per share:

	2007	2006	2005

Loss for the year, under Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)
Interest accreted on convertible
loan note (note 18(a)(iv))	377,812	149,799	-

Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

Basic and diluted loss per share, under
US GAAP	$(0.27)	$(0.25)	$(0.22)
Weighted average number of common
shares, basic and diluted	72,227,455	59,720,424	23,986,543

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

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

	(ii)	Stock-based compensation:

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

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv)	Convertible note payable:

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2007, 2006 and 2005

(v)	Statement of operations presentation:

The consolidated statement of operations includes a write-down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

(vi)	Mineral properties, plant, and equipment

Production facilities and mineral property costs are currently amortized over the estimated life of mine of 5 years. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. This measurement difference is not material for all reporting periods.

(b)	Recently adopted United States accounting pronouncements:

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

(c)	Recently issued United States accounting pronouncements:

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