Form 20-F
period 2008-12-31
Great Panther Resources LTD
filed 2009-03-19
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

There were 81,654,521 common shares, without par value, issued and outstanding as of December
31, 2008.

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

ITEM 1               Identity of Directors, Senior Management and Advisers

A.             Directors and Senior Management

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

B.             Advisers

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.             Auditors

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.            Selected Financial Data

The following tables summarize certain of our key selected financial data. This information should be read in conjunction with the more detailed financial statements included in this Annual Report.

Selected Financial Data
(Stated in Canadian Dollars unless otherwise noted - Calculated in accordance with Canadian
GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2008	2007 (restated)[1]	2006 (restated)[1]	2005	2004
Sales or Operating Revenue	22,445,438	15,523,094	6,333,034	-	-
Loss for the year	(14,285,852)	(19,700,861)	(15,084,437)	(5,231,685)	(2,893,657)
Loss per Common Share – basic and diluted	(0.18)	(0.27)	(0.25)	(0.22)	(0.22)
Total Assets	21,379,188	31,053,110	32,132,259	19,218,970	3,788,331
Capital Stock	57,865,462	56,988,447	46,393,145	21,536,440	7,068,595
Number of Common Shares (adjusted to reflect consolidation of common shares)	81,654,521	80,744,352	69,797,348	47,349,431	15,818,677
Long-Term Debt[2]	5,544,976	4,117,236	2,450,740	5,587,217	-
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

[1]	Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see “Restatement” in Item 5.

[2]	Excludes asset retirement obligations and future income tax liability.

Selected Financial Data
(Stated in Canadian Dollars Unless Otherwise Noted - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2008	2007 (restated)[1]	2006 (restated)[1]	2005	2004
Sales or Operating Revenue	22,445,438	15,523,094	6,333,034	-	-
Loss for the year	(13,662,773)	(19,323,049)	(14,934,638)	(5,231,685)	(2,893,657)
Loss per Common Share – basic and diluted	(0.17)	(0.27)	(0.25)	(0.22)	(0.22)
Total Assets	21,379,188	31,053,110	32,132,259	19,218,970	3,789,696
Capital Stock	64,076,667	63,199,652	52,604,350	27,747,645	13,279,800
Number of Common Shares (adjusted to reflect consolidation of common shares)	81,654,521	80,744,352	69,797,348	47,349,431	15,818,677
Long-Term Debt[2]	6,963,286	6,158,625	3,306,941	5,587,217	-
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

[1]	Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see “Restatement” in Item 5.

[2]	Excludes asset retirement obligations and future income tax liability.

Disclosure of Exchange Rate History

On March 18, 2009, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.2715.

For the past five fiscal years ended December 31, 2008 the average exchange rates were in effect, and for each of the previous six months, the high and low exchange rates were in effect, for Canadian dollars exchanged for United States dollars and expressed in terms of Canadian dollars:

Year/Month End	Average	Low/High
December 31, 2004	$1.3017	not applicable
December 31, 2005	$1.2115	not applicable
December 31, 2006	$1.1340	not applicable
December 31, 2007	$1.0734	not applicable
December 31, 2008	$1.0660	not applicable
September 30, 2008	not applicable	$1.0338/$1.0797
October 31, 2008	not applicable	$1.0607/$1.2942
November 30, 2008	not applicable	$1.1502/$1.2850

Year/Month End	Average	Low/High
December 31, 2008	not applicable	$1.1962/$1.2971
January 31, 2009	not applicable	$1.1822/$1.2749
February 29, 2009	not applicable	$1.2190/$1.2710

B.           Capitalization and Indebtedness

Not Applicable

C.           Reasons for the Offer and Use of Proceeds

Not applicable

D.           Risk Factors

Risks Associated with Mining

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

  Reserve, resource or other mineralization estimates will be accurate; or

  Mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

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

Our operations may involve the use of dangerous and hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and the environment, and it is anticipated that we will maintain appropriate insurance for liability and property damage in connection with our business, we may become subject to liability for hazards that cannot be insured against or which we may elect not to insure ourselves against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of us, resulting in a decline in the value of our securities. In the course of mining and exploration of our mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

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

Since we have only relatively recently begun mining and furthering development of our mining properties, we only have a limited operating history on which to base an evaluation of our future prospects. Our operating activities from 2004 through 2006, consisted primarily of locating and acquiring the interest in the properties that we currently hold. In the first part of 2006, we commenced production at the Topia Mine and limited production at the Guanajuato Mine Complex, and only increased production at both locations in the second half of 2006. 2007 was the first year in which both mines were in full production. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. Aside from the professional track record of our Company’s management team, there is no history upon which to base any assumption as to the likelihood that our Company will prove successful and we can provide investors with no assurance that we will generate any net operating revenues or achieve profitable operations.

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

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  Establish ore reserves through drilling and metallurgical and other testing techniques;

  Determine metal content and metallurgical recovery processes to extract metal from the ore; and

  Construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years form the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

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

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexico Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

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

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in Mexico, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert A. Archer, our President, CEO and a director, Kaare G. Foy, Executive Chairman, Charles Brown, our Chief Operating Officer and Raakel Iskanius, our Chief Financial Officer. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors for any other loss, damage or expense incurred by our Company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

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

As our operating expenses currently exceed our revenue from mineral sales, we may be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs and mining operations, may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2008, there are also outstanding common share purchase warrants and options exercisable into 10,623,074 common shares which, if exercised, would represent approximately 11.5% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

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

On November 14, 2006, our common shares began trading on the TSX with the trading symbol “GPR”. Subsequently, we were de-listed from the TSX Venture Exchange.

On January 23, 2009 we closed a private placement offering of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprises of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 per share until January 22, 2010. The Company authorized and created 169,050 non-transferable share purchase warrants (the “Finder’s

Warrants”) to purchase up to 169,050 common shares and entitling the holder to purchase one common share at a price of $0.35 until January 22, 2010.

Topia Mine

Effective February 18, 2004, we entered into the Topia Option Agreement, which granted us the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (includes the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico from Cia Minera des Canelas y Topia, as optionor, by making cash payments totalling US $1,737,084 as follows:

(a)	US $100,000 within 10 days of the date of registration at the Mining registry of the option agreement;

(b)	US $150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

(c)	US $540,165 on the date of signing of the purchase agreement (June 30, 2005);

(d)

Three annual payments of US $300,000, US $300,000 and US $346,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

All payments due to the optionor were made as of December 31, 2007.

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing was secured by the Topia Mine assets. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return. After the debt was repaid, there is no further NSR. As of December 31, 2007, the remaining debt balance was fully paid and there were no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

As at December 31, 2008, there are no Net Smelter Return royalties, or other royalties payable, and there are no work commitments.

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totalling US$280,000 (paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

Guanajuato Mine

On October 25, 2005 we signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to purchase 100% of the ownership rights in a group of producing silver-gold mines in the Guanajuato Mining District. The total purchase price was US$7,250,000, which included 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. At December 31, 2005 we paid US$3,625,000. In 2006, we paid the remaining balance of US$3,625,000.

On May 15, 2006, we announced the purchase of 3.88 hectares of real estate adjacent to the plant at our Guanajuato Silver-Gold Mine Complex. The land was purchased from the Sociedad Cooperativa Minero

Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006, for a total of US$690,425. A payment of US$201,825 was made at the time of the signing of the purchase agreement and the remaining balance of US$488,600 was paid in the second half of 2006. The Company has clear title to the property. The decision to buy the extra land was taken in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below our tailings dam at the Guanajuato Mine Complex. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006, for a total of US$320,530. Payments were made in two instalments, US$45,790 and US$274,740, on March 31, 2008 and June 30, 2008, respectively. The land was primarily purchased in order to protect the area from any possible development. The Company has received clear title to the new property.

As at December 31, 2008, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

Mapimi Project

On September 11, 2006, the Company signed an option agreement to purchase 100% of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase option the Company must make staged payments totaling US$3,000,000 and issue 500,000 common shares over a four year period. The vendors retain a 3% NSR of which, each 0.5%, up to a maximum of 2%, can be purchased by the Company for US$500,000. As at December 31, 2008, US$800,000 has been paid and 500,000 common shares have been issued.

The Concessions are valid for 50 years from the time of grant and most are valid until 2053.

San Antonio Project

(1) Santo Nino Concessions

Effective February 11, 2004, we entered into the Santo Nino Option Agreement, which granted us the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Mr. Alfredo Rodriguez Chávez, as optionor, by making staged cash payments totalling US $165,000. All of the payments were made as of December 31, 2007.

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chirpa”, and “Santo Nino”, by making staggered cash payments of US$200,000, issuing a total of 200,000 Altair common shares to Great Panther and incurring a minimum of US$1,000,000 of exploration expenditures over a three-year period. As at December 31, 2008, US$60,000 and 150,000 shares of Altair have been received in accordance with the agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

(2) San Taco Concessions

Effective February 28, 2004, we entered into the San Taco Option Agreement, which granted us the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Carlos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V., as optionors, by making staged cash payments totalling US$965,000.

As of December 31, 2005 we had paid US$125,000 in accordance with the above.

Subsequent to December 31, 2005, we decided not to actively commit to further exploration of the San Taco property, and as a result the value of the property as at December 31, 2005, was determined to be nil. As such, the acquisition costs associated with the property (US$403,634) was expensed as part of the write down of property cost and the expense was recognized in the year ended December 31, 2005.

During 2006, the Company elected to discontinue exploration of the San Taco property and abandoned the project.

Virimoa Project

On June 13, 2005, we entered into an option agreement to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property, located in the Topia Mining District, State of Durango, Mexico from Minera Acero del Fuego, S.A. de C.V., as optionor. Under the terms of the option agreement, we were to compensate the optionor of the Virimoa Property by making four cash payments totalling US$300,000 (US$50,000 paid) over a period of three years. In a concurrent agreement, we were required to issue a total of 300,000 common shares (150,000 issued) to the optionor. If we exercised this option, the optionor would retain a 2% NSR, half of which could be purchased by us for US$1 million.

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

We have two primary mining properties: (1) Topia Mine and (2) Guanajuato Mine. We have two primary exploration properties: (1) Mapimi and (2) San Antonio.

Primary Mining Properties

(1) Topia Mine

The property is located in northwest Durango State and consists of four groups of mining concessions covering a total area of 6,399 hectares. All are owned 100% by our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

The property covers most of the Topia Mining District where mineralization consists of epithermal silver-gold-lead-zinc veins hosted in andesitic volcanic rocks. More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. Vein widths are typically narrow, 0.2 to 1.0 metre.

Great Panther purchased the mine in 2005 and commenced mining in January 2006. In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. Production was ramped up steadily until reaching approximately 3,000 tonnes per month in late 2007. Custom milling for local miners helps to utilize the plant’s capacity which operates at approximately 170 tonnes per day.

In the fourth quarter of 2008, we worked with the mine contractors to re-evaluate the mining plan and optimize production capability and profitability. While 10 individual mines were closed during this period of re-evaluation, 8 of these were re-opened subsequent to year-end. Underground development and exploitation is now continuing on 12 mineralized vein structures.

In 2009, operating cash flow will be supplemented by revenues from increased custom milling for other small mines in the Topia District. Exploration is expected to be restricted mainly to underground development on the higher grade veins. Little surface drilling is required at present as the Company has delineated sufficient resources for at least seven years of operation at current production levels, with potential to increase this with more detailed drilling in the future.

Production

For the year ended December 31, 2008, cumulative ore throughput increased 5% from 33,605 tonnes in 2007 to 35,318 tonnes in 2008. Metal production increased 10% from 625,726 Ag eq oz in 2007 to 687,238 Ag eq oz in 2008 exceeding the 650,000 Ag eq oz production target for the year.

A summary of production at Topia for 2008 is as follows:

	FY08-Q1	FY08-Q2	FY08-Q3	FY08-Q4	TOTAL

Tonnes milled	9,457	8,649	9,701	7,511	35,318
Silver ounces	86,476	85,320	105,235	89,168	366,199
Gold ounces	220	192	271	129	812
Lead tonnes	217	225	246	188	876
Zinc tonnes	237	218	370	249	1,074
Silver equivalent ounces (Ag eq oz)[1]	164,507	160,557	208,589	153,585	687,238

[1]

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 87.1% for Ag, 84.9% for Au, 91.1% for Pb, and 85.6% for Zn were realized which resulted in the production of 366,199 oz Ag, 812 oz Au, 1,930,251 lbs Pb, and 2,368,268 lbs Zn for a silver equivalent production of 687,238 ounces.

Production continued to improve as the focus shifted to production stoping with exploratory development of higher grade mining areas of Argentina and Don Benito veins. New higher grade veins were accessed and explored including the east extension of the Cantarranas vein, and the Recompensa, San Gregorio and Rosario veins.

The average ore grade for 2008 was 0.84 g/t gold, 370 g/t silver, 2.72% lead, and 3.41% zinc compared to 0.71 g/t gold, 300 g/t silver, 2.44% lead and 3.04% zinc in 2007. Plant performance was also improved with metal recoveries at 84.9%, 87.1%, 91.1% and 85.6% for gold, silver, lead and zinc respectively, up from 84.3%, 86.1%, 89.6% and 82.9% in 2007. Concentrate quality was also improved with the silver content of the lead concentrate at 6,793 g/t, up from 5,831 g/t in 2007.

As a result of the temporary closure of 10 of the smaller mines, the overall tonnage from the Topia operation decreased by 23% in the fourth quarter, compared to the third quarter. Overall, head grades from the remaining mines increased, resulting in less metal output but doing so at an operating profit. The contracts for all mining contractors were terminated for the fourth quarter. Due to the rugged terrain at Topia, access to the mines is provided via tunnels into the sides of the mountains and there are no water issues, so closing individual mines is simply a matter of removing any mobile equipment and they can be reopened at any time.

In addition to the material processed for the Company’s account, an additional 11,729 tonnes were processed for various local miners. Custom milling utilizes excess capacity and provides additional income.

Cash cost of sales was $6,113,947 for 2008. This includes costs the Company incurred in the direct purchase of minerals from various independent miners.

(2) Guanajuato Mine

The Guanajuato silver-gold mine complex in Guanajuato, Mexico consists of three principal mines, the Valenciana, Cata and Rayas. These mines occupy the heart of the 25-kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato Mine District. These mines are amongst the most historic and best known in Mexico as silver was discovered in the area in 1548 and estimates of historical production range from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Great Panther purchased the mines in 2005, after many years of under-capitalization, and immediately set out to prove up new resources, rehabilitate the mines and refurbish the plant. Production commenced in June of 2006 and has increased steadily since that time. The plant is presently processing approximately 13,000 tonnes per month but has a capacity to more than double that.

From the fourth quarter of 2005 to the end of 2008, the surface diamond drilling program at Guanajuato was highly successful in identifying and delineating new zones of silver-gold mineralization. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings and the utilization of existing infrastructure means that these zones can be developed quickly and cost-effectively.

Underground drilling at Guanajuato during the same time frame has mostly been conducted in the Cata Mine area and was designed to demonstrate the continuity of the Cata Clavo ore body to depth below the existing mine workings. The program has been extremely successful and will be continued in 2009.

In 2008, in addition to the Rayas and Cata Mines, mining was conducted in the San Vicente North, Promontorio and Guanajuatito areas, which are accessible by ramps. San Vicente North is adjacent to the southeast side of the old Animas Mine, where surface drilling by Great Panther in 2006 intersected zones of previously unknown high grade silver-gold mineralization. Mining at Guanajuatito is pursuing a zone of high grade mineralization intersected by the Company’s surface drilling in late 2005 and 2006. At Promontorio, development is progressing to access an area from where encouraging drill intersections were reported during 2007. At year-end 2008, mining at San Vicente and the development at Promontorio were temporarily on hold to preserve capital. Mining at the Cata Mine is focused on an area below the previously worked Cata Clavo where recent drilling results indicate that the high grade mineralization extends to a depth of at least 600 metres.

In 2008, mining at Rayas focused on development and production from the recovery of higher grade remnants and pillars. The latter included the development of the flatter lying vein which splits off from the main Veta Madre in the formerly mined San Pio area of Rayas. Diamond drilling to explore for extensions of, and better define, the Cata Clavo and other higher grade areas will continue from stations located adjacent to current and planned underground workings.

In fourth quarter of 2008, plant performance was excellent and metal recoveries were the highest to date. The quality of concentrates also improved in this quarter.

In 2009, the Company expects continued improved production and reduction in unit costs. Mine site exploration was temporarily suspended in the fourth quarter of 2008, but will be resumed as soon as practical, with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine’s current production comes from this area.

Principal Capital Expenditures

On August 18, 2008, two underground loaders, known as scooptrams were purchased as part of the mine improvement plan. The units will assist the mine in achieving an expected 40% increase in production within the next 12 months. Capital lease obligations are $436,498 for 2009 and $456,788 for 2010 totaling $893,286.

Production

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 on easily accessible low grade stockwork zones. The development of high grade zones did not proceed as quickly as originally anticipated. However, in 2007 these did reach the point where they were contributing to production. As such, the average head grades at Guanajuato remained low for 2006 and only slowly improved through most of 2007. With increasing production from the higher grade areas of the mines and the vigilant implementation of grade control procedures, the average grade for the mine improved significantly such that in December 2007, grades were more than twice what they were at the start of the year.

The plant at Guanajuato contains three ball mills. The Company initiated production with one ball mill, brought a second on stream in November 2006, and commissioned the third ball mill in 2007. A metallurgical testwork program, directed by a senior Canadian metallurgist, was initiated in the fourth quarter of 2007 to assess the plant upgrades necessary to improve plant recovery and concentrate quality. Improvements were experienced in 2008 as a result of this program.

For the year ended December 31, 2008, cumulative throughput decreased 24% from 203,968 tonnes in 2007 to 155,079 tonnes in 2008. However, metal production increased 58% to 1,122,482 Ag eq oz from 710,903 Ag eq oz in 2007 and exceeded the 2008 target of 1,100,000 Ag eq oz. The mining strategy, which had been changed towards the end of 2007, focused on production from the higher grade, cut and fill stoping in the Guanajuatito North Zone and the Cata Clavo which were supplemented by mining of ore remnants and pillars in the Rayas, San Vicente and Promontorio areas. Strict grade control procedures were implemented throughout which had the impact of limiting ore supply to the mill, but at much improved grades.

The average ore grade for 2008 was 1.40 g/t gold and 203 g/t silver compared to 0.86 g/t gold and 113 g/t silver in 2007. Plant performance was also much improved with metal recoveries at 78.6% and 83.7% for gold and silver respectively, up from 71.0% and 72.8% in 2007, and concentrate gold and silver contents at 61 g/t and 9,476 g/t respectively, up from 31 g/t and 4,315 g/t in 2007.

A summary of production at Guanajuato for 2008 is as follows:

	FY08-Q1	FY08-Q2	FY08-Q3	FY08-Q4	TOTAL
Tonnes milled	40,393	38,951	37,237	38,498	155,079
Silver ounces	198,663	201,815	177,810	269,795	848,083
Gold ounces	1,369	1,474	1,166	1,479	5,488
Silver equivalent ounces (Ag eq oz)[1]	267,132	275,515	236,097	343,738	1,122,482

1

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, for gold and silver respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 83.7% for Ag and 78.6% for Au were realized which resulted in the production of 848,083 oz Ag and 5,488 oz Au for a silver equivalent production of 1,122,482 ounces.

As metal prices declined in the latter half of 2008, ore cut-off values increased, forcing several changes to the Guanajuato operations. A number of cost reductions were implemented and the cut-off grade was raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. Production from the lower grade San Vicente Mine was terminated and production from the Promontorio Mine was also deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment were moved from these areas into the higher grade and profitable Rayas Mine. Both San Vicente and Promontorio are close to surface and accessible by ramp, such that no care and maintenance is required and they can be re-opened at any time in the future. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher daily throughput but only 4 days per week.

Two new 3.5 yard scoop trams were deployed in the higher grade areas of Cata and Guanajuatito at the end of the third quarter of 2008 and, as anticipated, have enhanced development and production efficiency from these areas such that the fourth quarter resulted in higher metal production.

Mining at Guanajuatito focused on the North Zone and, at Rayas, on development and production from the recovery of higher grade remnants and pillars. The latter included the development of a flatter lying vein which splits off from the main Veta Madre in the formerly mined San Pio area at Rayas. Diamond drilling to explore for extensions of, and better define, the Cata Clavo and other higher grade areas will continue from stations located adjacent to current and planned underground workings.

At Guanajuato, total production costs for the fiscal period ended December 31, 2008 totalled $12,030,276. The Company anticipates 2009 production costs, on a per silver ounce basis, at Guanajuato to be lower through mine site efficiencies as well as with the achievement of higher grades.

Geological Justification of the Exploration Project

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

San Vicente and Animas: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. As this ore was readily accessible from surface, it was the first area to undergo geological mapping and re-sampling during 2005 and 2006. In 2006, a surface core drilling program intersected economically significant results leading to re-commencement of underground exploitation in 2007. Exploitation in the San Vicente and Animas areas is on-going.

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

In the core warehouse, geologists log the core. This includes detailed geotechnical measurements, geological logging following a standardized geological legend, and marking the core for core saw splitting. After the core is split, the geologists describe in detail each sample to be taken, then label, tag, fill, and seal each sample bag with the appropriate core. Samples are delivered daily to the laboratory.

Rock and core geological and sample details are entered daily into a dedicated geological database located on the Guanajuato Mine computer server.

The Guanajuato assay laboratory was constructed in 2006-07 in an old warehouse within the Guanajuato Mine complex. It was designed by SGS Canada Inc., an internationally recognized analytical company (SGS Group). Laboratory equipment was procured from sources recommended by SGS, and construction was overseen by SGS. The Guanajuato Mine laboratory was the 101st independent laboratory designed and built by SGS. The laboratory is owned by the Company and independently operated by SGS.

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

Primary Exploration Properties

(1) Mapimi Project

The Mapimi Project (formerly Km66) is an advanced stage exploration project that hosts significant silver-lead-zinc-gold mineralization and a recently discovered molybdenum deposit. The Company’s goal at Mapimi has been to define a bulk tonnage deposit amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. The property consists of 17 concessions in northeast Durango State and is bisected by a paved highway approximately 100 kilometres from Peñoles' smelter at Torreon, so infrastructure is considered excellent.

Exploration on the Mapimi property since 2006 has consisted of detailed geological mapping and re-sampling of outcrops, adits and trenches; an airborne geophysical survey and a ground induced polarization geophysical survey; and 12,448 metres of core drilling in 60 holes. The drilling on the La Gloria and Las Palmitas Ag-Pb-Zn Zones, which commenced in December 2006, increased the confidence level of the initial resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc.

Drill-testing of other targets on the property resulted in the discovery of a buried molybdenum deposit, named the Bulls-Eye Zone, and of high grade Ag-Pb-Zn mineralization in an area named the North Zone.

(2) San Antonio Project

The mining concessions comprising the San Antonio project cover an area of 11,946 hectares, and are located in the municipality of Guadalupe y Calvo, State of Chihuahua, Mexico, approximately 162 kilometres south-southwest of the city of Hidalgo de Parral, Chihuahua, and 265 kilometres southwest of the city of Chihuahua.

Multiple targets have been identified by Great Panther at San Antonio within a variety of geological settings, including gold-copper veins, breccias and stockworks, as well as silver-lead-zinc veins. A total of 20 separate mineralized structures have been identified to date. Underground sampling by the Company in 2004 along the Santo Niño Zone returned an average grade of 7.75 g/t gold over an average width of 3.03 metres along a 25 metre strike length. Great Panther previously had an option to acquire a 100% interest in the Santo Niño concession and has exercised that right and transferred the title. The

Company now owns a 100% undivided interest in the entire San Antonio package. (In 2007, the Company elected to discontinue exploration of the San Taco property, which previously formed part of the project). As the project is considered to be a non-core asset to the Company, it has been optioned to Altair Ventures Incorporated.

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

For the year ended December 31, 2008, we earned $22,445,438 in revenue from our Topia and Guanajuato mining operations. Revenues for 2007 were $15,523,094.

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

Government Regulations

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

C.           Organizational Structure

As at the date of this annual report, we have five wholly-owned subsidiaries. They are:

1.

Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a company incorporated in the United States of Mexico. This Mexican subsidiary holds our Mexican property interests. This Mexican subsidiary was acquired by us on February 5, 2004.

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

4.

Exploraciones Mineras el Rosario, S.A. de C.V., a company incorporated in the United States of Mexico on February 20, 2007 is responsible for the exploration and further development of the Company’s mineral properties.

5.	New Age Investments Inc., a company incorporated in the Province of Alberta. This company is presently inactive.

D.           Property, Plant and Equipment

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

Our Mexican subsidiary, Metalicos de Durango, S.A. de C.V., maintains office space at Boulevard La Sierra No. 1, Topia, Dgo. 34541. No rent is paid as the premises are owned by MMR.

We believe that our current office arrangements provide adequate space for our foreseeable future needs.

We rent land for the tailings dam located in Topia, DGO, Mexico.

At present, our activities are focused on the mining, exploration, development and acquisition of precious and base metal properties located in Mexico.

Primary Mining Properties

(1) Topia Mine

a. Location and Accessibility

The Topia Mine is located in the municipality of Topia in the west central part of Durango State, Mexico. Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Topia, a distance of approximately 150 km. Total driving time from Durango City is about 8 hours. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour.

The terrain is quite steep and rugged with elevations ranging from approximately 600 metres in the river valleys in the western portion of the property rising to nearly 2,000 metres in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50cm of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year-round basis. Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra.

Refer to Exhibit 8.3 - Map of Topia Property.

b. History

Although the discovery of silver in the area dates back to 1538, the existing mine was not built until 1952, when Peñoles consolidated the mining concessions and built road access into the town. Great Panther purchased the mine in 2005 and commenced mining in January 2006.

c. Geology and Mineralization

The Topia Mine lies within the Sierra Madre Occidental geological province of northwestern Mexico. The Sierra Madre is a prolific belt of mineral wealth hosting many significant gold and silver deposits. The silver-gold-lead-zinc veins of the Topia district have formed along a northeast-trending series of faults and are of the epithermal type. Mineralized veins are limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesites. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 300 metres but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres.

d. Mineral Resource and Mineral Reserve Estimates

There are no known reserves on the property and the proposed program is exploratory in nature.

During 2008, Wardrop Engineering (“Wardrop”) of Vancouver provided an update to the ongoing mineral resource development at Topia. The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

The new estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The breakdown for the Argentina Vein and Other Veins on the property is given in the Table below. Wardrop capped the grades and used metal prices and recoveries as indicated in the table in order to categorize the resources.

2008 Resource Update:

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

ARGENTINA	MEASURED	32,050	585	0.60	6.61	4.96

	INDICATED	65,450	594	0.58	6.03	4.49

	INFERRED	75,700	534	0.85	3.67	2.35

OTHER	M & I	55,859	345	1.57	3.91	5.21

	INFERRED	22,373	243	1.39	3.31	4.97

TOTAL	M & I	153,373	501	0.95	5.38	4.85

	INFERRED	98,083	468	0.97	3.59	2.95

	Metal Prices (2008)	Recoveries	Capping Grades

Au	US$888/oz	76.4%	Au (g/t)	6.0

Ag	US$17/oz	76.6%	Ag (g/t)	2,000.0

Pb	US$1.01/lb	83.1%	Pb (%)	20.0

Zn	US$0.99/lb	68.3%	Zn (%)	20.0

The mineral resources are reported at a US$60 RMV cut-off which is based on a US$40/t cost for mining and milling, US$15/t for general and administrative costs, and US$5/t concentrate handling cost.

The resources estimated in 2006 for the other veins on the property came largely from the verification of Peñoles' resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.) When combined with the 2008 Argentina resource, the new total contained metal for each of these categories is shown in the Table below.

Contained metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs

M & I Resources	153,375	2,472,700	4,661	18,191,165	16,402,718

Inferred Resources	98,075	1,474,927	3,057	7,765,300	6,371,766

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential:

Vein	Tonnes	Ag	Au	Pb	Zn

Argentina	80,000-100,000	300-500g/t	1-2g/t	4-6%	2-4%

Don Benito	60,000-80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see Great Panther’s news releases dated February 19, June 2 and June 23, 2008) and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings.

e. Exploration History

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

Based upon the success of the exploration program, the Company exercised its option to purchase the Topia Mine in July 2005. Once access was gained to the underground workings, underground mapping, sampling and diamond drilling became an integral part of the ongoing exploration program at Topia. In December 2005, we commenced limited production at the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. In the second half of 2006, we commissioned our second ball mill increasing the plant’s production from 120 to 170 tonnes per day.

During 2007 and 2008, ongoing exploration development of the mine continued to demonstrate high grades of silver-lead-zinc. In addition, new underground drilling and chip-sampling has demonstrated very good potential on the yet unmined parts of many of the known veins.

Surface drilling continued into early 2008. Great Panther has now drilled a total of 15,206 metres in 62 surface holes and 2,732 metres in 48 underground holes.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2008, total costs incurred on mineral properties, plant and equipment were $8,975,000. Total costs incurred on exploration were $8,201,000.

Planned costs for 2009 are approximately $0.8 million for capital investment and exploration.

g. Source of Power and Water that can be Utilized at the Property

Topia is connected to the national power grid. Artesian springs located above Topia provide water year-round by gravity to the town. Most of the lower mine portals discharge water and the Victoria adit has provided enough water to supply milling activities in the past.

(2) Guanajuato Mine

a. Location and Accessibility

The Guanajuato Mine Complex is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates

2327500N, 265500E). The Guanajuato Mine Complex consists of 1,107.28 hectares, made up of 28 non-contiguous concessions.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll freeways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Guanajuato Mine are accessed from city streets.

The Guanajuatito ramp provides easy access to the mineralization throughout the Guanajuatito-Encarnación area where only a minor amount of mining has taken place in the past.

Refer to Exhibit 8.4 – Map of Guanajuato Property.

b. History

The Guanajuato Mining District was founded in 1548, with the first discovery of silver in the area. Estimates of historical production ranging from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Mining at Guanajuato has been conducted since the year 1600, initially by the Spaniards and subsequently by Mexican, British and American companies. Since 1939, the property now owned by Great Panther was owned and operated by a Mexican mining cooperative. Production by the latter, from whom the Company bought the property, had dwindled to about 200 tonnes per day by 2005, despite the plant capacity of 1,200 tonnes per day. Grades had dropped and the cooperative was losing money. Operations stopped completely in August of that year and Great Panther took possession of the mine in December 2005.

c. Geology and Mineralization

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

The Veta Madre systems strike northwesterly and dip 450 to 650SW. The bulk of the mining production has come from a five-kilometre section of the Veta Madre stretching between the Valenciana shaft of our Company’s ground in the northwest to the Sirena shaft on Peñoles ground in the southeast. In this five kilometre area, the vein stockwork averages approximately 20 metres in width but can be as wide as 90 metres. Most of the historic production has come from the economically important lower ore level (2,100 metres to 1,700 metres a.s.l.) and is typically associated with faults and both footwall and hanging wall stockwork vein systems.

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

The economic mineralization is hosted in quartz-carbonate-adularia veins and stockwork systems with identifiable “ore-shoots” that carry the bulk of the economic mineralization. The ore shoots are discontinuous, 10-40 metre wide and typically equal in vertical dimensions to strike length. The discontinuous nature of the ore-shoots has made ongoing underground and surface exploration challenging and not necessarily well understood. On average, approximately 20% of the volume of the individual veins becomes ore.

d. Mineral Resource and Mineral Reserve Estimates

There are currently no reserve or resource estimates conforming to NI 43-101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. A noncompliant, resource estimate was made in 2000 by Sociedad Cooperativa Minero-Metalurgica Santa Fe de Guanajuato with most of the resource located in the lower levels of the mine. Since purchasing the mine, Great Panther has been compiling information from its own drilling and sampling and has estimated mineral inventories in areas of the mine where it is working or plans to work. While these mineral inventories are used for mine planning, it is often not cost-effective to define these in the detail required to make them NI43-101 compliant. The Company is, however, working on a new compliant resource estimate for the Cata Mine area, expected in March-April of 2009.

e. Exploration History

Since acquiring the Guanajuato Mine in 2005, Great Panther has completed 88 surface drill holes totaling 15,222.0 metres and 37 underground holes totalling 7,791.00 metres.

The 2005 drilling was completed under and northwest of the Guanajuatito ramp along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine (owned by Great Panther). It was designed to duplicate and surround a lone 1989 drill hole (#317) that intersected a 5.35 metre wide zone grading 3.34 g/t Au and 81.5 g/t Ag, including 10.65 g/t gold and 165 g/t silver over 1.55 metres. The drilling program intersected bonanza grade silver and above average gold within the Veta Madre vein structure.

An extensive underground sampling program continued through 2006 at Guanajuato. Preliminary sampling in the first quarter of 2006 returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver-to-gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here, and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. While grades from the various stopes were comparable, it is presently unknown just how representative these grades may be from a mining standpoint.

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

In June 2006, we commenced the first phase of our underground diamond drilling program. The purpose of the drilling was to better define zones of silver-gold mineralization for production purposes and for the preparation of a NI43-101 compliant resource. This drilling focused mainly on San Vicente North.

In October 2006, we commenced a second phase of our diamond drilling program and completed extensive underground sampling at the limits of the silver-gold mineralization in the Guanajuatito Mine.

In early 2006, we commenced a Phase II surface diamond drilling program designed to test three separate areas along 4 kilometres of strike length along of the Veta Madre. The drill program was to follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as to test the Animas, and Garrapata areas which are farther along strike to the southeast. The program was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries accentuate the previous lack of exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

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

In September 2007, a deep underground drilling program commenced in the Cata area of the Guanajuato Mine. The program was designed to twin, then fill in between, diamond drill holes completed in the 1980’s and 1990’s by the previous owners that indicated the continuation of silver-gold mineralization for approximately 200 metres below the existing mine workings.

The deep drilling at the Guanajuato Mine is testing the area between the 400 and 600 metre levels (dip length of 300 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling will be conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. Drilling on the Cata Clavo was completed in 2008, and successfully confirmed the depth extension of high grade gold and silver mineralization. Mining development on the 430 and 460 metre levels of the Cata Clavo is continuing and the ramp will be extended to lower levels of the Cata Mine area. The program was suspended temporarily in order to conserve cash and will resume in the Rayas area in 2009.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2008 total costs incurred on mineral properties, plant and equipment at the Guanajuato mines were $15,191,000. Total exploration costs were $6,291,000.

Planned costs for 2009 are approximately $2.1 million for capital investment and exploration.

g. Source of Power and Water that can be Utilized at the Property

The electricity supply to the operations in our Guanajuato unit is provided through the national power grid administered by CFE. The water supply is carried out through groundwater of our mines and rainwater filtrations.

Primary Exploration Properties

(1) Mapimi Project

a. Location and Accessibility

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

Refer to Exhibit 8.5 – Map of Mapimi Property.

b. History

In 1995, Minera Apolo, S.A. de C.V. (“Apolo”) acquired the property and optioned the property to Coeur d’Alene Mines Inc. in late 1996. Between 1997 and 1998, Coeur D’Alene carried out regional and geological mapping in some areas of the property. They completed a total of 397 metres of trenching, a gravity survey, 81 reverse circulation drill holes, 22 diamond drill holes and 422 surface channel samples. Coeur d’Alene returned the property to the vendor in 1998 and Great Panther optioned it in September 2006.

c. Geology and Mineralization

The structural fabric of the Mapimi Project appears to be complex. Rhyolite sills intrude sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation, a common host to many of the world class silver-lead-zinc deposits throughout the Mexican Silver Belt. Pre-mineral faulting and fracturing is intense within and adjacent to the mineralized zones, providing excellent porosity for mineralizing fluids. Post-mineral faulting is also common and offsets mineralized zones in places.

Mineralization at Mapimi includes three distinct types. Two adjacent & related zones called La Gloria and Las Palmitas contain lead, zinc, and silver minerals with lesser amounts of gold and copper minerals. This style is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes, and shows a strong similarity to the historic Real de Angeles District in Zacatecas State, Mexico. An upper, oxidized portion (~40-60 metres) of the mineralization consists of jarosite and hematite; with sulphides consisting of pyrite, silver sulfosalts, sphalerite and galena at depth. The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 metres but is open in all directions. More than 20 breccia bodies have been identified in 5 main sectors.

A second type of silver-lead-zinc mineralization occurs approximately three kilometres north of La Gloria and appears to be of the carbonate replacement type. Called the North Zone, mineralization here is narrow but high grade and appears to be related to the rhyolite-sediment contacts. It is hosted in the Caracol Formation but there may be potential for better widths and grades in the underlying Aurora Limestone.

The third style of mineralization at Mapimi was discovered in 2008 and consists of molybdenite in quartz veins within a zone of skarn alteration. Named the Bulls-Eye Zone because it is highlighted by a strong magnetic anomaly, the mineralization starts at a depth of about 40 metres and extends over an area of about 250 metres in diameter and is approximately 200 metres thick. The Bulls-Eye Zone lies between La Gloria and the North Zone.

d. Mineral Resource and Mineral Reserve Estimates

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

The resource estimate was based upon a comprehensive exploration program completed on the property by Coeur d'Alene Mines during 1997 and 1998, wherein they drilled 81 reverse circulation holes (7,515 metres and 3,614 samples) and 22 diamond drill holes (2,983 metres and 900 samples). The geological database also includes 422 surface channel samples. Coeur d'Alene dropped the property in 1998. The resource includes 2,643,600 tonnes of oxide material at a grade of 51 g/t Ag, 0.11 g/t Au, 0.73% Pb and 0.98% Zn for a silver equivalent grade of 113 g/t and 2,326,200 tonnes of sulphide mineralization at a grade of 68 g/t Ag, 0.16 g/t Au, 0.90% Pb and 1.69% Zn for a silver equivalent grade of 169 g/t. As the grade of sulphide mineralization is 50% higher than the 40-60 metre-thick oxide zone, the Company expects the overall grade of the resource to increase over time as the deposit is extended to depth.

In March 2008, Wardrop delivered an updated NI 43-101 compliant mineral resource estimate for the La Gloria / Las Palmitas Zones. The new estimate effectively upgraded the previous resource of 22.3 million silver equivalent ounces (Ag eq oz) from the Inferred to the Indicated category and added an additional 6.3 million Ag eq oz in the Inferred category for a global resource of 28.6 million recoverable Ag eq oz.

The new estimate includes the twenty-nine core holes, representing 6,298 metres, completed during Great Panther’s Phase I drilling program in the first half of 2007 (see below in Exploration). This program consisted mostly of fill-in holes focused on the La Gloria Zone and adjacent Las Palmitas Zone in an effort to confirm, expand, and better delineate the previous Inferred Mineral Resource.

The 2007 Phase I drilling at Mapimi has increased the confidence level of the resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc.

In the new resource estimate, Wardrop has used different parameters than in 2006, such that the new estimate is considered to be more robust. In keeping with the previously reported resource estimate,

Wardrop has applied a cut-off grade of 50g/t silver equivalent. Metal prices and recoveries used were US$9.55/oz and 76%, respectively, for silver, US$530/oz and 70% for gold, US$0.63/lb and 80% for lead and US$1.00/lb and 80% for zinc. Statistically higher grade samples were also removed by capping the assay data at 150g/t for silver, 3.0g/t for gold, and 4.5% for each of lead and zinc. Wardrop used Ordinary Kriging and Inverse Distance Squared to estimate the resource, with blocks of 5m X 5m X 5m being used for the three-dimensional model. Metallurgical recoveries used are the same as for the 2006 resource estimate, which were based upon tests conducted by Silver Standard Resources Inc. in 1999 as part of a property review.

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

The work to date on La Gloria and Las Palmitas has resulted in a well-defined resource that can now be modeled for extraction by open pit mining methods. An in-house scoping study has been initiated that will examine basic issues such as permitting, metallurgy, transportation, mining, milling and construction costs, etc. While this will lay the groundwork for later feasibility studies, it is still the Company’s objective to increase the size of the overall project resource by drilling targets outside of La Gloria/Las Palmitas. The recently discovered North Zone and the Bulls-Eye molybdenum mineralization may add to the viability of the project. We advise U.S. investors that while these terms “Resource Estimate” and “Inferred Mineral Resource” are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in this category will ever be converted into reserves.

e. Exploration History

A first phase exploration program was implemented at Mapimi in late 2006 and consisted of an airborne geophysical survey and ground induced polarization geophysical survey follow-up; detailed geological mapping and re-sampling of outcrops, adits and trenches; followed by a core drilling program focused on confirming previous Coeur d’Alene drilling results in the Las Palmitas and La Gloria zones.

During February 2007, Great Panther contracted Aeroquest Limited to fly a 550 line kilometre airborne electromagnetic (“EM”) and magnetic geophysical survey over the Mapimi project. Numerous EM and magnetic targets were detected and the interpretation of this survey, in conjunction with surface mapping, provided a geological framework for 103 kilometres of detailed induced polarization (“I.P.”) geophysics. While some of the geophysical anomalies outlined by the airborne survey are directly related to regional geological features, others appear to be related to known mineralization or are spatially associated with zones of strong alteration.

The Phase II diamond drilling program, which commenced in October 2007, tested two large coincident geological, geochemical, and geophysical anomalies, namely the Bulls-Eye and North Zones. The program identified semi-massive silver-lead-zinc mineralization in the North Zone that is spatially related to the rhyolite-sediment contacts and a large zone of molybdenum mineralization in the Bulls-Eye Zone.

To the end of 2008, a total of 12,448 metres in 60 holes has been drilled by the Company at Mapimi. As of the date of this document, exploration at Mapimi has been suspended in order to conserve cash.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2008, total exploration costs incurred were $5,206,000. The Company has not planned any exploration work in 2009.

g. Source of Power and Water that can be Utilized at the Property

The municipality of Mapimi is on an electrical power grid and has telephone services provided by TelMex. Water and drainage systems are also present.

(2) San Antonio Project

a. Location and Accessibility

The San Antonio Project is located 50 kilometres NNW of the Guadalupe y Calvo Mining District in the State of Chihuahua, Mexico and approximately 162 kilometres S-SW of the city of Hidalgo de Parral, Chihuahua, and 265 kilometres SW of the city of Chihuahua. It consists of three contiguous mining concessions covering in the aggregate 11,946 hectares. These concessions were staked and are owned 100% by MMR.

Concession	Size (hectares)	Expiry Date
Santo Niño	80	21/04/2036
San Antonio	9,447	15/04/2051
Iran	2,184	09/05/2055
La Chiripa	235	03/05/2056

Road access to the San Antonio project is via paved highway from Hidalgo de Parral to the town of Guadalupe y Calvo, a distance of 255 kilometres, and then to Baborigame via a maintained unsurfaced road, a distance of 90 kilometres, and then via 33 kilometres of logging and ranch roads to a small ranch in the Arroyo San Antonio near the center of the project area. Straight line distance from Baborigame to the project area is 9 kilometres.

b. History

The San Antonio prospect lies within the Guadalupe y Calvo mining district. Earliest recorded mining activity in the region is the discovery in 1835 of the veins in the San Juan Nepocemo area west of Baborigame. Various Au-Ag vein deposits were subsequently discovered and commercial mining continued without interruption until 1940. Since then, only small scale artisanal mining has been conducted in the region. The San Antonio project lies outside of the areas of significant mine development, and little is known of the exploration history of the project. The numerous workings in the Arroyo San Antonio attest to minor production from the project area.

Neither significant nor modern exploration programs are known to have been conducted at the property. Anaconda, Barrick Gold and Hemlo Gold made reconnaissance visits to the property in the 1990's. In the 1980's the Consejo de Recursos Minerales conducted site specific visits to the Sary, Piedra Verde, and Santo Niño claims. The property was visited by the Robert Archer, the President of the Company, in May of 2003. Mr. Archer collected ten reconnaissance rock chip samples from mine workings and altered outcrops in the Arroyo San Antonio.

The property had not been subjected to exploration drilling prior to our acquisition of the claims.

c. Geology and Mineralization

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

Geologic and mineral occurrence maps indicate that within the project area at least 12 mineralized structures or veins have been explored or exploited, and numerous others of unknown extent and importance are present. Great Panther evaluated many of these in 2004 and 2005 and established that many were of limited potential to support an economic mining operation. Nonetheless, their evaluation revealed important information regarding the geological setting of the project area and allowed the Company to focus in on areas with the greatest potential.

d. Mineral Resource and Mineral Reserve Estimates

As of the date of this report, there are no known reserves on the property and the proposed program is exploratory in nature.

e. Exploration History

The 2004-2005 exploration program at San Antonio comprised geological mapping and sampling, prospecting, soil sampling and diamond drilling. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. A diamond drill program which commenced in February 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

No field work was done on the property in 2006.

In 2007, Altair Ventures, under the terms of the aforementioned option agreement, conducted an exploration program with Great Panther as operator. The focus of the exploration effort was to fully evaluate the numerous gossans and alteration zones on the project using a combination of geological mapping, rock sampling, and PIMA surveys. All three techniques, plus satellite image analysis, aided the Company in defining priority targets for more detailed sampling and appraisal as drill targets. Phase Two diamond drilling commenced on the San Antonio project in November 2007. The program comprised 1,585 metres in 8 holes and tested a district scale epithermal system that has been identified on the property.

Three drill holes within the Gossan Breccia zone, noted as a potential high sulphidation gold system from geochemistry and PIMA alteration studies, returned no significant assay results and detected no deeper epithermal feeder structures. As such, it may be a remnant, thin (<50 metres thick) rhyolitic volcanic unit with incipient alteration.

The five other drill holes demonstrated that there is excellent continuity of the high level structures and mineralization along strike and to depth, especially at San Cayetano, La Gringa, and La Gringa Norte. On

surface these three vein / structures are continuous for approximately 400 metres each and they have been followed to depths of 100 - 140 metres. Due to the extreme topography in this part of the project, however, these intercepts appear to be still too high within the mineralizing system to determine if the lead-zinc-silver-gold veins progress into a copper-gold zone at depth. Deeper drilling to test this concept may be considered.

Field work on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

ITEM 4A           Unresolved Staff Comments

None

ITEM 5             Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2008, 2007 and 2006 and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgements, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine. Effective October 1, 2008, the life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the life of the Guanajato mine was extended from 2 years to 3 years. These estimates may change in circumstances where the assets’ useful life changes based upon new information.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

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

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, officers, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

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

A.           Operating Results

Restatement

The comparative figures in the consolidated financial statements have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

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

Operating Results

For the year ended December 31, 2008, the Company’s sales were $22,445,438 million compared to $15,523,094 million in 2007 and $6,333,034 million in 2006, an increase of 45% and 145%, respectively. The Company generates its revenue from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue has grown over the last three years as production levels have steadily increased at both operations. Combined output at Topia and Guanajuato was 1,809,720 Ag eq oz in 2008, compared with 1,336,629 Ag eq oz in 2007 and 638,860 Ag eq oz in 2006. Increases in revenue from the increase in output and improved silver and gold prices were partially offset by increases in smelting and refining costs in 2008. For the year ended December 31, 2008, silver and gold prices increased by 12% and 25%, respectively, while the price of zinc and lead decreased by 19% and 42%, respectively, as compared to December 31, 2007.

Overall cost of sales for the 2008 fiscal year was $18,144,223 compared with $14,152,657 in 2007 and $6,382,639 in 2006. Cost of sales increased due to the focus on higher grade, higher cost areas, as well as higher power and fuel costs to support the increased production. Earnings from mining operations grew to $4,301,215 in 2008 from $1,370,437 in 2007 and from a loss of $49,605 in 2006. Overall, the cash cost per silver ounce decreased slightly from 2007 levels. Improvement in Guanajuato’s cost per ounce was offset by an increase in Topia’s cost per ounce. Unit costs improved significantly during the fourth quarter at the Guanajuato operations as production records were achieved and operational efficiencies were implemented at the mine sites. The favourable exchange rate effectively lowered site costs still further.

Amortization and depletion of mineral properties, plant and equipment increased by $681,361 in 2008 to $4,285,029 compared with $3,603,668 in 2007 and by $2,863,260 compared with $1,421,769 in 2006. The increase is largely due to capital purchases made in 2007 and 2008.

Accretion on asset retirement obligations was $281,677 for the year ended December 31, 2008 compared to $22,704 in 2007. This increase is due to a full year of accretion on the change in the asset retirement obligations that was recognized at the end of 2007.

Mineral property exploration costs in 2008 were $6,327,926 compared to $6,803,104 in 2007 and $3,968,083 in 2006. The decrease in 2008 over 2007 is mainly due to the cost cutting program implemented in the fourth quarter. Mine development not related to immediate production was deferred and exploration was stopped on all projects in response to declining metal prices. The Company had anticipated spending $8.6 million on mineral property expenditures in 2008 but spent $2.3 million less than planned due to work stoppage. The Company’s ability to raise the necessary equity capital required to fund the expenditures was impacted by the deteriorating world economic conditions. The Company plans to spend $1 million in mineral property expenditures in 2009 from cash flow generated by operations.

General and administrative expenses (“G&A”) were $5,965,595 for 2008 compared to $4,672,362 and $4,408,631 in 2007 and 2006, respectively. Of the $1.3 million increase in 2008, approximately $0.5 million is due to the growth of the Company since the latter part of 2007, which included adding three new senior management positions and significantly increasing the depth of the accounting and financial reporting department in Vancouver and Mexico. During the year, the Company incurred $0.3 million for financial statement and internal control audit fees related to 2007 as well as higher fees for the 2008 audit. As a result of the cost reduction program implemented in the fourth quarter, the Company incurred $0.1 million in termination costs. The remaining amount of the $1.3 million increase is attributable to $0.2 million incurred in the second quarter for the event celebrating the reopening of the Guanajuato mines, tax planning initiatives, and Value-Added Tax (“VAT”) recovery fees. In addition, during the first quarter of 2008, the Company took a provision of $0.2 million of potentially uncollectible VAT receivable.

The Company had anticipated spending $5.2 million on G&A during 2008. Unplanned expenditures of $0.8 million included additional audit fees, severance costs, VAT write-offs and recovery fees as well as the Guanajuato celebration. The Company plans to spend $5.3 million in general and administrative expenses in 2009.

The Company also incurred non-cash stock-based compensation expense of $1,608,271 in 2008 compared with $1,129,500 and $4,672,774 in 2007 and 2006, respectively. Of the $0.5 million increase in 2008, $0.4 million is due to re-pricing of incentive stock options from $2.65 and $2.00 to $1.42 during the second quarter. The balance of the increase is due to a net increase in options granted in 2008. The Company grew exponentially in 2006 which resulted in the larger than usual expense in that year.

Interest expense was $1,155,197 in 2008, compared to $1,035,577 in 2007 and $830,236 in 2006. Interest increased over the three years due to the $4.05 million convertible notes issued in the third quarter of 2007 for which the impact was reflected in the last two quarters of 2007 and fully reflected in 2008.

The Company realized a foreign exchange gain of $113,042 in 2008, compared to a loss of $1,440,802 in 2007 and a gain of $10,358 in 2006. The gain in 2008 is a result of the appreciation of the Canadian dollar against the US dollar and Mexican peso for most of the year.

For the year ended December 31, 2008, income taxes recoverable were $651,489 compared to an expense of $2,571,473 in 2007 and $110,016 in 2006. A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. Under flat tax, the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible. This resulted in the $2.5 million increase to the future income tax liability in 2007. Extending the remaining mine life of Topia and Guanajuato in 2008 increased the tax basis of fixed assets that were excluded in the 2007 calculation resulting in a future income tax recovery.

Overall, the loss for the twelve months ended December 31, 2008 was $14,285,852 compared to $19,700,861 and $15,084,437 for the twelve month periods ending December 31, 2007 and December 31, 2006, respectively, for the above-noted reasons.

B.           Liquidity and Capital Resources

The audited consolidated financial statements of the Company for the year ended December 31, 2008 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of $14,285,852 and $19,700,861, respectively, and used cash in operations of $3,254,623 and $12,483,969, respectively. As at December 31, 2008, the Company had an accumulated deficit of $58,913,891 and a working capital balance of $1,320,087. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter and reducing its staff levels.

In response to worsening economic and market conditions in the last quarter of 2008, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity.

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. Considering the decline in metal prices in the latter part of 2008 combined with the current volatile and uncertain business environment, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, including the proceeds received from the January 2009 private placement (see “Financing Activities”), will be sufficient to fund the Company’s operations without raising any additional capital during 2009. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, was $3,254,623 in 2008 compared to $12,483,969 in 2007 and $11,433,341 in 2006. The decrease in 2008 over 2007 of $9,229,346 was primarily due to positive cash flow generated by the mines during the year as well as a significant favourable change in non-cash operating working capital.

Investing Activities

For the twelve months ended December 31, 2008, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $1,837,187 compared with $3,362,263 in 2007 and $5,736,570 in 2006. The Company acquired, through capital leases, two underground loaders for the Guanajuato mine with a cost of $785,047.

The Company plans to invest $2.1 million in capital expenditures in 2009.

Financing Activities

During the second quarter of 2008, the Company entered into a capital lease agreement to purchase two underground loaders. The principal amount of the lease obligation at December 31, 2008 is US$733,540 and is repayable quarterly over two years at an interest rate of 9.3% per annum. Total minimum lease payments amount to US$807,154

Subsequent to December 31, 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010.

The financing proceeds will be used primarily for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2008		December 31, 2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable
(note (a)(iv))	$4,651,690	$6,070,000	$4,028,611	$6,070,000
Share capital	57,865,462	64,076,667	56,988,447	63,199,652
Contributed surplus	7,724,900	7,739,900	6,261,116	6,276,116
Equity component of convertible
note (note (a)(iv))	2,569,000	-	2,569,000	-
Deficit	(58,913,891)	(63,989,406)	(44,628,039)	(50,326,633)

Share capital and contributed surplus:

	2008	2007
Share capital and contributed surplus, under
Canadian GAAP	$65,590,362	$63,249,563
Adjustment for stock-based compensation for
employees (note (a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note (a)(iii))	6,211,205	6,211,205
Share capital and contributed surplus, under
US GAAP	$71,816,567	$69,475,768

Deficit:

	2008	2007
Deficit, under Canadian GAAP	$(58,913,891)	$(44,628,039)
Adjustment for stock-based compensation for
employees (note (a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note (a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note (a)(iv))	1,150,690	527,611
Deficit, under US GAAP	$(63,989,406)	$(50,326,633)

Loss and loss per share:

	2008	2007	2006
Loss for the year, under Canadian GAAP	$(14,285,852)	$(19,700,861)	$(15,084,437)
Interest accreted on convertible
loan note (note (a)(iv))	623,079	377,812	149,799
Loss for the year, under US GAAP	$(13,662,773)	$(19,323,049)	$(14,934,638)

Basic and diluted loss per share, under
US GAAP	$(0.17)	$(0.27)	$(0.25)
Weighted average number of common
shares, basic and diluted	81,321,733	72,227,455	59,720,424

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2008 and 2007, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

	(ii)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002. Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

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

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2008.

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

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt. Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2008 would be recorded as a liability at face value of $6,070,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $623,079 (2007 - $377,812, 2006 - $149,799) for the year ended December 31, 2008 would not have been recorded, reducing interest expense by an equivalent amount.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

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

(i)

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. In January 2008, the FASB deferred the implementation of this standard for all non-financial assets and non-financial liabilities, except those that are or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008. The impact of partially adopting FASB No. 157 for the year ended December 31, 2008 was not material to the Company’s financial statements.

(ii)

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

(iii)

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. This statement was effective for the Company November 15, 2008, which is 60 days after the Securities and Exchange Commission’s approval of Auditing Standard No. 6, Evaluating Consistency of Financial Statements. The adoption of this standard had no significant financial effect on the financial statements.

(c)	Recently issued United States accounting pronouncements:

(i)

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

	(ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

		•	all business acquisitions would be measured at fair value

		•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non- controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This new statement enhances disclosures regarding an entity’s derivative and hedging activities. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard.

(iv)

In May 2008, the FASB issued Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Cash Settled Upon Conversion, which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The guidance is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact on the Company’s financial statements.

(d)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been largely completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company’s information systems is not reasonably determinable at this time.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the latter part of 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

C.           Research and Development

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we spent approximately $250,000 on due diligence for various other mining properties.

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

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2008:

		Less than	1 – 3	4 – 5	After
	Total	1 year	Years	Years	5 years

Long-term debt[1]	$6,070,000	$-	$6,070,000	$-	$-
Purchase and lease obligations[2]	3,308,050	1,541,050	1,752,000	15,000	-

Total obligations	$9,378,050	$1,541,050	$7,822,000	$15,000	$-

[1]	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.

[2]	Purchase and lease obligations include commitments for laboratory and drilling services and lease payments for operating and capital leases.

G.           Safe Harbor

Not applicable.

ITEM 6             Directors, Senior Management and Employees

A.           Directors, Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexican el Rosario	Present Position Alberta Subsidiary	Present Position Metalicos de Durango	Present Position Minera de Villa Seca	Present Position Exploraciones Mineras el Rosairo
Kaare G. Foy	Executive Chairman, Director	President, Director	Director	President, Director	President, Director	President, Director
Robert A. Archer	President, CEO, Director	Secretary, Director	n/a	Secretary, Director	Secretary, Director	Secretary, Director
Malcolm A. Burne	Director	n/a	Director	n/a	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a	n/a	n/a
Martin Carsky	Director	n/a	n/a	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	n/a	n/a	n/a	n/a	n/a
Francisco Ramos Sanchez	Vice President - Business Development	Director	n/a	Director	Director	Director
Robert Brown	Vice President - Exploration	n/a	n/a	n/a	n/a	Director
Charles Brown	Chief Operating Officer	n/a	n/a	n/a	n/a	n/a
Raakel Iskanius	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer

Business Experience, Function and Area of Experience

Kaare G. Foy

As our Executive Chairman and a director, Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of our Company and our subsidiaries.

Following graduation from Monash University in Australia, Mr. Foy became an Associate of the Australian Society of Accountants and a Member of the Australian Institute of Directors. In 1995, he emigrated to reside permanently in Canada. For most of his career, he has specialized in company "turnarounds," and has more than 30 years of experience serving on the boards of publicly listed companies in Australia, Canada and the United Kingdom, including Loscam Materials Handling Limited in Australia, and Greenchip Investments PLC in the United Kingdom.

Mr. Foy is also Executive Chairman and a director of Cangold Limited, the President of Oceanic Management Limited, and a director of Golden Prospect Precious Metals Limited, an AIM-listed company.

Robert A. Archer

As our President, Chief Executive Officer and a director, Mr. Archer is responsible for the day-to-day operations of our Company and for the development of our strategic direction. He is also responsible for the management and supervision of its affairs and business in Mexico.

Mr. Archer has more than 27 years experience working for mining companies throughout North America, namely Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc. He also served as President of Consolidated Magna Ventures Ltd.

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

A self-employed business banker for many years, and formerly Executive Chairman of the Australian Bullion Company Pty. Ltd., Malcolm Burne is a director of public companies Samson Exploration NL, Jubilee Platinum PLC, Mano River Resources Inc., Great Panther Resources Limited, Cangold Limited and Golden Prospect Precious Metals Limited, a publicly listed mineral investments and gold fund company.

Mr. Burne is an independent director.

John T. Kopcheff

Mr. Kopcheff has been a director of our Company since August 2001. As a non-executive director, Mr. Kopcheff is responsible for the corporate governance of our Company, and until February 12, 2009, he was the Chairman of our Audit Committee, at which time he stepped down and he is now a member of our Audit Committee.

He is Managing Director of Victoria Petroleum NL, an oil and gas company publicly listed on the main board of the Australian Stock Exchange.

Mr. Kopcheff is an independent director.

Martin Carsky

Mr. Carsky was appointed director of our Company on February 9, 2009, at which time he was also appointed to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. On February 12, 2009, he was appointed Chairman of the Audit Committee.

He is an experienced financial executive with extensive experience in capital markets, mergers and acquisition, restructuring, and corporate governance. He is the CEO of Anthem Ventures Capital Corp. and until recently he acted as the Executive Chairman of Metrobridge Networks International Inc., a

wireless broadband service provider, and as the Executive Vice President of Anthem Capital Corp., the private investment arm of the Anthem Group of companies.

He is currently the director and the Chairman of the Audit Committee of Pacific Safey Products Inc. and Con-Space Communications Ltd. and is a director of Cangold Limited and Anthem Ventures Capital Corp. Mr. Carsky holds a Bachelor of Science degree from the University of British Columbia in Vancouver, British Columbia and holds the designation of Chartered Accountant.

Wendy Ratcliffe

Ms. Ratcliffe has been our Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our Company its subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited and Monarch Energy Limited, companies listed on the TSX Venture Exchange.

Ing. Francisco Ramos Sanchez

Ing. Francisco Ramos Sanchez was appointed as Vice President of Business Development in November 2007. He is responsible for seeking out new business opportunities for Great Panther and initiating planning and permitting issues for the advancement of the Mapimi Project in Durango. He was formerly Vice President of Operations from April 2004 through November 2007.

Prior to that, Ing. Ramos was the Vice President, Operations of our subsidiary MMR, since June 1998. With more than 30 years of experience in the mining industry, Ing. Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies in Canada, Mexico and the United States. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V.

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

Raakel Iskanius

Ms. Iskanius has been our Chief Financial Officer since May 2007. As our CFO, Ms. Iskanius is responsible for all aspects of the Company's financial management, including financial reporting, analysis of operations and regulatory compliance. Ms. Iskanius has more than 18 years of experience as a finance professional with the vast majority of her career spent in natural gas utility and multi-branch sectors. A Chartered Accountant, Ms. Iskanius has worked for companies across North America including Terasen Gas Inc., KPMG and The Loewen Group Inc.

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

B.           Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2008. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last full financial year end, the following persons were or are our directors and executive officers:

Name	Principal Position	From	To
Robert A. Archer	President and Chief Executive Officer	April 27, 2004	Present
	Director	April 27, 2004	Present
Malcolm A. Burne	Director	June 3, 1987	Present
Kaare G. Foy	Executive Chairman	April 27, 2004	Present
	Director	June 23, 1994
John T. Kopcheff	Director	August 16, 2001	Present
A. Michael Turko	Director	July 7, 2006	February 9, 2009
Francisco Ramos Sánchez	Vice President, Business Development	November 13, 2007	Present
	Vice President, Operations	April 30, 2004	November 13, 2007
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Raakel Iskanius	Chief Financial Officer	May 22, 2007	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Robert A. Archer	2008	30,000(1)	nil	nil	nil	nil	n/a	301,324(2)
Malcolm Burne	2008	30,000(1)	nil	nil	nil	nil	n/a	nil
Kaare G. Foy	2008	30,000(1)	nil	nil	nil	nil	n/a	330,637(3)
John T. Kopcheff	2008	30,000(1)	nil	nil	nil	nil	n/a	nil
A. Michael Turko	2008	30,000(1)	nil	nil	nil	nil	n/a	nil
Francisco Ramos Sánchez	2008	nil	nil	nil	nil	nil	n/a	266,230(4)
Robert F. Brown	2008	149,400	nil	nil	nil	nil	n/a	nil
Charles Brown	2008	192,000	nil	nil	nil	nil	n/a	nil
Raakel Iskanius	2008	150,000	nil	nil	nil	nil	n/a	nil

(1)	Directors' fees.

(2)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(3)	Of this amount, $294,499 was paid for consulting and other benefits and $36,138 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(4)	Consulting fees paid to Francisco Ramos Sánchez.

Compensation of Directors

During the financial year ended December 31, 2008, the remuneration paid or accrued to directors in their capacity as directors of our Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
A. Michael Turko	$30,000

We have an incentive stock option plan in which directors are eligible to participate. No stock options were granted to directors during the year ended December 31, 2008.

C.           Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 27, 2008.

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

The members of our audit committee included John T. Kopcheff, Malcolm A. Burne and A. Michael Turko up until February 9, 2009, at which time A. Michael Turko resigned as director and Martin Carsky was appointed. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The members of the nominating and corporate governance committee included A. Michael Turko, Malcolm A. Burne and John T. Kopcheff up until February 9, 2009, at which time A. Michael Turko resigned as director and Martin Carsky was appointed. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included Malcolm A. Burne, John T. Kopcheff and A. Michael Turko up until February 9, 2009, at which time A. Michael Turko resigned as a director and Martin Carsky was appointed. The compensation committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits.

D.           Employees

During the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006, we had direct employees as outlined below. Prior to 2007, the majority of the Company’s workforce was independent contractors rendering services to the different subsidiaries.

Company	2008	2007	2006
Great Panther Resources Limited.	10	15	Nil
Minera Mexicana el Rosario, S.A. de C.V.	Nil	Nil	Nil
Metalicos de Durango, S.A. de C.V.	46	46	35

Minera de Villa Seca, S.A. de C.V.	54	56	28
Exploraciones Mineras el Rosario, S.A. de C.V.	4	17	N/A
TOTAL	114	134	63

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

The following table sets out, as at March 18, 2009, the number of securities beneficially owned by our directors and officers, whom, to our knowledge, possess sole voting and investment power with respect to the securities shown:

	Number of Securities
Name of Beneficial Holder	Beneficially Owned	Percentage (1)
Robert A. Archer	2,000,100	2.07%
Charles P. Brown	697,500	0.72%
Robert F. Brown	365,000	0.38%
Malcolm A. Burne	843,033	0.87%
Martin B. Carsky (2)	150,000	0.16%
Kaare G. Foy	843,600	0.87%
Raakel Iskanius	197,500	0.20%
John T. Kopcheff	587,000	0.61%
Francisco Ramos Sanchez	1,521,000	1.57%
Wendy M. Ratcliffe	342,500	0.35%
Sergio Rios Martinez	100,000	0.10%

(1)	Based on the following securities issued and outstanding as at March 18, 2009:

	-	86,779,521 common shares;

	-	7,217,700 incentive stock options, all exercisable within 60 days of March 18, 2009, for the purchase of up to 7,217,700 common share; and

	-	2,731,550 warrants, all exercisable within 60 days of March 18, 2009, for the purchase of up to 2,731,550 common shares.

(2)	Appointed a director on February 9, 2009.

The voting rights attached to the common shares owned by our directors and officers do not differ from those voting rights attached to shares owned by people who are not directors or officers of our Company.

As at March 18, 2009, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,808,733 common shares, 3,556,000 options exercisable within 60 days and 282,500 warrants exercisable within 60 days.

The total number of options outstanding as at March 18, 2009, all exercisable within 60 days, granted to our directors and officers are set out below:

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Robert A. Archer	100,000	$0.45	July 26, 2010
	125,000	$0.90	January 5, 2011
	250,000	$0.45	February 8, 2014
Charles P. Brown	150,000	$0.45	February 8, 2014
Robert F. Brown	40,000	$0.45	May 25, 2009
	100,000	$0.90	January 5, 2011
	150,000	$0.45	February 8, 2014
Malcolm A. Burne	25,000	$0.45	February 27, 2010
	100,000	$0.45	July 26, 2010
	125,000	$0.90	January 5, 2011
	253,000	$0.45	February 8, 2014
Martin B. Carsky (2)	150,000	$0.45	February 8, 2014
Kaare G. Foy	25,000	$0.45	February 27, 2010
	205,000	$0.90	January 5, 2011
	250,000	$0.45	February 8, 2014
Raakel Iskanius	150,000	$0.45	February 8, 2014
John T. Kopcheff	25,000	$0.45	February 27, 2010
	100,000	$0.45	July 26, 2010
	125,000	$0.90	January 5, 2011
	257,000	$0.45	February 8, 2014
Francisco Ramos Sanchez	25,000	$0.45	February 27, 2010
	75,000	$0.45	July 26, 2010
	125,000	$0.90	January 5, 2011
	221,000	$0.45	February 8, 2014
Wendy M. Ratcliffe	30,000	$0.52	April 5, 2009
	25,000	$0.45	February 27, 2010
	25,000	$0.45	July 26, 2010
	25,000	$0.90	January 5, 2011
	200,000	$0.45	February 8, 2014
Sergio Rios Martinez	100,000	$0.45	February 8, 2014

The total number of warrants outstanding as at March 18, 2009, all exercisable within 60 days, issued to our directors and officers are set out below:

	Number of Warrants
Name	Outstanding	Exercise Price	Expiry Date
Robert A. Archer	25,000	$0.35	January 22, 2010
Charles P. Brown	182,500	$0.35	January 22, 2010
Robert F. Brown	25,000	$0.35	January 22, 2010
Kaare G. Foy	25,000	$0.35	January 22, 2010
Raakel Iskanius	12,500	$0.35	January 22, 2010
Wendy Ratcliffe	12,500	$0.35	January 22, 2010

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

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Plan became effective upon its adoption by the Board of Directors, in accordance with stock exchange requirements it was submitted to shareholders of the Company for ratification at the annual shareholders meeting on June 27, 2008, when it was passed and ratified. The Plan will continue until the annual general meeting of shareholders in 2012. The Plan was accepted by the Toronto Stock Exchange.

The total number of options outstanding as at March 18, 2009, granted to our directors and executive officers as a group, to our non-executive officers as a group, to our employees as a group and to our consultants as a group, are set out below:

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Directors and Executive	40,000	$0.45	May 25, 2009
Officers	100,000	$0.45	February 27, 2010
	375,000	$0.45	July 26, 2010
	805,000	$0.90	January 5, 2011
	1,831,000	$0.45	February 8, 2014

Non-executive Officers	30,000	$0.52	April 5, 2009
	25,000	$0.45	February 27, 2010
	25,000	$0.45	July 26, 2010

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date
	25,000	$0.90	January 5, 2011
	300,000	$0.45	February 8, 2014

Employees	2,971,700	$0.45	February 8, 2014

Consultants	650,000	$0.45	February 8, 2014
	160,000	$0.45	February 29, 2012

ITEM 7              Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of February 28, 2009, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 86,779,521 common shares issued and outstanding. Of those common shares, 80,479,838 common shares were registered to Canadian residents (50 shareholders); 4,876,919 common shares were registered to residents of the United States (100 shareholders); and 1,422,764 common shares were registered to residents of other foreign countries (19 shareholders). There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.           Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2008 fiscal year to the date of this annual report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual's family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2008, we entered into the following transactions with related parties:

	2008	2007	2006

Consulting fees paid or accrued to companies controlled by directors of the Company	$595,823	$539,000	$388,250

Consulting fees paid or accrued to companies controlled by officers of the Company	266,230	395,943	272,578

Cost recoveries received or accrued from a company with a common director of the Company	82,397	631,117	-

Office and administration fees paid or accrued to a company controlled by a director of the Company	36,138	39,879	101,060

As at December 31, 2008, $314,435 (2007 - $74,401; 2006 - nil) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $61,720 (2007 - $400,742, 2006 - nil).

ITEM 8             Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report, under item 17 “Financial Statements”:

-	Report of Independent Registered Public Accounting Firm dated March 11, 2009.

-	Consolidated balance sheets for the fiscal years ended December 31, 2008, and 2007.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2008, 2007, and 2006.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2008, 2007, and 2006.

-	Notes to consolidated financial statements

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our Company's financial statements since the financial year ended December 31, 2008.

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

On February 28, 2006, we were elevated to Tier 1 of the TSX Venture Exchange.

On November 3, 2006, we received conditional approval for our TSX listing.

On November 14, 2006, our common shares became listed on the TSX.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low

December 31, 2004	$0.77	$0.33

December 31, 2005	$1.17	$0.36

December 31, 2006	$2.79	$0.80

December 31, 2007	$2.53	$1.07

December 31, 2008	$1.72	$0.18

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low

March 31, 2007	$2.53	$1.77

June 30, 2007	$2.20	$1.60

September 30, 2007	$2.15	$1.07

December 31, 2007	$1.75	$1.09

Quarter Ended	High	Low

March 31, 2008	$1.72	$0.85

June 30, 2008	$1.48	$1.05

September 30, 2008	$1.24	$0.52

December 31, 2008	$0.70	$0.18

The high and low market prices for our common shares for each of the most recent six months, from September, 2008 through February, 2009 were as follows:

Month Ended	High	Low

September 30, 2008	$0.85	$0.52

October 31, 2008	$0.70	$0.18

November 30, 2008	$0.44	$0.21

December 31, 2008	$0.31	$0.22

January 31, 2009	$0.45	$0.23

February 28, 2009	$0.53	$0.31

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

C.           Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from us or any other member of the group:

On January 23, 2009 we closed a private placement offering of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprises of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 per share until January 22, 2010. The Company authorized and created 169,050 non-transferable share purchase warrants (the “Finder’s Warrants”) to purchase up to 169,050 common shares and entitling the holder to purchase one common share at a price of $0.35 until January 22, 2010.

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

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations US$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our Company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our Company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our Company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stockshares, gain from the sale or exchange of common shares of our Company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

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

I.           Subsidiary Information

As at the date of this annual report, we have five wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) New Age Investments Inc.; (iii) Metalicos de Durango, S.A. de C.V.; (iv) Minera de Villa Seca, S.A. de C.V.; and (v) Exploraciones Mineras el Rosario, S.A. de C.V.

ITEM 11           Quantitative and Qualitative Disclosures About Market Risk

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risk.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2008 are as follows:

	December 31,	December 31,
	2008	2007

MXN Peso to CDN Dollar	0.089	0.091
US Dollar to CDN Dollar	1.218	0.991

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Interest rate risk

The Company’s policy is to invest cash in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2008, the Company did not hold any guaranteed investment certificates.

For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum, respectively, and as such are not subject to fluctuations of interest rates.

Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2008, market prices were US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2008.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2008 CAD to USD exchange rate of 0.821.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2008 CAD to Mexican peso exchange rate of 11.296.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc as of December 31, 2008.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate		Currency Rate		Commodity Price
		Risk		Risk		Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Financial assets

Cash and cash equivalents
CAD	115	(1)	1	-	-	-	-
USD	114	(1)	1	13	(10)	-	-
Pesos	377	(4)	4	42	(34)	-	-

Amounts receivable
USD	337	-	-	37	(31)	(34)	34
Pesos	2,433	-	-	270	(221)	-	-

Financial liabilities

Accounts payable and accrued
liabilities
USD	1,000	-	-	(111)	91	-	-
Pesos	1,443	-	-	(160)	131	-	-

Capital lease obligation
USD	893	-	-	(99)	81	-	-

Total Increase(Decrease)		(6)	6	(8)	7	(34)	34

ITEM 12           Description of Securities Other Than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depository Shares

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. The attestation report is included with the consolidated financial statements in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

ITEM 16           Reserved

ITEM 16A        Audit Committee Financial Expert

Our board of directors had determined that the past Chairman of the Company's Audit Committee, Mr. John T. Kopcheff BSc (Hons), SPE, AAPG, qualified as an "audit committee financial expert" as that term is defined in Item 16A(b) of Form 20-F.

On February 12, 2009, Mr. Martin Carsky was appointed as the new Chairman of the Audit Committee and Mr. Kopcheff stepped down. Mr. Carsky also qualifies as an “audit committee financial expert” and he holds a Bachelor of Science degree from the University of British Columbia in Vancouver, British Columbia and holds the designation of Chartered Accountant.

More information regarding Mr. Kopcheff’s and Mr. Carsky’s experience can be found in Item 6 A. Directors, Officers and Senior Management.

Mr. Kopcheff and Mr. Carsky both qualify as "independent" as the term is used in Section 803 of the AMEX Company Guide.

ITEM 16B        Code of Ethics

Code of Ethics

Effective June 30, 2005 our Company's Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to, among other persons, our Company’s Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller.

The Code was amended and updated on September 16, 2008, to describe the process to be taken if a manager or supervisor directs another employee to disregard Company policy or internal controls and designates the Business Ethics Officer as the main contact for reports of violations of the Code.

ITEM 16C        Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2008. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2008 annual financial statements included in this annual report for the year ended December 31, 2008 were $270,000 compared to $391,555 for the year ended December 31, 2007. The aggregate fees billed by KPMG Mexico for professional services rendered for the Mexican statutory audits of our subsidiaries’ 2008 annual financial statements included in this annual report for the year ended December 31, 2008 were US$33,000 compared to US$38,000 for the year ended December 31, 2007.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $nil for each of the years ended December 31, 2008 and December 31, 2007.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $3,500 for the year ended December 31, 2008, compared to $3,300 for the year ended December 31, 2007. The aggregate fees billed for certification of the Company’s Value Added Tax receivable by KPMG Mexico was US$25,000.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $31,451 for the year ended December 31, 2008 compared to $4,600 for the year ended December 31, 2007.

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

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E        Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F        Change in Registrant’s Certifying Accountant

Not Applicable.

PART III

ITEM 17           Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 11, 2009.

-	Consolidated balance sheets for the fiscal years ended December 31, 2008 and 2007.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2008, 2007, and 2006.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2008, 2007, and 2006.

-	Notes to consolidated financial statements

ITEM 18           Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19           Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

2.	Instruments Defining Rights of Security Holders

2.1	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20- F, filed on August 10, 2004, amended March 7, 2008).

3.	Material Contracts

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

3.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

3.6	Letter of Intent dated January 4, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.7	Purchase Agreement dated June 30, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.8	Purchase Agreement dated October 25, 2005 between our Company and the Sociedad Coopertiva Minero Metalúrgics Santa Fe de Guanajuato.

3.9	Letter of Intent dated April 26, 2006 between our Company and Minera Apollo S.A. de C.V.

3.10	Letter of Intent dated December 7, 2006 between our Company and Altair Ventures Incorporated.

3.11	Option Agreement dated February 2, 2007 between our Company and Altair Ventures Incorporated (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

3.12*	Shareholder Rights Plan Agreement dated March 7, 2008 between the Company and Computershare Investor Services Inc.

4.	Subsidiaries

4.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.3	Metalicos de Durango, S.A. de C.V.

4.4	Minera de Villa Seca, S.A. de C.V.

4.5	Exploraciones Mineras el Rosario, S.A. de C.V.

5.	Code of Ethics

5.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007 and September 2008).

6.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

7.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

8.	Additional Exhibits

8.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.3	Map of Topia Property

8.4	Map of Guanajuato Property

8.5	Map of Mapimi Property

*	Filed herewith.

_________________________________________________

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

Date: March 19, 2009

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 and 2007
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

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

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

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 11, 2009	March 11, 2009

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Resources Limited

We have audited Great Panther Resources Limited’s (the “Company") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 11, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 11, 2009

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
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited (the “Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

As discussed in Note 2(a), the consolidated statements of operations for the years ended December 31, 2007 and 2006 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 11, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$606,244	$5,357,977
Marketable securities	6,435	39,795
Amounts receivable (note 5)	2,806,432	5,879,243
Income taxes recoverable	431,523	363,220
Inventories (note 6)	945,506	748,473
Prepaid expenses, deposits and advances	495,287	576,589
	5,291,427	12,965,297

Mineral properties, plant and equipment (note 7)	16,087,761	18,087,813

	$21,379,188	$31,053,110

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$3,534,842	$2,216,730
Current portion of capital lease obligation (note 18(e))	436,498	-
Current portion of long-term debt (note 9(a))	-	88,625
	3,971,340	2,305,355
Long-term liabilities:
Capital lease obligation (note 18(e))	456,788	-
Convertible loan notes (note 9(b))	4,651,690	4,028,611
Asset retirement obligations (note 10)	1,104,877	1,101,171
Future income tax liability (note 16)	1,901,614	2,421,504
	12,086,309	9,856,641

Shareholders’ equity:
Capital stock (note 11(b))	57,865,462	56,988,447
Contributed surplus (note 11(c))	7,724,900	6,261,116
Equity component of convertible note (note 9(b))	2,569,000	2,569,000
Advances on share subscriptions (note 11(f))	85,000	-
Accumulated other comprehensive income (loss) (note 12)	(37,592)	5,945
Deficit	(58,913,891)	(44,628,039)
	9,292,879	21,196,469

Nature of operations and going concern (note 1)
Commitments and contingencies (notes 9, 10, and 18)
Subsequent events (note 19)

	$21,379,188	$31,053,110

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		Restated	Restated
		Note 2(a)	Note 2(a)
Revenues:
Mineral sales	$22,445,438	$15,523,094	$6,333,034
Cost of sales (excluding amortization
and depletion)	18,144,223	14,152,657	6,382,639
	4,301,215	1,370,437	(49,605)

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	4,285,029	3,603,668	1,421,769
Accretion on asset retirement obligation	281,677	22,704	-
Mineral property exploration expenditures (note 8)	6,327,926	6,803,104	3,968,083
General and administrative	5,965,595	4,672,362	4,408,631
Stock-based compensation (note 11(d))	1,608,271	1,129,500	4,672,774
	18,468,498	16,231,338	14,471,257
	(14,167,283)	(14,860,901)	(14,520,862)

Other income (expenses):
Interest income	240,929	207,892	366,319
Interest expense	(1,155,197)	(1,035,577)	(830,236)
Foreign exchange gain (loss)	113,042	(1,440,802)	10,358
Gain on disposal of fixed assets	31,168	-	-
	(770,058)	(2,268,487)	(453,559)

Loss before provision for income taxes	(14,937,341)	(17,129,388)	(14,974,421)

Provision for income taxes (note 16)	651,489	(2,571,473)	(110,016)

Loss for the year	(14,285,852)	(19,700,861)	(15,084,437)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(43,537)	5,945	-

Comprehensive loss for the year	$(14,329,389)	$(19,694,916)	$(15,084,437)

Diluted and basic loss per share (note 2(o))	$(0.18)	$(0.27)	$(0.25)

Weighted average number of common
shares outstanding	81,321,733	72,227,455	59,720,424

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Deficit, beginning of year	$(44,628,039)	$(24,927,178)	$(9,842,741)
Loss for the year	(14,285,852)	(19,700,861)	(15,084,437)
Deficit, end of year	$(58,913,891)	$(44,628,039)	$(24,927,178)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows used in operating activities:
Loss for the year	$ (14,285,852)	$ (19,700,861)	$ (15,084,437)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	4,285,029	3,603,668	1,421,769
Foreign exchange loss (gain) on debt	5,119	(778)	(12,395)
Foreign exchange loss (gain) on capital
lease obligation	128,493	-	-
Stock-based compensation	1,608,271	1,129,500	4,672,774
Shares issued for mineral exploration
expenditures	191,568	246,000	613,000
Future income tax	(519,890)	2,421,504	(17,459)
Interest accretion on debt discount	11,154	259,355	378,363
Interest accretion on convertible note payable	623,079	377,812	149,799
Interest on capital lease obligation	24,438	-	-
Accretion on asset retirement obligations	281,677	22,704	-
Write-down of inventory	240,810	-	-
Gain on disposal of capital assets	(31,168)	-	-
Changes in non-cash operating working capital:
Amounts receivable	3,209,104	(1,758,659)	(3,119,463)
Inventories	(357,566)	(143,346)	(605,127)
Prepaid expenses and deposits	371,085	245,025	(637,702)
Accounts payable and accrued liabilities	1,028,329	1,304,802	680,062
Income taxes	(68,303)	(490,695)	127,475
Net cash used in operating activities	(3,254,623)	(12,483,969)	(11,433,341)

Cash flows used in investing activities:
Marketable securities	(10,177)	(33,850)	-
Mineral properties and capital expenditures	(1,927,624)	(3,328,413)	(5,736,570)
Proceeds from disposal of capital assets	100,614	-	-
Net cash used in investing activities	(1,837,187)	(3,362,263)	(5,736,570)

Cash flows from financing activities:
Repayment of long-term debt	(104,898)	(1,456,893)	(4,897,504)
Repayment of capital lease obligation	(180,985)	-	-
Proceeds from advances on share subscriptions	85,000	-	-
Proceeds from exercise of warrants	142,710	8,725,054	9,224,170
Proceeds from exercise of options	398,250	678,000	869,257
Proceeds from issuance of convertible notes	-	4,050,000	2,020,000
Issuance of shares for cash, net of issue costs	-	-	13,866,639
Net cash from financing activities	340,077	11,996,161	21,082,562

Increase (decrease) in cash and cash equivalents	(4,751,733)	(3,850,071)	3,912,651

Cash and cash equivalents, beginning of year	5,357,977	9,208,048	5,295,397

Cash and cash equivalents, end of year	$ 606,244	$ 5,357,977	$ 9,208,048

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Supplementary cash flow information:
Income taxes received	$63,296	$-	$-
Income taxes paid	-	640,664	-
Interest expense paid	496,526	330,517	121,200
Interest income received	250,317	198,504	302,074

Non-cash financing and investing transactions:
Mineral property adjustment from changes in
asset retirement obligation	(277,971)	986,182	92,285
Assumption of capital lease obligation
on purchase of equipment	785,047	-	-
Value added tax on capital lease obligation	136,293	-	-
Warrants and options issued for financing fee	-	-	251,500
Assumption of debt on purchase of mining	-	-	231,260
concession
Shares issued and funds received in prior years	-	-	49,910
Issuance of shares pursuant to mineral property	191,568	246,000	613,000
option agreements

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

1.	Nature of operations and going concern:

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

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to these conditions, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable smelter terms with a new customer, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity (note 19(a)).

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company’s assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2.	Significant accounting policies:

(a) Restatement:

The Company’s consolidated financial statements for the years ended December 31, 2007 and 2006 have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and a decrease in revenues for the year ended December 31, 2007 by $1,963,976 (2006 - $736,408). This restatement has no impact on the reported loss and loss per share for each of the years.

	2007		2006
	As originally		As originally
	reported	As restated	reported	As restated

Mineral sales	$17,487,070	$15,523,094	$7,069,442	$6,333,034
Cost of sales (excluding amortization
and depletion)	$16,116,633	$14,152,657	$7,119,047	$6,382,639

(b)	Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario, S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 20.

(c)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes and the fair values assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

(f)	Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

(g)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2008, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

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

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

(j)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

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

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(l)	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes. These financial instruments are classified as either held-for-trading, available- for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities. Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available- for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and income taxes recoverable, and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, long-term debt and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period. The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

For available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(m)	Foreign currency translation:

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

(n)	Income taxes:

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

(o)	Loss per share:

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

(p)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

3.	Adoption of new accounting standards:

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

	(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 13.

	(b)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 14 and 15.

	(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The adoption of this new standard had no significant impact on the consolidated financial statements.

4.	Recent accounting pronouncements:

	(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

	(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010. The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

5.	Amounts receivable:

	2008	2007

Trade accounts receivable	$1,693,512	$2,515,477
Value added tax recoverable	1,292,264	3,037,482
Other	123,782	436,284
	3,109,558	5,989,243
Allowance for doubtful amounts	(303,126)	(110,000)

	$2,806,432	$5,879,243

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2008	2007

Finished product	$506,383	$311,357
Ore stockpile	7,026	29,319
Materials and supplies	672,907	407,797
	1,186,316	748,473

Write-down of finished product to net realizable value	(240,810)	-

	$945,506	$748,473

The amount of inventory recognized as an expense for the years ended December 31, 2008, 2007 and 2006 is represented by the amount of cost of sales.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	December 31,	December 31,
	2008	2007

Topia Mine :
Mineral properties	$2,731,978	$2,167,106
Plant and equipment	5,847,432	5,660,608
Buildings and mobile equipment	395,716	393,346
Asset retirement obligations (note 10)	231,439	546,254
	9,206,565	8,767,314
Accumulated depreciation and depletion	(3,838,616)	(2,177,831)
	5,367,949	6,589,483

Guanajuato Mines:
Mineral properties	4,130,020	3,978,063
Plant and equipment	6,504,682	4,828,025
Buildings and mobile equipment	1,711,403	1,752,370
Land	2,844,889	2,844,889
Asset retirement obligations (note 10)	569,057	532,213
	15,760,051	13,935,560
Accumulated depreciation and depletion	(5,333,231)	(2,753,990)
	10,426,820	11,181,570

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $208,299 (2007 -
$123,957)	224,450	248,218

	$16,087,761	$18,087,813

(a)	Topia Mine:

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
Years ended December 31, 2008, 2007 and 2006

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

The carrying values of the mineral properties, plant and equipment related to the Topia mine and the Guanajuato mine were $5,367,949 and $10,426,820, respectively, at December 31, 2008. The Company has determined that no impairment write-down was required at December 31, 2008 for the Topia and Guanajuato mining properties. This conclusion is based on estimates of undiscounted future cash flows for these mines which include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. Future changes in the assumptions used for impairment testing may result in material changes in asset carrying values.

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV Guanajuato		Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2008

Option
payments:	Cash	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 375,280	$ 375,280

	Shares	-	-	-	-	-	-	-	191,568	191,568

Analysis		-	-	-	44,624	-	210,420	-	117,761	372,805

Drilling		-	-	-	302,427	-	890,951	-	643,106	1,836,484

Field costs		1,176	-	-	35,697	-	15,060	-	54,774	106,707

Geology		5,180	-	-	267,517	-	694,985	-	557,585	1,525,267

Project
administration		32,558	-	-	16,083	-	222,159	-	182,021	452,821

Mine
exploration
costs		-	-	-	1,549,391	-	-	-	-	1,549,391

		38,914	-	-	2,215,739	-	2,033,575	-	2,122,095	6,410,323
Cost
Recoveries		(82,397)	-	-	-	-	-	-	-	(82,397)

		(43,483)	-	-	2,215,739	-	2,033,575	-	2,122,095	6,327,926
Cumulative
expenses,
beginning of
year		210,074	489,654	425,465	5,817,298	168,144	4,257,919	369,788	3,083,486	14,821,828

Cumulative
expenses,
end of year		$ 166,591	$ 489,654	$ 425,465	$8,033,037	$ 168,144	$6,291,494	$ 369,788	$5,205,581	$21,149,754

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2007

Option
payments:	Cash	$ 49,119	$102,721	$ -	$ -	$ -	$ -	$ -	$ 216,623	$ 368,463
	Shares	-	-	-	-	-	-	-	246,000	246,000
Analysis		19,588	-	-	51,098	-	293,759	-	160,448	524,893
Drilling		161,212	-	-	766,273	-	816,417	-	928,912	2,672,814
Field costs		315,688	-	-	111,448	-	3,007	-	171,758	601,901
Geology		31,582	-	-	323,649	-	750,145	-	459,351	1,564,727
Project
administration		30,132	-	-	16,490	-	52,024	-	133,577	232,223
Mine
exploration
costs		-	-	-	1,223,200	-	-	-	-	1,223,200

		607,321	102,721	-	2,492,158	-	1,915,352	-	2,316,669	7,434,221
Cost
Recoveries		(631,117)	-	-	-	-		-	-	(631,117)
		(23,796)	102,721	-	2,492,158	-	1,915,352	-	2,316,669	6,803,104
Cumulative
expenses,
beginning of
year		233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817	8,018,724

Cumulative
expenses,
end of year		$210,074	$489,654	$425,465	$5,817,298	$168,144	$4,257,919	$369,788	$3,083,486	$14,821,828

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006

Option
payments:	Cash	$ -	$ 11,495	$ -	$ -	$ -	$ -	$ 111,337	$ 93,639	$ 216,471
	Shares	-	-	-	-	-	-	81,000	532,000	613,000
Analysis		1,288	-	-	64,493	-	286,744	-	-	352,525
Drilling		-	-	-	206,977	-	620,092	-	24,951	852,020
Field costs		768	-	-	228,253	-	43,061	-	-	272,082
Geology		16,782	11,307	-	352,364	44,188	848,183	-	107,207	1,380,031
Project
administration		16,006	-	-	127,244	-	129,684	-	9,020	281,954

		34,844	22,802	-	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative
expenses,
beginning of
year		199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	-	4,050,641

Cumulative
expenses,
end of year		$ 233,870	$ 386,933	$ 425,465	$ 3,325,140	$ 168,144	$ 2,342,567	$ 369,788	$ 766,817	$ 8,018,724

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2008, US$60,000 and 150,000 shares of Altair have been received in accordance with the agreement.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2008.

(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which granted the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

(c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, US$50,000 was paid and 150,000 shares issued. No payments were made in 2007.

(d)	Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

	(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;

	(ii)	US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

	(iii)	US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

	(iv)	US$500,000 (paid) and issuance of 100,000 common shares (issued) by the second anniversary of the date of signing the option agreement;

	(v)	US$700,000 by the third anniversary of the date of signing the option agreement; and

	(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

9.	Long-term debt:

(a) Long-term debt:

	December 31,	December 31,
	2008	2007

Arcoiris concession acquisition, carrying value of US$100,000
(note 7(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged
payments over three years	$-	$99,130

		99,130
Less: unamortized discount	-	(10,505)
	-	88,625
Current portion	-	(88,625)

	$-	$-

Interest accreted on long-term debt totaled $11,154 in 2008 (2007 – $259,355).

(b) Convertible loan notes:

	December 31,	December 31,
	2008	2007

$2,020,000 note due March 9, 2010, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest
rate of 26.8%.	$1,680,550	$1,398,507

$4,050,000 million notes due July 14, 2011, interest rate of 8%
per annum payable quarterly. Discounted at an effective
interest rate of 25.1%.	2,971,140	2,630,104

	$4,651,690	$4,028,611

(i)

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of an 8% per annum unsecured convertible note maturing March 9, 2010, convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk- free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the note payable during 2008 was $282,043 (2007 - $234,708).

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2008 was $341,036 (2007 - $143,104).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
Balance, beginning of year	$1,101,171	$92,285
Changes in cash flow estimates	(277,971)	986,182
Accretion expense	281,677	22,704
Balance, end of year	$1,104,877	$1,101,171

The provision for asset retirement obligations is based on the following assumptions:

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,893,000 (2007 - US$2,289,000).
  The expected timing of payments is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 7 years for Topia in the absence of a reliable estimate of reserves.
  A credit-adjusted risk-free rate of 25.1% (2007 – 25.1%) has been used to discount cash flows.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

11.	Capital stock:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued:

	Number of	Stated
common shares		value

Balance carried forward, December 31, 2005	47,349,431	$21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (i)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	56,988,447

Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options	-	157,896
Repricing of broker warrants	-	(13,409)

Balance, December 31, 2008	81,654,521	$57,865,462

No preferred shares have been issued.

(i)

On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The warrants expired

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

on June 1, 2008. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus. The broker warrants expired on June 1, 2008.

During the year ended December 31, 2008, nil (2007 – nil; 2006 – 1,012,500) shares were released pursuant to time-based provisions of the escrow agreement.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2005	$1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774

Balance, December 31, 2006	6,077,864

Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance, December 31, 2007	6,261,116

Reclassification to common shares on exercise of options	(157,896)
Stock-based compensation	1,165,121
Repricing of broker warrants	13,409
Repricing of stock options	443,150

Balance, December 31, 2008	$7,724,900

(d)	Stock options and warrants:

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

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2008, nil (2007 – 35,000; 2006 – nil) common shares were issued upon cashless exercises.

The continuity of common stock options for 2008 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2007	Granted	expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	(400,000)	-	-
1.42	December 06, 2011	2,105,000	-	(420,000)	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	100,000
1.42	June 05, 2012	375,000	-	(125,000)	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	525,000
1.42	April 30, 2010	-	350,000	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	125,000

		6,276,700	1,960,000	(1,250,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.97	$0.86	$1.16

As at December 31, 2008, all share options are fully vested. The weighted average remaining contractual life of the options is 2.7 years.

On April 9, 2008, the Board of Directors approved amending the exercise price of 2,070,000 outstanding incentive stock options previously exercisable at $2.65 to $1.42 and 925,000 outstanding incentive stock options previously exercisable at $2.00 to $1.42. The reduction in the exercise price became effective on April 23, 2008. An expense of $443,150 related to the re-pricing of the options has been included in stock-based compensation expense.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
price	Expiry date	2006	Granted	expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(190,000)	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$ 1.50	$ 2.09	$ 2.40	$ 0.90	$ 0.67	$ 1.71

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2008, the Company recorded compensation expense for the fair value of stock options of $1,608,271 (2007 - $1,129,500, 2006 - $4,672,774) for stock options that were granted or repriced during the year. The weighted average fair value of options granted

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

or repriced during 2008 was $0.32 (2007 - $0.91, 2006 - $0.93) . The fair value per option was determined using the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.0%	4.4%	3.8%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.1 years	5.0 years	4.2 years
Volatility	66.6%	64.0%	65.2%

(e)	Warrants:

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

On April 9, 2008, the Board of Directors amended the terms of the 3,621,999 outstanding “K” warrants and the 479,375 outstanding broker warrants by reducing the exercise price from $2.65 and $2.00, respectively, to $1.42. There was no change to the expiry date.

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of warrants for 2006 is as follows:

			Balance				Balance
Exercise			December 31,				December 31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-

			21,882,982	4,811,253	(12,898,357)	-	13,795,878

(f)	Advances on share subscriptions

As at December 31, 2008, the Company received a total of $85,000 (2007 – nil; 2006 – nil) in advances on share subscriptions to be applied to future private placements (note 19(a)). The cash was restricted as of December 31, 2008.

(g)	Revision to Shareholder Rights Plan

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

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

12.	Accumulated other comprehensive income:

	December 31,	December 31,
	2008	2007
Balance, beginning of period	$5,945	$-
Unrealized gain (loss) on marketable securities	(43,537)	5,945
Balance, end of period	$(37,592)	$5,945

13.	Capital management:

The Company’s objectives when managing capital are to:

ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,

maintain adequate levels of funding to support the acquisition, exploration, development, and production of mineral properties,

maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are producing properties, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates are largely used to finance the operations of the producing properties. Additionally, the Company carries out exploration activities on the Mapimi property which does not generate any operating income or cash flow. The Company is largely dependent on external financing to fund exploration activities. To undertake planned exploration, the Company will raise additional funds as needed. Funds are primarily secured through convertible debt and equity capital raised by way of private placements.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. In order to maintain or adjust the capital structure, the Company may issue new debt or capital through private placements. For the year ended December 31, 2008, there were some changes in quantitative and qualitative data about the Company’s objectives, policies and processes for managing capital as compared to the prior period. In response to the global economic downturn in the latter part of 2008, the Company increased its focus on internally generated cash flow to reduce its reliance on equity and debt financing.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, total managed capital was $14,231,611, comprised of:

	December 31,	December 31,
	2008	2007
Total debt (1)	$5,544,976	$4,117,236
Less: Cash	606,244	5,357,977
Net debt (cash)	4,938,732	(1,240,741)
Shareholders’ equity	9,292,879	21,196,469
Adjusted capital	$14,231,611	$19,955,728
Debt to adjusted capital ratio	0.35	(0.06)

(1) Includes current and long term portion of capital lease obligation and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under its lease financing contract. The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2008, the Company met all externally imposed capital and debt repayment requirements.

14.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair value of marketable securities is based on current bid prices at December 31, 2008. The fair value of the capital lease obligation to a third party approximates the amortized cost as the interest rate reflects the estimated market rate at  December 31, 2008. The fair value of the convertible notes at December 31, 2008 is $6,014,000 as determined using the Black-Scholes valuation model. The weighted average assumptions used in the valuation model were a risk-free interest rate of 1.1%, volatility of 85.6%, dividends paid of 0.0%, and an expected life of the options of 1.9 years. The carrying value of the convertible notes at December 31, 2008 was $4,651,690.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a  material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

For the year ended December 31, 2008, a mark-to-market loss of $43,537 for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the current interim period.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

15.	Financial risk exposure and risk management:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. Prior to 2008, the Company sold its concentrate to one customer. To mitigate the risk, the Company entered into a sales contract with a second customer. The Company continues to consider selling its concentrate to other potential economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectibility of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $303,126 has been provided for potentially uncollectible VAT as at December 31, 2008. With respect to trade receivables, our customers are large, publicly traded companies and have conducted business in Mexico for a number of years. At December 31, 2008, the trade accounts receivable balance totaled $1,693,512 of which 98% of the balance is due within 60 days. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

	(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

For the year ended December 31, 2008, receipt of trade and VAT receivables and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturities of the Company’s convertible loan notes and capital lease obligation are disclosed in Notes 9 and 18(e). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risk.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2008 are as follows:

	December 31,	December 31,
	2008	2007

MXN Peso to CDN Dollar	0.089	0.091
US Dollar to CDN Dollar	1.218	0.991

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

comparison to prevailing market rates. As at December 31, 2008, the Company did not hold any guaranteed investment certificates.

For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum, respectively, and as such are not subject to fluctuations of interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2008, market prices were US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2008.
  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2008 CAD to USD exchange rate of 0.821.
  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2008 CAD to Mexican peso exchange rate of 11.296.
  A parallel shift of +10%/-10% from the prevailing commodity prices of US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc as of December 31, 2008.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

		Interest Rate		Currency Rate		Commodity Price
		Risk		Risk		Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets

Cash and cash equivalents
CAD	115	(1)	1	-	-	-	-
USD	114	(1)	1	13	(10)	-	-
Pesos	377	(4)	4	42	(34)	-	-
Amounts receivable
USD	337	-	-	37	(31)	(34)	34
Pesos	2,433	-	-	270	(221)	-	-

Financial liabilities
Accounts payable and
accrued liabilities
USD	1,000	-	-	(111)	91	-	-
Pesos	1,443	-	-	(160)	131	-	-
Capital lease obligation
USD	893	-	-	(99)	81	-	-
Total Increase(Decrease)		(6)	6	(8)	7	(34)	34

16.	Income taxes:

Provision for income taxes:

	2008	2007	2006

Current income taxes	$(131,599)	$149,969	$127,475
Future income taxes	(519,890)	2,421,504	(17,459)

	$(651,489)	$2,571,473	$110,016

Income tax expense (recovery) differs from the amount which would result from applying the statutory
Canadian tax rates for the following reasons:

	2008	2007	2006

Net income (loss) before tax	$(14,937,341)	$(17,129,388)	$(14,974,421)
Canadian income tax rate	31.00%	34.12%	34.12%
Income tax recovery expected	(4,630,576)	(5,844,547)	(5,109,272)
Permanent differences	786,549	(81,800)	1,766,992
Difference in tax rates	1,575,899	561,686	809,932
Benefit of tax attributes not recognized and
other items	1,616,639	7,936,134	2,642,364

	$(651,489)	$2,571,473	$110,016

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Future income tax assets:
Mineral property, plant and equipment and related debt	$880,991	$1,022,274
Office equipment financing and other	313,855	430,454
Capital losses	252,794	261,141
Non-capital losses	4,068,367	3,717,141
Total future income tax assets	5,516,007	5,431,010

Valuation allowance	(5,516,007)	(5,431,010)
Future income tax assets, net of allowance	-	-

Future income tax liabilities:
Mineral properties	(1,901,614)	(2,421,504)

Future income tax liability	$(1,901,614)	$(2,421,504)

At December 31, 2008, the Company had operating losses of $17,300,903 (2007 - $13,170,509; 2006 - $20,988,000) and capital losses of $1,934,816 (2007 - $1,934,816; 2006 - $1,934,816). The operating losses at December 31, 2008 includes $15,269,132 (2007 - $12,365,275; 2006 - $7,285,000) in Canada and $2,031,745 (2007 - $805,233; 2006 - $13,703,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2028.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2008, three of the Company’s subsidiaries were subject to Income Tax and one subsidiary was subject to Flat Tax.

17.	Related party transactions:

The Company entered into the following transactions with related parties:

	2008	2007	2006

Consulting fees paid or accrued to companies
controlled by directors of the Company	$595,823	$539,000	$388,250

Consulting fees paid or accrued to companies
controlled by officers of the Company	266,230	395,943	272,578

Cost recoveries received or accrued from a
company with a common director of the Company	82,397	631,117	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	36,138	39,879	101,060

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, $314,435 (2007 – $74,401; 2006 – nil) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $61,720 (2007 – $400,742, 2006 - nil) and were included in amounts receivable.

18.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $322,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2008 is approximately $510,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

	(b)	The Company is committed to making severance payments amounting to approximately $1,552,000 to certain officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $943,000 in 2009, $622,000 in 2010, and $619,000 in 2011.

	(d)	The Company is committed to operating lease payments of $96,000 in 2009, $15,000 in 2010, $15,000 in 2011 and $15,000 in 2012.

	(e)	The Company has acquired equipment through a capital lease that bears interest at a rate of 9.6% and requires payments to the lease expiry date as follows:

December 31,
2008
Years ending December 31:
2009	502,050
2010	480,899
Total minimum lease payments	982,949
Less amount representing interest	89,663
Balance of the obligation	893,286

Current portion	436,498

$456,788

Included in mineral properties, plant and equipment at December 31, 2008, are leased assets with a cost of $785,047 and accumulated depreciation of $87,375. Interest on the capital lease of $24,438 is included in interest expense. Subsequent to year end, the lease agreement was amended for new payment terms note 19(d).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

19.	Subsequent events:

(a)

On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company at a price of $0.20 per unit for gross proceeds of $1,025,000. Each unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. Six officers participated by acquiring an aggregate of 565,000 units.

(b)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(c)

Subsequent to December 31, 2008, 490,000 incentive stock options exercisable at $0.45 expired. The Company also entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares. The options are exercisable at a price of $0.45 and vest as to 25% on the date of grant and 25% as to every three months thereafter. The options expire three years from the date of grant.

(d)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $491,000 in 2009 and $165,000 in 2010 as a result of the program.

(e) On March 4, 2009, the Company’s capital lease agreement was amended to require minimum lease payments of $445,000 in 2009, $490,000 in 2010, and $77,000 in 2011 at an interest rate of 10.5% per annum.

20.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2008		December 31, 2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable
(note 20(a)(iv))	4,651,690	6,070,000	4,028,611	6,070,000
Share capital	57,865,462	64,076,667	56,988,447	63,199,652
Contributed surplus	7,724,900	7,739,900	6,261,116	6,276,116
Equity component of convertible
note (note 20(a)(iv))	2,569,000	-	2,569,000	-
Deficit	(58,913,891)	(63,989,406)	(44,628,039)	(50,326,633)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

Share capital and contributed surplus:

		2008	2007

Share capital and contributed surplus, under
Canadian GAAP		$65,590,362	$63,249,563
Adjustment for stock-based compensation for
employees (note 20(a)(ii))		15,000	15,000
Reversal of recapitalization of deficit (note 20(a)(iii))		6,211,205	6,211,205
Share capital and contributed surplus, under
US GAAP		$71,816,567	$69,475,768

Deficit:

		2008	2007

Deficit, under Canadian GAAP		$(58,913,891)	$(44,628,039)
Adjustment for stock-based compensation for
employees (note 20(a)(ii))		(15,000)	(15,000)
Reversal of recapitalization of deficit (note 20(a)(iii))		(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 20(a)(iv))		1,150,690	527,611
Deficit, under US GAAP		$(63,989,406)	$(50,326,633)

Loss and loss per share:

	2008	2007	2006

Loss for the year, under Canadian GAAP	$(14,285,852)	$(19,700,861)	$(15,084,437)
Interest accreted on convertible
loan note (note 20(a)(iv))	623,079	377,812	149,799
Loss for the year, under US GAAP	$(13,662,773)	$(19,323,049)	$(14,934,638)

Basic and diluted loss per share, under
US GAAP	$(0.17)	$(0.27)	$(0.25)
Weighted average number of common
shares, basic and diluted	81,321,733	72,227,455	59,720,424

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2008 and 2007, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

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
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

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

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2008.

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

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2008 would be recorded as a liability at face value of $6,070,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $623,079 (2007 - $377,812, 2006 - $149,799) for the year ended December 31, 2008 would not have been recorded, reducing interest expense by an equivalent amount.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

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

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(b)	Recently adopted United States accounting pronouncements:

(i)

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. In January 2008, the FASB deferred the implementation of this standard for all non-financial assets and non-financial liabilities, except those that are or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008. The impact of partially adopting FASB No.157 for the year ended December 31, 2008 was not material to the Company’s financial statements.

(ii)

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

(iii)

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. This statement was effective for the Company as of November 15, 2008, which is 60 days after the Securities and Exchange Commission’s approval of Auditing Standard No. 6, Evaluating Consistency of Financial Statements. The adoption of this standard had no significant effect on the financial statements.

(c)	Recently issued United States accounting pronouncements:

(i)

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

	(ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

all business acquisitions would be measured at fair value

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

  most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
  non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)
  goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)	In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This new statement enhances disclosures regarding an entity’s derivative and hedging activities. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard.

(iv)	In May 2008, the FASB issued Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Cash Settled Upon Conversion, which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The guidance is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on the Company’s financial statements.