Form 20-F
period 2009-12-31
Great Panther Silver LTD
filed 2010-03-24
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-50897

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
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

There were 111,239,631 common shares, without par value, issued and outstanding as of December 31, 2009.

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

NOTE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 21 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

Certain terms contained in this Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

Probable Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

As used in this annual report, the terms "we", "us", "our", and "Great Panther" mean Great Panther Silver Limited (formerly Great Panther Resources Limited), and our subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and/or New Age Investments Inc., unless otherwise indicated.

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

Selected Financial Data
(Stated in Canadian Dollars unless otherwise noted - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Canadian GAAP	2009	2008 (revised) [1]	2007	2006	2005
Sales or Operating Revenue	31,731,715	22,445,438	15,523,094	6,333,034	-
Loss for the year	(866,851)	(13,760,826)	(19,700,861)	(15,084,437)	(5,231,685)
Loss per Common Share – basic and diluted	(0.01)	(0.17)	(0.27)	(0.25)	(0.22)
Total Assets	37,174,266	22,310,681	31,053,110	32,132,259	19,218,970
Capital Stock	75,910,220	57,865,462	56,988,447	46,393,145	21,536,440
Number of Common Shares (adjusted to reflect consolidation of common shares)	111,239,631	81,654,521	80,744,352	69,797,348	47,349,431
Long-Term Debt [2]	4,460,210	5,544,976	4,117,236	2,450,740	5,587,217
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

[1]	Loss for the year was revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year.

[2]	Excludes asset retirement obligations and future income tax liability.

Selected Financial Data
(Stated in Canadian Dollars Unless Otherwise Noted - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

United States GAAP	2009	2008 (revised)[1]	2007	2006	2005
Sales or Operating Revenue	31,731,715	22,445,438	15,523,094	6,333,034	-
Income (loss) for the year	(2,270,896)	(13,285,882)	(19,323,049)	(14,934,638)	(5,231,685)
Income (loss) per Common Share – basic and diluted	(0.03)	(0.16)	(0.27)	(0.25)	(0.22)
Total Assets	37,174,266	22,310,681	31,053,110	32,132,259	19,218,970
Capital Stock	79,625,551	64,076,667	63,199,652	52,604,350	27,747,645
Number of Common Shares (adjusted to reflect consolidation of common shares)	111,239,631	81,654,521	80,744,352	69,797,348	47,349,431
Long-Term Debt[2]	5,153,813	6,963,286	6,158,625	3,306,941	5,587,217
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

[1]	Loss for the year was revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year.

[2]	Excludes asset retirement obligations and future income tax liability.

Disclosure of Exchange Rate History

On March 12, 2010, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.0187.

For the past five fiscal years ended December 31, 2009 the following average exchange rates were in effect, and for each of the previous six months, the following high and low exchange rates were in effect, for Canadian dollars exchanged for United States dollars and expressed in terms of Canadian dollars:

Year/Month End	Average	Low/High
December 31, 2005	$1.2115	not applicable
December 31, 2006	$1.1340	not applicable
December 31, 2007	$1.0734	not applicable
December 31, 2008	$1.0660	not applicable
December 31, 2009	$1.0537	not applicable

Year/Month End	Average	Low/High
September 30, 2009	not applicable	$1.0615/$1.1060
October 31, 2009	not applicable	$1.0289/$1.0843
November 30, 2009	not applicable	$1.0458/$1.0742
December 31, 2009	not applicable	$1.0400/$1.0713
January 31, 2010	not applicable	$1.0260/$1.0669
February 28, 2010	not applicable	$1.0419/$1.0735

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

Mining and exploration activities are subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on our Company. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied.

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

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

Risks Associated with our Business

Fluctuation in foreign currency exchange rates may affect our results.

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexican Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

Variations in the market prices of metals may affect our ability to raise funding to continue exploration, development and mining of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

Factors beyond our control may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over the last three years, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may affect our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities.

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of mining and exploring mineral properties in Mexico, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert A. Archer, our President, CEO and a director, Kaare G. Foy, Executive Chairman and a director, Charles Brown, our Chief Operating Officer and Raakel Iskanius, our Chief Financial Officer. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

Risks Relating to an Investment in our Securities

The trading price of our common shares on the Toronto Stock Exchange (TSX) has been and may continue to be subject to wide fluctuations.

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

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors for any other loss, damage or expense incurred by our Company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors and officers. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue incentive stock options to our employees, directors, officers and consultants.

We have granted, and in the future may grant, to directors, officers, insiders, and employees, options to purchase our common shares as non-cash incentives to those persons. Such options have been and may in future, be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Depending on the outcome of our exploration programs and mining operations, we may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2009, there are also outstanding common share purchase warrants and options exercisable into 18,934,281 common shares which, if exercised, would represent approximately 14.5% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2009 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

ITEM 4              Information on the Company

A.            History and Development of Great Panther

We were originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. Since that time, we have had the following name changes:

-	in 1980, to Lodestar Energy Inc.

-	in 1985, to Controlled Environmental Farming International Ltd.

-	in 1987, to International Controlled Investments Inc.

-	in 1991, to New Age Ventures Inc.

-	in January 1998, to Great Panther Inc.

-	in October 2003, to Great Panther Resources Limited.

-	on January 1, 2010, to Great Panther Silver Limited.

On March 22, 1996 we continued under the Business Corporation Act (Yukon). On July 9, 2004, we continued to British Columbia under the Business Corporation Act (British Columbia).

We have offices located at Suites 350 and 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Our telephone number is 604-608-1766, and our facsimile number is 604-608-1744.

Our Company is currently a reporting issuer under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland Labrador, Nova Scotia and Prince Edward Island.

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

On January 23, 2009, we closed a private placement offering of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 per share until January 22, 2010. The Company also issued to the finders, 169,050 non-transferable share purchase warrants (the “Finder’s Warrants”) to purchase up to 169,050 common shares, which were exercisable at a price of $0.35 until January 22, 2010.

On November 17, 2009, we closed an equity offering made in Canada by short form prospectus of 17,617,500 units of the Company (“Units”) at a price of $0.70 per Unit to raise gross proceeds of $12,332,250. Each Unit comprised of one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to purchase one common share of the Company at a price of $0.90 per share until November 17, 2011. The common shares issued under the terms of the short form prospectus were free trading from the closing date. The Company also issued to the agents, 963,150 non-transferable share purchase warrants (the “Agents’ Warrants”) to purchase up to 963,150 common shares, which are exercisable at a price of $0.90 until November 17, 2011.

On January 1, 2010 we changed the Company's name from Great Panther Resources Limited to Great Panther Silver Limited. There was no change to the Company's capital structure or its symbol and the common shares continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

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

In addition to the payments to the optionor, we agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing was secured by the Topia Mine assets. The balance of the debt was repayable out of production from concentrate sales as a 10% net smelter return (“NSR”). After the debt was repaid, there was no further NSR. As of December 31, 2007, the remaining debt balance was fully paid and there were no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

As at December 31, 2009, there are no NSR royalties, or other royalties payable, and there are no work commitments.

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement required cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totalling US$280,000 (paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

On December 16, 2009, the Company acquired a 100% interest in the "La Prieta" concession for US$330,000. US$300,000 was paid in 2009 and US$30,000 is to be paid by March 31, 2010. The 94-hectare claim hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company, and within the Company's overall land package. As such, it is within easy hauling distance to the Company’s plant in Topia.

Guanajuato Mine

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

As at December 31, 2009, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

Mapimi Project

On September 11, 2006, the Company signed an option agreement to purchase 100% of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase option the Company was to make staged payments totalling US$3,000,000 and issue 500,000 common shares over a four-year period. The vendors retain a 3% NSR of which, each 0.5%, up to a maximum of 2%, can be purchased by the Company for US$500,000.

On September 16, 2009, the Company announced the termination of its option on the Mapimi project as management determined that it was uneconomical to continue with the project and it was better use of the Company’s funds to focus its efforts on expanding the production and resources at its existing mines.

As at the date of termination, US$800,000 had been paid and 500,000 common shares had been issued.

San Antonio Project

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

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”). Terms of the agreement allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chirpa”, and “Santo Nino”, by making staggered cash payments of US$200,000, issuing a total of 200,000 Altair common shares to Great Panther and incurring a minimum of US$1,000,000 of exploration expenditures over a three-year period. As at December 31, 2009, US$60,000 and 200,000 shares of Altair have been received in accordance with the agreement.

On February 1, 2010, Altair forfeited its option. The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

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

B.            Business Overview

We are a primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. Our current activities are focused on the mining of precious and base metals from our two wholly owned mines in Mexico. In addition, we are also involved in the acquisition, exploration and development of other properties in Mexico.

We have two primary mining properties: (1) Topia Mine and (2) Guanajuato Mine. We had two primary exploration properties (one at the date of this report): (1) Mapimi (option agreement terminated in September 2009) and (2) San Antonio.

Primary Mining Properties

(1)            Topia Mine

The property is located in northwest Durango State and consists of four groups of mining concessions covering a total area of 6,399 hectares. All are 100% owned by our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

The property covers most of the Topia Mining District where mineralization consists of epithermal silver-gold-lead-zinc veins hosted in andesitic volcanic rocks. More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. Vein widths are typically narrow, 0.2 to 1.0 metre.

Great Panther purchased the mine in 2005 and commenced mining in January 2006. In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. Production was ramped up steadily until reaching approximately 3,000 tonnes per month in late 2007. Custom milling for a local miner helps utilize the plant’s capacity which operates at approximately 170 tonnes per day.

Exploratory development work continues on many high grade veins at Topia with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stoping has been initiated at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

Exploration spending at Topia is projected to total approximately $4 million over the next three years. New underground mine development, much of which will support exploration and resource development, is anticipated to reach more than 5.5 kilometres at Topia. An estimated total of 20,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. In 2010, planned surface exploration diamond drilling totals 6,000 metres.

Production

Over the past year, Topia has transformed its operations with very positive results. Ore quality and metal production continues to excel at a much lower cost per ounce of silver as the focus has shifted to production stoping, with exploratory development limited to higher grade mining areas, while the plant metallurgical performance has continued to improve.

Metal production for the year was 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn, or 661,237 Ag eq oz, which was 12% greater than planned and within 4% of 2008.

A summary of production at Topia for 2009 is as follows:

	FY09-Q1	FY09-Q2	FY09-Q3	FY09-Q4	TOTAL

Tonnes milled	7,261	7,837	7,679	7,268	30,045
Silver ounces	110,814	112,616	110,724	102,925	437,079
Gold ounces	110	125	79	89	403
Lead tonnes	222	233	211	205	871
Zinc tonnes	276	270	263	248	1,057
Silver equivalent ounces (Ag eq oz)[1]	169,162	172,550	164,262	155,263	661,236

[1]

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 89.7% for Ag, 83.0% for Au, 92.9% for Pb, and 87.90% for Zn were realized which resulted in the production of 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn for a silver equivalent production of 661,236 ounces.

The plant performance at Topia was excellent in 2009 with record metal recoveries of 89.7% for Ag, 83.0% for Au, 92.9% for Pb, and 87.9% for Zn compared to 87.1% for Ag, 84.9% for Au, 91.1% for Pb and 85.6% for Zn in 2008. In addition to processing 30,045 tonnes from the Company's mines, 11,017 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

A short surface exploratory drill program was completed in the third quarter of 2009 aimed at exploring extensions on strike from, and at depth below, existing workings on the Cantarranas (East), San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. A total of twenty-one diamond drill holes were completed totalling 2,649 metres.

The focus of the surface drill program was to work closely with the mine engineers in drilling areas that were being considered for future development, in order to prioritize areas and to increase the mineral resource. Based on the results of the 2009 drilling program, a more aggressive surface drill program is being planned to expand the mineral resource on veins presently being exploited and to explore a number of highly prospective veins and vein segments elsewhere on the Company's extensive land package.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed one third of the silver production and new development on both veins will ensure further improved production in 2010. Production from the Argentina vein will also increase as accelerated development and stoping are facilitated by the addition of new mobile equipment in the first quarter of 2010. Over the next two years, the mine will be developed to the sixth level with a significant increase in production. Measured and indicated resources are estimated at 117,000 tonnes while inferred resources potentially add another 152,000 tonnes at silver grades exceeding 600 g/t or 20 oz per tonne.

Principal Capital Expenditures

During 2009, mine development was the most significant capital expenditure at Topia. Following the completion of the equity financing in November 2009, to accelerate its growth strategy and achieve mining efficiencies, the Company placed equipment orders for one 8 ton haul truck, one drill jumbo and 6 underground loaders of varying sizes.

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

Great Panther purchased the mines in 2005, after many years of under-capitalization, and immediately set out to prove up new resources, rehabilitate the mines and refurbish the plant. Production commenced in June of 2006 and has increased steadily since that time. The plant is presently processing approximately 12,000 tonnes per month but has a capacity to more than double that.

From the fourth quarter of 2005 to the end of 2009, the surface diamond drilling program at Guanajuato was highly successful in identifying and delineating new zones of silver-gold mineralization. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. The easy access to these zones from existing underground workings and the utilization of existing infrastructure means that these zones can be developed quickly and cost-effectively.

In 2009, mining was carried out on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver and gold values. New development areas such as the gold-rich Santa Margarita vein and the Los Pozos zone in the Rayas area, in addition to excellent production from the high grade Cata Clavo and the Guanajuatito North Zone, contributed to the improved grades and production. The Promontorio area, which was suspended a year ago, has been re-opened for exploratory development.

Exploration spending at Guanajuato for the new strategy is projected to total approximately $10 million over the next three years. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato, some of which is designated for exploration drilling. An estimated total of 45,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Of this total, 18,000 metres are planned in 2010 when the focus will be on the deep drilling of the Rayas Clavo at Guanajuato where drilling has commenced. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence in 2010 once specific targets have been identified and permits are in place.

Principal Capital Expenditures

During 2009, one scissor lift for $312,823 and one drill jumbo for €338,000 euros were purchased and equipment orders for a further two drill jumbos, two scissor lifts and two scoop trams were placed following the completion of the November 2009 equity financing. The new equipment will allow the Company to achieve mining efficiencies and thereby increase production.

Production

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 on easily accessible low grade stockwork zones. The development of high grade zones did not proceed as quickly as originally anticipated. However, in 2007 these did reach the point where they were contributing to production. As such, the average head grades at Guanajuato remained low for 2006 and only slowly improved through most of 2007. With increasing production from the higher grade areas of the mines and the vigilant implementation of grade control procedures, the average grade for the mine improved significantly such that in December 2007, grades were more than twice what they were at the start of the year. Grades continued to improve in 2009 with the average silver head grade increasing 35% to 275g/t from 203g/t in 2008.

The plant at Guanajuato contains three ball mills. The Company initiated production with one ball mill, brought a second on stream in November 2006, and commissioned the third ball mill in 2007. A metallurgical testwork program, directed by a senior Canadian metallurgist, was initiated in the fourth quarter of 2007 to assess the plant upgrades necessary to improve plant recovery and concentrate quality. Metallurgical performance has shown continuous improvement through 2008 and 2009.

Metal production for the year was 1,019,751 oz Ag and 6,748 oz Au, or 1,541,220 Ag eq oz, which was 4% greater than planned and a 37% increase over 2008.

A summary of production at Guanajuato for 2009 is as follows:

	FY09-Q1	FY09-Q2	FY09-Q3	FY09-Q4	TOTAL
Tonnes milled	31,732	32,606	34,325	39,853	138,516
Silver ounces	223,821	220,742	288,087	287,101	1,019,751
Gold ounces	1,130	1,379	1,872	2,367	6,748
Silver equivalent ounces (Ag eq oz)[1]	311,105	327,295	432,795	470,025	1,541,220

[1]

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, for gold and silver respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 83.3% for Ag and 84.8% for Au were realized which resulted in the production of 1,019,751 oz Ag and 6,748 oz Au for a silver equivalent production of 1,541,220 ounces.

Plant metallurgical performance at Guanajuato was showed further improvement in 2009 with record average recoveries of 84.8% for gold and 83.3% for silver, compared to 78.6% and 83.7%, respectively, for 2008.

The quality of the concentrates improved significantly to 13,518g/t for silver and 89g/t for gold, compared to 9,476g/t and 61gpt, respectively, for 2008.

Mining of the Cata Clavo reached the 490 level where development was carried out on the Veta Madre and Alto 1 veins. Stoping from the 460 level advanced well such that production from Cata reached more than 250 tonnes per day in the fourth quarter, or 50% of the total Guanajuato production, at estimated grades of 277g/t Ag and 1.6g/t Au.

Mining at Guanajuatito focused on the North Zone, with cut and fill stoping from the 50 and 80 levels. In the fourth quarter, ore production averaged 115 tonnes per day at excellent estimated grades of 318g/t Ag and 2.3g/t Au.

At Rayas, development focused on our new discoveries, the Los Pozos and Santa Margarita structures, which continued to demonstrate significant potential. Development of Los Pozos was extended to the 298 and 310 levels by the fourth quarter from where 4,600 tonnes were mined grading 340g/t Ag and 1.9g/t Au. Production is being accelerated in the first quarter of 2010 with the introduction of new mining equipment. A new electric–hydraulic drill jumbo has been installed in the Los Pozos development area which will facilitate faster development and increased production.

The gold-rich Santa Margarita vein was explored by ramp development below the 390 level with ore grades from fourth quarter development on vein estimated to be more than 8.0g/t Au. It was this source of gold-rich ore that contributed to the higher gold production in the quarter. Gold production from this vein will continue to increase during 2010.

Diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level, is underway. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 345 levels. An extensive exploration drill program is being initiated in the first quarter of 2010 to explore the deeper extensions of the Rayas structures including the Santa Margarita vein.

Mining of the Guanajuatito North Zone from the 80 and 50 metre levels continued. The grade and tonnes of ore mined (8,270 tonnes at 318 g/t silver and 2.25 g/t gold) remained very positive as mining efficiency benefited from improved ground support measures.

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

San Vicente and Animas: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. As this ore was readily accessible from surface, it was the first area to undergo geological mapping and re-sampling during 2005 and 2006. In 2006, a surface core drilling program intersected economically significant results leading to re-commencement of underground exploitation in 2007. Continued exploitation in the San Vicente and Animas areas proved to be uneconomic due to low metal prices and low metal grades and the areas were closed in mid-2008.

Guanajuatito: The 2005 review of historic data revealed that underground sampling and surface core drilling with economically significant results had not been exploited. As such, the underground workings were re-mapped, and sampled to confirm previous results. On surface, a core drilling program was conducted in late 2005 and 2006.

Based on the favourable results, mining and mine development recommenced in 2007 and has been extended down from the plus 20 metre level to the 80 metre level. The geology department at the Guanajuato Mine continues exploration activities with daily sampling, geological mapping of development headings and underground core drilling. A major underground cross cut and drift is being developed which will allow for the core drilling of the Guanajuatito area along a 400 meter strike length, below the 80 metre level. The development and drilling will be undertaken during 2010 and 2011.

Promontorio: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling had not been exploited. Surface geological mapping and rock sampling were completed in 2005. Surface core drilling in 2006 intersected economically significant mineralization and was followed up in 2007 with more detailed core drilling. Mine development and exploitation into the Promontorio area commenced in early 2008 from one underground level (35 metre level) accessed from the San Vicente area. In 2010 the 75 level is being refurbished for the exploitation of the Veta Madre between the 75 and 35 levels.

Cata: The 2005 review of historic data revealed that areas with economically significant results from underground sampling and underground core drilling had not been exploited. A deep underground drilling program, below the 1,700-metre elevation (406 metre level, the lowest level of exploitation by the previous operator), to in-fill and expand the previous operator’s drilling at Cata, commenced in 2007 and was completed in September 2008. Economically significant mineralization has been intersected in many of the Cata deep drill holes, as reported in various news releases of 2007 and 2008. The company reported its first NI 43-101 compliant resource at Guanajuato from the Cata area on June 30, 2009.

Several other areas of economic significance were geologically mapped underground and re-sampled in 2006. Exploitation in the deepest parts of Cata, and below the previous operator’s work, re-commenced in 2007 and is ongoing with a program of ramping, sub-level development and production using cut-and-fill mining methods. To date, mining has been extended from the 406 metre level to the 490 metre level. During the first half of 2010, production core drilling will continue to the north of and below present workings.

Valenciana: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A small program of underground geological mapping and sampling in 2006 confirmed the 2005 historic review. Of particular note is that multiple veins were mapped and extremely high grade silver-gold values were noted on the margins of old “Spanish” stopes. Due to logistical limitations in re-establishing services into Valenciana, detailed underground geological mapping and sampling was delayed until August 2008. Rehabilitation of the 320 metre level is underway and exploratory development and core drilling from underground locations will commence in 2010. A larger program of deeper core drilling, below the 320metre level, is expected to commence in 2011.

Tepeyac: The 2005 review of historic data revealed that underground development above the 2,000 metre elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. A core drilling program consisting of eight holes was completed during 2007 with no significant results.

Maravillas: The 2005 review of historic data revealed that underground development above the 2,000 metre elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre, along the west flank of the old “Spanish” Cata orebody workings, was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. Six core holes were completed in 2007 with two containing significant silver-gold mineralization in the Veta Madre. A follow up surface core drilling program of four core holes is under consideration.

Rayas: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling and underground core drilling had not been exploited. Exploitation is now ongoing with back filling of old stopes and mining of old pillars. Renewed exploration of the deep potential at Rayas, below the 1,650 metre elevation, (450 metre level) of previous exploitation, is underway.. The first phase of cross cut and drift development is complete and drilling commenced in February 2010. Further development to provide additional core drilling locations will be ongoing throughout 2010. Drilling in the deep Rayas area is expected to take until at least mid 2011.

Santa Margarita: In the Rayas area, development along the Santa Margarita structure discovered economically significant gold and silver mineralization in mid-2009. The Santa Margarita structure is parallel to the Veta Madre and approximately 10 metres to the southwest. Development is ongoing via ramp access between the 390 and 435 metre levels. Coincidentally, the Rayas deep core drilling program commencing in 2010 will also test the Santa Margarita structure.

Los Pozos: The Los Pozos area is located between the Cata and Rayas shafts and has been the site of ramp development and underground core drilling throughout 2009. The Los Pozos area is part of the Veta Madre that had not been exploited by previous operators, and whose economic significance was ascertained by re-sampling and underground core drilling during 2009. Presently, the ramp has been completed from the 275 level to the 310 sub-level. Development will continue down to the main 345 haulage level during 2010. Further underground core drilling is expected.

Funding for Exploration Program

The exploration program at Guanajuato will be funded through equity finance raised in 2009 and cash flow from operations.

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

Sampling - Collection, Preparation, Analytical Procedures, and Quality Assurance/Quality Control Protocols

Core and rock samples are brought to surface every day from various underground workings to two central gathering points. Mine channel samples are sorted in a secure building within the Guanajuato complex and hand delivered to an on-site, independently operated laboratory. Core samples are delivered to a large secure warehouse within the Guanajuato complex where they undergo detailed logging and are cut in half with a core saw, with half the core bagged for assay and the other half stored securely in a locked building. Exploration geologists add blank and standard samples into the sequence of bagged core, and deliver the samples to the laboratory.

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

The Guanajuato assay laboratory was constructed in 2006-07 in a warehouse within the Guanajuato mine complex. It was designed by SGS Canada Inc., an internationally recognized analytical company (SGS Group). Laboratory equipment was procured from sources recommended by SGS, and construction was overseen by SGS. The Guanajuato mine laboratory was the 101st independent laboratory designed and built by SGS. The laboratory is owned by the Company and independently operated by SGS.

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

Primary Exploration Properties

(1)            Mapimi Project

The Mapimi Project (formerly Km66) was an advanced stage exploration project that hosts significant silver-lead-zinc-gold mineralization and a recently discovered molybdenum deposit. The Company’s goal at Mapimi was to define a bulk tonnage deposit amenable to open pit mining, thereby significantly enhancing Great Panther's growing portfolio of silver projects. The property consisted of 17 concessions in northeast Durango State and bisected by a paved highway approximately 100 kilometres from Peñoles' smelter at Torreon, so infrastructure was considered excellent.

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

Drill-testing of other targets on the property resulted in the discovery of a buried molybdenum deposit, named the Bulls-Eye Zone, and of Ag-Pb-Zn mineralization in an area named the North Zone.

On September 16, 2009, the Company announced the termination of its option on the Mapimi project as management determined that it was uneconomical to continue with the project and it was better use of the Company’s funds to focus its efforts on expanding the production and resources at its existing mines.

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

On February 1, 2010, Altair forfeited its option.

Revenues

The Company recognizes revenue from the sale of concentrates based on the market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date of delivery. Revenue is recorded net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

For the year ended December 31, 2009, we earned $31,731,715 in revenue from our Topia and Guanajuato mining operations. Revenues for 2008 were $22,445,438.

Market Prices

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

Government Regulations

The mining industry in Mexico is controlled by the Secretaria de Economia – Dirección General de Minas which is located and administered from Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. The construction of processing plants requires further governmental approval.

The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50 year period, which is automatically granted provided all other concession terms had been complied with.

In accordance with the Federal Duties Law ("LFD") the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file each May, proof of the work performed. Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the Concessionaire of any such default, granting the Concessionaire a specified time frame in which to remedy the default.

There are no limitations on the total amount of surface covered by mining concessions or on the amount of land held by an individual or company. Excessive accumulation of land is regulated indirectly through the duties levied on the property and the production requirements as outlined above.

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

On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V.

4.	New Age Investments Inc., a company incorporated in the Province of Alberta in Canada. This company is presently inactive.

D.            Property, Plant and Equipment

We rent executive and administrative office space located at Suite 350 and Suite 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $19,722 per month.

Our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), rents office space at the following locations:

  Juan Nepomuceno Herrera No. 712, Fraccionamiento Valle del Campestre, León, Guanajuato, Mexico, C.P. 37150, for the sum of $16,500 Mexican Pesos (approximately $1,351) per month

  Cerro Gordo No. 210 Fraccionamiento Lomas del Parque, Durango, Durango, Mexico, C.P. 3410, for the sum of $8,000 Mexican Pesos (approximately $655) per month; and

Our Mexican subsidiary Minera de Villa Seca, S.A. de C.V., maintains office space at Hacienda de Bustos, Mineral de Cata, Guanajuato, Guanajuato, Mexico, C.P. 36010. The premises are owned by MMR.

Our Mexican subsidiary, Metalicos de Durango, S.A. de C.V., maintains office space at Boulevard La Sierra No. 1, Topia, Durango, Mexico, C.P. 34541. The premises are owned by MMR.

We believe that our current office arrangements provide adequate space for our foreseeable future needs.

We rent land for the tailings dam located in Topia, Durango, Mexico.

We rent accommodation for mine personnel and corporate business travel located in Guanajuato, Guanajuato, Mexico.

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

d.            Mineral Resource and Mineral Reserve Estimates

There are no known reserves on the property and the proposed program is exploratory in nature. Although the Company has not established Mineral Reserves for the property, we feel that Mineral Resources are adequate for mine planning and exploitation at Topia.

During 2009, Wardrop, a Tetra Tech Company, (“Wardrop”) of Vancouver, BC, provided an update to the ongoing mineral resource development at Topia. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 silver equivalent ounces) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 silver equivalent ounces) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a 10 year mine life.

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peñoles' resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina Vein and Other Veins on the property is given in the table below.

2009 Resource Update:

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
ARGENTINA	MEASURED	40,015	669	0.704	6.85	4.78
	INDICATED	77,229	642	0.713	6.12	4.58
	INFERRED	152,189	690	0.972	5.36	3.67
OTHER	M & I	55,859	345	1.57	3.91	5.21
	INFERRED	22,373	243	1.39	3.31	4.97
TOTAL	M & I	173,103	552	0.99	5.58	4.83
	INFERRED	174,562	633	1.03	5.10	3.84

Metal Prices (2009)		Recoveries	Capping Grades
Au	US$890/oz	85.0%	Au (g/t)	6.0
Ag	US$12.50/oz	87.0%	Ag (g/t)	2,000.0
Pb	US$0.625/lb	92.2%	Pb (%)	20.0
Zn	US$0.625/lb	82.0%	Zn (%)	20.0

The 2009 Argentina mineral resource calculation was based on a minimum NSR value of $US75 / tonne (75% of total operating costs). This is applicable at Topia since the general and administrative ("G&A") costs are $US25 / tonne. Current operating costs for the Argentina vein are $US100 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2009 Argentina vein mineral resource value assumed:

1.	the June 1, 2009, concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010;
2.	average metal prices for April 2009, typical plant recoveries, and grade capping all shown in the table above; and
3.	33% mine dilution.

When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown in the table below.

Contained metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources	173,103	3,080,954	5,507	21,278,080	18,430,862	5,458,218
Inferred Resources	174,562	3,560,237	5,793	19,585,856	14,746,998	5,692,957

The improved understanding of, and confidence in, the Argentina mineralization has led directly to a modest improvement in the measured and indicated mineral resource but a dramatic increase in the inferred mineral resource as shown in the table below. This is largely due to the fact that more drill holes can now be incorporated into the inferred category.

Percentage Increase in Argentina Vein Resources 2009 over 2008:

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq
M & I Resources	20%	32%	46%	23%	20%	29%
Inferred Resources	101%	160%	131%	193%	214%	168%

The 2009 mineral resource estimate has increased over that reported in 2008 mainly due to:

  a re-interpretation of the drill hole data,
  new vein channel sampling data from exploration development on Level 2, a correction of the survey of old underground workings to surface topography, improved ore grades at Topia, (522g/t silver; 0.58g/t gold; 3.26% lead and 4.20% zinc for the year to end of June), updated and improved metallurgical recoveries, and
  improved concentrate sales terms.

These contributed to a greater understanding and confidence in the interpretation of the Argentina vein.

At the current production rate of approximately 30,000 tonnes per year, and considering that not all resources may be mined, management expects the resources above to support a mine life at Topia of at least 10 more years. Great Panther has already been mining Topia for 3 and a half years and the mine saw 47 years of continuous production prior to that. The Company plans to continue the systematic replacement of annual production with new resources. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, the surface drilling is used to determine inferred resources and additional Exploration Potential for the veins. With the increased confidence in the Argentina Vein data, some of the tonnes previously included as Exploration Potential have been upgraded to the Inferred category. Several other veins on the property have not yet been drilled and are not included in any category.

Exploration Potential has been estimated in-house for only the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from these data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential:

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	60,000-80,000	400-600g/t	1-2g/t	4-6%	2-4%
Don Benito	60,000-80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008), plus ongoing underground drilling, and could represent another 4 to 5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. As well, development and stoping on the Cantarranas (Hormiguera and San Miguel Mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates.

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

Surface drilling continued into early 2008 and then resumed in mid-2009 where a 4,000-metre program on the major production areas of Recompensa, Hormiguera, El Rosario, and San Gregorio. Great Panther has now drilled a total of 20,873 metres in 97 surface holes and 3,541 metres in 68 underground holes. A further 6,000 metres of drilling commenced in March 2010.

f.            Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2009, total costs incurred on mineral properties, plant and equipment at Topia were $9,656,000. Total costs incurred on exploration were $9,327,000.

Planned costs for 2010 are approximately $6 million for capital investment and exploration.

g.            Source of Power and Water that can be Utilized at the Property

Topia is connected to the national power grid. Artesian springs located above Topia provide water year-round by gravity to the town. Most of the lower mine portals discharge water and the Victoria adit has provided enough water to supply milling activities in the past.

(2)            Guanajuato Mine

a.            Location and Accessibility

The Guanajuato mine is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates 2327500N, 265500E). The Guanajuato mine consists of 1,107.28 hectares, made up of 28 non-contiguous concessions.

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

Refer to Exhibit 8.4 – Map of Guanajuato Property.

b.            History

The Guanajuato Mining District was founded in 1548, with the first discovery of silver in the area. Estimates of historical production range from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

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

c.            Geology and Mineralization

Three major fault systems with associated mineralization occur in the Guanajuato Mining District, La Luz, Sierra, and the Veta Madre systems, the largest being the 25 km long Veta Madre. The principal mineralizing event is thought to be late Oligocene in age +27 Ma, which has created three identifiable stages of mineralization according to Clark (2005); “1) pre-ore, 2) ore, 3) post-ore and the ore can be divided into three zones; upper ore, lower ore, and deep ore.” The upper ore is defined as being >2,100m above sea level (a.s.l.),.), lower ore is found between 2,100m and 1,700m a.s.l. and deep ore as being <1,700m a.s.l.

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

The argentiferous mineralization is hosted in quartz veins with gangue mineralogy of quartz, calcite, pyrite, adularia, and sericite. The principal silver bearing mineralization is acanthite (argentite), aguilarite and naumannite while gold occurs as free gold and as electrum. The gold to silver ratios vary from approximately 1:1 to 1:200 and historically have averaged about 1:100. Base metal mineralization is not common; when it occurs it is observed as chalcopyrite, sphalerite and galena. The exception is the “deep ore” in the Rayas mine which is associated with chalcopyrite and galena.

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

d.            Mineral Resource and Mineral Reserve Estimates

There are no known reserves on the property and the proposed program is exploratory in nature. Although the Company has not established Mineral Reserves for the property, we feel that Mineral Resources are adequate for mine planning and exploitation at Guanajuato.

During 2009, Wardrop, a Tetra Tech Company, (“Wardrop”) of Vancouver, BC, completed the first NI 43-101 compliant mineral resource estimate on the zone known as the 'Cata Clavo' at Guanajuato. The new resource estimate of 5,032,000 silver equivalent ounces represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Other zones, namely Guanajuatito and Rayas, are currently being mined and do not yet have a compliant resource. Further exploratory and delineation drilling are planned for these zones in order to establish additional resources in the future.

The Cata Clavo was the target of the Company’s deep drilling program in 2008 and is separated into three zones, namely, the Veta Madre, Alto 1, and Alto 2. The upper limit of the Veta Madre zone is set at the floor of the 430 metre level as it has been extensively mined out above this level, and all zones extend at least 100 metres vertically below the 430 metre level. The mineralized zones used in the resource represent only this 100 metre vertical height and a strike length of approximately 150 metres.

Using a cut-off net smelter return value of US$37.50/tonne, the capped indicated mineral resource contains 5,032,000 ounces silver equivalent, while the uncapped indicated mineral resource contains 6,491,000 ounces silver equivalent. Capped inferred resources are estimated at 285,000 ounces silver equivalent.

In order to define the mineral resource, an estimated net smelter return was calculated for each resource block. The NSR assumed metal prices of US$12.50/oz Ag and US$890/oz Au, relevant 2009 concentrate sales contract terms, typical plant performance metal recoveries and concentrate grades, and mining dilution of 15%. Total operating costs for the mining of the Cata Clavo orebody, including mining, milling, and general and administration costs, are currently US$52/tonne. Experience gained from mining the Cata Clavo by the cut-and-fill mining method determined that the appropriate cut-off value for defining the resource be set at $US37.50/tonne NSR. For reference, Wardrop also estimated the resources using a $50.00/tonne NSR cut-off and both are presented in the table below.

The mineral resource estimation utilized geology and assay data from both exploration diamond drill-holes (37 holes at approximately 50-metre centers) and 50 production diamond drill-holes (detailed infill). Capping was applied separately to the exploration and production drill-holes. Assays from the exploration drill-holes were capped at 1,300g/t silver and 7.5g/t gold. Assays from the production drill-holes were capped at 4,000g/t silver and 15.5g/t gold. The impact of capping is negligible on the resource estimates for the Veta Madre and Alto 2 zones, but reduces the grade estimates by more than 45% for the higher grade Alto 1 zone. Since there has been little underground exposure and mining of the Alto 1 vein to date, there is no experience to justify raising the capping values at this time and hence it is considered that there is much upside potential for this vein.

Indicated capped mineral resources at a cut-off NSR value of US$37.50/tonne are estimated to be 351,000 tonnes at grades of 359g/t silver and 1.19g/t gold, while uncapped grades are 462g/t Ag and 1.55g/t Au. The capped estimate contains 4,071,000 oz silver and 13,000 oz gold, or 5,032,000 silver equivalent ounces (Ag eq oz). The uncapped estimate contains 5,239,000 oz silver and 17,000 oz gold, or 6,491,000 Ag eq oz. In addition, capped inferred resources of 24,000 tonnes grading 296g/t silver and 0.98g/t gold are estimated, containing 231,000 oz silver and 765 oz gold, or 285,000 Ag eq oz.

Since early 2008, mine development and stoping, using mechanized cut-and-fill mining, has been carried out in the Veta Madre zone of the Cata Clavo between the 430 and 417 levels (immediately above the mineral resource area). During the seven-month period to the end of April 2009 (effective date of the mineral resource), a total of 19,894 tonnes of ore has been mined from this area at average mill-head grades of 308g/t silver and 1.44g/t gold. In the same period, an additional 16,551 tonnes, with an average grade of 354g/t silver and 1.58g/t gold has been processed from the mining of the Veta Madre zone above the 460 level of the Cata Clavo (within the indicated mineral resource). The ongoing mine development on the three zones generally confirms the Cata Clavo mineral resources and the resultant grades from mining and processing compare favourably to the Wardrop indicated mineral resource grades of 339g/t silver and 0.99g/t gold for the Veta Madre (see table below).

Indicated and inferred mineral resources at the Cata Clavo as estimated by Wardrop are tabulated below:

INDICATED	CUT-OFF (US$)	Tonnes	Ag (g/t)	Ag CAP (g/t)	Au (g/t)	Au CAP (g/t)
ALTO 2	50	34,000	396	349	1.46	1.43
ALTO 2	37.5	39,000	359	318	1.36	1.33

ALTO 1	50	82,000	883	467	3.26	1.75
ALTO 1	37.5	96,000	776	419	2.85	1.55

MADRE	50	182,000	377	377	1.09	1.09
MADRE	37.5	215,000	339	339	0.99	0.99

TOTAL INDICATED		298,000	518	398	1.73	1.31
TOTAL INDICATED		351,000	462	359	1.55	1.19

INFERRED	CUT-OFF (US$)	Tonnes	Ag (g/t)	Ag CAP (g/t)	Au (g/t)	Au CAP (g/t)
ALTO 2	50	3,000	518	370	1.58	1.43
ALTO 2	37.5	4,000	473	340	1.48	1.35

ALTO 1	50	6,000	233	233	0.69	0.69
ALTO 1	37.5	8,000	209	209	0.62	0.62

MADRE	50	9,000	389	389	1.25	1.25
MADRE	37.5	11,000	340	340	1.1	1.1

TOTAL INFERRED		19,000	366	337	1.14	1.11
TOTAL INFERRED		24,000	319	296	1.01	0.98

The Cata Clavo mineral resource was estimated by two methods, Inverse Distance Squared (“ID2”) and Nearest Neighbour (“ID5”). The ID2 estimate is considered to be the more representative of the two and the Nearest Neighbour estimate was carried out as a check of reasonableness of the ID2 estimate results. The interpretation of the Veta Madre, Alto 1 and Alto 2, along with the construction of the wireframe solids for mineral resource estimation, were completed by staff of the Company and duly checked by Wardrop.

Mining of the Cata Clavo represents one of three main areas being mined at the Guanajuato silver-gold mine and accounts for more than 50% of the total Guanajuato metal production. It will continue to be a major source of production as the Alto 1 zone is expected to be richer below the 460 level. An access decline is being driven beyond the 460 metre level and development and ore definition drilling of the Veta Madre, Alto 1, and Alto 2 zones of the Cata Clavo orebody is ongoing.

The resource estimate positively supports the potential for further increases in production from Guanajuato. The study by Wardrop points to potential areas, both laterally and at depth, where it is expected the resources of the Cata Clavo may be increased through additional exploration.

Furthermore, Wardrop recommends a substantial underground exploration programme for the area between the Cata Clavo and the depth extension of the Rayas Clavo, approximately one kilometre along strike to the southeast.

The Veta Madre and Alto 1 zones are complex zones of pyrite and argentite mineralization within argillic and propylitic alteration in brecciated shale. Footwall to the Veta Madre is a barren silica breccia with large angular shale fragments. The Alto 2 zone is a mix of shale and diorite fragment breccia at the shale contact with a hanging-wall diorite dyke. All zones strike generally NW-SE and dip 45 degrees southwest.

e.            Exploration History

Since acquiring the Guanajuato Mine in 2005, Great Panther has completed 88 surface drill holes totalling 15,222.00 metres and 37 underground holes totalling 7,791.00 metres.

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

An extensive underground sampling program continued through 2006 at Guanajuato. Preliminary sampling in the first quarter of 2006 returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver-to-gold ratio of 60:1, this equates to a silver equivalent grade of 13,373 g/t (430 oz/t) or a gold equivalent grade of 224 g/t (7.2 oz/t). The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of six different stopes above and below the 285 metre level over a total strike length of about 500 metres in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here, and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. While grades from the various stopes were comparable, it is presently unknown just how representative these grades may be from a mining standpoint.

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

In June 2006, we commenced the first phase of our underground diamond drilling program. The purpose of the drilling was to better define zones of silver-gold mineralization for production purposes and for the preparation of a NI 43-101 compliant resource. This drilling focused mainly on San Vicente North.

In October 2006, we commenced a second phase of our diamond drilling program and completed extensive underground sampling at the limits of the silver-gold mineralization in the Guanajuatito mine.

In early 2006, we commenced a Phase II surface diamond drilling program designed to test three separate areas along 4 kilometres of strike length of the Veta Madre. The drill program was to follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as to test the Animas and Garrapata areas which are farther along strike to the southeast. The program was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries accentuate the previous lack of exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

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

The deep drilling at the Guanajuato mine is testing the area between the 400 and 600 metre levels (dip length of 300 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling will be conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. Drilling on the Cata Clavo was completed in 2008, and successfully confirmed the depth extension of high grade gold and silver mineralization. Mining has extended from the 430 to the 490 metre levels of the Cata Clavo and the ramp will be extended to lower levels of the Cata Mine area. The program continues in the Rayas area in 2010.

f.            Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2009, total costs incurred on mineral properties, plant and equipment at the Guanajuato mines were $16,864,000. Total exploration costs were $6,675,000.

Planned costs for 2010 are approximately $12.8 million for capital investment and exploration.

g.            Source of Power and Water that can be Utilized at the Property

The electricity supply to the operations in our Guanajuato mine is provided through the national power grid administered by CFE. The water supply is carried out through groundwater of our mines and rainwater filtrations.

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

On September 16, 2009, the Company announced the termination of its option on the Mapimi project as management determined that it was uneconomical to continue with the project and it was a better use of the Company’s funds to focus its efforts on expanding the production and resources at its existing mines.

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

Mineralization at Mapimi includes three distinct types. Two adjacent and related zones called La Gloria and Las Palmitas contain lead, zinc, and silver minerals with lesser amounts of gold and copper minerals. This style is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes, and shows a strong similarity to the historic Real de Angeles District in Zacatecas State, Mexico. An upper, oxidized portion (~40-60 metres) of the mineralization consists of jarosite and hematite; with sulphides consisting of pyrite, silver sulfosalts, sphalerite and galena at depth. The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 metres but is open in all directions. More than 20 breccia bodies have been identified in 5 main sectors.

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

d.            Mineral Resource and Mineral Reserve Estimates

There are no known reserves on the property and the field program was exploratory in nature. The Company does have a resource estimate as described below.

During 2006, the Company commissioned Wardrop to prepare a NI 43-101 compliant resource estimate for the property. The independently produced report estimated that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

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

The new estimate included the twenty-nine core holes, representing 6,298 metres, completed during Great Panther’s Phase I drilling program in the first half of 2007 (see below in Exploration). This program consisted mostly of fill-in holes focused on the La Gloria Zone and adjacent Las Palmitas Zone in an effort to confirm, expand, and better delineate the previous Inferred Mineral Resource.

The 2007 Phase I drilling at Mapimi increased the confidence level of the resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc.

In the new resource estimate, Wardrop used different parameters than in 2006, such that the new estimate was considered to be more robust. In keeping with the previously reported resource estimate, Wardrop applied a cut-off grade of 50g/t silver equivalent. Metal prices and recoveries used were US$9.55/oz and 76%, respectively, for silver, US$530/oz and 70% for gold, US$0.63/lb and 80% for lead and US$1.00/lb and 80% for zinc.

Statistically higher grade samples were also removed by capping the assay data at 150g/t for silver, 3.0g/t for gold, and 4.5% for each of lead and zinc. Wardrop used Ordinary Kriging and Inverse Distance Squared to estimate the resource, with blocks of 5 metres x 5 metres x 5 metres being used for the three-dimensional model. Metallurgical recoveries used are the same as for the 2006 resource estimate, which were based upon tests conducted by Silver Standard Resources Inc. in 1999 as part of a property review.

The effect of the higher commodity prices used in the most recent resource estimate compared to those used in 2006 is that lower grade material now becomes potentially economic, which thereby lowers the average grade of the resource while increasing the tonnage. Thus, the new resource represented an increase in tonnage of approximately 73% while the average grade of the Indicated and Inferred Resources was now 105g/t Ag Eq and 97g/t Ag Eq, respectively, compared to 139g/t Ag Eq in the 2006 resource. As such, the estimated recoverable ounces of silver equivalent increased by approximately 28%.

The work to date on La Gloria and Las Palmitas resulted in a well-defined resource that could now be modeled for extraction by open pit mining methods. An in-house scoping study was initiated that examined basic issues such as permitting, metallurgy, transportation, mining, milling and construction costs, etc. While this would have laid the groundwork for later feasibility studies, it was still the Company’s objective to increase the size of the overall project resource by drilling targets outside of La Gloria/Las Palmitas. The North Zone and the Bulls-Eye molybdenum mineralization may have added to the viability of the project. We advise U.S. investors that while these terms “Resource Estimate” and “Inferred Mineral Resource” are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in this category will ever be converted into reserves.

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

To the end of 2008, a total of 12,448 metres in 60 holes have been drilled by the Company at Mapimi. Exploration at Mapimi was suspended in mid-2008 in order to conserve cash.

On September 16, 2009, the Company announced the termination of its option on the Mapimi project.

f.            Total Costs Incurred to Date and All Planned Future Costs

At the date of the termination of the option, total exploration costs incurred at Mapimi were $5,329,000. Management determined that it was uneconomical to continue with this project and the Company is focusing its efforts on expanding the production and resources at its existing mines.

g.            Source of Power and Water that can be Utilized at the Property

The municipality of Mapimi is on an electrical power grid and has telephone services provided by TelMex. Water and drainage systems are also present.

(2)           San Antonio Project

a.            Location and Accessibility

The San Antonio Project is located 50 kilometres NNW of the Guadalupe y Calvo Mining District in the State of Chihuahua, Mexico and approximately 162 kilometres S-SW of the city of Hidalgo de Parral, Chihuahua, and 265 kilometres SW of the city of Chihuahua. It consists of four contiguous mining concessions covering in the aggregate 11,946 hectares. Three of these concessions were staked and one (Santo Niño) was purchased and all are owned 100% by MMR.

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

Neither significant nor modern exploration programs are known to have been conducted at the property. Anaconda, Barrick Gold and Hemlo Gold made reconnaissance visits to the property in the 1990's. In the 1980's the Consejo de Recursos Minerales conducted site specific visits to the Sary, Piedra Verde, and Santo Niño claims. The property was visited by Robert Archer, the President and CEO of the Company, in May of 2003. Mr. Archer collected ten reconnaissance rock chip samples from mine workings and altered outcrops in the Arroyo San Antonio.

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

d.            Mineral Resource and Mineral Reserve Estimates

As of the date of this report, there are no known reserves on the property and any near term field work would be exploratory in nature.

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

Field work on the project was being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under contract to our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

No field work was done on the property in 2009. On February 1, 2010, Altair forfeited its option.

ITEM 4A         Unresolved Staff Comments

None

ITEM 5            Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 –"Financial Information".

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

A.            Operating Results

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008 and $16.2 million or 104.5% as compared to 2007. The increase from 2008 to 2009 is primarily a result of higher production and lower smelting and refining costs. Total production for the 2009 fiscal year of 2,202,457 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008 and by 65% from 1,336,629 Ag eq oz in 2007. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings are reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12% while the gold price increased 12%.

For the years ended December 31, 2009, 2008 and 2007, cost of sales was $16.8 million, $18.1 million, and $14.2 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. Earnings from mining operations increased 248% to $15.0 million for the year ended December 31, 2009 from $4.3 million for the same period in 2008 and increased 994% from $1.4 million for the same period in 2007.

For the years ended December 31, 2009, 2008 and 2007, the total combined cash cost per ounce was US$5.58, US$10.25 and US$11.14, respectively. The 46% year over year decrease from 2008 to 2009 was achieved by sharply reduced site-controlled costs and lower smelting and refining charges for Guanajuato and Topia concentrates. The strategy to focus on higher grade ore as well as other efficiency initiatives to reduce costs is proving to be successful.

Amortization and depletion of mineral properties, plant and equipment for the twelve months ended December 31, 2009 was $3.6 million, compared to $4.3 million and $3.6 million for the same periods in 2008 and 2007, respectively. The year over year decrease from 2008 to 2009 was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

The Company incurred mineral property exploration expenditures of $1.6 million for the twelve months ended December 31, 2009, compared to $6.3 million and $6.8 million for the corresponding periods in 2008 and 2007, respectively. The significant year over year decrease from 2008 to 2009 in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

For the years ended December 31, 2009, 2008 and 2007, general and administrative expenses totaled $5.8 million, $6.0 million and $4.7 million, respectively. The $0.2 million year over year decrease from 2008 to 2009 was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to: Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

For the year ended December 31, 2009, the Company incurred stock-based compensation expense of $2.4 million. The Company granted in the fourth quarter 855,000 incentive stock options to consultants, staff and a director at an exercise price of $0.90. During the third quarter 2009, the Company issued 1,300,000 stock options granted to employees, consultants, directors and officers with an exercise price of $0.70, resulting in a $0.7 million stock-based compensation expense. During the first quarter of 2009, the Company recorded $1.3 million in stock-based compensation expense as a result of granting 6,222,700 incentive stock options to employees, consultants, directors and officers, of which 5,912,700 are exercisable at a price of $0.45 per share and 310,000 are exercisable at a price of $0.52 per share. The Company cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share which had been granted in prior years.

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt.

The Company recorded a foreign exchange loss of $0.4 million for the fiscal year 2009. For the twelve months ended December 31, 2008 and 2007, the Company recorded a foreign exchange gain of $0.1 million a foreign exchange loss of $1.4 million, respectively. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso during the year, whereas the Canadian dollar weakened against both currencies in 2008.

For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008 and a net loss of $19.7 million for the year ended December 31, 2007. On a year over year basis, earnings from mining operations improved by $10.7 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

B.            Liquidity and Capital Resources

At December 31, 2009, the Company had working capital of $18,152,744 and cash and cash equivalents of $13,312,091 compared to working capital of $1,320,087 and cash and cash equivalents of $606,244 at December 31, 2008. This increase in liquidity in 2009 resulted from a $13.9 million increase in cash generated by operating activities, before changes in non-cash working capital, to $6.4 million in 2009 from cash used by operating activities of $7.4 million in 2008. This was partially offset by a decrease in non-cash operating working capital of $9.3 million. Cash flow from financing activities increased by $12.8 million primarily due to a financing completed in November 2009.

Great Panther plans to produce 2.6 million Ag eq oz in 2010 and invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At the date of this report, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash out flow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses.

Changes in non-cash operating working capital decreased by $9.3 million during 2009 as accounts payables were brought current and deposits on equipment orders were made. Higher sales at the end of December 2009 resulted in increased trade accounts receivable compared to December 31, 2008, all of which has subsequently been collected.

Investing Activities

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $2.4 million, of which $0.6 million was financed through a capital lease and a promissory note, compared to $2.7 million in 2008, of which $0.8 million was financed through a capital lease. This compares to the previously anticipated capital expenditures of $2.1 million. Great Panther significantly curtailed capital expenditures beginning mid-2008 as economy worsened. The Company started incurring capital expenditures in the fourth quarter 2009 as the three-year growth strategy commenced. The Company plans to invest $13 million in capital expenditures in 2010.

Financing Activities

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totaling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

For the year ended December 31, 2009, the Company raised proceeds of $0.5 million through the exercise of warrants and $0.7 million through the exercise of options.

On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The financing proceeds were primarily used for additional working capital required in the beginning of 2009 at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

On September 24, 2009, the Company repaid its $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share.

On November 17, 2009, the Company closed a short form prospectus equity offering for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus were free trading from the closing date. The offering consisted of 17,617,500 units at $0.70 per unit and each unit comprised one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90. The agents received cash commission of 6% of the proceeds and 963,150 non-transferable Agents’ warrants equal to 6% of the units sold, net of sales arranged by the Company. Each Agents' warrant is exercisable to purchase one common share for a period of 24 month from the closing date at a price of $0.90 per common share. The Company intends to use the net proceeds of this offering to accelerate exploration drilling, mine development, the acquisition of new underground equipment, mine infrastructure refurbishment including power distribution at Guanajuato and plant equipment replacement and upgrades at both Topia and Guanajuato. As well, the proceeds will be used for general working capital purposes and potential acquisition activity.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2009		December 31, 2008
			(revised) [1]
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable (note (a)(iv))	3,356,397	4,050,000	4,651,690	6,070,000

Share capital (note (a)(iii) and note (a)(vii))	75,910,220	79,625,551	57,865,462	64,076,667

Contributed surplus (note (a)(iii) and note (a)(vii))	10,268,043	12,778,917	7,724,900	7,739,900

Equity component of convertible loan notes (note (a)(iv))	1,563,000	-	2,569,000	-

Deficit	(60,862,380)	(65,735,276)	(58,388,865)	(63,464,380)

1	Loss for the year was revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year.

Share capital and contributed surplus:

	2009	2008

Share capital and contributed surplus, under Canadian GAAP	$86,178,263	$65,590,362

Adjustment for stock-based compensation for employees (note (a)(ii))	15,000	15,000

Reversal of recapitalization of deficit (note (a)(iii))	6,211,205	6,211,205

Share capital and contributed surplus, under US GAAP	$92,404,468	$71,816,567

Deficit:

	2009	2008
		(revised) [1]

Deficit, under Canadian GAAP	$(60,862,380)	$(58,388,865)

Adjustment for stock-based compensation for employees (note (a)(ii))	(15,000)	(15,000)

Reversal of recapitalization of deficit (note (a)(iii))	(6,211,205)	(6,211,205)

Interest accreted on convertible loan note (note (a)(iv))	1,778,445	1,150,690

Reversal of incremental fair value of liability component due to early conversion of convertible loan note	51,165	-

Reversal of premium of the equity component upon early conversion of the convertible loan note	1,606,664	-

Effect of induced early conversion of convertible loan note, under US GAAP (note (a)(iv))	(1,657,829)	-

Amortization of option payments (note (a)(v))	(425,136)	-

Deficit, under US GAAP	$(65,735,276)	$(63,464,380)

[1]	Loss for the year was revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year.

Income (loss) and earnings (loss) per share:

	2009	2008	2007
		(revised) [1]

Loss for the year, under Canadian GAAP	$(866,851)	$(13,760,826)	$(19,700,861)

Reversal of incremental fair value of liability component due to early conversion of convertible loan note	51,165	-	-

Effect of induced early conversion of convertible loan note, under US GAAP note (a)(iv)	(1,657,829)	-	-

Interest accreted on convertible loan note (note (a)(iv))	627,755	623,079	377,812

Amortization of option payments (note (a)(v))	(425,136)	-	-

Income (loss) for the year, under US GAAP	$(2,270,896)	$(13,137,747)	$(19,323,049)

Basic and diluted loss per share, under US GAAP	$(0.03)	$(0.16)	$(0.27)

Weighted average number of common shares, basic and diluted	90,210,438	81,321,733	72,227,455

[1]	Loss for the year was revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year.

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

(i)	Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board (“FASB”) No. 109 Accounting for Income Taxes (codified within ASC 740). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2009, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2009 and 2008, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified within ASC 740). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

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

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard (codified within ASC 718). For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2009.

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

(iv)	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2009 would be recorded as a liability at face value of $4,050,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $627,755 for the year ended December 31, 2009 (2008 - $623,079, 2007 - $377,812) would not have been recorded, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002,000 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(i)). Under US GAAP, the Company recognized an expense of $1,657,829 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8) during the year, a measurement difference of $425,136 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

(vi)	Statement of Cash Flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b). Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their respective fair values. Accordingly, the amount of $2,495,874, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

(b)	Recently adopted United States accounting pronouncements:

	(i)	In December 2007, the FASB issued a revised standard on accounting for business combinations (codified within ASC 805):

The major changes to accounting for business combinations are summarized as follows:

• all business acquisitions would be measured at fair value

• most acquisition-related costs would be expensed as incurred (they would no longer be part of the purchase consideration)

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(ii)

In December 2007, the FASB issued a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (codified within ASC 810-10). This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(iii)

In March 2008, the FASB issued a new statement enhancing disclosures regarding an entity’s derivative and hedging activities (codified within ASC 815-10-50). This statement was adopted by the Company on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

	(iv)	In May 2008, the FASB issued guidance which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (codified within ASC 470-20).

The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The Company adopted this statement on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

(v)

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5 which provides guidance on determining whether an instrument (or embedded derivative) is indexed to an entity’s own stock (codified within ASC 815). The Company adopted this EITF on January 1, 2009 and there was no impact on the financial position and operational results of the Company.

(vi)

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of GAAP (codified within ASC 105). The Accounting Standards Codification (“ASC”) establishes the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of non- governmental entities presented in conformity with US GAAP. The statement establishes two levels of GAAP: authoritative and non-authoritative. An entity must first consider authoritative GAAP for similar transactions or events, and then consider non-authoritative guidance from other sources. The adoption of the ASC did not have an impact on the Company’s consolidated financial statements.

(vii)

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows. Please refer to note 20 for the subsequent events note disclosure.

(c)	Recently issued United States accounting pronouncement:

(i)

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities (“VIE”) codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities (“QSPE”); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company’s results of operations or financial position.

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

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached preliminary conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. These conclusions are pending the Board of Directors’ approval. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in mid 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

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

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2009:

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Long-term debt [1]	$457,000	$4,359,000	$-	$-	$4,819,000

Capital lease obligations	846,000	69,000	-	-	915,000

Operating leases	160,000	284,000	93,000	-	537,000

Purchase obligations [2]	5,018,000	729,000	-	-	5,747,000

Other long-term obligations	-	1,114,000	405,000	2,006,000	3,525,000

Total obligations	$6,481,000	$6,555,000	$498,000	$2,006,000	$15,540,000

[1]	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and a promissory note.

[2]	Purchase obligations include commitments for consulting, laboratory, drilling, and equipment purchases.

G.            Safe Harbor

Not applicable.

ITEM 6              Directors, Senior Management and Employees

A.            Directors, Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexicana el Rosario	Present Position Alberta Subsidiary	Present Position Metalicos de Durango	Present Position Minera de Villa Seca
Kaare G. Foy	Executive Chairman, Director	President, Director	Director	President, Director	President, Director
Robert A. Archer	President, CEO, Director	Secretary, Director	n/a	Secretary, Director	Secretary, Director
Malcolm A. Burne	Director	n/a	Director	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a	n/a
Martin B. Carsky	Director	n/a	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	n/a	n/a	n/a	n/a
Francisco Ramos Sanchez	Vice President - Business Development	Director	n/a	Director	Director
Robert Brown	Vice President - Exploration	n/a	n/a	n/a	n/a
Sergio Rios Martinez	Vice President - Corporate Relations	n/a	n/a	n/a	n/a
Charles Brown	Chief Operating Officer	Chief Operating Officer	n/a	Chief Operating Officer	Chief Operating Officer
Raakel Iskanius	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer

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

Mr. Foy is also Executive Chairman and a director of Cangold Limited, the President of Oceanic Management Limited, and a director of Golden Prospect Precious Metals Limited, a CISX-listed company.

Robert A. Archer

As our President, Chief Executive Officer and a director, Mr. Archer is responsible for the day-to-day operations of our Company and for the development of our strategic direction. He is also responsible for the management and supervision of the affairs and business in Mexico.

Mr. Archer has more than 30 years experience working for mining companies throughout North America, including Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc. He also served as President of Consolidated Magna Ventures Ltd.

Mr. Archer is the President of R. A. Archer & Associates and Platoro Resource Corp. He also serves as President and Chief Executive Officer and is a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. He is also a non-executive director of Altair Ventures Incorporated, a company publicly listed on the TSX Venture Exchange.

Malcolm A. Burne

Mr. Burne was our Chairman, President and Chief Executive Officer from June 3, 1987 until April 27, 2004. Mr. Burne has been a director since June 3, 1987. As a non-executive director, he is also a member of our Audit Committee.

A self-employed business banker for many years, and formerly Executive Chairman of the Australian Bullion Company Pty. Ltd., Malcolm Burne is also a director of the following public companies: Jubilee Platinum PLC, Cangold Limited, Golden Prospect Precious Metals Limited, African Aura Mining Inc., Community Watch PLC, Far East Resources Limited, Rivington Steel Holdings Limited, The Venture Capital Exchange Limited, and West End TST Limited, a publicly listed mineral investments and gold fund company.

Mr. Burne is an independent director.

John T. Kopcheff

Mr. Kopcheff has been a director of our Company since August 2001. As a non-executive director, Mr. Kopcheff is the Chairman of the Compensation Committee, and until February 12, 2009, he was the Chairman of our Audit Committee, at which time he stepped down and he is now a member of our Audit Committee.

He is Managing Director of Victoria Petroleum NL, an oil and gas company publicly listed on the main board of the Australian Stock Exchange, and a non-executive director of Greenearth Energy Limited.

Mr. Kopcheff is an independent director.

Martin B. Carsky

Mr. Carsky was appointed director of our Company on February 9, 2009, at which time he was also appointed to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. On February 12, 2009, he was appointed Chairman of the Audit Committee.

He is an experienced financial executive with extensive experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. He is the CEO of CON-SPACE Communications Ltd. a member of the Savox Group of Companies. In addition to Great Panther, he is currently a director and the Chairman of the Audit Committee of Pacific Safety Products Inc., Amato Exploration Ltd., and Cangold Limited. Mr. Carsky holds a Bachelor of Science degree from the University of British Columbia in Vancouver, British Columbia and holds the designation Chartered Accountant.

Mr. Carsky is an independent director.

Wendy Ratcliffe

Ms. Ratcliffe has been our Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our Company and its subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

Ing. Francisco Ramos Sanchez

Ing. Francisco Ramos Sanchez was appointed as Vice President of Business Development in November 2007. He is responsible for seeking out new business opportunities for Great Panther. He was formerly Vice President of Operations from April 2004 through November 2007.

Prior to that, Ing. Ramos was the Vice President, Operations of our subsidiary MMR, since June 1998. With more than 30 years of experience in the mining industry, Ing. Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies in Canada, Mexico and the United States. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V. and Vice President of Operations of Cangold Limited.

Robert Brown

Mr. Brown has been our Vice President, Exploration since April 30, 2004. He is responsible for overseeing all exploration activities undertaken by our Company, and has particular experience in the immediate area of our Company's projects in the Sierra Madre Region of Mexico.

Mr. Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 30 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 15 years, he has held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration. He is also a director of Cangold Limited and the President and a director of Finlay Minerals Limited.

Charles Brown

Mr. Brown has been our Chief Operating Officer since August 2007. He is responsible for overseeing aspects of all mines relating to mining and metallurgy. He is a seasoned professional with more than 30 years experience successfully operating and developing mines both in Canada and internationally, from small gold mines in Ontario and Venezuela to being Managing Director of Tara Mines Ltd in Ireland, where he was responsible for one of the world's largest underground zinc mines.

Prior to joining Great Panther, he was the Project Manager for Newgold Inc. during its underground exploration and development program, leading to the completion of a positive feasibility study.

Mr. Brown graduated from Nottingham University, U.K. with an honours degree in Mining Engineering.

Raakel S. Iskanius

Ms. Iskanius has been our Chief Financial Officer since May 2007. As our CFO, Ms. Iskanius is responsible for all aspects of the Company's financial management, including financial reporting, analysis of operations and regulatory compliance. Ms. Iskanius has more than 19 years of experience as a finance professional with the vast majority of her career spent in natural gas utility and multi-branch sectors. A Chartered Accountant, Ms. Iskanius has worked for companies across North America including Terasen Gas Inc., KPMG and The Loewen Group Inc.

Ms. Iskanius qualified as a Certified General Accountant in 1995 and received her Chartered Accountant designation in 1999. Ms. Iskanius is also the Chief Financial Officer of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

Sergio Rios Martinez

Initially a market research analyst and then a financial planning specialist, Sergio Rios was Mexico's Deputy Trade Commissioner to the United Kingdom in 1989, before becoming the Senior Trade Commissioner in The Hague from 1999 to 2001, in charge of more than ten countries. Most recently, he was the Senior Trade Commissioner for Mexico in Vancouver, Canada from 2001 until mid-2008, in charge of western Canada and the Pacific north-western USA.

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.            Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2009. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last full financial year end, the following persons were or are our directors and executive officers:

Name	Principal Position	From	To
Robert A. Archer	President and Chief Executive Officer Director	April 27, 2004 April 27, 2004	Present Present
Malcolm A. Burne	Director	June 3, 1987	Present
Kaare G. Foy	Executive Chairman Director	April 27, 2004 June 23, 1994	Present Present
John T. Kopcheff	Director	August 16, 2001	Present
A. Michael Turko	Director	July 7, 2006	February 9, 2009
Martin B. Carsky	Director	February 9, 2009	Present
Francisco Ramos Sánchez	Vice President, Business Development Vice President, Operations	November 13, 2007 April 30, 2004	Present November 13, 2007
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Raakel S. Iskanius	Chief Financial Officer	May 22, 2007	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Robert A. Archer	2009	30,000(1)	75,000	nil	425,000	nil	n/a	265,570(2)
Malcolm Burne	2009	30,000(1)	nil	nil	303,000	nil	n/a	nil
Kaare G. Foy	2009	30,000(1)	50,000	nil	325,000	nil	n/a	306,071(3)
John T. Kopcheff	2009	30,000(1)	nil	nil	307,000	nil	n/a	nil
A. Michael Turko	2009	3,333(5)	nil	nil	nil	nil	n/a	nil
Martin B. Carsky	2009	52,167(4)(5)	nil	nil	300,000	nil	n/a	nil
Francisco Ramos Sánchez	2009	180,409	20,000	nil	221,000	nil	n/a	nil
Robert F. Brown	2009	149,400	17,500	nil	200,000	nil	n/a	nil
Charles Brown	2009	192,000	40,000	nil	350,000	nil	n/a	nil
Raakel S. Iskanius	2009	157,500	35,000	nil	350,000	nil	n/a	nil

(1)	Directors' fees.

(2)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(3)	Of this amount, $237,360 was paid for consulting and other benefits and $68,711 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(4)	Of this amount, $36,667 was paid for director’s fees and $15,500 was paid for work performed as a member of a special board committee formed to review merger and acquisition opportunities.

(5)	A. Michael Turko resigned as director on February 9, 2009. Martin B. Carsky was appointed a director on February 9, 2009.

Compensation of Directors

During the financial year ended December 31, 2009, the remuneration paid or accrued to directors in their capacity as directors of our Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
Martin B. Carsky	$52,167
A. Michael Turko	$3,333

We have an incentive stock option plan in which directors are eligible to participate. Stock options were granted to directors during the year ended December 31, 2009 as outlined in the Summary Compensation Table.

C.            Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 30, 2009.

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

D.            Employees

During the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007, we had direct employees as outlined below:

Company	2009	2008	2007
Great Panther Silver Limited.	14	10	15
Minera Mexicana el Rosario, S.A. de C.V.	Nil	Nil	Nil
Metalicos de Durango, S.A. de C.V.	81	46	46
Minera de Villa Seca, S.A. de C.V.	63	54	56
Exploraciones Mineras el Rosario, S.A. de C.V.	0 [1]	4	17
TOTAL	158	114	134

1

On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V.

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

The following table sets out, as at March 17, 2010, the number of securities beneficially owned by our directors and officers, whom, to our knowledge, possess sole voting and investment power with respect to the securities shown:

	Number of Securities
Name of Beneficial Holder	Beneficially Owned	Percentage (1)
Robert A. Archer	2,175,100	1.67%
Charles P. Brown	848,000	0.65%
Robert F. Brown	362,500	0.28%
Malcolm A. Burne	868,033	0.67%
Martin B. Carsky(2)	300,000	0.23%
Kaare G. Foy	541,600	0.42%
Raakel S. Iskanius	320,000	0.24%
John T. Kopcheff	612,000	0.47%
Francisco Ramos Sanchez	1,496,000	1.15%
Wendy M. Ratcliffe	302,500	0.23%
Sergio Rios Martinez	100,000	0.08%

(1)	Based on the following securities issued and outstanding as at March 17, 2010:
	-	113,350,512 common shares;
	-	7,091,500 incentive stock options, all exercisable within 60 days of March 17, 2010, for the purchase of up to 7,091,500 common share; and
	-	9,731,900 warrants, all exercisable within 60 days of March 17, 2010, for the purchase of up to 9,731,900 common shares.
(2)	Appointed as director on February 9, 2009.

The voting rights attached to the common shares owned by our directors and officers do not differ from those voting rights attached to shares owned by people who are not directors or officers of our Company.

As at March 17, 2010, our directors and officers held, as a group, directly or indirectly, an aggregate of 3,916,233 common shares, 3,961,000 options exercisable within 60 days and 48,500 warrants exercisable within 60 days.

The total number of options outstanding as at March 17, 2010, all exercisable within 60 days, granted to our directors and officers are set out below:

Number of Options
Name	Outstanding	Exercise Price	Expiry Date
Robert A. Archer	100,000 125,000 250,000 175,000	$0.45 $0.90 $0.45 $0.70	July 26, 2010 January 5, 2011 February 8, 2014 September 3, 2014
Charles P. Brown	150,000 125,000 75,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014
Robert F. Brown	100,000 150,000 50,000	$0.90 $0.45 $0.90	January 5, 2011 February 8, 2014 December 2, 2014
Malcolm A. Burne	100,000 125,000 253,000 50,000	$0.45 $0.90 $0.45 $0.70	July 26, 2010 January 5, 2011 February 8, 2014 September 3, 2014
Martin B. Carsky	150,000 50,000 100,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014
Kaare G. Foy	205,000 75,000	$0.90 $0.70	January 5, 2011 September 3, 2014
Raakel Iskanius	50,000 125,000 75,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014
John T. Kopcheff	100,000 125,000 257,000 50,000	$0.45 $0.90 $0.45 $0.70	July 26, 2010 January 5, 2011 February 8, 2014 September 3, 2014
Francisco Ramos Sanchez	75,000 125,000 221,000	$0.45 $0.90 $0.45	July 26, 2010 January 5, 2011 February 8, 2014
Wendy M. Ratcliffe	25,000 25,000 200,000	$0.45 $0.90 $0.45	July 26, 2010 January 5, 2011 February 8, 2014
Sergio Rios Martinez	50,000 50,000	$0.45 $0.90	February 8, 2014 December 2, 2014

The total number of warrants outstanding as at March 17, 2010, all exercisable within 60 days, issued to our directors and officers are set out below:

	Number of Warrants
Name	Outstanding	Exercise Price	Expiry Date
Charles P. Brown	36,000	$0.90	November 17, 2011
Raakel Iskanius	7,500	$0.90	November 17, 2011
Wendy Ratcliffe	5,000	$0.90	November 17, 2011

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

The total number of options outstanding as at March 17, 2010, granted to our directors and executive officers as a group, to our non-executive officers as a group, to our employees as a group and to our consultants as a group, are set out below:

Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Directors and Executive Officers	375,000 805,000 1,481,000 650,000 300,000	$0.45 $0.90 $0.45 $0.70 $0.90	July 26, 2010 January 5, 2011 February 8, 2014 September 3, 2014 December 2, 2014

Non-executive Officers	25,000 25,000 250,000 50,000	$0.45 $0.90 $0.45 $0.90	July 26, 2010 January 5, 2011 February 8, 2014 December 2, 2014

Employees	958,000 465,000 230,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014

Consultants	650,000 160,000 255,000 150,000 275,000	$0.45 $0.45 $0.52 $0.70 $0.90	February 8, 2014 February 29, 2012 March 25, 2011 September 3, 2014 December 3, 2010

ITEM 7              Major Shareholders and Related Party Transactions

A.            Major Shareholders

As of February 28, 2010, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 113,350,512 common shares issued and outstanding. Of those common shares, 104,076,022 common shares were registered to Canadian residents (26 shareholders); 7,832,326 common shares were registered to residents of the United States (97 shareholders); and 1,442,164 common shares were registered to residents of other foreign countries (22 shareholders). There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

B.            Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2009 fiscal year to the date of this annual report between our Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual's family; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2009, we entered into the following transactions with related parties:

	2009	2008	2007

Consulting fees paid or accrued to companies controlled by directors of the Company	$648,402	$595,823	$539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 - $314,435; 2007 - $74,401) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $147,273 (2008 - $61,720, 2007- $400,742).

ITEM 8              Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report, under item 17 “Financial Statements”:

-	Report of Independent Registered Public Accounting Firm dated March 10, 2010.

-	Consolidated balance sheets for the fiscal years ended December 31, 2009, and 2008.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2009, 2008, and 2007.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2009, 2008, and 2007.

-	Notes to consolidated financial statements

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our Company's financial statements since the financial year ended December 31, 2009.

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

On February 28, 2006, we were elevated to Tier 1 of the TSX Venture Exchange.

On November 3, 2006, we received conditional approval for our TSX listing.

On November 14, 2006, our common shares became listed on the TSX.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2005	$1.17	$0.36
December 31, 2006	$2.79	$0.80
December 31, 2007	$2.53	$1.07
December 31, 2008	$1.72	$0.18
December 31, 2009	$0.97	$0.26

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2008	$1.72	$0.85
June 30, 2008	$1.48	$1.05
September 30, 2008	$1.24	$0.52
December 31, 2008	$0.70	$0.18
March 31, 2009	$0.52	$0.26

Quarter Ended	High	Low
June 30, 2009	$0.67	$0.42
September 30, 2009	$0.97	$0.46
December 31, 2009	$0.90	$0.67

The high and low market prices for our common shares for each of the most recent six months, from September, 2009 through February, 2010 were as follows:

Month Ended	High	Low
September 30, 2009	$0.97	$0.52
October 31, 2009	$0.90	$0.70
November 30, 2009	$0.88	$0.69
December 31, 2009	$0.89	$0.79
January 31, 2010	$1.12	$0.81
February 28, 2010	$0.91	$0.76

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common shares trade on the Toronto Stock Exchange (TSX) under the symbol "GPR" effective November 14, 2006. Our CUSIP number is 39115V 101.

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

On January 23, 2009, we closed a private placement offering of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 per share until January 22, 2010. The Company authorized and created 169,050 non-transferable share purchase warrants (the “Finder’s Warrants”) to purchase up to 169,050 common shares and entitling the holder to purchase one common share at a price of $0.35 until January 22, 2010.

On November 17, 2009, we closed an equity offering of 17,617,500 units of the Company (“Units”) at a price of $0.70 per Unit to raise gross proceeds of $12,332,250. Each Unit comprised of one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to purchase one common share of the Company at a price of $0.90 per share until November 17, 2011. The Company authorized and created non-transferable share purchase warrants (the “Agents’ Warrants”) to purchase up to 6% of the Units sold, net of sales arranged by the Company. Each Agents’ Warrants entitles the holder to purchase one common share at a price of $0.90 until November 17, 2011.

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

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year by year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income.

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant does not believe that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which our Company qualifies as a PFIC on his pro-rata share of our company’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which our Company is a PFIC.

If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, our Company qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if our Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

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

If, our Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant’s common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our Company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

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

Comparative foreign exchange rates as at December 31, 2009 and 2008 are as follows:

	2009	2008

MXN Peso to CDN Dollar	0.080	0.089

US Dollar to CDN Dollar	1.051	1.218

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

The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2009, the Company held $12,379,172 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2009, market prices were US$16.99/oz for silver, US$1,140/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc.

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

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2009.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2009 CAD to USD exchange rate of 0.951.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2009 CAD to Mexican peso exchange rate of 12.481.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc as of December 31, 2009.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets

Cash and cash equivalents
CAD	12,026	(120)	120	-	-	-	-
USD	1,248	(12)	12	139	(113)	-	-
Pesos	38	-	-	4	(3)	-	-
Amounts receivable
USD	1,026	-	-	114	(93)	(98)	98
Pesos	4,407	-	-	490	(401)	(250)	250

Financial liabilities
Accounts payable and accrued liabilities
USD	254	-	-	(28)	23	-	-
Pesos	1,851	-	-	(206)	168	-	-
Capital lease obligation
USD	863	-	-	(96)	78	-	-
Total Increase (Decrease)		(132)	132	417	(341)	(348)	348

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009. The attestation report is included with the consolidated financial statements in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

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

ITEM 16B        Code of Ethics

Code of Ethics

Effective June 30, 2005 our Company's Board of Directors adopted a Code of Ethic and Business Conduct (the “Code”) that applies to, among other persons, our Company’s Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller.

The Code was amended and updated on September 16, 2008, to describe the process to be taken if a manager or supervisor directs another employee to disregard Company policy or internal controls and designates the Business Ethics Officer as the main contact for reports of violations of the Code.

The Code is available on our website at http://www.greatpanther.com/.

ITEM 16C        Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2009. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2009 annual financial statements included in this annual report for the year ended December 31, 2009 were $350,000, of which $270,000 relates to the year-end audit and $80,000 relates to review of interim periods in connection with the short form prospectus. For the year ended December 31, 2008, the audit fees were $303,000.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $5,000 for the year ended December 31, 2009 and $nil for the year ended December 31, 2008.

The aggregate fees billed by KPMG Mexico for professional services rendered for the Mexican statutory audits of our subsidiaries’ annual financial statements included in this annual report was $nil for the year ended December 31, 2009 and US$44,750 for the year ended December 31, 2008.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $5,000 for the year ended December 31, 2009, compared to $3,500 for the year ended December 31, 2008. The aggregate fees billed for certification of the Company’s Value Added Tax receivable by KPMG Mexico in December 31, 2008 was US$17,500.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $6,000 for the year ended December 31, 2009 and $31,642 for the year ended December 31, 2008.

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

Not Applicable.

ITEM 16E         Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F         Change in Registrant’s Certifying Accountant

Not Applicable.

PART III

ITEM 17            Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 10, 2010.

-	Consolidated balance sheets for the fiscal years ended December 31, 2009 and 2008.

-	Consolidated statements of operations and comprehensive loss and deficit for the fiscal years ended December 31, 2009, 2008, and 2007.

-	Consolidated statements of cash flows for the fiscal years ended December 31, 2009, 2008, and 2007.

-	Notes to consolidated financial statements

ITEM 18            Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19            Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.5*	Certificate of Name Change to Great Panther Silver Limited

2.	Instruments Defining Rights of Security Holders

2.1	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20- F, filed on August 10, 2004, amended March 7, 2008).

4.	Material Contracts

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

4.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

4.6	Letter of Intent dated January 4, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

4.7	Purchase Agreement dated June 30, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.

4.8	Purchase Agreement dated October 25, 2005 between our Company and the Sociedad Coopertiva Minero Metalúrgics Santa Fe de Guanajuato.

4.9	Letter of Intent dated April 26, 2006 between our Company and Minera Apollo S.A. de C.V.

4.10	Letter of Intent dated December 7, 2006 between our Company and Altair Ventures Incorporated.

4.11	Option Agreement dated February 2, 2007 between our Company and Altair Ventures Incorporated (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

4.12

Shareholder Rights Plan Agreement dated March 7, 2008 between the Company and Computershare Investor Services Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

4.13*	Option Termination and Debt Settlement Agreement with Altair on the San Antonio property dated February 1, 2010.

8.	Subsidiaries

8.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.3	Metalicos de Durango, S.A. de C.V.

8.4	Minera de Villa Seca, S.A. de C.V.

11.	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007 and September 2008).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

15.	Additional Exhibits

15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.3	Map of Topia Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

15.4	Map of Guanajuato Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

15.5	Map of Mapimi Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

* Filed herewith.

__________________________________________________

i This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.

ii This definition was obtained from the Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000

iii October 12, 2006 press release.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on this annual report on its behalf.

Great Panther Silver Limited
(Registrant)

/s/ Robert A. Archer
Robert A. Archer
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Raakel S. Iskanius
Raakel S. Iskanius
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: March 19, 2010

GREAT PANTHER SILVER LIMITED
 (Formerly Great Panther Resources Limited)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 and 2008
Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

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

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 10, 2010	March 10, 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Silver Limited (the “Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 10, 2010

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
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited Great Panther Silver Limited’s (the “Company") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 10, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

December 31, 2009 and 2008

	2009	2008
		(Revised
		note 2(a))

Assets

Current assets:
Cash and cash equivalents	$13,312,091	$606,244
Marketable securities	22,754	6,435
Amounts receivable (note 5)	5,539,238	3,737,925
Income taxes recoverable	342,217	431,523
Inventories (note 6)	1,438,376	945,506
Prepaid expenses, deposits and advances	1,585,069	495,287
	22,239,745	6,222,920

Mineral properties, plant and equipment (note 7)	14,934,521	16,087,761

	$37,174,266	$22,310,681

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,658,024	$4,466,335
Current portion of capital lease obligations (note 18(f))	800,761	436,498
Current portion of promissory note (note 9(a))	121,994	-
Current portion of future income tax liability (note 16)	506,222	-
	4,087,001	4,902,833
Long-term liabilities:
Capital lease obligations (note 18(f))	62,634	456,788
Promissory note (note 9(a))	118,424	-
Convertible loan notes (note 9(b))	3,356,397	4,651,690
Asset retirement obligations (note 10)	1,382,091	1,104,877
Future income tax liability (note 16)	1,311,609	1,376,588
	10,318,156	12,492,776
Shareholders’ equity:
Share capital (note 11(b))	75,910,220	57,865,462
Contributed surplus (note 11(c))	10,268,043	7,724,900
Equity component of convertible loan notes (note 9(b))	1,563,000	2,569,000
Advances on share subscriptions (note 11(f))	-	85,000
Accumulated other comprehensive income (loss) (note 12)	(22,773)	(37,592)
Deficit	(60,862,380)	(58,388,865)
	26,856,110	9,817,905
Nature of operations (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 20)

	$37,174,266	$22,310,681

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		note 2(a))

Revenues:
Mineral sales	$31,731,715	$22,445,438	$15,523,094
Cost of sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657
	14,964,032	4,301,215	1,370,437
Expenses:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Accretion on asset retirement obligation (note 10)	277,214	281,677	22,704
Mineral property exploration expenditures (note 8)	1,581,955	6,327,926	6,803,104
General and administrative	5,802,508	5,965,595	4,672,362
Stock-based compensation (note 11(d))	2,377,927	1,608,271	1,129,500
	13,616,400	18,468,498	16,231,338
	1,347,632	(14,167,283)	(14,860,901)

Other income (expenses):
Interest income	58,955	240,929	207,892
Interest expense	(1,168,799)	(1,155,197)	(1,035,577)
Debt settlement expense (note 9(b)(i))	(51,165)	-	-
Foreign exchange gain (loss)	(383,400)	113,042	(1,440,802)
Gain (loss) on disposal of fixed assets	(2,014)	31,168	-
	(1,546,423)	(770,058)	(2,268,487)

Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)

Recovery of (provision for) income taxes (note 16)	(668,060)	1,176,515	(2,571,473)

Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Other comprehensive income (loss), net of tax: Unrealized gain (loss) on marketable securities	14,819	(43,537)	5,945

Comprehensive loss for the year	$(852,032)	$(13,804,363)	$(19,694,916)

Basic and diluted loss per share	$(0.01)	$(0.17)	$(0.27)

Weighted average number of shares	90,210,438	81,321,733	72,227,455

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		note 2(a))

Deficit, beginning of year	$(58,388,865)	$(44,628,039)	$(24,927,178)
Settlement of convertible note (note 9(b)(i))	(1,606,664)	-	-
Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Deficit, end of year	$(60,862,380)	$(58,388,865)	$(44,628,039)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		Note 2(a))

Cash flows provided by (used in) operating activities:
Loss for the year	$(866,851)	$(13,760,826)	$(19,700,861)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Foreign exchange (gain) loss on debt	(73,037)	133,612	(778)
Foreign exchange (gain) loss on future income tax	(161,828)	-	-
Stock-based compensation	2,377,927	1,608,271	1,129,500
Shares issued for mineral exploration expenditures	-	191,568	246,000
Shares received for mineral exploration expenditures	(1,500)	(10,177)	(33,850)
Future income tax	603,070	(1,044,916)	2,421,504
Interest accretion on debt discount	-	11,154	259,355
Interest accretion on convertible notes payable	627,755	623,079	377,812
Debt settlement expense	51,165	-	-
Interest on capital lease obligation	-	24,438	-
Accretion on asset retirement obligations	277,214	281,677	22,704
Write-down of inventory	-	240,810	-
Loss (gain) on disposal of capital assets	2,014	(31,168)	-
	6,412,725	(7,447,449)	(11,674,946)
Changes in non-cash operating working capital:
Amounts receivable	(1,801,313)	2,277,611	(2,384,389)
Inventories	(471,155)	(357,566)	(143,346)
Prepaid expenses and deposits	(1,089,782)	371,085	245,025
Accounts payable and accrued liabilities	(1,840,322)	1,959,822	1,930,532
Income taxes	89,306	(68,303)	(490,695)
Net cash provided by (used in) operating activities	1,299,459	(3,264,800)	(12,517,819)

Cash flows provided by (used in) investing activities:
Mineral properties and capital expenditures	(1,762,302)	(1,927,624)	(3,328,413)
Proceeds from disposal of capital assets	5,177	100,614	-
Net cash used in investing activities	(1,757,125)	(1,827,010)	(3,328,413)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	(104,898)	(1,456,893)
Repayment of capital lease obligations	(364,745)	(180,985)	-
Repayment of promissory note	(9,840)	-	-
Proceeds from advances on share subscriptions	-	85,000	-
Proceeds from exercise of warrants	519,153	142,710	8,725,054
Proceeds from exercise of options	730,859	398,250	678,000
Proceeds from issuance of convertible notes	-	-	4,050,000
Issuance of shares for cash, net of issue costs	12,288,086	-	-
Net cash provided by financing activities	13,163,513	340,077	11,996,161

Increase (decrease) in cash and cash equivalents	12,705,847	(4,751,733)	(3,850,071)

Cash and cash equivalents, beginning of year	606,244	5,357,977	9,208,048

Cash and cash equivalents, end of year	$13,312,091	$606,244	$5,357,977

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Supplementary cash flow information:
Income taxes received	$24,316	$63,296	$-
Income taxes paid	-	-	640,664
Interest expense paid	366,202	496,526	330,517
Interest income received	58,955	250,317	198,504

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation	-	(277,971)	986,182
Assumption of capital lease obligation on purchase of equipment	407,891	785,047	-
Value added tax on capital lease obligation	80,348	136,293	-
Warrants issued for financing fee (note 11(b))	442,334	-	-
Issuance of shares pursuant to mineral property option agreements	-	191,568	246,000
Issuance of promissory note for equipment (note 9(a))	250,258	-	-
Shares issued on conversion of convertible note (note 9(b)(i))	4,586,877	-	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

1.	Nature of operations:

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure is involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies:

	(a)	Revision:

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

	(b)	Basis of presentation and principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., and Minera de Villa Seca, S.A. de C.V. On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 21.

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

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

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

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

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

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2009, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

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

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(k)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

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

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

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

Loans and receivables include amounts receivable and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, promissory note and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

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

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

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

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

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

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

	(a)	Goodwill and Intangible Assets:

The Canadian Accounting Standards Board (“AcSB”) issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operating results of the Company as a result of the adoption of this standard.

	(b)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

In January 2009, the AcSB issued EIC 173 which requires the Company to consider its own credit risk and the credit risk of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a material impact on the valuation of the financial assets and financial liabilities of the Company.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	EIC 174 – Mining Exploration Costs:

In March 2009, the AcSB issued EIC 174 which provides guidance on the capitalization of mining exploration costs, particularly when mineral reserves have not been established and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The guidance provided by EIC 174 has been applied in the preparation of these financial statements and did not have a material impact on the valuation of the Company’s mineral properties.

(d)	Fair Value Hierarchy:

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or “inputs,” that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not have a material impact on the financial results of the Company. These disclosures are presented in note 14.

(e)	Financial Instruments – Recognition and Measurement:

During the year, the AcSB amended CICA 3855 to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA 3025; (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances; (iv) provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category; and (v) to clarify the application of the effective interest rate method after a debt instrument has been impaired. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

4.	Recent accounting pronouncements:

	(a)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

	(b)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010. The execution of the Company’s IFRS conversion plan is underway, including the evaluation of financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

5.	Amounts receivable:

	2009	2008

Trade accounts receivable	$3,471,546	$1,693,512
Value added tax recoverable	2,023,878	2,223,757
Other	251,388	123,782
	5,746,812	4,041,051

Allowance for doubtful amounts	(207,574)	(303,126)

	$5,539,238	$3,737,925

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2009	2008

Finished product - concentrates	$410,628	$506,383
Ore stockpile	80,298	7,026
Materials and supplies	680,724	672,907
Silver bullion	266,726	-
	1,438,376	1,186,316
Write-down of finished product to net realizable value	-	(240,810)

	$1,438,376	$945,506

The amount of inventory recognized as an expense for the years ended December 31, 2009 and 2008 is represented by the amount of cost of sales before reversals of inventory write-downs. For the year ended December 31, 2009, the Company recognized in cost of sales the reversal of the write-down of finished product to net realizable value in the amount of $240,810 (2008 – nil).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	2009	2008

Topia mine:
Mineral properties	$3,115,340	$2,731,978
Plant and equipment	6,131,575	5,847,432
Buildings and mobile equipment	395,716	395,716
Land	13,544	-
Asset retirement obligations (note 10)	231,439	231,439
	9,887,614	9,206,565
Accumulated depreciation and depletion	(4,651,464)	(3,838,616)
	5,236,150	5,367,949

Guanajuato mine:
Mineral properties	4,450,292	4,130,020
Plant and equipment	7,791,861	6,504,682
Buildings and mobile equipment	1,776,685	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations (note 10)	569,057	569,057
	17,432,784	15,760,051
Accumulated depreciation and depletion	(7,957,998)	(5,333,231)
	9,474,786	10,426,820

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated depreciation of $283,944 (2008 - $208,299)	155,043	224,450

	$14,934,521	$16,087,761

(a)	Topia mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

(b)	Guanajuato mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	Arcoiris concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The Arcoiris concession is contiguous with the existing Topia mine property.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(d)	Fundiciones property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and will facilitate any future expansion of the plant facilities.

(e)	La Prieta concession:

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $346,652 (US$330,000). US$300,000 was paid on closing with the remaining US$30,000 due on March 31, 2010. The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total

Analysis	$-	$-	$18,412	$25,577	$-	$3,727	$47,716

Drilling	-	-	292,730	-	-	-	292,730

Field costs	-	-	37,758	-	-	-	37,758

Geology	-	-	305,009	264,082	-	84,647	653,738

Project administration	30,197	-	6,947	94,059	-	34,616	165,819

Mine exploration costs	-	-	464,561	-	-	-	464,561

	30,197	-	1,125,417	383,718	-	122,990	1,662,322

Cost recoveries	(80,367)	-	-	-	-	-	(80,367)

	(50,170)	-	1,125,417	383,718	-	122,990	1,581,955

Cumulative expenditures, beginning of year	166,591	489,654	8,201,181	6,291,494	369,788	5,205,581	20,724,289

Cumulative expenditures, end of year	$116,421	$489,654	$9,326,598	$6,675,212	$369,788	$5,328,571	$22,306,244

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b))	Note 8(c)	Total

Option payments:	Cash	$-	$-	$-	$-	$-	$375,280	$375,280

	Shares	-	-	-	-	-	191,568	191,568

Analysis		-	-	44,624	210,420	-	117,761	372,805

Drilling		-	-	302,427	890,951	-	643,106	1,836,484

Field costs		1,176	-	35,697	15,060	-	54,774	106,707

Geology		5,180	-	267,517	694,985	-	557,585	1,525,267

Project administration		32,558	-	16,083	222,159	-	182,021	452,821

Mine exploration costs		-	-	1,549,391	-	-	-	1,549,391

		38,914	-	2,215,739	2,033,575	-	2,122,095	6,410,323

Cost recoveries		(82,397)	-	-	-	-	-	(82,397)

		(43,483)	-	2,215,739	2,033,575	-	2,122,095	6,327,926

Cumulative expenditures, beginning of year		210,074	489,654	5,985,442	4,257,919	369,788	3,083,486	14,396,363

Cumulative expenditures, end of year		$166,591	$489,654	$8,201,181	$6,291,494	$369,788	$5,205,581	$20,724,289

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total

Option payments:	Cash	$49,119	$102,721	$-	$-	$-	$216,623	$368,463

	Shares	-	-	-	-	-	246,000	246,000

Analysis		19,588	-	51,098	293,759	-	160,448	524,893

Drilling		161,212	-	766,273	816,417	-	928,912	2,672,814

Field costs		315,688	-	111,448	3,007	-	171,758	601,901

Geology		31,582	-	323,649	750,145	-	459,351	1,564,727

Project administration		30,132	-	16,490	52,024	-	133,577	232,223

Mine exploration costs		-	-	1,223,200	-	-	-	1,223,200

		607,321	102,721	2,492,158	1,915,352	-	2,316,669	7,434,221

Cost recoveries		(631,117)	-	-	-	-	-	(631,117)

		(23,796)	102,721	2,492,158	1,915,352	-	2,316,669	6,803,104

Cumulative expenditures, beginning of year		233,870	386,933	3,493,284	2,342,567	369,788	766,817	7,593,259

Cumulative expenditures, end of year		$210,074	$489,654	$5,985,442	$4,257,919	$369,788	$3,083,486	$14,396,363

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(a)	Santo Nino project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company was granted ownership to the Santo Nino mining concession located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2009, US$60,000 and 200,000 shares of Altair have been received in accordance with the agreement. There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2009.

On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

(b)	Virimoa Project:

On June 13, 2005, the Company signed an option agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa property located in the Topia mining district in the state of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company, US$50,000 was paid and 150,000 shares issued.

(c)	Mapimi Project:

On September 9, 2009, the Company terminated its option agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico. As at December 31, 2009, cumulative expenditures on the Mapimi Project were $5,328,571.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

9.	Long-term debt:

(a)	Promissory note:

	2009	2008

Promissory note	$240,418	$-

Current portion	121,994	-

	$118,424	$-

On September 10, 2009, the Company committed to purchase equipment by making equal blended monthly payments of $11,092 for 24 months, commencing on the first day of the month after delivery of the equipment under the terms of the promissory note. The promissory note bears interest at 6% per annum, compounded and calculated semi-annually and is secured by the equipment. Interest paid on the promissory note totaled $1,251 in 2009 (2008 – nil).

(b)	Convertible loan notes:

	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 26.8%. (note 9(b)(i))	$-	$1,680,550

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%. (note 9(b)(ii))	3,356,397	2,971,140

	$3,356,397	$4,651,690

(i)

On March 8, 2006, the Company issued a $2,020,000 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at a price of $1.32 per share at the holder’s option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,586,877. The Company recorded debt settlement expense of $51,165 in earnings and a conversion premium of $1,606,664 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242,497 (2008 - $282,043).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2009 was $385,258 (2008 - $341,036).

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

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2009	2008

Balance, beginning of year	$1,104,877	$1,101,171

Changes in cash flow estimates	-	(277,971)
Accretion expense	277,214	281,677

Balance, end of year	$1,382,091	$1,104,877

The provision for asset retirement obligations is based on the following assumptions:

•	There has been no change in the Company’s assessment of its asset retirement obligation during the year ended December 31, 2009.

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,893,000 (2008 – US$2,893,000).

•

The expected timing of payments totaling US$2,893,000 is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 2 years for Guanajuato and 6 years for Topia in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (2008 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

11.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

	Number of	Stated
	common shares	value

Balance, January 1, 2007	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	56,988,447

Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	157,896
Repricing of broker warrants	-	(13,409)

Balance, December 31, 2008	81,654,521	57,865,462

Exercise of “L” warrants	1,385,000	484,750
Exercise of finder’s warrants	98,294	34,403
Exercise of stock options	1,618,575	730,859
Private placement at $0.20 per unit, net of costs (note 11(b)(i))	5,125,000	969,549
Issue of agent warrants (note 11(b)(i))	-	(22,902)
Short form prospectus financing at $0.70 per unit, net of costs (note 11(b)(ii))	17,617,500	11,403,536
Issue of agent warrants (note 11(b)(ii))	-	(419,432)
Issue of shares for convertible note (note 9(b)(i))	3,740,741	4,586,877
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	277,118

Balance, December 31, 2009	111,239,631	$75,910,220

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprised one common share and one-half of one non-transferable share purchase warrant (Series “L” Warrants). The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010 (note 11(e)).

The Company also issued 169,050 finders’ warrants, which were also exercisable at $0.35 until January 22, 2010 (note 11(e)). The fair value of the finder’s warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On November 17, 2009, the Company issued 17,617,500 units by short form prospectus financing at $0.70 per unit for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus are free trading from the closing date. Each unit comprised one common share and one-half of one transferable share purchase warrant (Series “S” Warrants). Each whole warrant is exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90.

The Company also issued 963,150 agents’ warrants, which are also exercisable at $0.90 until November 17, 2011 (note 11(e)). Each agents’ warrant is exercisable to purchase one common share for a period of 24 months from the closing date. The fair value of the agents’ warrants of $419,432 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed surplus:

Stated value

Balance, January 1, 2007	$6,077,864

Reclassification to common shares on exercise of options and warrants	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance, December 31, 2007	6,261,116

Reclassification to common shares on exercise of options and warrants	(157,896)
Stock-based compensation	1,165,121
Repricing of agent warrants	13,409
Repricing of stock options	443,150

Balance, December 31, 2008	7,724,900

Reclassification to common shares on exercise of options and warrants	(277,118)
Issue of agent warrants (note 11(b)(i) and (ii))	442,334
Stock-based compensation	2,377,927

Balance, December 31, 2009	$10,268,043

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

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

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2009, nil (2008 – nil; 2007 – 35,000) common shares were issued upon cashless exercises.

The continuity of common stock options for 2009 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2008	Granted	Cancelled	Expired	Exercised	2009
0.45	February 8, 2009	490,000	-	-	(490,000)	-	-
0.52	April 5, 2009	30,000	-	-	(30,000)	-	-
0.45	May 25, 2009	40,000	-	-	(40,000)	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 6, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 5, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 8, 2014	-	5,752,700	(200,000)	-	(1,608,575)	3,944,125
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000
0.70	September 3, 2014	-	1,300,000	-	-	(10,000)	1,290,000
0.90	December 3, 2010	-	275,000	-	-	-	275,000
0.90	December 2, 2014	-	580,000	-	-	-	580,000

		6,521,700	8,377,700	(4,806,700)	(560,000)	(1,618,575)	7,914,125

Weighted average exercise price		$1.16	$0.54	$1.34	$0.45	$0.45	$0.59

As at December 31, 2009, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2009 is 3.43 years.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(ii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

(iii)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(iv)

On September 4, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 1,300,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.70 per share.

(v)

On December 3, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 855,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years for employees, directors and officers and exercisable for a period of one year for consultants from the date of grant at a price of $0.90 per share.

The continuity of common stock options for 2008 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	-	(400,000)	-	-
1.42	December 6, 2011	2,105,000	-	(420,000)	-	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	-	100,000
1.42	June 5, 2012	375,000	-	(125,000)	-	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	-	525,000
1.42	April 30, 2010	-	350,000	-	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	-	125,000

		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.64	$2.65	$0.86	$1.16

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

The continuity of common stock options for 2007 is as follows:

		Balance						Balance
Exercise		January 1,				Cashless		December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercise	Exercised	2007
0.45	February 8, 2009	490,000	-	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	-	400,000
2.65	December 6, 2011	2,295,000	-	(190,000)	-	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	-	115,000
2.00	June 5, 2012	-	525,000	(150,000)	-	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	-	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$1.50	$2.09	$2.40	-	$0.90	$0.67	$1.71

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2009, the Company recorded compensation expense for the fair value of stock options of $2,377,927 (2008 - $1,608,271, 2007 - $1,129,500) for stock options that were granted during the year. The weighted average fair value of options granted during 2009 was $0.28 (2008 - $0.32, 2007 - $0.91) . The fair value per option was determined using the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	2.0%	3.0%	4.4%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.7 years	4.1 years	5.0 years
Volatility	90.7%	66.6%	64.0%

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(e)	Warrants:

The continuity of warrants for 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	(1,385,000)	-	1,177,500
Series “S” Warrants	0.90	November 17, 2011	-	8,808,750	-	-	8,808,750
Finder’s Warrants	0.35	January 22, 2010	-	169,050	(98,294)	-	70,756
Agent Warrants	0.90	November 17, 2011	-	963,150	-	-	963,150

			-	12,503,450	(1,483,294)	-	11,020,156

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

The continuity of warrants for 2007 is as follows:

			Balance				Balance
			January 1,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(3,906,200)	-	-
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(200,920)	-	-
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(5,034,300)	-	-
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(553,084)	-	-
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(9,694,504)	-	4,101,374

(f)	Advances on share subscriptions

As at December 31, 2009, the Company received $nil (2008 - $85,000) in advances on share subscriptions to be applied to future private placements. The 2008 advances were restricted as of December 31, 2008 and were applied against the January 23, 2009 private placement (note 11(b)(i)).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(g)	Shareholder Rights Plan

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

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	Accumulated other comprehensive income (loss):

	2009	2008

Balance, beginning of year	$(37,592)	$5,945

Unrealized gain (loss) on marketable securities	14,819	(43,537)

Balance, end of year	$(22,773)	$(37,592)

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

13.	Capital management:

The Company’s objectives when managing capital are to:

	•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

	•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

	•	maintain investor, creditor and market confidence to sustain future development of the business; and

	•	provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates along with working capital are sufficient to finance the operations of the producing properties, as well as fund overhead and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2009, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2009, total managed capital was $18,004,229, comprised of:

	December 31,	December 31,
	2009	2008

Total debt (1)	$4,460,210	$5,544,976
Less: Cash	13,312,091	606,244
Net debt (cash)	(8,851,881)	4,938,732

Shareholders’ equity	26,856,110	9,817,905

Adjusted capital	$18,004,229	$14,756,637

Debt to adjusted capital ratio	(0.49)	0.33

(1)      Includes current and long term portions of capital lease obligation and promissory note and convertible loan note

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 18(f)). The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

loan covenants or capital ratios. During the year ended December 31, 2009, the Company met all externally imposed capital and debt repayment requirements.

14.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2009. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2009. The fair value of the convertible notes at December 31, 2009 is $3,564,370 as determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 1.5%, volatility of 114.6%, dividends paid of 0.0%, and an expected life of the options of 1.5 years. The carrying value of the convertible notes at December 31, 2009 is $3,356,397.

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

During 2009, CICA Section 3862, Financial Instruments - Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2009 (1):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,312,091	$-	$-	$13,312,091
Marketable securities	22,754	-	-	22,754
	$13,334,845	$-	$-	$13,334,845

(1)	Information for the year ended December 31, 2008 has not been presented in the table because comparative information is not required in the year of adoption.

For the year ended December 31, 2009, a mark-to-market gain of $14,819 (2008 – ($43,537)) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

15.	Financial risk exposure and risk management:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debts except for the equipment in note 9(a). The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $207,574 has been provided for potentially uncollectible VAT as at December 31, 2009. With respect to trade receivables, our customers are large, multinational corporations and have conducted business in Mexico for a number of years. At December 31, 2009, the trade accounts receivable balance totaled $3,471,546 (2008 - $1,693,512), all of which has been collected as at February 28, 2010. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2009, cash flows provided by operations, receipt of trade and VAT receivables, proceeds from the January 23, 2009 equity financing and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturity of the Company’s convertible loan notes and capital lease obligations are disclosed in notes 9(b) and 18(f). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

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

Comparative foreign exchange rates as at December 31, 2009 are as follows:

	December 31,	December 31,
	2009	2008

MXN Peso to CDN Dollar	0.080	0.089
US Dollar to CDN Dollar	1.051	1.218

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2009, the Company held $12,379,172 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2009, market prices were US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc.

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

•	A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2009.

•	Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2009 CAD to USD exchange rate of 0.951.

Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2009 CAD to Mexican peso exchange rate of 12.481.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

•	A parallel shift of +10%/-10% from the prevailing commodity prices of US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc as of December 31, 2009.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets

Cash and cash equivalents
CAD	12,026	(120)	120	-	-	-	-
USD	1,248	(12)	12	139	(113)	-	-
Pesos	38	-	-	4	(3)	-	-
Amounts receivable
USD	1,026	-	-	114	(93)	(98)	98
Pesos	4,407	-	-	490	(401)	(250)	250

Financial liabilities

Accounts payable and accrued liabilities
USD	254	-	-	(28)	23	-	-
Pesos	1,851	-	-	(206)	168	-	-
Capital lease obligation
USD	863	-	-	(96)	78	-	-
Total Increase (Decrease)		(132)	132	417	(341)	(348)	348

16.	Income taxes:

Provision for (recovery of) income taxes:

	2009	2008	2007
		(Revised
		note 2(a))

Current income taxes	$64,990	$(131,599)	$149,969
Future income taxes	603,070	(1,044,916)	2,421,504

	$668,060	$(1,176,515)	$2,571,473

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2009	2008	2007
		(Revised
		note 2(a))

Net loss before tax	$(198,791)	$(14,937,341)	$(17,129,388)
Canadian income tax rate	30.00%	31.00%	34.12%

Income tax recovery expected	(59,637)	(4,630,576)	(5,844,547)
Permanent differences	526,953	786,549	(81,800)
Difference in tax rates	(342,839)	1,575,899	561,686
Benefit of tax attributes not recognized and other items	543,583	1,091,613	7,936,134

	$668,060	$(1,176,515)	$2,571,473

The significant components of the Company’s future income tax assets are as follows:

	2009	2008
		(Revised
		note 2(a))

Future income tax assets:
Mineral property, plant and equipment and related debt	$847,106	$880,991
Office equipment financing and other	450,091	313,855
Capital losses	243,122	252,794
Non-capital losses	4,903,460	4,068,367
Total future income tax assets	6,443,779	5,516,007

Valuation allowance	(6,443,779)	(5,516,007)
Future income tax assets, net of allowance	-	-

Future income tax liabilities:
Mineral properties	(1,817,831)	(1,376,588)

Current portion	506,222	-

Future income tax liability	$(1,311,609)	$(1,376,588)

At December 31, 2009, the Company had operating losses of $20,190,606 (2008 - $17,300,903; 2007 - $13,170,509) and capital losses of $1,934,816 (2008 - $1,934,816; 2007 - $1,934,816). The operating losses at December 31, 2009 includes $19,027,307 (2008 - $15,269,158; 2007 - $12,365,275) in Canada and $1,163,299 (2008 – $2,031,745; 2007 – $805,233) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2029.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

17.	Related party transactions:

The Company entered into the following transactions with related parties:

	2009	2008	2007

Consulting fees paid or accrued to companies controlled by directors of the Company	$648,402	$595,823	$539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 – $314,435; 2007 – $74,401) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $147,273 (2008 – $61,720, 2007 – $400,742) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

18.	Commitments and contingencies:

(a)	The Company is committed to making severance payments amounting to approximately $1,870,000 to certain officers and management in the event that there is a change of control of the Company.

(b)	Commitments outstanding relating to laboratory and drilling services amount to $1,834,000 in 2010 and $729,000 in 2011.

(c)	The Company is committed to operating lease payments of $160,000 in 2010, $143,000 in 2011, $141,000 in 2012 and $93,000 in 2013.

(d)	During the year, the Company entered into consulting agreements with third parties totaling a commitment of $136,000 in 2010.

(e)

During the year, the Company entered into equipment purchase commitments with third party vendors totaling $3,048,205. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(f)	The Company acquired equipment through two capital leases that bear interest at annual rates of 10.5% and 12% and require lease payments to the expiry date as follows:

December 31,
2009
Years ending December 31:
2010	$846,271
2011	68,609

Total minimum lease payments	914,880
Less: amount representing interest	(51,485)

Balance of capital lease obligation	863,395

Current portion	800,761

$62,634

Included in mineral properties, plant and equipment at December 31, 2009, are leased assets with a cost of $1,319,688 and accumulated depreciation of $319,933. Interest on the capital leases of $84,749 (2008 - $24,438) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $397,000 in 2010 as a result of the program.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

19.	Segmented information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$22,296,535	$9,435,180	$-	$-	$31,731,715	$-	$31,731,715

Cost of sales	11,100,804	5,666,879	-	-	16,767,683	-	16,767,683

Amortization and depletion of mineral properties, plant and equipment	2,653,517	840,384	-	-	3,493,901	82,895	3,576,796

Mineral property exploration expenditures	383,718	1,125,417	72,820	-	1,581,955	-	1,581,955

General and administrative	-	-	-	1,279,381	1,279,381	4,523,127	5,802,508

Stock-based compensation	383,400	172,822	-	168,853	725,075	1,652,852	2,377,927

Income (loss) before income taxes	7,595,146	1,532,415	(72,820)	(1,794,902)	7,259,839	(7,458,630)	(198,791)

Net income (loss)	7,595,146	1,532,415	(72,820)	(2,462,962)	6,591,779	(7,458,630)	(866,851)

Capital expenditures	1,721,374	681,050	-	-	2,402,424	18,027	2,420,451

Total assets	$13,740,126	$6,708,383	$68,542	$2,569,756	$23,086,807	$14,087,459	$37,174,266

	Year ended December 31, 2008 (Revised - note 2(a))
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$15,150,463	$7,294,975	$-	$-	$22,445,438	$-	$22,445,438

Cost of sales	12,030,276	6,113,947	-	-	18,144,223	-	18,144,223

Amortization and depletion of mineral properties, plant and equipment	2,580,224	1,603,035	-	-	4,183,259	101,770	4,285,029

Mineral property exploration expenditures	2,033,575	2,215,739	2,078,612	-	6,327,926	-	6,327,926

General and administrative	-	-	-	2,092,816	2,092,816	3,872,779	5,965,595

Stock-based compensation	540,141	170,791		352,561	1,063,493	544,778	1,608,271

Income (loss) before income taxes	(2,172,012)	(2,951,955)	(2,078,612)	(2,143,622)	(9,346,201)	(5,591,140)	(14,937,341)

Net income (loss)	(2,172,012)	(2,951,955)	(2,078,612)	(967,107)	(8,169,686)	(5,591,140)	(13,760,826)

Capital expenditures	1,868,876	754,065	-	-	2,622,941	89,730	2,712,671

Total assets	$11,576,513	$7,657,912	$68,543	$2,585,705	$21,888,673	$422,008	$22,310,681

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	Year ended December 31, 2007
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$8,604,210	$6,918,884	$-	$-	$15,523,094	$-	$15,523,094

Cost of sales	8,926,924	5,225,733	-	-	14,152,657	-	14,152,657

Amortization and depletion of mineral properties, plant and equipment	1,954,655	1,561,903	-	-	3,516,558	87,110	3,603,668

Mineral property exploration expenditures	1,915,352	2,492,158	2,395,594	-	6,803,104	-	6,803,104

General and administrative	-	-	-	768,949	768,949	3,903,413	4,672,362

Stock-based compensation	290,500	-	-	40,000	330,500	799,000	1,129,500

Income (loss) before income taxes	(4,492,927)	(2,373,941)	(2,395,594)	(2,633,797)	(11,896,259)	(5,233,129)	(17,129,388)

Net income (loss)	(4,492,927)	(2,373,941)	(2,395,594)	(5,196,265)	(14,458,727)	(5,242,134)	(19,700,861)

Capital expenditures	1,751,488	2,341,628	-	-	4,093,116	221,479	4,314,595

Total assets	$11,871,843	$9,790,841	$68,542	$4,849,925	$26,581,151	$5,097,689	$31,678,840

Product Revenue:

	2009	2008	2007
Silver	$23,394,598	$17,315,025	$11,199,504
Gold	6,935,001	5,082,060	2,663,086
Lead	1,544,705	1,654,109	1,820,158
Zinc	911,377	573,484	144,880
Ore processing revenues	742,510	707,192	539,050
Smelter and refining charges	(1,796,476)	(2,886,432)	(843,584)

	$31,731,715	$22,445,438	$15,523,094

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,471,546 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. The trade accounts receivable balance of $1,693,512 at December 31, 2008 relates to these two customers (note 5). One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

For the year ended December 31, 2007, the Company had one customer that accounted for 97% of total revenues for both the Guanajuato and Topia segments.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

20.	Subsequent events:

(a)

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the Santo Nino Project (note 8(a)). The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

(b) Subsequent to December 31, 2009, the Company received proceeds of $380,281 from the exercise of 822,625 options and $472,890 from the exercise of 1,288,256 warrants.

21.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2009		December 31, 2008
			(Revised - note 2(a))
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable (note 21(a)(iv))	3,356,397	4,050,000	4,651,690	6,070,000
Share capital (note 21(a)(iii) and note 21(a)(vii))	75,910,220	79,625,551	57,865,462	64,076,667
Contributed surplus (note 21(a)(ii) and note 21(a)(vii))	10,268,043	12,778,917	7,724,900	7,739,900
Equity component of convertible note (note 21(a)(iv))	1,563,000	-	2,569,000	-
Deficit	(60,862,380)	(65,735,276)	(58,388,865)	(63,464,380)

Share capital and contributed surplus:

	2009	2008

Share capital and contributed surplus, under Canadian GAAP	$86,178,263	$65,590,362
Adjustment for stock-based compensation for employees (note 21(a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note 21(a)(iii))	6,211,205	6,211,205

Share capital and contributed surplus, under US GAAP	$92,404,468	$71,816,567

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

Deficit:

	2009	2008
		(Revised
		note 2(a))

Deficit, under Canadian GAAP	$(60,862,380)	$(58,388,865)
Adjustment for stock-based compensation for employees (note 21(a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 21(a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 21(a)(iv))	1,778,445	1,150,690
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	-
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(i))	1,606,664	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	-
Amortization of option payments (note 21(a)(v))	(425,136)	-

Deficit, under US GAAP	$(65,735,276)	$(63,464,380)

Loss and loss per share:

	2009	2008	2007
		(Revised
		note 2(a))

Loss for the year, under Canadian GAAP	$(866,851)	$(13,760,826)	$(19,700,861)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	-	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	-	-
Interest accreted on convertible loan note (note 21(a)(iv))	627,755	623,079	377,812
Amortization of option payments (note 21(a)(v))	(425,136)	-	-

Loss for the year, under US GAAP	$(2,270,896)	$(13,137,747)	$(19,323,049)

Basic and diluted loss per share, under US GAAP	$(0.03)	$(0.16)	$(0.27)

Weighted average number of common shares, basic and diluted	90,210,438	81,321,733	72,227,455

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)	Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board (“FASB”) No. 109 Accounting for Income Taxes (codified within ASC 740). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2009, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2009 and 2008, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified within ASC 740). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

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

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard (codified within ASC 718). For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2009.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

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

(iv)	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2009 would be recorded as a liability at face value of $4,050,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $627,755 for the year ended December 31, 2009 (2008 - $623,079, 2007 - $377,812) would not have been recorded, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002,000 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(i)). Under US GAAP, the Company recognized an expense of $1,657,829 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8) during the year, a measurement difference of $425,136 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

(vi)	Statement of cash flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their respective fair values. Accordingly, the amount of $2,495,874, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

(b)	Recently adopted United States accounting pronouncements:

(i)

In December 2007, the FASB issued a revised standard on accounting for business combinations (codified within ASC 805): The major changes to accounting for business combinations are summarized as follows:

	•	all business acquisitions would be measured at fair value

	•	most acquisition-related costs would be expensed as incurred (they would no longer be part of the purchase consideration)

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

The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(ii)

In December 2007, the FASB issued a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (codified within ASC 810-10). This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(iii)

In March 2008, the FASB issued a new statement enhancing disclosures regarding an entity’s derivative and hedging activities (codified within ASC 815-10-50). This statement was adopted by the Company on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

(iv)

In May 2008, the FASB issued guidance which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (codified within ASC 470-20). The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The Company adopted this statement on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(v)

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5 which provides guidance on determining whether an instrument (or embedded derivative) is indexed to an entity’s own stock (codified within ASC 815). The Company adopted this EITF on January 1, 2009 and there was no impact on the financial position and operational results of the Company.

(vi)

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of GAAP (codified within ASC 105). The Accounting Standards Codification (“ASC”) establishes the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of non-governmental entities presented in conformity with US GAAP. The statement establishes two levels of GAAP: authoritative and non-authoritative. An entity must first consider authoritative GAAP for similar transactions or events, and then consider non-authoritative guidance from other sources. The adoption of the ASC did not have an impact on the Company’s consolidated financial statements.

(vii)

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows. Please refer to note 20 for the subsequent events note disclosure.

(c)	Recently issued United States accounting pronouncement:

(i)

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities (“VIE”) codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities (“QSPE”); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company’s results of operations or financial position.