Form 20-F
period 2010-12-31
Great Panther Silver LTD
filed 2011-03-18
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

Commission file number 001-35043

GREAT PANTHER SILVER LIMITED
(Formerly “Great Panther Resources Limited”)

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

There were 119,913,766 common shares, without par value, issued and outstanding as of December 31, 2010.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 22 of the audited consolidated financial statements of the Company.

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

As used in this annual report, the terms "we", "us", "our”, “the Company” and "Great Panther" mean Great Panther Silver Limited (formerly Great Panther Resources Limited), and our subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., and/or Minera de Villa Seca, S.A. de C.V., unless otherwise indicated.

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

Selected Financial Data
(Stated in Canadian Dollars unless otherwise noted - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Expressed in (000’s) of Canadian Dollars

Canadian GAAP	2010	2009	2008	2007	2006
Sales or Operating Revenue	42,206	31,732	22,445	15,523	6,333
Income (Loss) for the year	4,970	(867)	(13,761)	(19,701)	(15,084)
Income (loss) per Common Share – basic	0.04	(0.01)	(0.17)	(0.27)	(0.25)
Income (loss) per Common Share –diluted	0.04	(0.01)	(0.17)	(0.27)	(0.25)
Total Assets	45,585	37,174	22,311	31,053	32,132
Capital Stock	83,470	75,910	57,865	56,988	46,393
Number of Common Shares (adjusted to reflect consolidation of common shares)	119,913,766	111,239,631	81,654,521	80,744,352	69,797,348
Long-Term Debt [1]	4,739	4,460	5,545	4,117	2,451
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

1 Excludes asset retirement obligations and future income tax liability.

Selected Financial Data
(Stated in Canadian Dollars Unless Otherwise Noted - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

Expressed in (000’s) of Canadian Dollars

United States GAAP	2010	2009	2008	2007	2006
Sales or Operating Revenue	42,206	31,732	22,445	15,523	6,333
Income (loss) for the year	5,264	(2,271)	(13,138)	(19,323)	(14,935)
Income (loss) per Common Share – basic	0.05	(0.03)	(0.16)	(0.27)	(0.25)
Income (loss) per Common Share – diluted	0.04	(0.03)	(0.16)	(0.27)	(0.25)
Total Assets	45,585	37,174	22,311	31,053	32,132
Capital Stock	87,185	79,626	64,077	63,200	52,604
Number of Common Shares (adjusted to reflect consolidation of common shares)	119,913,766	111,239,631	81,654,521	80,744,352	69,797,348
Long-Term Debt[1]	4,996	5,154	6,963	6,159	3,307
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

1 Excludes asset retirement obligations and future income tax liability.

Disclosure of Exchange Rate History

On March 11, 2011, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $0.9732.

For the past five fiscal years ended December 31, 2010 the following average exchange rates were in effect, and for each of the previous six months, the following high and low exchange rates were in effect, for Canadian dollars exchanged for United States dollars and expressed in terms of Canadian dollars:

Year/Month End	Average	Low/High
December 31, 2006	$1.1340	not applicable
December 31, 2007	$1.0734	not applicable
December 31, 2008	$1.0660	not applicable

Year/Month End	Average	Low/High
December 31, 2009	$1.1412	not applicable
December 31, 2010	$1.0298	not applicable

September 30, 2010	not applicable	$1.0219/$1.0520
October 31, 2010	not applicable	$1.0028/$1.0321
November 30, 2010	not applicable	$1.0001/$1.0266
December 31, 2010	not applicable	$1.0004/$1.0176
January 31, 2011	not applicable	$0.9864/$1.0020
February 28, 2011	not applicable	$0.9737/$0.9955

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Our mineral properties are in the early production, development, and/or exploration stages and are not all commercially viable at this time. Despite extensive exploration work on our mineral properties and a long history of continuous production at both the Topia and Guanajuato mines, no known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at our exploration sites, or that our exploration properties will be brought into commercial production. If we are not able to continue to locate sufficient quantities of commercially viable ore and bring our exploration properties into commercial production, we may not be able to continue operations and, as a result, our shareholders may lose any investment in our company.

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

During the year, the Company entered into put and call option contracts for lead and zinc to hedge against metal price variations. The contacts are derivative financial instruments that are measured at fair value at each reporting period with gains or losses recognized in net income in the period in which it arises.

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

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a material adverse effect on our company.

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

Risks Relating to an Investment in our Securities

The trading price of our common shares on the Toronto Stock Exchange (TSX) and the NYSE Amex has been and may continue to be subject to wide fluctuations.

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

Depending on the outcome of our exploration programs and mining operations, we may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2010, there are also outstanding common share purchase warrants and options exercisable into 11,495,146 common shares which, if exercised, would represent approximately 8.7% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

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

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $0.2 million or $0.3 million jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2010 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

We were originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. Since that time, we have had the following name changes:

  in 1980, to Lodestar Energy Inc.

  in 1985, to Controlled Environmental Farming International Ltd.

  in 1987, to International Controlled Investments Inc.

  in 1991, to New Age Ventures Inc.

  in January 1998, to Great Panther Inc.

  in October 2003, to Great Panther Resources Limited.

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

On January 1, 2010 we changed the Company's name from Great Panther Resources Limited to Great Panther Silver Limited. There was no change to the Company's capital structure or its symbol and the common shares continue to trade on the main board of the Toronto Stock Exchange (“TSX”) under the symbol GPR.

On February 8, 2011, our common shares were listed on the New York Stock Exchange “NYSE” Amex, our trading symbol is "GPL". The Company has retained its listing on the TSX in Canada under the trading symbol “GPR”.

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

As at December 31, 2010, there are no NSR royalties, or other royalties payable, and there are no work commitments.

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

On December 16, 2009, the Company acquired a 100% interest in the "La Prieta" concession for US$330,000. US$300,000 was paid in 2009 and US$30,000 was paid March 31, 2010. The 94-hectare claim hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company, and within the Company's overall land package. As such, it is within easy hauling distance to the Company’s plant in Topia.

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

As at December 31, 2010, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

Mapimi Project

On September 11, 2006, the Company signed an option agreement to purchase 100% of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase option the Company was to make staged payments totalling US$3.0 million and issue 500,000 common shares over a four-year period. The vendors retain a 3% NSR of which, each 0.5%, up to a maximum of 2%, can be purchased by the Company for US$0.5 million.

On September 16, 2009, the Company announced the termination of its option on the Mapimi project as management determined that it was uneconomical to continue with the project and it was better use of the Company’s funds to focus its efforts on expanding the production and resources at its existing mines.

As at the date of termination, US$0.8 million had been paid and 500,000 common shares had been issued.

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

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”). Terms of the agreement allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chirpa”, and “Santo Nino”, by making staggered cash payments of US$0.2 million, issuing a total of 0.2 million Altair common shares to Great Panther and incurring a minimum of US$1 million of exploration expenditures over a three-year period. As at December 31, 2009, US$0.06 million and 0.2 million shares of Altair have been received in accordance with the agreement.

On February 1, 2010, Altair forfeited its option. The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

On December 21, 2010, the Company relinquished its rights to the San Antonio and Santo Nino mining concessions and wrote down the $0.07 million carrying value of the property.

B.	Business Overview

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL.” The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

We have two primary mining properties: (1) Topia Mine and (2) Guanajuato Mine. We had two primary exploration properties (none at the date of this report): (1) Mapimi (option agreement terminated in September 2009) and (2) San Antonio (claims relinquished on December 21, 2010).

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

Great Panther purchased the mine in 2005 and commenced mining in January 2006. In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. Production was ramped up steadily until reaching approximately 3,000 tonnes per month in late 2007. Custom milling for a local miner helps utilize the plant’s capacity which operates at approximately 170 tonnes per day. The owner of the local mine has recently developed a new mining area and has confirmed deliveries to the Topia mine for the foreseeable future.

The Topia concentrator typically operates 5.67 days per week and 50 weeks per year. There is no work scheduled on a Sunday and 8 hours per week is scheduled for preventative maintenance.

Exploratory development work continues on many high grade veins at Topia with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stoping has been initiated at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

Exploration spending at Topia is projected to total approximately $3 million over the next two years. New underground mine development, much of which will support exploration and resource development, is anticipated to reach more than 5.5 kilometres at Topia. An estimated total of 20,000 metres of exploration drilling during 2010 – 2012 will concentrate on defining resources, looking for vein extensions and testing new targets. In 2011, planned surface exploration diamond drilling totals 9,000 metres.

Production

Over the past two years, Topia has transformed its operations with very positive results. Ore quality and metal production continues to excel at a much lower cost per ounce of silver as the focus has shifted to production stoping, with exploratory development limited to higher grade mining areas, while the plant metallurgical performance has continued to improve.

Metal production for the year was 515,101 oz Ag, 597 oz Au, 1,092 tonnes Pb, and 1,358 tonnes Zn, or 822,247 Ag eq oz, which is a 24% increase compared to the same period in 2009.

A summary of production at Topia for 2010 is as follows:

	FY10-Q1	FY10-Q2	FY10-Q3	FY10-Q4	TOTAL

Tonnes milled	9,745	9,176	10,278	9,081	38,280
Silver ounces	132,102	121,758	131,591	129,650	515,101
Gold ounces	145	185	159	108	597
Lead tonnes	290	297	271	234	1,092
Zinc tonnes	345	357	352	304	1,358
Silver equivalent ounces (Ag eq oz)[1]	211,128	205,350	210,171	195,598	822,247

[1]

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 91.5% for Ag, 79.8% for Au, 93.9% for Pb, and 91.6% for Zn were realized which resulted in the production of 515,101 oz Ag, 597 oz Au, 1,092 tonnes Pb, and 1,358 tonnes Zn for a silver equivalent production of 822,248 ounces.

The plant performance at Topia remained solid in 2010 with metal recoveries of 91.5% for Ag, 79.8% for Au, 93.9% for Pb, and 91.6% for Zn compared to 89.7% for Ag, 83.0% for Au, 92.9% for Pb and 87.9% for Zn in 2009. The plant processed 38,280 tonnes from the Company's mines in 2010 compared to 30,045 tonnes in 2009. In addition, 10,259 tonnes were custom milled in 2010 for a local miner, thereby increasing revenue and reducing unit costs. Several modifications were made at the end of 2010, including additional new flotation cells for the zinc and lead concentrate circuits, which will enable plant throughput to be increased in 2011 by 22%, from 180 to 220 tonnes per day.

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins progressed well, contributing almost 40% of the silver production. Ramp development at Argentina continued and is now fully mechanized with an electric-hydraulic drill jumbo, a new 2-yard underground loader and a 7-tonne capacity haulage truck. Access to the third level is expected in the second quarter of 2011.

The surface exploratory drilling program, completed in the third quarter of 2010, was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins plus enable new production to be added from other veins where no mining is currently taking place. Drilling on the La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. The program also returned several significant intercepts from other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource estimations were completed on all viable areas with the completion of the surface drilling and reported in March 2011. Added mineral resources will play an important role in the Company’s plans to increase production at Topia by 20% per year from 2010 to 2012.

The Company issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

Principal Capital Expenditures

During 2010, the Company expended $2.8 million on mine development and capital expenditures at Topia. Subsequent to the equity financing in late 2009, the Company purchased six underground loaders of various sizes, one drill jumbo and one eight ton truck, to accelerate its growth strategy and achieve mining efficiencies.

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

From the fourth quarter of 2005 to the end of 2010, the surface diamond drilling program at Guanajuato was highly successful in identifying and delineating new zones of silver-gold mineralization. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. The easy access to these zones from existing underground workings and the utilization of existing infrastructure means that these zones can be developed quickly and cost-effectively.

Production stoping of the gold-rich Santa Margarita vein progressed well although overall gold production was down slightly compared to the previous quarter.

Production from the Los Pozos area on the 310 and 345 metre levels continued to increase and accounted for more than 50% of the total silver production at the mine. Access development to a third production stoping area at the 380 metre level was completed in the fourth quarter of 2010 and exploratory development was underway in December.

Revisions to the mine planning for Cata Clavo production have been made and ramp development to access all veins on the 520 metre level, as well as lateral development on the richer Alto 1(a) and Alto 2 zones, is underway. Output from Cata is expected to be restored to previous levels as ore grades improve. A new, 18-tonne capacity, underground haulage truck has been received and is being utilized to haul ore from the deeper sections at Cata.

Exploratory core drilling of the Guanajuatito North Zone below the 80 metre level has indicated mineralization continuing to depth and an access ramp has been driven to intersect the vein on the 120 metre level. The vein will be explored in more detail in the first quarter of 2011, in preparation for an additional stoping area.

Underground exploratory core drilling of the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana Mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

In light of the success of the 2010 drilling at San Ignacio, Great Panther's Board of Directors has approved a new 2011 budget of $2.8 million for the exploration of the San Ignacio property. As soon as the appropriate permits are in place, an expanded drilling program will commence. Potential sites to establish a portal for an underground ramp are also being evaluated. Due to the proximity of the San Ignacio property to the Company's main Guanajuato operation, any mineralization intersected in the course of underground exploration and development can be trucked to the plant for processing. As such, cash flow provided by the additional tonnage can be used to offset the cost of the exploration and development program.

Production

Fourth quarter metal production from the Guanajuato mine totalled 255,372 oz silver as well as 1,835 oz gold, or 370,062 Ag eq oz, from processing 39,061 tonnes of ore with an average grade of 228g/t silver and 1.60g/t gold. This compares to the fourth quarter of 2009, when ore grades were a record 271g/t silver and 2.14g/t gold. Plant throughput in the fourth quarter of 2010 was 2% lower and plant silver and gold recoveries were higher by 7.9% and 5.4%, respectively. However ore silver and gold grades were down by 16% and 25%, respectively. This resulted in an 11% decrease in silver production and a 22% decrease in gold production.

Metal production for the year was 1,019,856 oz Ag and 6,619 oz Au, or 1,433,555 Ag eq oz. Compared to 2009, plant throughput was up by 4% to 144,113 tonnes in 2010 from 138,516 tonnes in 2009 and plant silver and gold recoveries were up by 6% and 5%, respectively. However silver and gold ore grades were down by 9% and 10%, respectively. Silver production was unchanged, while gold production was down by 2%.

The Guanajuato plant achieved record gold recovery and excellent silver recovery in the fourth quarter of 2010 of 91.1% and 89.1%, respectively, and, for the year, record metal recoveries were achieved, improving from 84.8% to 88.7%, for gold, and from 83.3% to 88.4%, for silver. On-going improvements have been made to the plant operations and will continue in 2011. Five new, 5-cubic metre flotation cells were ordered from Outotec for delivery by the second quarter of 2011. In addition, new Krebs cyclones will replace the last of three screw classifiers to further improve the control of the grinding circuit.

A summary of production at Guanajuato for 2010 is as follows:

	FY10-Q1	FY10-Q2	FY10-Q3	FY10-Q4	TOTAL
Tonnes milled	34,912	34,379	35,761	39,061	144,113
Silver ounces	225,030	288,825	250,629	255,372	1,019,856
Gold ounces	1,453	1,289	2,042	1,835	6,619
Silver equivalent ounces (Ag eq oz)[1]	315,820	369,390	378,283	370,062	1,433,555

1

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, for gold and silver respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 88.4% for Ag and 88.7% for Au were realized which resulted in the production of 1,019,856 oz Ag and 6,619 oz Au for a silver equivalent production of 1,433,555 ounces.

During the quarter, the NI 43-101 compliant Measured and Indicated mineral resource estimate for Guanajuato was updated and the first mineral reserve statement was released. The Measured and Indicated resources were estimated at 5.45 million Ag eq oz, the Inferred resources at 2.68 million Ag eq oz, and the Proven and Probable mineral reserves (derived from the Measured and Indicated resources) were estimated at 0.32 million tonnes with an average grade of 282g/t silver and 2.19g/t gold. Significantly, the mineral reserve grade compares very favourably with the average grades for 2010 and will lead to improved output from Guanajuato in 2011 and 2012.

Principal Capital Expenditures

During fiscal 2010, the Company expended $1.2 million on mine development and $4.9 million on capital expenditures. The Company purchased equipment to improve mine efficiency and thereby increase production. Purchased equipment included scissor lifts, scoop trams, and underground trucks.

Geological Justification of the Exploration Project

Geological exploration at the Guanajuato mine project is justified broadly based on the following. After a complete review of over 65 years of accumulated geological mapping, detailed sampling, and drilling by the former operator, the Company’s geological team outlined numerous areas in late 2005 for further detailed exploration either by surface or underground core drilling, detailed geological mapping and re-sampling. Key areas that were and continue to be explored are listed below. Core drilling related to immediate mine planning/exploitation is not considered in this review.

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

Guanajuatito: The 2005 review of historic data revealed that underground sampling and surface core drilling with economically significant results had not been exploited. As such, the underground workings were re-mapped, and sampled to confirm previous results. On surface, a core drilling program was conducted in late 2005 and 2006. Based on the favourable results, mining and mine development recommenced in 2007 and has been extended down from the plus 20 metre level to the 80 metre level. The geology department at the Guanajuato Mine continues exploration activities with daily sampling, geological mapping of development headings and underground core drilling. Exploratory core drilling of the Guanajuatito North Zone below the 80 metre level has indicated mineralization continuing to depth and an access ramp has been driven to intersect the vein on the 120 metre level. The vein will be explored in more detail in the first quarter of 2011, in preparation for an additional stoping area.

Promontorio: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling had not been exploited. Surface geological mapping and rock sampling were completed in 2005. Surface core drilling in 2006 intersected economically significant mineralization and was followed up in 2007 with more detailed core drilling. Mine development and exploitation into the Promontorio area commenced in early 2008 from one underground level (35 metre level) accessed from the San Vicente area. In 2010, the 75 level was being refurbished for the exploitation of the Veta Madre between the 75 and 35 levels.

Valenciana: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A small program of underground geological mapping and sampling in 2006 confirmed the 2005 historic review. Of particular note is that multiple veins were mapped and extremely high grade silver-gold values were noted on the margins of old “Spanish” stopes. Due to logistical limitations in re-establishing services into Valenciana, detailed underground geological mapping and sampling was delayed until August 2008. Rehabilitation of the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

Maravillas: The 2005 review of historic data revealed that underground development above the 2,000 metre elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre, along the west flank of the old “Spanish” Cata orebody workings, was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. Six core holes were completed in 2007 with two containing significant silver-gold mineralization in the Veta Madre. There is no further exploration planned and no mineral resources are estimated for this area.

Rayas: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling and underground core drilling had not been exploited. Exploitation is now ongoing with back filling of old stopes and mining of old pillars. Renewed exploration of the deep potential at Rayas, below the 1,650 metre elevation, (450 metre level) of previous exploitation, is underway. The first phase of cross cut and drift development is complete and drilling commenced in February 2010. Assay Data and geological interpretation from the drilling in 2010 has been used to estimate the resources of the Santa Margarita vein. Drilling in the deep Rayas area is planned to continue in 2011 to explore the deeper extensions of the Rayas Clavo.

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

Several other areas of economic significance were geologically mapped underground and re-sampled in 2006. Exploitation in the deepest parts of Cata, and below the previous operator’s work, re-commenced in 2007 and is ongoing with a program of ramping, sub-level development and production using cut-and-fill mining methods. To date, mining has been extended from the 406 metre level to the 490 metre level. Underground exploratory core drilling of the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana Mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

Santa Margarita: In the Rayas area, development along the Santa Margarita structure discovered economically significant gold and silver mineralization in mid-2009. The Santa Margarita structure is parallel to the Veta Madre and approximately 10 metres towards the hangingwall. Development is ongoing via ramp access and will be extended between the 435 and 475 metre levels in 2011. The Rayas deep core drilling program which commenced in 2010 was successful in confirming economic mineralisation of the Santa Margarita structure to depth. Stoping started in 2010 using mechanized cut and fill mining methods.

Los Pozos: The Los Pozos area is located between the Cata and Rayas shafts and has been the site of ramp development and underground core drilling throughout 2009. The Los Pozos area is part of the Veta Madre that had not been exploited by previous operators, and whose economic significance was ascertained by re-sampling and underground core drilling during 2009 and 2010. The zone of mineralization has been confirmed to extend from the 275 to the 390 metre level.

San Ignacio: The surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010. The property is located approximately 5 kilometres west-northwest of the city of Guanajuato, where the Company operates its flagship Guanajuato mine. The property was part of the package purchased by Great Panther in 2005 but due to the Company’s focus on the main mine complex, it had not conducted any work at San Ignacio until 2010. The past-producing San Ignacio mine was put on care-and-maintenance by the previous owners in 2001 due to low metal prices but the infrastructure is still intact.

The San Ignacio mine property covers part of the La Luz vein district, which is parallel to, and west of, the principal Veta Madre structure that hosts the main Guanajuato mines. The La Luz district marks the site of the first discovery of silver in the area in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate eight-kilometre long trend.

The Company’s San Ignacio mine property covers approximately 4 kilometres of strike length on the La Luz vein system and is contiguous with Endeavour Silver’s Bolanitos mine property that is currently in production. The San Ignacio mine exploited only about 500 metres of strike length along one of the three known structures on the property and there is no record of any previous exploration elsewhere on the claim block. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from this small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to the Company’s purchase of the mines in 2005 but the Company has more than doubled this grade since then with increased grade control and improved mining methods. As there is no processing facility at San Ignacio, ore was trucked to the Cata plant in the main mine complex in Guanajuato, approximately 20 kilometres by road.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

The Phase I drill program was continued into Q1 2011 with an additional 4 holes while permitting for Phase II was underway. The eight holes drilled have delineated a package of multiple parallel quartz veins, breccias and stockwork zones that carry sufficient grades as to be potentially economic, based upon Great Panther’s experience at its neighbouring Guanajuato Mine Complex. The veins have been drilled over a strike length of more than 150 metres and for a vertical depth of more than 300 metres.

The Phase II permit has now been received and a contract for approximately 6,700 metres in 18 holes has been granted to BDW Drilling. The Company is compiling drill data in order to estimate a preliminary resource and has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio Mine property will be trucked to Great Panther Silver’s Guanajuato Plant for processing, where the capacity currently exists to double ore throughput.

Funding for Exploration Program

The exploration program at Guanajuato will be funded through cash flow from operations.

Individuals Responsible for Conducting Proposed Exploration Work and Their Qualifications

Robert F. Brown, P. Eng

The exploration program will be guided by Robert F. Brown, P. Eng (Province of British Columbia, Canada) who is both the Company’s qualified person as defined under NI 43-101 and Vice President of Exploration.

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

Exploration on the Mapimi property since 2006 consisted of detailed geological mapping and re-sampling of outcrops, adits and trenches; an airborne geophysical survey and a ground induced polarization geophysical survey; and 12,448 metres of core drilling in 60 holes. The drilling on the La Gloria and Las Palmitas Ag-Pb-Zn Zones, which commenced in December 2006, increased the confidence level of the initial resource, resulting in a new Indicated Mineral Resource estimated at 6,585,900 tonnes grading 28g/t silver, 0.09g/t gold, 0.41% lead and 1.14% Zn and an Inferred Mineral Resource at 2,027,900 tonnes grading 34g/t silver, 0.13g/t gold, 0.54% lead and 0.81% zinc.

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

Multiple targets have been identified by Great Panther at San Antonio within a variety of geological settings, including gold-copper veins, breccias and stockworks, as well as silver-lead-zinc veins. A total of 20 separate mineralized structures have been identified to date. Underground sampling by the Company in 2004 along the Santo Niño Zone returned an average grade of 7.75 g/t gold over an average width of 3.03 metres along a 25 metre strike length. The Company owns a 100% undivided interest in the entire San Antonio package. As the project was considered to be a non-core asset to the Company, it had been optioned to Altair Ventures Incorporated.

On February 1, 2010, Altair forfeited its option. On December 21, 2010 the Company relinquished its rights to the San Antonio and Santo Nino mining concessions resulting in a $0.07 million write-down in the carrying value.

Revenues

The Company recognizes revenue from the sale of concentrates upon delivery when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date.

For the year ended December 31, 2010, we earned $42.2 million in revenue from our Topia and Guanajuato mining operations. Revenues for 2009 were $31.7 million.

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

Sources and Availability of Raw Materials

Other than water and power, both of which are readily available, we do not require any raw materials with which to carry out our business.

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

As at the date of this annual report, we have three wholly-owned subsidiaries. They are:

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

We rent executive and administrative office space located at Suite 350 and Suite 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $20,607 per month.

Our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), rents office space at the following locations:

  Juan Nepomuceno Herrera No. 712, Fraccionamiento Valle del Campestre, León, Guanajuato, Mexico, C.P. 37150, for the sum of $16,500 Mexican Pesos (approximately $1,346) per month;

  Cerro Gordo No. 210 Fraccionamiento Lomas del Parque, Durango, Durango, Mexico, C.P. 3410, for the sum of $8,000 Mexican Pesos (approximately $653) per month; and

Our Mexican subsidiary Minera de Villa Seca, S.A. de C.V., maintains office space at Hacienda de Bustos, Mineral de Cata, Guanajuato, Guanajuato, Mexico, C.P. 36010. The premises are owned by MMR.

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

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (“RPA”) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Company bought the Topia mine, we have consistently increased the resource base with every drill program, while increasing production at the same time.

The 2011 RPA mineral resource estimate provides updates for the Argentina vein (Argentina Mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N Mines), Recompensa (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario and La Prieta veins.

The estimate was based on a minimum NSR value of $US130/tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US38 / tonne. Current operating costs for the Topia Mine veins are $US130 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

This estimate replaces those by Wardrop in 2009 and 2006 for the Argentina and various other veins on the property. The breakdown for the RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has increased over that reported in 2009, mainly due to inclusion of new veins that were being explored and mined but were unreported as mineral resource. A direct comparison of the Wardrop and RPA mineral resources is not relevant due to differing metal prices and minimum NSR values, as well as estimating methodologies. However, the overall percentage increase is shown in Table 3 below.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from Great Panther Silver’s diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles’ sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of Great Panther’s mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

Table 1. 2011 Summary Mineral Resource Update:
Topia Mineral Resources - December 31, 2010
Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	58,000	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06
M & I	171,000	864	1.56	7.53	4.37
Inferred	285,000	868	1.50	6.50	3.70

	Metal Prices	Recoveries
	(RPA 2011)	(Plant 2010)
Au	US$1,200/oz	80.00%
Ag	US$21.00/oz	92.00%
Pb	US$1.00/lb	94.00%
Zn	US$1.10/lb	92.00%

Table 2. Contained metal (all veins):
Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag eq oz
M & I Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000
Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The addition of multiple other veins into the 2011 RPA mineral resource estimate has lead to a substantial increase in silver equivalent ounces from Wardrop’s estimate of 2009, as shown in Table 3.

Table 3. Percentage improvement 2011 over 2009:
Category	RPA 2011 (Ag eq oz)	Wardrop 2009 (Ag eq oz)	Change
M & I Resources	7.44 million	5.46 million	36.30%
Inferred Resources	11.91 million	5.69 million	109.30%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2011 Topia Mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also, more detailed drilling will take place at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia Mine mineral resources. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings and will be drill tested this summer.

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

During the first three quarters of 2010, the Company completed the 8,815.4 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2010, total costs incurred on mineral properties, plant and equipment at Topia were $10.6 million. Total costs incurred on exploration were $11.6 million.Planned costs for 2011 are approximately $5 million for capital investment and exploration.

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

c. Geology and Mineralization

Three major fault systems with associated mineralization occur in the Guanajuato Mining District, La Luz, Sierra, and the Veta Madre systems, the largest being the 25 km long Veta Madre. The principal mineralizing event is thought to be late Oligocene in age +27 Ma, which has created three identifiable stages of mineralization according to Clark (2005); “1) pre-ore, 2) ore, 3) post-ore and the ore can be divided into three zones; upper ore, lower ore, and deep ore.” The upper ore is defined as being >2,100m above sea level (“a.s.l.”), lower ore is found between 2,100m and 1,700m a.s.l. and deep ore as being <1,700m a.s.l.

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

d. Mineral Resource and Mineral Reserve Estimates

In December 2010, Roscoe Postle Associates (“RPA”), of Vancouver, B.C., provided an updated NI 43-101 compliant Measured and Indicated mineral resource estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at the Guanajuato mine. The new Measured and Indicated mineral resource contains 5,450,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,678,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

The new resource base represents a 53% increase over the previous resource estimate in June of 2009, even after deducting the production from that zone over the last year and a half. This demonstrates the Company's ability to not only replace what is being mined, but to increase the resource base and extend the mine life with additional drilling. There were no compliant resources at Guanajuato when Great Panther purchased the property in 2005 and most of the more than 4,500,000 Ag eq oz that the Company has mined from Guanajuato since 2006 has come from non-compliant resources.

Mining of the three zones, Cata, Los Pozos, and Santa Margarita currently accounts for most of the Guanajuato metal production. Resource drilling is ongoing to delineate new resources and reserves on the upper and depth extensions of Los Pozos and the southeast strike extension of Santa Margarita but also includes Guanajuatito, Valenciana, San Telesforo, and the depth extensions of the Rayas Clavo, none of which are included in this resource estimation but which will be included in the 2011 update. In addition, drilling of the very promising San Ignacio project will continue through 2011 and will make a significant contribution to future resources for the Guanajuato Mine. As such, the resource base will continue to build at Guanajuato and it is the Company's stated objective to delineate approximately 25-30 million Ag eq oz of resources/reserves by the end of 2012.

For the year 2010, production from Guanajuato is estimated to be 1.02 million Ag oz and 6,720 Au oz (1.44 million Ag eq oz). The resource and reserve estimates, together with the significant potential of the ongoing drilling programs, positively support the achievement of the growth strategy objectives for Guanajuato.

Silver equivalent values were applied to computer generated block models in order to define the mineral resource. The mineral reserve cut-off value of 185g/t (6.0 oz/t) silver equivalent is the metal content contained in one tonne of ore for which the net revenue (net of smelter and refining costs) is equal to the average full operating costs to mine and process one tonne of ore. RPA used medium term projected metal prices of US$17.67/oz Ag and US$1,150/oz Au (relative price ratio of 65 gold to 1 silver), 2010 concentrate sales contract terms, and typical plant performance metal recoveries and concentrate grades to calculate the net value. Total operating costs at Guanajuato, including mining, milling, and general and administration costs, are currently US$85/tonne. Experience gained from mining the veins by the cut-and-fill mining method and the upward trend in metal prices, determined that the appropriate cut-off value for defining mineral resources at Guanajuato be set at 136g/t (4.3oz/t) silver equivalent. The use of a lower cut-off for resources reflects the less stringent guidelines for resources versus reserves.

Based upon these parameters, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,495,000 Ag eq oz in the Measured category and 2,956,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,678,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cut-off of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. Breakdowns for silver and gold can be found in the tables below.

Measured, Indicated and Inferred mineral resources in the three areas were estimated by Dave Rennie, P.Eng, a Principal Geologist for RPA, and the proven and probable mineral reserves were estimated by R. Dennis Bergen, P. Eng, Associate Principal Mining Engineer for RPA. Both are independent of Great Panther as per the criteria set out in NI 43-101. The mineral reserves and mineral resources estimates are tabulated below:

October 31 2010 Proven Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	44.0	1.28	1,800	344	486,000	603,000
Cata - Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

October 31 2010 Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	2.1	0.91	60	187	13,000	17,000
Cata - Alto 1	21.6	1.02	710	225	156,000	202,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.20	2.19	22,530	282	2,906,000	4,372,000

October 31 2010 Proven & Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	46.1	1.25	1,860	337	499,000	620,000
Cata - Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEQ.
3.	Mineral Reserves are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining width is 1.5 metres.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

		Au	Ag
Zone		g/t	g/t
Cata/Alto dilution	20%	0.30	80
Cata extraction	80%
Alto extraction	85%
Pozos dilution	15%	0.30	80
Pozos extraction	85%
Santa Margarita dilution	20%	1.00	10
Santa Margarita extraction	90%

October 31, 2010 Measured Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,070,000
Santa Margarita	3.47	2.65	9.2	4.43	1,310	22	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,495,000

October 31, 2010 Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	26.3	2.65	211	2.55	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	701,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,956,000

October 31, 2010 Measured and Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59	6.11	11,600	19.4	36,800	792,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,450,000

October 31, 2010 Inferred Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata
Los Pozos	2.53	2.65	6.7	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,678,000

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato mine site laboratory. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

e. Exploration History

Since acquiring the Guanajuato Mine in 2005, Great Panther has completed 92 surface drill holes totalling 17,061.00 metres and 164 underground holes totalling 25,231 metres.

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

The deep drilling at the Guanajuato mine is testing the area between the 400 and 600 metre levels (dip length of 300 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling will be conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. Drilling on the Cata Clavo was completed in 2008, and successfully confirmed the depth extension of high grade gold and silver mineralization. Mining has extended from the 430 to the 490 metre levels of the Cata Clavo and the ramp will be extended to lower levels of the Cata Mine area. The program continued in the Rayas area in 2010.

During 2010, diamond drilling totalled 19,500 metres at Guanajuato. Much of this drilling was targeted towards adding new resources at the existing operations plus the completion of the first four holes 1,839 metres, at the San Ignacio property. Drilling plans are increased in 2011 to include at least 20,000 metres at San Ignacio.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2010, total costs incurred on mineral properties, plant and equipment at the Guanajuato mines were $19.4 million. Total exploration costs were $11.4 million.

Planned costs for 2011 are approximately $18.1 million for capital investment and exploration.

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

d. Mineral Resource and Mineral Reserve Estimates

There were no known reserves on the property and the field program was exploratory in nature. The Company does have a resource estimate as described below.

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

On December 21, 2010, the Company relinquished the San Antonio and Santo Nino mining concessions.

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

No field work was done on the property in 2009. On February 1, 2010, Altair forfeited its option. On December 21, 2010, the Company relinquished the San Antonio and Santo Nino mining concessions.

ITEM 4A	Unresolved Staff Comments

None

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2010, 2009 and 2008 should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgements, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine. Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years and 2 years to 3 years, respectively. Later in 2010, the Company obtained successful drilling results at both mines and completed a NI 43-101 mineral resource/reserve estimate on a segment of the Guanajuato mine. Consequently, effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

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

A. Operating Results

Revenue for the year ended December 31, 2010 was $42.2 million, an increase of $10.5 million or 33% as compared to 2009. This increase is primarily a result of higher metal prices and, to a lesser extent, increased production. Total production for the 2010 fiscal year of 2,255,802 Ag eq oz increased by 2% from 2,202,456 Ag eq oz in 2009. Compared to 2009, average gold, silver, lead and zinc prices for the year ended December 31, 2010 increased by 26%, 38%, 25% and 31%, respectively.

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008. This increase is primarily a result of higher production and lower smelting and refining costs, which are netted against revenue. Total production for the 2009 fiscal year of 2,202,456 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings is reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12% while the gold price increased 12%.

For the years ended December 31, 2010, 2009 and 2008, cost of sales was $21.2 million, $16.8 million and $18.1 million respectively. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development as well as general inflation, including increased power charges.

For the year ended December 31, 2009 and 2008, cost of sales was $16.8 million and $18.1 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008 which were continued through 2009. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009.

For the years ended December 31, 2010, 2009 and 2008, the total combined cash cost per ounce was US$7.43, US$5.58 and US$10.25, respectively. The 33% year over year increase from 2009 to 2010 was primarily due to lower than forecasted production, lower ore grades, general inflation including increased power charges, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia. The 46% year over year decrease from 2008 to 2009 was primarily achieved by sharply reduced site-controlled costs and lower smelting and refining charges for Guanajuato and Topia concentrates. The Company focused on higher grade ore as well as other efficiency initiatives to reduce costs in 2009.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and may not be comparable to other companies.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

Amortization and depletion of mineral properties, plant and equipment for the year ended December 31, 2010 was $2.4 million compared to $3.5 for the same period in 2009. The decrease was due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 and December 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense in 2010.

Amortization and depletion of mineral properties, plant and equipment for the twelve months ended December 31, 2009 was $3.6 million compared to $4.3 million for the same periods in 2008. The year over year decrease was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

The Company incurred mineral property exploration expenditures of $7.1 million for the year ended December 31, 2010, compared to $1.6 million for the corresponding periods in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. In the fourth quarter of 2009, the Company began exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

Mineral property exploration expenditures of $7.1 million in 2010 were higher than the Company’s anticipated spending of $6.3 million. This was mainly due to the expansion of the planned Topia surface drilling program.

The Company incurred mineral property exploration expenditures of $1.6 million for the year ended December 31, 2009, compared to $6.3 million for the corresponding period in 2008. The significant year over year decrease in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

General and administrative expenses were $5.9 million for the year ended December 31, 2010, compared to $5.8 million for the same periods in 2009. This increase was primarily due to costs incurred relating to investor relations, including the addition of a new vice president of corporate development, and increased business development activities. The Company plans to spend $6.5 million in general and administrative expenses in 2011. This increase is primarily due to expanded marketing activities planned for the United States and Europe in 2011.

For the years ended December 31, 2009 and 2008, general and administrative expenses totalled $5.8 million and $6.0 million, respectively. The $0.2 million year over year decrease was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

For the year ended December 31, 2010, the Company incurred stock-based compensation expense of $0.9 million. The Company granted in the fourth quarter 240,000 incentive stock options to employees at an exercise price of $1.15 and 415,000 incentive stock options to employees and a consultant at an exercise price of $1.90. During the third quarter of 2010, the Company granted 670,000 incentive stock options to employees at an exercise price of $0.90.

For the years ended December 31, 2009 and 2008, stock-based compensation expense was $2.4 million and $1.6 million, respectively. The year over year increase was primarily due to 6,417,700 more incentive stock options were granted in 2009 than in 2008. The weighted average fair value of options granted during 2009 was $0.28 compared to $0.32 in 2008.

During the year ended December 31, 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt. There was no convertible loan notes repayment during 2010.

The Company recorded a foreign exchange loss of $1.0 million and $0.4 million for the fourth quarter and year ended December 31, 2010, respectively, compared to a foreign exchange gain of $0.2 million and a foreign exchange loss of $0.4 million, respectively, for the same periods in 2009. Year over year results are not comparable as on January 1, 2010, the Company changed its method of translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis. Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

The Company recorded a foreign exchange loss of $0.4 million for the fiscal year 2009 compared to a foreign exchange gain of $0.1 million in the fiscal year 2008. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso, whereas the Canadian dollar weakened against both currencies in 2008.

The Company recorded a recovery of income taxes of $1.7 million for year ended December 31, 2010 compared to a provision for income taxes of $0.7 million for the same period in 2009. The $1.7 million recovery for 2010 was primarily due to the reversal of the Company’s $1.9 million future income tax liability during the second quarter of 2010 which was a result of the completion of tax planning that allows for the utilization of prior years’ Mexican tax losses.

For the year ended December 31, 2009, the Company recorded an income tax provision of $0.7 million compared to an income tax recovery of $1.2 million in the same period in 2008.

During the year ended December 31, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010 and a put and call option contract for 500 metric tonnes of lead over ten monthly contract periods from December 2010 to October 2011. The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which it arises. As at December 31, 2010, the Company settled the entire zinc put and call option contract realizing a loss of $0.1 million and recorded a mark-to-market unrealized loss of $0.02 million related to the lead put and call option contract. Consequently, during the year ended December 31, 2010, the Company recorded a net mark-to-market loss of $0.1 million compared to $nil in in 2009 and 2008.

Net income for the year ended December 31, 2010 was $5.0 million compared to a net loss of $0.9 million for the same period in 2009. The increase in 2010 net income of $5.8 million was mainly due to the $7.2 million increase in earnings from mining operations, $1.5 million decrease in stock-based compensation expense and the non-cash reversal of the $1.9 million future income tax provision. The increase in net income is partially offset by the $5.5 million increase in mineral property exploration expenditures.

For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008. On a year over year basis, earnings from mining operations improved by $11.4 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

B.	Liquidity and Capital Resources

At December 31, 2010, the Company had working capital of $18.7 million and cash and cash equivalents of $14.0 million compared to working capital of $18.2 million and cash and cash equivalents of $13.3 million at December 31, 2009. This increase in liquidity in 2010 resulted from a $2.9 million increase in cash generated by operating activities to $4.2 million in 2010 from $1.3 million in 2009. The Company also generated cash flow of $5.9 million in 2010 from the exercise of options and warrants compared to $1.2 million in 2009. These increased inflows were partially offset by capital expenditures of $8.0 million in 2010 compared to $1.8 million in 2009.

Great Panther plans to produce 2.9 million Ag eq oz in 2011 and invest $23.8 million in capital expenditures, including $10.4 million in mineral property exploration expenditures. These investments in 2011 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne was US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company received the prevailing market zinc price while within the price range. When the market price was outside the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market was below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $0.1 million (US$0.1 million) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $0.05 million (US$0.05 million) and the liability under the Zinc Contract is $0.03 million. The contract settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $0.1 million (US$0.1 million) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $0.1 million (US$0.1 million) and the liability under the Lead Contract is $0.02 million.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

At the date of this report, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments other than those described above, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2010, cash flow provided by operating activities was $4.2 million. This compares to cash flow provided by operating activities of $1.3 million in 2009. The year over year improvement was largely attributable to higher revenue from increased metal prices and partially offset by an increase in amounts receivable due to an increase in the number of unsettled shipments and higher metal prices at the end of December 2010 compared to December 2009. As at February 28, 2011, 67% of the trade receivable balance has been collected.

Before changes in non-cash working capital, the Company generated $7.2 million in operating cash flow during the year ended December 31, 2010, compared to $6.5 million during the same period in 2009. This year over year improvement is largely attributable to higher revenue from increased metal prices, partially offset by increased spending on mineral property exploration.

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash out flow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses

Investing Activities

For the year ended December 31, 2010, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $8.0 million compared to $1.8 million in 2009. In addition, the Company also purchased $1.1 million of mine equipment through two promissory notes and two capital leases during 2010. These capital expenditures are part of the three-year growth strategy which commenced in the fourth quarter of 2009.

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $1.8 million compared to $1.8 million in 2008. The Company also had $0.7 million of non-cash investing activities through a capital lease and promissory note in 2009, compared to $0.8 million of capital lease in 2008. Great Panther significantly curtailed capital expenditures beginning mid-2008 as the economy worsened. The Company started incurring capital expenditures in the fourth quarter 2009 as the three-year growth strategy commenced.

The Company plans to invest $23.8 million in capital expenditures in 2011. This includes $10.4 million of mineral property exploration expenditures, of which $2.8 million relates to the San Ignacio drilling program. Equipment and plant purchases and betterments of $7.7 million and $1.3 million, respectively, are planned for 2011.

Financing Activities

Cash flow provided by financing activities was $4.7 million for the year ended December 31, 2010 compared to $13.2 million in the comparative period in 2009. There were no equity financings during 2010 compared to two financings completed in 2009 for net proceeds of $12.2 million.

For the year ended December 31, 2010, the Company received proceeds from the exercise of options and warrants totalling $5.9 million compared to $1.3 million for the same period in 2009. These proceeds were partially offset by a $1.2 million repayment of the Company’s capital lease obligations and promissory notes during the year ended December 31, 2010 compared to $0.4 million during the year ended December 31, 2009.

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totaling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

Subsequent to December 31, 2010, the Company received proceeds of $1.1 million on the exercise of 1,810,500 options and $0.9 million on the exercise of 999,900 warrants.

2011 Outlook

Great Panther’s three-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now commencing its second year. New equipment has been delivered to the mines, new production areas are being added, plant performance continues to excel, plant capacity is being increased, resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.

Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold, equivalent to 2.00 million Ag eq oz.

Output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is increased. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc, equivalent to 0.87 million Ag eq oz.

No production from the new discoveries at the San Ignacio property is included in the 2011 target. However, as resources are estimated and mine plans are developed, it is anticipated that this project will positively impact the plans for 2012. Due to the proximity of San Ignacio to the Company’s main operations at Guanajuato, any ore extracted during the development phase can be trucked to the plant for processing.

Diamond drilling in 2010, from both surface and underground, totalled 30,730 metres at Guanajuato, San Ignacio and Topia. Due to the success of this program in delineating new resources and making new discoveries, the drilling budget for 2011 has been more than doubled to approximately 60,000 metres, including at least 20,000 metres at San Ignacio, and 30,000 metres from underground at Guanajuato. This compares favourably with the 65,000 metres originally proposed for the Company’s overall three-year growth strategy.

Some highlights from the 2011 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	201,000	39,750	240,750
Silver ounces	1,376,000	562,700	1,938,700
Gold ounces	10,400	800	11,200
Lead tonnes	-	1,170	1,170
Zinc tonnes	-	1,430	1,430
Silver equivalent ounces	1,997,000	873,000	2,870,000
Silver head grades (grams/tonne)	240	490
Silver recoveries	88%	90%
Production costs per ounce	US$5.00 - US$6.00	US$10.00 - US$12.50	US$6.50 - US$8.00

Operations produced 1,534,957 silver ounces of which 1,428,758 ounces were payable at a cash operating cost of US$7.43 per oz of silver, net of by-product credits, for the year 2010. As production increases over the next two years, unit costs will generally reduce due to efficiencies and the positive influence from higher gold production. Ranges in production costs are shown to allow for costs such as power, fuel and materials which are outside of our control and rising faster than average inflation. In addition, other costs, such as a portion of the smelting and refining costs, vary according to metal prices.

Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a competitive cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows (in thousands of dollars):

	December 31, 2010		December 31, 2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable (note (a)(iv))	$3,792	$4,050	$3,356	$4,050
Share capital (note (a)(iii) and note (a)(vii))	83,470	87,185	75,910	79,626
Contributed surplus (note (a)(iii) and note (a)(vii))	9,470	11,981	10,268	12,778
Equity component of convertible note (note (a)(iv))	1,563	-	1,563	-
Deficit	(55,892)	(60,046)	(60,862)	(65,735)

Share capital and contributed surplus:

	2010	2009
Share capital and contributed surplus, under Canadian GAAP	$92,940	$86,178
Adjustment for stock-based compensation for employees (note (a)(ii))	15	15
Reversal of recapitalization of deficit (note (a)(iii))	6,211	6,211
Share capital and contributed surplus, under US GAAP	$99,166	$92,404

Deficit:

	2010	2009
Deficit, under Canadian GAAP	$(55,892)	$(60,862)
Adjustment for stock-based compensation for employees (note (a)(ii))	(15)	(15)
Reversal of recapitalization of deficit (note (a)(iii))	(6,211)	(6,211)
Interest accreted on convertible loan note (note (a)(iv))	2,214	1,778
Reversal of incremental fair value of liability component due to early conversion of convertible loan note	-	51
Reversal of premium of the equity component upon early conversion of the convertible loan note	-	1,607
Effect of induced early conversion of convertible loan note, under US GAAP (note (a)(iv))	-	(1,658)
Amortization of option payments (note (a)(v))	(142)	(425)
Deficit, under US GAAP	$(60,046)	$(65,735)

Income (loss) and earnings (loss) per share:

	2010	2009	2008

Income (loss) for the year, under Canadian GAAP	$4,970	$(867)	$(13,761)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note	-	51	-
Effect of induced early conversion of convertible loan note, under US GAAP note (a)(iv)	-	(1,658)	-
Interest accreted on convertible loan note (note (a)(iv))	436	628	623
Amortization of option payments (note (a)(v))	(142)	(425)	-
Income (loss) for the year, under US GAAP	$5,264	$(2,271)	$(13,138)

Earnings (loss) per share
Basic	$0.05	$(0.03)	$(0.16)
Diluted	$0.04	$(0.03)	$(0.16)
Weighted average number of common shares
Basic	114,422,226	90,210,438	81,321,733
Diluted	118,932,260	90,210,438	81,321,733

a.	Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	i.	Income taxes:

As described in note 2(l) of our consolidated financial statements for the year ended December 31, 2010, the Company follows the asset and liability method of accounting for income taxes. Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2010, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2010 and 2009, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

	ii.	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(h) of our consolidated financial statements for the year ended December 31, 2010. For fiscal years ending prior to December 31, 2003, the Company measured compensation expense at the intrinsic value of employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of this method resulted in compensation expense of $0.02 million being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of US GAAP whereby the fair value of the stock options granted to employees was expensed.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2010.

	iii.	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6.2 million to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

	iv.	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)) of our consolidated financial statements for the year ended December 31, 2010. Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2010 would be recorded as a liability at face value of $4.05 million and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $0.4 million for the year ended December 31, 2010 (2009 - $0.6 million, 2008 - $0.6 million) would not have been recorded under US GAAP, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2.0 million convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(ii)) of our consolidated financial statements for the year ended December 31, 2010. Under US GAAP, the Company recognized an expense of $1.7 million which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

v.	Mineral properties, plant, and equipment:

Effective March 31, 2010, the remaining life of the Topia Mine was extended from 6 years to 10 years. The Company increased its NI 43-101 compliant resources at the Topia Mine in July 2009. Based on the updated resource calculation and the current production rate of approximately 36,000 tonnes per year, the Company expects the resources to support a mine life of approximately ten years. Effective December 31, 2010, the Company retained Topia’s mine life at 10 years.

Effective March 31, 2010, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. In December 2010, the Company issued a NI 43-101 compliant resource estimate for three zones at the Guanajuato mine. Based on the resource estimate and the current production rate of approximately 2.6 million Ag eq oz per year, the Company expects the resources to support a mine life of approximately 5 years. Effective December 31, 2010, the Company extended the mine life from 3 years to 5 years.

Production facilities and mineral property costs are amortized over the estimated remaining life of mine which were 3 years for Guanajuato and 10 years for Topia for the year ended December 31, 2010. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable for each of the whole mines.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project during the year (note 8) of our consolidated financial statements for the year ended December 31, 2010, a measurement difference of $0.1 million resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

	vi.	Statement of Cash Flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

	vii.	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)) of our consolidated financial statements for the year ended December 31, 2010. Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their relative fair values. Accordingly, the amount of $2.5 million, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

b.	International Financial Reporting Standards (“IFRS”):

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company will prepare its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011 (“adoption date”). In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company will retrospectively apply IFRS effective at the adoption date, except for mandatory and elected optional exemptions from full retrospective application of IFRS as provided by IFRS 1.

Preparation of our first consolidated financial statements in accordance with IFRS will require presentation of comparative information in accordance with IFRS. In order to present comparative information in accordance with IFRS in its IFRS financial statements, the Company will be required to restate its balance sheet as at January 1, 2010 to comply with IFRS (“transition date”).

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1.

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation, Parallel Reporting and Review, involves the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant consolidated interim and annual financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

The following table summarizes the Company key activities and current status of its changeover plan:

Key Activities		Current Status

(1)	Financial Reporting

	- Analyze and select accounting policies where choices are permitted, including IFRS 1 elections	- The Company completed the selection of accounting policies and IFRS 1 elections

	- Quantify differences for opening balance sheet and key differences for quarterly comparatives	- Quantification of key differences for opening balance sheet and quarterly comparatives are in the process of being finalized

(2)	Financial Information Systems

	- Determine and implement solution for capturing IFRS information for comparative periods	- IFRS information for the opening balance sheet and comparative periods will be maintained in spreadsheets

	- Identify and evaluate impact on financial systems and the changes required	- The system used by the Company to record stock based compensation is IFRS compliant

- The Company's information systems have been configured to record transactions under IFRS

(3)	Internal Control Over Financial Reporting ("ICFR")

	- Maintain effective controls throughout the IFRS conversion process	- Control enviroment surrounding ICFR has been maintained through the conversion process.

	- Identify and revise, as necessary, control environment for changes in processes and controls as a result of conversion to IFRS	- The Company's assessment of changes in controls is underway and being documented.

(4)	Disclosure Controls and Procedures

	- Identify and revise, as necessary, disclosure controls as a result of conversion to IFRS	- IFRS updates, formal and informal, were provided to the Company's staff, including individuals directly involved with investor relations and corporate communication.

(5)	Training and Financial Reporting Expertise
	- Provide technical training to key finance and accounting personnel at all sites	- The Company provides financial support and time for financial personnel to stay abreast with IFRS

- The Company engaged third party IFRS consultants to assist with the conversion to IFRS

- The Company will provide specific training, on an as needed basis during 2011 and thereafter

(6)	Business Activities

	- Identify and assess impact of transition to IFRS on key business activities such as budgeting and human resources (i.e. compensation arrangements)	- The Company is currently reviewing the impact on its key business activities and will conclude in 2011 once all differences are finalized

The Company also anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as additional systems changes that may be necessary to gather and process the required information.

The Company has identified key areas where changes in accounting policy are required on its transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas the Company determined to be the most significant that will result from the transition to IFRS. The Company has not yet finalized the impact of these changes on its consolidated financial statements and will only be reporting quantified differences once approved by the Audit Committee. The IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and these changes may have a material effect on the Company’s consolidated financial statements.

The key areas where changes in accounting policy are required for the adoption of IFRS are listed below:

i. First Time Adoption of IFRS

The Company has decided to use the following optional IFRS 1 exemptions from full retrospective application of IFRS:

  The Company has elected not to apply IFRS 3, Business Combinations (as revised in 2008) to past business combinations that occurred before the date of transition to IFRS. In accordance with this optional exemption, such past business combinations will not be restated.

  The Company has elected not to apply IFRS 2, Share-based Payment to equity instruments vested before the transition date. This election exempts the Company from retrospective restatement of share-based payments vested before the transition date.

  The Company has elected to apply the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease (IFRIC 4). Accordingly, for the arrangements existing as at the transition date, the Company determined whether an arrangement contains a lease on the basis of facts and circumstances existing at that date. The Company completed an analysis and has concluded as of the date of this MD&A that there were no arrangements within the scope of IFRIC 4.

  The Company has elected not to comply with requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. In accordance with this IFRS 1 optional exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS and the gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include later translation differences.

  For instruments where the liability component is no longer outstanding as at transition date, the Company elected not to apply requirement of IAS 32, Financial Instruments: Presentation to split a compound financial instruments into two portions of equity.

  As at transition date, the Company will not make any additional optional designations of financial instruments as available for sale, or financial asset or financial liability at fair value through profit or loss, unless such designation has been made on initial recognition of such instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

  The Company has elected to apply optional exemption from full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1) to its decommissioning liabilities included in the cost of property, plant and equipment. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured as at the date of transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. To the extent that the liability is within the scope of IFRIC 1, the amount that would have been included in the cost of the related asset when the liability first arose is determined by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rates(s) that would have applied for that liability of the intervening period. The carrying amount of related asset as at the transition date is determined by calculating accumulated depreciation on the basis of the current estimate of the useful life of such asset, using the depreciation policy adopted by the Company in accordance with IFRS.

  The Company has elected to apply transitional provisions of IAS 23, Borrowing Costs (as revised in 2007) (“IAS 23”). Accordingly, the effective date of adoption of requirements of IAS 23 for the Company is its transition date. The Company will not apply requirements of IAS 23 to qualifying assets completed prior to transition date. The Company did not have any qualifying projects in progress as of the date of this MD&A.

The Company has decided not to use an optional IFRS 1 election to measure its property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost, or use a previous GAAP revaluation of property, plant and equipment as its deemed cost at the transition date. Instead, the Company will retrospectively apply recognition and measurement requirements of IAS 16, Property, Plant and Equipment (“IAS 16”). Under IAS 16, the Company made an accounting policy choice to measure its property, plant and equipment after its recognition at its cost less any accumulated depreciation and any accumulated impairment losses.

ii. Exploration and Evaluation Expenditures

IFRS 6 allows for capitalization of exploration and evaluation expenditures that the Company had previously expensed under Canadian GAAP. The Company has determined that expenditures incurred after it has acquired the legal right to explore and before technical feasibility and commercial viability to extract resources have been demonstrated should be capitalized.

iii. Asset Retirement Obligation:

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists. The Company is currently assessing the impact on the carrying value of its asset retirement obligation upon adoption of IFRS.

iv. Convertible Notes:

IFRS requires that convertible notes be bifurcated between its liability and equity components. IFRS emphasizes the residual nature of equity and places the primary emphasis on the liability component. As a result of this difference in methodology, the Company is currently assessing the impact on the carrying value of its convertible notes upon adoption of IFRS.

v. Property, Plant, and Equipment:

Key differences between Canadian GAAP and IFRS with respect to property, plant, and equipment include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its property, plant and equipment using the cost model. At this point, the Company does not expect to record a material adjustment relating to this difference.

vi. Impairment of Assets:

Both Canadian GAAP and IFRS require an entity to test for impairment of assets when there is an indication of impairment. Under Canadian GAAP, a two-step approach to impairment testing is performed. The asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IFRS requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to these impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments under IFRS. We have assessed impairment indicators under IFRS as at the date of transition for all of our projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

C.	Research and Development

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we spent approximately $0.6 million on due diligence for various other mining properties.

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2010 (in thousands of dollars):

	Less than 1			After 5
	year	1-3 years	4-5 years	years	Total
Long-term debt (1)	$4,610	$78	$-	$-	$4,688
Capital lease obligations	401	132	-	-	533
Operating leases	148	243	-	-	391
Purchase obligations (2)	5,129	-	-	-	5,129
Other long-term obligations (3)	-	-	903	1,817	2,720
Total obligations	$10,288	$453	$903	$1,817	$13,461

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and promissory notes.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, maintenance and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mines, which include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

G.	Safe Harbor

Not applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexicana el Rosario	Present Position Metalicos de Durango	Present Position Minera de Villa Seca
Kaare G. Foy	Executive Chairman, Director	President, Director	President, Director	President, Director
Robert A. Archer	President, CEO, Director	Secretary, Director	Secretary, Director	Secretary, Director
Malcolm A. Burne	Director	n/a	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a
Martin B. Carsky	Director	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	n/a	n/a	n/a
Raakel Iskanius	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer
Charles Brown	Chief Operating Officer	Chief Operating Officer	Chief Operating Officer	Chief Operating Officer
Francisco Ramos Sanchez	Vice President, Business Development	Director	Director	Director
Robert Brown	Vice President, Exploration	n/a	n/a	n/a
Craig Mackay	Vice President, Technical Services	Vice President, Technical Services	Vice President, Technical Services	Vice President, Technical Services
Erick Bertsch	Vice President Corporate Development	n/a	n/a	n/a
Enriqueta Hernandez Dominguez	n/a	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)
Eduardo Ortiz Briones	Vice President, Corporate Relations	Vice President, Corporate Relations	Vice President, Corporate Relations	Vice President, Corporate Relations

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

A self-employed business banker for many years, Malcolm Burne is a former stockbroker and financial journalist with The Financial Times. He has controlled and managed fund management, venture capital and investment banking companies in London, Australia, Hong Kong and North America. He has been a director of over 20 companies, many of which have been in the mineral resource and gold exploration fields. In addition, he was Executive Chairman of the Australian Bullion Company (Pty) Ltd., which at the time was Australia’s leading gold dealer and member of the Sydney Futures Exchange.

Mr. Burne is currently a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange, a director of Golden Prospect Precious Metals Limited, a mineral investments and gold fund company publicly listed on the CISX, and non-executive Chairman of Longships plc, a company publicly listed on the AIM market of the London Stock Exchange. Mr. Burne is an independent director.

John T. Kopcheff

Mr. Kopcheff has been a director of our company since August 2001. As a non-executive director, Mr. Kopcheff is the Chairman of the Compensation Committee, and until February 12, 2009, he was the Chairman of our Audit Committee, at which time he stepped down and he is now a member of our Audit Committee.

For 26 years Mr. Kopcheff was Managing Director of Victoria Petroleum NL, recently renamed Senex Energy Limited, an oil and gas company publicly listed on the main board of the Australian Stock Exchange. He recently retired from the board and has retained the role of Special Advisor to the board. Mr. Kopcheff is a also non-executive director of Greenearth Energy Limited, a geothermal exploration company publicly listed on the main board of the Australian Stock Exchange.

Martin B. Carsky

Mr. Carsky was appointed director of our company on February 9, 2009, at which time he was also appointed to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. On February 12, 2009, he was appointed Chairman of the Audit Committee. On January 1, 2011 he was appointed Lead Director.

He is an experienced financial executive with extensive experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. He is the CEO of CON-SPACE Communications Ltd. a member of the Savox Group of Companies. In addition to Great Panther, he is currently a director and the Chairman of the Audit Committee of Cangold Limited. Mr. Carsky holds a Bachelor of Science degree from the University of British Columbia in Vancouver, British Columbia and holds the designation Chartered Accountant.

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

Charles Brown

Mr. Brown has been our Chief Operating Officer since August 2007. He is responsible for overseeing aspects of all mines relating to mining and metallurgy. He is a seasoned professional with more than 35 years experience successfully operating and developing mines both in Canada and internationally, from small gold mines in Ontario and Venezuela to being Managing Director of Tara Mines Ltd in Ireland, where he was responsible for one of the world's largest underground zinc mines.

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

Mr. Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 36 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 15 years, he has held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration. He is also a director of Cangold Limited, and the President and a director of Finlay Minerals Limited.

Craig Mackay

Mr. Mackay has been our Vice President Technical Services since November 2010 and our Manager of GeoInformation and IT services since 2005. He has more than 25 years of international experience in management and application of spatial information technology, architecting geospatial data strategies and building IT infrastructure to support mineral resource identification, quantification and exploitation. Before joining the company, Craig worked in Ireland, Saudi Arabia, Australia and Africa directing application and consumption of geo-information management and office automation technologies in mining, software R&D, agriculture and forestry. He has an MBA from Trinity College, Dublin and an MSc in Information Technology from Stellenbosch, South Africa.

Erick Bertsch

Mr. Erick Bertsch was appointed as our Vice President, Corporate Development in September 2010. He has more than 16 years experience in the mining industry. Prior to joining the company, Erick began his mining career in the field, before transitioning to investor relations in 2003 with several companies in the Hunter-Dickinson Group. More recently, he has held corporate development positions with Minco Gold and Geodex Minerals.

Enriqueta Hernandez Dominguez

Enriqueta Hernandez Dominguez was appointed Vice President of Accounting and Administration (Mexico) in July 2010. Ms. Hernandez previously served as Regional Controller of our Mexican operations in 2009. Enriqueta has more than 24 years of experience in financial and tax fields in different kind of industries both in Mexico and Canada. Ms. Hernandez holds a Bachelor Degree in Accounting and a Master Degree in Business Administration, with honours, both from the National University of Mexico.

Eduardo Ortiz

Eduardo Ortiz Briones was appointed Vice President of Corporate Relations in January 2011. As our VP of Corporate relations, he is responsible for the Company’s government and community relations and media communication in Mexico. Prior to joining the Company, Mr. Ortiz was Development and Relations Manager for Minera Rio Panuco S.A. de C.V. and Real de Panuco S.A. de C.V. México.

Mr. Ortiz holds a Bachelor in Business Administration from the University National of Mexico.

Family Relationships

Two officers of the Company, Ms. Enriqueta Dominguez and Mr. Eduardo Ortiz, are married.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

B.	Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his/her duties during the fiscal year ended December 31, 2010. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last full financial year end, the following persons were or are our directors and executive officers:

Name	Principal Position	From	To
Robert A. Archer	President and Chief Executive Officer Director	April 27, 2004 April 27, 2004	Present Present
Kaare G. Foy	Executive Chairman Director	April 27, 2004 June 23, 1994	Present Present
Malcolm A. Burne	Director	June 3, 1987	Present
John T. Kopcheff	Director	August 16, 2001	Present
Martin B. Carsky	Director	February 9, 2009	Present
Raakel S. Iskanius	Chief Financial Officer	May 22, 2007	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Francisco Ramos Sánchez	Vice President, Business Development Vice President, Operations	November 13, 2007 April 30, 2004	Present November 13, 2007
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compe nsation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Robert A. Archer	2010	30,000(1)	100,000	nil	nil	nil	n/a	$331,847(2)
Malcolm Burne	2010	30,000(1)	nil	nil	nil	nil	n/a	nil
Kaare G. Foy	2010	30,000(1)	50,000	nil	nil	nil	n/a	$306,658(3)
John T. Kopcheff	2010	30,000(1)	nil	nil	nil	nil	n/a	nil
Martin B. Carsky	2010	40,000(1)	nil	nil	nil	nil	n/a	nil
Francisco Ramos Sánchez	2010	185,039	25,000	nil	nil	nil	n/a	nil
Robert F. Brown	2010	160,000	30,000	nil	nil	nil	n/a	nil
Charles Brown	2010	210,000	30,000	nil	nil	nil	n/a	nil
Raakel S. Iskanius	2010	195,000	45,000	nil	nil	nil	n/a	nil

(1)	Directors' fees.

(2)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(3)	Of this amount, $220,563 was paid for consulting and other benefits and $86,095 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

Compensation of Directors

During the financial year ended December 31, 2010, the remuneration paid or accrued to directors in their capacity as directors of our company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
Martin B. Carsky	$40,000

We have an incentive stock option plan in which directors are eligible to participate. No stock options were granted to directors during the year ended December 31, 2010 as outlined in the Summary Compensation Table.

C.	Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 30, 2010.

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

The members of our audit committee included Martin B. Carsky (Chairman), Malcolm A. Burne and John T. Kopcheff. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The members of the nominating and corporate governance committee included Malcolm A. Burne (Chairman), John T. Kopcheff and Martin B.Carsky. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included John T. Kopcheff (Chairman), Malcolm A. Burne and Martin B. Carsky. The compensation committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits.

D.	Employees

During the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008, we had direct employees as outlined below:

Company	2010	2009	2008
Great Panther Silver Limited.	17	14	10
Minera Mexicana el Rosario, S.A. de C.V.	Nil	Nil	Nil
Metalicos de Durango, S.A. de C.V.	109	81	46
Minera de Villa Seca, S.A. de C.V.	80	63	54
Exploraciones Mineras el Rosario, S.A. de C.V.	0 [1]	0 [1]	4
TOTAL	206	158	114

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

The following table sets out, as at March 14, 2011, the number of securities beneficially owned by our directors, officers and senior management, whom, to our knowledge, possess sole voting and investment power with respect to the securities shown:

	Number of Securities
Name of Beneficial Holder	Beneficially Owned	Percentage (1)
Robert A. Archer	1,975,100	1.48%
Erick J. Bertsch	100,000	0.08%
Charles P. Brown	598,000	0.45%
Robert F. Brown	212,500	0.16%
Malcolm A. Burne	340,033	0.26%
Martin B. Carsky	Nil	0.00%
Kaare G. Foy	262,600	0.20%
Enriqueta Hernandez Dominguez	50,000	0.04%
Raakel S. Iskanius	270,000	0.20%
John T. Kopcheff	280,000	0.21%
Craig H. Mackay	92,500	0.07%
Eduardo Ortiz-Briones	Nil	0.00%
Francisco Ramos Sanchez	1,296,000	0.97%
Wendy M. Ratcliffe	205,000	0.15%

(1)	Based on the following securities issued and outstanding as at March 14, 2011:
124,524,166 common shares;
2,820,000 incentive stock options, all exercisable within 60 days of March 14, 2011, for the purchase of up to 2,820,000 common share; and
5,864,746 warrants, all exercisable within 60 days of March 14, 2011, for the purchase of up to 5,864,746 common shares.

The voting rights attached to the common shares owned by our directors, officers and senior management do not differ from those voting rights attached to shares owned by people who are not directors, officers or senior management of our company.

As at March 14, 2011, our directors, officers and senior management held, as a group, directly or indirectly, an aggregate of 3,804,733 common shares, 1,821,000 options exercisable within 60 days and 56,000 warrants exercisable within 60 days.

The total number of options outstanding as at March 14, 2011, all exercisable within 60 days, granted to our directors, officers and senior management are set out below:

Name	Number of Options	Exercise Price	Expiry Date
Outstanding
Robert A. Archer	250,000 175,000	$0.45 $0.70	February 8, 2014 September 3, 2014
Erick J. Bertsch	100,000	$1.15	October 17, 2015
Charles P. Brown	75,000 75,000	$0.70 $0.90	September 3, 2014 December 2, 2014
Robert F. Brown	150,000 50,000	$0.45 $0.90	February 8, 2014 December 2, 2014
Malcolm A. Burne	Nil
Martin B. Carsky	Nil
Kaare G. Foy	Nil
Enriqueta Hernandez Dominguez	25,000 25,000	$0.90 $1.90	December 2, 2014 November 21, 2015
Raakel S. Iskanius	50,000 125,000 25,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014
John T. Kopcheff	200,000	0.45	February 8, 2014
Craig H. Mackay	25,000 50,000	$0.70 $1.90	September 3, 2014 November 21, 2015
Eduardo Ortiz-Briones	Nil
Francisco Ramos Sanchez	221,000	$0.45	February 8, 2014
Wendy M. Ratcliffe	200,000	$0.45	February 8, 2014

The total number of warrants outstanding as at March 14, 2011, all exercisable within 60 days, issued to our directors, officers and senior management are set out below:

	Number of Warrants
Name	Outstanding	Exercise Price	Expiry Date
Charles P. Brown	36,000	$0.90	November 17, 2011
Raakel S. Iskanius	7,500	$0.90	November 17, 2011
Craig H. Mackay	7,500	$0.90	November 17, 2011
Wendy Ratcliffe	5,000	$0.90	November 17, 2011

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

The total number of options outstanding as at March 14, 2011, granted to our directors and executive officers as a group, to our non-executive officers and senior management as a group, to our employees as a group and to our consultants as a group, are set out below:

Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Directors and Executive Officers	871,000 375,000 150,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014

Non-executive Officers and Senior Management	200,000 25,000 25,000 100,000 75,000	$0.45 $0.70 $0.90 $1.15 $1.90	February 8, 2014 September 3, 2014 December 2, 2014 October 17, 2015 November 21, 2015

Employees	45,000 140,000 62,500 200,000 1,500 240,000	$0.45 $0.70 $0.90 $0.90 $1.15 $1.90	February 8, 2014 September 3, 2014 December 2, 2014 July 11, 2015 October 17, 2015 November 21, 2015

Consultants	70,000 100,000 90,000 50,000	$0.45 $0.70 $0.90 $1.90	February 8, 2014 September 3, 2014 February 29, 2012 November 21, 2015

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of February 28, 2011, Computershare Trust Company of Canada, our registrar and transfer agent reported that we had 122,133,166 common shares issued and outstanding. Of those common shares, 113,226,676 common shares were registered to Canadian residents (22 shareholders); 8,082,326 common shares were registered to residents of the United States (85 shareholders); and 824,164 common shares were registered to residents of other foreign countries (18 shareholders). There are no persons known to us to be the beneficial owners of more than five (5%) of those common shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2010 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2010, we entered into the following transactions with related parties (in thousands of dollars):

	2010	2009	2008

Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596

Consulting fees paid or accrued to companies controlled by officers of the Company	215	171	266

Cost recoveries received or accrued from a company with a common director of the Company	51	80	82

Office and administration fees paid or accrued to a company controlled by a director of the Company	86	69	36

As at December 31, 2010, $0.2 million (2009 – $0.1 million) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $0.1 million (2009 – $0.1 million) and were included in amounts receivable.

On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

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

Financial Statements filed as part of this Annual Report, under item 17 “Financial Statements”:

  Report of Independent Registered Public Accounting Firm dated March 14, 2011.

  Consolidated balance sheets for the fiscal years ended December 31, 2010, and 2009.

  Consolidated statements of operations and comprehensive income (loss) for the fiscal years ended December 31, 2010, 2009, and 2008.

  Consolidated statements of deficit for the fiscal years ended December 31, 2010, 2009 and 2008.

  Consolidated statements of cash flows for the fiscal years ended December 31, 2010, 2009, and 2008.

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

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our company's financial statements since the financial year ended December 31, 2010.

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

On November 14, 2006, our common shares became listed on the TSX.

On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2006	$2.79	$0.80
December 31, 2007	$2.53	$1.07
December 31, 2008	$1.72	$0.18

Year Ended	High	Low
December 31, 2009	$1.25	$0.23
December 31, 2010	$2.90	$0.67

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2009	$0.56	$0.23
June 30, 2009	$0.67	$0.41
September 30, 2009	$1.25	$0.45
December 31, 2009	$0.94	$0.66
March 31, 2010	$1.14	$0.73
June 30, 2010	$0.96	$0.73
September 30, 2010	$1.04	$0.67
December 31, 2010	$2.90	$0.97

The high and low market prices for our common shares for each of the most recent six months, from September, 2010 through February, 2011 were as follows:

Month Ended	High	Low
September 30, 2010	$1.04	$0.80
October 31, 2010	$1.25	$0.97
November 30, 2010	$2.10	$1.21
December 31, 2010	$2.90	$2.04
January 31, 2011	$2.76	$1.79
February 28, 2011	$3.94	$2.15

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (“NYSE”) Amex, trading under the symbol "GPR” and “GPL” effective November 14, 2006 and February 8, 2011 respectively. Our CUSIP number is 39115V 101.

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

On January 23, 2009, we closed a private placement offering of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1.0 million. Each Unit comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 per share until January 22, 2010. The Company authorized and created 169,050 non-transferable share purchase warrants (the “Finder’s Warrants”) to purchase up to 169,050 common shares and entitling the holder to purchase one common share at a price of $0.35 until January 22, 2010.

On November 17, 2009, we closed an equity offering of 17,617,500 units of the Company (“Units”) at a price of $0.70 per Unit to raise gross proceeds of $12.3 million. Each Unit comprised of one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to purchase one common share of the Company at a price of $0.90 per share until November 17, 2011. The Company authorized and created non-transferable share purchase warrants (the “Agents’ Warrants”) to purchase up to 6% of the Units sold, net of sales arranged by the Company. Each Agents’ Warrants entitles the holder to purchase one common share at a price of $0.90 until November 17, 2011.

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

As at the date of this annual report, we have three wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) Metalicos de Durango, S.A. de C.V.; and (iv) Minera de Villa Seca, S.A. de C.V.

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

Comparative foreign exchange rates as at December 31, 2010 and 2009 are as follows:

	2010	2009

MXN Peso to CDN Dollar	0.081	0.080
US Dollar to CDN Dollar	0.995	1.051

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

Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010, the Company held $13.0 million in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of at 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2010, market prices were US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc.

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

During the year, the Company entered into derivative financial instruments to mitigate fluctuations in lead and zinc prices.

Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2010.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2010 CAD to USD exchange rate of 1.005.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2010 CAD to Mexican peso exchange rate of 12.410

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc as of December 31, 2010.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below (in thousands of dollars):

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CAD	11,436	(114)	114	-	-	-	-
USD	2,336	(23)	23	260	(212)	-	-
Pesos	195	(2)	2	22	(18)	-	-
Amounts receivable
USD	5,159	-	-	573	(469)	(228)	228
Pesos	4,221	-	-	469	(384)	-	-

Financial liabilities
Accounts payable and accrued liabilities
USD	158	-	-	(18)	14	-	-
Pesos	3,814	-	-	(424)	347	-	-
Capital lease obligation
USD	497	-	-	(55)	45	-	-
Total Increase (Decrease)		(139)	139	827	(677)	(228)	228

ITEM 12	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010. The attestation report is included with the consolidated financial statements in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that the Chairman of the Company's Audit Committee, Mr. Martin B. Carsky CA, qualifies as an "audit committee financial expert" as that term is defined in Item 16A(b) of Form 20-F.

More information regarding Mr. Carsky’s experience can be found in Item 6 A. Directors, Officers and Senior Management.

Mr. Carsky qualifies as "independent" as the term is used in Section 803 of the AMEX Company Guide.

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

The Code was amended and updated on September 24, 2010 for minor changes.

The Code is available on our website at http://www.greatpanther.com/.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2010. The aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2010 annual financial statements included in this annual report for the year ended December 31, 2010 was $260,000. For the year ended December 31, 2009, the audit fees were $352,000, of which $272, 000 related to the year-end audit and $80,000 related to a review of interim periods in connection with the short form prospectus.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $6,500 for the year ended December 31, 2010 and $5,000 for the year ended December 31, 2009.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $7,500 for the year ended December 31, 2010, compared to $5,000 for the year ended December 31, 2009.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $nil for the year ended December 31, 2010 and $6,000 for the year ended December 31, 2009.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG LLP, Chartered Accountants, is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

a.	Approved by our audit committee; or

b.

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

Financial Statements Filed as Part of the Annual Report:

  Report of Independent Registered Public Accounting Firm dated March 14, 2011.

  Consolidated balance sheets for the fiscal years ended December 31, 2010 and 2009.

  Consolidated statements of operations and comprehensive income (loss) for the fiscal years ended December 31, 2010, 2009, and 2008.

  Consolidated statements of deficit for the fiscal years ended December 31, 2010, 2009 and 2008.

  Consolidated statements of cash flows for the fiscal years ended December 31, 2010, 2009, and 2008.

  Notes to consolidated financial statements.

ITEM 18	Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.5	Certificate of Name Change to Great Panther Silver Limited.

2.	Instruments Defining Rights of Security Holders

2.1	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004, amended March 7, 2008).

3.	Material Contracts

3.1

Share Purchase Agreement dated December 9, 2003 with Robert A. Archer and Ing. Francisco Ramos Sánchez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.2

Option Agreement dated February 11, 2004 between our subsidiary, Minera Mexicana el Rosario, S. A. de C.V. and Eduardo Rodriguez Chávez, acting in representation of Alfredo Rodriguez Chávez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.3

Agreement dated February 18, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C. V. and Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Peñoles, S.A. de C.V. and Minera Mexicana la Ciénega, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

3.4

Agreement dated February 28, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C. V. and Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

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

3.12

Shareholder Rights Plan Agreement dated March 7, 2008 between the Company and Computershare Investor Services Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

3.13	Option Termination and Debt Settlement Agreement with Altair on the San Antonio property dated February 1, 2010.

4.	Subsidiaries

4.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2	Metalicos de Durango, S.A. de C.V.

4.3	Minera de Villa Seca, S.A. de C.V.

5.	Code of Ethics

5.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007, September 2008 and September 2010).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

15.	Additional Exhibits

15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.3	Map of Topia Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

15.4	Map of Guanajuato Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

15.5	Map of Mapimi Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

*	Filed herewith.

____________________________________
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

/s/ Raakel S. Iskanius
Raakel S. Iskanius
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: March 15, 2011

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 and 2009
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

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 14, 2011	March 14, 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders & Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2010, in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unmodified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
March 14, 2011

2

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Great Panther Silver Limited

We have audited Great Panther Silver Limited’s ("the Company") internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

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

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
March 14, 2011

2

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian Dollars)
December 31, 2010 and 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$13,967	$13,312
Restricted cash (note 14)	151	-
Marketable securities	200	23
Amounts receivable (note 5)	9,635	5,539
Income taxes recoverable	239	342
Inventories (note 6)	2,615	1,438
Prepaid expenses, deposits and advances	1,240	1,585
	28,047	22,239

Mineral properties, plant and equipment (note 7)	17,538	14,935

	$45,585	$37,174

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,724	$2,658
Current portion of capital lease obligations (note 19(f))	369	801
Current portion of promissory notes (note 9(a))	373	122
Current portion of convertible loan notes (note 9(b))	3,792	-
Current portion of future income tax liability (note 17)	-	506
Liabilities under derivative instruments (note 14)	53	-
	9,311	4,087
Long-term liabilities:
Capital lease obligations (note 19(f))	128	63
Promissory notes (note 9(a))	77	118
Convertible loan notes (note 9(b))	-	3,356
Asset retirement obligations (note 10)	516	1,382
Future income tax liability (note 17)	-	1,312
	10,032	10,318
Shareholders’ equity:
Share capital (note 11(b))	83,470	75,910
Contributed surplus (note 11(c))	9,470	10,268
Equity component of convertible loan notes (note 9(b)(i))	1,563	1,563
Accumulated other comprehensive loss (note 12)	(3,058)	(23)
Deficit	(55,892)	(60,862)
	35,553	26,856
Nature of operations (note 1)
Commitments and contingencies (note 19)
Subsequent events (note 21)

	$45,585	$37,174

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Mineral sales	$42,206	$31,732	$22,445
Cost of sales	(21,161)	(16,768)	(18,144)
Amortization and depletion of mineral properties, plant and equipment	(2,362)	(3,494)	(4,183)
	18,683	11,470	118

Expenses:
Amortization and depreciation	52	83	102
Accretion on asset retirement obligation	206	277	282
Mineral property exploration expenditures (note 8)	7,110	1,582	6,328
General and administrative	5,858	5,803	5,965
Stock-based compensation	869	2,378	1,608
	14,095	10,123	14,285
	4,588	1,347	(14,167)

Income (expenses):
Interest income	116	59	241
Interest expense	(934)	(1,169)	(1,155)
Debt settlement expense (note 9(b)(ii))	-	(51)	-
Foreign exchange gain (loss)	(373)	(383)	113
Gain (loss) on disposal of capital assets	(16)	(2)	31
Loss on derivative instruments (note 14)	(148)	-	-
	(1,355)	(1,546)	(770)

Income (loss) before provision for income taxes	3,233	(199)	(14,937)

Recovery of (provision for) income taxes (note 17)	1,737	(668)	1,176

Income (loss) for the year	4,970	(867)	(13,761)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(3,025)	-	-
Unrealized gain (loss) on marketable securities	(10)	15	(43)

Comprehensive income (loss) for the year	$1,935	$(852)	$(13,804)

Earnings (loss) per share
Basic	$0.04	$(0.01)	$(0.17)
Diluted	$0.04	$(0.01)	$(0.17)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Deficit, beginning of year	$(60,862)	$(58,389)	$(44,628)
Settlement of convertible loan note (note 9(b)(ii))	-	(1,606)	-
Income (loss) for the year	4,970	(867)	(13,761)

Deficit, end of year	$(55,892)	$(60,862)	$(58,389)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash flows provided by (used in) operating activities:
Income (loss) for the year	$4,970	$(867)	$(13,761)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	2,414	3,577	4,285
Foreign exchange (gain) loss	50	(184)	135
Stock-based compensation	869	2,378	1,608
Shares issued for mineral exploration expenditures	-	-	191
Future income taxes	(1,853)	603	(1,045)
Interest accretion on convertible loan notes	436	628	623
Debt settlement expense	-	51	-
Accretion on asset retirement obligations	206	277	282
Write-down of inventory	-	-	241
Write-down of mineral properties (note 8(a))	69	-	-
Loss on derivative instruments (note 14)	53	-	-
Loss (gain) on disposal of capital assets	16	2	(31)
Other	-	(1)	25
	7,230	6,464	(7,447)
Changes in non-cash operating working capital:
Amounts receivable	(4,286)	(1,801)	2,278
Inventories	(1,086)	(471)	(358)
Prepaid expenses, deposits and advances	327	(1,090)	371
Accounts payable and accrued liabilities	1,926	(1,840)	1,960
Income taxes	104	89	(68)
Net cash provided by (used in) operating activities	4,215	1,351	(3,264)

Cash flows provided by (used in) investing activities:
Mineral properties, plant and equipment	(8,036)	(1,762)	(1,928)
Proceeds from disposal of capital assets	37	5	101
Restricted cash	(151)	-	-
Net cash used in investing activities	(8,150)	(1,757)	(1,827)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	-	(105)
Repayment of capital lease obligations	(938)	(364)	(181)
Repayment of promissory note	(292)	(10)	-
Proceeds from advances on share subscriptions	-	-	85
Proceeds from exercise of warrants (note 11(b))	3,054	519	143
Proceeds from exercise of options (note 11(b))	2,871	731	398
Issuance of shares for cash, net of issue costs	(32)	12,288	-
Net cash provided by financing activities	4,663	13,164	340
	728	12,758	(4,751)
Effect of exchange rate changes on cash and cash equivalents	(73)	(52)	(1)

Increase (decrease) in cash and cash equivalents	655	12,706	(4,752)

Cash and cash equivalents, beginning of year	13,312	606	5,358

Cash and cash equivalents, end of year	$13,967	$13,312	$606

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Supplementary cash flow information:
Income taxes received	$-	$24	$63
Income taxes paid	112	-	-
Interest expense paid	436	366	497
Interest income received	116	59	250

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation (note 10)	(282)	-	(278)
Assumption of capital lease obligation on purchase of equipment	640	408	785
Value added tax on capital lease obligation	-	80	136
Warrants issued for financing fee (note 11(b))	-	442	-
Issuance of shares pursuant to mineral property option agreements	-	-	192
Issuance of promissory note for equipment (note 9(a))	501	250	-
Shares issued on conversion of convertible notes (note 9(b)(i))	-	4,587	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the main board of the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

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

2.	Significant accounting policies

(a) Basis of presentation and principles of consolidation:

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

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 22.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

	(d)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

	(e)	Inventories:

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

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized once commercial feasibility has been established, including the estimates of mineral reserves. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(f)	Mineral properties, plant and equipment (continued):

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2010, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years and 2 years to 3 years, respectively. Later in 2010, the Company obtained successful drilling results at both mines and completed a NI 43-101 mineral resource/reserve estimate on a segment of the Guanajuato mine. Consequently, effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life
Furniture and fixtures	straight-line over the estimated useful life
Office equipment	straight-line over the estimated useful life
Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets:

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(h)	Stock-based compensation:

The Company accounts for stock-based payments granted to employees and non-employees using the fair value-based method. Under the fair value-based method, stock-based payments are measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

	(i)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates upon delivery when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

	(j)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the asset retirement cost included in mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

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

	(k)	Financial instruments:

The Company’s financial instruments, including derivatives, consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for- sale, held-to-maturity, loans and receivables or other financial liabilities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(k)	Financial instruments (continued):

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

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available- for-sale.

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

Other financial liabilities include accounts payable, accrued liabilities, promissory notes and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

Derivative financial instruments are recorded at fair value, even when they are part of a hedging relationship. Changes in the fair value are recognized in net earnings (loss) for the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case, gains and losses are recognized in other comprehensive income (loss). The Company has elected not to apply hedge accounting to these instruments. Therefore, the changes in fair value are recognized in net earnings.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(k)	Financial instruments (continued):

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from accumulated other comprehensive income and recognized in the income statement.

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

(m) Earnings (loss) per share:

Earnings per share are calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

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

(n) Comparative figures:

Certain comparative figures have been reclassified to conform to the current year presentation.

3.	Change in accounting policy

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009 and continuing throughout 2010 among other factors. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

4.	Recent accounting pronouncements

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

5.	Amounts receivable

	2010	2009

Trade accounts receivable	$5,151	$3,472
Value added tax recoverable	4,399	2,024
Other	317	251
	9,867	5,747
Allowance for doubtful amounts	(232)	(208)

	$9,635	$5,539

The Company, through its Mexican subsidiaries, previously paid value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories

	2010	2009

Finished product	$831	$410
Ore stockpile	370	80
Materials and supplies	993	681
Silver bullion	421	267

	$2,615	$1,438

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is included in cost of sales.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

7.	Mineral properties, plant and equipment

The major components of the Company's mineral properties, plant and equipment are as follows:

	2010	2009

Topia mine:
Mineral properties	$2,642	$3,115
Plant and equipment	7,632	6,132
Buildings and mobile equipment	316	396
Land	14	14
Asset retirement obligations (note 10)	148	231
	10,752	9,888
Accumulated depreciation and depletion	(4,565)	(4,652)
	6,187	5,236

Guanajuato mine:
Mineral properties	4,296	4,450
Plant and equipment	10,768	7,792
Buildings and mobile equipment	2,116	1,777
Land	2,200	2,845
Asset retirement obligations (note 10)	279	569
	19,659	17,433
Accumulated depreciation and depletion	(8,450)	(7,958)
	11,209	9,475

Santo Nino (note 8(a))	-	69

Leasehold improvements and other equipment, net of accumulated depreciation of $338 (2009 - $284)	142	155

	$17,538	$14,935

(a)	Topia mine:

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

(c)	La Prieta concession:

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $347 (US$330). US$300 was paid on closing with the remaining US$30 paid on March 31, 2010. The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead- zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

8.	Mineral property exploration expenditures

The continuity of expenditures on mineral properties for the year ended December 31, 2010 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Analysis	$-	$-	$60	$311	$-	$371
Drilling	-	-	1,230	1,759	-	2,989
Field costs	-	-	71	-	-	71
Geology	-	-	306	501	-	807
Project administration	66	69	121	223	-	479
Mine exploration costs	-	-	535	1,909	-	2,444
	66	69	2,323	4,703	-	7,161
Cost recoveries	(51)		-	-	-	(51)
	15	69	2,323	4,703	-	7,110
Cumulative expenditures, beginning of year	116	490	9,326	6,675	5,329	22,307
Cumulative expenditures, end of year	$131	$559	$11,649	$11,378	$5,329	$29,417

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Analysis	$-	$-	$18	$26	$4	$48
Drilling	-	-	293	-	-	293
Field costs	-	-	38	-	-	38
Geology	-	-	305	264	85	654
Project administration	30	-	7	94	34	165
Mine exploration costs	-	-	464	-	-	464
	30	-	1,125	384	123	1,662
Cost recoveries	(80)	-	-	-	-	(80)
	(50)	-	1,125	384	123	1,582
Cumulative expenditures, beginning of year	166	490	8,201	6,291	5,206	20,725
Cumulative expenditures, end of year	$116	$490	$9,326	$6,675	$5,329	$22,307

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

8.	Mineral property exploration expenditures (continued)

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Option payments:	Cash	$-	$-	$-	$-	$375	$375
	Shares	-	-	-	-	192	192
Analysis		-	-	45	210	118	373
Drilling		-	-	302	891	643	1,836
Field costs		1	-	36	15	55	107
Geology		5	-	268	695	557	1,525
Project administration		32	-	16	222	183	453
Mine exploration costs		-	-	1,549	-	-	1,549
		38	-	2,216	2,033	2,123	6,410
Cost recoveries		(82)	-	-	-	-	(82)
		(44)	-	2,216	2,033	2,123	6,328
Cumulative expenditures, beginning of year		210	490	5,985	4,258	3,083	14,397
Cumulative expenditures, end of year		$166	$490	$8,201	$6,291	$5,206	$20,725

(a)	San Antonio and Santo Nino projects:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the final installment payment. By making cumulative payments of US$165 over a three year period, the Company was granted ownership to the Santo Nino mining concession located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2009, US$60 and 200,000 shares of Altair had been received in accordance with the agreement. There was no underlying Net Smelter Return royalty or other royalties and Great Panther owned 100% of all four concessions as at December 31, 2009. On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

On December 21, 2010, the Company relinquished its rights to the San Antonio and Santo Nino mining concessions which resulted in the Company writing down its carrying value of $69.

(b)	Mapimi Project:

On September 9, 2009, the Company terminated its option agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

9.	Long-term debt

	(a)	Promissory notes:

	2010	2009
Promissory notes	$450	$240
Less: current portion	373	122
	$77	$118

During the year ended December 31, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. As at December 31, 2010, the Company has three promissory notes with the same vendor and the same terms. The total interest paid on the promissory notes totaled $29 in 2010 (2009 – $1).

(b)	Convertible loan notes:

	2010	2009

$4,050 notes due July 14, 2011, interest rate of 8% per annum payable quarterly; effective interest rate of 25.1% (i)	$3,792	$3,356

(i)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2010 was $436 (2009 - $385).

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

Subsequent to year end, the two convertible loan notes were converted (note 21(b)).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

9.	Long-term debt (continued)

(b) Convertible loan notes (continued):

(ii)

On March 8, 2006, the Company issued a $2,020 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at the holder’s option at a price of $1.32 per share. On issuance, the conversion feature of the note had a fair value of $1,006 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,587. The Company recorded a debt settlement expense of $51 in earnings and a conversion premium of $1,606 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242.

10.	Asset retirement obligations

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2010	2009
Balance, beginning of year	$1,382	$1,105
Changes due to mine life extension	(1,072)	-
Accretion expense	206	277
Balance, end of year	$516	$1,382

The provision for asset retirement obligations is based on the following assumptions:

  The increase in mine life (note 2(f)) at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets by $1,072 and $282, respectively. The excess of the reduction in the liability over the remaining unamortized asset retirement cost was recognized as a reduction in depreciation expense of $790 in 2010.

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,735 (2009 – US$2,893).

  The expected timing of payments totaling US$2,735 is estimated as follows: US$908 in 2015, US$156 in 2016, US$161 in 2017, US$1,129 in 2020, US$187 in 2021 and US$194 in 2022. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

  A credit-adjusted risk-free rate of 25.1% (2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital

	(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued:

	Number of	Stated
	common shares	value

Balance, January 1, 2008	80,744,352	$56,988

Exercise of options	465,000	398
Exercise of warrants	100,500	143
Issue of shares pursuant to mineral property agreement	344,669	192
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	158
Repricing of agent warrants	-	(14)

Balance, December 31, 2008	81,654,521	57,865

Exercise of “L” warrants	1,385,000	485
Exercise of finder’s warrants	98,294	34
Exercise of stock options	1,618,575	731
Private placement at $0.20 per unit, net of costs	5,125,000	969
Issue of agent warrants	-	(23)
Short form prospectus financing at $0.70 per unit, net of costs	17,617,500	11,404
Issue of agent warrants	-	(419)
Issue of shares for convertible note	3,740,741	4,587
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	277

Balance, December 31, 2009	111,239,631	75,910

Exercise of “L” warrants	1,177,500	412
Exercise of SFPO warrants	2,493,100	2,244
Exercise of agents’ warrants	414,154	373
Exercise of finder’s warrants	70,756	25
Exercise of stock options	4,518,625	2,871
Share issue cost	-	(32)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	1,667

Balance, December 31, 2010	119,913,766	$83,470

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(c)	Contributed surplus:

Stated value
Balance, January 1, 2008	6,261
Reclassification to common shares on exercise of options and warrants (note 11(b))	(158)
Stock-based compensation	1,165
Repricing of agent warrants	14
Repricing of stock options	443
Balance, December 31, 2008	7,725
Reclassification to common shares on exercise of options and warrants (note 11(b))	(277)
Issue of agent warrants	442
Stock-based compensation	2,378
Balance, December 31, 2009	10,268
Reclassification to common shares on exercise of options and warrants (note 11(b))	(1,667)
Stock-based compensation	869
Balance, December 31, 2010	$9,470

(d)	Stock options:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Exchange on the last business day immediately preceding the date of grant. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement. Vesting of options is generally at the time of grant.

The 2007 Plan allows a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2010, nil (2009 – nil; 2008 – nil) common shares were issued upon cashless exercises.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

The continuity of common stock options for 2010 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2009	Granted	Cancelled	Expired	Exercised	2010
0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
0.90	February 29, 2012	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
1.90	November 21, 2015	-	415,000	-	-	-	415,000

		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500

Weighted average exercise price		$0.59	$1.24	$0.93	-	$0.64	$0.73

As at December 31, 2010, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 is 3.25 years.

(i)	On April 29, 2010, the Company’s Board of Directors approved the extension of the expiry date from December 3, 2010 to February 29, 2012 of the 90,000 incentive stock options granted to a consultant.

(ii)

On July 12, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 670,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.90 per share.

(iii)

On October 18, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 240,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.15 per share.

(iv)

On November 22, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 415,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.90 per share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

The continuity of common stock options for 2009 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2008	Granted	Cancelled	Expired	Exercised	2009
0.45	February 8, 2009	490,000	-	-	(490,000)	-	-
0.52	April 5, 2009	30,000	-	-	(30,000)	-	-
0.45	May 25, 2009	40,000	-	-	(40,000)	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 6, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 5, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 8, 2014	-	5,752,700	(200,000)	-	(1,608,575)	3,944,125
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000
0.70	September 3, 2014	-	1,300,000	-	-	(10,000)	1,290,000
0.90	December 3, 2010	-	275,000	-	-	-	275,000
0.90	December 2, 2014	-	580,000	-	-	-	580,000

		6,521,700	8,377,700	(4,806,700)	(560,000)	(1,618,575)	7,914,125

Weighted average exercise price		$1.16	$0.54	$1.34	$0.45	$0.45	$0.59

The continuity of common stock options for 2008 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	-	(400,000)	-	-
1.42	December 6, 2011	2,105,000	-	(420,000)	-	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	-	100,000
1.42	June 5, 2012	375,000	-	(125,000)	-	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	-	525,000
1.42	April 30, 2010	-	350,000	-	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	-	125,000

		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.64	$2.65	$0.86	$1.16

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

During the year ended December 31, 2010, the Company recorded compensation expense for the fair value of stock options of $869 (2009 - $2,378, 2008 - $1,608) for stock options that were granted during the year. The weighted average fair value of options granted during 2010 was $0.61 (2009 - $0.28, 2008 - $0.32). The fair value per option was determined using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.6%	2.0%	3.0%
Dividend paid	0.0%	0.0%	0.0%
Expected life	2.1 years	4.7 years	4.1 years
Volatility	108.3%	90.7%	66.6%

(e)	Warrants:

The continuity of warrants for 2010 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2009	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
SFPO Warrants	0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agent Warrants	0.90	November 17, 2011	963,150	-	(414,154)	-	548,996

			11,020,156	-	(4,155,510)	-	6,864,646

The continuity of warrants for 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	(1,385,000)	-	1,177,500
SFPO Warrants	0.90	November 17, 2011	-	8,808,750	-	-	8,808,750
Finder’s Warrants	0.35	January 22, 2010	-	169,050	(98,294)	-	70,756
Agent Warrants	0.90	November 17, 2011	-	963,150	-	-	963,150

			-	12,503,450	(1,483,294)	-	11,020,156

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(e)	Warrants (continued):

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	2010	2009	2008
Basic weighted average number of shares outstanding	114,422,226	90,210,438	81,321,733
Effect of dilutive securities
Stock options	2,836,319	-	-
Warrants	1,674,075	-	-

Diluted weighted average number of shares outstanding	118,932,620	90,210,438	81,321,733

For the year ended December 31, 2010, there were 35,609 (2009 – nil, 2008 – nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented. The exercise price of the potentially dilutive shares exceeded the average market value of the common shares of $1.09 for the year ended December 31, 2010.

(g)	Shareholder Rights Plan:

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

(g) Shareholder Rights Plan (continued):

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

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	Accumulated other comprehensive loss

	2010	2009
Balance, beginning of year	$(23)	$(38)
Foreign currency translation adjustment (note 3)	(3,025)	-
Unrealized gain (loss) on marketable securities	(10)	15
Balance, end of year	$(3,058)	$(23)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

13.	Capital management

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

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2010, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2010, total managed capital was $26,325, comprised of:

	December 31,	December 31,
	2010	2009
Total debt (1)	$4,739	$4,460
Less: cash	13,967	13,312
Net debt (cash)	(9,228)	(8,852)
Shareholders’ equity	35,553	26,856
Adjusted capital	$26,325	$18,004
Debt to adjusted capital ratio	0.35	0.49

(1) Includes current and long term portions of capital lease obligations, promissory notes and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

13.	Capital management (continued)

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 19(f)), which expired in February 2011. The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2010, the Company met all externally imposed capital and debt repayment requirements.

14.	Derivative financial instruments

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $104 (US$100) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $50 (US$50) and the liability under the Zinc Contract is $30. The Zinc Contract settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $101 (US$100) and the liability under the Lead Contract is $23.

The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which they arise. During the year ended December 31, 2010, the Company recorded a mark-to-market loss of $148 (2009 – nil, 2008 – nil) of which $125 (paid or accrued) was realized.

15.	Fair value of financial instruments

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2010. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2010.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

15.	Fair value of financial instruments (continued)

Canadian GAAP requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010 and 2009:

Financial Assets:

Financial assets at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$13,967	$-	$-	$13,967
Marketable securities	200	-	-	200

	$14,167	$-	$-	$14,167

Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$13,312	$-	$-	$13,312
Marketable securities	23	-	-	23

	$13,335	$-	$-	$13,335

Financial Liabilities:

Financial liabilities at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Derivative instrument liability	$-	$53	$-	$53
	$-	$53	$-	$53

There were no financial liabilities as at December 31, 2009.

During the year ended December 31, 2010, a mark-to-market loss of $10 (2009 – $15 gain) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management

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

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Concentration risk also exists in amounts receivable because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

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

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $232 has been provided for potentially uncollectible VAT as at December 31, 2010. With respect to trade receivables, our customers are large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2010, the trade accounts receivable balance totaled $5,151, 67% of which has been collected as at February 28, 2011. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

	(c)	Liquidity risk (continued):

For the year ended December 31, 2010, cash flows provided by operations, receipt of trade and VAT receivables and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturity of the Company’s promissory notes, convertible loan notes and capital lease obligations are disclosed in notes 9(a), 9(b) and 19(f), respectively. The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt. Subsequent to December 31, 2010, the holder converted the convertible loan notes.

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

Comparative foreign exchange rates as at December 31, 2010 are as follows:

	December 31,	December 31,
	2010	2009

MXN Peso to CDN Dollar	0.081	0.080
US Dollar to CDN Dollar	0.995	1.051

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

(ii) Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010, the Company held $12,957 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2010, market prices were US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company entered into derivative financial instruments to mitigate certain fluctuations in lead and zinc prices (note 14).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2010.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2010 CAD to USD exchange rate of 1.005. Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2010 CAD to Mexican peso exchange rate of 12.410.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc as of December 31, 2010.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CAD	11,436	(114)	114	-	-	-	-
USD	2,336	(23)	23	260	(212)	-	-
Pesos	195	(2)	2	22	(18)	-	-
Amounts receivable
USD	5,159	-	-	573	(469)	(228)	228
Pesos	4,221	-	-	469	(384)	-	-

Financial liabilities

Accounts payable and accrued liabilities
USD	158	-	-	(18)	14	-	-
Pesos	3,814	-	-	(424)	347	-	-
Capital lease obligation
USD	497	-	-	(55)	45	-	-
Total Increase (Decrease)		(139)	139	827	(677)	(228)	228

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

17.	Income taxes

Recovery of (provision for) income taxes:

	2010	2009	2008
Current income taxes	$(113)	$(65)	$132
Future income taxes	1,850	(603)	1,044
	$1,737	$(668)	$1,176

Income tax recovery (expense) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2010	2009	2008

Net income (loss) before tax	$3,233	$(199)	$(14,937)
Canadian income tax rate	28.50%	30.00%	31.00%

Income tax recovery (expense) expected	(921)	60	4,631
Permanent differences	(828)	(527)	(787)
Difference in tax rates	(67)	343	(1,576)
Reversal of Mexican flat tax liability	1,708	-	-
Benefit of tax attributes (not recognized) recognized and other items	1,845	(544)	(1,092)

	$1,737	$(668)	$1,176

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets:
Mineral property, plant and equipment and related debt	$847	$847
Office equipment, financing and other	420	450
Capital losses	212	243
Non-capital losses	9,451	4,904
Total future income tax assets	10,930	6,444

Valuation allowance	(9,013)	(6,444)
Future income tax assets, net of allowance	1,917	-

Future income tax liabilities:
Mineral properties	(1,917)	(1,818)

Current portion	-	506

Future income tax liability, net	$-	$(1,312)

At December 31, 2010, the Company had operating losses of $34,134 (2009 - $20,191; 2008 - $17,301) and capital losses of $1,683 (2009 – $1,935; 2008 - $1,935). The operating loss at December 31, 2010 includes $18,610 (2009 - $19,027; 2008 - $15,269) in Canada and $15,524 (2009 – $1,163; 2008 – $2,032) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2030.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

17.	Income taxes (continued)

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax. During the year ended December 31, 2010, all three of the Company’s subsidiaries became taxable under the Income Tax regime.

18.	Related party transactions

The Company entered into the following transactions with related parties:

	2010	2009	2008

Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596

Consulting fees paid or accrued to companies controlled by officers of the Company	215	171	266

Cost recoveries received or accrued from a company with a common director of the Company	51	80	82

Office and administration fees paid or accrued to a company controlled by a director of the Company	86	69	36

  As at December 31, 2010, $167 (2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable.

  Amounts due from companies with a common director were $75 (2009 – $147) and were included in amounts receivable.

  On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

19.	Commitments and contingencies

	(a)	The Company is committed to making severance payments amounting to approximately $2,505 to certain officers and management in the event that there is a change of control of the Company.

	(b)	Commitments outstanding relating to laboratory, equipment maintenance and drilling services amount to $3,712 in 2011.

	(c)	The Company is committed to operating lease payments of $148 in 2011, $147 in 2012 and $96 in 2013.

	(d)	During the year, the Company entered into a consulting agreement with a third party totaling a commitment of $25 in 2011.

	(e)	During the year, the Company entered into equipment purchase commitments with third party vendors totaling $1,392. The Company expects to fulfill these capital expenditure commitments in fiscal 2011.

	(f)	The Company acquired equipment through capital leases that bear interest at annual rates ranging from 10.5% to 10.74%, and require lease payments to the expiry date as follows:

December 31,
2010
Years ending December 31:
2011	$401
2012	132
Total minimum lease payments	533
Less: amount representing interest	(36)

Balance of capital lease obligation	497

Current portion	369

$128

Included in mineral properties, plant and equipment at December 31, 2010, are leased assets with a cost of $1,997 and accumulated depreciation of $704. Interest on the capital leases of $82 (2009 - $85) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $361 in 2011 as a result of the program.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

20.	Segmented information

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

	Year ended December 31, 2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$27,983	$14,223	$-	$-	$42,206	$-	$42,206
Cost of sales	13,116	8,045	-	-	21,161	-	21,161
Amortization and depletion of mineral properties, plant and equipment	1,993	369	-	-	2,362	52	2,414
Mineral property exploration expenditures	4,704	2,323	83	-	7,110	-	7,110
General and administrative	-	-	-	1,169	1,169	4,689	5,858
Stock-based compensation	-	-	-	-	-	869	869
Income (loss) before income taxes	8,020	3,431	(83)	(1,873)	9,495	(6,262)	3,233
Income (loss) for the year	8,020	3,431	(83)	(136)	11,232	(6,262)	4,970
Capital expenditures	6,429	2,711	-	-	9,140	37	9,177
Total assets	$15,251	$9,824	$-	$5,638	$30,713	$14,872	$45,585

	Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$22,297	$9,435	$-	$-	$31,732	$-	$31,732
Cost of sales	11,101	5,667	-	-	16,768	-	16,768
Amortization and depletion of mineral properties, plant and equipment	2,654	840	-	-	3,494	83	3,577
Mineral property exploration expenditures	384	1,125	73	-	1,582	-	1,582
General and administrative	-	-	-	1,279	1,279	4,524	5,803
Stock-based compensation	383	173	-	169	725	1,653	2,378
Income (loss) before income taxes	7,595	1,532	(73)	(1,795)	7,259	(7,458)	(199)
Income (loss) for the year	7,595	1,532	(73)	(2,463)	6,591	(7,458)	(867)
Capital expenditures	1,721	681	-	-	2,402	18	2,420
Total assets	$13,740	$6,708	$69	$2,570	$23,087	$14,087	$37,174

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

20.	Segmented information (continued)

	Year ended December 31, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$15,150	$7,295	$-	$-	$22,445	$-	$22,445
Cost of sales	12,030	6,114	-	-	18,144	-	18,144
Amortization and depletion of mineral properties, plant and equipment	2,580	1,603	-	-	4,183	102	4,285
Mineral property exploration expenditures	2,033	2,216	2,079	-	6,328	-	6,328
General and administrative	-	-	-	2,093	2,093	3,872	5,965
Stock-based compensation	540	171		352	1,063	545	1,608
Income (loss) before income taxes	(2,172)	(2,952)	(2,079)	(2,143)	(9,346)	(5,591)	(14,937)
Income (loss) for the year	(2,172)	(2,952)	(2,079)	(967)	(8,170)	(5,591)	(13,761)
Capital expenditures	1,869	754	-	-	2,623	90	2,713
Total assets	$11,577	$7,658	$69	$2,585	$21,889	$422	$22,311

Product Revenue:

	2010	2009	2008
Silver	$31,665	$23,395	$17,315
Gold	8,366	6,935	5,082
Lead	2,231	1,545	1,654
Zinc	1,612	911	573
Ore processing revenues	630	742	707
Smelter and refining charges	(2,298)	(1,796)	(2,886)

	$42,206	$31,732	$22,445

For the year ended December 31, 2010, the Company had two customers that accounted for 99% of total revenues. The trade accounts receivable balance of $5,151 at December 31, 2010 relates to these two customers (note 5). The Guanajuato segment had two customers, one of which accounted for 45% of total revenue and the other customer, also Topia’s customer, accounted for 54% of total revenue.

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,472 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

21.	Subsequent events

	a)	Subsequent to December 31, 2010, the Company received proceeds of $1,106 from the exercise of 1,810,500 options and $900 from the exercise of 999,900 warrants.

b)

On March 8, 2011, the Company paid off $4,050 in two outstanding $2,025 principal amount 8% unsecured convertible loan notes due on July 14, 2011 (note 9(b)(i)) by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2010		December 31, 2009

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable (note 22(a)(iv))	3,792	4,050	3,356	4,050
Share capital (note 22(a)(iii) and note 22(a)(vii))	83,470	87,185	75,910	79,626
Contributed surplus (note 22(a)(ii) and note 22(a)(vii))	9,470	11,981	10,268	12,778
Equity component of convertible note (note 22(a)(iv))	1,563	-	1,563	-
Deficit	(55,892)	(60,046)	(60,862)	(65,735)

Share capital and contributed surplus:

	2010	2009

Share capital and contributed surplus, under Canadian GAAP	$92,940	$86,178
Adjustment for stock-based compensation for employees (note 22(a)(ii))	15	15
Reversal of recapitalization of deficit (note 22(a)(iii))	6,211	6,211

Share capital and contributed surplus, under US GAAP	$99,166	$92,404

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

Deficit:

	2010	2009

Deficit, under Canadian GAAP	$(55,892)	$(60,862)
Adjustment for stock-based compensation for employees (note 22(a)(ii))	(15)	(15)
Reversal of recapitalization of deficit (note 22(a)(iii))	(6,211)	(6,211)
Interest accreted on convertible loan note (note 22(a)(iv))	2,214	1,778
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	-	51
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(ii))	-	1,607
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	-	(1,658)
Amortization of option payments (note 22(a)(v))	(142)	(425)

Deficit, under US GAAP	$(60,046)	$(65,735)

Income (loss) for the year and earnings (loss) per share:

	2010	2009	2008

Income (loss) for the year, under Canadian GAAP	$4,970	$(867)	$(13,761)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	-	51	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	-	(1,658)	-
Interest accreted on convertible loan note (note 22(a)(iv))	436	628	623
Amortization of option payments (note 22(a)(v))	(142)	(425)	-

Income (loss) for the year, under US GAAP	$5,264	$(2,271)	$(13,138)

Earnings (loss) per share
Basic	$0.05	$(0.03)	$(0.16)
Diluted	$0.04	$(0.03)	$(0.16)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

		(i)	Income taxes:

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes. Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2010, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2010 and 2009, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

		(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(h).

For fiscal years ending prior to December 31, 2003, the Company measured compensation expense at the intrinsic value of employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of this method resulted in compensation expense of $15 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of US GAAP whereby the fair value of the stock options granted to employees was expensed.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

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

Applying US GAAP, the convertible notes at December 31, 2010 would be recorded as a liability at face value of $4,050 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $435 for the year ended December 31, 2010 (2009 - $627, 2008 - $623) would not have been recorded under US GAAP, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(ii)). Under US GAAP, the Company recognized an expense of $1,658 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 10 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8(b)) during the year, a measurement difference of $142 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(vi)	Statement of cash flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their relative fair values. Accordingly, the amount of $2,496, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.