Form 20-F/A
period 2010-12-31
Great Panther Silver LTD
filed 2011-04-13
CIK 1300050

Amended and Restated

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A

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

2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

- 2 -	Amended and Restated

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

- 3 -	Amended and Restated

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

- 4 -	Amended and Restated

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

- 5 -	Amended and Restated

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

- 6 -	Amended and Restated

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

- 7 -	Amended and Restated

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following tables summarize certain of our key selected financial data. This information should be read in conjunction with the more detailed financial statements included in this Annual Report.

Selected Financial Data
(Stated in Canadian Dollars unless otherwise noted - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

Expressed in (000’s) of Canadian Dollars

Canadian GAAP	2010	2009	2008	2007	2006
Sales or Operating Revenue	42,206	31,732	22,445	15,523	6,333
Income (Loss) for the year	4,970	(867)	(13,761)	(19,701)	(15,084)
Income (loss) per Common Share – basic	0.04	(0.01)	(0.17)	(0.27)	(0.25)
Income (loss) per Common Share –diluted	0.04	(0.01)	(0.17)	(0.27)	(0.25)
Total Assets	45,585	37,174	22,311	31,053	32,132
Capital Stock	83,470	75,910	57,865	56,988	46,393
Number of Common Shares (adjusted to reflect consolidation of common shares)	119,913,766	111,239,631	81,654,521	80,744,352	69,797,348
Long-Term Debt [1]	4,739	4,460	5,545	4,117	2,451
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

1 Excludes asset retirement obligations and future income tax liability.

- 8 -	Amended and Restated

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

For the past five fiscal years ended December 31, 2010 the following average exchange rates were in effect, and for each of the previous six months, the following high and low exchange rates were in effect, for Canadian dollars exchanged for United States dollars and expressed in terms of Canadian dollars:

Year/Month End	Average	Low/High
December 31, 2006	$1.1340	not applicable
December 31, 2007	$1.0734	not applicable
December 31, 2008	$1.0660	not applicable

- 9 -	Amended and Restated

Year/Month End	Average	Low/High
December 31, 2009	$1.1412	not applicable
December 31, 2010	$1.0298	not applicable

September 30, 2010	not applicable	$1.0219/$1.0520
October 31, 2010	not applicable	$1.0028/$1.0321
November 30, 2010	not applicable	$1.0001/$1.0266
December 31, 2010	not applicable	$1.0004/$1.0176
January 31, 2011	not applicable	$0.9864/$1.0020
February 28, 2011	not applicable	$0.9737/$0.9955

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

- 10 -	Amended and Restated

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

- 11 -	Amended and Restated

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

- 12 -	Amended and Restated

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

- 13 -	Amended and Restated

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

- 14 -	Amended and Restated

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

- 15 -	Amended and Restated

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

- 16 -	Amended and Restated

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

- 17 -	Amended and Restated

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

As at December 31, 2010, there are no NSR royalties, or other royalties payable, and there are no work commitments.

- 18 -	Amended and Restated

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

- 19 -	Amended and Restated

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

- 20 -	Amended and Restated

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

- 21 -	Amended and Restated

A summary of production at Topia for 2010 is as follows:

	FY10-Q1	FY10-Q2	FY10-Q3	FY10-Q4	TOTAL

Tonnes milled	9,745	9,176	10,278	9,081	38,280
Silver ounces	132,102	121,758	131,591	129,650	515,101
Gold ounces	145	185	159	108	597
Lead tonnes	290	297	271	234	1,092
Zinc tonnes	345	357	352	304	1,358
Silver equivalent ounces (Ag eq oz)[1]	211,128	205,350	210,171	195,598	822,247

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

- 22 -	Amended and Restated

The Company issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate. (supported by NI 43-101 Technical Report on the Topia Mine, State of Durango, Mexico dated March 28, 2011 as filed on SEDAR)

Principal Capital Expenditures

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

- 23 -	Amended and Restated

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

- 24 -	Amended and Restated

A summary of production at Guanajuato for 2010 is as follows:

	FY10-Q1	FY10-Q2	FY10-Q3	FY10-Q4	TOTAL
Tonnes milled	34,912	34,379	35,761	39,061	144,113
Silver ounces	225,030	288,825	250,629	255,372	1,019,856
Gold ounces	1,453	1,289	2,042	1,835	6,619
Silver equivalent ounces (Ag eq oz)[1]	315,820	369,390	378,283	370,062	1,433,555

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

- 25 -	Amended and Restated

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

- 26 -	Amended and Restated

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

- 27 -	Amended and Restated

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

- 28 -	Amended and Restated

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

- 29 -	Amended and Restated

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

- 30 -	Amended and Restated

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

- 31 -	Amended and Restated

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

- 32 -	Amended and Restated

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

- 33 -	Amended and Restated

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

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (“RPA”) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate (supported by NI 43-101 Technical Report on the Topia Mine, State of Durango, Mexico dated March 28, 2011 filed on SEDAR).

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

- 34 -	Amended and Restated

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

- 35 -	Amended and Restated

Table 3. Percentage improvement 2011 over 2009:
Category	RPA 2011 (Ag eq oz)	Wardrop 2009 (Ag eq oz)	Change
M & I Resources	7.44 million	5.46 million	36.30%
Inferred Resources	11.91 million	5.69 million	109.30%

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

- 36 -	Amended and Restated

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

Refer to Exhibit 8.4 – Map of Guanajuato Property.

- 37 -	Amended and Restated

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

- 38 -	Amended and Restated

d. Mineral Resource and Mineral Reserve Estimates

In December 2010, Roscoe Postle Associates (“RPA”), of Vancouver, B.C., provided an updated NI 43-101 compliant Measured and Indicated mineral resource estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at the Guanajuato mine. The new Measured and Indicated mineral resource contains 5,450,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,678,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent (supported by NI 43-101 Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico dated January 31, 2011 filed on SEDAR). This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

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

- 39 -	Amended and Restated

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

October 31 2010 Proven Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	44.0	1.28	1,800	344	486,000	603,000
Cata - Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

October 31 2010 Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	2.1	0.91	60	187	13,000	17,000
Cata - Alto 1	21.6	1.02	710	225	156,000	202,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.20	2.19	22,530	282	2,906,000	4,372,000

- 40 -	Amended and Restated

October 31 2010 Proven & Probable Mineral Reserves
	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata - Madre	46.1	1.25	1,860	337	499,000	620,000
Cata - Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEQ.
3.	Mineral Reserves are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining width is 1.5 metres.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

		Au	Ag
Zone		g/t	g/t
Cata/Alto dilution	20%	0.30	80
Cata extraction	80%
Alto extraction	85%
Pozos dilution	15%	0.30	80
Pozos extraction	85%
Santa Margarita dilution	20%	1.00	10
Santa Margarita extraction	90%

October 31, 2010 Measured Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,070,000
Santa Margarita	3.47	2.65	9.2	4.43	1,310	22	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,495,000

- 41 -	Amended and Restated

October 31, 2010 Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	26.3	2.65	211	2.55	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	701,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,956,000

October 31, 2010 Measured and Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59	6.11	11,600	19.4	36,800	792,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,450,000

October 31, 2010 Inferred Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata
Los Pozos	2.53	2.65	6.7	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,678,000

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

- 42 -	Amended and Restated

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

- 43 -	Amended and Restated

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

Refer to Exhibit 8.5 – Map of Mapimi Property.

- 44 -	Amended and Restated

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

- 45 -	Amended and Restated

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

- 46 -	Amended and Restated

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

The property had not been subjected to exploration drilling prior to our acquisition of the claims.

On December 21, 2010, the Company relinquished the San Antonio and Santo Nino mining concessions.

- 47 -	Amended and Restated

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

- 48 -	Amended and Restated

ITEM 4A	Unresolved Staff Comments

None

ITEM 5	Operating and Financial Review and Prospects

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

- 49 -	Amended and Restated

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

- 50 -	Amended and Restated

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

- 51 -	Amended and Restated

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

- 52 -	Amended and Restated

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

- 53 -	Amended and Restated

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

- 54 -	Amended and Restated

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

- 55 -	Amended and Restated

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

- 56 -	Amended and Restated

Some highlights from the 2011 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	201,000	39,750	240,750
Silver ounces	1,376,000	562,700	1,938,700
Gold ounces	10,400	800	11,200
Lead tonnes	-	1,170	1,170
Zinc tonnes	-	1,430	1,430
Silver equivalent ounces	1,997,000	873,000	2,870,000
Silver head grades (grams/tonne)	240	490
Silver recoveries	88%	90%
Production costs per ounce	US$5.00 - US$6.00	US$10.00 - US$12.50	US$6.50 - US$8.00

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

- 57 -	Amended and Restated

Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows (in thousands of dollars):

	December 31, 2010		December 31, 2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable (note (a)(iv))	$3,792	$4,050	$3,356	$4,050
Share capital (note (a)(iii) and note (a)(vii))	83,470	87,185	75,910	79,626
Contributed surplus (note (a)(iii) and note (a)(vii))	9,470	11,981	10,268	12,778
Equity component of convertible note (note (a)(iv))	1,563	-	1,563	-
Deficit	(55,892)	(60,046)	(60,862)	(65,735)

Share capital and contributed surplus:

	2010	2009
Share capital and contributed surplus, under Canadian GAAP	$92,940	$86,178
Adjustment for stock-based compensation for employees (note (a)(ii))	15	15
Reversal of recapitalization of deficit (note (a)(iii))	6,211	6,211
Share capital and contributed surplus, under US GAAP	$99,166	$92,404

- 58 -	Amended and Restated

Deficit:

	2010	2009
Deficit, under Canadian GAAP	$(55,892)	$(60,862)
Adjustment for stock-based compensation for employees (note (a)(ii))	(15)	(15)
Reversal of recapitalization of deficit (note (a)(iii))	(6,211)	(6,211)
Interest accreted on convertible loan note (note (a)(iv))	2,214	1,778
Reversal of incremental fair value of liability component due to early conversion of convertible loan note	-	51
Reversal of premium of the equity component upon early conversion of the convertible loan note	-	1,607
Effect of induced early conversion of convertible loan note, under US GAAP (note (a)(iv))	-	(1,658)
Amortization of option payments (note (a)(v))	(142)	(425)
Deficit, under US GAAP	$(60,046)	$(65,735)

Income (loss) and earnings (loss) per share:

	2010	2009	2008

Income (loss) for the year, under Canadian GAAP	$4,970	$(867)	$(13,761)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note	-	51	-
Effect of induced early conversion of convertible loan note, under US GAAP note (a)(iv)	-	(1,658)	-
Interest accreted on convertible loan note (note (a)(iv))	436	628	623
Amortization of option payments (note (a)(v))	(142)	(425)	-
Income (loss) for the year, under US GAAP	$5,264	$(2,271)	$(13,138)

Earnings (loss) per share
Basic	$0.05	$(0.03)	$(0.16)
Diluted	$0.04	$(0.03)	$(0.16)
Weighted average number of common shares
Basic	114,422,226	90,210,438	81,321,733
Diluted	118,932,260	90,210,438	81,321,733

- 59 -	Amended and Restated

a.	Basis of Presentation

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

- 60 -	Amended and Restated

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

- 61 -	Amended and Restated

	vi.	Statement of Cash Flows

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

- 62 -	Amended and Restated

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

The following table summarizes the Company key activities and current status of its changeover plan:

Key Activities		Current Status

(1)	Financial Reporting

	- Analyze and select accounting policies where choices are permitted, including IFRS 1 elections	- The Company completed the selection of accounting policies and IFRS 1 elections

	- Quantify differences for opening balance sheet and key differences for quarterly comparatives	- Quantification of key differences for opening balance sheet and quarterly comparatives are in the process of being finalized

(2)	Financial Information Systems

	- Determine and implement solution for capturing IFRS information for comparative periods	- IFRS information for the opening balance sheet and comparative periods will be maintained in spreadsheets

	- Identify and evaluate impact on financial systems and the changes required	- The system used by the Company to record stock based compensation is IFRS compliant

- The Company's information systems have been configured to record transactions under IFRS

- 63 -	Amended and Restated

(3)	Internal Control Over Financial Reporting ("ICFR")

	- Maintain effective controls throughout the IFRS conversion process	- Control enviroment surrounding ICFR has been maintained through the conversion process.

	- Identify and revise, as necessary, control environment for changes in processes and controls as a result of conversion to IFRS	- The Company's assessment of changes in controls is underway and being documented.

(4)	Disclosure Controls and Procedures

	- Identify and revise, as necessary, disclosure controls as a result of conversion to IFRS	- IFRS updates, formal and informal, were provided to the Company's staff, including individuals directly involved with investor relations and corporate communication.

(5)	Training and Financial Reporting Expertise
	- Provide technical training to key finance and accounting personnel at all sites	- The Company provides financial support and time for financial personnel to stay abreast with IFRS

- The Company engaged third party IFRS consultants to assist with the conversion to IFRS

- The Company will provide specific training, on an as needed basis during 2011 and thereafter

(6)	Business Activities

	- Identify and assess impact of transition to IFRS on key business activities such as budgeting and human resources (i.e. compensation arrangements)	- The Company is currently reviewing the impact on its key business activities and will conclude in 2011 once all differences are finalized

- 64 -	Amended and Restated

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

- 65 -	Amended and Restated

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

- 66 -	Amended and Restated

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

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

- 67 -	Amended and Restated

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2010 (in thousands of dollars):

	Less than 1			After 5
	year	1-3 years	4-5 years	years	Total
Long-term debt (1)	$4,610	$78	$-	$-	$4,688
Capital lease obligations	401	132	-	-	533
Operating leases	148	243	-	-	391
Purchase obligations (2)	5,129	-	-	-	5,129
Other long-term obligations (3)	-	-	903	1,817	2,720
Total obligations	$10,288	$453	$903	$1,817	$13,461

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and promissory notes.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, maintenance and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mines, which include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

G.	Safe Harbor

Not applicable.

- 68 -	Amended and Restated

ITEM 6	Directors, Senior Management and Employees

A.	Directors, Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther	Present Position Minera Mexicana el Rosario	Present Position Metalicos de Durango	Present Position Minera de Villa Seca
Kaare G. Foy	Executive Chairman, Director	President, Director	President, Director	President, Director
Robert A. Archer	President, CEO, Director	Secretary, Director	Secretary, Director	Secretary, Director
Malcolm A. Burne	Director	n/a	n/a	n/a
John T. Kopcheff	Director	n/a	n/a	n/a
Martin B. Carsky	Director	n/a	n/a	n/a
Wendy M. Ratcliffe	Corporate Secretary	n/a	n/a	n/a
Raakel Iskanius	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer	Chief Financial Officer
Charles Brown	Chief Operating Officer	Chief Operating Officer	Chief Operating Officer	Chief Operating Officer
Francisco Ramos Sanchez	Vice President, Business Development	Director	Director	Director
Robert Brown	Vice President, Exploration	n/a	n/a	n/a
Craig Mackay	Vice President, Technical Services	Vice President, Technical Services	Vice President, Technical Services	Vice President, Technical Services
Erick Bertsch	Vice President Corporate Development	n/a	n/a	n/a
Enriqueta Hernandez Dominguez	n/a	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)
Eduardo Ortiz Briones	Vice President, Corporate Relations	Vice President, Corporate Relations	Vice President, Corporate Relations	Vice President, Corporate Relations

- 69 -	Amended and Restated

Business Experience, Function and Area of Experience

Kaare G. Foy

AAs our Executive Chairman since April 2004 and a director since June 1994 , Mr. Foy is responsible for the financial and corporate management and supervision of the affairs and business of our company and our subsidiaries.

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

Mr. Foy is a resident of British Columbia, Canada and is also Executive Chairman and a director of Cangold Limited, the President of Oceanic Management Limited, and a director of Golden Prospect Precious Metals Limited, a CISX-listed company.

Robert A. Archer

As our President, Chief Executive Officer and a director since April 2004, Mr. Archer is responsible for the day-to-day operations of our company and for the development of our strategic direction. He is also responsible for the management and supervision of the affairs and business in Mexico.

Mr. Archer is a resident of British Columbia, Canada has more than 30 years of experience working for mining companies throughout North America, including Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc. He also served as President of Consolidated Magna Ventures Ltd.

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

Mr. Burne is a resident of Surrey, United Kingdom and an independent director.

- 70 -	Amended and Restated

John T. Kopcheff

Mr. Kopcheff is a resident of Western Australia, Australia and has been a director of our company since August 2001. As a non-executive director, Mr. Kopcheff is the Chairman of the Compensation Committee, and until February 12, 2009, he was the Chairman of our Audit Committee, at which time he stepped down and he is now a member of our Audit Committee.

Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. Following graduation, he has gained over 35 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in field geological operations and management. For the past 26 years, Mr. Kopcheff served as the Managing Director of Victoria Petroleum NL, recently renamed Senex Energy Limited, an oil and gas company publicly listed on the main board of the Australian Stock Exchange. He recently retired from the board and has retained the role of Special Advisor to the board. Mr. Kopcheff is also a Non-Executive Director of Greenearth Energy Limited, a publicly listed geothermal exploration company listed on the main board of the Australian Stock Exchange.

Martin B. Carsky

Mr. Carsky was appointed director of our company on February 9, 2009, at which time he was also appointed to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. On February 12, 2009, he was appointed Chairman of the Audit Committee. On January 1, 2011 he was appointed Lead Director.

Mr. Carsky is a Chartered Accountant in the Province of British Columbia (1992) and obtained a Bachelor of Science from the University of British Columbia in 1989. He is an experienced financial executive with extensive experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. Currently, he is the Chief Executive Officer and a Director of CON-SPACE Communications Ltd. a member of the Savox Group of Companies, and also serves as a Director and Chairman of the Audit Committee of Cangold Limited.

From 2006 to 2010, Mr. Carsky held various executive and directorship positions, with Anthem Capital Corp. as Executive Vice President from 2006 to 2008, as Executive Chairman and a Director of MetroBridge Networks International Inc. from 2007 to 2008, and with Amato Exploration Ltd. as Chief Financial Officer and a Director from 2008 to 2011. Mr. Carsky was Chief Executive Officer, President, Chief Financial Officer, Secretary and a Director of Cryopak Industries Inc. (“Cryopak”) in October 2006 when Cryopak was placed into receivership. Mr. Carsky was also a director of Cryopak Corporation Ltd. when it filed for bankruptcy protection in October 2006. All of the assets of Cryopak Industries Inc. and Cryopak Corporation Ltd. were sold to a third party.

Cryopak failed to file its annual audited financial statements for the year ended March 31, 2006. On October 5, 2006, the British Columbia Securities Commission issued a cease trade order against Cryopak and its insiders and control persons prohibiting Cryopak, its insiders and control persons from trading in any securities of Cryopak until the cease trade order is lifted. The cease trade order remains in effect.

Mr. Carsky is a resident of British Columbia, Canada and an independent director.

Wendy Ratcliffe

Ms. Ratcliffe is a resident of British Columbia, Canada and has been our Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our company and its subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

Raakel S. Iskanius

Ms. Iskanius is a resident of British Columbia, Canada and has been our Chief Financial Officer since May 2007. As our CFO, Ms. Iskanius is responsible for all aspects of the Company's financial management, including financial reporting, analysis of operations and regulatory compliance.

Prior to joining the Company, Ms. Iskanius served as a Senior Financial and Regulatory Reporting Manager at Terasen Gas Inc. Ms. Iskanius also worked for companies across North America including KPMG and The Loewen Group Inc. Ms. Iskanius has more than 19 years of experience as a finance professional with the vast majority of her career spent in natural gas utility and multi-branch sectors.

Ms. Iskanius qualified as a Certified General Accountant in 1995 and received her Chartered Accountant designation in 1999. Ms. Iskanius is also the Chief Financial Officer of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

- 71 -	Amended and Restated

Charles Brown

Mr. Brown is a resident of British Columbia, Canada and has been our Chief Operating Officer since August 2007. He is responsible for overseeing aspects of all mines relating to mining and metallurgy. He is a seasoned professional with more than 35 years of experience successfully operating and developing mines both in Canada and internationally, from small gold mines in Ontario and Venezuela to being Managing Director of Tara Mines Ltd in Ireland, where he was responsible for one of the world's largest underground zinc mines.

Prior to joining Great Panther, he was the Project Manager for Newgold Inc. during its underground exploration and development program, leading to the completion of a positive feasibility study.

Mr. Brown graduated from Nottingham University, U.K. with an honours degree in Mining Engineering.

Ing. Francisco Ramos Sanchez

Ing. Francisco Ramos Sanchez is a resident of Queretaro, Mexico and was appointed as Vice President of Business Development in November 2007. He is responsible for seeking out new business opportunities for Great Panther. He was formerly Vice President of Operations from April 2004 through November 2007.

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

Robert Brown

Mr. Brown is a resident of British Columbia, Canada and has been our Vice President, Exploration since April 30, 2004. He is responsible for overseeing all exploration activities undertaken by our company, and has particular experience in the immediate area of our company's projects in the Sierra Madre Region of Mexico.

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

Craig Mackay

Mr. Mackay is a resident of British Columbia, Canada and has been our Vice President Technical Services since November 2010 and our Manager of GeoInformation and IT services since 2005. He has more than 25 years of international experience in management and application of spatial information technology, architecting geospatial data strategies and building IT infrastructure to support mineral resource identification, quantification and exploitation. Before joining the company, Craig worked in Ireland, Saudi Arabia, Australia and Africa directing application and consumption of geo-information management and office automation technologies in mining, software R&D, agriculture and forestry. He has an MBA from Trinity College, Dublin and an MSc in Information Technology from Stellenbosch, South Africa.

- 72 -	Amended and Restated

Erick Bertsch

Mr. Erick Bertsch is a resident of British Columbia, Canada and was appointed as our Vice President, Corporate Development in September 2010. He has more than 16 years of experience in the mining industry. Prior to joining the company, Erick began his mining career in the field, before transitioning to investor relations in 2003 with several companies in the Hunter-Dickinson Group. From 2005 to 2007, he worked as Corporate Communications Manager for Nevada Pacific Gold until the take-over of the Company by US Gold Corp. He then held the position of Manager Corporate Development for Minco Gold Corporation until June of 2009 and then Geodex Minerals before joining the Company.

Enriqueta Hernandez Dominguez

Enriqueta Hernandez Dominguez is a resident of Guanajuato, Mexico and was appointed Vice President of Accounting and Administration (Mexico) in July 2010. Ms. Hernandez previously served as Regional Controller of our Mexican operations in 2009. Ms. Hernandez has more than 24 years of experience in financial and tax fields in different kind of industries both in Mexico and Canada. Prior to joining the Company, Ms. Hernandez was the Subsidiary Accountant for West Timmins Mining Company. Ms. Hernandez holds a Bachelor Degree in Accounting and a Master Degree in Business Administration, with honours, both from the National University of Mexico.

Eduardo Ortiz

Eduardo Ortiz Briones is a resident of Guanajuato, Mexico and was appointed Vice President of Corporate Relations in January 2011. As our VP of Corporate relations, he is responsible for the Company’s government and community relations and media communication in Mexico. Prior to joining the Company, Mr. Ortiz was Development and Relations Manager for Minera Rio Panuco S.A. de C.V. and Real de Panuco S.A. de C.V. México as well as a business advisor to Residencial Villas de Tultitlan SA de CV.

Mr. Ortiz holds a Bachelor in Business Administration from the University National of Mexico.

Family Relationships

Two officers of the Company, Ms. Enriqueta Dominguez and Mr. Eduardo Ortiz, are married.

Other Relationships

Except as disclosed in Item 7B – Related Party Transactions, there are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company (or a Subsidiary of the Company) and any director or officer of the Company (or a Subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the Canada Business Corporations Act and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

- 73 -	Amended and Restated

B.	Compensation

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

During our last full financial year end, the following persons were or are our directors and executive officers:

Name	Principal Position	From	To
Robert A. Archer	President and Chief Executive Officer Director	April 27, 2004 April 27, 2004	Present Present
Kaare G. Foy	Executive Chairman Director	April 27, 2004 June 23, 1994	Present Present
Malcolm A. Burne	Director	June 3, 1987	Present
John T. Kopcheff	Director	August 16, 2001	Present
Martin B. Carsky	Director	February 9, 2009	Present
Raakel S. Iskanius	Chief Financial Officer	May 22, 2007	Present
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Francisco Ramos Sánchez	Vice President, Business Development Vice President, Operations	November 13, 2007 April 30, 2004	Present November 13, 2007
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present

- 74 -	Amended and Restated

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other Annual Compe nsation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Robert A. Archer	2010	30,000(1)	100,000	nil	nil	nil	n/a	$331,847(2)
Malcolm Burne	2010	30,000(1)	nil	nil	nil	nil	n/a	nil
Kaare G. Foy	2010	30,000(1)	50,000	nil	nil	nil	n/a	$306,658(3)
John T. Kopcheff	2010	30,000(1)	nil	nil	nil	nil	n/a	nil
Martin B. Carsky	2010	40,000(1)	nil	nil	nil	nil	n/a	nil
Francisco Ramos Sánchez	2010	185,039	25,000	nil	nil	nil	n/a	nil
Robert F. Brown	2010	160,000	30,000	nil	nil	nil	n/a	nil
Charles Brown	2010	210,000	30,000	nil	nil	nil	n/a	nil
Raakel S. Iskanius	2010	195,000	45,000	nil	nil	nil	n/a	nil

(1)	Directors' fees.

(2)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer.

(3)	Of this amount, $220,563 was paid for consulting and other benefits and $86,095 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

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

- 75 -	Amended and Restated

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

We do not currently have a collective bargaining arrangement with any labour union or association.

- 76 -	Amended and Restated

E.	Share Ownership

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

- 77 -	Amended and Restated

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

- 78 -	Amended and Restated

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

The total number of options outstanding as at March 14, 2011, granted to our directors and executive officers as a group, to our non-executive officers and senior management as a group, to our employees as a group and to our consultants as a group, are set out below:

- 79 -	Amended and Restated

Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Directors and Executive Officers	871,000 375,000 150,000	$0.45 $0.70 $0.90	February 8, 2014 September 3, 2014 December 2, 2014

Non-executive Officers and Senior Management	200,000 25,000 25,000 100,000 75,000	$0.45 $0.70 $0.90 $1.15 $1.90	February 8, 2014 September 3, 2014 December 2, 2014 October 17, 2015 November 21, 2015

Employees	45,000 140,000 62,500 200,000 1,500 240,000	$0.45 $0.70 $0.90 $0.90 $1.15 $1.90	February 8, 2014 September 3, 2014 December 2, 2014 July 11, 2015 October 17, 2015 November 21, 2015

Consultants	70,000 100,000 90,000 50,000	$0.45 $0.70 $0.90 $1.90	February 8, 2014 September 3, 2014 February 29, 2012 November 21, 2015

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

- 80 -	Amended and Restated

During the year ended December 31, 2010, we entered into the following transactions with related parties (in thousands of dollars):

		2010	2009	2008

R.A. Archer	Consulting fees[1]	$432	$343	$301
	Cost recoveries[2]	51	80	82

K.G. Foy	Consulting fees[3]	270	290	295
	Director fees[4]	30	30	30
	Office & administration fees[5]	86	69	36

M.B. Carsky	Director fees[6]	40	52	-

F. Ramos	Consulting fees[7]	215	171	266

1	The Company engaged the consulting services of Platoro Resource Corp., a company controlled by Robert A. Archer, President, Chief Executive Officer and Director of the Company.
2	Cost recoveries received or accrued from Altair, a company of which Robert A. Archer is a Director.
3	The Company engaged the consulting services of Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company.
4	Amounts paid to Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company, for Board of Director retainer fees.
5
The Company paid for office and administrative fees for the use of office space provided by Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company.

6	Amounts paid to Embeecee Capital Management Limited, a company controlled by Martin B. Carsky, Director of the Company, for Board of Director retainer fees and special board committee fees.
7	The Company engaged in the consulting services of Francisco Ramos Sanchez, Vice President, Business Development of the Company.

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

C. Interests of Experts and Counsel

1.    KPMG LLP

KPMG LLP was engaged as the Company’s financial auditors and provided the Independent Auditors’ Report contained within this Form.

2.    Scott Wilson Roscoe Postle Associates

Scott Wilson Roscoe Postle Associates was engaged to provide the technical reports under NI 43-101 for the Guanajuato and Topia mines.

The experts above do not own directly or indirectly any outstanding common shares of the Company

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

Financial Statements filed as part of this Annual Report, under item 17 “Financial Statements”:

  Report of Independent Registered Public Accounting Firm dated March 14, 2011.

  Consolidated balance sheets for the fiscal years ended December 31, 2010, and 2009.

  Consolidated statements of operations and comprehensive income (loss) for the fiscal years ended December 31, 2010, 2009, and 2008.

- 81 -	Amended and Restated

  Consolidated statements of deficit for the fiscal years ended December 31, 2010, 2009 and 2008.

  Consolidated statements of cash flows for the fiscal years ended December 31, 2010, 2009, and 2008.

  Notes to consolidated financial statements

Legal Proceedings and Regulatory Actions

During the financial year ended December 31, 2010, the Company was not and is not current a party to, nor is any of its property the subject of, any legal proceedings for which the outcome could have a material adverse affect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2010, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2010.

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

On February 28, 2006, we were elevated to Tier 1 of the TSX Venture Exchange.

On November 3, 2006, we received conditional approval for our TSX listing.

On November 14, 2006, our common shares became listed on the TSX.

On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

- 82 -	Amended and Restated

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2006	$2.79	$0.80
December 31, 2007	$2.53	$1.07
December 31, 2008	$1.72	$0.18
December 31, 2009	$1.25	$0.23
December 31, 2010	$2.90	$0.67

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2009	$0.56	$0.23
June 30, 2009	$0.67	$0.41
September 30, 2009	$1.25	$0.45
December 31, 2009	$0.94	$0.66
March 31, 2010	$1.14	$0.73
June 30, 2010	$0.96	$0.73
September 30, 2010	$1.04	$0.67
December 31, 2010	$2.90	$0.97

The high and low market prices for our common shares for each of the most recent six months, from September, 2010 through February, 2011 were as follows:

Month Ended	High	Low
September 30, 2010	$1.04	$0.80
October 31, 2010	$1.25	$0.97
November 30, 2010	$2.10	$1.21
December 31, 2010	$2.90	$2.04
January 31, 2011	$2.76	$1.79
February 28, 2011	$3.94	$2.15

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada.

B.	Plan of Distribution

Not applicable.

- 83 -	Amended and Restated

C.	Markets

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

- 84 -	Amended and Restated

D.	Exchange Controls

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

- 85 -	Amended and Restated

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

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

- 86 -	Amended and Restated

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

- 87 -	Amended and Restated

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

- 88 -	Amended and Restated

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

- 89 -	Amended and Restated

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

- 90 -	Amended and Restated

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

- 91 -	Amended and Restated

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

- 92 -	Amended and Restated

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

- 93 -	Amended and Restated

I.	Subsidiary Information

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

- 94 -	Amended and Restated

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

- 95 -	Amended and Restated

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below (in thousands of dollars):

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CAD	11,436	(114)	114	-	-	-	-
USD	2,336	(23)	23	260	(212)	-	-
Pesos	195	(2)	2	22	(18)	-	-
Amounts receivable
USD	5,159	-	-	573	(469)	(228)	228
Pesos	4,221	-	-	469	(384)	-	-

Financial liabilities
Accounts payable and accrued liabilities
USD	158	-	-	(18)	14	-	-
Pesos	3,814	-	-	(424)	347	-	-
Capital lease obligation
USD	497	-	-	(55)	45	-	-
Total Increase (Decrease)		(139)	139	827	(677)	(228)	228

ITEM 12	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

- 96 -	Amended and Restated

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

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

- 97 -	Amended and Restated

More information regarding Mr. Carsky’s experience can be found in Item 6 A. Directors, Officers and Senior Management.

Mr. Carsky qualifies as "independent" as the term is used in Section 803 of the AMEX Company Guide.

Relevant Education and Experience

Disclosure regarding the education and experience of the Audit Committee in Item 6A - Directors, Officers and Senior Management. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

  internal controls and procedures for financial reporting.

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

- 98 -	Amended and Restated

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

  Consolidated statements of deficit for the fiscal years ended December 31, 2010, 2009 and 2008.

  Consolidated statements of cash flows for the fiscal years ended December 31, 2010, 2009, and 2008.

  Notes to consolidated financial statements.

- 99 -	Amended and Restated

ITEM 18	Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:

1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

1.5	Certificate of Name Change to Great Panther Silver Limited.

2.	Instruments Defining Rights of Security Holders

2.1	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004, amended March 7, 2008).

3.	Material Contracts

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

3.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).

- 100 -	Amended and Restated

3.6	Letter of Intent dated January 4, 2005 between our company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.7	Purchase Agreement dated June 30, 2005 between our company and Compania Minera de Canelas y Topia, S.A. de C.V.

3.8	Purchase Agreement dated October 25, 2005 between our company and the Sociedad Coopertiva Minero Metalúrgics Santa Fe de Guanajuato.

3.9	Letter of Intent dated April 26, 2006 between our company and Minera Apollo S.A. de C.V.

3.10	Letter of Intent dated December 7, 2006 between our company and Altair Ventures Incorporated.

3.11	Option Agreement dated February 2, 2007 between our company and Altair Ventures Incorporated (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

3.12

Shareholder Rights Plan Agreement dated March 7, 2008 between the Company and Computershare Investor Services Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).

3.13	Option Termination and Debt Settlement Agreement with Altair on the San Antonio property dated February 1, 2010.

4.	Subsidiaries

4.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.2	Metalicos de Durango, S.A. de C.V.

4.3	Minera de Villa Seca, S.A. de C.V.

5.	Code of Ethics

5.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007, September 2008 and September 2010).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Raakel S. Iskanius.

15.	Additional Exhibits

15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

- 101 -	Amended and Restated

15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.3	Map of Topia Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

15.4	Map of Guanajuato Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

15.5	Map of Mapimi Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

*	Filed herewith.

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

Date: April 12, 2011

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