Form 20-F
period 2011-12-31
Great Panther Silver LTD
filed 2012-03-14
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares Without Par Value	NYSE Amex Equities
Title of Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.
There were 137,408,912 common shares, without par value, issued and outstanding as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES [X] NO

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
[X] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES [   ] NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ] Accelerated filer [X] Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP [   ] International Financial Reporting Standards as issued by the International Accounting Standards Board [X] Other [   ]

If “Other” has been checked in response to the previous section, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17 [   ] Item 18

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
[   ] YES [   ] NO

NOTE TO UNITED STATES READERS
REGARDING DIFFERENCES IN UNITED STATES AND
CANADIAN REPORTING PRACTICES

FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), and they are subject to Canadian auditing and auditor independence standards. IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus our financial statements may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

Certain terms contained in this Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “intends”, “predicts”, “potential” or “continues”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company and its subsidiaries with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. shareholders; and other risks and uncertainties set out under “Risk Factors” in this Annual Report.

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

Indicated Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. (Source: Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.)

Inferred Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. (Source: Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.)

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

PART I

As used in this annual report, the terms "we", "us", "our”, “the Company” and "Great Panther" mean Great Panther Silver Limited (formerly Great Panther Resources Limited), and our subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., Great Panther Silver Peru S.A.C, and/or New Age Investments Inc.

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

Selected Financial Data
(Stated in Canadian Dollars unless otherwise noted - Calculated in accordance with IFRS)

Fiscal Year Ended December 31 (Audited)

Expressed in (000’s) of Canadian Dollars

	2011	2010[2]	2009[3]	2008[3]	2007[3]
Sales or Operating Revenue	57,818	42,206	31,732	22,445	15,523
Income (Loss) for the year	11,506	10,660	(867)	(13,761)	(19,701)
Income (loss) per Common Share – basic	0.09	0.09	(0.01)	(0.17)	(0.27)
Income (loss) per Common Share –diluted	0.08	0.09	(0.01)	(0.17)	(0.27)
Total Assets	102,944	55,451	37,174	22,311	31,053
Capital Stock	121,536	83,470	75,910	57,865	56,988
Number of Common Shares (adjusted to reflect consolidation of common shares)	137,408,912	119,913,766	111,239,631	81,654,521	80,744,352
Long-Term Debt [1]	nil	4,663	4,460	5,545	4,117
Cash Dividends per Common Share	nil	nil	nil	nil	nil

1 Excludes reclamation and remediation provisions and deferred tax liability.
2 Restated to reflect adoption of IFRS as required by all Canadian publicly held companies.
3 Presented in Canadian GAAP. The adoption of IFRS in Canada did not require restatement of fiscal years prior to 2010.

Disclosure of Exchange Rate History

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company’s functional and reporting currency. The following tables are based on exchange rates published in the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar. Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York:

	Feb. 2012	Jan. 2012	Dec. 2011	Nov. 2011	Oct. 2011	Sept. 2011
Low	$0.9866	$0.9986	$1.0106	$1.0125	$0.9932	$0.9751
High	$1.0016	$1.0272	$1.0403	$1.0487	$1.0605	$1.0389

	2011	2010	2009	2008	2007
Average for Period*	$0.9858	$1.0298	1.1412	1.0660	1.07334

Note:

* The average exchange rate for each period is based on the average of the exchange rates on the last day of each month in such period.

On March 2, 2012, the exchange rate for the conversion of Canadian dollars into one United States dollar was US$1.00:Cdn$0.9887, based on the exchange rate published in the Federal Reserve Statistical Release on March 5, 2012.

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

There can be no assurance that title to any property interest acquired by us or any of our subsidiaries is secured.

Although we have taken reasonable precautions to ensure that legal title to our properties is properly documented, there can be no assurance that our Company's, or our subsidiaries’, property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

Our properties are in the production, development and exploration stages; however, they have not all been proven commercially viable at this time and there is no assurance that commercially viable quantities of ore will continue to be discovered.

The Company’s primary mineral properties, Topia and Guanajuato, have been in the production stage for more than three years and are profitable; however, the Company’s San Ignacio and Santa Rosa projects are in the exploration stage and are not all commercially viable at this time.

Proven and probable mineral reserves have been estimated for the Guanajuato mine in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), at the Company’s Guanajuato Mine; however, mineralization at the Company’s Topia Mine has not been upgraded to either of these categories. Further, the definition of “reserves” under NI 43-101 differs from the definition of the term in SEC Industry Guide 7.

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

If the results of our geological exploration program indicate additional commercially exploitable mineralization and we decide to pursue commercial production of our mineral claims, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

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

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company earns revenue in U.S. dollars and to a lesser extent in Mexican Pesos while its costs are incurred in Canadian dollars, U.S. dollars and Mexican Pesos. An appreciation in the Mexican Peso and/or U.S. dollar against the Canadian dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will reduce the Company’s revenues as reported in Canadian dollars and will also result in a loss to the Company to the extent that the Company holds funds in U.S. dollars. Similarly, a decrease in the Mexican Peso against the Canadian dollar will reduce the Company’s revenues as reported in Canadian dollars and will also result in a loss to the Company to the extent that the Company holds funds in Mexican Pesos.

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

While engaged in the business of mining and exploring mineral properties in Mexico, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel such as Robert A. Archer, our President, CEO and a director, Charles Brown, our Chief Operating Officer and Martin Carsky, our Chief Financial Officer. The loss of any of these people would have a material adverse effect on us. Currently, we have contracts with these key employees. We do not have key-man life insurance.

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

We are dependent on a small number of customers for our revenues.

The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year-end December 31, 2011 three customers accounted for 94% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

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

Depending on the outcome of our exploration programs and mining operations, we may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2011, there are also outstanding common share purchase warrants and options exercisable into 4,562,750 common shares which, if exercised, would represent approximately 3% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

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

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5 million or individuals with a net worth in excess of US$1.0 million (excluding the value of the individual’s principal residence) or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2011 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation -Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

On February 11, 2004, we entered into the Santo Nino Option Agreement, which granted us the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico from Mr. Alfredo Rodriguez Chávez, as optionor, by making staged cash payments totalling US $165,000. All of the payments were made as of December 31, 2007.

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

On February 2, 2007, we signed an option agreement with Altair Ventures Inc. (“Altair”). Terms of the agreement (the “Altair Option”) allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chirpa”, and “Santo Nino”, by making staggered cash payments of US$0.2 million, issuing a total of 0.2 million Altair common shares to Great Panther and incurring a minimum of US$1 million of exploration expenditures over a three-year period.

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

On February 1, 2010, Altair forfeited the Altair Option. The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

On December 21, 2010, the Company relinquished its rights to the San Antonio and Santo Nino mining concessions and wrote down the $0.07 million carrying value of the property.

On February 8, 2011, our common shares were listed on the NYSE Amex Equities Exchange under the trading symbol "GPL". The Company has retained its listing on the TSX in Canada under the trading symbol “GPR”.

Topia Mine

Effective February 18, 2004, the Company entered into the Topia Option Agreement, which granted the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (includes the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico from Cia Minera des Canelas y Topia, as optionor, by making cash payments totalling US $1,737,084 as follows:

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

In addition to the payments to the optionor, the Company agreed to assume the debt encumbering the property, totalling US $814,594 upon signing of the purchase agreement. The debt owing was secured by the Topia Mine assets. The balance of the debt was repayable out of production from concentrate sales as a 10% net smelter return (“NSR”). After the debt was repaid, there was no further NSR. As of December 31, 2007, the remaining debt balance was fully paid and there were no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

As at December 31, 2011, there are no NSR royalties, or other royalties payable, and there are no work commitments.

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

Guanajuato Mine

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to purchase 100% of the ownership rights in a group of producing silver-gold mines in the Guanajuato Mining District. The total purchase price was US$7,250,000, which included 1,107 hectares in two main properties (Guanajuato Mine and San Ignacio Project), the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. At December 31, 2005 the Company paid US$3,625,000. In 2006, the Company paid the remaining balance of US$3,625,000.

On May 15, 2006, the Company purchased 3.88 hectares of real estate adjacent to the plant at the Company’s Guanajuato Silver-Gold Mine Complex. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006, for a total of US$690,425. A payment of US$201,825 was made at the time of the signing of the purchase agreement and the remaining balance of US$488,600 was paid in the second half of 2006. The Company has clear title to the property. The decision to buy the extra land was taken in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below the Company’s tailings dam at the Guanajuato Mine Complex. The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased in 2006, for a total of US$320,530. Payments were made in two instalments, US$45,790 and US$274,740, on March 31, 2008 and June 30, 2008, respectively. The land was primarily purchased in order to protect the area from any possible development. The Company has received clear title to the new property.

As at December 31, 2011, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

Santa Rosa Project

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”). The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the "La Sierra" vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently, the Company is mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

B.	Business Overview

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”, and on the NYSE Amex Equities Exchange, trading under the symbol “GPL.” The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

The Company has two primary mining properties: (1) Topia Mine and (2) Guanajuato Mine. The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres from its Guanajuato processing plant, and an exploration stage property Santa Rosa which is located approximately 15 kilometres northeast of Guanajuato. The Company also formerly had two other exploration properties: (1) Mapimi (option agreement terminated in September 2009) and (2) San Antonio (claims relinquished on December 21, 2010).

Primary Mining Properties

(1) Topia Mine

The mine is located in northwest Durango State and consists of four groups of mining concessions covering a total area of 6,399 hectares. All are 100% owned by the Company’s Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V.

The property covers most of the Topia Mining District where mineralization consists of epithermal silver-gold-lead-zinc veins hosted in andesitic volcanic rocks. More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. Vein widths are typically narrow, 0.2 to 1.0 metre.

Great Panther purchased the mine in 2005 and commenced mining in January 2006. In March 2006, the Company reached a significant milestone in becoming a primary silver producer with the first shipment of concentrates from operations. Production was ramped up steadily and reached a level of approximately 3,000 tonnes per months. The Topia plant has a capacity of 220 tonnes per day and is currently operated at about 170 tonnes per day including custom milling for a local miner to utilize the plant’s extra capacity and the Company expects to continue this work into the foreseeable future. The additional capacity is also designed to accommodate production growth from other areas of the Topia mine.

The Topia concentrator typically operates 5.67 days per week and 50 weeks per year. There is no work scheduled on a Sunday and 8 hours per week is scheduled for preventative maintenance.

Further improvements to the Topia processing facility will be made in 2012, specifically to the crushing and flotation sections of the processing plant. These improvements will increase capacity to 300 tonnes per day, from 220 tonnes per day in 2011. The flotation circuit improvements are now complete and the crushing section modifications will be completed by end of the second quarter.

In March 2011, the Company published an updated NI43-101 compliant mineral resource estimate for Topia. The report confirmed that the 2011 Measured and Indicated Mineral Resources estimate is 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, the Inferred Mineral Resource estimate is 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces), a 109.3% increase over the previous estimate. (Supported by NI 43-101 Technical Report on the Topia Mine, State of Durango, Mexico dated March 28, 2011 as filed on SEDAR.)

For 2011, 59 underground drill holes were completed for a total of 2,767 metres. During the fourth quarter of 2011, a total of 669 metres of underground diamond drilling was completed in 22 diamond drill holes. Drilling was carried out to test for additional resources on many vein structures including Animas, Don Benito, Veta Madre, San Jorge, Cantarranas, Hormiguera, Argentina, Santa Cruz and Santa Bibiana.

During 2011, ten surface drill holes were completed at Topia for a total of 1,759 metres of exploration drilling. Six of the diamond drill holes were completed in the fourth quarter of 2011 for a total of 1,152 metres. All six holes targeted veins at the La Prieta zone.

At the Topia mine, 2012 exploration will include 2,400 metres of underground drilling focused on the Don Benito, Recompensa, Oliva, Cantarranas, San Jorge, La Prieta and La Dura, while 3,900 metres of surface drilling will focus on the San Gregorio, El Rosario, Higueras, Cantarranas, and Argentina veins.

Exploration spending at Topia is projected to total approximately $3 million over the next two years. New underground mine development, much of which will support exploration and resource development, is anticipated to reach more than 5.5 kilometres at Topia. Over 5,000 metres of exploration drilling during 2012 and 2013 will concentrate on defining resources, looking for vein extensions and testing new targets.

Production

For 2011, Topia reported metal production of 535,881 Ag oz (a record), 500 Au oz, 2,073,600 Pb lbs and 2,898,750 Zn lbs, from milling 46,968 tonnes of ore, up by 23% from 2010 and a record. In terms of silver equivalents, this equates to 789,609 Ag eq oz, 4% less than in 2010.

The average grades of ore processed for 2011 were 400g/t Ag, 0.41g/t Au, 2.13% Pb and 3.05% Zn. This compares to average grades of 458g/t Ag and 0.61g/t Au in 2010. Plant metallurgical performance for 2011 was satisfactory with metal recoveries of 88.7% for Ag; 80.1% for Au; 94% for Pb; and 91.7% for Zn.

For the fourth quarter of 2011, the Topia operation reported metal production of 117,182 Ag oz, 136 Au oz, 467,000 Pb lbs, and 721,500 Zn lbs from milling 12,056 tonnes of ore, up by 33% from fourth quarter of 2010 and a quarterly processing record. This equates to 179,008 Ag eq oz, which is down 8% from the fourth quarter of 2010 due primarily to lower grades which offset the increase in throughput. Grades for the fourth quarter were 345g/t Ag, 0.44g/t Au, 1.85% Pb and 2.97% Zn. These compare to grades of 485g/t Ag, 0.46g/t Au, 2.78% Pb and 3.64% Zn for the fourth quarter of 2010.

The lower overall ore grades 2011 have resulted from lower vein grades encountered in the San Gregorio, El Rosario and El Ochenta vein operations, which account for approximately 43% of Topia’s production.

Plant metallurgical performance was satisfactory for the fourth quarter, taking into account lower ore quality. Silver recovery was 87.7%, gold recovery was 79.2%, lead recovery was 95.0% and zinc recovery was 91.3% . Lead concentrate grades of 52.83% Pb and 8,528g/t Ag were achieved while the zinc concentrate averaged 53.60% Zn and 619g/t Ag.

In addition to processing the Company’s ore, 4,231 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

A summary of production at Topia for 2011 is as follows:

Topia Mine
	FY11-Q1	FY11-Q2	FY11-Q3	FY11-Q4	TOTAL
Tonnes milled	11,013	11,895	12,004	12,056	46,968

Silver ounces	137,219	143,774	137,707	117,182	535,882
Gold ounces	93	124	147	136	500
Lead tonnes	241	266	222	212	941
Zinc tonnes	345	348	294	327	1,314
Silver equivalent ounces (Ag eq oz)[1]	200,806	212,108	197,688	179,008	789,610

[1]

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 88.7% for Ag, 80.1% for Au, 94.0% for Pb, and 91.7% for Zn were realized which resulted in the production of 535,882 oz Ag, 500 oz Au, 941 tonnes Pb, and 1,314 tonnes Zn for a silver equivalent production of 789,610 ounces.

Mine development continued to extend known areas and provide access to new mining areas. A surface road was established at the San Gregorio/El Rosario vein operations to provide access to the veins at the 1,630 metre elevation 30 and 50 metres, respectively, below the existing workings.

Exploratory development to access the veins at the 1630 metre elevation (Mina 5) proved successful but initially with lower quality ore. At the Durangueno mine, the San Gregorio vein is being mined at the 1475 and 1510 metre elevations. As there are currently limited Mineral Resources defined there and no previous exploitation between the 1475 and 1660 metre elevations, these developments are expected to provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine was successful and 1-yard underground loaders are being acquired for the anticipated production mining. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential. The Company plans to expand production from this zone in 2012.

At the Argentina mine, ramp development has been completed to the third level, providing access for exploratory development in a new area of Inferred Mineral Resources. Production mining from this level is expected to contribute to an increase in production for 2012. (Supported by NI 43-101 Technical Report on the Topia Mine, State of Durango, Mexico dated March 28, 2011 as filed on SEDAR.)

Principal Capital Expenditures

During 2011, the Company expended $4.4 million on mine development and capital expenditures at Topia. During the year, the Company purchased mine cars, trucks, scoops, drillers, engines, pumps and other assets to accelerate its growth strategy and achieve mining efficiencies.

(2) Guanajuato Mine

The Guanajuato silver-gold mine complex in Guanajuato, Mexico consists of four principal mining areas: Guanajuatito, Cata, Los Pozos, and Santa Margarita. These mines occupy the heart of the 25-kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato Mine District. These mines are amongst the most historic and best known in Mexico as silver was discovered in the area in 1548 and estimates of historical production range from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Great Panther purchased the mines in 2005, after many years of under-capitalization, and immediately set out to prove up new resources, rehabilitate the mines and refurbish the plant. Production commenced in June of 2006 and has increased steadily since that time. The plant is presently processing approximately 13,000 tonnes per month but has a capacity to more than double that output.

From the fourth quarter of 2005 to the end of 2011, the surface diamond drilling program at Guanajuato was highly successful in identifying and delineating new zones of silver-gold mineralization. These discoveries highlight the lack of previous exploration on the property and the potential for new zones to be found throughout the mine. The easy access to these zones from existing underground workings and the utilization of existing infrastructure means that these zones can be developed quickly and cost-effectively.

In December 2010, Scott Wilson Roscoe Postle Associates (“RPA”), of Vancouver, B.C., completed a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos and Santa Margarita zones at the Guanajuato mine. The Measured and Indicated mineral resource contains 5,460,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,680,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato mine and is a positive step in confirming the long-term viability of this historic operation.

During 2011, development of Deep Cata, at the 510 metre level, exposed six, discreet, high-grade veins/zones: Veta Madre, Contact, Alto 1, Alto 1a, Alto 2, and Alto 2a. The geology of this area is complex and required additional, closely spaced diamond drilling in order to facilitate the interpretation and 3-D modeling of each separate vein. Ore mined from the development of these veins totaled 6,300 tonnes, at grades of 482g/t Ag and 1.83g/t Au, and contributed almost 30% of the total metal production. Development is continuing, leading to stoping in the first quarter 2012 and improved metal production throughout 2012.

Production from the gold-rich Santa Margarita vein also improved significantly. Stoping at the 400 metre level accounted for 3,300 tonnes at grades of 8.93g/t Au and 50g/t Ag while new exploratory development on the 455 metre level produced 845 tonnes at 7.47g/t Au and 87g/t Ag. Access to the 475 metre level and the two additional, sub-parallel footwall veins (SMBo1 and 2) will be established in the first quarter. Further increases in gold production are expected from Santa Margarita throughout 2012.

Production from the lower grade, Los Pozos zone continued with modest grade improvements evident in two of the three production levels. Ore produced totaled almost 16,000 tonnes at grades of 183g/t Ag and 0.75g/t Au. Further improvements in ore quality are expected in the first quarter of 2012.

Production stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,730 tonnes at improved grades of 196g/t Ag and 0.98g/t Au. Ramp access has been extended to the 160 metre level and initial stope development is underway.

Production

Mined and processed ore at Guanajuato was 169,213 tonnes and 40,114 tonnes for 2011 and the fourth quarter respectively, an increase of 17% and 3% over the 2010 comparative periods. The operation saw a slight decrease (3%) in processed ore from the 41,371 tonnes processed in the third quarter of 2011.

Ore grades for the fourth quarter of 207g/t Ag and 1.84g/t Au, represent a significant improvement from the previous quarter and are within 2% of the combined ore grades for Q4, 2010. Metal production included 237,572 Ag oz and 2,145 Au oz, or 366,286 Ag eq oz, which was up 28% from the previous quarter and down just 1% from Q4, 2010. Plant metallurgical performance remained strong, with metal recoveries of 89.1% for silver and 90.3% for gold.

For the year, 169,212 tonnes were processed at ore grades of 199g/t Ag and 1.52g/t Au. Metals produced totaled 959,490 Ag oz (down 6% from 2010), plus 7,515 Au oz (up 14% from 2010 and a record), or 1,410,404 Ag eq oz (down 2% from 2010). The significant improvement in ore grades experienced in the fourth quarter of 2011 resulted from the initiation of development of the high-grade Deep Cata area and from improved gold production from the Santa Margarita vein.

The operation of the five 5.0 cubic metre Outotec flotation cells was commissioned in May and plant metallurgical performance was excellent for the year with record recoveries of 88.5% for Ag and 90.3% for Au compared to 88.5% and 88.6%, respectively in 2010.

A summary of production at Guanajuato for 2011 is as follows:

Guanajuato Mine
	FY11-Q1	FY11-Q2	FY11-Q3	FY11-Q4	TOTAL
Tonnes milled	42,980	44,748	41,371	40,114	169,213

Silver ounces	273,421	242,436	206,061	237,572	959,490
Gold ounces	2,217	1,807	1,347	2,145	7,516
Silver equivalent ounces (Ag eq oz)[1]	406,419	350,836	286,862	366,286	1,410,403

[1]

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. Average recoveries of 89.1% for Ag and 90.3% for Au were realized which resulted in the production of 959,490 oz Ag and 7,516 oz Au, for a silver equivalent production of 1,410,403 ounces.

Principal Capital Expenditures

During fiscal 2011, the Company expended $11.1 million on mine development and $7.8 million on capital expenditures consisting of upgrades to the plant and mining equipment. The Company purchased equipment to improve mine efficiency and thereby increase production. Purchased equipment included scissor lifts, scoop trams, and underground trucks.

Geological Justification of the Guanajuato Mine Project

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

Guanajuatito: The 2005 review of historic data revealed that underground sampling and surface core drilling with economically significant results had not been exploited. As such, the underground workings were re-mapped, and sampled to confirm previous results. On surface, a core drilling program was conducted in late 2005 and 2006. Based on the favourable results, mining and mine development recommenced in 2007 and has been extended down from the plus 20 metre level to the 80 metre level. The geology department at the Guanajuato Mine continues exploration activities with daily sampling, geological mapping of development headings and underground core drilling. During 2011 deeper drilling at Guanajuatito has defined new mineralization over a strike length of approximately 100 metres and 300 metres vertically (approximately 400 metres down the dip). Drilling is being conducted from drill stations located at or near the 120 metre level in a hanging wall cross-cut ramp. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 5.38 metres. Intersections of the Veta Madre include assays of 268g/t Ag and 0.91g/t Au over a true width of 3.36 metres in UGG11-045. Intersections of the Footwall zone include assays of 1,493g/t Ag and 13.28g/t Au over a true width of 5.38 metres in UGG11-029, and 866g/t Ag and 2.92g/t Au over a true width of 1.14 metres in UGG11-047.

Promontorio: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling had not been exploited. Surface geological mapping and rock sampling were completed in 2005. Surface core drilling in 2006 intersected economically significant mineralization and was followed up in 2007 with more detailed core drilling. Mine development and exploitation into the Promontorio area commenced in early 2008 from one underground level (35 metre level) accessed from the San Vicente area. In 2010, the 75 level was refurbished for the exploitation of the Veta Madre between the 75 and 35 levels and production from the 35 level was onging throughout 2011.

Valenciana: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A small program of underground geological mapping and sampling in 2006 confirmed the 2005 historic review. Of particular note is that multiple veins were mapped and extremely high grade silver-gold values were noted on the margins of old “Spanish” stopes. Due to logistical limitations in re-establishing services into Valenciana, detailed underground geological mapping and sampling was delayed until August 2008. Rehabilitation of the 320 metre level have been completed and development along the 320 level advanced advanced sufficiently to start the deep drilling under the main Valenciana mine. Underground exploration drilling commenced in the 2nd quarter of 2011 on the south east portion of the Valenciana area. Results to date have been negative, but drilling is scheduled to continue through the first half of 2012 on the deep extensions of the Valenciana area, and thereafter on assessing the remaining value in the Veta Madre and associated foot wall zones from the 320 level up to the 240 levels (areas of former Cooperative and Spanish mining).

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

Rayas: The 2005 review of historic data revealed that some areas with economically significant results from underground sampling and underground core drilling had not been exploited. Exploitation is now ongoing with back filling of old stopes and mining of old pillars. Renewed exploration of the deep potential at Rayas, below the 1,650 metre elevation, (450 metre level) of previous exploitation, is underway. The first phase of cross cut and drift development is complete and drilling commenced in February 2010. Assay Data and geological interpretation from the drilling in 2010 has been used to estimate the resources of the Santa Margarita vein. Drilling in the deep Rayas area in 2011 intersected narrow intersections of gold-silver mineralization, generally in the hanging wall of the Veta Madre. A follow up program in 2012 has been scheduled.

Santa Margarita: In the Rayas area, development along the Santa Margarita structure discovered economically significant gold and silver mineralization in mid-2009. The Santa Margarita structure is parallel to the Veta Madre and approximately 30 to 40 metres towards the hangingwall. The Rayas deep core drilling program which commenced in 2010 was successful in confirming economic mineralisation of the Santa Margarita structure to depth. Stoping started in 2010 using mechanized cut and fill mining methods. During 2011 stoping at the 400 metre level accounted for 3,300 tonnes at grades of 8.93g/t Ag and 50g/t Ag while new exploratory development on the 455 metre level produced 845 tonnes at 7.47g/t Ag and 87g/t Ag. Access to the 475 metre level and the two additional, sub-parallel footwall veins (SMBo1 and 2) will be established in the first quarter. Further increases in gold production are expected from Santa Margarita throughout 2012.

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

During 2011, additional high grade silver-gold mineralization was discovered in an extension of the Cata Mine in the Guanajuato Mine Complex. The discovery was made during the course of a detailed deep drilling program being conducted at 12.5 to 25 metre intervals from several drill stations in the Cata Mine access ramp at the 510 metre level, the deepest mining development to date. The drilling program, covering an area of approximately 70 metres down-dip and 100 metres along strike, has been successful in extending silver-gold mineralization below the current level of mining and the existing mineral resource/reserve estimate. Drilling is being conducted from drill stations in the 510 metre level main access to test each of the "Alto" and Veta Madre zones. Similar mineralization is noted to the 530 metre level in previously drilled wide-spaced holes both 25 metres to the southeast (EUG08-021 and 024) and up to 60 metres to the northwest (UGC10-012 and EUG07-002).

Development of Deep Cata, at the 510 metre level, exposed six, discreet, high-grade veins/zones: Veta Madre, Contact, Alto 1, Alto 1a, Alto 2, and Alto 2a. The geology of this area is complex and required additional, closely spaced diamond drilling in order to facilitate the interpretation and 3-D modeling of each separate vein. Ore mined from the development of these veins totaled 6,300 tonnes, at grades of 482g/t Ag and 1.83g/t Au, and contributed almost 30% of the total metal production in the fourth quarter of 2011. Development is continuing, leading to stoping in the first quarter 2012 and is expected to contribute to improved metal production throughout 2012.

Los Pozos: The Los Pozos area is located between the Cata and Rayas shafts and has been the site of ramp development and underground core drilling throughout 2009. The Los Pozos area is part of the Veta Madre that had not been exploited by previous operators, and whose economic significance was ascertained by re-sampling and underground core drilling during 2009 and 2010. The zone of mineralization has been confirmed to extend from the 275 to the 390 metre level. Definition drilling in 2011 indicated that the Los Pozos zone extends only 10’s of meters below the 390 level. Production from Los Pozos continued throughout 2011.

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

The Company released an initial, NI 43-101 compliant, Mineral Resource estimate in October 2011. The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. A Mineral Resource update is expected towards the end of the second quarter of 2012.

Diamond drilling continued in the fourth quarter of 2011 with the completion of 26 holes for a total of 5,494 metres. For the year, 58 holes were completed for 17,313 metres over a strike length of only 450 metres. The Company provided an update of results on December 05, 2011. Highlights of the Intermediate Zone intercepts included 213g/t Ag and 5.12g/t Au over a true width of 3.26 metres, and 201g/t Ag and 6.34g/t Au over a true width of 4.96 metres in ESI11-039 (section 450N). These two intersections are separated by a void with a true width of approximately 0.7 metres that is possibly an old mine working from the 1800's implying a vein width of almost nine metres from which only a very narrow portion has been previously mined. On section 700N, drill-hole ESI11-048 intersected 296g/t Ag and 1.28g/t Au over a true width of 3.86 metres.

The Nombre de Dios vein intercepts demonstrate a thickening of the vein on section 600N, with an intersection of 106g/t Ag and 2.11g/t Au over a true width of 5.15 metres in ESI11-044. Drilling intercepts on the Melladito vein included 198g/t Ag and 2.26g/t Au over a true width of 3.69 metres in ESI11-048 (Section 700N).

During the first quarter of 2012, the Company expects one drill rig to complete fill-in holes at San Ignacio to upgrade the mineral resource estimate, which is anticipated in the second quarter of 2012. During 2012, the Company expects drilling to extend the structures south of section 450N, for approximately 800 metres, northwards of section 900N, for approximately 300 metres, and to initially test a separate prospect on the south end of the property, a 600 metre strike length of the San Antonio claim.

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

Primary Exploration Properties

Santa Rosa Project

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”). The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the "La Sierra" vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently, the Company is mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

Through the course of due diligence, the Company had already completed considerable ground work on the Santa Rosa claims. Multiple veins with argillic alteration and erratic silver and gold values have been identified. Having now signed the formal agreement, the Company has re-commenced geological mapping and rock sampling, while potential drill sites are being permitted to test the various structures.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

There are numerous past and presently producing mines along the La Sierra system, including AuRico Gold's currently operating El Cubo mine, with 620,000 gold equivalent ounces in reserves (source: AuRico Gold Inc. website). While several old mines, some with multiple levels, are evident on the newly-acquired concessions, no production records exist. The concessions are within trucking distance to the Company’s Cata plant in Guanajuato.

A 2,000 metre drill program was commenced at Santa Rosa in January 2012.

Revenues

The Company recognizes revenue from the sale of concentrates upon delivery when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date.

For the year ended December 31, 2011, we earned $57.8 million in revenue from our Topia and Guanajuato mining operations. Revenues for 2010 were $42.2 million.

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

The Company has taken a proactive approach to managing environmental risk. The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico. The Company is waiting for final certification from the government authorities in respect of this program.

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

4.

Great Panther Silver Peru S.A.C., a company incorporated in Peru on January 13, 2011. This subsidiary is currently inactive and was incorporated to pursue future exploration and business development activities in Peru.

5.	New Age Investments Inc., a company incorporated in the Province of Alberta on August 23, 1989 under the name 407646 Alberta Limited. The subsidiary is currently inactive.

D.	Property, Plant and Equipment

We rent executive and administrative office space located at Suite 350 and Suite 2100-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada, for the sum of $20,607 per month.

Our Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), rents office space at the following locations:

  Juan Nepomuceno Herrera No. 712, Fraccionamiento Valle del Campestre, León, Guanajuato, Mexico, C.P. 37150, for the sum of 16,500 Mexican Pesos (approximately $1,270) per month. This lease expired on January 31, 2012, although MMR continued to rent and occupy the facility until February 29, 2012;

  MMR leased new premises on February 20, 2012 at Prolongación Boulevard Campestre No. 2502, 5to. Piso oficina 501, Colonia Refugio Campestre, León Guanajuato. The sum of the rent is 35,200 Mexican Pesos (approximately $2,700 per month); and

  Cerro Gordo No. 210 Fraccionamiento Lomas del Parque, Durango, Durango, Mexico, C.P. 3410, for the sum of 8,000 Mexican Pesos (approximately $615) per month.

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

The terrain is quite steep and rugged with elevations ranging from approximately 600 metres in the river valleys in the western portion of the property rising to nearly 2,000 metres in the northeastern portion of the property where high level plateaus exist. The area is generally dry except during the rainy season when between 20-50 centimetres of rain may fall. Mining operations and most exploration activities (especially underground exploration and development) can be conducted on a year-round basis. Access to the numerous mine entrances is via gravel roads that are narrow in the steep Sierra.

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

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (“RPA”) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate. (Supported by NI 43-101 Technical Report on the Topia Mine, State of Durango, Mexico dated March 28, 2011 as filed on SEDAR.)

The significant increase in the resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Company bought the Topia mine, the resource base has been consistently increased with every drill program, while increasing production at the same time.

The 2011 RPA mineral resource estimate provided updates for the Argentina vein (Argentina Mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N Mines), Recompensa (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario and La Prieta veins.

The estimate was based on a minimum NSR value of $US130/tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US38/tonne. Current operating costs for the Topia Mine veins are $US130/tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

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

The production rate from the Topia mines has been increasing each year and reached 47,000 tonnes of mined and processed ore in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from the Company’s diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles’ sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of Great Panther’s mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources. The following tables refer to “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of such mineral resources involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Furthermore, the estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

At the Topia mine, the Company’s 2012 exploration plans are for 2,400 metres of underground drilling focused on the Don Benito, Recompensa, Oliva, Cantarranas, San Jorge, La Prieta and La Dura; and for 3,900 metres of surface drilling which will focus on the San Gregorio, El Rosario, Higueras, Cantarranas, and Argentina veins.

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

Based upon the success of the exploration program, the Company exercised its option to purchase the Topia Mine in July 2005. Once access was gained to the underground workings, underground mapping, sampling and diamond drilling became an integral part of the ongoing exploration program at Topia. In December 2005, the Company commenced limited production at the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

In March 2006, the Company reached a significant milestone in becoming a primary silver producer with its first shipment of concentrates from operations. In the second half of 2006, a second ball mill was commissioned increasing the plant’s production from 120 to 170 tonnes per day.

During 2007 and 2008, ongoing exploration development of the mine continued to demonstrate high grades of silver-lead-zinc. In addition, new underground drilling and chip-sampling demonstrated very good potential on the yet unmined parts of many of the known veins.

Surface drilling continued into early 2008 and then resumed in mid-2009 where a 4,000-metre program on the major production areas of Recompensa, Hormiguera, El Rosario, and San Gregorio. Great Panther has now drilled a total of 20,873 metres in 97 surface holes and 3,541 metres in 68 underground holes.

During the first three quarters of 2010, the Company completed the 8,815 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

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

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2011, total costs incurred on mineral properties, plant and equipment at Topia were as follows (in thousands of Canadian dollars):

		Property	Total mineral,
	Mine development	exploration and	property, plant
	and equipment	evaluation	and equipment
Total capitalized	$13,844	$7,039	$20,883
Exploration costs previously expensed[1]	-	4,460	4,460

Total costs incurred to date	$13,844	$11,499	$25,343

1 Effective January 1, 2011, the Company adopted IFRS and elected to capitalize activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource once a mineral resource is identified of such quantity and grade or quality that it has reasonable prospects for economic extraction. The amount of $4,460, represents costs incurred prior to change in policy. $7,140 relating to property evaluation costs have been capitalized on transition to IFRS, offset by foreign exchange of ($730) on total capitalized property exploration and evaluation.

Planned costs for 2012 are approximately $6.1 million for capital investment and mineral property evaluation.

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

d. Mineral Resource and Mineral Reserve Estimates

In December 2010, Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), of Vancouver, B.C., provided an updated NI 43-101 compliant Measured and Indicated mineral resource estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at the Guanajuato mine. The new Measured and Indicated mineral resource contains 5,460,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,680,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. (Supported by NI 43-101 Technical Report on the Guanajuato Mine Complex, Guanajuato, Mexico dated January 31, 2011 as filed on SEDAR.) This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

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

Mining of the three zones, Cata, Los Pozos, and Santa Margarita currently accounts for most of the Guanajuato metal production. Resource drilling is ongoing to delineate new resources and reserves on the upper and depth extensions of Los Pozos and the southeast strike extension of Santa Margarita but also includes Guanajuatito, Valenciana, San Telesforo, and the depth extensions of the Rayas Clavo, none of which are included in this resource estimation but which will be included in the an update expected in 2012.

For 2011, production from Guanajuato was 959,490 Ag oz and 7,516 Au oz (1,410,403 million Ag eq oz). The resource and reserve estimates, together with the significant potential of the ongoing drilling programs, positively support the achievement of the growth strategy objectives for Guanajuato.

Silver equivalent values were applied to computer generated block models in order to define the mineral resource. The mineral reserve cut-off value of 185g/t (6.0 oz/t) silver equivalent is the metal content contained in one tonne of ore for which the net revenue (net of smelter and refining costs) is equal to the average full operating costs to mine and process one tonne of ore. Scott Wilson RPA used medium term projected metal prices of US$17.67/oz Ag and US$1,150/oz Au (relative price ratio of 65 gold to 1 silver), 2010 concentrate sales contract terms, and typical plant performance metal recoveries and concentrate grades to calculate the net value. Experience gained from mining the veins by the cut-and-fill mining method and the upward trend in metal prices, determined that the appropriate cut-off value for defining mineral resources at Guanajuato be set at 136g/t (4.3oz/t) silver equivalent. The use of a lower cut-off for resources reflects the less stringent guidelines for resources versus reserves.

Based upon these parameters, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,490,000 Ag eq oz in the Measured category and 2,960,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,680,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cut-off of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. Breakdowns for silver and gold can be found in the tables below.

Measured, Indicated and Inferred mineral resources in the three areas were estimated by Dave Rennie, P.Eng, a Principal Geologist for Scott Wilson RPA, and the proven and probable mineral reserves were estimated by R. Dennis Bergen, P. Eng, Associate Principal Mining Engineer for Scott Wilson RPA. Both are independent of Great Panther as per the criteria set out in NI 43-101. The mineral reserves and mineral resources estimates are tabulated below:

Cautionary Note to U.S. Investors Concerning Estimates of Proven and Probable Reserves. The references in the following tables to “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended . These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, the following information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources. The following tables refer to “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of such mineral resources involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Furthermore, the estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

October 31, 2010 Measured Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,075,000
Santa Margarita	3.47	2.65	9.2	4.43	1,310	22	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,497,000

October 31, 2010 Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	26.3	2.65	70.0	1.86	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	699,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,960,000

October 31, 2010 Measured and Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59	6.11	11,600	19.4	36,800	791,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,460,000

October 31, 2010 Inferred Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata
Los Pozos	2.53	2.65	6.7	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,680,000

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato mine site laboratory. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

e. Exploration History

Since acquiring the Guanajuato Mine in 2005, Great Panther has completed 93 surface drill holes totalling 17,470 metres and 333 underground holes totalling 51,777 metres.

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

In June 2006, the first phase of the underground diamond drilling program commenced. The purpose of the drilling was to better define zones of silver-gold mineralization for production purposes and for the preparation of a NI 43-101 compliant resource. This drilling focused mainly on San Vicente North.

In October 2006, the Company commenced a second phase of the diamond drilling program and completed extensive underground sampling at the limits of the silver-gold mineralization in the Guanajuatito mine. In early 2006, Phase II surface diamond drilling program was started to test three separate areas along 4 kilometres of strike length of the Veta Madre. The drill program was to follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as to test the Animas and Garrapata areas which are farther along strike to the southeast. The program was highly successful in identifying and delineating three new zones of silver-gold mineralization in the northwest, central and southeast parts of the mine property. These discoveries accentuate the previous lack of exploration on the property and the potential for new zones to be found throughout the mine. In addition, the easy access to these zones from existing underground workings means that they can be developed and mined quickly and cost-effectively.

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

The deep drilling at the Guanajuato mine is testing the area between the 400 and 600 metre levels (dip length of 300 metres) along a strike length of 1,000 metres between and below the Cata and Rayas shafts. This drilling is being conducted under the historically high grade Cata and Rayas “Clavos”, which contained strong gold-silver mineralization down to the 417 metre and 450 metre levels, respectively. Drilling on the Cata Clavo was completed in 2008, and successfully confirmed the depth extension of high grade gold and silver mineralization. Mining has extended from the 430 to the 490 metre levels of the Cata Clavo and the ramp has been extended these lower levels of the Cata Mine area. The program continued in the Rayas area in 2010.

In 2011 the Deep Cata short-hole drilling continued to help define the extensions to the six high grade veins between the 500 and 530 metre levels and deeper drilling at Guanajuatito has defined new mineralization over a strike length of approximately 100 metres and 300 metres vertically (approximately 400 metres down the dip).

Drilling is being conducted from drill stations located at or near the 120 metre level in a hanging wall cross-cut ramp. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 5.38 metres. Intersections of the Veta Madre include assays of 268g/t Ag and 0.91g/t Au over a true width of 3.36 metres in UGG11-045. Intersections of the Footwall zone include assays of 1,493g/t Ag and 13.28g/t Au over a true width of 5.38 metres in UGG11-029, and 866g/t Ag and 2.92g/t Au over a true width of 1.14 metres in UGG11-047.

During 2011, the Company also announced results from exploratory and ore definition drilling at Santa Margarita. These include intersections on the main structure of 44.76g/t gold and 46g/t silver over a true width of 1.14 metres in drill hole UGSM11-005. The SM footwall 1 (SMBo1) stockwork zone is located adjacent to or within four to eight metres below the Santa Margarita structure. Intersections on the SMBo1 zone include 17.15g/t Au and 36g/t Ag over a true width of 3.28 metres in UGSM11-003. The SM footwall 2 (SMBo2) stockwork zone is located about 20 metres below the Santa Margarita structure. Intersections on the SMBo2 zone include 6.04g/t Au and 7g/t Ag over a true width of 1.74 metres in UGSM11-007.

During 2011, 169 holes were drilled at Guanajuato for a total of 26,500 metres. Much of this drilling was targeted towards adding new resources at the existing operations. 2012 drilling plans for Guanajuato are approximately 30,000 metres not including an additional 9,600 metres for San Ignacio.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2011, total costs incurred on mineral properties, plant and equipment at Guanajuato were as follows (in thousands of Canadian dollars):

		Property	Total mineral,
	Mine development	exploration and	property, plant
	and equipment	evaluation	and equipment
Total capitalized	$28,561	$11,018	$39,579
Exploration costs previously expensed[1]	-	6,616	6,616

Total costs incurred to date	$28,561	$17,634	$46,195

1 Effective January 1, 2011, the Company adopted IFRS and elected to capitalize activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource once a mineral resource is identified of such quantity and grade or quality that it has reasonable prospects for economic extraction. The amount of $6,616, represents costs incurred prior to change in policy. $4,784 relating to property evaluation costs have been capitalized on transition to IFRS, offset by foreign exchange of ($984) on total capitalized property exploration and evaluation.

Planned costs for 2012 are approximately $6.1 million for capital investment and mineral property evaluation.

g. Source of Power and Water that can be Utilized at the Property

The electricity supply to the operations in our Guanajuato mine is provided through the national power grid administered by CFE. The water supply consists of groundwater at our mines and rainwater filtrations.

Primary Exploration Properties

(1) Santa Rosa Project

a. Location and Accessibility

The Santa Rosa property consists of four mining concessions located approximately 10 to 15 kilometres north east of the city of Guanajuato and is accessible by paved roads from Guanjauato. The city of Guanajuato is 380 kilometres northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll freeways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Guanajuato mine are accessed from city streets.

b. History

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”). The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

c. Geology and Mineralization

The Company completed considerable due diligence work on the Santa Rosa claims prior to the acquisition. Multiple veins with argillic alteration and erratic silver and gold values have been identified.

d. Mineral Resource and Mineral Reserve Estimates

There are no known mineral reserves or resources estimated for the property. The Company commenced exploratory drilling on the property in 2012.

e. Exploration History

The Santa Rosa project is within the Sierra vein system, a parallel vein system to the Veta Madre at Guanajuato Mine. The Sierra vein system has seen exploration and exploitation over the last 400 years, including the present day exploitation of gold and silver from the El Cubo Mine (located southeast of the Santa Rosa project) by Aurrico Gold Corp.

f. Total Costs Incurred to Date and All Planned Future Costs

Surface drilling of a 2,000 metre program commenced in January 2012, and is expected to be completed in March 2012.

g. Source of Power and Water that can be Utilized at the Property

The municipality of Guanajuato is on an electrical power grid and has telephone services provided by TelMex. Water and drainage systems are also present.

(2) San Ignacio Project

a. Location and Accessibility

San Ignacio is located approximately 20 kilometres by road from the Company’s Guanajuato processing plant, in the city of Guanajuato and is accessible by paved roads from Guanjauato. The city of Guanajuato is 380 kilometres northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll freeways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Guanajuato mine are accessed from city streets.

b. History

The property was part of the Guanajuato purchase by Great Panther in 2005 but due to the Company’s focus on the main Guanajuato mine complex, it did not commence any work at San Ignacio until 2010. The properties were acquired from a mining cooperative called the “Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato” (the “Cooperative”) which owned these since 1939. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from a small portion of the property at an average rate of approximately 85 tonnes per day.

c. Geology and Mineralization

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts the Company’s main Guanajuato mine. The San Ignacio property is contiguous with Endeavour Silver’s Bolanitos mine property that is currently in production. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate eight kilometer long trend.

d. Mineral Resource and Mineral Reserve Estimates

The Company released an initial, NI 43-101 compliant, Mineral Resource estimate in October 2011. The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade.

e. Exploration History

The Company commenced exploration of San Ignacio in the third quarter of 2010, and completed a number of drilling programs in 2011 leading up to the release of an the initial Mineral Resource estimate referenced in the preceding subsection.

f. Total Costs Incurred to Date and All Planned Future Costs

As at December 31, 2011, total exploration costs at San Ignacio was $2.8 million. Planned costs for 2012 are approximately $1.2 million for exploration.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2011 and 2010 should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement in accordance with Item 8 – "Financial Information".

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgements, which are the most critical to our reporting of results of operations and financial position, are as follows:

Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. Historically the adjustment from provisional pricing has not been significant in relation to total revenues for the reporting period. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine. Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years and 2 years to 3 years, respectively. Later in 2010, the Company obtained successful drilling results at both mines and completed a NI 43-101 mineral resource/reserve estimate on a segment of the Guanajuato mine. Consequently, effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. At December 31, 2011, the Company extended the mine life of each of its Guanajuato and Topia mines one additional year to revise the lives to 5 and 10 years respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Impairment of long-lived assets

The Company’s mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Reclamation and Remediation Provision

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability in the period in which it incurs a legal or constructive obligation associated with the retirement of tangible mineral property, plant and equipment assets that results from the acquisition, construction, development, or normal use of the asset, if a reasonable estimate of the obligation can be made. The liability is measured initially by discounting such costs to the net present value using pre-tax rates and risk assumptions specific to the liability and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as a finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The reclamation and remediation provision cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Share-based Payments

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

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

A.	Operating Results

For the year ended December 31, 2011, the Company earned revenue of $57.8 million, compared to $42.2 million for the same period in 2010, an increase of 37%. This year over year increase in revenue is primarily due to a significant increase in average metal prices over the comparative periods. This offset a slight decline in metal production and payable metal sales.

Average silver, gold, lead and zinc prices realized by the Company increased 63%, 27%, 11% and 2% respectively from 2010 to 2011.

Cost of sales excluding amortization and depletion and share-based payments was $25.5 million for the year ended December 31, 2011, compared to $21.2 million for the same period in 2010. The year over year increase in cost of sales is primarily due to higher production costs which are a function of higher mined and processed ore.

Gross profit for the year ended December 31, 2011 was $26.9 million compared to $16.4 million in 2010. The year over year increase in gross profit is primarily due to higher metal prices.

Consolidated cash costs per ounce were US$10.84 for the year ended December 31, 2011, a 46% increase compared to US$7.43 for the same period in 2010. Cash costs per ounce increased at both mines over 2010 due to higher operating costs, lower grades and a lower value of the US dollar against the Canadian dollar. In addition, higher smelter and refining charges from third party refiners of the company’s concentrates contributed to the increase in cash costs per ounce. These increases were partially offset by higher gold prices which increased by-product credits.

Amortization and depletion of mineral properties, plant and equipment included in cost of sales for the year ended December 31, 2011 was $4.5 million, which compared to amortization expense of $4.1 million included in cost of sales in 2010. The increase in amortization expense during 2011 is the result of an increase in capitalized mine development costs compared to the prior year, partially offset by extensions in the mine lives of both Guanajuato and Topia to 5 and 10 years respectively (from 2 and 6 years) in 2010.

Share-based payments included in cost of sales for the year ended December 31, 2011 were $1.0 million, compared to $0.5 million in 2010. The increase is due to an increase in share options granted during 2011.

General and administrative expenses were $9.1 million for the year ended December 31, 2011, compared to $6.4 million for the same period in 2010. The increase was primarily due to increased share-based payments expense of $0.9 million combined with higher business development activity, additional costs associated with the Company’s listing on the NYSE Amex stock exchange, expansion of the Company’s investor relations program, addition of various senior level positions, and the conversion to IFRS.

Finance and other expenses increased by $2.8 million for the year ended December 31, 2011 as compared to the same period in 2010. The increase is primarily attributable to an increased foreign exchange loss of $4.3 million due to the weakening of the Mexican peso compared to the Canadian and US dollar. This amount was offset by a finance cost decrease of $0.8 million due to the extinguishment of the convertible loan notes, an increase in interest income of $0.3 million and a $0.3 million increase in other income.

The Company recorded an income tax expense of $2.0 million for the year ended December 31, 2011 compared to an income tax recovery of $2.1 million for the same period in 2010. The increase is primarily attributable to an increase in the deferred tax liability of the Mexican operation. The increase in the deferred tax liability relates primarily to mine development and exploration costs which are depreciated faster for tax purposes than for accounting purposes, and the utilization of tax losses in Mexico to offset taxable income during the year.

Net income for the year ended December 31, 2011 was $11.5 million, compared to $10.7 million for the same period in 2010. The increase in net income is primarily attributable to a significant improvement in gross profit as a result of higher metal prices. The increase in net income was partially offset by an increase in foreign exchange loss of $4.3 million resulting from the strengthening of both the Canadian dollar and US dollar against the Mexican peso, and a $1.3 million increase in share-based payments expense included in cost of sales and general and administrative expenses. In addition, net income for the year ended December 31, 2011 reflects deferred income tax expense of $1.9 million, compared to a recovery of $2.1 million in 2010.

B.	Liquidity and Capital Resources

At December 31, 2011, the Company had working capital of $53.8 million and cash and cash equivalents of $39.4 million compared to working capital of $18.8 million and cash and cash equivalents of $14.0 million at December 31, 2010. The increase in liquidity in 2011 resulted from a $7.8 million increase in cash generated by operating activities to $19.1 million in 2011 from 11.3 million in 2010. During 2011, the Company also issued shares for cash and received $22.5 million net of issue costs, and received $8.5 million in proceeds from the exercise of options and warrants compared to $5.9 million in 2010. These inflows were partially offset by capital expenditures of $24.1 million in 2011 compared to $15.1 million in 2010.

The Company anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months. The Company plans to produce 2.5 to 2.75 million Ag eq oz in 2012 and invest $19.3 million in capital expenditures, including $8.6 million in mineral property exploration expenditures. These investments in 2012 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling. The objective of these expenditures is to increase production and grow resources.

At the date of this this report, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2011, cash flow provided by operating activities was $19.1 million. This compares to cash flows provided by operating activities of $11.3 million in 2010. The year-over-year improvement was largely attributable to higher gross profit from increased metal prices and partially offset by an increase in amounts receivable due to an increase in the number of unsettled shipments and shipments in transit; and higher inventories at the end of December 2011 compared to December 2010.

Before changes in non-cash working capital, the Company generated $24.2 million in operating cash flow during the year ended December 31, 2011, compared to $14.6 million during the same period in 2010. This year over year improvement is largely attributable to higher gross profit from increased metal prices.

Investing Activities

For the year ended December 31, 2011, the Company had net cash outflows from investing activities of $23.8 million compared to $15.2 million in 2010. The outflows were primarily used for the development of mineral properties of $4.9 million, purchase of capital assets of $11.3 million and capitalized exploration of $7.3 million. During 2011, the Company also acquired the rights to a new silver-gold project, the Santa Rosa Project, for $1.5 million, which is included in capitalized exploration.

Financing Activities

Cash flows provided by financing activities were $30.1 million for the year ended December 31, 2011 compared to $4.7 million in 2010. On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for net proceeds of $22.5 million. During 2011, the Company also received proceeds from the exercise of warrants and options in the amount of $8.5 million compared to $5.9 million in 2010. These proceeds were partially offset by a repayment of the Company’s capital lease obligations and remaining balance of the promissory notes.

2012 Outlook

For 2012, the Company expects metal production to grow to 2.50 to 2.75 million silver equivalent ounces, an increase of approximately 20% year on year. There are a number of positive developments that support the growth estimate as follows:

  During the fourth quarter of 2011 the Company saw a marked improvement in grades at Guanajuato through the development of the high grade Deep Cata and gold-rich Santa Margarita ore bodies. Further expansion of production from these areas are planned for 2012.

  Guanajuato saw a 17% increase in ore mined and processed in 2011 to almost 170,000 tonnes, and the plan for 2012 is to increase throughput to 200,000 tonnes. The plant at Guanajuato has capacity for over 300,000 tonnes.

  Ore mined and processed at Topia in 2011 increased by 23% to almost 47,000 tonnes (plus 13,000 tonnes for custom milling). The plan for 2012 includes a further increase of 17% to 57,000 tonnes (plus 13,000 tonnes for custom milling). Improvement modifications, including additional flotation cells, have been completed to facilitate and increase in capacity to in excess of 75,000 tonnes.

2012 Production and Cash Cost per Ounce Guidance

		2012 Guidance	2012 Guidance
	2011 Actual	Low Case	High Case
Tonnes milled	216,181	230,000	250,000

Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630

Silver equivalent ounces	2,200,012	2,500,000	2,750,000

Cash cost per ounce (USD)	$10.84	$10.50	$9.50

In terms of contained metals, the Company's estimated ranges for 2012 are as follows: 1.72 to 1.90 million ounces of silver, up from 1.495 million ounces in 2011; 10,000 to 11,000 ounces of gold, up from 8,016 ounces in 2011; 1,134 to 1,270 tonnes of lead, up from 939 tonnes in 2011; and 1,497 to 1,633 tonnes of zinc, up from 1,315 tonnes in 2011.

Exploration and Development

A NI 43-101 compliant initial Mineral Resource Estimate of 4.5 million Ag eq oz was released for San Ignacio in October 2011 after drilling 24 diamond core holes. Metres drilled have more than doubled to date and a resource update is expected by the end of the second quarter of 2012. The San Ignacio Project is expected to realize its potential during 2012 with an intensive exploration and mine development program being planned which the Company expects will add to growth in 2013. The present surface drill program includes 9,600 metres of drilling at San Ignacio.

At Santa Rosa surface drilling of a 2,000 metre program commenced in January 2012, and is expected to be completed in March 2012.

At the Topia mine, 2012 exploration will include 2,400 metres of underground drilling focused on the Don Benito, Recompensa, Oliva, Cantarranas, San Jorge, La Prieta and La Dura, while 3,900 metres of surface drilling will focus on the San Gregorio, El Rosario, Higueras, Cantarranas, and Argentina veins.

At the Guanajuato mine approximately 30,000 metres of underground drilling is planned for the Santa Margarita, Cata, Valenciana, and Guanajuatito areas.

A.	International Financial Reporting Standards (“IFRS”):

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP ("GAAP") to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company prepared its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following optional exemptions:

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a lease, and has assessed all arrangements as at the date of transition.

  IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has not been applied to decommissioning liabilities included in mineral properties, plant and equipment that occurred before the Transition Date to IFRS. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured at the Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount to be included in the cost of the related asset is estimated by discounting the liabilities to the date at which the liabilities first arose. The Company did this using the best estimate of the historical discount rates that would have applied for that liability in the intervening period, and recalculating the accumulated depreciation using the depreciation policy adopted by the Company in accordance with IFRS.

The following items outline significant GAAP-IFRS adjustments affecting the Company’s financial position and financial performance (in thousands of Canadian dollars):

  Mine development costs

  Under IFRS, the Company has elected to capitalize costs relating to the development of mineral resources once the technical feasibility and the commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with the development of a property. Previously under GAAP the Company elected to expense these costs. This resulted in the following increases to Mineral properties, plant and equipment: $4,150 at January 1, 2010 and $9,518 at December 31, 2010.

  Reclamation and remediation provision (asset retirement obligations)

  Under GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the Company’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re-measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

  Under IFRS, reclamation and remediation provisions are measured based on management’s best estimate of the expenditures that will be made and adjustments to the provisions are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the provision to fair value (unwinding the discount).

  Furthermore, the estimated future cash flows should be discounted using the current applicable discount rates.

  The Company has elected to apply the exemption from full retrospective application as allowed under IFRS. As such, the Company has revalued the reclamation and remediation provision as at the Transition Date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the risk adjusted discount rates, and recalculated the accumulated depreciation and depletion under IFRS. This resulted in increases to mineral properties, plant and equipment and reclamation and remediation provision at January 1, 2010 of $229 and $704, respectively. This IFRS-GAAP difference also resulted in increases to mineral properties, plant and equipment at December 31, 2010 of $348, increases to reclamation and remediation provision at December 31, 2010 of $1,439 and decreases in foreign exchange loss of $74 during the year ended December 31, 2010.

  In addition, under GAAP, the unwinding of the discount was disclosed as accretion on asset retirement obligation, and has now been reclassified to finance costs as required under IFRS.

  Depreciation relating to the adjustments in mine development for the year ended December 31, 2010 was $1,200. Depreciation and finance costs relating to the adjustments in reclamation and remediation provision for the year ended December 31, 2010 were $542.

  Intangible assets reclassification

  The Company, under GAAP, had included certain intangible assets relating to capitalized software costs under Mineral properties, plant and equipment. Under IFRS, intangible assets including capitalized software costs should be disclosed separately in the statement of financial position. This resulted in a reclassification of $102 on transition date and $274 at December 31, 2010.

  Convertible loan notes revaluation

  Under GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount. This resulted in a decrease to convertible loan notes of $253 on transition date and $76 at December 31, 2010 and an increase to finance costs of $179 for the year ended December 31, 2010. On March 8, 2011, the convertible loan notes were converted.

  Income tax

  a. Calculation of deferred tax on non-monetary items

  Under GAAP, the Company calculated deferred tax balances related to asset and liabilities measured in a foreign currency in the currency in which the taxes are paid and then converted to the presentation currency at the current exchange rate. Under IFRS, deferred taxes related to assets and liabilities measured in a foreign currency are determined by comparing the accounting basis calculated at historical rate for non-monetary items to the tax basis converted at the current exchange rate. Deferred tax adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded and had different functional and tax currencies prior to January 1, 2010. This resulted in a decrease to deferred tax liability of $602 on the transition date.

b. Deferred tax classification

Under previous GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying assets and liabilities that gave rise to the differences. IAS 12 requires that deferred taxation amounts be classified as non-current assets or liabilities.

c. Other Deferred tax adjustments

Deferred taxes have also been adjusted for the changes to net book values arising as a result of the adjustments for first time adoption of IFRS as discussed above. This resulted in an increase to deferred income tax recovery of $346 for the year ended December 31, 2010.

B.	Research and Development

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we spent approximately $1.1 million on due diligence for various other mining properties.

C.	Trend Information

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

D.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements at December 31, 2011.

E.	Tabular Disclosure of Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2011 (in thousands of dollars):

	Total	1 year	2-3 years	4-5 years
Purchase obligations (1)	$3,761	$3,598	$163	$-
Operating lease	260	154	106	-
Environmental program(2)	69	69	-	-
Consulting	25	25	-	-
Total obligations	$4,115	$3,846	$269	$-

(1)	Purchase obligations include commitments for consulting, laboratory, drilling, maintenance and equipment purchases.

(2)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

F.	Safe Harbor

Not applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors, Officers and Senior Management

The information below sets forth the names and business experience of each of our directors, officers and senior management, as of the date hereof:

Name	Present Position Great Panther Silver Limited	Present Position Minera Mexicana el Rosario, S.A. de C.V.	Present Position Metalicos de Durango, S.A. de C.V.	Present Position Minera de Villa Seca, S.A. de C.V.	Present Position Great Panther Silver Perú S.A.C.
Robert A. Archer	President, CEO, Director	President, Director	President, Director	President, Director	Director
John T. Kopcheff	Director	n/a	n/a	n/a	n/a
R.W. (Bob) Garnett	Independent Chairman, Director	n/a	n/a	n/a	n/a
Kenneth W. Major	Director	n/a	n/a	n/a	n/a
Martin B. Carsky	Executive Vice President and CFO	Secretary, CFO, Director	Secretary, CFO, Director	Secretary, CFO, Director	Director
Wendy M. Ratcliffe	Corporate Secretary	n/a	n/a	n/a	n/a
Charles Brown	Chief Operating Officer	n/a	n/a	n/a	n/a
Francisco Ramos Sanchez	Vice President, Business Development	Director	Director	Director	General Manager
Robert Brown	Vice President, Exploration	n/a	n/a	n/a	Director
Jim A. Zadra	Vice President, Finance	n/a	n/a	n/a	n/a
David R. Asher	Vice President, Technical Services	n/a	n/a	n/a	n/a
Enriqueta Hernandez Dominguez	n/a	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)	Vice President, Accounting and Administration (Mexico)	n/a
Eduardo Ortiz Briones	Vice President, Corporate Relations	n/a	n/a	n/a	n/a

Business Experience, Function and Area of Experience

Robert A. Archer

As our President, Chief Executive Officer and a director since April 2004, Mr. Archer is responsible for the day-to-day operations of the Company and for the development of our strategic direction. He is also responsible for the management and supervision of the affairs and business in Mexico.

Mr. Archer is a resident of British Columbia, Canada and has more than 31 years experience working for mining companies throughout North America, including Newmont Exploration of Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd. and Noranda Exploration Inc. He also served as President of Consolidated Magna Ventures Ltd.

Mr. Archer is the President of R. A. Archer & Associates and Platoro Resource Corp. He also serves as President and Chief Executive Officer and is a director of Cangold Limited, a company publicly listed on the TSX Venture Exchange. He is also a non-executive director of Altair Ventures Incorporated, a company publicly listed on the TSX Venture Exchange.

John T. Kopcheff

Mr. Kopcheff is a resident of Western Australia and has been a director of the Company since August 2001. As a non-executive director, Mr. Kopcheff is the Chairman of the Compensation Committee, and until February 12, 2009, he was the Chairman of our Audit Committee, at which time he stepped down and he is now a member of our Audit Committee.

Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. Following graduation, he has gained over 36 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in the field of geological operations and management. For 26 years Mr. Kopcheff served as Managing Director of Victoria Petroleum NL, renamed Senex Energy Limited, an oil and gas company publicly listed on the main board of the Australian Stock Exchange. He recently retired from the board and has retained the role of Special Advisor to the board. Mr. Kopcheff is also a non-executive director of Greenearth Energy Limited, a geothermal exploration company publicly listed on the main board of the Australian Stock Exchange.

R.W. (Bob) Garnett

Mr. Garnett is a resident of British Columbia, Canada and was appointed a director of the Company in May 2011 and Independent Chairman in February 2012. As non-executive director, Mr. Garnett is Chairman of the Audit Committee, a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

Mr. Garnett is a Chartered Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1973. Until recently, he was the Vice-Chair of the South Coast British Columbia Transportation Authority (Translink) and chaired their Audit Committee. Mr. Garnett currently serves on the board of VRX Worldwide Inc. and is chair of the Audit Committee. From 2009 to 2010, he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia. In 2007, Mr. Garnett completed the Certified Director’s Program with the Institute of Corporate Directors earning his ICD.D certification.

Kenneth W. Major

Mr. Major is a resident of British Columbia, Canada and was appointed a director of the Company in March 2011. As a non-executive director, Mr. Major is the Chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee and the Compensation Committee.

Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He brings to the Company more than 36 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining. In 1987, Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994, he became an owner/partner in the start of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hum for the development of mining and mineral processing engineering opportunities. In 2006, Mr. Major left HATCH Engineers to become an independent processing consultant, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle.

Martin B. Carsky

Mr. Carsky is a resident of British Columbia, Canada and was appointed Executive Vice President and Chief Financial Officer in June 2011 upon stepping down as a director of the Company. He was a director, Chairman of the Audit Committee and a member of the Compensation Committee and the Nominating and Corporate Governance Committee from February 2009 through May 2011 and Lead Director from January 2011 through May 2011.

Mr. Carsky is a Chartered Accountant in the Province of British Columbia (1992) and obtained a Bachelor of Science from the University of British Columbia in 1989. He is an experienced financial executive with extensive experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. Currently, he is a director and also serves as a director and the Chairman of the Audit Committee of Cangold Limited.

From 2006 to 2010, Mr. Carsky held various executive and directorship positions, with Anthem Capital Corp. as Executive Vice President from 2006 to 2008, as Executive Chairman and a director of MetroBridge Networks International Inc. from 2007 to 2008, and with Amato Exploration Ltd. as Chief Financial Officer and a director from 2008 to 2011. Mr Carksy was Chief Executive Officer, President, Chief Financial Officer, Secretary and a director of Cryopak Industries Inc. (“Cryopak”) in October 2006 when Cryopak was placed into receivership. Mr. Carsky was also a director of Cryopak Corporation Ltd. when it filed for bankruptcy protection in October 2006. All of the assets of Cryopak Industries Inc. and Cryopak Corporation Ltd. were sold to a third party.

Cryopak failed to file its annual financial statements for the year ended March 31, 2006. On October 5, 2006, the British Columbia Securities Commission issued a cease trade against Cryopak and its insiders and control persons prohibiting Cryopak, its insiders and control person from trading in any securities of Cryopak until the cease trade order is lifted. The cease trade order remains in effect.

Wendy Ratcliffe

Ms. Ratcliffe is a resident of British Columbia, Canada and has been the Corporate Secretary since August 2001. She is responsible for making all necessary regulatory filings for our Company and its subsidiaries. Ms. Ratcliffe is also Corporate Secretary of Cangold Limited, a company publicly listed on the TSX Venture Exchange.

Charles Brown

Mr. Brown is a resident of British Columbia, Canada and has been Chief Operating Officer of the Company since August 2007. He is responsible for overseeing aspects of all mines relating to mining and metallurgy. He is a seasoned professional with more than 36 years experience successfully operating and developing mines both in Canada and internationally, from small gold mines in Ontario and Venezuela to being Managing Director of Tara Mines Ltd in Ireland, where he was responsible for one of the world's largest underground zinc mines.

Prior to joining Great Panther, he was the Project Manager for Newgold Inc. during its underground exploration and development program, leading to the completion of a positive feasibility study.

Mr. Brown graduated from Nottingham University, U.K. with an honours degree in Mining Engineering.

Ing. Francisco Ramos Sanchez

Ing. Francisco Ramos Sanchez is a resident of Queretaro, Mexico and was appointed as Vice President, Business Development in November 2007. He is responsible for seeking out new business opportunities for Great Panther. He was formerly Vice President, Operations from April 2004 through November 2007.

Prior to that, Ing. Ramos was Vice President, Operations of the Company’s subsidiary MMR, since June 1998. With more than 31 years of experience in the mining industry, Ing. Ramos is a Mexican mining engineer and metallurgist based in Queretaro, Mexico. He obtained a Master's Degree in Mining Engineering from the University of Guanajuato and has worked with senior mining companies such as Peñoles, IMMSA and Minera Autlan. He has consulted for a number of junior to mid-size companies in Canada, Mexico and the United States. He is also the general director of Minco Ingenieria y Construcciones de Queretaro, S. de R.L. de C.V. and Vice President, Operations of Cangold Limited.

Robert Brown

Mr. Brown is a resident of British Columbia, Canada and has been our Vice President, Exploration since April 30, 2004. He is responsible for overseeing all exploration activities undertaken by the Company, and has particular experience in the immediate area of our Company's projects in the Sierra Madre Region of Mexico.

Mr. Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 37 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 16 years, he has held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration. He is also a director of Cangold Limited, and the President and a director of Finlay Minerals Limited.

Jim A. Zadra

Mr. Zadra is a resident of British Columbia, Canada and was appointed Vice President, Finance in September 2011. He is responsible for corporate finance, including financial reporting, planning & forecasting, taxation, and treasury. Mr. Zadra has over 15 years of experience in senior corporate finance roles with significant experience in the areas of financial reporting, taxation, strategic planning, capital markets, M&A and corporate governance.

Mr. Zadra is a Chartered Accountant in the Province of British Columbia and holds a Masters of Business Administration from Queen’s University and a Bachelor of Commerce degree from the University of British Columbia.

Prior to joining the Company, Mr. Zadra served over three years as Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc. From 2003 to 2008, he was Vice President of Finance, North America, at Sophos, a leading global information technology security company with offices in 19 countries. Mr. Zadra has also held senior roles at ActiveState Corporation, Canaccord Capital and Deloitte, and has served as a director for several venture stage public companies.

David R. Asher

Mr. Asher is a resident of Idaho, United States and was appointed Vice President, Technical Services in November 2011. He is responsible for managing all information systems related matters. Mr. Asher has over 20 years of IT and business management experience in both the public and private sectors.

Mr. Asher is a certified Project Management Professional (PMP) and holds a Master of Business Administration from the University of Washington and a Bachelor’s degree in Management Information Systems from Gonzaga University.

Prior to joining Great Panther, Mr. Asher managed various IT, finance and M&A consulting projects for numerous mining companies including Electrum Strategic Resources, Behre Dolbear Capital, Hecla Mining Company and FLSmidth Minerals. From 1999 to 2009, Mr. Asher served in several roles at Coeur d’Alene Mines Corporation, including Director of Corporate Development and Enterprise Systems Manager.

Enriqueta Hernandez Dominguez

Enriqueta Hernandez Dominguez is a resident of Guanajuato, Mexico and was appointed Vice President of Accounting and Administration (Mexico) in July 2010. Ms. Hernandez previously served as Regional Controller of the Company’s Mexican operations in 2009. Enriqueta has more than 25 years of experience in financial and tax fields in different kind of industries both in Mexico and Canada. Prior to joining the Company, Ms. Hernandez was the Subsidiary Accountant for West Timmins Mining Company. Ms. Hernandez holds a Bachelor Degree in Accounting and a Master Degree in Business Administration, with honours, both from the National University of Mexico.

Eduardo Ortiz Briones

Eduardo Ortiz Briones is a resident of Guanajuato, Mexico and was appointed Vice President, Corporate Relations in January 2011. He is responsible for the Company’s government and community relations and media communication in Mexico. Prior to joining the Company, Mr. Ortiz was Development and Relations Manager for Minera Rio Panuco S.A. de C.V. and Real de Panuco S.A. de C.V. México as well as a business advisor to Residencial Villas de Tultitlan S.A. de C.V.

Mr. Ortiz holds a Bachelor in Business Administration from the University National of Mexico.

Family Relationships

Two officers of the Company, Ms. Enriqueta Dominguez and Mr. Eduardo Ortiz, are married to each other.

Other Relationships

Except as disclosed in Item 7B – Related Party Transactions, there are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company (or a Subsidiary of the Company) and any director or office of the Company (or a Subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

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

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his/her duties during the fiscal year ended December 31, 2011. The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

During our last full financial year end, the following persons were or are our directors and executive officers:

Name	Principal Position	From	To
Robert A. Archer	President and Chief Executive Officer Director	April 27, 2004 April 27, 2004	Present Present
Kaare G. Foy	Executive Chairman Director	April 27, 2004 June 23, 1994	February 6, 2012 February 6, 2012
Malcolm A. Burne	Director	June 3, 1987	March 17, 2011
John T. Kopcheff	Director	August 16, 2001	Present
Martin B. Carsky	Director Executive Vice President and Chief Financial Officer	February 9, 2009 June 1, 2011	May 3, 2011 Present
R.W. (Bob) Garnett	Director	May 3, 2011	Present
Kenneth W. Major	Director	March 17, 2011	Present
Raakel S. Iskanius	Chief Financial Officer	May 22, 2007	May 31, 2011
Charles Brown	Chief Operating Officer	August 15, 2007	Present
Francisco Ramos Sánchez	Vice President, Business Development Vice President, Operations	November 13, 2007 April 30, 2004	Present November 13, 2007
Robert F. Brown	Vice President, Exploration	April 30, 2004	Present
Jim Zadra	Vice President, Finance	September 5, 2011	Present

Summary Compensation Table

The following table sets forth compensation paid during the year ended December 31, 2011 to the Company’s Directors, the Chief Executive Officer, the Chief Financial Officer, and each of the three most highly-compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total annual salary and bonus exceeded C$150,000.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary ($)	Bonus ($)	Other ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Robert A. Archer, President, CEO, Director	2011	30,000(1)	125,000	nil	nil	nil	n/a	383,863(2)
Malcolm Burne, Former Director(3)	2011	7,389(1)	nil	nil	nil	nil	n/a	nil
Kaare G. Foy, Former Executive Chairman, Former Director(4)	2011	30,000(1)	75,000	nil	nil	nil	n/a	312,941(5)
John T. Kopcheff, Director	2011	41,000(1)	nil	nil	nil	nil	n/a	nil
Martin B. Carsky, Executive Vice President, CFO, Former Director (6)	2011	38,750(7)	30,000	nil	250,000	nil	n/a	159,328(8)
R.W. (Bob) Garnett, Independent Chairman, Director	2011	31,484(1)	nil	nil	200,000	nil	n/a	nil
Kenneth W. Major, Director	2011	32,060(1)	nil	nil	200,000	nil	n/a	nil
Francisco Ramos Sánchez, Vice President – Business Development	2011	185,039	25,000	nil	nil	nil	n/a	nil
Robert F. Brown, Vice President - Exploration	2011	185,000	30,000	nil	nil	nil	n/a	nil
Charles Brown, Chief Operating Officer	2011	240,000	25,000	nil	nil	nil	n/a	nil
Raakel S. Iskanius, Former CFO(9)	2011	131,250	20,000	nil	nil	nil	n/a	nil

(1)	Directors' fees.
(2)	Consulting fees and other benefits paid to Platoro Resource Corp., a company controlled by Robert A. Archer in consideration of Mr. Archer’s services as President and Chief Executive Officer.
(3)	Effective March 17, 2011, ceased to be a director of Great Panther Silver Limited.
(4)	Mr. Foy retired as Executive Chairman and resigned as a director subsequent to the year end, on February 6, 2012.
(5)	Of this amount, $227,442 was paid for consulting and other benefits and $85,499 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.
(6)

Effective May 3, 2011, ceased to be a director of Great Panther Silver Limited. Effective June 1, 2011, Martin B. Carsky was appointed Executive Vice President & Chief Financial Officer with an annual salary of $334,880.

(7)	$16,854 was for directors’ fees and $21,896 was for salaries.
(8)

Consulting fees and other benefits paid to Embeecee Capital Management, a company controlled by Martin B. Carsky in consideration of Mr. Carsky’s services as Executive Vice President and Chief Financial Officer.

(9)	Resigned from the Company effective May 31, 2011.

Compensation of Directors

During the financial year ended December 31, 2011, the remuneration paid or accrued to directors in their capacity as directors of our Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$7,389
John T. Kopcheff	$41,000
Martin B. Carsky	$16,854
R.W. (Bob) Garnett	$31,484
Kenneth W. Major	$32,060

We have an incentive stock option plan in which directors are eligible to participate. Stock options were granted to directors during the year ended December 31, 2011 as outlined in the Summary Compensation Table. Subsequent to December 31, 2011 a payment in the amount of $676,000 was made to an executive and director in connection with his retirement and resignation from the board of directors.

C.	Board Practices

The election and retirement of our directors are provided for in our by-laws. An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on June 30, 2011.

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

Our officers are re-appointed at a directors' meeting following each annual general meeting.

The members of our audit committee included R.W. (Bob) Garnett (Chairman), John T. Kopcheff and Kenneth W. Major. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

The members of the nominating and corporate governance committee included Kenneth W. Major (Chairman), John T. Kopcheff and R.W. (Bob) Garnett. The mandate of the nominating and corporate governance committee is to identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees, evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees, evaluate the performance of the Board and its committees; and develop and recommend to the Board corporate governance principles.

The members of the compensation committee included John T. Kopcheff (Chairman), R.W. (Bob) Garnett and Kenneth W. Major. The compensation committee reviews and approves the total compensation package for the Corporation’s senior executives including, without limitation, their base salaries, annual incentives, deferred compensation, stock options and other equity-based compensation, incentive compensation, special benefits, perquisites, and incidental benefits.

D.	Employees

During the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009, we had direct employees as outlined below:

Company	2011	2010	2009
Great Panther Silver Limited.	20	17	14
Minera Mexicana el Rosario, S.A. de C.V.	nil	nil	nil
Metalicos de Durango, S.A. de C.V.	153	109	81
Minera de Villa Seca, S.A. de C.V.	99	80	63
Exploraciones Mineras el Rosario, S.A. de C.V. [1]	nil	nil	nil
Great Panther Silver Perú S.A.C.	nil	nil	nil
TOTAL	272	206	158

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

The following table sets out, as at February 29, 2012, the number of securities beneficially owned by our directors, officers and senior management, whom, to our knowledge, possess sole voting and investment power with respect to the securities shown:

	Number of Securities
Name of Beneficial Holder	Beneficially Owned	Percentage (1)
Robert A. Archer	1,576,300	1.11%
David R. Asher	150,000	0.11%
Charles P. Brown	548,000	0.39%
Robert F. Brown	212,500	0.15%
Martin B. Carsky	250,000	0.18%
R.W. (Bob) Garnett	200,000	0.14%
Enriqueta Hernandez Dominguez	50,000	0.03%
John T. Kopcheff	280,000	0.20%
Kenneth W. Major	200,000	0.14%
Eduardo Ortiz-Briones	100,000	0.07%
Francisco Ramos Sanchez	1,296,000	0.91%
Wendy M. Ratcliffe	205,000	0.14%
Jim A. Zadra	150,000	0.11%

(1)	Based on the following securities issued and outstanding as at February 29, 2012:
137,525,919 common shares;
4,016,500 incentive stock options, all exercisable within 60 days of February 29, 2012, for the purchase of up to 4,016,500 common share; and
316,250 warrants, all exercisable within 60 days of February 29, 2012, for the purchase of up to 316,250 common shares.

The voting rights attached to the common shares owned by our directors, officers and senior management do not differ from those voting rights attached to shares owned by people who are not directors, officers or senior management of our Company.

As at February 29, 2012, our directors, officers and senior management held, as a group, directly or indirectly, an aggregate of 3,071,800 common shares, 2,146,000 options exercisable within 60 days and nil warrants exercisable within 60 days.

The total number of options outstanding as at February 29, 2012, all exercisable within 60 days, granted to our directors, officers and senior management are set out below:

Name	Number of Options	Exercise Price	Expiry Date
	Outstanding
Robert A. Archer	150,000	$0.45	February 8, 2014
	175,000	$0.70	September 3, 2014
David R. Asher	150,000	$2.40	December 5, 2016
Charles P. Brown	25,000	$0.70	September 3, 2014
	75,000	$0.90	December 2, 2014
Robert F. Brown	150,000	$0.45	February 8, 2014
	50,000	$0.90	December 2, 2014
Martin B. Carsky	250,000	$2.40	December 5, 2016
R.W. (Bob) Garnett	200,000	$2.40	December 5, 2016
Enriqueta Hernandez Dominguez	25,000	$0.90	December 2, 2014
	25,000	$1.90	November 21, 2015
John T. Kopcheff	nil
Kenneth W. Major	200,000	$2.40	December 5, 2016
Eduardo Ortiz-Briones	100,000	$2.40	December 5, 2016
Francisco Ramos Sanchez	221,000	$0.45	February 8, 2014
Wendy M. Ratcliffe	200,000	$0.45	February 8, 2014
Jim A. Zadra	150,000	$2.40	December 5, 2016

The total number of warrants outstanding as at February 29, 2012, all exercisable within 60 days, issued to our directors, officers and senior management is nil.

Stock Option Plan

We have an incentive share option plan that provides for the grant of incentive stock options to our directors, officers, employees and consultants as incentive for their services, subject to limits with respect to insiders. Our share option plan is administered by our board of directors. The aggregate maximum number of our common shares which may be reserved for issuance under our plan may not exceed 10% of the number of common shares outstanding at the time of an option grant. The aggregate number of common shares reserved for issuance to any one person may not exceed 5% of the outstanding issue. The exercise price of an option will be determined by the board of directors at the time each option is granted but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of the grant. Options granted must be exercised no later than 10 years after the date of grant of the option or such lesser period as may be determined by our board of directors. Options will cease to be exercisable 30 days after the participant’s termination date.

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

The total number of options outstanding as at February 29, 2012, granted to our directors and executive officers as a group, to our non-executive officers and senior management as a group, to our employees as a group and to our consultants as a group, are set out below:

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Directors and Executive	521,000	$0.45	February 8, 2014
Officers	200,000	$0.70	September 3, 2014
	125,000	$0.90	December 2, 2014
	650,000	$2.40	December 5, 2016

Non-executive Officers and	200,000	$0.45	February 8, 2014
Senior Management	25,000	$0.90	December 2, 2014
	50,000	$1.15	October 17, 2015
	25,000	$1.90	November 21, 2015
	400,000	$2.40	December 5, 2016

Employees	14,000	$0.45	February 8, 2014
	15,000	$0.70	September 3, 2014
	12,000	$0.90	December 2, 2014
	118,000	$0.90	July 11, 2015
	1,500	$1.15	October 17, 2015
	65,000	$1.90	November 21, 2015
	1,275,000	$2.40	December 5, 2016

Consultants	70,000	$0.45	February 8, 2014
	100,000	$0.70	September 3, 2014
	150,000	$2.40	December 5, 2016

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of February 29, 2012, Computershare Investor Services Inc., the Company’s registrar and transfer agent reported that the Company had 137,525,919 common shares issued and outstanding. Of those common shares, 127,077,233 common shares were registered to Canadian residents (32 shareholders); 9,356,022 common shares were registered to residents of the United States (108 shareholders); and 1,092,664 common shares were registered to residents of other foreign countries (19 shareholders). There are no persons known to the Company to be the beneficial owners of more than five (5%) of those common shares.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.	Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of the Company’s knowledge, there have been no material transactions or loans from the commencement of the 2011 fiscal year to the date of this annual report between the Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the year ended December 31, 2011, we entered into the following transactions with related parties (in thousands of dollars):

		2011	2010	2009

R. A. Archer	Consulting fees[1]	384	432	343
	Cost recoveries[2]	(5)	(51)	(80)

K. G. Foy	Consulting fees[3]	302	270	290
	Director fees[4]	-	30	30
	Office & administration fees[5]	85	86	69

M. B. Carsky	Director fees[6]	17	40	52
	Consulting fees[7]	159	-	-

F. Ramos	Consulting fees[8]	210	215	171

1	The Company engaged the consulting services of Platoro Resource Corp., a company controlled by Robert A. Archer, President, Chief Executive Officer and Director of the Company.
2	Cost recoveries received or accrued from Altair, a company of which Robert A. Archer is a Director.
3	The Company engaged the consulting services of Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company.
4	Amounts paid to Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company, for Board of Director retainer fees.
5

The Company paid for office and administrative fees for the use of office space provided by Oceanic Management Limited, a company controlled by Kaare G. Foy, Executive Chairman and Director of the Company.

6	Amounts paid to Embeecee Capital Management Limited, a company controlled by Martin B. Carsky, Director of the Company, for Board of Director retainer fees and special board committee fees.
7	The Company engaged in the consulting services of Embeecee Capital Management, a company controlled by Martin B. Carsky.
8.	The Company engaged in the consulting services of Francisco Ramos Sanchez, Vice President, Business Development of the Company.

As at December 31, 2011, $42 (2010 – $167) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $24 (2010 – $75) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

C.	Interests of Experts and Counsel

1.	KPMG LLP

KPMG LLP was engaged as the Company’s financial auditors and provided the Independent Auditors’ Report contained within this Form.

2.	Scott Wilson Roscoe Postle Associates Inc.

Scott Wilson Roscoe Postle Associates Inc. was engaged to provide the technical report under NI 43-101 on the Guanajuato mine.

3.	Roscoe Postle Associates Inc.

Roscoe Postle Associates Inc. was engaged to provide the technical report under NI 43-101 on the Topia mine.

The experts above do not own directly or indirectly any outstanding common shares of the Company.

ITEM 8	Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”). In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report, under item 18 “Financial Statements”:

  Report of Independent Registered Public Accounting Firm dated March 9, 2012.

  Consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010.

  Consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010.

  Consolidated statements of changes in shareholder’s equity for the years ended December 31, 2011 and 2010.

  Consolidated statements of cash flows for the years ended December 31, 2011 and 2010.

  Notes to consolidated financial statements

Legal Proceedings and Regulatory Actions

During the financial year ended December 31, 2011, the Company was not and is not currently a party to, nor is any of its property the subject of, any legal proceedings for which the outcome is expected by management to have a material adverse affect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2011, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2011.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred in our Company's financial statements since the financial year ended December 31, 2011.

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

On November 14, 2006, our common shares became listed on the TSX.

On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

The annual high and low market prices for our common shares traded on the TSX for the five most recent full fiscal years were as follows:

Year Ended	High	Low
December 31, 2006	$2.79	$0.80
December 31, 2007	$2.53	$1.07
December 31, 2008	$1.72	$0.18
December 31, 2009	$1.25	$0.23
December 31, 2010	$2.90	$0.67
December 31, 2011	$4.90	$1.79

The high and low market prices for our common shares traded on the TSX for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	High	Low
March 31, 2010	$1.14	$0.73
June 30, 2010	$0.96	$0.73
September 30, 2010	$1.04	$0.67
December 31, 2010	$2.90	$0.97
March 31, 2011	$4.90	$1.79
June 30, 2011	$4.25	$2.47
September 30, 2011	$3.92	$2.56
December 31, 2011	$2.97	$1.83

The high and low market prices for our common shares traded on the TSX for each of the most recent six months, from September, 2011 through February, 2012 were as follows:

Month Ended	High	Low
September 30, 2011	$3.53	$2.56
October 31, 2011	$2.94	$2.05
November 30, 2011	$2.97	$2.18
December 31, 2011	$2.41	$1.83
January 31, 2012	$2.80	$2.08
February 29, 2012	$2.91	$2.36

The annual high and low market prices for our common shares traded on NYSE Amex for the past year was as follows:

Year Ended	High	Low
December 31, 2011	$5.04	$1.78

The high and low market prices for our common shares traded on NYSE Amex for each full financial quarter for the most recent full fiscal year were as follows:

Quarter Ended	High	Low
February 8 to March 31, 2011	$5.04	$2.51
June 30, 2011	$4.40	$2.52
September 30, 2011	$4.09	$2.45
December 31, 2011	$2.93	$1.78

The high and low market prices for our common shares traded on NYSE Amex stock exchange for each of the most recent six months, from September, 2011 through February, 2012 were as follows:

Month Ended	High	Low
September 30, 2011	$3.59	$2.45
October 31, 2011	$2.90	$1.99
November 30, 2011	$2.93	$2.07
December 31, 2011	$2.40	$1.78
January 31, 2012	$2.80	$2.05
February 29, 2012	$2.94	$2.35

The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange (TSX) and the NYSE Amex Equities Exchange, trading under the symbols "GPR” and “GPL” effective November 14, 2006 and February 8, 2011 respectively. Our CUSIP number is 39115V 101.

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

On April 12, 2011, we closed an equity offering of 5,750,000 common shares of the Company at a price of $4.20 per common share to raise gross proceeds of $24.15 million. The Company authorized and created 316,250 non-transferable share purchase warrants (the “Underwriters’ Warrants”) to purchase up to 316,250 common shares in the Company. Each Underwriters’ Warrant entitles the holder to purchase one common share of the Company at a price of $4.20 until April 12, 2013.

On July 18, 2011, we announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”). The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete. A royalty of 1.3% is payable from ore produced from the four claims.

On January 1, 2011, the Company entered into an Executive Consulting Services Agreement with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, the President, Chief Executive Officer and a director of the Company, which replaced an earlier Executive Consulting Services Agreement between the parties dated March 22, 2006. Under the agreement, Platoro has agreed to continue to provide to the Company the services of Robert A. Archer as President and Chief Executive Officer, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Platoro a fee, payable monthly, of $1,500 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of the Company (the daily fee in effect since January 1, 2010 under the earlier Executive Consulting Services Agreement was $1,305). Platoro is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee.

  The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro in that year.

  On January 1, 2011, the Company entered into an Executive Consulting Services Agreement with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, the Executive Chairman and a director of the Company, which replaced an earlier Executive Consulting Services Agreement between the parties dated March 22, 2006. Under the agreement Oceanic has agreed to continue to provide to the Company the services of Kaare G. Foy as Executive Chairman, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Oceanic a fee, payable monthly, of $1,300 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of the Company (the daily fee in effect since January 1, 2010 under the earlier Executive Consulting Services Agreement was $1,215). Oceanic is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic in that year. Subsequent to December 31, 2011, on February 6, 2012, the Company entered into an Executive Consulting Services Termination Agreement with Oceanic terminating the services of Mr. Foy in connection with his retirement and resignation as an executive and director. Under the agreement, the Company paid Oceanic $676,000, and agreed to retain Oceanic and pay a monthly consulting fee of $2,500 per month for a period of not less than one year commencing at the end of February 2012.

  On January 1, 2011 the Company entered into an Executive Consulting Services Agreement with Francisco Ramos Sánchez, the Vice President, Business Development of the Company, which replaced an earlier Executive Consulting Services Agreement between the parties dated March 22, 2006. Under the agreement the Company continues the engagement of Mr. Ramos as Vice President, Business Development, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Mr. Ramos a fee, payable monthly, of $895 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of the Company (the daily fee in effect since January 1, 2010 under the earlier Executive Consulting Services Agreement was $850). Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year.

  On August 7, 2007 (amended July 11, 2008), the Company entered into an Employment agreement with Charles P. Brown, the Chief Operating Officer. The Company agreed to pay Mr. Brown a starting salary of $15,000 per month and adjusted to $16,000 per month effective January 1, 2008. Pursuant to the employment agreement, in the event of termination without cause, Mr. Brown is entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Brown ceasing to be the Chief Operating Officer of the Company, then Mr. Brown is entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any.

  On August 23, 2007 (amended July 11, 2008), the Company entered into an Employment Agreement with Raakel Iskanius, the Chief Financial Officer. The Company agreed to pay Ms. Iskanius a starting salary of $11,000 per month and adjusted to $12,500 per month effective January 1, 2008. Pursuant to the employment agreement, in the event of termination without cause, Ms. Iskanius was entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Ms. Iskanius ceasing to be the Chief Financial Officer of the Company, then Ms. Iskanius was entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any. Ms. Iskanius resigned on May 31, 2011 and as such the agreement was terminated.

  On July 11, 2008, the Company entered into an Employment agreement with Robert Brown, the Vice President, Exploration, effective September 1, 2007. The Company agreed to pay Mr. Brown a salary of $12,450 per month. Pursuant to the employment agreement, in the event of termination without cause, Mr. Brown is entitled to 12 months’ salary. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Brown ceasing to be the Vice President, Exploration of the Company, then Mr. Brown is entitled to receive from the Company a payment equal to 12 months’ salary.

  On April 20, 2011, the Company entered into an Executive Consulting Services Agreement, effective June 1, 2011, with Embeecee Capital Management Ltd. (“Embeecee”), a company controlled by Martin B. Carsky, the Executive Vice President and Chief Financial Officer of the Company. Under the agreement Embeecee has agreed to provide to the Company the services of Martin B. Carsky as Executive Vice President and Chief Financial Officer, to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement had a term of 5 years. As compensation for the services provided, the Company has agreed to pay Embeecee a fee, payable monthly, of $1,155 (the “daily fee”) for each day devoted by Mr. Carsky exclusively to the interests of the Company. Embeecee is entitled to a bonus based on the performance of Mr. Carsky. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Carsky in that year. On December 1, 2011, the Executive Consulting Services Agreement with Embeecee was terminated and was replaced by an Employment Agreement between the Company and Martin B. Carsky. The Company agreed to pay Mr. Carsky a starting salary, payable monthly, of $1,288 per day (the “daily fee”). Mr. Carsky is entitled to a bonus based on the performance. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or other fundamental change resulting in Mr. Carsky ceasing to be the Executive Vice President and Chief Financial Officer of the Company, then Mr. Carsky is entitled to receive from the Company a payment equal to 12 months’ salary, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of other compensation, if any.

D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations (there are currently 153 WTO members), a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2012 threshold is CAD$330 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of the Company are exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Considerations

General

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who, at all material times and for all relevant purposes (i) is a resident of the United States, (ii) is not and is not deemed to be a resident of Canada, (iii) deals at arm’s length with and is not affiliated with our company, (iv) holds the common shares of our company as capital property, (v) has never been resident in Canada, and (vi) does not use or hold, and is not deemed to use or hold, our common shares in connection with carrying on a business in Canada, or otherwise in connection with or in respect of a business or permanent establishment in Canada (the latter within the 12 month period preceding the date of sale or other alienation of any common shares). A holder who meets all of the foregoing requirements is referred to in this summary as a “Nonresident Holder”, and this summary only addresses such Non-resident Holders. In addition, this summary does not apply to a “registered non-resident insurer” or an “authorized foreign bank” within the meaning of the Income Tax Act (Canada) (the “ITA”) and the regulations thereunder (the “Regulations”), and does not apply to any other holder of special status or subject to special circumstances (including a Nonresident Holder as defined above).

This summary is based on the current provisions of the ITA, the Regulations, our understanding of the current administrative and assessing policies of the Canada Revenue Agency as of the date hereof, and all specific proposals (the “Tax Proposals”) to amend the ITA and the Regulations publicly announced by the Minister of Finance (Canada) before the date hereof. This summary assumes that the Tax Proposals will be enacted in their form proposed as of the date hereof, although no assurance in this regard can be given. This summary, except for the Tax Proposals, does not take into account or anticipate any changes in law, including retroactive amendments, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-resident Holder.

Dividends

Dividends paid or credited, or deemed paid or credited, to a Non-resident Holder on our common shares (if any) will be subject to Canadian withholding tax under the ITA at the rate of 25% of the gross amount of the dividends unless the holder can substantiate a lower rate of withholding tax under an applicable income tax treaty or convention. The Canada-US Income Tax Convention (1980), as amended, (the “Treaty”) will in general reduce the 25% withholding tax rate under the ITA on such dividends to (i) 15% where the beneficial owner of the dividends is a resident of the United States and otherwise entitled to Treaty benefits, and (ii) 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of our voting shares and is otherwise entitled to Treaty benefits. Certain look-through rules, not reviewed in this summary, will apply for Non-resident Holders that are considered fiscally transparent entities under United States law, in determining whether the beneficial owner is resident in the United States and whether the 10% threshold is met. Not all persons who are residents of the United States will qualify for the benefits under the Treaty. A Non-resident Holder is advised to consult his own tax advisors in this regard.

Dispositions

A Non-resident Holder of our common shares will generally not be subject to tax under the ITA in respect of a capital gain realized on the disposition or deemed disposition thereof, unless the common shares represent “taxable Canadian property” to the Non-resident Holder and the Non-resident Holder is not entitled to relief under the Treaty.

Provided that our common shares are listed on a designated stock exchange as defined under the ITA (which currently includes the TSX) at the time of disposition, the common shares will generally not constitute “taxable Canadian property” to the Non-resident Holder unless, at any particular time during the 60-month period that ends at that time: (i) 25% or more of the issued shares of any class of the capital stock of our company were owned by or belonged to the Non-Resident Holder and/or persons with whom the Non-Resident Holder did not deal at arm’s length AND (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties or timber resource properties as defined for purposes of the ITA, or options or interests in respect of any of the foregoing. Our common shares may also be “taxable Canadian property” to a Non-Resident Holder if acquired pursuant to certain tax-deferred transactions.

Where a Non-resident Holder realizes a capital gain on a disposition or deemed disposition of common shares that do constitute “taxable Canadian property”, the Treaty in general terms can relieve the Nonresident Holder from liability for Canadian income tax on such capital gain unless (i) the value of the common shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, or (ii) the Non-Resident Holder is not eligible for benefits under the Treaty for other reasons. Non-resident Holders who may hold our shares as “taxable Canadian property” should consult with their own tax advisors in this regard, and with respect to the related Canadian compliance requirements under the ITA.

Certain United States Federal Income Taxation Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our acquired pursuant to this Form 20-F.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the common shares are met. The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” below.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company does not believe that it was a PFIC for its tax year ended December 31, 2011. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

As at the date of this annual report, the Company has five wholly-owned subsidiaries: (i) Minera Mexicana el Rosario, S.A. de C.V.; (ii) Metalicos de Durango, S.A. de C.V.; (iii) Minera de Villa Seca, S.A. de C.V., (iv) New Age Investments Inc. and (v) Great Panther Silver Perú S.A.C.

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

Comparative foreign exchange rates as at December 31 are as follows:
	December 31, 2011	December 31, 2010

MXN Peso per CDN Dollar	$13.7212	$12.4100
US Dollar per CDN Dollar	$0.9833	$1.0054

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2011, the Company held approximately $35.8 million (2010 - $13.0 million) in high interest savings accounts and guaranteed investment certificates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2011, market prices were US$27.80/oz (2010 –US$30.63/oz) for silver, US$1,564.45/oz (2010 - US$1,410/oz) for gold, US$1,979.75/tonne (2010 -US$2,586/tonne) for lead, and US$1,827.50/tonne (2010 – US$2,432/tonne) for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company held derivative financial instruments to mitigate certain fluctuations in lead and zinc prices.

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period:

  A change of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2011.

  Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the US Dollar, from the December 31, 2011 CDN Dollar to US Dollar exchange rate of 0.9833.

  Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the Mexican Peso, from the December 31, 2011 CDN Dollar to Mexican Peso exchange rate of 13.7212.

  A change of +10%/-10% from the prevailing commodity prices of US$27.80/oz for silver, US$1,564.45/oz for gold, US$1,979.75/tonne for lead, and US$1,827.50/tonne for zinc as of December 31, 2011.

If these movements were to occur, the impact on the consolidated net income for each category of financial instrument held at December 31, 2011 and December 31, 2010 are as follows (in thousands of Canadian dollars):

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CDN dollars	$27,685	$(277)	$277	$-	$-	$-	$-
US dollars	4,270	(43)	43	474	(388)	-	-
Mexican Pesos	7,482	(75)	75	688	(563)	-	-

Accounts receivable
US dollars	8,116	-	-	902	(738)	(812)	812

Inter-company loans receivable
CDN dollars	50,796	-	-	5,644	(4,618)	-	-

Financial liabilities

Trade and other payables
US dollars	1,846	-	-	(205)	168	-	-

Inter-company loans payable
US dollars	4,735	-	-	(508)	445	-	-

Capital lease obligation
US dollars	130	-	-	(15)	12	-	-
Total increase (decrease)		$(395)	$395	$6,980	$(5,682)	$(812)	$812

ITEM 12	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. The attestation report is included with the consolidated financial statements in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. The Company advises that it has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

The members of our audit committee included R.W. (Bob) Garnett (Chairman), John T. Kopcheff and Kenneth W. Major. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Our board of directors has determined that the Chairman of the Company's Audit Committee, Mr. R.W. (Bob) Garnett, CA, ICD.D, qualifies as an "audit committee financial expert" as that term is defined in Item 16A(b) of Form 20-F.

More information regarding Mr. Garnett’s experience can be found in Item 6 A. Directors, Officers and Senior Management.

Mr. Garnett qualifies as "independent" as the term is used in Section 803 of the NYSE Amex Company Guide.

Relevant Education and Experience

Disclosure regarding education and experience of the Audit Committee can be found in Item 6 A. Directors, Officers and Senior Management. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

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

Code of Ethics

Effective June 30, 2005 the Company's Board of Directors adopted a Code of Ethic and Business Conduct (the “Code”) that applies to, among other persons, the Company’s Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller.

The Code was amended and updated on September 16, 2008, to describe the process to be taken if a manager or supervisor directs another employee to disregard Company policy or internal controls and designates the Business Ethics Officer as the main contact for reports of violations of the Code.

The Code was amended and updated on September 24, 2010 for minor changes.

The Code is available on our website at http://www.greatpanther.com.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed KPMG LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2011. At the date of this report, the aggregate fees billed by KPMG LLP, Chartered Accountants, for professional services rendered for the audit of our 2011 annual financial statements included in this annual report for the year ended December 31, 2011 are $257,600, of which $225,000 relates to the audit of the 2011 annual financial statements and $32,600 relates to a review of the IFRS conversion. In addition, the Company estimates that additional amounts of $45,000 and $17,400 will be billed by KPMG relating to the audit of the 2011 annual financial statements and review of the IFRS transition respectively. An additional $35,000 has been billed relating to the review of our financial statements for the quarter ended September 30, 2011. For the year ended December 31, 2010, the audit fees were $291,000, of which $260,000 related to the audit of the 2010 annual financial statements and $31,000 related to a review of interim periods in connection with the short form prospectus.

Audit Related Fees

The aggregate fees billed for professional services by KPMG LLP, Chartered Accountants, that are reasonably related to the performance of the audit or review of our financial statements and which are not reported under the caption "Audit Fees" above, were $5,400 for the year ended December 31, 2011 and $6,500 for the year ended December 31, 2010.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP, Chartered Accountants, were $nil for the year ended December 31, 2011, compared to $7,500 for the year ended December 31, 2010.

All Other Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, were $nil for the year ended December 31, 2011 and $nil for the year ended December 31, 2010.

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

ITEM 16D	Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E	Purchases of Equity Securities of the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G	Corporate Governance

The Company’s common shares are listed for trading on the NYSE Amex Equities Exchange. Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE Amex listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

The Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex listing standards in the following manner:

Board Meetings

Section 802 (c) of the Amex Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE Amex Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company will seek a waiver from NYSE Amex’s section 713 requirements should a dilutive private placement financing trigger the NYSE Amex shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

Quorum Requirements

Section 123 of the NYSE Amex Company Guide recommends that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders.

The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders.

PART III

ITEM 17	Financial Statements

Not applicable.

ITEM 18	Financial Statements

Financial Statements Filed as Part of the Annual Report:

  Report of Independent Registered Public Accounting Firm dated March 9, 2012.

  Consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010.

  Consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010.

  Consolidated statements of changes in shareholder’s equity for the years ended December 31, 2011 and 2010.

  Consolidated statements of cash flows for the years ended December 31, 2011 and 2010.

  Notes to consolidated financial statements

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

4.13

Option Termination and Debt Settlement Agreement with Altair on the San Antonio property dated February 1, 2010 (incorporated by reference from our Registration Statement on Form 20-F, filed on March 24, 2010).

4.14*	Acquisition Agreement dated July 12, 2011 between our Company and Compañia Minera Blanca Alicia, S.A. de C.V.

8.	Subsidiaries

8.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

8.3	Metalicos de Durango, S.A. de C.V.

8.4	Minera de Villa Seca, S.A. de C.V.

8.5	Great Panther Silver Perú S.A.C.

11.	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007, September 2008 and September 2010).

12.	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Martin B. Carsky.

13.	906 Certification

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.

13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Martin B. Carsky.

15.	Additional Exhibits

15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

15.3	Map of Topia Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

15.4	Map of Guanajuato Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

15.5	Map of Mapimi Property (incorporated by reference from our Registration Statement on Form 20- F/A, filed on February 6, 2009).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREAT PANTHER SILVER LIMITED
(Registrant)

/s/ Robert A. Archer
Robert A. Archer
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Martin B. Carsky
Martin B. Carsky
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: March 14, 2012

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
 DECEMBER 31, 2011 and 2010

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

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

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

"Robert A. Archer"	"Martin B. Carsky"
Chief Executive Officer	Chief Financial Officer

March 9, 2012	March 9, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders & Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Limited's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2012 expressed an unmodified opinion on the effectiveness of Great Panther Silver’s internal control over financial reporting.

Chartered Accountants

March 9, 2012
Vancouver, Canada

2

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Great Panther Silver Limited

We have audited Great Panther Silver Limited’s ("the Company") internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

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
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

March 9, 2012
Vancouver, Canada

2

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2011 and 2010

	December 31,	December 31,	January 1,
	2011	2010	2010
		(note 22)	(note 22)
Assets

Current assets:
Cash and cash equivalents	$39,437	$13,967	$13,312
Restricted cash (note 15)	-	151	-
Marketable securities	80	200	23
Trade and other receivables (note 4)	14,076	9,635	5,539
Income taxes recoverable	374	239	342
Inventories (note 5)	4,591	2,615	1,438
Prepaid expenses, deposits and advances	1,732	1,240	1,585
	60,290	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment (note 6)	41,946	27,130	19,212
Intangible assets (note 7)	708	274	102
	42,654	27,404	19,314
	$102,944	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 8)	$6,350	$4,758	$2,631
Finance lease obligations	130	369	801
Promissory notes (note 9a)	-	373	122
Convertible loan notes (note 9b)	-	3,716	-
Current tax liability (note 18)	-	19	27
	6,480	9,235	3,581
Non-current liabilities:
Finance lease obligations	-	128	63
Promissory notes (note 9a)	-	77	118
Convertible loan notes (note 9b)	-	-	3,103
Reclamation and remediation provision (note 10)	2,154	1,955	2,086
Deferred tax liability (note 18)	1,824	-	2,162
	3,978	2,160	7,532
Shareholders’ equity:
Share capital (note 11)	121,536	83,470	75,910
Reserves	6,465	7,607	12,211
Deficit	(35,515)	(47,021)	(57,681)
	92,486	44,056	30,440
	$102,944	$55,451	$41,553

Nature of operations (note 1).
Commitments and contingencies (note 20).
See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2011 and 2010

	2011	2010
		(note 22)

Revenue	$57,818	$42,206
Cost of sales:
Production costs	25,475	21,161
Amortization and depletion	4,465	4,117
Share-based payments	962	481
	30,902	25,759

Gross profit	26,916	16,447

General and administrative expenses (note 12)	9,106	6,369

Finance and other income (expense):
Interest income	435	115
Finance costs (note 13)	(324)	(1,154)
Foreign exchange loss (note 17)	(4,572)	(299)
Other income (expense)	142	(163)
	(4,319)	(1,501)

Income before income taxes	13,491	8,577

Income tax recovery (expense) (note 18):
Current	(108)	(113)
Deferred	(1,877)	2,196
	(1,985)	2,083
Net income for the year	$11,506	$10,660

Other comprehensive loss
Foreign currency translation	(352)	(3,796)
Change in fair value of available-for-sale financial assets	(103)	(10)
	(455)	(3,806)
Total comprehensive income for the year	$11,051	$6,854

Earnings per share
Basic	$0.09	$0.09
Diluted	$0.08	$0.09

Weighted average number of common shares (note 11f)
Basic	131,072,380	114,422,226
Diluted	135,401,113	118,932,620

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2011 and 2010

	Share Capital			Reserves
	Number			Share
	of			option	Foreign					Total
	shares			and	currency	Convertible	Fair			shareholders’
	(000’s	)	Amount	warrants	translation	loan notes	value	Total	Deficit	equity
Balance at January 1, 2010	111,240		$75,910	$10,268	$-	$1,966	$(23)	$12,211	$(57,681)	$30,440
Warrants exercised (note 11e)	4,155		4,721	(190)	-	-	-	(190)	-	4,531
Share options exercised (note 11d)	4,519		2,871	(1,477)	-	-	-	(1,477)	-	1,394
Share issuance cost	-		(32)	-	-	-	-	-	-	(32)
Share-based payments	-		-	869	-	-	-	869	-	869
Comprehensive income	-		-	-	(3,796)	-	(10)	(3,806)	10,660	6,854
Balance at December 31, 2010	119,914		$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056

Balance at January 1, 2011	119,914		$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised (note 11e)	6,856		6,409	(239)	-	-	-	(239)	-	6,170
Share options exercised (note 11d)	3,089		3,670	(1,362)	-	-	-	(1,362)	-	2,308
Extinguishment of convertible loan notes (note 9b)	1,800		5,859	-	-	(1,966)	-	(1,966)	-	3,893
Short form prospectus financing (note 11c)	5,750		22,128	384	-	-	-	384	-	22,512
Share-based payments	-		-	2,496	-	-	-	2,496	-	2,496
Comprehensive income	-		-	-	(352)	-	(103)	(455)	11,506	11,051
Balance at December 31, 2011	137,409		$121,536	$10,749	$(4,148)	$-	$(136)	$6,465	$(35,515)	$92,486

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2011 and 2010

	2011	2010
		(note 22)
Cash flows from operating activities
Net income for the year	$11,506	$10,660

Items not involving cash:
Amortization and depletion expense	4,561	4,169
Unrealized foreign exchange (gains) losses (note 17)	3,849	8
Deferred income taxes	1,877	(2,196)
Accretion on reclamation and remediation provision (note 10)	47	41
Share-based payments (note 12)	2,210	869
Interest accretion on convertible loan notes (note 13)	239	939
Loss (gain) on disposal of mineral properties, plant and equipment	(112)	138
Shares received for mineral property and capital expenditures	-	(23)
	24,177	14,605

Changes in non-cash working capital:
Trade and other receivables	(4,441)	(4,263)
Income taxes recoverable	(135)	103
Inventories	(1,821)	(905)
Prepaid expenses, deposits and advances	(599)	339
Trade and other payables	1,937	1,382
Current tax liability	(19)	(8)
Net cash from operating activities	19,099	11,253

Cash flows from investing activities:
Intangible assets	(627)	(224)
Mineral properties, plant and equipment	(23,459)	(14,899)
Proceeds from disposal of capital assets	149	37
Restricted cash	151	(151)
Net cash used in investing activities	(23,786)	(15,237)

Cash flows from financing activities:
Repayment of capital lease obligations	(367)	(938)
Repayment of promissory notes (note 9a)	(450)	(292)
Repayment of convertible loan notes (note 9b)	(62)	-
Proceeds from exercise of options (note 11d)	2,309	2,871
Proceeds from exercise of warrants (note 11e)	6,170	3,054
Issuance of shares for cash, net of issue costs	22,512	(32)
Net cash from financing activities	30,112	4,663

Effect of foreign currency translation on cash	45	(24)

Increase in cash and cash equivalents	$25,470	$655
Cash and cash equivalents, beginning of year	13,967	13,312
Cash and cash equivalents, end of year	$39,437	$13,967

Supplemental cash flow information

	2011	2010
Interest received	$378	$116
Interest paid	$171	$436
Income taxes paid	$267	$112

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.” The address of the Company’s registered office is Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. In addition, the Company has a development stage property, San Ignacio, for which the Company has published a NI43-101 compliant resource estimate. The Company’s other mineral property interests, Santa Rosa, is in the exploration stage and it has not yet been determined as to whether this property contains ore reserves that are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards 1, Presentation of financial statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), has been applied. Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

Reconciliations between the Company’s previously reported statement of financial position, statement of comprehensive income (loss), and statement of cash flow under GAAP and those reported under IFRS are presented in note 22.

These consolidated financial statements were approved by the Board of directors on March 8, 2012.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., Great Panther Silver Peru S.A.C., and New Age Investments Inc. All inter-company balances and transactions are eliminated on consolidation.

(c)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

(d)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of the Company’s Mexican subsidiaries is the Mexican Peso and these subsidiaries have been translated to the Canadian dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"). These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the exchange rate at the dates of the transactions. All resulting exchange differences are reported as a separate component of shareholders’ equity as foreign currency translation reserve.

Prior to January 1, 2010, the functional currency of the Company’s Mexican subsidiaries was the Canadian dollar. Therefore, no amounts were recorded in the foreign currency translation reserve prior to January 1, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

2.	Basis of presentation - continued

	(e)	Translation of foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in income.

	(f)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS:

	(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase.

	(b)	Inventories

Inventories consist of:

•

Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include production costs, amortization and depletion, and share-based payments directly attributable to the inventory production process.

•

Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

•	Silver bullion, to be minted and sold as coins and bars, is recorded at lower of cost and net realizable value.

(c)	Exploration and evaluation expenditures

The fair value at acquisition date of property or exploration rights acquired either through a business combination or asset acquisition is capitalized.

Exploration expenditures incurred on grassroots projects and on new mineral properties are expensed as incurred as mineral property exploration expenditures in the statement of comprehensive income. Examples of exploration expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. Such expenditures will continue to be expensed until a mineral resource is identified of such quantity and grade or quality that it has reasonable prospects for economic extraction.

Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in mineral properties on the statement of financial position. Such expenditures will continue to be capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development of the property.

Capitalized acquisition and evaluation expenditures are classified as intangible assets within mineral properties, plant and equipment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

	(d)	Mineral properties, plant and equipment

When the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development, costs incurred to develop such property are capitalized as mine development costs.

Capitalized mine development costs incurred on mineral properties where there is no commercial production are not depreciated.

Once commercial production has commenced, mine development costs, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

On December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Effective December 31, 2011, the Company extended the mine life of each of its Guanajuato and Topia mines one additional year to revise the lives to 5 and 10 years respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine lives are recognized prospectively. As a result, the expected useful lives of these assets has increased. The effect of these changes on depreciation expense, recognized in cost of sales, in current and future periods are as follows:

Effect of December 31, 2010 change in mine life
	2011	2012	2013	2014	2015	Later
(Decrease) increase in amortization and depletion	$(1,838)	$(1,838)	$(1,838)	$2,422	$2,422	$670

Effect of December 31, 2011 change in mine life
	2012	2013	2014	2015	2016	Later
(Decrease) increase in amortization and depletion	$(1,433)	$(1,433)	$(1,433)	$(1,433)	$4,968	$764

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Equipment held at the Company’s head office are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

(e)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(f)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in general and administrative in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for the computer software is 3 years.

(g)	Impairment of non-financial assets

The Company’s mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(h)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

(i)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(j)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects. Reserves and mineral resources are used in assessing life of mine for the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios, determination of exploration and evaluation assets, and for forecasting the timing of payment of rehabilitation costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves and resources being adjusted.

(k)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability in the period in which it incurs a legal or constructive obligation associated with the retirement of tangible mineral property, plant and equipment assets that results from the acquisition, construction, development, or normal use of the asset, if a reasonable estimate of the obligation can be made. The liability is measured initially by discounting such costs to the net present value using pre-tax rates and risk assumptions specific to the liability and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as a finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The reclamation and remediation provision cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

	(l)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade and other receivables, trade and other payables, including derivatives, promissory notes and convertible loan notes. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss. In the case of cash flow hedge transactions, that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes. The Company has elected not to apply hedge accounting to these instruments.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables, promissory notes, and convertible loan notes are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

3.	Significant accounting policies - continued

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(m)	Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

(o)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

4.	Trade and other receivables

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade accounts receivable	$11,180	$5,151	$3,472
Value added tax receivable	2,902	4,399	2,024
Other	214	317	251
	14,296	9,867	5,747
Allowance for doubtful amounts	(220)	(232)	(208)
	$14,076	$9,635	$5,539

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

5.	Inventories

	December 31,	December 31,	January 1,
	2011	2010	2010
Concentrate	$2,748	$831	$410
Ore stockpile	115	370	80
Materials and supplies	1,503	993	681
Silver bullion	225	421	267
	$4,591	$2,615	$1,438

The amount of inventory recognized as an expense for the years ended December 31, 2011 and December 31, 2010 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 31, 2011 was $45 (2010 - $nil) relating to silver bullion and $20 (2010 - $nil) relating to materials and supplies, which were recognized as expenses in the period the write-downs or losses occurred.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment

At December 31, 2011, the Company has mineral properties, plant and equipment assets of $41.9 million compared to $27.1 million at December 31, 2010. The company invested primarily in mine development, evaluation of mineral resources and purchase of capital assets at its Guanajuato and Topia mines. Given the geographic proximity of the San Ignacio and Santa Rosa properties to Guanajuato, management included acquisition and evaluation of the properties together with Guanajuato. At December 31, 2011, the Company had mineral property expenditures totalling $2,761 (2010 - $277) for San Ignacio and $1,459 (2010 - $nil) for Santa Rosa with $nil accumulated depreciation for each.

The major components of the Company's mineral properties, plant and equipment for Guanajuato and Topia mines and head office are as follows:

Guanajuato mine
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$4,418	$7,954	$1,771	$2,845	$569	$-	$17,557
Additions	5,784	4,509	506	-	-	-	10,799
Change in rehabilitation provision	-	-	-	-	(196)	-	(196)
Disposals	(69)	(173)	-	-	-	-	(242)
Foreign exchange	(1,034)	(1,503)	(427)	(645)	(66)	-	(3,675)
December 31, 2010	9,099	10,787	1,850	2,200	307	-	24,243
Additions	11,086	7,495	330	-	-	-	18,911
Change in rehabilitation provision	-	-	-	-	148	-	148
Disposals	-	(161)	-	-	-	-	(161)
Foreign exchange	(1,678)	(1,438)	(208)	(210)	(28)	-	(3,562)
December 31, 2011	$18,507	$16,683	$1,972	$1,990	$427	$-	$39,579

Accumulated depreciation
January 1, 2010	$2,625	$3,903	$1,051	$-	$320	$-	$7,899
Depreciation	1,198	1,715	259	-	31	-	3,203
Disposals	-	(135)	-	-	-	-	(135)
Foreign exchange	(568)	(825)	(237)	-	(72)	-	(1,702)
December 31, 2010	3,255	4,658	1,073	-	279	-	9,265
Depreciation	1,671	1,627	183	-	31	-	3,512
Disposals	-	(126)	-	-	-	-	(126)
Foreign exchange	(365)	(536)	(118)	-	(65)	-	(1,084)
December 31, 2011	$4,561	$5,623	$1,138	$-	$245	$-	$11,567

Net book value
January 1, 2010	$1,793	$4,051	$720	$2,845	$249	$-	$9,658
December 31, 2010	$5,844	$6,129	$777	$2,200	$28	$-	$14,978
December 31, 2011	$13,946	$11,060	$834	$1,990	$182	$-	$28,012

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment - continued

Topia mine
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$9,163	$5,989	$402	$34	$232	$-	$15,820
Additions	2,392	2,798	10	3	-	-	5,203
Change in rehabilitation provision	-	-	-	-	266	-	266
Foreign exchange	(1,598)	(1,155)	(96)	(23)	(30)	-	(2,902)
December 31, 2010	9,957	7,632	316	14	468	-	18,387
Additions	1,619	1,902	907	-		-	4,428
Change in rehabilitation provision	-	-	-	-	242	-	242
Foreign exchange	(1,152)	(915)	(57)	(2)	(48)	-	(2,174)
December 31, 2011	$10,424	$8,619	$1,166	$12	$662	$-	$20,883

Accumulated depreciation
January 1, 2010	$2,923	$3,030	$217	$-	$187	$-	$6,357
Depreciation	727	465	17	-	3	-	1,212
Foreign exchange	(510)	(652)	(49)	-	(42)	-	(1,253)
As at December 31, 2010	3,140	2,843	185	-	148	-	6,316
Depreciation	674	578	18	-	34	-	1,304
Foreign exchange	(237)	(305)	(19)	-	(17)	-	(578)
December 31, 2011	$3,577	$3,116	$184	$-	$165	$-	$7,042

Net book value
January 1, 2010	$6,240	$2,959	$185	$34	$45	$-	$9,463
December 31, 2010	$6,817	$4,789	$131	$14	$320	$-	$12,071
December 31, 2011	$6,847	$5,503	$982	$12	$497	$-	$13,841

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

6.	Mineral properties, plant and equipment - continued

Head office
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Cost
January 1, 2010	$-	$-	$-	$-	$-	$341	$341
Additions	-	-	-	-	-	19	19
Disposals	-	-	-	-	-	(2)	(2)
December 31, 2010	-	-	-	-	-	358	358
Additions	-	-	-	-	-	61	61
Disposals	-	-	-	-	-	(7)	(7)
December 31, 2011	$-	$-	$-	$-	$-	$412	$412

Accumulated depreciation
January 1, 2010	$-	$-	$-	$-	$-	$250	$250
Depreciation	-	-	-	-	-	29	29
Disposals	-	-	-	-	-	(2)	(2)
December 31, 2010	-	-	-	-	-	277	277
Depreciation	-	-	-	-	-	47	47
Disposals	-	-	-	-	-	(5)	(5)
December 31, 2011	$-	$-	$-	$-	$-	$319	$319

Net book value
January 1, 2010	$-	$-	$-	$-	$-	$91	$91
December 31, 2010	$-	$-	$-	$-	$-	$81	$81
December 31, 2011	$-	$-	$-	$-	$-	$93	$93

Consolidated
					Mine	Leasehold
			Buildings		reclamation	improvements
	Mineral	Plant and	and mobile		and	and other
	properties	equipment	equipment	Land	remediation	equipment	Total
Net book value
January 1, 2010	$8,033	$7,010	$905	$2,879	$294	$91	$19,212
December 31, 2010	$12,661	$10,918	$908	$2,214	$348	$81	$27,130
December 31, 2011	$20,793	$16,563	$1,816	$2,002	$679	$93	$41,946

Guanajuato mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,459, and is included in Guanajuato’s mineral properties. The Company added $2,484 (2010 - $277) to Guanajuato’s mineral properties relating to San Ignacio in 2011, resulting in total costs of $2,761.

Topia mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

7.	Intangible assets

	2011	2010
Cost
Balance, January 1	$383	$176
Additions	627	224
Foreign exchange	(69)	(17)
Balance, December 31	$941	$383

Accumulated depreciation
Balance, January 1	$109	$74
Depreciation	135	44
Foreign exchange	(11)	(9)
Balance, December 31	233	109
Net book value, December 31	$708	$274

8.	Trade and other payables

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to mining and exploration activities. The usual credit period taken for trade purchases is between 0 to 30 days.

The following is an aged analysis of the trade and other payables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Less than 1 month	$4,663	$3,459	$1,523
1 to 3 months	323	-	-
3 to 6 months	1,312	-	-
Over 6 months	52	1,299	1,108
	$6,350	$4,758	$2,631

Included in trade and other payables are amounts due to related parties which are disclosed in note 19.

9.	Long-term debt

(a)	Promissory notes:

During the year ended December 31, 2010, the Company purchased equipment financed by two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bore interest at 6% per annum, compounded and calculated semi-annually and were secured by the equipment. On April 29, 2011, the Company extinguished its promissory notes relating to equipment purchase and the remaining accrued interest was paid in cash. The total interest paid on the promissory notes for the year ended December 31, 2011 was $8 (2010 - $29).

(b)	Convertible loan notes:

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the fair value of the liability component of the convertible note was $2,084. The liability component was valued using a company specific interest rate assuming no conversion feature existed.

The debt component was accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible loan notes reserves as a separate component of shareholders’ equity.

On March 8, 2011, the note holders exercised their option to convert the two convertible notes into equity. In accordance with the financing agreement, the Company issued 1,800,000 fully paid common shares at the conversion price of $2.25 per common share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

10.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information. The timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates which will depend upon future metal prices and are inherently uncertain. A reconciliation of the reclamation and remediation provision is as follows:

	December 31,	December 31,
	2011	2010
Balance, beginning of year	$1,955	$2,086
Revision in estimates	152	(172)
Accretion expense	47	41
Balance, end of year	$2,154	$1,955

The reclamation and remediation provision is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,039 (2010 – US$2,039).

•

The increase in mine life (note 3d) at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets. The decrease was offset by decreases in the interest rate used to discount the cash flows and the weakening of the Canadian dollar against the US dollar during the year ended December 31, 2011. The resulting effect is a revision in estimate of the reclamation and remediation provision for the Guanajuato and Topia mines, increasing by $43 and $109, respectively.

•

The expected timing of payments totaling US$2,039 is estimated as follows: US$756 in 2017, US$125 in 2018, US$125 in 2019, US$783 in 2022, US$125 in 2023 and US$125 in 2024. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

•	A risk-free rate of 1.89% for Topia and 0.83% for Guanajuato (2010 – 3.3% and 1.02% respectively) has been used to discount the cash flows.

11.	Share capital

	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued and fully paid:

Common shares: 137,408,912 (2010 – 119,913,766)

Preferred shares: nil (2010 – nil)

	(c)	Financing

On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for $22,512 in proceeds, net of issuance costs of $1,638, including $384 in warrants issued to the underwriters (note 11e). 5,750,000 common shares were issued at a price of $4.20 per share.

	(d)	Share options:

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

The continuity of share options for the year ended December 31, 2011 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	-	(1,183,000)	805,000
$ 0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	-	(650,000)	315,000
$ 0.90	February 29, 2012	90,000	-	-	-	(90,000)	-
$ 0.90	December 2, 2014	337,500	-	-	-	(175,500)	162,000
$ 0.90	July 11, 2015	245,000	-	-	-	(127,000)	118,000
$ 1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	-	(325,000)	90,000
$ 2.40	December 5, 2016	-	2,705,000	-	-	-	2,705,000
		4,630,500	2,705,000		-	(3,089,000)	4,246,500
Weighted average exercise price		$ 0.73	$ 2.40	-	-	$ 0.75	$ 1.78

As at December 31, 2011, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2011 is 4.08 years.

The continuity of share options for the year ended December 31, 2010 is as follows:

		Balance					Balance
Exercise		January 1,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2010
$ 0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
$ 0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
$ 0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
$ 0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
$ 0.45	February 29, 2012	160,000	-	-	-	-	160,000
$ 0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
$ 0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
$ 0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
$ 0.90	February 29, 2012	90,000	-	-	-	-	90,000
$ 0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
$ 0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
$ 1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
$ 1.90	November 21, 2015	-	415,000	-	-	-	415,000
		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500
Weighted average exercise price		$ 0.59	$ 1.24	$ 0.93	-	$ 0.64	$ 0.73

As at December 31, 2010, all share options were fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 was 3.25 years.

During the year ended December 31, 2011, the Company recorded compensation expense for the fair value of share options of $2,496 (2010 - $869) for share options that were granted during the period. The weighted average fair value of options granted during 2011 was $0.92 (2010 - $0.61) .

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2011	2010
Risk-free interest rate	0.88%	1.6%
Expected life	1.94 years	2.1 years
Annualized volatility	79%	108.3%
Dividend rate	-	-

(e)	Warrants:

The continuity of warrants for the year ended December 31, 2011 is as follows:

			Balance,				Balance,
	Exercise		December 31,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$0.90	November 17, 2011	6,315,650	-	(6,307,150)	(8,500)	-
Agent warrants	$0.90	November 17, 2011	548,996	-	(548,996)	-	-
Underwriters’ warrants	$4.20	April 12, 2013	-	316,250	-	-	316,250
			6,864,646	316,250	(6,856,146)	(8,500)	316,250
Weighted average exercise price			$0.90	$4.20	$0.90	$0.90	$4.20

(1) Short Form Prospectus Offering, “SFPO”

The Underwriters’ warrants associated with the bought deal financing (note 11c) were valued at $384 using the Black Scholes model. The assumptions used for the valuation of the Underwriters’ warrants were a risk-free interest rate of 1.85%, volatility of 76.7%, dividends paid of nil, exercise price of $4.20 per share, and an expected life of the warrants of 1.24 years. The weighted average fair value of warrants issued during 2011 was $1.21 (2010 – nil).

The continuity of warrants for the year ended December 31, 2010 was as follows:

			Balance,				Balance,
	Exercise		January 1,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2010
Series “L”
Warrants	$0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
Finder’s	$0.35	January 22, 2010	70,756	-	(70,756)	-	-
Warrants
SFPO Warrants	$0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Agent Warrants	$0.90	November 17, 2011	963,150	-	(414,154)		548,996
			11,020,156	-	(4,155,510)	-	6,864,646
Weighted average exercise price			$0.80	-	$0.64	-	$0.90

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

11.	Share capital - continued

	(f)	Earnings per share and diluted earnings per share:

Earnings per share and diluted earnings per share are calculated based on the following weighted average number of shares outstanding:

	2011	2010
Shares outstanding at January 1	119,913,766	111,239,631
Effect of share options exercised	2,292,166	1,632,168
Effect of warrants exercised	3,253,708	1,550,427
Effect of extinguishment of convertible notes	1,469,589	-
Effect of short form prospectus offering	4,143,151	-
Basic weighted average number of shares outstanding	131,072,380	114,422,226
Effect of dilutive share options	1,811,979	2,836,319
Effect of dilutive warrants	2,516,754	1,674,075
Diluted weighted average number of shares outstanding	135,401,113	118,932,620

For the year ended December 31, 2011 there were 90,610 (2010 – 35,609) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented.

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

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	General and administrative expenses

	2011	2010
Administrative expenses	$7,761	$5,929
Amortization and depreciation	97	52
Share-based payments	1,248	388
	$9,106	$6,369

13.	Finance costs

	2011	2010
Interest accretion on convertible loan notes	$239	$939
Interest expense	-	92
Lease interest	38	82
Accretion on reclamation and remediation provision	47	41
	$324	$1,154

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

14.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2011, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2011, the Company is not subject to externally imposed capital requirements.

15.	Derivative financial instruments

On July 22, 2010, the Company entered into a zinc put and call option contract (the “2010 Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the 2010 Zinc Contract, the Company received the prevailing market zinc price while within the price range. Outside of the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price, respectively. The 2010 Zinc Contract was settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company received the prevailing market lead price while within the price range. Outside the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2011, the cash collateral from the Lead Contract is $nil (2010 - $101) and the liability under the Lead Contract is $nil (2010 - $23).

On August 30, 2011 the Company entered into a zinc put and call option contract (the “2011 Zinc Contract”) for 50 metric tonnes with a contract period from August 2011 to November 2011. The floor and cap price per metric tonne were US$2,000 and US$2,525 respectively. Under the terms of the 2011 Zinc Contract, the Company was entitled to receive prevailing market zinc prices while within the floor and cap range. Outside of the price range, the Company was entitled to receive a minimum of the floor price or a maximum of the cap price if the market price was below the floor price and above the cap price, respectively. The 2011 Zinc Contract was closed in October 2011 as the counter-party became insolvent.

The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in profit or loss in the period in which they arise. During the year ended December 31, 2011, the Company recorded a mark-to-market gain of $24 (2010 – $148 loss).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

16.	Fair value of financial instruments

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2011. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2011.

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

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at December 31, 2011 and 2010:

Financial Assets:

Financial assets at fair value as at December 31, 2011

	Level 1	Level 2	Level 3	Total
Marketable securities	80	-	-	80

Financial assets at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Marketable securities	200	-	-	200

Financial Liabilities:

There were no financial liabilities at fair value as at December 31, 2011.

Financial liabilities at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Derivative instrument liability	$-	$53	$-	$53

During the year ended December 31, 2011, a mark-to-market loss of $103 (2010 – $10 loss) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals during the year. At December 31, 2011, receivables of $220 (2010 - $232) were impaired and provided for.

17.	Financial risk exposure and risk management

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with highly rated Canadian and Mexican financial institutions. Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

	(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Trade and other receivables primarily consist of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2011, the trade accounts receivable balance totalled $11,180 (2010 - $5,151), 67% of which has been collected as at February 23, 2012. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period of sales is 4 months. The Company has the right to request up to a 90% advance on payment, payable 1 month subsequent to sale. The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

The aging of trade accounts receivables at each reporting date are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Less than 30 days	$7,583	$4,097	$2,541
Within 31 to 60 days	596	654	776
Within 61 to 90 days	190	400	155
More than 90 days	2,811	-	-
	$11,180	$5,151	$3,472

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2011, cash flows provided by operations, receipt of trade and VAT receivables, proceeds from the issuance of shares, and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The Company’s financial liabilities consist of trade and other payables and capital lease obligations, and are due within one year.

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

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

The Company’s exploration, development and operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican Pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican Peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31 are as follows:

	December 31,	December 31,
	2011	2010
MXN Peso per CDN Dollar	$13.7212	$12.4100
US Dollar per CDN Dollar	$0.9833	$1.0054

The Company has significant inter-company loans receivable from and loans payable to one of its Mexican subsidiaries, denominated in Canadian and US dollars. Since the loans receivable have fixed repayment dates and are expected to be repaid to the parent Company, they are not considered to be permanently invested in the foreign operation. Therefore, unrealized gains and losses on these loans are reflected in the consolidated net income of the Company for the reporting period. During the year ended December 31, 2011, the Company recorded a net foreign exchange loss of $4,040 (2010 - $415 gain) relating to the inter-company loans receivable and payable due to the rise in the Canadian dollar and US dollar against the Mexican Peso.

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

(ii)	Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2011, the Company held $35,845 (2010 - $12,957) in high interest savings accounts and guaranteed investment certificates.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2011, market prices were US$27.80/oz (2010 – US$30.63/oz) for silver, US$1,564.45/oz (2010 - US$1,410/oz) for gold, US$1,979.75/tonne (2010 - US$2,586/tonne) for lead, and US$1,827.50/tonne (2010 – US$2,432/tonne) for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company held derivative financial instruments to mitigate certain fluctuations in lead and zinc prices (note 15).

(iv)	Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period:

•	A change of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2011.

•

Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the US Dollar, from the December 31, 2011 CDN Dollar to US Dollar exchange rate of 0.9833.

•

Proportional foreign exchange movement of -10% (depreciation of CDN Dollar) and +10% (appreciation of CDN Dollar) against the Mexican Peso, from the December 31, 2011 CDN Dollar to Mexican Peso exchange rate of 13.7212.

•	A change of +10%/-10% from the prevailing commodity prices of US$27.80/oz for silver, US$1,564.45/oz for gold, US$1,979.75/tonne for lead, and US$1,827.50/tonne for zinc as of December 31, 2011.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at December 31, 2011 and December 31, 2010 are as follows:

December 31, 2011		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CDN dollars	$27,685	$(277)	$277	$-	$-	$-	$-
US dollars	4,270	(43)	43	474	(388)	-	-
Mexican Pesos	7,482	(75)	75	688	(563)	-	-

Accounts receivable US dollars	8,116	-	-	902	(738)	(812)	812

Inter-company loans receivable CDN dollars	50,796	-	-	5,644	(4,618)	-	-

Financial liabilities

Trade and other payables US dollars	1,846	-	-	(205)	168	-	-

Inter-company loans payable US dollars	4,735	-	-	(508)	445	-	-

Capital lease obligation US dollars	130	-	-	(15)	12	-	-
Total increase (decrease)		$(395)	$395	$6,980	$(5,682)	$(812)	$812

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

17.	Financial risk exposure and risk management - continued

December 31, 2010		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CDN dollars	$11,436	$(114)	$114	$-	$-	$-	$-
US dollars	2,336	(23)	23	260	(212)	-	-

Accounts receivable US dollars	5,159	-	-	573	(469)	(515)	515

Inter-company loans receivable CDN dollars	29,369	-	-	3,263	(2,670)	-	-

Financial liabilities

Trade and other payables US dollars	158	-	-	(18)	14	-	-

Inter-company loans payable US dollars	1,740	-	-	(187)	163	-	-

Capital lease obligation US dollars	497	-	-	(55)	45	-	-
Total increase (decrease)		$(137)	$137	$3,836	$(3,129)	$(515)	$515

At December 31, 2011, if the Canadian dollar had weakened or strengthened against the Mexican Peso by 10%, the additional net effect to shareholders' equity would be an increase of $404 or decrease of $331 respectively. At December 31, 2011, if commodity prices had decreased or increased by 10%, the additional net effect to shareholders' equity would be a decrease or increase of $306 respectively.

18.	Income taxes

(a) Recovery of (provision for) income taxes:

Income tax recovery (expense) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2011	2010
Net income before tax	$13,491	8,577
Canadian income tax rate	26.50%	28.50%

Income tax expense expected	(3,575)	(2,444)
Permanent differences	(1,175)	(828)
Different in tax rates	(295)	(150)
Reversal of Mexican flat tax liability	-	1,708
Benefit of tax attributes recognized and other items	3,060	3,797
Total income tax (expense) recovery	$(1,985)	2,083

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

18.	Income taxes - continued

(b) Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Deductible (taxable) temporary differences	$1,690	$1,297
Tax losses	2,958	5,003
	$4,648	$6,300

At December 31, 2011, the Company had operating loss carry forwards of $20,454 (2010 - $34,134) and capital loss carry forwards of $1,683 (2010 – $1,683). The operating loss carry forwards at December 31, 2011 includes $10,910 (2010 - $18,610) in Canada and $9,544 (2010 – $15,524) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2029.

(c) Movements in temporary differences during 2010 and 2011 were as follows:

	Mineral			Reclamation
	properties,		Financial	and	Tax loss
	plant and	Loans and	liabilities at	remediation	carry
2010	equipment	receivables	amortized cost	provision	forwards	Total
Balance, January 1, 2010	$(2,098)	$(618)	$-	$339	$215	$(2,162)
Recognized in profit or loss	(2,532)	589	-	(339)	4,444	2,162
Balance, December 31, 2010	$(4,630)	$(29)	$-	$-	$4,659	$-

The Company had deferred tax assets relating to one of its Mexican subsidiaries at December 31, 2010 that were not recognized. At December 31, 2011, the same subsidiary had a deferred tax liability and this amount was recognized in the statement of financial position at December 31, 2011.

	Mineral			Reclamation
	properties,		Financial	and	Tax loss
	plant and	Loans and	liabilities at	remediation	carry
	equipment	receivables	amortized cost	provision	forwards	Total
Balance, January 1, 2011	$(4,630)	$(29)	$-	$-	$4,659	$-
Recognized in profit or loss	(417)	68	35	305	(1,815)	(1,824)
Balance, December 31, 2011	$(5,047)	$39	$35	$305	$2,844	$(1,824)

19.	Related party transactions

	2011	2010
Consulting fees paid or accrued to companies controlled by directors of the Company	$781	$702
Consulting fees paid or accrued to companies controlled by officers of the Company	290	215
Director fees paid or accrued	189	160
Cost recoveries received or accrued from a company with a common director of the Company	-	(51)
Office and administration fees paid or accrued to a company controlled by a director of the Company	85	86
	$1,345	$1,112

As at December 31, 2011, $42 (2010 - $167) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $24 (2010 - $75) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

19.	Related party transactions - continued

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Short-term benefits (i)	$2,509	$2,246
Share-based payments (ii)	969	118
	$3,478	$2,364

(i)	Short-term benefits include salaries and benefits, consulting and management fees.
(ii)	Share-based payments are the fair value of options granted to key management personnel under the stock option plan (note 11d).

The Company is committed to making severance payments amounting to approximately $3,352 to certain officers and management in the event that there is a change of control of the Company.

Subsequent to December 31, 2011 a payment in the amount of $676 was made to an executive and director in connection with his retirement and resignation from the board of directors.

20.	Commitments

As of December 31, 2011 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Laboratory, equipment maintenance and drilling services	$1,365	$1,202	$163	$-
Operating lease payments(1)	260	154	106	-
Equipment purchases with third party vendors(2)	2,396	2,396	-	-
Environmental program(3)	69	69	-	-
Consulting	25	25	-	-
Total commitments	$4,115	$3,846	$269	$-

(1)	Lease payments were recognized as an expense in the period.
(2)	The Company expects to fulfill these capital expenditure commitments in fiscal 2012.
(3)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

21.	Operating segments

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

2011
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$39,096	$18,722	$-	$-	$57,818	$-	$57,818
Amortization and depletion	3,270	1,195	-	-	4,465	96	4,561
Share-based payments	821	141	-	67	1,029	1,181	2,210
Interest revenue	-	-	-	103	103	332	435
Finance costs	29	17	-	39	85	239	324
Income (loss) before income	18,764	7,634	-	(5,709)	20,689	(7,198)	13,491
taxes
Income (loss) for the year	18,683	7,607	-	(7,586)	18,704	(7,198)	11,506
Capital expenditures	18,911	4,428	-	-	23,339	61	23,400
Total assets	$34,101	$21,888	$-	$6,706	$62,695	$40,249	$102,944

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

21.	Operating segments - continued

2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$27,983	$14,223	$-	$-	$42,206	$-	$42,206
Amortization and depletion	2,853	1,264	-	-	4,117	52	4,169
Share-based payments	444	37	-	-	481	388	869
Interest revenue	-	-	-	37	37	78	115
Finance costs	-	-	-	215	215	939	1,154
Income (loss) before income	4,472	1,680	(69)	3,918	10,001	(1,424)	8,577
taxes
Income (loss) for the year	4,472	1,680	(69)	6,001	12,084	(1,424)	10,660
Capital expenditures	10,799	5,203	-	-	16,002	19	16,021
Total assets	$19,441	$15,500	$-	$5,638	$40,579	$14,872	$55,451

Product Revenue

	2011	2010
Silver	$46,165	$31,665
Gold	11,601	8,366
Lead	1,880	2,231
Zinc	1,900	1,612
Copper	6	-
Ore processing revenues	842	630
Smelter and refining charges	(4,576)	(2,298)
	$57,818	$42,206

For the years ended December 31, 2011 and December 31, 2010, the Company had four customers that accounted for the majority total revenues as follows:

Customer	Segment	2011	2010
Customer A	Guanajuato	$17,152	$-
Customer B	Guanajuato	14,401	18,851
Customer C	Guanajuato	4,078	-
Customer C	Topia	18,659	-
Customer D	Guanajuato	-	9,592
Customer D	Topia	-	13,763
Other customers		3,528	-
		$57,818	$42,206

The trade accounts receivable balance of $11,180 at December 31, 2011 (2010 – 5,151) relates to three customers (note 4).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.

The accounting policies in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the transition date, being January 1, 2010.

In preparing the consolidated financial statements for the year ended December 31, 2011, comparative information for the year ended December 31, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following optional exemptions:

•	IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•	IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

•	The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a lease, and has assessed all arrangements as at the date of transition.

•

 IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has not been applied to decommissioning liabilities included in mineral properties, plant and equipment that occurred before the Transition Date to IFRS. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured at the Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount to be included in the cost of the related asset is estimated by discounting the liabilities to the date at which the liabilities first arose. The Company did this using the best estimate of the historical discount rates that would have applied for that liability in the intervening period, and recalculating the accumulated depreciation using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation from Canadian GAAP to IFRS

Reconciliation of assets, liabilities and equity as at January 1, 2010
	Note	Canadian GAAP	Effect of transition	IFRS

Assets
Current assets:
Cash and cash equivalents		$13,312	$-	$13,312
Restricted cash		23	-	23
Marketable securities		5,539	-	5,539
Trade and other receivables		342	-	342
Income taxes recoverable		1,438	-	1,438
Inventories		1,585	-	1,585
Prepaid expenses, deposits and advances		22,239	-	22,239

Non-current assets:
Mineral properties, plant and equipment	a,b,c	14,935	4,277	19,212
Intangible assets	c	-	102	102
		14,935	4,379	19,314
		$37,174	$4,379	$41,553

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$2,631	$-	$2,631
Capital lease obligations		801	-	801
Promissory notes		122	-	122
Convertible loan notes	d	-	-	-
Current tax liability		27	-	27
Deferred tax liability	e	506	(506)	-
		4,087	(506)	3,581
Non-current liabilities:
Capital lease obligations		63	-	63
Promissory notes		118	-	118
Convertible loan notes	d	3,356	(253)	3,103
Reclamation and remediation provision	b	1,382	704	2,086
Deferred tax liability	e	1,312	850	2,162
		6,231	1,301	7,532
Shareholders’ equity:
Share Capital		75,910	-	75,910
Reserves	a,b,d	11,808	403	12,211
Deficit	a,b,d,e	(60,862)	3,181	(57,681)
		26,856	3,584	30,440
		$37,174	$4,379	$41,553

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Financial Position as at December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS
Assets
Current assets:
Cash and cash equivalents		$13,967	$-	$13,967
Restricted cash		151	-	151
Marketable securities		200	-	200
Trade and other receivables		9,635	-	9,635
Income taxes recoverable		239	-	239
Inventories		2,615	-	2,615
Prepaid expenses, deposits and advances		1,240	-	1,240
		28,047	-	28,047
Non-current assets:
Mineral properties, plant and equipment	a,b,c	17,538	9,592	27,130
Intangible assets	c	-	274	274
		17,538	9,866	27,404
		$45,585	$9,866	$55,451

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$4,758	$-	$4,758
Capital lease obligations		369	-	369
Promissory notes		373	-	373
Convertible loan notes	d	3,792	(76)	3,716
Current tax liability		19	-	19
		9,311	(76)	9,235
Non-current liabilities:
Capital lease obligations		128	-	128
Promissory notes		77	-	77
Convertible loan notes	d	-	-	-
Reclamation and remediation provision	b	516	1,439	1,955
		721	1,439	2,160
Shareholders’ equity:
Share Capital		83,470	-	83,470
Reserves	a,b,d	7,975	(368)	7,607
Deficit	a,b,d,e	(55,892)	8,871	(47,021)
		35,553	8,503	44,056
		$45,585	$9,866	$55,451

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Comprehensive Income for the year ended December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS
Revenue		$42,206	$-	$42,206
Cost of sales:
Cost of sales		21,161	-	21,161
Amortization and depletion	a,b	2,362	1,755	4,117
Share-based payments		481	-	481
		24,004	1,755	25,759
Gross profit		18,202	(1,755)	16,447

Expenses:
Amortization and depreciation		52	-	52
Accretion on reclamation and remediation provision	b	206	(206)	-
Mineral property exploration expenditures	a	7,110	(7,039)	71
General and administrative		5,858	-	5,858
Share-based payments		388	-	388
		13,614	(7,245)	6,369
		4,588	5,490	10,078
Income (expenses):
Interest income		115	-	115
Interest expense	b	(934)	934	-
Finance costs	b,d	-	(1,154)	(1,154)
Foreign exchange loss	b	(373)	74	(299)
Loss on disposal of capital assets		(16)	-	(16)
Loss on derivative instruments		(147)	-	(147)
		(1,355)	(146)	(1,501)
Income before income taxes		3,233	5,344	8,577

Income tax recovery (expense):
Current		(113)	-	(113)
Deferred	e	1,850	346	2,196
Income for the period		$4,970	$5,690	$10,660

Other comprehensive income (loss), net of tax:
Foreign currency translation	a,b,e	(3,025)	(771)	(3,796)
Change in fair value of available-for-sale financial assets		(10)	-	(10)
Total comprehensive income for the year		$1,935	$4,919	$6,854

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Reconciliation of Consolidated Statements of Cash Flows for the year ended December 31, 2010
	Note	Canadian GAAP	Effect of transition	IFRS

Cash flows from by operating activities:
Income for the period		$4,970	$5,690	$10,660
Items not involving cash:
Amortization and depletion expenses	a,b	2,414	1,755	4,169
Unrealized foreign exchange (gains) losses	b	50	(42)	8
Deferred tax liability	e	(1,853)	(343)	(2,196)
Accretion on reclamation and remediation provision	b	206	(165)	41
Share-based payments		869	-	869
Interest accretion on convertible loan notes	d	436	503	939
Loss (gain) on disposal of capital assets		138	-	138
Shares received for mineral property and capital expenditures		(23)	-	(23)
		7,207	7,398	14,605
Changes in non-cash operating working capital:
Trade and other receivables		(4,263)	-	(4,263)
Income taxes recoverable		112	(9)	103
Inventories		(1,086)	181	(905)
Prepaid expenses, deposits and advances		327	12	339
Trade and other payables, including derivatives		1,926	(544)	1,382
Current tax liability		(8)	-	(8)
Net cash provided by operating activities		4,215	7,038	11,253

Cash flows used in investing activities:
Intangible assets		(25)	(199)	(224)
Mineral properties and capital expenditures	a,b,c	(8,011)	(6,888)	(14,899)
Proceeds from disposal of capital assets		37	-	37
Restricted cash		(151)	-	(151)
Net cash used in investing activities		(8,150)	(7,087)	(15,237)

Cash flows from financing activities:
Repayment of capital lease obligations		(938)	-	(938)
Repayment of promissory notes		(292)	-	(292)
Proceeds from exercise of options		2,871	-	2,871
Proceeds from exercise of warrants		3,054	-	3,054
Issuance of shares for cash, net of issue costs		(32)	-	(32)
Net cash provided by financing activities		4,663	-	4,663
Effect of foreign currency translation on cash		(73)	49	(24)
Increase in cash and cash equivalents		655	-	655
Cash and cash equivalents, beginning of period		13,312	-	13,312
Cash and cash equivalent, end of period		$13,967	$-	$13,967

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

Notes to the reconciliations

	(a)	Mine evaluation and development costs

Under IFRS, the Company has elected to capitalize costs relating to the evaluation and development of mineral resources until a mineral resource as described in notes 3(c) and (d). Previously under GAAP the Company elected to expense these costs. This resulted in the following increases to Mineral properties, plant and equipment: $4,150 at January 1, 2010 and $9,518 at December 31, 2010.

	(b)	Reclamation and remediation provision (asset retirement obligations)

Under GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the Company’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re- measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

Under IFRS, reclamation and remediation provisions are measured based on management’s best estimate of the expenditures that will be made and adjustments to the provisions are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the provision to fair value (unwinding the discount). Furthermore, the estimated future cash flows should be discounted using the current applicable discount rates.

The Company has elected to apply the exemption from full retrospective application as allowed under IFRS. As such, the Company has revalued the reclamation and remediation provision as at the Transition Date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the risk adjusted discount rates, and recalculated the accumulated depreciation and depletion under IFRS. This resulted in increases to mineral properties, plant and equipment and reclamation and remediation provision at January 1, 2010 of $229 and $704, respectively. This IFRS-GAAP difference also resulted in increases to mineral properties, plant and equipment at December 31, 2010 of $348, increases to reclamation and remediation provision at December 31, 2010 of $1,439 and decreases in foreign exchange loss of $74 during the year ended December 31, 2010.

In addition, under GAAP, the unwinding of the discount was disclosed as accretion on asset retirement obligation, and has now been reclassified to finance costs as required under IFRS.

Depreciation relating to the adjustments in mine evaluation and development (note 22a) for the year ended December 31, 2010 was $1,200. Depreciation and finance costs relating to the adjustments in reclamation and remediation provision (note (b) above) for the year ended December 31, 2010 were $542.

	(c)	Intangible assets reclassification

The Company, under GAAP, had included certain intangible assets relating to capitalized software costs under Mineral properties, plant and equipment. Under IFRS, intangible assets including capitalized software costs should be disclosed separately in the statement of financial position. This resulted in a reclassification of $102 on transition date and $274 at December 31, 2010.

	(d)	Convertible loan notes revaluation

Under GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount. This resulted in a decrease to convertible loan notes of $253 on transition date and $76 at December 31, 2010 and an increase to finance costs of $179 for the year ended December 31, 2010. On March 8, 2011, the convertible loan notes were converted (note 9b).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

22.	Transition to IFRS - continued

	(e)	Income tax

		a.	Calculation of deferred tax on non-monetary items

Under GAAP, the Company calculated deferred tax balances related to asset and liabilities measured in a foreign currency in the currency in which the taxes are paid and then converted to the presentation currency at the current exchange rate. Under IFRS, deferred taxes related to assets and liabilities measured in a foreign currency are determined by comparing the accounting basis calculated at historical rate for non-monetary items to the tax basis converted at the current exchange rate. Deferred tax adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded and had different functional and tax currencies prior to January 1, 2010. This resulted in a decrease to deferred tax liability of $602 on the transition date.

		b.	Deferred tax classification

Under previous GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying assets and liabilities that gave rise to the differences. IAS 12 requires that deferred taxation amounts be classified as non-current assets or liabilities.

		c.	Other Deferred tax adjustments

Deferred taxes have also been adjusted for the changes to net book values arising as a result of the adjustments for first time adoption of IFRS as discussed above. This resulted in an increase to deferred income tax recovery of $346 for the year ended December 31, 2010.

Material adjustments to the Statement of Cash Flows for 2010

Consistent with the Company’s accounting policy choice, as discussed in note 22(a), capitalized mine evaluation costs have been reclassified from operating to investing activities.

23.	Changes in accounting standards

Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2011 and 2010

23.	Changes in accounting standards - continued

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Income Taxes

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.