Form 20-F/A
period 2011-12-31
Great Panther Silver LTD
filed 2012-03-29
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

___________________
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
YES [   ]     NO [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

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
[   ] YES     [   ] NO

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2012 (“2011 Form 20-F”) is being filed in response to certain comments on the 2011 Form 20-F from the SEC. Item 18 has been amended to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board.

Except as provided above, no other changes have been made to the 2011 Form 20-F or the Company’s audited financial statements as included in the 2011 Form 20-F. Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete texts of Items 18 and 19 are repeated in this Amendment No. 1.

This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, Items 18 and 19, the signature page, and restated exhibits 12.1, 12.2, 13.1 and 13.2.

PART III

ITEM 18         Financial Statements

Financial Statements Filed as Part of the Annual Report:

-	Report of Independent Registered Public Accounting Firm dated March 9, 2012.

-	Consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010.

-	Consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010.

-	Consolidated statements of changes in shareholder’s equity for the years ended December 31, 2011 and 2010.

-	Consolidated statements of cash flows for the years ended December 31, 2011 and 2010.

-	Notes to consolidated financial statements

ITEM 19         Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Articles of Incorporation and By-laws:
1.1	Continuation Application under the Business Corporation Act (British Columbia) (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.2	Certificate of Continuation dated July 9, 2004 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1..3	Notice of Articles (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.4	Bylaws (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
1.5	Certificate of Name Change to Great Panther Silver Limited.
2.	Instruments Defining Rights of Security Holders
2.1	Shareholder Rights Plan (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004, amended March 7, 2008).
4.	Material Contracts
4.1	Share Purchase Agreement dated December 9, 2003 with Robert A. Archer and Ing. Francisco Ramos Sanchez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
4.2

Option Agreement dated February 11, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Eduardo Rodriguez Chavez, acting in representation of Alfredo Rodriguez Chavez (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).

4.3	Agreement dated February 18, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Cia. Minera des Canelas y Topia, S.A. de C.V., MET-MEX Penoles, S.A. de C.V. and Minera Mexicana la Cienega, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
4.4	Agreement dated February 28, 2004 between our subsidiary, Minera Mexicana el Rosario, S.A. de C.V. and Carolos Teodoro Ortiz Rodriquez, Abelardo Garza Hernanadez and Minera San Miguel de los Tarros, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
4.5	Letter of Intent dated January 19, 2005 with Minera Acero del Fuego, S.A. de C.V. (Virimoa Project) (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005).
4.6	Letter of Intent dated January 4, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.
4.7	Purchase Agreement dated June 30, 2005 between our Company and Compania Minera de Canelas y Topia, S.A. de C.V.
4.8	Purchase Agreement dated October 25, 2005 between our Company and the Sociedad Coopertiva Minero Metalurgics Santa Fe de Guanajuato.
4.9	Letter of Intent dated April 26, 2006 between our Company and Minera Apollo S.A. de C.V.
4.10	Letter of Intent dated December 7, 2006 between our Company and Altair Ventures Incorporated.
4.11	Option Agreement dated February 2, 2007 between our Company and Altair Ventures Incorporated (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).
4.12	Shareholder Rights Plan Agreement dated March 7, 2008 between the Company and Computershare Investor Services Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on April 3, 2008).
4.13	Option Termination and Debt Settlement Agreement with Altair on the San Antonio property dated February 1, 2010 (incorporated by reference from our Registration Statement on Form 20-F, filed on March 24, 2010).
4.14	Acquisition Agreement dated July 12, 2011 between our Company and Compania Minera Blanca Alicia, S.A. de C.V. (incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012)
8.	Subsidiaries
8.1	Minera Mexicana el Rosario, S.A. de C.V. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
8.2	New Age Investments Inc. (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
8.3	Metalicos de Durango, S.A. de C.V.
8.4	Minera de Villa Seca, S.A. de C.V.
8.5	Great Panther Silver Peru S.A.C.

11.	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, filed on July 15, 2005, updated August 2007, September 2008 and September 2010).
12.	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Martin B. Carsky.
13.	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Robert A. Archer.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Martin B. Carsky.
15.	Additional Exhibits
15.1	Summary Report on the San Antonio Gold Prospect dated November 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
15.2	Summary Report on the Topia Project dated November 20, 2003 (incorporated by reference from our Registration Statement on Form 20-F, filed on August 10, 2004).
15.3	Map of Topia Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).
15.4	Map of Guanajuato Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).
15.5	Map of Mapimi Property (incorporated by reference from our Registration Statement on Form 20-F/A, filed on February 6, 2009).

*	Filed herewith.

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

Date: March 29, 2012

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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