Form 40-F/A
period 2012-12-31
Great Panther Silver Ltd
filed 2013-03-15
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Yes [   ]          No[X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes[X]          No[   ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).

Yes[   ]          No[   ]

EXPLANATORY NOTE

Great Panther Silver Limited (the “Company”) is filing this Amendment No. 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, as originally filed on March 13, 2013 (the “Annual Report”), for the sole purpose of re-submitting the Company’s audited financial statements for the year ended December 31, 2012 to include the Management’s Statement of Responsibility for Financial Reporting and Management’s Report on Internal Control over Financial Reporting which were inadvertently omitted from the originally filed financial statements included as Exhibit No. 99.2 of the Annual Report. There are no other changes or amendments to either the audited financial statements for the year ended December 31, 2012 or the Annual Report.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 14, 2013	GREAT PANTHER SILVER LIMITED

	By:	/s/ Robert A. Archer
Robert A. Archer
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2012 (1)
99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2012 and 2011 together with the reports of the auditors thereon (2)
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2012 (1)
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (2)
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (2)
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
Consents
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated March 13, 2013 (1)
99.9	Consent of David W. Rennie, P. Eng., dated March 12, 2013 (1)
99.10	Consent of Tudorel Ciuculescu, M.Sc., P.Geo., dated March 12, 2013 (1)
99.11	Consent of Robert F. Brown, P.Eng., dated March 13, 2013 (1)
99.12	Consent of Michael F. Waldegger, P.Geo., dated March 12, 2013 (1)

(1)	Filed as an exhibit to Form 40-F filed on March 13, 2013.
(2)	Filed as an exhibit to this Amendment No. 1 to Form 40-F.