Form 40-F
period 2013-12-31
Great Panther Silver Ltd
filed 2014-03-11
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission File Number: 001-35043
	GREAT PANTHER SILVER LIMITED
	(Exact name of Registrant as specified in its charter)
British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	800 – 333 Seymour Street Vancouver, British Columbia, Canada V6B 5A6 Tel: 604-608-1766
	(Address and telephone number of Registrant’s principal executive offices)
	National Registered Agents, Inc. 875 Avenue of the Americas, Suite 501 New York, New York 10001 Tel: 1-800-550-6724
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:  138,419,715 Common Shares as at December 31, 2013

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
Yes	☐	No	☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No	☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes	☐	No	☐

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2013 (the “AIF”)	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2013 and 2012, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2013 (the “MD&A”)	99.3 (1)

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

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These assumptions made by the Company in preparing the forward looking statements contained in this Annual Report and in the documents incorporated by reference herein which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labor disturbances, seismic events, and adverse weather conditions.

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

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this Annual Report. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this Annual Report and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2013, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.0636.  The exchange rate of United States dollars into Canadian dollars, on March 10, 2014, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.1105.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Attestation Report

KPMG LLP has audited the Company’s internal control over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included with the Company’s audited financial statements which are attached as Exhibit 99.2 to this annual report on Form 40-F.

No Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings.  There are no such requirements under British Columbia corporate law.  However, under the rules of the Toronto Stock Exchange (the “TSX”), the Company’s home stock exchange, shareholder approval is required for certain issuances of shares that (i) materially affect control of the Company, or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the Company in transactions that have not been negotiated at arm’s length.  Shareholder approval is also required under TSX rules for private placements in circumstances where (i) the aggregate number of listed securities issuable is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price, and (ii) there are issuances during any six month period to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.  The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under TSX rules.

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

•	R. W. (Bob) Garnett (Chair),

•	John Jennings, and

•	Geoffrey (Geoff) Chater.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. R.W. (Bob) Garnett, CPA, CA, ICD.D, is an audit committee financial expert (as that term is defined in General Instruction B(8) of Form 40-F).

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

Amendments or Waivers

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2013 and 2012 by KPMG LLP as the Company’s independent registered public accounting firm:

	Year Ended December 31

	2013	2012

Audit Fees (1)	$396,039	$548,400

Audit-Related Fees	$-	$-

Tax Fees (2)	$10,000	$10,000

All Other Fees	$-	$-

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2013 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2013:

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years
	($000s)	($000s)	($000s)	($000s)	($000s)
Operating Lease Obligations	915	492	397	26	-
Purchase Obligations (1)	12,473	3,763	4,194	4,516	-
Total	13,388	4,255	4,591	4,542	-

Note:

1.	Purchase obligations include commitments for equipment purchases, drilling, and implementation of an environmental program.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2013.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

•	the securities registered pursuant to Form 40-F;

•	the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

•	transactions in said securities.

Consent to Service of Process

Concurrently with the filing of its initial Annual Report on Form 40-F with the SEC on March 14, 2013, the Complany filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

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

Date: March 10, 2014	GREAT PANTHER SILVER LIMITED By: /s/ Robert A. Archer Robert A. Archer Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Principal Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2013 and 2012 together with the reports of the auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2013
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated March 10, 2014
99.9	Consent of David W. Rennie, P. Eng., dated March 7, 2014
99.10	Consent of Tudorel Ciuculescu, M.Sc., P.Geo., dated March 7, 2014
99.11	Consent of Robert F. Brown, P.Eng., dated March 7, 2014
99.12	Consent of Michael F. Waldegger, P.Geo., dated March 7, 2014
99.13	Consent of Linda Sprigg, RPGeo AIG, dated March 7, 2014