Form 40-F
period 2014-12-31
Great Panther Silver Ltd
filed 2015-04-01
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014	Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 138,419,715 Common Shares as at December 31, 2014

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2014 (the “AIF”)	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2014 and 2013, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2014 (the “MD&A”)	99.3 (1)

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

In particular, this Annual Report and the documents incorporated by reference herein include forward-looking statements as noted throughout this Annual Report and such documents. These relate to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements, sales volume and selling prices of products; capital and exploration expenditures; plans, timing and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; exploration and acquisition plans; and the future plans and expectations for the Company’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These assumptions made by the Company in preparing the forward looking statements contained in this Annual Report and in the documents incorporated by reference herein which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labor disturbances, seismic events, and adverse weather conditions.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles and, effective January 1, 2011, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2014, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.1601. The exchange rate of United States dollars into Canadian dollars, on March 30, 2015, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2689

DISCLOSURE CONTROLS AND PROCEDURES

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

No Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Copies of the Company’s corporate governance materials are available on the Company’s website at www.greatpanther.com (under the Corporate/Governance/Governance and Policies tab). In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE MKT Company Guide. As of January 1, 2015, the Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE MKT Company Guide:

•	R. W. (Bob) Garnett (Chairman during the year ended December 31, 2014),

•	John Jennings, and

•	Jeffrey R. Mason (appointed Chairman of the Audit Committee effective January 1, 2015).

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

Audit Committee Charter

The full text of the Charter of the Audit Committee is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.greatpanther.com (under the Corporate/Governance/Governance and Policies tab).

Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Messrs. R. W. (Bob) Garnett and Jeffrey R. Mason, are audit committee financial experts (as that term is defined in General Instruction B(8) of Form 40-F).

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 807 of the NYSE MKT Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.greatpanther.com (under the Corporate/Governance/Governance and Policies tab).

Amendments or Waivers

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2014 and 2013 by KPMG LLP as the Company’s independent registered public accounting firm:

	Year Ended December 31
	2014	2013

Audit Fees (1)	$443,428	$442,129

Audit-Related Fees	$-	$-

Tax Fees (2)	$10,000	$10,000

All Other Fees	$-	$-

(1)	“Audit Fees” includes fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s condensed interim consolidated financial statements.
(2)	“Tax Fees” includes fees for the preparation of the Company’s corporation income tax return and related tax filings.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2014 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2014:

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years
	($000s)	($000s)	($000s)	($000s)	($000s)
Operating Lease Obligations	430	383	36	11	-
Purchase Obligations (1)	4,352	569	1,208	621	1,954
Total	4,782	952	1,244	632	1,954

Note:

1.	Purchase obligations include commitments for equipment purchases, drilling, and implementation of an environmental program. The cost associated with the implementation of an environmental program represents the undiscounted estimated cash flows.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2014.

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

Consent to Service of Process

Concurrently with the filing of its Annual Report on Form 40-F with the SEC on March 14, 2013, the Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

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

Date: March 30, 2015	GREAT PANTHER SILVER LIMITED

	By:	/s/ Robert A. Archer
Robert A. Archer
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2014

99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2014 and 2013 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2014

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated March 30, 2015

99.9	Consent of Robert F. Brown, P. Eng., dated March 30, 2015

99.10	Consent of Linda Sprigg, RPGeo AIG, dated March 30, 2015