Form 40-F
period 2015-12-31
Great Panther Silver Ltd
filed 2016-03-30
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 001-35043
	GREAT PANTHER SILVER LIMITED
	(Exact name of Registrant as specified in its charter)
British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	1330 – 200 Granville Street Vancouver, British Columbia, Canada V6C 1S4 Tel: 604-608-1766
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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 141,712,605 Common Shares as at December 31, 2015

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Great Panther Silver Limited (the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE MKT Equities Exchange (the “NYSE MKT”). It is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”)	99.1 (1)
Audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2015 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, which address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

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

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These assumptions made by the Company in preparing the forward looking statements contained in this Annual Report and in the documents incorporated by reference herein which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating mineral reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labor disturbances, seismic events, and adverse weather conditions.

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

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Exchange Act. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the Securities and Exchange Commission (“SEC” or “Commission”) standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2015, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3840. The exchange rate of United States dollars into Canadian dollars, on March 24, 2016, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3269.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to Management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s internal control system is designed to provide reasonable assurance to Management and the board of directors (“Board of Directors”) regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities. The Company’ audit committee (“Audit Committee”) fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

Attestation Report

KPMG LLP has audited the Company’s internal control over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included with the Company’s audited financial statements which are attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Other than changes in the Company’s disclosure controls and procedures associated with the acquisition of Cangold Limited, there have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

•	Jeffrey R. Mason (Chair)

•	R. W. (Bob) Garnett

•	John Jennings

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Messrs. Jeffrey R. Mason and R. W. (Bob) Garnett, are audit committee financial experts (as that term is defined in General Instruction B(8) of Form 40-F).

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

Amendments or Waivers

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company during the years ended December 31, 2015 and 2014 by KPMG LLP as the Company’s independent registered public accounting firm:

	Year ended December 31,
	2015	2014
Audit Fees (1)	$359,403	$443,428
Audit-Related Fees	-	-
Tax Fees (2)	$12,500	$10,000
All Other Fees	-	-

(1)	“Audit Fees” includes fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s condensed interim consolidated financial statements.
(2)	“Tax Fees” includes fees for the preparation of the Company’s corporation income tax return and related tax filings.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2015:

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years
	($000s)	($000s)	($000s)	($000s)	($000s)
Operating Lease Obligations	2,192	336	633	599	624
Purchase Obligations (1)	6,500	203	496	725	5,076
Total	8,692	539	1,129	1,324	5,700
1.	Purchase obligations include commitments for equipment purchases, drilling, and implementation of an environmental program. The cost associated with the implementation of an environmental program represents the undiscounted estimated cash flows.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2015.

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

Date: March 24, 2016	GREAT PANTHER SILVER LIMITED

	By:	/s/ Robert A. Archer
Robert A. Archer
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2015

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2015 and 2014 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2015

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated March 24, 2016

99.9	Consent of Robert F. Brown, P. Eng., dated March 24, 2016

