Form 40-F
period 2016-12-31
Great Panther Silver Ltd
filed 2017-02-28
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016	Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 166,937,734 Common Shares as at December 31, 2016

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2016 (the “AIF”)	99.1 (1)
Audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 (the “MD&A”)	99.3 (1)

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in U.S. dollars. The exchange rate of United States dollars into Canadian dollars on December 30, 2016, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3427. The exchange rate of United States dollars into Canadian dollars, on February 24, 2017, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3104.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, the Company employed additional management review controls in executing the change in functional currency and the change in presentation currency as disclosed in note 3(c) of the audited consolidated financial statements for the year ended December 31, 2016. There have been no other changes to the Company’s internal controls over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Amendments or Waivers

During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information — External Auditor Service Fees” in the 2016 AIF is hereby incorporated by reference herein. In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2016 AIF is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2016:

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years
	($000s)	($000s)	($000s)	($000s)	($000s)
Operating Lease Obligations	1,378	238	454	445	241
Purchase Obligations (1)	5,565	895	480	697	3,493
Total	6,943	1,133	934	1,142	3,734
1.	Purchase obligations include commitments for equipment purchases, drilling, and implementation of an environmental program. The cost associated with the implementation of an environmental program represents the undiscounted estimated cash flows.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2016.

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

GREAT PANTHER SILVER LIMITED
Date: February 27, 2017
	By:	/s/ Robert A. Archer
Robert A. Archer
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2016 and 2015 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2016

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated February 27, 2017

99.9	Consent of Robert F. Brown, P. Eng., dated February 27, 2017