Form 40-F
period 2017-12-31
Great Panther Silver Ltd
filed 2018-03-29
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares, no par value	NYSE American Equities Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 168,383,000 Common Shares as at December 31, 2017

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

Yes [  ]           No [  ]          Not applicable [X]

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Great Panther Silver Limited (the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (the “NYSE American”). It is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2017 (the “AIF”)	99.1 (1)
Audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2017 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this Annual Report on Form 40-F includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements, sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; the impact of taxes and royalties; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; expansions and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this Annual Report on Form 40-F that may constitute forward-looking statements are:

Corporate and Operations:

  Expectations of the Company’s silver equivalent ounce production for 2018;

  Guidance for cash cost and AISC for 2018;

  Guidance for capital expenditures and EE&D expenses for 2018 and beyond for each of the Company’s operating mines and projects;

  Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2018 and the foreseeable future;

  Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition;

  Expectations in respect of permitting and development activities; and

  The Company’s objective to acquire additional mines or projects.

The GMC:

  The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;

  Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until at least 2022; and

  Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course, with no suspension of the GMC operations.

Topia:

  The expectation that any mitigation measures that may arise from the PROFEPA audit of Topia will extend through 2018 and beyond; and

  Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan.

Coricancha:

  The expectation that pending proposals for modification of the approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;

  The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development, and environmental studies; and

  Expectations that development in support of operations at Coricancha could commence in 2018.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this Annual Report on Form 40-F, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of silver, gold, lead and zinc; expected exchange rates; expected taxes and royalties; the likelihood or timing of the receipt of necessary regulatory and governmental approvals; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions and the method or methods used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labor disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk; labor or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of mineral resource estimates, and deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this Annual Report on Form 40-F under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Report on Form 40-F.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this Annual Report on Form 40-F. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2017 (the last business day of the year), based upon the noon rate published by the Bank of Canada, was US$1.00=CDN$ 1.2545. The exchange rate of United States dollars into Canadian dollars, on March 23, 2018, based upon the noon rate as published by the Bank of Canada, was US$1.00=CDN$1.2856.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and
•	accumulated and communicated to Management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

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

Changes in Internal Control over Financial Reporting

On June 30, 2017, the Company acquired a Peruvian subsidiary which owns the Coricancha Mine Complex (“Coricancha”). Other than the additional controls resulting from the acquisition of Coricancha, there have been no changes in internal controls over financial reporting that occurred during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company is subject to corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies. The Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE AMERICAN, and the rules and regulations promulgated by the SEC under the Exchange Act (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE AMERICAN Company Guide permits NYSE AMERICAN to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE AMERICAN listing criteria, and to grant exemptions from NYSE AMERICAN listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE AMERICAN Company Guide recommends that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders.

Section 713 of the NYSE AMERICAN Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There are no such requirements under British Columbia corporate law. However, under the rules of the Toronto Stock Exchange (the “TSX”), the Company’s home stock exchange, shareholder approval is required for certain issuances of shares that (i) materially affect control of the Company, or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the Company in transactions that have not been negotiated at arm’s length. Shareholder approval is also required under TSX rules for private placements in circumstances where (i) the aggregate number of listed securities issuable is greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price, and (ii) there are issuances during any six month period to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company intends to seek a waiver from NYSE AMERICAN’s section 713 requirements should a dilutive private placement financing trigger the NYSE AMERICAN shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE AMERICAN. In particular, in addition to having a separate Audit Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE AMERICAN Company Guide, as currently in force.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE AMERICAN Company Guide. The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the "NYSE American" Company Guide:

•	Elise Rees (Chair)
•	R. W. (Bob) Garnett
•	John Jennings

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803(B)(2) of NYSE AMERICAN Company Guide.

Audit Committee Charter

The full text of the Charter of the Audit Committee is attached as Schedule A to the Company's Annual Information Form which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.greatpanther.com (under the links Corporate > Corporate Governance and Policies).

Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Elise Rees and Bob Garnett, are audit committee financial experts (as that term is defined in General Instruction B(8) of Form 40-F).

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 807 of the NYSE AMERICAN Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.greatpanther.com (under the links Corporate > Corporate Governance and Policies).

Amendments or Waivers

During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, the commentary to Section 807 of the NYSE AMERICAN Company Guide requires that the waiver must be disclosed to shareholders within four business days of such determination.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information – External Auditor Service Fees” in the 2017 Annual Information Form is hereby incorporated by reference herein. In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2017 Annual Information Form is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations as at December 31, 2017 are presented in note 20(a) of the audited financial statements which are attached as Exhibit 99.2 of this Annual Report on Form 40-F.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2017.

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

GREAT PANTHER SILVER LIMITED

Date: March 23, 2018
	By:	/s/ James M. Bannantine
James M. Bannantine
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2017

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2017 and 2016 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2017

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9

Consent of Robert F. Brown, author of the July 6, 2015 technical report under NI 43-101 on the Topia Mine Mineral Resource Estimates and the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects” dated February 25, 2017.

99.10

Consent of Ronald Turner, who co-authored the technical report entitled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Peru” dated February 2, 2018.

99.11

Consent of Daniel A. Saint Don, who co-authored the technical report entitled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Peru” dated February 2, 2018.

99.12

Consent of Jeffrey L. Woods, who co-authored the technical report entitled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Peru” dated February 2, 2018.

99.13

Consent of Matthew C. Wunder, author of the February 28, 2018 NI 43-101 Technical Report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” dated February 28, 2018.

XBRL

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase