Form 40-F
period 2018-12-31
Great Panther Silver Ltd
filed 2019-03-20
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 169,165,007 Common Shares as at December 31, 2018

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

Yes   ☐         No  ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒         No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☐         No  ☐          Not applicable  ☒

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Great Panther Mining Limited (the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE American Equities Exchange (the “NYSE American”). It is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2018 (the “AIF”)	99.1 (1)

Audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the reports of the auditor with respect thereto	99.2 (1)

Management’s Discussion and Analysis of the Company for the year ended December 31, 2018 (the “MD&A”)	99.3 (1)

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

Corporate and Operations:

•	Expectations of the Company’s silver equivalent ounce production for 2019;
•	Guidance for cash cost and all-in-sustaining cost (“AISC”) for 2019;
•	Guidance for capital expenditures and EE&D expenses for 2019 and beyond for each of the Company’s operating mines and projects;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition; and
•	Expectations in respect of permitting and development activities.

GMC:

•	The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;
•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the TSF at GMC will be granted in due course and in favourable terms, with no suspension of GMC operations;

Topia:

•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations regarding increasing the processing capacity from Topia in 2019;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;
•	The expectation that any mitigation measures that may arise from the PROFEPA audit of Topia will extend through 2019 and beyond;

Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;
•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;
•	Expectations regarding the outcome of Coricancha’s Bulk Sample Program;
•	Expectations that the Company is anticipating to be able to make a decision by the end of March 2019 to commence the restart of Coricancha;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations regarding the reclamation process at Coricancha;

Beadell:

•	Expectations regarding the timing of updating the 2019 outlook and guidance to include Tucano;
•	Expectations regarding the permitting, development, exploration and operating plans for Tucano ;

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The assumptions made by the Company in preparing the forward looking information contained in this Annual Report on Form 40-F, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of silver, gold, lead and zinc; expected exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any; the impact of the implementation of the scheme of arrangement with Beadell on the Company’s earnings; mineral reserves and resources estimated enterprise value and growth rate; the expected strategic integration opportunities and other synergies as a result of the implementation of the scheme and the expected financial and other benefits therefrom; permitting, development and expansion at Tucano, including the preparation of any feasibility studies, preceding on a basis consistent with current expectations and obtaining of services necessary to operate Tucano, in amounts and at prices to ensure the Tucano can be operated in an efficient manner; and the future plans and expectations for the Company’s properties and operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk; labor or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; and deterioration of general economic conditions, and other risks described in the Company’s most recent Form 40-F/AIF.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as Proven Reserves, Probable Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable.

Further, Inferred Mineral Resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2018 (the last business day of the year), based upon the noon rate published by the Bank of Canada, was US$1.00=CDN$1.3642. The exchange rate of United States dollars into Canadian dollars, on March 20, 2019, based upon the noon rate as published by the Bank of Canada, was US$1.00=CDN$1.3317.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

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

Changes in Internal Control over Financial Reporting

During the three months ended September 30, 2018, the Company determined that a material weakness in internal control over financial reporting existed as a result of misstatements identified by the Company’s auditors during their interim review of the September 30, 2018 interim financial statements. The misstatements were corrected in the September 30, 2018 interim financial statements and there is no material effect on previously issued financial statements. The control weakness related to the ineffective operation of control activities designed to identify material errors in the application of IFRS for changes in the reclamation and remediation provision and reimbursement rights. As at December 31, 2018, the Company has remediated this matter, which included implementing enhanced review activities over the application of IFRS in these areas as part of the financial close process.

Other than described above, there have been no changes in internal controls over financial reporting that occurred during the year ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE AMERICAN Company Guide. The Company's Audit Committee comprises four directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the "NYSE American" Company Guide:

•	Elise Rees (Chair)

•	R. W. (Bob) Garnett
•	Jeffrey Mason
•	John Jennings

All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803(B)(2) of NYSE AMERICAN Company Guide.

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

Amendments or Waivers

During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information – External Auditor Service Fees” in the 2018 Annual Information Form is hereby incorporated by reference herein. In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2018 Annual Information Form is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations as at December 31, 2018 are presented in note 21(a) of the audited financial statements which are attached as Exhibit 99.2 of this Annual Report on Form 40-F.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2018.

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

GREAT PANTHER MINING LIMITED
Date: March 20, 2019
	By:	/s/ James M. Bannantine
James M. Bannantine
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2018

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2018 and 2017 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2018

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Robert F. Brown, author of the February 28, 2019 NI 43-101 Report on the Topia Mine Mineral Resource Estimation as of July 31, 2018 and the February 20, 2017 NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”.

99.10	Consent of Ronald Turner, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.11	Consent of Daniel A. Saint Don, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.12	Consent of Jeffrey L. Woods, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.13	Consent of Matthew C. Wunder, author of the 2018 NI 43-101 Technical Report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” dated February 28, 2018.

99.14	Consent of Brian R. Wolfe, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.15	Consent of Gary Methven, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.16	Consent of Juan Jose Moreno Dellepiane, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.17	Consent of Nigel Spicer, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.18	Consent of Raymond H. Walton, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.19	Consent of Ruy Lacourt Rodrigues, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.20	Consent of Marcelo Antonio Batelochi, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.

99.21	Consent of Peter O’Bryan, co-author of the NI 43-101 Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil” dated October 31, 2018.