Form 40-F/A
period 2018-12-31
Great Panther Silver Ltd
filed 2019-03-22
CIK 1300050

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

Yes  ☐         No  ☐          Not applicable  ☒

EXPLANATORY NOTE

The sole purpose of this amendment is to revise the Commitments table in Note 21 (a) of the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2018 for the final figures which were not updated in the original filed version. No other information has changed.

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
Date: March 21, 2019
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