Form 40-F
period 2019-12-31
GREAT PANTHER MINING Ltd
filed 2020-03-31
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered

Common Shares, no par value	GPL	NYSE American Equities Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 311,940,950 Common Shares as at December 31, 2019

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

Yes  ☐         No  ☐          Not applicable  ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Great Panther Mining Limited (the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American Equities Exchange (the “NYSE American”). It is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2019 (the “AIF”)	99.1 (1)

Audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the reports of the auditor with respect thereto	99.2 (1)

Management’s Discussion and Analysis of the Company for the year ended December 31, 2019 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

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

In particular, this Annual Report on Form 40-F includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this Annual Report on Form 40-F that may constitute forward-looking statements are:

Regarding the Tucano Gold Mine (“Tucano”):

•	Expectations regarding the results of the geotechnical review of the UCS pit and the Company’s plans for continued mining at UCS;
•	Expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2020;
•	Expectations regarding Tucano’s exploration potential;
•	Expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new resources, and/or convert resources to reserves;
•	Expectations of significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;
•	Expectations regarding the potential for an underground mine and possible plans to complete a feasibility study;

•	Expectations regarding cost reductions that may be achieved in 2020;

Regarding the Guanajuato Mine Complex (the “GMC)”:

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC for 1.5 years from January 1, 2020;
•	Expectations that permits associated with the use and expansion of the tailings storage facility at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;
•	Expectations that additional economic resources are identified at the GMC; and
•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC.

Regarding the Topia Mine:

•	Expectations regarding the receipt of a permit for the Topia Phase III tailings storage facility and the Company’s ability to find alternatives to store tailings until Phase III is permitted (or recommencement of tailings deposition at Phase II) and to continue operations at Topia;
•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding the Coricancha Mine:

•	The expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines, which may also resolve any related fines or penalties;
•	Expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the Bulk Sample Program;
•	Expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations;
•	Opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the Preliminary Economic Assessment; and
•	Expectations regarding the reclamation process.

Regarding general corporate matters:

•	Guidance for production, cash cost, all-in sustaining cost, capital expenditures and other expenditures for 2020 in respect of the individual mines;
•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the at-the-market Facility, that it will have sufficient capital resources in the next twelve months to fund capital investments and projects and to repay indebtedness;
•	Expectations that the Company’s operations will not be impacted by government or industry measures to control the spread of COVID-19;
•	Estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	Expectations in respect of permitting and development activities; and
•	Expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the Company’s estimates or mineral reserves and mineral resources or its future mining plans.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the permit for the Phase III Topia tailings storage facility; the Topia Phase II tailings storage facility can be remediated as planned; the Company’s ability to comply with environmental, health and safety laws; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due; management’s estimates regarding the carrying value of the its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold dore); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to remediate the UCS pit at the Tucano Gold Mine and the Topia tailings storage facility as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; acts of foreign governments; political risk; labour or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of Mineral Resource estimates; deterioration of general economic conditions; the Company’s ability to operate as anticipated; and the Company’s ability to appropriately capitalize and finance its operations, and other risks and uncertainties, including those described in respect of Great Panther in its AIF for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

Readers are advised to carefully review and consider the risk factors identified in the Company’s AIF for the year ended December 31, 2019 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Report on Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2019 (the last business day of the year), based upon the closing rate published by the Bank of Canada, was US$1.00=CDN$1.2988. The exchange rate of United States dollars into Canadian dollars, on March 30, 2020, based upon the closing rate as published by the Bank of Canada, was US$1.00=CDN$1.4156.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2019, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

The Company acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”) during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Beadell’s internal control over financial reporting associated with total assets of $178,575 and total revenues of $149,390 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities. The Company’ audit committee (“Audit Committee”) fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

Attestation Report

KPMG LLP has audited the Company’s internal control over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included with the Company’s audited consolidated financial statements which are attached as Exhibit 99.2 to this Annual Report on Form 40-F. KPMG LLP also excluded an evaluation of the internal control over financial reporting of Beadell in their audit of internal control over financial reporting of the Company as of December 31, 2019.

Changes in Internal Control over Financial Reporting

There have been no changes that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

For accounting purposes, the Acquisition was completed on March 5, 2019. As permitted by the Sarbanes-Oxley Act, and applicable SEC and Canadian Securities Commission rules related to business acquisitions, the Company excluded Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Amendments or Waivers

During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information – External Auditor Service Fees” in the 2019 Annual Information Form is hereby incorporated by reference herein. In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2019 Annual Information Form is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations as at December 31, 2019 are presented in the Liquidity and Capital Resources – Contractual Obligations section of the MD&A which are attached as Exhibit 99.3 of this Annual Report on Form 40-F.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2019.

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

GREAT PANTHER MINING LIMITED
Date: March 30, 2020
	By:	/s/ Jeffrey Mason
Jeffrey Mason
Interim Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2019

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2019 and 2018 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2019

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consent of Robert F. Brown, co-author of the February 28, 2019 NI 43-101 Report on the Topia Mine Mineral Resource Estimation as of July 31, 2018, and the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.

99.10	Consent of Jeffrey L. Woods, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.11	Consent of Reno Pressacco, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.12	Consent of Jason J. Cox, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.13	Consent of Goran Andric, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.14	Consent of Fernando A. Cornejo, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.15	Consent of Neil Hepworth, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.16	Consent of Marcelo Antonio Batelochi, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.17	Consent of Mohammad Nourpour, co-author of the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.