Form 40-F/A
period 2019-12-31
GREAT PANTHER MINING Ltd
filed 2020-04-02
CIK 1300050

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

Great Panther Mining Limited is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2019 in order to (i) include certain non-material XBRL updates, (ii) include certain updated expert consents that have been amended to refer to the correct SEC filing number of the Company’s current registration statement on Form F-10 (333-231830), (iii) include updated reports of Independent Registered Public Accounting Firm relating to the Opinion on the Consolidated Financial Statements and to the Opinion on Internal Control over Financial Reporting in order to correct cross-reference dates within the reports, and (iv) correct a typographical error in note 17 to the annual audited consolidated financial statements which did not impact amounts reported on the consolidated statements of financial position or the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows.

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2019 (the “AIF”)	99.1 (1)

Audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the reports of the auditor with respect thereto	99.2 (2)

Management’s Discussion and Analysis of the Company for the year ended December 31, 2019 (the “MD&A”)	99.3 (1)

(1)	Filed as an exhibit to the original Annual Report on Form 40-F filed on March 30, 2020
(2)	Filed as an exhibit hereto.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GREAT PANTHER MINING LIMITED
Date: April 1, 2020
	By:	/s/ Jeffrey Mason
Jeffrey Mason
Interim Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1(1)	Annual Information Form of the Company for the year ended December 31, 2019

99.2(2)	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2019 and 2018 together with the reports of the auditors thereon

99.3(1)	Management’s Discussion and Analysis of the Company for the year ended December 31, 2019

Certifications

99.4 (2)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5 (2)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6 (2)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7 (2)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8 (2)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9 (1)	Consent of Robert F. Brown, co-author of the February 28, 2019 NI 43-101 Report on the Topia Mine Mineral Resource Estimation as of July 31, 2018, and the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.

99.10 (2)	Consent of Jeffrey L. Woods, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.11 (2)	Consent of Reno Pressacco, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.12 (2)	Consent of Jason J. Cox, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.13 (2)	Consent of Goran Andric, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.14 (1)	Consent of Fernando A. Cornejo, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.15 (1)	Consent of Neil Hepworth, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.16 (1)	Consent of Marcelo Antonio Batelochi, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.17 (1)	Consent of Mohammad Nourpour, co-author of the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Filed as an exhibit to the original Annual Report on Form 40-F filed on March 30, 2020
(2)	Filed as an exhibit to this Amendment No. 1 to Annual Report on Form 40-F