Form 40-F/A
period 2019-12-31
GREAT PANTHER MINING Ltd
filed 2020-04-23
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

Great Panther Mining Limited is filing this Amendment No. 2 to its Annual Report on Form 40-F for the year ended December 31, 2019 in order to include the consents of (i) Ronald Turner, and (ii) Donald Saint Don, each of which is included as an exhibit to this Amendment No. 2 to Form 40-F. This Amendment No. 2 amends the Company’s original Annual Report on Form 40-F filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2020, as amended by the Amendment No. 1 to Form 40-F filed with the SEC on April 2, 2020.

This Amendment No. 2 consists of a cover page, this explanatory note, the signature page, the exhibit index, the Officer Certifications filed as Exhibits 99.4 and 99.5, and the certifications of the Certifying Officers required by Exchange Act Rule 13a-14(b) (Exhibits 99.6 and 99.7).

Other than expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Original Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GREAT PANTHER MINING LIMITED
Date: April 23, 2020
	By:	/s/ Robert Henderson
Robert Henderson
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1(1)	Annual Information Form of the Company for the year ended December 31, 2019

99.2(2)	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2019 and 2018 together with the reports of the auditors thereon

99.3(1)	Management’s Discussion and Analysis of the Company for the year ended December 31, 2019

Certifications

99.4(3)	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5(3)	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6(3)	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(3)	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8(2)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9(1)	Consent of Robert F. Brown, co-author of the February 28, 2019 NI 43-101 Report on the Topia Mine Mineral Resource Estimation as of July 31, 2018, and the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.

99.10(2)	Consent of Jeffrey L. Woods, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.11(2)	Consent of Reno Pressacco, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.12(2)	Consent of Jason J. Cox, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.13(2)	Consent of Goran Andric, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.14(1)	Consent of Fernando A. Cornejo, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.15(1)	Consent of Neil Hepworth, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.16(1)	Consent of Marcelo Antonio Batelochi, co-author of the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated March 25, 2020.

99.17(1)	Consent of Mohammad Nourpour, co-author of the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020.

99.18(3)	Consent of Ronald Turner, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

99.19(3)	Consent of Daniel Saint Don, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.

(1)	Filed as an exhibit to the original Annual Report on Form 40-F filed on March 30, 2020
(2)	Filed as an exhibit to the Amendment No. 1 to Annual Report on Form 40-F filed on April 21, 2020
(3)	Filed as an exhibit to this Amendment No. 2 to Annual Report on Form 40-F