Form 40-F
period 2020-12-31
GREAT PANTHER MINING Ltd
filed 2021-03-12
CIK 1300050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020	Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 355,032,512 Common Shares as at December 31, 2020

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the “AIF”)	99.1 (1)
Audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and, are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this Annual Report on Form 40-F includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future guidance and outlook of production of gold, silver, lead and zinc; profit, operating and capital costs, growth expenditures and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures; plans, timing, progress, and expectations for the development and mine life of the Company’s mines and projects, including its planned exploration and drilling programs (metres drilled); plans to evaluate future financing opportunities, including the potential to use the at-the-market facilities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or define Mineral Reserves and Mineral Resources; sufficiency of available capital resources; the Company’s Mineral Resource and Mineral Reserve estimates for each of its operations and projects and the assumptions upon which they are based; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this Annual Report on Form 40-F, that may constitute forward-looking statements are:

Regarding the Tucano Gold Mine (“Tucano”):

•	expectations regarding the mine life for Tucano, the ability to successfully transition to mining higher grades in 2022 and 2023, and the ability to operate Tucano after 2023 based on converting Mineral Resources into Mineral Reserves within the mine plan;

•	expectations regarding the ongoing geotechnical control of the Urucum Central South pit (“UCS”) and related slope stability, the ability to continue mining and the ability to continue to include the UCS pit as part of the Mineral Resource and Mineral Reserve Estimate;

•	expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2021;

•	expectations regarding Tucano’s significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans to complete drilling in 2021 targeting these opportunities;

•	plans to continue infill drilling and related expectations and timing regarding the potential for an underground mine and possible plans to make a decision to complete a feasibility study, following completion of an underground targeted drill program;

•	expectation that we will be successful in our Federal appeal regarding among other matters the ban on the use of cyanide in respect of our Tucano operations; and

•	expectations regarding capital and operating expenditures at Tucano.

Regarding the Guanajuato Mine Complex (“GMC”) which comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”) and the Cata processing plant:

•	expectations that the Company will maintain operations while it continues to wait for the results of the Comisión Nacional del Agua (“CONAGUA”) evaluation of the technical information submitted for the expansion of the GMC tailings storage facility (lifts 18 and 19) and that the Company can successfully extend is current tailings storage capacity using cyclones through to June 2021 while it awaits CONAGUA approval;

•	expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until May 2023, which capacity is subject to receipt of further permits and approvals;

•	expectations that permits associated with the use and expansion of the tailings storage facility at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;

•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;

•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and

•	expectations regarding the results of exploration programs at Guanajuato in 2021.

Regarding the Topia Mine (“Topia”):

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;

•	expectations that the Phase II tailings storage facility can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III tailings storage facility, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility, without interruption; and

•	expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente in a timely manner and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding the Coricancha Mine (“Coricancha”):

•	expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines, which may also resolve any related fines or penalties;

•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;

•	expectations regarding the costs to restart Coricancha;

•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the Bulk Sample Program which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;

•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the Ministry of Energy and Mines as security for closure and reclamation obligations;

•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the preliminary economic assessment which is preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;

•	expectations regarding the impact of the Company’s constitutional case concerning the reclamation and remediation of legacy tailings and the consequence of the removal of the injunction; and

•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation.

Regarding general corporate matters:

•	guidance and outlook for future production, cash cost, all-in sustaining cost, sustaining capital, planned metres of drilling and expenditures, operating costs, capital expenditures and exploration growth costs, as well as the ability of the Company to meet consolidated guidance and individual mine guidance;

•	expectations that the Company will be able to generate positive cash flow from operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the Brazilian Real (“BRL”) and Mexican Peso (“MXN”) to the United States Dollar (“USD”);

•	the Company's plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;

•	expectations that along with its cash flow generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the at-the-market facility, that it will have sufficient capital resources to fund capital investments and projects and to repay indebtedness and carry out the programs and plans necessary to maintain and grow operations;

•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil or Mexico;

•	expectations with respect to the future anticipated impact of COVID-19 on our operations, assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same;

•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;

•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;

•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;

•	expectations regarding future debt or equity financings, including any sales under the Company’s existing at-the-market facility to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;

•	expectations regarding access to additional capital to fund further expansion or development plans and general working capital needs; and

•	expectations in respect of permitting and development activities.

These forward-looking statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s guidance and outlook continuing to be accurate;

•	continued operations at all three of the Company’s mines for 2021 without significant interruption due to COVID-19 or any other reason;

•	continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of UCS where mining restarted in late October;

•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;

•	the Company’s ability to mine Tucano in accordance with the planned production schedule;

•	ore grades and recoveries;

•	prices for silver, gold, and base metals remaining as estimated;

•	currency exchange rates remaining as estimated;

•	capital, decommissioning and reclamation estimates;

•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted through mining;

•	prices for energy inputs, labour, materials, supplies and services (including transportation);

•	national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19;

•	international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19;

•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the GMC tailing storage facility in time and without condition to prevent interruption to operations;

•	the Company’s ability to comply with environmental, health and safety laws;

•	the Topia Phase III tailings storage facility will be available when the Phase II tailings storage facility is no longer available;

•	Tucano will be able to continue to use cyanide in its operations;

•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company;

•	the Company will be able to meet its production forecasts and generate the anticipated cash flow from operations for 2021 with the result that the Company will be able to meet its scheduled debt payments when due;

•	management’s estimates regarding the carrying value of its mineral properties will not change in future financial periods, such that it would result in further write-downs and consequential impairment loss;

•	the accuracy of the information included or implied in the various published technical reports;

•	the geological, operational and price assumptions on which these technical reports are based;

•	conditions in the financial markets;

•	the ability to attract and retain skilled staff;

•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;

•	the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré);

•	the execution and outcome of current or future exploration activities;

•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;

•	the Company will not experience project delays and cost overruns, or unanticipated excessive operating costs and expenses;

•	the Company’s ability to maintain adequate internal controls over financial reporting, and disclosure controls and procedures;

•	the ability of contractors to perform their contractual obligations; and

•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life of Tucano open pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;

•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;

•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19, which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;

•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;

•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;

•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;

•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;

•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;

•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;

•	even though a geotechnical consultant has given the approval to restart mining the UCS pit, there is no assurance that the Company will be able to continue mining through to the first quarter of 2022 as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;

•	challenging operational viability of Mexican operations;

•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;

•	there is no assurance that the Company will be able to identify or complete acquisition opportunities or, if completed that such acquisitions will be accretive to the Company;

•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;

•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;

•	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;

•	the potential for unexpected and excessive costs and expenses and the possibility of project delays;

•	employee and contractor relations;

•	relationships with, and claims by, local communities;

•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the granting of permits for the expansion of the GMC tailings storage facility in time and without conditions which if not granted or conditioned could result in an interruption of operations and the ability to maintain those permits, licences and regulatory approvals and the conditions required thereunder;

•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including the potential labour reforms in Mexico which could increase costs of our operations, the impacts of which could be significant;

•	legal restrictions related to mining;

•	the inability to operate the Topia Phase II tailings storage facility as planned, or to commence stacking at Topia Phase III when Phase II tailings storage facility is no longer available;

•	diminishing quantities or grades of mineralization as properties are mined;

•	operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;

•	acts of foreign governments;

•	political risk;

•	labour or social unrest;

•	illegal mining, including the potential for safety and security risks related thereto;

•	uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, economically acquire or maintain/renew, the surface rights to certain of the Company’s exploration and development projects, as well as the surface rights associated with the Company’s operations and facilities;

•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;

•	cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;

•	an unfavourable decision by the Ministry of Energy and Mines with respect to the proposed modification to the Coricancha closure plan;

•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary;

•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;

•	failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;

•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future;

•	certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company and situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company;

•	deterioration of general economic conditions, including increased volatility and global financial conditions; and

•	the Company’s ability to operate as anticipated,

and other risks and uncertainties, including those described in respect of Great Panther in its most recent Annual Information Form for the year ended December 31, 2020, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this Annual Report on Form 40-F. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Risk Factors" in the most recent Annual Information Form for the year ended December 31, 2020 on file with the Canadian securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in this Annual Report on Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Report on Form 40-F.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Registrant ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Registrant will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definition Standards.

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

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2020 (the last business day of the year), based upon the daily average rate published by the Bank of Canada, was US$1.00=CDN$1.2732. The exchange rate of United States dollars into Canadian dollars, on March 11, 2021, based upon the daily average rate as published by the Bank of Canada, was US$1.00=CDN$1.2561.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

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

Changes in Internal Control over Financial Reporting

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its CEO and its CFO to ensure appropriate and timely decisions are made regarding public disclosure. Internal controls over financial reporting have been designed by management under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. There have been no changes that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

For accounting purposes, on March 5, 2019, the Company completed its acquisition of Beadell Resources Limited, a gold mining company previously listed on the Australian Securities Exchange. Beadell owned and operated the Tucano Gold Mine, (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company excluded Tucano from its annual assessment of internal controls over financial reporting for the year ending December 31, 2019. For the year ended December 31, 2020, Tucano was included in management's annual assessment of internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In particular, in addition to having a separate Audit Committee, the Company’s Board of Directors has established: (i) a separately-designated People & Culture Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE American Company Guide, as currently in force; and (ii) a separately-designated Nominating and Corporate Governance Committee that materially meets the requirements for a nominating committee under section 804 of the NYSE American Company Guide, a currently in force.

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

•	Elise Rees (Chair)
•	Joseph Gallucci
•	R. W. (Bob) Garnett
•	John Jennings

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

Amendments or Waivers

During the fiscal year ended December 31, 2020, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information – External Auditor Service Fees” in the 2020 Annual Information Form is hereby incorporated by reference herein. In addition, the information relating to the Audit and Risk Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2020 Annual Information Form is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations as at December 31, 2020 are presented in the Liquidity and Capital Resources – Contractual Obligations section of the MD&A which are attached as Exhibit 99.3 of this Annual Report on Form 40-F.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2020.

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

GREAT PANTHER MINING LIMITED
Date: March 11, 2021
	By:	/s/ Robert Henderson
Robert Henderson
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2020 and 2019 together with the reports of the auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2020

Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Robert F. Brown, author of the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates” dated February 28, 2019; co-author of the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated December 22, 2020; and author of technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 20, 2017.
99.10	Consent of Ronald Turner, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.
99.11	Consent of Daniel A. Saint Don, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.
99.12	Consent of Jeffrey L. Woods, co-author of the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018.
99.13	Consent of Reno Pressacco, co-author of the technical report entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of The Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.14	Consent of Tudorel Ciuculescu, co-author of the technical report entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.15	Consent of Fernando A. Cornejo, co-author of the technical report entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.16	Consent of Neil Hepworth, co-author of the technical report entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.17	Consent of Carlos H.B. Pires, co-author of the “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.18	Consent of Nicholas Winer, co-author of the “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021.
99.19	Consent of Mohammad Nourpour, co-author of the “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated December 22, 2020.