Form 40-F
period 2021-12-31
GREAT PANTHER MINING Ltd
filed 2022-03-03
CIK 1300050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021	Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	98-1020854
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 445,448,855 Common Shares as at December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒         No  ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).

Yes  ☒         No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Auditor Name	KPMG LLP	Auditor Location	Vancouver, BC, Canada	Auditor Firm ID	85

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

Great Panther Mining Limited (the “Company”), a Canadian public company whose common shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (the “NYSE American”). It is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is eligible to file this annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system.

The following documents of the Company are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2021 (the “AIF”)	99.1 (1)
Audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the reports of the auditor with respect thereto	99.2 (1)
Management’s Discussion and Analysis of the Company for the year ended December 31, 2021 (the “MD&A”)	99.3 (1)

(1) Filed as an exhibit hereto.

Pursuant to Rule 3a12-3 under the Exchange Act, the Company’s equity securities are exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this Annual Report on Form 40-F includes forward-looking statements as noted throughout the document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future guidance and outlook of production of gold, silver, lead and zinc; profit, operating and capital costs, growth expenditures and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development and mine life of the Company’s mines and projects, including its planned exploration and drilling programs (metres drilled), plans to evaluate future financing opportunities, including the potential to use at-the-market facilities, planned use of proceeds from financings completed by the Company; the Company’s Mineral Resource and Mineral Reserve estimates for each of its operations and projects and the assumptions upon which they are based; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or define Mineral Reserves and Mineral Resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this Annual Report on Form 40-F that may constitute forward-looking statements are:

Regarding the Tucano gold mine (“Tucano”):

●	expectations regarding the ongoing geotechnical control of Urucum Central South (“UCS”) and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
●	expectations regarding the production profile for Tucano and its ability to meet gold production and cost guidance for 2022;
●	expectations regarding Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources;
●	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential to develop the underground mine to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project;
●	expectations regarding the results of planned exploration activities, including plans for further exploration drilling and infill drilling, that may not result in the discovery of new Mineral Resources/definition of Mineral Resources. Readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability;
●	expectations that the Company plans to focus on continued exploration over the next 12 months;
●	expectation that the Company will be successful in its Federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Company’s Tucano operations;
●	expectation that the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months;
●	expectations regarding capital and operating expenditures at Tucano; and
●	expectations regarding the ability to successfully onboard the new mining contractor and to achieve a smooth transition of mining contractors.

Regarding the Topia mine (“Topia”):

●	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;

●	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring without interruption;
●	expectations that the Company will receive the required permits for Phase II TSF Northern extension; and
●expectations regarding the results of exploration programs at Topia in 2022.

Regarding the Guanajuato Mine Complex (the “GMC”), which comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”), and the Cata processing plant:

●	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in the future and on favourable terms or that the Company will find other alternatives to maximize value from the GMC;
●	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
●	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
●	expectations regarding the results of exploration programs at Guanajuato performed in 2021

Regarding the Coricancha Mine Complex (“Coricancha”):

●	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;
●	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
●	if applicable, expectations regarding the costs associated with the restart of Coricancha;
●	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
●	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the Preliminary Economic Assessment (“PEA”), which is preliminary in nature and is not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding the impact of the constitutional case and the consequence of the removal of the injunction and exposure of the Company to potential fines;
●	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021, and its potential impact, if any, on the Company’s liquidity;
●	expectations regarding the results from the 2021 exploration program at Coricancha and the Company’s ability to translate these results into additional Mineral Resources; and
●	expectations regarding the Company’s efforts to appeal the SUNAT tax assessment in Peru.

Regarding general corporate matters:

●	consolidated 2022 production and AISC guidance for the Company’s operations and the expectation that the Company will be able to meet such guidance, including the assumptions related thereto;
●	expectations regarding the Company’s cash flows from operations in 2022;
●	expectations regarding access to capital and the Company’s ability to raise additional debt or equity including any sales under the ATM facility over the next 12 months to improve working capital, fund further expansion, mine development, capital investments and exploration programs for its operating mines, for acquisitions, working capital needs and to meet scheduled debt repayment obligations;
●	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
●	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
●	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;

●	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
●	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
●	expectations in respect of permitting and development activities; and
●	expectation the Company will be able to attract and maintain qualified key management personnel including the appointment of a permanent CEO.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

●	the assumptions underlying the Company’s 2022 production and AISC guidance continuing to be accurate;
●	continued operations at Tucano and Topia without significant interruption due to COVID-19 or any other reason;
●	continued operations at Tucano in accordance with its 2022 mine plan, including the assumptions underlying the Company’s ongoing geotechnical control of UCS and planned pushback activities;
●	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
●	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated (including transportation);
●	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 in 2022 used in the 2022 AISC guidance;
●	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
●	prices for energy inputs, labour, materials, supplies and services (including transportation);
●	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms; including that the Company will receive an extension of its existing operating permit for Tucano in due course as this license officially expired in November 2021 but remains in full force and effect while the permitting authority completes its normal course review, and that the Company will successfully secure the necessary permits to allow the commencement of development activities for the URN underground project;
●	the Company will be successful in its federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Tucano operations and will be able to continue to use cyanide in its operations;
●	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2022 with the result that the Company will be able to meet its scheduled debt payments when due;
●	the accuracy of the information included or implied in the various published technical reports;
●	the geological, operational and price assumptions on which these technical reports are based;
●	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
●	the execution and outcome of current or future exploration activities;
●	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
●	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events and adverse weather conditions;
●	the assumption that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 will not have a material impact on the Company’s liquidity;
●	the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	the Company will obtain permits for Phase II North extension at the Topia mine; and
●	the Company will have the ability to maintain its stock exchange listings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

●	open pit mining operations at Tucano have a limited established mine life, and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
●	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
●	interruptions to the Company’s operations in the future as a result of COVID-19 may occur, due to: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) that the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
●	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration programs, and other discretionary expenditures;
●	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
●	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, including reasons related to the Company being unable to resolve equipment availability issues with its current contractor or failing to mobilize its new contractor as quickly as expected or for the new contractor to contribute to improved operating performance at Tucano and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
●	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
●	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
●	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
●	the Company may not be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves, which may adversely impact the Company’s production plans, future revenue and financial condition;
●	challenging operational viability may result in production below the Company’s expectations from its Mexican operations;
●	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
●	pushback activities intended to improve pit wall stability at the UCS open pit may not result in the expected benefits or may take longer or cost more to complete than initially anticipated, which could increase the Company’s costs and delay realization of revenues from UCS;
●	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
●	the Company may not be able to identify or complete acquisition opportunities or complete such acquisitions in a manner that will be accretive to the Company, which could impact the long-term viability of the Company’s business;
●	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
●	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
●	the potential for unexpected and excessive project costs and expenses and the possibility of project delays could result in those projects becoming unviable or contributing less than expected value to the Company;
●	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms including the company’s Tucano operating permit which is currently under normal course review and the necessary permits to commence the development of the URN underground project could delay the Company’s ability to continue its operations or to develop its exploration properties at a pace that allows the uninterrupted extension of the mine life at Tucano;
●	changes in laws, regulations and government practices in the jurisdictions in which the Company operates;
●	the inability to operate the Topia Phase II TSF as planned, and to obtain permits for Phase II northern extension to increase capacity an additional two years;
●	diminishing quantities or grades of mineralization as properties are mined or unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters could cause the Company’s production to be lower than expected;

●	acts of foreign governments;
●	political risk;
●	labour and social unrest;
●	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability could negatively impact the Company’s cash flow generation capability;
●	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
●	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan could result in reclamation costs exceeding the amounts estimated or the amounts that Nyrstar has agreed to reimburse;
●	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary may adversely impact the Company’s liquidity;
●	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
●	counterparties may fail to perform their contractual obligations, including that Nyrstar may be unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder may not have the necessary financial resources to discharge their obligations under the guarantees;
●	the Company may not be successful in resolving its existing litigation or may become subject to further litigation in the future which could increase the Company’s costs associated with these claims;
●	the Company may not be successful in the defense and appeal of fines received from the SEMA in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano, and such fines and associated costs may be material and have an adverse effect on the Company’s liquidity;
●	the Company’s Peruvian subsidiary, Great Panther Coricancha S.A. (“GPC”), may ultimately be found liable for approximately $20 million in unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006 and this could have a material impact on the Peruvian subsidiary’s financial position;
●	the risk that the loss of any key personnel may have a material adverse effect on the Company, its business and its financial position;
●	the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; and
●	other risks and uncertainties, including those described in respect of Great Panther in its most recent MD&A, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this Annual Report on Form 40-F. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement. For more discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from the anticipated future results, performance and achievements expressed or implied by these forward-looking statements, see Section 8 – Risk Factors of this Annual Report on Form 40-F.

Annual Report on Form 40-F

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

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as Proven Reserves, Probable Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves.  Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2021 (the last business day of the year), based upon the daily average rate published by the Bank of Canada, was US$1.00=CDN$1.2678. The exchange rate of United States dollars into Canadian dollars, on March 1, 2022, based upon the daily average rate as published by the Bank of Canada, was US$1.00=CDN$12708.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, being the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of and with the participation of the Company’s management (“Management”), including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

●	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and
●	accumulated and communicated to Management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the financial statements.

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

Management’s Assessment of Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway

Commission (“COSO”). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

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

Changes in Internal Control over Financial Reporting

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its CEO and its CFO to ensure appropriate and timely decisions are made regarding public disclosure.  Internal controls over financial reporting have been designed by management under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  There have been no changes that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

●	Dana Ellen Williams (Chair)
●	Elise Rees
●	Joseph Gallucci
●	John Jennings

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Dana Williams and Elise Rees, are audit committee financial experts (as that term is defined in General Instruction B(8) of Form 40-F).

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

Amendments or Waivers

During the fiscal year ended December 31, 2021, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the Company’s principal accountant fees and services that is included under the heading “Audit Committee Information – External Auditor Service Fees” in the 2021 Annual Information Form is hereby incorporated by reference herein. In addition, the information relating to the Audit Committee’s pre-approval policies and procedures that is included under the heading “Audit Committee Information – Pre-Approval Policy” in the 2021 Annual Information Form is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations as at December 31, 2021 are presented in the Liquidity and Capital Resources – Contractual Obligations section of the MD&A which are attached as Exhibit 99.3 of this Annual Report on Form 40-F.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2021.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

●	the securities registered pursuant to Form 40-F;
●	the securities in relation to which the obligation to file an annual report on Form 40-F arises; or
●	transactions in said securities.

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

GREAT PANTHER MINING LIMITED
Date: March 2, 2022
	By:	/s/ Alan Hair
Alan Hair
Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2021

99.2	Audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2021 and 2020 together with the reports of the auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9

Consent of Robert F. Brown, author of the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates” dated February 28, 2019; co-author of the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated December 22, 2020; author of technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017; co-author of the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated February 28, 2022; and co-author of the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of March 31st, 2021”, dated February 11, 2022.

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

99.19

Consent of Mohammad Nourpour, co-author of the “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated December 22, 2020; co-author of the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico”, dated February 28, 2022; and co-author of the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of March 31st, 2021”, dated February 11, 2022.

104	Cover Page Interactive Data File